Exhibit C-5

A RECOVERY PLAN FOR JOBS,
GROWTH, AND RESILIENCE

© Her Majesty the Queen in Right of Canada (2021)

All rights reserved

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Cat No.: F1-23/3E-PDF

ISSN: 1719-7740

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In case of discrepancy between the printed version and the electronic version, the electronic version will prevail.

Table of Contents

Foreword	13

Creating Jobs And Growth	15
Building a Better, Fairer Canada	23

Overview Our Shared Economic and Social Foundations — Challenges and Opportunities Ahead	27

1. The Course of COVID-19 in Canada	27
An unprecedented global disruption	27
The recovery path has been uneven over the fall and winter	28
Canada’s economic performance has exceeded expectations	29
Canada’s COVID-19 Economic Response has bridged Canadians through the crisis	30
Jobs recovery continues to progress at an uneven pace for many Canadians	34
2. Gaining Economic Momentum through 2021	37
Progress controlling the virus will determine the path forward	37
Potential for tailwinds to boost the recovery	38
Economists expect the pace of economic activity to pick-up as vaccination progresses	39
3. Securing the Recovery and Building a Stronger Economy	41
Securing the recovery	42
Building a stronger economy	45
4. An Historic Plan for a Stronger and More Resilient Canada	46
Delivering on the government’s one million jobs commitment	49
5. A Responsible Fiscal Plan	52
Building a stronger and more resilient economy will improve fiscal sustainability	54

Part I - Finishing the Fight Against COVID-19	57

Chapter 1 Keeping Canadians Healthy and Safe	59

1.1 Providing Access to Vaccines	62
Canada’s COVID-19 Immunization Plan	63
International COVID-19 Response	64
1.2 Protecting Our Seniors	64
Strengthening Long-term Care and Supportive Care	64
Helping Seniors Age Well at Home	65
1.3 Strengthening Our Health System	66
Helping Our Health Care Systems Recover	66
Regulatory Cooperation with Trusted International Partners	66
Renewing the Territorial Health Investment Fund	67
1.4 Supporting Mental Health	67

III

National Standards for Mental Health Services	69
Supporting the Mental Health of Those Most Affected by COVID-19	69
Investing in the Wellness Together Canada Portal	70
Working Towards a New Crisis Hotline	70
1.5 Investing in Research and Science	71
Strengthening Canada’s Bio-manufacturing and Life Sciences Sector	72
Action to Address Antimicrobial Resistance	73
1.6 A Plan for the Safe Reopening of Our Borders	73
Supporting Safe Air Travel	74
Continuing to Protect Air Travellers	74
Supporting Temporary Foreign Workers while they Quarantine	75

Chapter 2 Seeing Canadians and Businesses Through to Recovery	79

2.1 Protecting Jobs and Supporting Businesses	80
Extending the Canada Emergency Wage Subsidy	83
Extending the Canada Emergency Rent Subsidy and Lockdown Support	84
Extending the Canada Emergency Business Account	85
2.2 Supporting Affected Workers	85
Temporarily Waiving the One-week Waiting Period for Employment Insurance Claims	86
Providing Additional Weeks of Recovery Benefits and EI Regular Benefits	87
Maintaining Flexible Access to Employment Insurance Benefits	88
Extending Employment Insurance Sickness Benefits to Better Support Canadians Suffering From Illness or Injury	89
Extending Temporary Support for Seasonal Workers Who Continue to be Affected by the Pandemic	90

Part II - Creating Jobs and Growth	93

Chapter 3 New Opportunities for Canadians	95

3.1 Women in the Economy	96
A Canada-wide Early Learning and Child Care Plan	97
Establishing a Canada-Wide Early Learning and Child Care System	101
Strengthening Diversity in Corporate Governance	106
3.2 Opportunities for Canada’s Youth	106
Providing Relief from Student Debt	107
Doubling the Canada Student Grants for Two Additional Years	108
Expanding Access to Supports for Students and Borrowers with Disabilities	109
Supporting Vulnerable Children and Youth During the Recovery	110
Helping Youth and Students Build Job Skills and Connect with Employers	110
3.3 Investing in Skills, Training, and Trades	111
Helping Employers Train and Recruit Workers	112

IV

Creating New Opportunities for Skilled Tradespeople	113
Supporting Skills for Success	113
Ensuring Communities Recover Through Skills Training and Workforce Planning	114
Helping Workers Transition to New Jobs	114
Extending Federal Supports for Adults Who Return to School Full-Time	115
Teaching Kids to Code	115
3.4 Valuing Canada’s Workers	116
Establishing a $15 Federal Minimum Wage	116
Supporting Canada’s Low-Wage Workers	117
Better Labour Protection for Gig Workers	121
Enhancing Protections for Contract Workers in the Air Transportation Sector	121
Simplifying Wage Earner Protection Program Payments	122
Support for Personal Support Workers	122
Employee Ownership Trusts	123
Taking Action to Address Predatory Lending	123

Chapter 4 Helping Canadian Businesses Grow and Succeed	127

4.1 Helping Canadians Get Back to Work	128
Helping Hard-hit Businesses Hire More Workers	128
Opportunities for Businesses and Young Workers Through Mitacs	130
4.2 Helping Small and Medium-sized Businesses Recover and Grow	130
Helping Small and Medium-sized Businesses Move into the Digital Age	131
Helping Businesses Seize New Technological Opportunities	133
Supporting Business Investments	134
Enhancing the Canada Small Business Financing Program	134
Preparing Canada’s Aerospace Sector for Recovery	135
4.3 Investing in Canada’s Entrepreneurs	136
Supporting Entrepreneurs, Including Equity Deserving Entrepreneurs	136
Supporting Women Entrepreneurs	136
Supporting Black Entrepreneurs	137
Leveraging Procurement Opportunities	137
Expanding the Industrial Research Assistance Program	139
Investing in Canadian Innovators Through a Renewed Venture Capital Catalyst Initiative	139
To increase venture capital funding and support the continued growth of Canada’s innovative companies:	139
Boosting Canada’s Clean Technology Exports	140
4.4 Making it Easier to do Business in Canada	140
Removing Barriers to Internal Trade	140
Lowering the Cost of Doing Business by Reducing Credit Card Transaction Fees	141
A Fair and Competitive Marketplace	141

V

Maintaining Momentum on Regulatory Modernization	142
4.5 Building Infrastructure to Boost Trade	143
Renewing our National Trade Corridors	143
Strengthening Canada’s Trade Remedy System	145
Administration of Trade Controls	145
Better Supports for Exporters	145
4.6 Investing in World-leading Research and Innovation	146
Supporting Innovation and Industrial Transformation	146
Renewing the Pan-Canadian Artificial Intelligence Strategy	148
Launching a National Quantum Strategy	149
Revitalizing the Canadian Photonics Fabrication Centre	149
Launching a Pan-Canadian Genomics Strategy	150
Conducting Clinical Trials	150
Supporting the Innovation Superclusters Initiative	151
Promoting Canadian Intellectual Property	151
Capitalizing on Space-based Earth Observation	152
Science and Technology Collaboration with Israeli Firms	152
4.7 Supporting a Digital Economy	153
Accelerating Broadband for Everyone	153
Establishing a New Data Commissioner	154
Enhancing Business Condition Data	154

Chapter 5 A Healthy Environment for a Healthy Economy	159

5.1 Growing Our Net-zero Economy	160
Accelerating Canada’s Net-zero Transformation Through Innovation	160
Propelling Clean Tech Projects	161
Growing Zero-emission Technology Manufacturing	161
Accelerating Investment in Clean Energy Technologies	162
Enhancing Canada’s Supply of Critical Minerals	163
Charging and Fueling Zero-emission Vehicles	164
Federal Clean Electricity Fund	164
Reducing Transportation and Landfill Emissions	165
Investing in the Forest-based Bio-economy	165
First Federal Green Bond	166
5.2 Investing in Our Clean Industry Future	166
Carbon Capture, Utilization, and Storage	167
Tax Incentive for Carbon Capture, Utilization, and Storage	168
Advancing Carbon Capture, Utilization, and Storage Technologies	169
Cleaner Fuels for a Cleaner Environment	169
Supporting the Production and Use of Clean Fuels	170
Low-Carbon Fuel Procurement Program	170
Supporting a Centre for Innovation and Clean Energy in British Columbia	171
Investing in Clean Energy in Northern and Indigenous Communities	171

VI

5.3 Advancing Canada’s Climate Plan	172
Steering Canada’s Strengthened Climate Plan	173
Returning the Proceeds from the Price on Pollution	173
Support for Farmers	174
Agricultural Climate Solutions	174
Integrating Climate into Federal Decisions	175
Strengthening Public Climate-related Disclosures	175
Border Carbon Adjustments	176
5.4 Building Green Homes and Communities	176
Lower Home Energy Bills Through Interest-free Loans for Retrofits	177
5.5 Adapting to Climate Change for a More Resilient Future	178
Strengthening Climate Resiliency	178
Keeping Canadians Safer from Floods	179
Improving Wildfire Resilience and Preparedness	179
Supporting Provincial and Territorial Disaster Response and Recovery	180
Addressing Climate Change in Yukon	180
Preserving the HMS Erebus and HMS Terror	180
5.6 Protecting Nature	181
Historic Investments in Canada’s Natural Legacy	181
Conserving Canada’s Oceans	184
Reducing Ocean Plastics that Threaten Marine Life	184
Preserving Wild Pacific Salmon	185
Developing the Canada Water Agency	186
Better Understanding Our Environment	186
Support for the Polar Continental Shelf Program	187
Continuing Canada’s Chemicals Management Regime	187

Chapter 6 Strengthening the Cities and Communities We Call Home	193

6.1 A Place to Call Home	193
More Affordable Housing	194
Ending Homelessness	198
6.2 Restoring Tourism, Arts, Culture, and Sport	199
Revitalizing Tourism	200
Supporting Canada’s Arts, Culture, Heritage, and Sport Organizations and Workers	202
Supporting Canadian TV and Film Productions through COVID-19	204
Investing in Telefilm Canada	204
Encouraging Diverse Voices in Canadian TV and Film	204
Support for the Canadian Broadcasting Corporation / Radio-Canada	205
Support for the Canadian Book Industry	205
Protecting Canada’s Historic Places	205
Memorial to the Victims of Communism	206
6.3 Building Stronger Communities	206
Helping Charities, Non-profits, and Social Purpose Organizations Grow	206

VII

Supporting Community Service Organizations	207
Boosting Charitable Spending in Our Communities	208
Consulting on a New Canadian Social Bond	209
Improving Food Security	209
6.4 Jobs and Growth Through Infrastructure Investments	209
Permanent Public Transit Fund	210
Canada Community-Building Fund	211
National Infrastructure Assessment	211
Next Step Towards High Frequency Rail in the Toronto-Quebec City Corridor	211
Assisting Homeowners Affected by Pyrrhotite	212
Bonaventure Expressway	212
Canada’s National Capital Region	213
6.5 Local and Regional Development	214
Supporting Jobs and Growth in All Communities	214
Creating a New Regional Development Agency for British Columbia	215
Canada Community Revitalization Fund	215
Investing in Small Craft Harbours	215
6.6 Rural and Northern Communities	216
Extending the Northern Residents Deduction	216
Supporting Post-secondary Education in the North	217
Ensuring Food Security in the North	217
Support for Jobs in the Canadian Wine Sector	217
Supporting Food Processors Following Ratification of New Trade Agreements	218
6.7 Strengthening Canada’s Immigration System	218
Delivering a Modern Immigration Platform	219
Enhancing the Temporary Foreign Worker Program	219
Supporting Racialized Newcomer Women	220
Accelerated Pathways to Permanent Residence	220
Streamlining Express Entry	220

Part III - A Resilient and Inclusive Recovery	225

Chapter 7 A More Equal Canada	227

7.1 Fighting Systemic Racism and Empowering Communities	227
Strengthening the Canadian Race Relations Foundation and Helping Communities Respond to an Increase in Racism	228
Supporting Black Canadian Communities	229
Better Data for Better Outcomes	230
Making the Public Service More Diverse	231
7.2 An Economic Recovery that Includes Everyone	232
Increasing Old Age Security for Canadians 75 and Over	232
Towards a New Disability Benefit	233

VIII

Improving Access to the Disability Tax Credit	234
Making Our Communities and Workplaces More Accessible	235
Supporting Greater Equality for LGBTQ2 Communities	235
Supporting Our Veterans	236
Recognizing the Contributions of Atomic Workers	236
7.3 Supporting the Health of Canadians	237
Addressing the Opioid Crisis and Problematic Substance Use	237
Moving Forward on National Universal Pharmacare	238
Supporting Access to Sexual and Reproductive Health Care Information and Services	238
Establishing a National Institute for Women’s Health Research	239
National Autism Strategy	240
Strategic Research on Pediatric Cancer	240
Establishing a National Framework for Diabetes	240
Taxation of Vaping Products	241
Taxation of Tobacco	241
Support for Canadian Blood Services	242
Better Palliative Care	242
Ensuring Appropriate Access and Safeguards for Medical Assistance in Dying	242

Chapter 8 Strong Indigenous Communities	245

8.1 Healthy and Vibrant Communities	246
Supporting Indigenous Communities in the Fight Against COVID-19	246
Improving Health Outcomes in Indigenous Communities	247
Distinctions-Based Mental Wellness Strategy	248
Supporting Indigenous Children and Families	249
Providing High-quality Education	250
Supporting Indigenous Post-secondary Education During COVID-19	251
On-reserve Income Assistance	251
8.2 Building Infrastructure and Economic Growth	252
Indigenous Infrastructure	253
Supporting Indigenous Economies	253
Support for Indigenous Entrepreneurs	254
Securing Capital for Community Investments	255
Redesigning the Additions to Reserve Policy	256
8.3 Responding to the Tragedy of Missing and Murdered Indigenous Women and Girls	256
Culture	257
Health and Wellness	258
Human Security and Safety	258
Justice	259
Working with Partners	260
8.4 Walking the Path to Reconciliation and Self-determination	261

IX

Implementation of Legislation on the United Nations Declaration on the Rights of Indigenous Peoples	261
Escalating 10-Year Grant Funding	262
Supporting Indigenous Governance and Capacity	262
Advancing Specific Claims Settlements	262
Commemorating the Legacy of Residential Schools	263
Support for Indigenous-led Data Strategies	263
Engagement with Indigenous Peoples	264
Supporting Self-determination Through Tax Agreements	264
Supporting First Nations Priorities	265
Supporting Inuit Priorities	268
Supporting Métis Nation Priorities	270

Chapter 9 Protecting Our Shared Values	275

9.1 Promoting Our Two Official Languages	275
Promoting Official Languages	276
9.2 Keeping Canadians Safe and Improving Access to Justice	277
Gun Control	277
Advancing a National Action Plan to End Gender-Based Violence	278
Preventing Radicalization to Violence	282
Better Job Protections for Parents of Young Victims of Crime	282
Diverting Youth Away from the Justice System	283
Expanding Access to Drug Treatment Courts	283
Enhancing Legal Support for Vulnerable Communities	284
Supporting Work to Address Systemic Racism in Public Safety Institutions	284
Reforming Canada’s Pardons Process	285
Reforming the Judicial Conduct Review Process	285
Enhancing the Capacity of Superior Courts	286
Maintaining Federal Court Services During COVID-19	286
Re-establishing the Law Commission of Canada	286
Preventing the Spread of COVID-19 in Correctional Institutions	287
Enhancing Data Collection on Cyber Security Threats	287
Improving How Access to Information Works for Canadians	287
9.3. Defending Canada and Canadian Values	288
Addressing Sexual Misconduct and Gender-based Violence in the Military	288
Supporting NORAD Modernization	289
Increasing Canada’s Contributions to NATO	290
Advancing the Safer Skies Initiative	290
Sustaining Health Services for the Canadian Armed Forces	291
Better Equipping Our Coast Guard and Military	291
Ensuring Procurement Partners Respect Canada’s Economic Interests	292
9.4 Building a Safer, Resilient, and Equitable World	292

X

Increasing International Humanitarian Assistance	293
Responding to the Rohingya Crisis	293
Response to the Venezuelan Migrant and Refugee Crisis	294
Extending Canada’s Middle East Strategy	294
Recapitalization of FinDev Canada	294
Supporting Developing Economies Through the International Finance Corporation	295
Supporting the African Development Bank	295
Canadian Ombudsperson for Responsible Enterprise	295

Part IV - Fair and Responsible Government

Chapter 10 Responsible Government	303

10.1 A Tax System that Promotes Fairness	303
Digital Services Tax	304
Luxury Tax	304
Tax on Unproductive Use of Canadian Housing by Foreign Non-resident Owners	305
Limitations on Excessive Interest Deductions	306
Preventing Cross-border Tax Schemes	306
Mandatory Disclosure Rules	307
Tackling Tax Avoidance and Evasion	307
Strengthening the CRA	308
Protecting the Fairness and Integrity of Our Tax System	308
Action Against Money Laundering and Terrorist Financing	309
Beneficial Ownership Transparency	309
Combatting Abusive Tax Collection Avoidance Schemes	310
Improving Duty and Tax Collection on Imported Goods	310
10.2 A Stable and Robust Financial Sector	310
Retail Payments Oversight Framework	311
10.3 Better Services for Canadians	311
E-payroll to Help Businesses	311
Protecting Taxpayer Information	312
Modernizing CRA Services	312
Canadian Digital Service	313
10.4 Reinforcing Government of Canada Operations	313
Measuring What Matters	313
Reducing Government Travel	314
Improving and Defending Our Cyber Networks	314
Modernizing Critical IT Infrastructure	315

XI

XII

Foreword

After thirteen months of uncertainty and hardship, Canadians continue to battle COVID-19, with determination and grit.

We are all tired, frustrated, and sometimes even afraid. Yet, it’s our responsibility to finish this fight – and to ensure that nothing like it ever threatens our country in this way again. That is our job.

It’s also our job to tackle the work of recovery, to create the conditions for new employment and new growth, now and in the years ahead.

This budget is about finishing the fight against COVID. It’s about healing the economic wounds left by the COVID recession. And it’s about creating more jobs and prosperity for Canadians in the days – and decades – to come.

It’s about meeting the urgent needs of today, and about building for the long-term. It is a budget focused on middle class Canadians, and on pulling more Canadians up into the middle class. It’s a plan that embraces this moment of global transformation to a green, clean economy.

This budget addresses three fundamental challenges.

First, we need to conquer COVID. That means buying vaccines and supporting provincial healthcare systems. It means enforcing our quarantine rules at the border and within the country. It means providing Canadians and Canadian businesses with the support they need to get through these final, third-wave lockdowns, and to come roaring back when the economy fully reopens.

Second, we must punch our way out of the COVID recession. That means ensuring lost jobs are recovered as swiftly as possible, and that hard-hit businesses rebound quickly and are able to flourish.

It means providing support where COVID has struck hardest – to women and young people and low-wage workers, and to small and medium-sized businesses, especially in hospitality and tourism.

The final challenge is to build a better, fairer, more prosperous, more innovative future. That means investing in Canada’s green transition and the green jobs that go with it; in Canada’s digital transformation and Canadian innovation; and in building infrastructure for a dynamic, growing country.

And it means providing Canadians with social infrastructure – from early learning and child care, to student grants – so the middle class can flourish and more Canadians can join it.

Foreword	13

When this global pandemic hit Canada over a year ago, our government made a covenant with Canadians. We knew that fighting the virus would require all of us to accept unprecedented restrictions.

In exchange, we pledged to do whatever it takes to support Canadians in the face of those restrictions and, ultimately, to conquer this disease. We have kept that pledge. We will continue to do so.

When COVID first struck, we immediately provided $500 million to bolster our country’s health-care system. Then last summer, we invested nearly $20 billion, through the Safe Restart Agreement, to support provinces and territories in the fight against COVID. Last fall we helped children return to school with $2 billion in the Safe Return to Class agreement.

Just last month, we committed to providing provinces and territories with an additional $4 billion to shore up the healthcare system as we fight the third wave, and an additional $1 billion to speed up the roll-out of vaccines.

Our elders have been this virus’s principal victims. The disease has preyed on them mercilessly, cutting short thousands of lives and forcing all seniors into fearful isolation, for more than a year.

We have tragically failed so many of those living in long-term care facilities. To them, and to their families, let me say this: I am so sorry.

We owe you so much better than this. As a country, we must fix what is so clearly and utterly broken.

That’s why we propose a $3 billion investment to ensure that provinces and territories provide a high standard of care in their long-term care facilities. We are delivering today on our promise to increase Old Age Security for Canadians aged 75 and older, which will provide up to $766 more for eligible seniors in the first year, and that will grow with indexation.

We owe our elders a great debt. This is a partial repayment.

Our government has been urgently procuring vaccines since last spring – and providing them – at no cost – to Canadians. More than 10 million vaccines were distributed to provinces and territories by the end of March; a further six million will be distributed by the end of this month.

And by the end of September, Canada will have received 100 million doses – more than enough for every adult Canadian to have received two doses of vaccine.

We need to be ready for new variants of COVID-19, and we must have the booster shots that will allow us to keep them in check.

That is why we must begin to rebuild our national capacity in bio-manufacturing and vaccine development and production. Making our own vaccines is essential to our national security. Canada has brilliant scientists and entrepreneurs. We will support them with an investment of $2.2 billion in Canada’s bio-manufacturing and life-sciences sector. And, together, we will rebuild this vital industry.

Creating Jobs And Growth.

When COVID-19 first hit, it pushed our country into its deepest recession since the Great Depression.

But this is an economic shock of a very particular kind. We are not suffering because of endogenous flaws or imbalances within our economy.

Rather, the COVID recession is driven by an entirely external event – much like the economic devastation of a flood, blizzard, wildfire or other natural disaster.

That is why an essential part of Canada’s fight against COVID-19 has been unprecedented federal support for Canadians and Canadian businesses. Our over-riding objective, from the very beginning, has been to prevent the long-term scarring of Canadian society and the Canadian economy.

And it has worked. Our support helped keep food on the tables of millions of families

This unprecedented federal action staved off a flood of bankruptcies and preserved our country’s economic muscle.

The government’s economic support measures have been a cost-effective investment – as the IMF has confirmed – averting an economic collapse that would have been truly devastating.

Indeed, thanks to the investments our government made in averting economic scarring, the Canadian economy is poised to come roaring back. The rebound has already started: Canada’s GDP rose by almost 10 percent, annualized, in Q4 of 2020.

We will continue to honour our covenant with Canadians, until COVID-19 is fully behind us. The government is prepared to extend support measures, as long as the fight against this virus requires.

But as Canada pivots to recovery, our economic measures will, too. And as we look to brighter days, our efforts will be relentlessly focused on jobs and growth.

****

Foreword	15

We promised last November to spend up to $100 billion over three years to get Canada back to work and to ensure the lives and prospects of Canadians are not permanently stunted by this pandemic recession.

This budget keeps that promise. It is an ambitious plan for jobs and growth that is precisely designed to heal the specific wounds of the COVID-19 recession, and to build new economic muscle, creating prosperity for us and for our children, for years to come.

Altogether, this budget creates nearly 500,000 new training and work experience opportunities for Canadians.

It will keep our Throne Speech promise of creating one million jobs by the end of this year.

Some will say our sense of urgency is misplaced.

To them, I ask this: Did you lose your job during a COVID lockdown? Were you reluctantly let go by your small-business employers who were like a family to you, but simply could not afford your salary any longer?

Are you a young mother, forced to quit the dream job you fought to get, because there was no way to keep working while caring for your pre-school children? Did you graduate from university last spring, and are you still struggling to find work in the worst job market since the Great Depression?

Is your family business – launched perhaps, by your parents, and which you’d hoped to pass on to your children – now struggling under a sudden burden of debt, and fending off bankruptcy through sheer grit, every day?

Yet this is the bitter harvest millions of Canadians have reaped during the pandemic.

The ravages of COVID have been uneven. Some parts of our economy, and workers in those sectors – people who work in forests, banks and technology companies, building homes and selling them, for example – are already doing better than they were before the pandemic struck. All of us admire their ingenuity and are grateful for their resilience.

But many others have been grievously hurt by the pandemic and the lockdowns it has required: women, young people, low wage workers and small businesses. Very often, these four groups intersect. To support Canadian workers as we finish our fight against the third wave, and to provide an economic bridge to a fully reopened economy, we will build on the enhancements we’ve made during the pandemic to maintain flexible access to EI benefits for another year, until the fall of 2022The CRB, which we created to support Canadians not covered by EI, will remain in place until September, offering an additional 12 weeks of benefits, but stepping down to $300 a week after July 17 as our economy fully reopens over the summer.

About 300,000 Canadians who had a job before the pandemic are still out of work. This month’s lockdowns are essential, but they may temporarily make things worse. We need to be there to support Canadian workers – and we will be.

Low-wage workers in Canada work harder than anyone else in this country, for less pay. In the past year they’ve faced either layoffs or significant infection risks, and often both in succession. We cannot ignore their contribution and their hardship – and we will not.

So, Budget 2021 proposes to expand the Canada Workers Benefit, to invest $8.9 billion over six years in additional support for low-wage workers – extending support to about a million more Canadians and lifting nearly 100,000 people out of poverty.

I am sure all Canadians would agree that no one working full-time in our great country should live in poverty. This investment will help make that very Canadian value a reality. To further support Canadians working hard to join the middle class, this budget will introduce a $15 an hour federal minimum wage.

And Budget 2021 reiterates the government’s commitment to amend the Canada Labour Code to improve labour protection for Canadians working in the gig economy.

We know the pandemic has exacerbated systemic barriers faced by racialized Canadians. So, Budget 2021 provides additional funding for the Black Entrepreneurship Program, as well as an investment in a Black-led Philanthropic Endowment Fund, to help fight anti-Black racism and improve social and economic outcomes in Black communities.

One of the most striking aspects of the pandemic has been the historic sacrifice young Canadians have made to protect their parents and grandparents. Our youth have paid a high price to help keep the rest of us safe.

Unemployment among young people is now 14 per cent, compared to 7.5 per cent among Canadians as a whole.

And the mental strain on our youth, who have been sequestered at home at a time of life when people most need to hang out with their friends, has been extraordinary.

Foreword	17

We will not allow young Canadians to become a lost generation. They need our support to launch their adult lives and careers in post-COVID Canada – and they will get it. This budget proposes to invest $5.7 billion over five years in Canada’s youth. This is an investment in our future and it will yield great dividends.

We will make college and university more accessible and affordable. We will create job openings in skilled trades and high-tech industries. And we will double the Canada Student Grant for two more years, extending the waiver of interest on federal student loans through March 2023.. More than 450,000 low-income student borrowers will also have access to more generous repayment assistance.

We will help young Canadians launch their careers by helping to create 215,000 additional quality job skills development and work opportunities to help youth and students join or return to the workforce over the next two years, including through Canada Summer Jobs, the Youth Employment and Skills Strategy and through work-integrated learning for students.

COVID has brutally exposed something women have long known: Without childcare, parents – usually mothers – can’t work. The closing of our schools and daycares drove women’s participation in the labour force down to its lowest level in over two decades. Early learning and childcare has long been a feminist issue; COVID has shown us all that it is an urgent economic issue, too.

This is a cause forward-thinking Canadians have championed for more than 50 years. I was two years old when the Royal Commission on the Status of Women urged Canada to establish a universal system of early learning and childcare.

My mother was one of Canada’s redoubtable second wave of feminists who fought – and outside Quebec, failed – to make that recommendation a reality. A generation after that, another minister, Ken Dryden, almost got this done.

Their long labour is a testament to the difficulty and complexity of this task.

But we are going to do it. This budget is the map and the trailhead.

For there is agreement, across the political spectrum, that early learning and childcare is the national economic policy we need now.

It delivers a jobs-and-growth hat-trick, allowing both mothers and fathers to work, thus increasing our workforce and boosting our growth, creating jobs for mostly women childcare workers, and helping to raise a smarter, better educated next generation.

The evidence from Quebec – which began building a universal early learning and childcare system more than two decades ago – is incontrovertible. Early learning and childcare is an investment in social infrastructure that pays for itself. Quebec has among the highest labour force participation of women with children under three, in the world. TD Economics has pointed to a range of studies showing that, for every dollar invested in early learning and childcare in Quebec, between $1.50 and $2.80 comes back to the broader economy.

Canadians have been fighting for early learning and childcare unsuccessfully for so long, that some may question whether our government has the determination and staying power to finally get this done.

To those who doubt us, I say this: This budget commits up to $30 billion over five years, reaching $8.3 billion on a permanent basis, to build a high-quality, affordable and accessible early learning and childcare system across Canada.

This funding will allow for a 50 per cent reduction in average fees for regulated early learning and child care in all provinces outside of Quebec, to be delivered by the end of 2022. It will also ensure annual growth in quality and affordable child care spaces across the country in partnership with provinces and territories

That said, this is not an effort that will deliver instant gratification. I am well aware of the political challenges ahead, particularly given our federal political structure. We are building something that, of necessity, must be constructed gradually, collaboratively, and for the long-term.

But I have confidence in us. I have confidence that we are a country that believes in investing in our future; in our children; and in our young parents. Here is our goal: That, in the next 5 years, Canadian parents across the country have access to high quality early learning and child care, for an average of $10 a day.

The truth is that the tragedy of COVID-19 has created a window of opportunity, which we can open to finally build a system of early learning and childcare across our country.

This is social infrastructure that will drive jobs and growth. This is feminist economic policy. This is smart economic policy.

I make this promise to Canadians, speaking as your Minister of Finance and as a working mother: We will get it done.

Small businesses are the bustling, thriving heart of our economy. They are the spine of Main Street in every city, town and village in Canada. And while many big, multinational companies have actually prospered during this low-interest rate COVID year, our small businesses have been battered.

Healing the wounds of COVID requires a rescue plan for them.

Foreword	19

Budget 2021 proposes to extend the wage subsidy, rent subsidy, and Lockdown Support for businesses and other employers until September 25, 2021, for an estimated total of $12.1 billion in additional support.

To help the hardest-hit businesses pivot back to growth, we propose a new Canada Recovery Hiring Program, which will run from June to November and will provide $595 million to make it easier for businesses to hire back laid-off workers or to bring on new ones. We supported Canadian businesses when lockdowns forced them to shut their doors. And we will continue to provide support as they come roaring back over the summer and fall.

But our government proposes to do much more than execute a rescue.

With this budget, we will make unprecedented and historic investments in Canada’s small businesses – helping them invest in new technologies and innovation.

This will help Canadian small businesses become more productive and prosperous. It will give them a shot at becoming the Canadian-headquartered global champions of tomorrow.

The future and resilience of Canada’s small businesses depends on their ability to adopt new technology. We propose to invest $4 billion in a game-changing new effort that will help up to 160,000 small and medium-sized businesses buy the new technologies they need to grow.

The new Canada Digital Adoption Program will also provide these businesses with the advice and help they need to get the most out of these new technologies by training 28,000 young Canadians – a Canadian technology corps – and sending them out to work with our small and medium sized businesses.

This groundbreaking new program will help Canadian small businesses become more efficient, go digital, take advantage of e-commerce, and become more competitive in Canada and abroad. Increased funding for the Venture Capital Catalyst Initiative will help provide financing to innovative Canadian businesses, so they can grow and create well-paying jobs in Canada.

Budget 2021 also provides an important boost for business investments. It proposes to allow immediate expensing of up to $1.5 million of eligible investments by Canadian-controlled private corporations in each of the next three years. It is estimated that these larger deductions will represent $2.2 billion in additional support that will help drive growth and create jobs today and in the future. This will support 325,000 businesses in making critical investments to grow their output.

Building for the future means investing in innovation and entrepreneurs.

This budget proposes to help our innovators turn Canadian research, talent and discoveries into new products, services and companies.

We propose to invest in the next phase of the Pan-Canadian Artificial Intelligence Strategy and to launch similar strategies in genomics and quantum science, areas where Canada is a global leader.

To jumpstart tourism, this budget proposes $[1 billion], including to support festivals and other events that provide jobs and growth, and enhance the life of our communities.

As we emerge from our COVID lockdowns, let’s spend the next year supporting each other and exploring our own breathtaking country.

In 2021, job growth means green growth.

Putting a price on carbon was no simple task. But we did it and made it stick, resulting in the first credible carbon-reduction program put forward by any Canadian government in history.

The government’s updated climate plan, presented in December, was another turning point towards the green economy.

Building a net zero economy is no longer a matter of debate. It is not a matter of right versus left. It is about leaving a healthy planet, with clean water and clean air, for our children and their children. It is about averting a climate catastrophe. And it’s about securing jobs today and creating the careers of the future.

This budget sets out a plan to help achieve GHG emissions reductions of 36 per cent from 2005 levels by 2030, and puts us on a path to achieve net-zero emissions by 2050. And it puts in place the funding to achieve our 25 per cent land and marine conservation targets by 2025.

By making targeted investments in transformational technologies, we can ensure that Canada benefits from the next wave of global investment and growth. Investing now in areas such as clean fuels and carbon capture, will foster well-paying middle-class jobs now and for many years into the future.

We can and will foster jobs and growth by building on what we already do well. The resource and manufacturing sectors that are Canada’s traditional economic pillars – energy, mining, agriculture, forestry, steel, aluminum, autos, aerospace – will be the foundation of our new, sustainable economy.

That is why we propose a historic investment of a further $5 billion over seven years, starting in 2021-22, in the Net Zero Accelerator.

With this added support, on top of the $3 billion we committed in December, the Net Zero Accelerator will help even more companies invest to reduce their

Foreword	21

greenhouse gas emissions, while growing their businesses. This will help build Canada’s clean industrial advantage and bolster the domestic market for Canada’s own clean technology innovators.

Budget 2021 further proposes to incentivize the green transformation through new tax measures, including for zero emissions technology manufacturing, carbon capture and storage, and green hydrogen.

We are at a pivotal moment. Just as the invention of the steam engine and of the personal computer triggered transformative economic shifts, today, the global economy is turning swiftly, decisively and irreversibly green. It is essential for the prosperity of the next generation of Canadians – and indeed, for those of us working today – for Canada to be at the forefront of this great transformation.

We can lead, or we can be left behind. Our government knows that the only choice for Canada is to be in the vanguard.

Throughout this crisis, we’ve found ourselves relying on our devices more than ever – for grieving and for celebrating, for work, for school and for fun. This is essential infrastructure. Therefore we propose to provide another $1 billion over six years for the Universal Broadband Fund, to support access to high-speed internet by Canadians in rural and remote communities.

This puts us on track to achieve our 98-per-cent high-speed coverage initiative by 2026.

***

Canadians are the most educated people in the OECD; we are the lucky stewards of a vast and beautiful land; and in contrast to so much of the rest of the world, we have built a thriving, multicultural society that embraces new arrivals. Our growing population is one of our great structural economic strengths.

But a growing country needs to build. We need to build housing. We need to build public transit. We need to build infrastructure. And we will.

A long-term plan for a faster-growing Canadian economy must include housing that is plentiful and affordable for working Canadians, especially young families. So, we propose to invest $2.5 billion and reallocate $1.3 billion in existing funding in order to help build, repair or support 35,000 housing units.

And we will support the conversion to affordable housing of the empty office space that has appeared in our downtowns, by reallocating $300 million from the Rental Construction Financing Initiative.

Making housing affordable for all Canadians will require significant investments. That is why, on January 1st, 2022, our government will introduce Canada’s first national tax on vacant property owned by non-residents.

Strong, sustained growth also depends on modern transit. That’s why, in February, we announced $14.9 billion over eight years to build new public transit, electrify existing transit systems, and develop transit solutions to connect rural, remote and Indigenous communities.

Once public health allows, we will seize the opportunity to draw even more talented, highly skilled people to Canada, including international students, to drive growth and create jobs.

Investments in this budget will support an immigration system that is easier to navigate, and more efficient in welcoming the dynamic new Canadians who add to our country’s strength.

Building a Better, Fairer Canada

Our government has made progress in righting the historic wrongs in Canada’s relationship with Indigenous Peoples. But we have a lot of work still ahead.

It’s important to note that Indigenous peoples have led the way in battling COVID-19. This success is a credit to Indigenous leadership and self-governance.

This budget proposes more than $18 billion in investments to further narrow gaps between Indigenous and non-Indigenous peoples, support healthy, safe, and prosperous Indigenous communities, and advance meaningful reconciliation with First Nations, Inuit, and the Métis Nation.

That includes more than $6 billion to help close infrastructure gaps in Indigenous communities, and $2.2 billion for actions to end the national tragedy of missing and murdered Indigenous women and girls.

This has been a year when we have been reminded of the power of solidarity, when we have learned that each of us truly is our brother’s – and our sister’s – keeper. Solidarity is getting us through this pandemic. And solidarity depends on fairness, on each of us bearing our share of the collective burden.

That is why, now more than ever, fairness in our tax system – which is the practical underpinning of so much of our collective ability to support each other – is essential.

To ensure our system is fair, this budget will invest in the fight against tax evasion, shine a light on beneficial ownership arrangements, and close significant tax loopholes that allow multinational corporations to jurisdiction-shop.

Our government is also committed to working with our partners at the OECD to find multilateral solutions to the dangerous race to the bottom in corporate taxation. That includes work to conclude a deal on taxing large digital services companies. We are optimistic that such a deal can be reached this summer. But

Foreword	23

meanwhile, this budget reaffirms our government’s commitment to impose such a tax until an acceptable multilateral approach comes into effect.

The economic impact of COVID has been breathtakingly uneven. While hundreds of thousands of Canadians have lost their jobs, and small businesses have been pushed to the brink – and beyond – stock prices have soared, homes are worth more than ever, and the personal savings of the most affluent Canadians have surged.

The success of Canadians, and Canadian companies, in such a difficult year is cause for celebration.

Yet, it is also fair to ask those who have prospered in this bleak year to do a little more to help those who have not. That is why we are introducing a luxury tax on new cars and private aircraft worth more than $100,000 and pleasure boats worth more than $250,000.

If you’ve been lucky enough, or smart enough, or hard-working enough, to afford to spend $100,000 on a car, or $250,000 on a boat – congratulations! And thank you for contributing a little bit of that good fortune to help heal the wounds of COVID and invest in our future collective prosperity.

This budget lives up to our promise to do whatever it takes to support Canadians in the fight against COVID, and it makes significant investments in our future. It follows a year when we acted with speed and at scale to support Canadians during our country’s biggest economic shock since the Great Depression. All of this costs a lot of money.

So it is entirely appropriate to ask: Can we afford it?

We can. And here is why.

First, because this is a budget that invests in growth. The best way to pay our debts is to grow our economy. The investments this budget makes in early learning and childcare, in small businesses, in students, in innovation, in public transit, in housing, in broadband, and in the green transition are all investments in jobs and growth.

We are building Canada’s social infrastructure, and our physical infrastructure. We are building our human capital, and our physical capital. Canada is a young, vast country, with a tremendous capacity for growth. This budget will fuel that. These are investments in our future, and they will yield great dividends.

In today’s low interest rate environment, not only can we afford these investments in Canada’s future, it would be short-sighted of us not to make them.

Second, because our decision last year to support Canadians – at great cost, to be sure – is already paying off. Decisive government action prevented economic scarring in our businesses and our households, allowing the Canadian economy to begin strongly rebounding from the COVID recession, even before we have finished our fight against the virus.

The current, and necessary, lockdowns, are likely, of course, to slow that recovery. But we know – because we took the decision to preserve our economic capacity – that we can come roaring back.

Third, because our government has a plan, and we keep our promises. We said in the Fall Economic Statement that we would spend up to $100 billion over three years to support Canada’s economic recovery – and that is what we are outlining here today.

We predicted a deficit for 2020/2021 of up to $382 billion dollars. But, thanks to a stronger-than-expected economic recovery, aided by this government’s investments to support Canadians – and the remarkable ingenuity and resilience of Canadians across this great country – we have spent less than we provisioned for. Our deficit for 2020-2021 is $354 billion, significantly below our forecast.

Finally, and crucially, we can afford this ambitious budget because the spending we propose today is responsible, and sustainable.

We understand that there are limits to our capacity to borrow and that the world will not write Canada any blank cheques. We don’t expect any.

That’s why this budget shows a declining debt-to-GDP ratio and a declining deficit, with the debt-to-GDP ratio falling to 49.2 per cent by 2025-2026 and the deficit falling to 1.1 percent of GDP.

These are important markers. They show that the spending proposed today is sustainable, and that the extraordinary spending we have undertaken to support Canadians through this crisis, and to stimulate a rapid recovery in jobs, is temporary and finite. And our proposed long-term spending on social infrastructure, physical infrastructure, small and medium sized businesses, new technology and innovation and the green transition will permanently boost Canada’s economic capacity.

****

Canadians have been profoundly wounded by this virus, and by the recession it has caused. But we are resilient. We keep on keeping on.

This budget represents a starting point for the healing that will follow our victory over this pandemic, and invests in a more prosperous future for us all.

Foreword	25

In 2015, this federal government was elected on a promise to help middle class Canadians, and people working hard to join the middle class.

We offered a plan to invest in workers and their prosperity, in long-term growth for us all. We did that.

Today, we meet this new challenge, the greatest our country has faced in modern history, with a renewed promise, built on those earlier ones:

Opportunity is coming.

Growth is coming.

Jobs are coming.

After a long year of retrenchment, Canadians are ready to recover and rebuild.

We will finish the fight against COVID-19. We will put our shoulders to the wheel. We will bounce back. And we will grow, not just to where we have been before, but to new heights.

The Honourable Chrystia Freeland, P.C., M.P.

Deputy Prime Minister and Minister of Finance

Overview

Our Shared Economic and Social

Foundations — Challenges and

Opportunities Ahead

Canada entered 2020 in the midst of a sustained period of economic expansion. More than a million jobs had been created since 2015, unemployment was at historically low rates, wages were on the rise, the labour market was broadening to include more Canadians traditionally under-represented, over 1.3 million Canadians had been lifted out of poverty including 400,000 children since 2015, businesses were reporting above-average profits, and Canada had a strong and growing middle class. Canada was the second fastest growing economy in the G7 with the enviable position of having the lowest debt-to-GDP ratio in the group.

In the early weeks of 2020, news of a novel coronavirus began to spread. By March a global pandemic was declared. Canada went into a widespread lockdown and the global economy was facing unprecedented uncertainty.

1. The Course of COVID-19 in Canada

An unprecedented global disruption

The COVID-19 pandemic brought about the deepest and fastest recession, worldwide, since the Great Depression (Chart 1). Here at home, real GDP fell by a record 13 per cent over the first half of 2020. Activity in Canada declined about three times as much as in the 2008-09 recession, in a much shorter time.

The crisis had an unprecedented impact on the Canadian labour market, with more than 3 million Canadians losing their jobs and another 2.5 million Canadians working significantly reduced hours—representing about 30 per cent of the pre-pandemic workforce. By the end of April, the employment rate for Canadians aged 15 to 64 fell from record highs to record lows (Chart 2). The pandemic had its worst impacts on many of the most vulnerable people in Canada—primarily low-wage workers, young people, racialized workers, and women. On the disproportionate effects on women in particular, this has led to what many experts call a “She-cession.”

Our Shared Economic and Social Foundations — Challenges and Opportunities Ahead	27

The recovery path has been uneven over the fall and winter

Following the first wave of infections, economic activity and employment rebounded at a faster pace than expected over the summer of 2020 as restrictions eased, businesses reopened, and Canadians adapted. The Canadian economy saw a bounce-back in real GDP at over 40 per cent (annualized) in the third quarter, and over three-quarters of the 3 million jobs lost at the peak of the pandemic were recovered by the end of September.

Nevertheless, the recovery shifted into a slower gear in the fall and remaining gains were harder fought, with virus risks still hindering tourism, indoor dining, and activities involving large gatherings (Chart 3). Restrictions on these activities intensified over recent months as virus cases surged and hospitalizations surpassed their earlier peaks. This made for highly uneven impacts across sectors, with layoffs concentrated once again in contact-sensitive businesses with a larger share of part-time workers like retail, hotels, entertainment, and restaurants, while many other industries were virtually unaffected (Chart 4). Many small businesses in these sectors continue to face acute challenges.

28	Overview

Chart 3

Real GDP Change in Key Sectors since February 2020

per cent
20
0
-20
-40
-60
-80
Other industries
Retail trade
Accommodation and food services
Arts, entertainment and recreation
Feb 2020
Apr 2020
Jun 2020
Aug 2020
Oct 2020
Dec 2020

Note: Last data point is January 2021.

Source: Statistics Canada

Chart 4

Employment Change by Employment Status since February 2020

per cent
0
-10
-20
-30
Full-time
Part-time
Feb 2020
Apr 2020
Jun 2020
Aug 2020
Oct 2020
Dec 2020
Feb 2021

Note: Last data point is March 2021.

Source: Statistics Canada

Canada’s economic performance has exceeded expectations

Economic activity during the second wave has proved more resilient than during the initial wave, showing that Canadians and businesses have adapted to operating under restrictions. While some peers saw contractions amid the second wave (Chart 5), Canada closed out 2020 far ahead of forecasters’ mid-2020 predictions (Chart 6).

Early indications suggest that this momentum has carried over to the beginning of the year. Forecasts point to real GDP increasing for the third quarter in a row, in stark contrast to expectations for second wave impacts set out in the Fall Economic Statement.

Our Shared Economic and Social Foundations — Challenges and Opportunities Ahead	29

Canada’s COVID-19 Economic Response has bridged Canadians through the crisis

Canada’s COVID-19 economic response — including job protections through the Canada Emergency Wage Subsidy, liquidity support through programs like the Canada Emergency Business Account, and income support through the Canada Emergency Response Benefit and the suite of Recovery Benefits — has been key in bridging Canadians and businesses through the COVID-19 shock waves and stabilized the economy. With fiscal policy support exceeding 23 per cent of GDP, Canada’s response including Budget 2021 investments has been one of the largest and fastest among G7 countries (Chart 7).

30	Overview

Overall, Canada’s comprehensive and flexible response plan has helped engineer a near-term economic turnaround at a faster-than-anticipated pace compared with some peers (Charts 8 and 9).

Our Shared Economic and Social Foundations — Challenges and Opportunities Ahead	31

A recent IMF analysis indicates that without direct support measures, Canada’s real GDP would have declined by about 13.2 per cent in 2020 (versus an actual decline of 5.4 per cent), a difference of about 8 percentage points (Chart 10).

Further, in its scenario without support measures, the IMF estimates that the unemployment rate would have risen by an additional 3.2 percentage points in 2020 (Chart 11).

32	Overview

While the fiscal costs have been steep, the impact on the government’s fiscal position would have still been severe if the government had done less. The IMF analysis suggests that, absent direct support measures, the gross debt-to-GDP ratio would not have been significantly smaller than the IMF’s baseline projection (Chart 12).

What this means is that a failure to provide support to Canadians and businesses would have resulted in almost as large a debt burden, greater human misery, and greater long-term economic scarring.

“…Decisive actions and unprecedented fiscal support helped to avert an even sharper fall in output. While the fiscal deficit and public debt have increased sharply, sizeable fiscal support was necessary to help avert larger economic and social losses…”

– IMF 2021 Article IV Consultation, Staff Report (March 2021)

Our Shared Economic and Social Foundations — Challenges and Opportunities Ahead	33

Jobs recovery continues to progress at an uneven pace for many Canadians

The re-tightening of restrictions has an outsized impact on employment and exacerbated an already-difficult labour market for many Canadians. Workers in close-contact sectors once again bore the brunt of second-wave impacts. Youth, women, and older Canadians, as well as low-wage workers were disproportionally likely to be laid off or to have their hours worked sharply reduced (Charts 13 and 14). Early in the crisis, women’s labour market outcomes deteriorated more than men’s, unlike most previous downturns, with larger rises in unemployment rates and declines in labour force participation.

These uneven impacts across demographic groups — which reflected a combination of women working in affected sectors and taking on unpaid care work when schools or child care centres closed – diminished somewhat as we emerged from the second wave. The risk is exacerbated amidst the latest wave, highlighting the importance of sustained growth for these groups to recover.

34	Overview

Many vulnerable people remain much more deeply affected than the average worker. Employment rates of single mothers, less educated Canadians, Indigenous peoples, and racialized Canadians, which already tend to be at lower levels, have declined much more than the economy-wide average during this crisis (Chart 15).

Long unemployment spells mean that many vulnerable workers risk withdrawing from the workforce or seeing their skills erode, with lasting impacts on their lifelongs earnings, and on the wider labour market, that could take years to reverse. Not surprisingly, these vulnerable groups are also those that have seen the strongest decline in their mental health and life satisfaction.

“ A complete recovery is a shared recovery — shared by working women and men of all ages across Canada.” –Governor of the Bank of Canada, Tiff Macklem, February 2021

Our Shared Economic and Social Foundations — Challenges and Opportunities Ahead	35

Fiscal guardrails continue to guide the policy stance

As announced in the *Fall Economic Statement*, the government tracks progress against several economic indicators to assess and gauge the impact of fiscal policy support, recognizing that no one data point is a perfect representation of the health of the economy.

These indicators include key measures of labour market conditions like the employment rate, total hours worked, and the unemployment rate. A comprehensive range of indicators show that the Canadian economy is still far from seeing a strong labour market with broadly shared benefits (Charts 16 to 19). Forward looking expectations will also guide the government's response.

Fiscal Guardrails and Key Labour Market Metrics

Chart 16

Employment Rate

index, February 2020 = 100
pre-pandemic level
100
95
90
85
80
Now 1.3% below
pre-pandemic level,
meaning about
460k jobs shortfall
Feb 2020
May 2020
Aug 2020
Nov 2020
Feb 2021

Chart 17

Unemployment

index, February 2020 = 100
thousands
Excess unemployment since Feb 2020 (right)
Unemployment rate index (left)
300
280
260
240
220
200
180
160
140
120
100
2,000
1,500
1,000
500
0
Now 371k
unemployed relative
to pre-pandemic level
Feb 2020
May 2020
Aug 2020
Nov 2020
Feb 2021

Chart 18

Total Hours Worked

index, February 2020 = 100
pre-pandemic level
100
95
90
85
80
75
70
Now 1.2% below
pre-pandemic
level
Feb 2020
May 2020
Aug 2020
Nov 2020
Feb 2021

Chart 19

Additional Labour Market Metrics

index, February 2020 = 100
300
250
200
150
100
50
Youth
unemployment
Long-term
unemployment rate
Share of
involuntary part-time
pre-pandemic level
Feb 2020
May 2020
Aug 2020
Nov 2020
Feb 2021

Notes: Last data point is March 2021. The employment rate is based on the working age population (15-64).

Sources: Statistics Canada; Department of Finance Canada.

36	Overview

2. Gaining Economic Momentum through 2021

Progress controlling the virus will determine the path forward

Progress controlling the virus and inoculating Canadians are key factors in how the economic recovery in Canada will unfold in the coming months (Chart 20). The approval of a number of highly effective vaccines and expectations of a near-term acceleration in vaccinations has significantly raised the outlook for growth (Chart 21).

The best way to keep the economy strong is to keep Canadians healthy. Some restrictions will be necessary to limit the spread of the virus and will continue to temporarily impact economic activity. This issue is being compounded by the variant-driven third wave.

Our Shared Economic and Social Foundations — Challenges and Opportunities Ahead	37

Potential for tailwinds to boost the recovery

Economic activity could recover faster than in a typical recession due to the fact that the effects of this crisis on the economy are the result of a public health emergency rather than an unwillingness to spend. Over the last year, Canadian households, in particular, have built up significant savings (Chart 22). When the pandemic recedes, the release of pent-up demand could translate into a tangible if temporary boost to economic activity. Additional benefits are possible from the large-scale fiscal support and investment in the U.S., which could have substantial spillover into the Canadian economy (Chart 23).

38	Overview

Economists expect the pace of economic activity to pick-up as vaccination progresses

Altogether, economists have significantly revised up their views for the recovery path since the Fall Economic Statement (Chart 24). Following a record decline of 5.4 per cent in 2020, real GDP is expected to grow by 5.8 per cent in 2021 and by 4 per cent in 2022. The projected level of real GDP by the end of 2022 is almost 2 per cent higher than projected in the Fall Economic Statement.

Real GDP is expected to reach its pre-pandemic level over the course of 2021, about six months earlier than previously expected, but there is a high degree of uncertainty among private sector forecasters with respect to this outcome (Chart 25).

The recovery of the labour market is expected to lag behind the GDP recovery, given the scale of disruptions in labour-intensive sectors and the prospect of workers or businesses facing difficulty reintegrating into the post-pandemic economy (Chart 26). The unemployment rate is expected to decline over the course of the year, but will still be around 7 per cent at the end of this year and 6.3 per cent at the end of next year, reaching around 6 per cent only by 2024.

Our Shared Economic and Social Foundations — Challenges and Opportunities Ahead	39

Chart 25

Real GDP Growth Forecast

index, 2019Q4=100
106
104
102
100
98
96
Pre-pandemic trend
Pre-pandemic GDP level
Range of private sector forecasts
March 2021 survey
2020 Q4
2021 Q2
2021 Q4
2022 Q2
2022 Q4

Note: Range represents the highest and lowest forecasted growth rates in each quarter.

Chart 26

Unemployment Rate Forecast

per cent
10
9
8
7
6
5
Range of private sector forecasts
March 2021 survey
Employment reaching its pre-pandemic level
Pre-pandemic unemployment rate
2020 Q4
2021 Q2
2021 Q4
2022 Q2
2022 Q4

Note: Range represents the highest and lowest forecast in each quarter. Labour market figures from the March survey include actual Labour Force Survey data up to January 2021.

Indeed, there remains a high degree of uncertainty around the trajectory of the recovery, with transmission of more contagious variants of the virus causing regions to re-tighten restrictions yet again. Consistent with this dynamic situation, emergency support measures, such as the Canada Emergency Wage Subsidy and Canada Recovery Benefit, will continue to support workers and businesses until the pandemic abates.

In this context, to illustrate the consequences of different health outcomes and the associated responses of households and businesses, the Department of Finance has also considered two alternative scenarios to the baseline projections: (i)  one scenario where improved health outcomes and the current momentum in activity is sustained enabling a stronger recovery; and (ii) another scenario where an acute third wave of infections and delayed, or less effective, vaccination program lead to a slower recovery.

Under the acute third wave ’slower recovery’ scenario described above, economic growth is reduced by 0.7 percentage points in 2021. In this scenario, slower economic activity would drag on tax revenues, and the costs of the government’s COVID-19 emergency response programs would be expected to increase due to necessary extensions of support, resulting in an estimated fiscal impact of approximately $15 billion in 2021-22. Under the ‘faster recovery’ scenario, estimated positive fiscal impacts are approximately $10 billion in 2021-22. Details of these scenarios can be found in Annex 1.

40	Overview

3. Securing the Recovery and Building a Stronger Economy

The recovery has a long way to go—the longer it takes, the more scars the pandemic recession will leave. Canadians remain underemployed and business activity in some sectors remains sluggish. The pandemic’s severe impacts on investment, immigration, and workers have also placed Canada on a slower long-term growth path. As we emerge from the crisis, we must make up lost ground and put Canada’s economy on a stronger footing, both for Canadians today and future generations. We can build this stronger, more resilient economy by investing in a green recovery, and making sure that every Canadian can participate in a growing economy and benefit from it.

The government’s plan is twofold: first, securing the recovery with effective and time-limited measures; and second, building a stronger economy through smart, forward-looking investments (Chart 27).

Budget 2021 does this by putting forward a plan that concentrates spending in the earliest part of the recovery in order to drive as fast of a return to normal as possible, making long-term investments in initiatives that generate large returns to society and the economy, and producing a fiscal framework that is far stronger and more sustainable than forecasted in the Fall Economic Statement.

Our Shared Economic and Social Foundations — Challenges and Opportunities Ahead	41

Securing the recovery

While there is evidence that Canada is well positioned for recovery, the risk of doing too little is very high. Past experience has shown that there are lasting social and economic consequences from deep recessions and slow recoveries.

Overall, there remain over 500 thousand workers that have been laid off or faced working hours cuts due to the pandemic, including over 280,000 Canadians who have been unemployed for at least six months, still much higher than at the worst of the 2008-09 recession (Chart 28). The impacts of COVID-19 have also been disproportionate across the population, with adverse labour market outcomes for those that were vulnerable prior to the pandemic. Young people graduating into a weak labour market face lower lifetime earnings. This is an even more pointed concern for young women and racialized communities. Many businesses remain closed, with the number of active businesses still nearly 4 per cent—or about 30,000 businesses—below pre-crisis levels with closures disproportionally concentrated among smaller businesses (Chart 29).

Many of these closures are likely temporary, but risk becoming permanent if not enough is done.

Budget 2021 recognizes that a rapid and sustained economic recovery is the most reliable way to secure higher employment and income levels, improved and expanded job opportunities, and narrower economic disparities. That is why the goverment has a plan for a targeted and robust stimulus.

Chart 28

Change in Long-term Unemployment Rate

change from start of recession (percentage points)
2
1
0
-1
COVID-19
2008
0
2
4
6
8
10
12
14
16
18
20
months after start of recession

Note: Long-term means 27 weeks or longer. Start month is October for the 2008 recession and February for the 2020 COVID-19 crisis. Last data point is March 2021.

Source: Statistics Canada.

Chart 29

Number of Active Businesses

thousands
950
900
850
800
750
Jan 2019
Apr 2019
Jul 2019
Oct 2019
Jan 2020
Apr 2020
Jul 2020
Oct 2020

Note: Active businesses are those businesses that reported having one or more employees in a given month. Last data point is December 2020.

Source: Statistics Canada.

42	Overview

The Economic and Social Benefits of Investing in a Strong and Sustained Recovery

There are lessons to be learned from the recent past. After the 2008-09 recession, many Canadians struggled to find work for an extended period of time, leading many to drop out of the labour force entirely (Charts 30 and 31). Faced with lower demand and an uncertain outlook, businesses remained reluctant to invest (Chart 32). Economic inequalities widened as economic growth failed to bring every one along.

A swift and sustained recovery can prevent this type of long-term scarring and stem rising inequalities by drawing in potential workers who would otherwise sit on the sidelines. In strong labour markets, the persistent disparities facing many vulnerable groups like those with lower education, youth, and recent immigrants, diminish. In fact , just before the pandemic hit, the labour force participation rate of working-age Canadians reached an all-time high, reflecting increasing participation of women and vulnerable groups into the labour market. Many of these gains had emerged only years after the recession when eventually improved job opportunities provided more scope for participation to recover. In strong labour markets the persistent disparities facing many vulnerable groups tend to shrink, particularly for those with lower education, youth, or who are recent immigrants (Chart 33).

A strong recovery may also help rebalance the economy in a more sustainable manner, allowing interest rates to normalize and avoiding excessive dependence on interest-sensitive activities like consumer spending and housing to drive growth.

The risks of sustaining strong labour markets may also be lower now than previously believed. The relationship between the tightness of the labour market and inflation appears to have weakened in recent decades in many advanced economies. This suggests that a strong economy with low levels of unemployment could persist for an extended period before running up against higher inflation.

Accelerating the recovery would help to keep permanent economic harm to a minimum. The pandemic was initially expected to lower potential GDP relative to pre-pandemic by 2 per cent by the end of 2025 – or about $50 billion, meaning more than $2,000 on average for every Canadian aged 15 to 64. Although uncertainty surrounding this estimate remains high, medium-term GDP losses are now expected to be minimal partly reflecting extraordinary policy support and additional investments to safeguard a strong recovery.

Our Shared Economic and Social Foundations — Challenges and Opportunities Ahead	43

Chart 30

Long-Term Unemployment Rate

per cent
4
3
2
1
0
1990
2008
0
1
2
3
4
5
6
7
8
9
10
years from start of recession

Note: Long-term means 27 weeks or longer.

Sources: Statistics Canada; Department of Finance Canada calculations.

Chart 31

Deviation from Trend in the Labour Force Participation Rate

percentage points
2
1
0
-1
-2
2008
1990
0
1
2
3
4
5
6
7
8
9
10
years from start of recession

Sources: Statistics Canada; Department of Finance Canada calculations.

Chart 32

Real Investment in Machinery and Equipment

index, start of recession = 100
100
90
80
70
1990
2008
0
1
2
3
4
5
years from start of recession

Sources: Statistics Canada; Department of Finance Canada calculations.

Chart 33

Unemployment Rate Differences

percentage points
No college degree vs college degree
Youth vs prime age
Recent immigrant vs born in Canada
0
2
4
6
8
Weak labour market
Strong labour market*

Note: Strong labour market periods defined as those when the unemployment rate is below the natural unemployment rate.

Sources: Statistics Canada; Department of Finance Canada calculations.

44	Overview

Building a stronger economy

Securing the recovery is not enough. Budget 2021 recognizes that the government needs to take action to protect Canada’s long term economic growth prospects. The challenges and fundamental shifts faced by Canada prior to the pandemic, such as climate change, population aging, and unrealized workforce participation by women, will not disappear. These challenges on the horizon will have longer lasting impacts on our future prosperity if not addressed (Chart 34).

With this context in mind, Budget 2021 will focus on pillars of growth to act as the foundation on which to build the economic recovery and move the Canadian economy onto a higher and more inclusive growth path.

Breaking down barriers that prevent people from joining the labour force, such as child care, creating opportunities for young Canadian workers, and helping workers find positions that match their skills will help each worker reach their full potential. Restarting Canada’s immigration system and generating labour market market momentum for new Canadians will restore this key driver of working-age population growth.

As the world confronts the climate emergency and the economy shifts, investments that fight climate change and hasten the development of Canada’s green economy help to create new industries and jobs now. And, as a result, they secure the well-being and prosperity of the next generations of Canadians.

Further, massive disruptions over the last year have potentially derailed new business investments, a critical pillar of Canada’s long-term growth trajectory. Additional incentives to encourage businesses to invest and to adapt new

Our Shared Economic and Social Foundations — Challenges and Opportunities Ahead	45

technologies to take advantage of an increasingly digitized economy will help business compete locally and globally.

The crisis has also demonstrated that not everything that matters to Canadians is easily measured or described in economic and financial terms. Important issues such as inequality, housing affordability, access to mental health support and the existential threat from climate change, are fundamental to Canadians’ quality of life. To ensure that it continues to broaden the focus of its policy objectives and takes into account all aspects of Canadians’ quality of life in its decisions, the government is moving forward in developing and refining a quality of life framework, further details of which can be found in Annex 4.

4. An Historic Plan for a Stronger and More Resilient Canada

Budget 2021 outlines a plan that will get Canadians back to work and begin improving Canada’s growth potential. The actions in this budget will build upon the commitments made in the 2020 Fall Economic Statement and the Enhanced Climate Plan, which together comprise a recovery plan that will create shared prosperity, improve Canadians’ quality of life, and power our green transformation.

Overall, better-than-expected economic outcomes and revisions to the estimated costs of some large economic response plan measures since the Fall Economic Statement have had a positive impact on the projected budgetary balance over the forecast horizon.

After accounting for Budget 2021 measures, the budgetary balance is expected to show a deficit of $354.2 billion in 2020-21, improving to $154.7 billion in 2021-22, and gradually declining to a deficit of $30.7 billion in 2025-26, or approximately one per cent of GDP. The federal debt is expected to peak at 51.2 per cent of GDP in 2021-22 before declining to 49.2 per cent of GDP in 2025-26. This balance includes the cost of incremental investments since FES 2020 of $101.4 billion, or 4.2 per cent of GDP, over the next three fiscal years.

As noted in Table 1, the deficit and the federal debt-to-GDP ratio remain below levels shown in the 2020 Fall Economic Statement that incorporated the planned $100 billion in incremental spending and forecasted economic and fiscal impacts of the second wave.

46	Overview

Table 1

Budget 2021 Fiscal Outlook including Policy Actions and Investments

$billions

	Projection

	2020- 2021	2021- 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026

Budgetary balance – FES 2020 (before stimulus)	-381.6	-121.2	-50.7	-43.3	-30.9	-24.9
Economic and fiscal developments since FES 2020 Table A1.4	35.2	15.8	19.3	16.0	12.8	10.3
Budgetary balance before policy actions and investments	- 346.4	-105.4	-31.4	-27.3	-18.1	-14.6
Policy actions since FES 2020	0.2	0.3	0.9	-1.1	-0.7	-0.3
Investments in Budget 2021 (by chapter)
1. Keeping Canadians Healthy and Safe	-5.0	-1.2	-1.0	-0.9	-0.8	-0.7
2. Seeing Canadians and Businesses Through to Recovery	-0.2	-27.0	-4.2	-1.0	-0.7	0.7
3. New Opportunities for Canadians	-0.5	-3.9	-9.0	-7.5	-7.6	-8.8
4. Helping Canadian Businesses Grow and Succeed	0.0	-3.7	-4.5	-5.0	-2.4	-0.8
5. A Healthy Environment for a Healthy Economy	0.0	-1.2	-1.9	-2.0	-1.8	-1.9
6. Strengthening the Cities and Communities We Call Home	-2.2	-4.6	-3.3	-2.3	-2.0	-3.1
7. A More Equal Canada	0.0	-1.8	-1.6	-2.1	-2.2	-2.4
8. Strong Indigenous Communities	0.0	-4.3	-3.5	-3.0	-1.3	-1.0
9. Protecting Our Shared Values	-0.1	-1.9	-1.1	-0.7	-0.5	-0.4
10. Responsible Government	0.0	-0.2	0.7	1.8	2.4	2.5
Total – Actions since FES 2020 and Budget 2021 Investments	-7.7	-49.3	-28.3	-23.8	-17.7	-16.1
Budgetary balance	-354.2	-154.7	-59.7	-51.0	-35.8	-30.7
Budgetary balance (%GDP)	-16.1	-6.4	-2.3	-1.9	-1.3	-1.1
Federal Debt (%GDP)	49.0	51.2	50.7	50.6	50.0	49.2
Note: FES 2020 Escalated Restrictions scenario and $100 billion stimulus
Budgetary balance	-398.7	-166.7	-109.6	-71.7	-39.4	-33.4
Budgetary balance (%GDP)	-18.2	-7.3	-4.5	-2.9	-1.5	-1.2
Federal Debt (%GDP)	51.4	56.4	58.1	58.5	57.6	56.6

Our Shared Economic and Social Foundations — Challenges and Opportunities Ahead	47

Accelerating the Rescue and Recovery—International Comparisons

To address the pandemic, governments across the globe have taken swift fiscal policy actions totalling more than 16% of the world’s GDP as of March 17, 2021. The IMF estimates that without such support, the collapse in economic activity registered in 2020 could have been three times worse.

Similar to Canada, a number of peer countries have mobilized additional fiscal resources since the 2020 Fall Economic Statement —ranging from 1.9% of GDP to more than 12% of GDP.

Selected Country	Fiscal Support Announcements	Size (% of 2021 GDP)
United States	COVID-19 Response and Relief Act (4.1% of GDP - Dec. 2020) and American Rescue Plan Act (8.2% of GDP - Mar. 2021)	12.3% of GDP
Canada	Commitments made in Chapter 3 of FES 2020 (0.3% of GDP) and policy actions since, including Budget 2021 (4.2% of GDP)	4.6% of GDP
Germany	Supplementary Budget for 2021 and Budget 2022 net new borrowing for 2022 (Mar. 2021)	4.0% of GDP
Japan	Third Supplementary Budget for 2020 – net new COVID-19 related measures and Budget 2021 – Additional COVID-19 Contingency Fund (Dec. 2020)	3.6% of GDP
UK	Budget 2021 - net borrowing impact of policy decisions over 2020-21 and 2021-22 (Mar. 2021)	2.9% of GDP
Italy	Additional fiscal room through rise in borrowing limit (Jan. 2021)	1.9% of GDP

Sources: Committee for a Responsible Federal Budget; UK Treasury, Bundesministerium der Finanzen; Ministero dell’Economia e delle Finanze; Japan Ministry of Finance; Australian Treasury; Department of Finance Canada calculations.

NOTE: For the United States, the table excludes the proposed American Jobs Plan unveiled on March 31, 2021. Announcements above are not directly comparable as they can cover multiple years (largely focused on 2021 and 2022) and include varying combinations of on-budget items, additional COVID-19 health spending, the extension of existing support measures, off-budget items, as well as contingency or reserve funds yet to be allocated to specific measures. They also generally exclude offsetting financing measures. Totals may not add due to rounding

48	Overview

Delivering on the government’s one million jobs commitment

In last fall’s Speech from the Throne, the government announced its commitment to create one million jobs and restore employment to previous levels. Despite the severe impacts of the second wave on Canadian workers and businesses, we are on path to create one million jobs by the end of the year (Chart 35)—ahead of the schedule predicted in the 2020 Fall Economic Statement. The plan outlined in Budget 2021 will continue to support a strong recovery creating more good jobs in the years to come.

Even once this goal is reached there will still be work to do. Population growth means that we will still be short of our pre-pandemic employment rate level. The investments announced in this budget have put us on a path to reach this overall objective by early 2022, almost two years earlier than if the government had failed to make the extraordinary investments that get Canadians back to work and level-up Canada’s growth potential.

Our Shared Economic and Social Foundations — Challenges and Opportunities Ahead	49

Estimated Short-Term Economic Impacts

Government investments in the Fall Economic Statement, the Enhanced Climate Plan, and Budget 2021 are expected to raise the level of real GDP by 2.0 per cent by the second year (Table 2). This is expected to translate into an increase in employment of more than 330 thousand jobs created or maintained by 2022-2023 (Charts 36 and 37). Details of these estimates can be found in Annex 1.

Most forecasters see the Canadian economy having a material amount of slack over the medium term—providing some indication that a full recovery will take time. Based on the current track, the output gap is expected to remain open over the near term. Accordingly, while the unemployment rate is expected to decline from where it sits today, it is still expected to be above its pre-crisis level for some time (Charts 38 and 39).

Table 2

Impacts on Real GDP and Employment

per cent, unless otherwise indicated

	2021– 2022	2022– 2023	2023– 2024
Real GDP (per cent)	1.6	2.0	1.9
Employment (jobs created or maintained, thousands)	315	334	280

50	Overview

Our Shared Economic and Social Foundations — Challenges and Opportunities Ahead	51

5.	A Responsible Fiscal Plan

Canada entered this crisis in a strong fiscal position, allowing the government to take decisive action to put in place the support necessary for people and businesses to weather the storm and support a robust and inclusive recovery of the Canadian economy.

However, those actions, combined with lower revenues due to the recession, have increased public debt sharply. Canada’s history of prudent fiscal management means that, despite the unprecedented actions we took to fight the virus, we continue to have, by far, the lowest net debt-to-GDP balance relative to international peers (Chart 40).

The government is committed to responsible fiscal policy. Budget 2021 deficits and the federal debt-to-GDP ratio remain below levels shown in FES 2020 that incorporated the planned $100 billion in incremental spending and forecasted economic and fiscal impacts of the second wave (Charts 41 and 42).

52	Overview

The government is committed to unwinding COVID-related deficits and reducing the federal debt as a share of the economy over the medium-term.

This fiscal anchor will continue to protect Canada’s low debt advantage so that borrowing costs remain low, and future generations are not burdened with COVID-19-related debt. Budget 2021 meets this test, by providing a prudent and sustainable path forward for public finances, as demonstrated by several important indicators:

●	After rising over the next year to support concentrated investments to kickstart the recovery, the federal debt-to-GDP ratio returns to a downward track over the following years, and is forecast to be approximately 49 per cent in 2025-26 (Chart 41);

●	The deficit-to-GDP ratio, which measures the size of the deficit in relation to the economy, is on a path to fall to 1.1 per cent over the planning horizon (Chart 42), a level that is lower than the forecasted size of the deficit for 2019-20 and 2020-21 when the government tabled its Economic and Fiscal Update in December 2019.

Notwithstanding the sharp increase in the federal debt-to-GDP ratio, public debt charges are projected to remain historically low. Despite recent increases in interest rates in Canada and elsewhere due to a stronger and faster-than-expected recovery (Chart 43), public debt charges as a per cent of GDP are expected to stay near their lowest level in over a century over the forecast horizon (Chart 44).

Our Shared Economic and Social Foundations — Challenges and Opportunities Ahead	53

Building a stronger and more resilient economy will improve fiscal sustainability

In the current low-interest rate environment, growth-enhancing investments can help improve fiscal sustainability by raising GDP growth more than they raise costs in terms of increased debt service over the longer term. Budget 2021 is a plan that uses public investment to address these challenges head-on, by making investments in key measures that will drive future growth and prosperity, including:

●	Building Opportunities and Investing in People: Budget 2021 aims at making it easier for parents to fully participate in the labour market by introducing a National Early Learning and Child Care Plan. The addition of 240,000 workers in the labour force stemming from greater access to high quality day care could raise real GDP by as much as 1.2 per cent over the next two decades, boosting real GDP growth by 0.05 p.p. per year over that period. This is one of the most significant actions taken since the introduction of North American Free Trade Agreements to expand economic opportunity for Canadians.

54	Overview

●	Connecting People and Businesses and Unleashing Innovation: Budget 2021 supports investments in infrastructure, including public transit and trade infrastructure, and supports firms, particularly SMEs, in innovating and investing in technology so that they grow and take advantage of the new opportunities. Efforts to boost the productivity of Canadian workers will pay long-term dividends. For instance, working to reduce Canada’s productivity gap with the U.S. by just one tenth could raise real GDP by 3 per cent over the next two decades, boosting real GDP growth by 0.15 p.p. per year over that period.

While no single initiative in this budget accomplishes the government’s mission, the potential payoff from acting now in a broad range of policy areas is substantial, as measures tend to reinforce themselves over time and build momentum for further action to boost Canada’s growth trajectory.

Investing to Grow the Economy

Long-term fiscal and economic projections can help assess whether the current fiscal policy trajectory is sustainable or whether fiscal policy adjustments are required. These estimates are not predictions of the future, but useful indicators of how economic and fiscal variables interact under specific conditions and assumptions.

They also help to illustrate that Canada’s long-term fiscal sustainability depends not only on sound fiscal policies as exemplified through a declining debt-to-GDP ratio but also on strong economic policies and growth enhancing investments that contribute to sustained increases in economic growth over the longer term.

Our Shared Economic and Social Foundations — Challenges and Opportunities Ahead	55

Part Finishing the Fight Against COVID-19

Chapter 1

Keeping Canadians Healthy and Safe

For over a year, Canadians have been living through the greatest global public health challenge of our lifetime. Across Canada, governments of all orders have worked tirelessly to prevent outbreaks and protect lives.

Since day one of this crisis, the government moved quickly to provide rapid support to Canadians. Whether with the Canada Emergency Response Benefit, the Canada Emergency Wage Subsidy, or the business support measures, these programs meant that people could stay home and stay safe. At the same time, the government secured the most vaccines per capita of any country, and ensured some of the toughest border rules in the world, including with the U.S., while keeping vital supplies moving. The government also supported domestic manufacturing, including of personal protective equipment, and started to restore bio-manufacturing capabilities that have not been in Canada for decades.

Canada took further action to close its borders, encourage Canadians to avoid non-essential travel, and put in place mandatory testing and quarantine orders, including hotel quarantine when waiting on testing results after arriving by air. Continually informed by the latest evidence and advice, these are some of the toughest border measures in the world. Keeping Canadians healthy and safe has been, and continues to be, the Government of Canada’s top priority.

Nothing is more important than saving lives and keeping Canadians safe. We have witnessed the devastation this virus brought to long-term care homes. And we have seen racialized Canadians and Indigenous communities face higher infection rates.

Nurses, doctors, personal support workers, emergency medical technicians, and other front-line workers have bravely treated patients, putting themselves at risk, and experiencing some of the highest infection rates.

Canadians have made great sacrifices to try to contain the virus. The isolation, stress, economic damage, and disruption to lives has taken its toll on mental health.

Keeping Canadians Healthy and Safe       59

While we are in the midst of the virus’ third wave here in Canada, the rollout of safe and effective vaccines is a light at the end of what has been a long, dark tunnel.

The largest immunization campaign in Canada’s history is well underway. Canada is on track to meet the commitment that every Canadian who wants to will be fully vaccinated by September.

While finishing the fight, Canada must also learn lessons and take steps so it can be prepared for future threats. Rebuilding domestic bio-manufacturing capacity is a key part of this work. Better support and protections for our seniors, particularly those in long-term care facilities, is also essential.

The past year has been difficult, but better days are ahead. Until then, the Government of Canada will do whatever it takes to keep Canadians safe.

60	Chapter 1

Figure 1.1

Major Federal Investments to Fight COVID-19*

Vaccine research, development and production $3.4B
Top-ups for smaller jurisdictions $43.7M
Safe Return to Class Fund $2B
Personal protective equipment (PPE) $2B
PPE and related equipment for essential workers $500M (July 2020)
Additional PPE procurement for the health care sector Over $1.5B (Fall 2020)
Testing, contact tracing, data management $4.3B
Safe Restart Agreement: $13.8B went to support health care from the nearly $20B Agreement
Safe Long-term Care Fund $1B
Personal protective equipment $7.5B
Supporting vulnerable populations $740M
Health care capacity $1.2B
Public health response in Indigenous communities $927M
Support for Indigenous communities $2.5B
Safe restart in Indigenous communities $442M
Indigenous Community Support Fund $1.1B
$500M for critical health care system needs (March 2020)
Proposed $4B to help health care systems recover
Supporting provinces and territories addressing health care system priorities $4.6B
$137M in additional support for the territories
$284M to deploy COVID-19 vaccines
Vaccine deployment and administration $1.3B
Proposed $1B for Canada's COVID-19 Immunization Plan
Vaccine procurement Over $9B

* Does not include proposed Budget 2021 measures.

Keeping Canadians Healthy and Safe       61

1.1 Providing Access to Vaccines

Canada has secured the most diverse portfolio of vaccines in the world. As vaccine programs accelerate across the country, the government is ensuring that provinces, territories, and Indigenous communities have the resources they need to deliver vaccine doses to people as quickly as possible. Canada is on track to meet the commitment that every Canadian who wants to will be fully vaccinated by September. As a result of the federal government’s ongoing efforts to accelerate the delivery of COVID-19 vaccines, Canada received a total of 9.5 million doses by the end of March 2021, 3.5 million more than the initial target of 6 million doses. (Chart 1.1).

Chart 1.1

Expected Supply of Authorized Vaccines (Cumulative)

million of doses
120.0
100.0
80.0
60.0
40.0
20.0
0.0
Initially expected
Currently Expected
Actual
Q4 2020
Q1 2021
Q2 2021
Q3 2021

Notes: Initially expected reflects expected deliveries up to the next four quarters as of January 26, 2021, i.e. before approval of the AstraZeneca vaccine and the Johnson and Johnson vaccine. Actual reflects what have been received so far, week of March 29. Currently Expected reflects doses to come as of April 1, 2021.

Currently Expected reflects revised delivery schedules for the Pfizer vaccine. Notably, Pfizer recently committed to advance 1 million doses ahead of schedule in both April and May 2021 (March 5, 2021). This is in addition to another commitment from Pfizer on March 30, 2021, to advance 5 million doses.

62	Chapter 1

Bilateral Agreements with COVID-19 Vaccine Suppliers

Vaccines (Authorized by Health Canada)	Type of Vaccine	Number of Doses
Pfizer	mRNA	Up to 76 million
Moderna	mRNA	44 million
AstraZeneca	Viral vector	20 million
Verity Pharmaceuticals Canada/ Serum Institute of India (in collaboration with AstraZeneca Canada Inc)	Viral vector	2 million
Janssen	Viral vector	Up to 38 million
Vaccines (Yet to be authorized by Health Canada)
Medicago	Virus-like particle	Up to 76 million
Novavax	Protein subunit	Up to 76 million
Sanofi and GlaxoSmithKline	Protein subunit	Up to 72 million
International
International COVAX Facility	-	Up to 15 million

Canada’s COVID-19 Immunization Plan

The Government of Canada is covering the full cost of vaccines we procure, and ensuring they are free of charge to every person in Canada. On the rollout, the government is coordinating delivery with all provinces and territories, providing nationwide logistical support, warehousing services to supplement provincial and territorial capacity, and providing support for vaccine rollout campaigns. In addition, the Canadian Armed Forces are assisting with vaccination efforts in remote communities.

On March 25, 2021, the government tabled legislation in the House of Commons in order to provide a one-time payment of up to $1 billion to the provinces and territories, on an equal per capita basis, to help get shots into arms as quickly as possible.

Provinces and territories, with the support of municipalities, will be able to use this funding for a variety of vaccine-related costs, such as to recruit and train immunizers, establish mass vaccination clinics, set up mobile vaccination units, engage Indigenous communities to advance vaccine rollout, and reach vulnerable populations through community-based vaccination efforts.

Keeping Canadians Healthy and Safe       63

International COVID-19 Response

To end this pandemic anywhere, we have to end it everywhere. Canada is part of the robust global pandemic response and has committed more than $2 billion, to date, to international efforts to fight and address the impacts of the virus. Canada is a founding member of the Access to COVID-19 Tools (ACT) Accelerator and the COVID-19 Vaccines Global Access Facility (COVAX), and plays a major role within the Advance Market Commitment initiative.

To ensure we prevail in the global fight against COVID-19:

Budget 2021 proposes to provide up to $375 million, in 2021-22, to Global Affairs Canada to support Canada’s international COVID-19 response, with a focus on addressing the health needs of developing countries. This would facilitate the world’s poorest countries to access the tools necessary to help contain the spread of COVID-19.

1.2 Protecting Our Seniors

The COVID-19 pandemic has been devastating for Canada’s seniors.

Many have spent the past thirteen months isolated from family and friends. For far too many seniors who live in long-term care, this year has been tragic; they have been the overwhelming casualties of this pandemic. Every senior in Canada deserves to live in dignity, safety, and comfort, regardless of which province or territory they call home.

It is essential that we protect the health and well-being of our seniors, and the personal support workers who care for them—many of whom are women, many of whom are racialized—through this difficult time and into the future.

The government is taking action, including through the $1 billion Safe Long-term Care Fund announced in the 2020 Fall Economic Statement, to ensure seniors, and those who help them, are well protected and well supported through the pandemic and for years to come.

Strengthening Long-term Care and Supportive Care

The pandemic has shone a light on systemic issues affecting long-term care facilities across the country. The government welcomes the news that the Heath Standards Organization and Canadian Standards Association are launching a process to help address those issues in Canada. The Health Standards Organization’s and Canadian Standards Association’s work with governments, stakeholders, and Canadians to develop national standards will help inform our ongoing discussions with provinces and territories on improving the quality of life of seniors in long-term care.

64	Chapter 1

To protect seniors across Canada and build on this work:

Budget 2021 proposes to provide $3 billion over five years, starting in 2022-23, to Health Canada to support provinces and territories in ensuring standards for long-term care are applied and permanent changes are made. To keep seniors safe and improve their quality of life, the federal government will work collaboratively with provinces and territories, while respecting their jurisdiction over health care, including long-term care. This work would ensure seniors and those in care live in safe and dignified conditions.

Budget 2021 proposes to provide $41.3 million over six years, and $7.7 million ongoing, starting in 2021-22, for Statistics Canada to improve data infrastructure and data collection on supportive care, primary care, and pharmaceuticals.

Helping Seniors Age Well at Home

After a lifetime of hard work, seniors want to live healthy, safe, and independent lives. Seniors want to stay at home, in the communities that support them, for as long as possible. But that can become difficult as they age. This leads to many vulnerable seniors transitioning to supportive care before they would otherwise need to if they were better supported at home. To look at new ways to support seniors in their homes for longer:

Budget 2021 proposes to provide $90 million over three years, starting in 2021-22, to Employment and Social Development Canada to launch the Age Well at Home initiative. Age Well at Home would assist community-based organizations in providing practical support that helps low-income and otherwise vulnerable seniors age in place, such as matching seniors with volunteers who can help with meal preparations, home maintenance, daily errands, yard work, and transportation. This initiative would also support regional and national projects that help expand services that have already demonstrated results in helping seniors stay in their homes. For example, knowledge hubs can help seniors access the local services available to them or provide information, resources, and training to community-based organizations delivering practical supports to seniors.

The government is also proposing to increase Old Age Security for seniors 75 and over, beginning in 2022. Details are outlined in Chapter 7.

Keeping Canadians Healthy and Safe       65

1.3 Strengthening Our Health System

Throughout the pandemic, public health officials, hospital administrators, and health care workers have worked hard to protect Canadians and save lives. But the pandemic has put health care under enormous strain.

The federal government is making investments to shore up public health systems so that they can continue to provide world-class care to Canadians throughout the COVID-19 pandemic.

Every year, the federal government provides significant support to provincial and territorial health care systems through the Canada Health Transfer. For 2021-22, this amounts to $43.1 billion. This is in addition to other supports for the health care system provided during the pandemic, such as procurement of vaccines and personal protective equipment, and more (see Figure 1.1).

Helping Our Health Care Systems Recover

In the fight against COVID-19, doctors and patients have deferred many procedures. Health care systems are facing substantial backlogs that require time and resources to clear. The federal government continues to support provinces and territories, including addressing urgent health care needs.

As announced in March 2021, the federal government is proposing to provide provinces and territories with $4 billion through a one-time top-up to the Canada Health Transfer. This will help health systems ensure Canadians get the procedures and treatments they need to stay healthy and clear through the backlog of delayed procedures. The government has been clear that it will be there to support provinces’ increasing health care needs in the long term, once we get through the COVID crisis.

Regulatory Cooperation with Trusted International Partners

The government is committed to enhancing Canada’s drug approval process by promoting alignment and collaboration with trusted regulators in other countries. Regulatory cooperation with trusted authorities will make accessing life-saving medicines faster and simpler, ensuring that safe and effective drugs are available to Canadians more quickly.

66	Chapter 1

Renewing the Territorial Health Investment Fund

No matter where anyone lives in Canada, they should be confident that they have access to reliable, well-funded public health care. To support the territories in overcoming the challenges of delivering health care services in the North:

Budget 2021 proposes to provide $54 million over two years, starting in 2021-22, to renew the Territorial Health Investment Fund. Of this amount, $27 million would be allocated to Nunavut, $12.8 million would be allocated to Yukon, and $14.2 million would be allocated to the Northwest Territories.

1.4 Supporting Mental Health

Forty per cent of Canadians reported that their mental health deteriorated last year, and for those with pre-existing mental health conditions that number rose to 61 per cent.

Since 2015, the government has provided funding to the provinces and territories to improve mental health services, made significant investments to support Indigenous mental health services, and has launched innovative virtual mental health care tools throughout the pandemic.

The federal government understands that supporting mental health requires a comprehensive approach. The many investments the government is making to foster a strong and inclusive recovery recognize the social and economic factors of mental health, will support better mental well-being among all Canadians, and will complement investments to improve mental health services.

Keeping Canadians Healthy and Safe       67

Figure 1.2

Budget 2021 Measures that Address the Social and Economic Factors of Mental Health

*Please see Chapter 8 for information on broader measures on action to address the tragedy of missing and murdered Indigenous women and girls.

*Please note that total amounts are over a five-year period.

68	Chapter 1

National Standards for Mental Health Services

Before the pandemic began, almost one in ten Canadians reported that their mental health care needs were not met. A set of clear national standards is needed so that Canadians can access timely care, treatment, and support. To move forward on establishing national mental health standards:

Budget 2021 proposes to provide $45 million over two years, starting in 2021-22, to Health Canada, the Public Health Agency of Canada, and the Canadian Institutes of Health Research to help develop national mental health service standards, in collaboration with provinces and territories, health organizations, and key stakeholders.

Supporting the Mental Health of Those Most Affected by COVID-19

Young people have seen the greatest decline in good mental health compared to pre-pandemic levels. Seven in ten health care workers reported worsening mental health during the pandemic. Sixty-four per cent of Indigenous people said their mental health had worsened. Racialized and Black Canadians can also face distinct challenges with mental health including structural racism and inequities in access to care.

To support populations most affected by COVID-19 in dealing with mental health challenges:

Budget 2021 proposes to provide $100 million over three years, starting in 2021-22, to the Public Health Agency of Canada to support projects for innovative mental health interventions for populations disproportionately impacted by COVID-19, including health care workers, front-line workers, youth, seniors, Indigenous people, and racialized and Black Canadians.

Budget 2021 proposes to provide $50 million over two years, starting in 2021-22, to Health Canada to support a trauma and post-traumatic stress disorder (PTSD) stream of mental health programming for populations at high risk of experiencing COVID-19 trauma and those exposed to various trauma brought about by COVID-19.

Additional support for veterans’ mental health is outlined in Chapter 7. Investments to support mental health in First Nations, Inuit, and Métis Nation communities are outlined in Chapter 8.

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Investing in the Wellness Together Canada Portal

In April of last year, the Government of Canada launched the Wellness Together Canada portal to provide Canadians with free access to live support, treatment, and credible information. Wellness Together Canada is available in all provinces and territories and to date over 1.1 million individuals have accessed the portal in over 3.5 million web sessions.

Budget 2021 proposes to provide $62 million, in 2021-22, to Health Canada for the Wellness Together Canada portal so that it can continue to provide Canadians with tools and services to support mental health and well-being.

Since 2015, the federal government has invested over $8 billion to provide Canadians with better mental health care services.

Past Investments in Mental Health Care

As part of the 2017 Agreements on Home Care and Mental Health, the federal government provided $5 billion over 10 years to provinces and territories to improve access to mental health and addiction services.

Over this period, nearly $1.9 billion has been invested to support Indigenous mental health services, including $1 billion in Budget 2021 (more details can be found in Chapter 8). These investments are on top of existing mental wellness programs as well as supports available under Jordan’s Principle for Indigenous youth and the Non-Insured Health Benefits Program.

Since the start of the pandemic, the government has invested nearly $250 million to develop virtual care and mental health tools and support the Kids Help Phone. Proposed funding would provide further support to the Wellness Together Canada portal.

Working Towards a New Crisis Hotline

The COVID-19 pandemic has exacerbated existing mental health challenges for Canadians and increased the number of Canadians in crisis. Making mental health services easier to access will have substantial benefits for Canadians and help save lives. The funding for the Kids Help Line that was initially provided in 2020-21 was extended into 2021-22 to ensure that it can continue to deliver counselling services to youth during the COVID-19 pandemic.

70	Chapter 1

The Public Health Agency of Canada is continuing to work with the Centre for Addiction and Mental Health and partners to implement and sustain an expanded pan-Canadian suicide prevention service. Once fully implemented, people across Canada will have bilingual access to 24 hours a day, 7 days a week, crisis support using the technology of their choice: voice, text, or online chat.

The Canadian Radio-television and Telecommunications Commission is launching a regulatory proceeding to consult on a proposed three-digit hotline so Canadians have a memorable number they can call when they need help. The government is supportive of these efforts including ensuring funds are available to support the creation of this hotline.

Support for Canadians in Distress

In addition to the Wellness Together Canada portal (wellnesstogether.ca), if you or someone you know is in distress, call the Canada Suicide Prevention Service at 1-833-456-4566. Canadians aged 5 to 29 can call the Kids Help Phone at 1-800-668-6868.

Indigenous peoples can also reach out to Hope for Wellness at 1-855-242-3310.

1.5 Investing in Research and Science

A resilient and long-lasting recovery must include a plan for future pandemic preparedness. Strategic investments in cutting edge life sciences research and biotechnology is a critical part of that. These growing fields are not only critical to our safety, but are fast-growing sectors that support well-paying jobs and attract investment.

From the start of the pandemic, the government has funded and coordinated our biomedical and scientific response. From the National Microbiology Laboratory in Winnipeg, which leads dozens of COVID-19 response projects in its Level 4 labs; to investing in AbCellera in Vancouver, which helped create a leading antibody therapeutic; to Quebec City’s Medicago working to develop a leading vaccine candidate; to building the Biologics Manufacturing Centre at the National Research Council to manufacture vaccines, Canada has been building on its strengths to respond to this pandemic.

Raising the bar on our domestic life sciences and bio-manufacturing capacity will provide Canada with a more secure pipeline for vaccines in the future.

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Strengthening Canada’s Bio-manufacturing and Life Sciences Sector

Growing Canada’s life sciences and bio-manufacturing sector is a priority that goes beyond responding to COVID-19. This is a growing sector that supports thousands of good, middle class jobs.

Budget 2021 proposes to provide a total $2.2 billion over seven years towards growing a vibrant domestic life sciences sector. This support would provide foundational investments to help build Canada’s talent pipeline and research systems, and support the growth of Canadian life sciences firms, including:

-	$500 million over four years, starting in 2021-22, for the Canada Foundation for Innovation to support the bio-science capital and infrastructure needs of post-secondary institutions and research hospitals.

-	$250 million over four years, starting in 2021-22, for the federal research granting councils to create a new tri-council biomedical research fund.

-	$92 million over four years, starting in 2021-22, for adMare to support company creation, scale up, and training activities in the life sciences sector.

-	$59.2 million over three years, starting in 2021-22, for the Vaccine and Infectious Disease Organization to support the development of its vaccine candidates and expand its facility in Saskatoon.

-	$45 million over three years, starting in 2022-23, to the Stem Cell Network to support stem cell and regenerative medicine research.

Several other initiatives proposed in Budget 2021 also include targeted support for the life sciences and bio-manufacturing sector. These measures form an important part of the government’s investment in the sector and include:

●	$1 billion on a cash basis over seven years, starting in 2021-22, of support through the Strategic Innovation Fund would be targeted toward promising domestic life sciences and bio-manufacturing firms. This is a key component of the total investment in the Strategic Innovation Fund proposed in Chapter 4.

●	$250 million over three years, starting in 2021-22, to increase clinical research capacity through a new Canadian Institutes of Health Research Clinical Trials Fund, as proposed in Chapter 4.

●	$50 million on a cash basis over five years, starting in 2021-22, to create a life sciences stream in the Venture Capital Catalyst Initiative, as part of a larger venture capital investment proposed in Chapter 4.

72	Chapter 1

These investments would be reinforced by other measures proposed in Budget 2021, including: the Pan-Canadian Genomics Strategy; the Pan-Canadian Artificial Intelligence Strategy; the expansion of the Industrial Research Assistance Program; support to help firms tap intellectual property expertise; efforts to upskill and attract workers; as well as the expansion of work-integrated learning opportunities. These investments offer support to firms at various stages of maturity, and allow Canada’s research and development efforts to be more closely connected to commercialization and business development supports. More details can be found in Chapters 3 and 4.

Action to Address Antimicrobial Resistance

The World Health Organization has declared that antimicrobial resistance is one of the top 10 global public health threats facing humanity. It occurs when bacteria, viruses, fungi, and parasites mutate and no longer respond to medicines. By 2050, it is estimated that as many as 396,000 lives in Canada could be lost to antimicrobial resistance if the phenomenon is not addressed.

Budget 2021 proposes to provide $28.6 million over five years, beginning in 2021-22, with $5.7 million per year ongoing, to the Public Health Agency of Canada, Health Canada, and the Canadian Food Inspection Agency, to help address antimicrobial resistance. Investments would support efforts to prevent the inappropriate use of antimicrobials and expand efforts to monitor the emergence of antimicrobial resistance in Canada.

1.6 A Plan for the Safe Reopening of Our Borders

The government has implemented stringent travel restrictions and strict public health measures at border crossings and airports to slow the spread of COVID-19. At this time, the government continues to strongly advise against all non-essential travel.

Ahead of any reopening of borders, the government is working to improve the safety and efficiency of our borders so that Canada is ready for a strong and safe recovery.

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Supporting Safe Air Travel

Air travel has declined sharply due to the COVID-19 pandemic. To facilitate the safe restart of air travel, when conditions allow, in a way that limits transmission of COVID-19 and protects travellers:

Budget 2021 proposes to provide $82.5 million in 2021-22 to Transport Canada to support major Canadian airports in making investments in COVID-19 testing infrastructure.

Budget 2021 also proposes to provide $105.3 million over five years, starting in 2021-22, with $28.7 million in remaining amortization and $10.2 million per year ongoing to Transport Canada to collaborate with international partners to further advance the Known Traveller Digital Identity pilot project, which will test advanced technologies to facilitate touchless and secure air travel.

To improve sanitization at screening checkpoints:

Budget 2021 proposes to provide $6.7 million in 2021-22 to the Canadian Air Transport Security Authority to acquire and operate sanitization equipment.

These measures would help restore Canadians’ confidence in the safety of air travel when public health restrictions and border measures are adjusted and would support the recovery of Canada’s hard-hit air and tourism sectors, which so many Canadians rely on for their jobs and livelihoods.

Continuing to Protect Air Travellers

The Canadian Air Transport Security Authority (CATSA) plays a critical role in ensuring the safety of air travel by screening travellers and their baggage (as well as airport workers). CATSA has adopted additional screening practices, such as temperature checks at Canada’s busiest airports, to help prevent the transmission of COVID-19. To help protect air travellers:

Budget 2021 proposes to provide $271.1 million in 2021-22 to CATSA to maintain operations and enhanced screening services at the 89 airports where it works.

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Supporting Temporary Foreign Workers while they Quarantine

Approximately 4,000 Canadian employers in the farming, fish harvesting, and food production and processing sectors rely on temporary foreign workers each year to fill up to 60,000 jobs and address domestic labour shortages. These workers are important to ensure critical operations of the agriculture sector and help to safeguard Canadian food production. These workers must follow isolation requirements under the Quarantine Act, which is a cost for employers.

Budget 2021 proposes to provide $57.6 million in 2021-22 to extend the Mandatory Isolation Support for Temporary Foreign Workers Program to help employers offset costs associated with temporary foreign workers fulfilling isolation requirements upon entering Canada. Support of up to $1,500 per worker would be provided to employers until June 15, 2021 for costs of the 14-day isolation period. If workers are required to quarantine at a government approved facility, due to a lack of suitable facilities at their employers’ facilities, employers can receive up to $2,000 per worker for costs associated with mandatory isolation requirements.

This program was launched to stabilize the labour market and the food supply chain and make sure there was food on the shelves for Canadians when the pandemic first hit. It also ensures that migrant workers do not unfairly carry the costs of their quarantine period.

After June 15, 2021, employers would receive $750 per worker until the wind-down of the program on August 31, 2021. After August 31st, the government intends on phasing-out this program and will consult with employers on the transition to ensure that migrant workers are similarly compensated through their quarantine period by their employers.

Further measures that propose to reform the Temporary Foreign Worker Program can be found in Chapter 6.

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Chapter 1

Protecting Canadians’ Health

millions of dollars

	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	Total
1.1. Providing Access to Vaccines	1,000	375	0	0	0	0	1,375
Canada’s COVID-19 Immunization Plan*	1,000	0	0	0	0	0	1,000
International COVID-19 Response	0	375	0	0	0	0	375
1.2. Protecting Our Seniors	0	17	639	653	609	607	2,525
Strengthening Long-term Care and Supportive Care	0	2	609	608	609	607	2,435
Helping Seniors Age Well at Home	0	15	30	45	0	0	90
1.3. Strengthening Our Health System	4,000	27	27	0	0	0	4,054
Helping our Health Care Systems Recover*	4,000	0	0	0	0	0	4,000
Renewing the Territorial Health Investment Fund	0	27	27	0	0	0	54
1.4. Supporting Mental Health	0	140	83	35	0	0	257
National Standards for Mental Health Services	0	48	48	0	0	0	95
Supporting the Mental Health of Those Most Affected by COVID-19	0	30	35	35	0	0	100
Investing in the Wellness Together Canada Portal	0	62	0	0	0	0	62
1.5. Investing in Research and Science	0	237	275	199	198	6	916
Strengthening Canada’s Bio-manufacturing and Life Sciences Sector	0	251	297	206	192	0	946
Less: Funds Sourced From Existing	0	-15	-29	-14	0	0	-59

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	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	Total
Departmental Resources
Action to Address Antimicrobial Resistance	0	2	7	7	6	6	29
1.6. A Plan for the Safe Reopening of Our Borders	0	424	10	10	39	39	523
Supporting Safe Air Travel	0	96	10	10	39	39	194
Continuing to Protect Air Travellers	0	271	0	0	0	0	271
Supporting Temporary Foreign Workers while they Quarantine	0	58	0	0	0	0	58
Additional Investments – Protecting Canadians’ Health	0	9	0	0	0	0	9
Maintaining Federal COVID-19 Digital Tools to Inform Canadians	0	9	0	0	0	0	9
Funding for Health Canada to ensure the continued availability of federal digital tools for COVID-19 that provide up-to-date information and valuable resources to Canadians throughout the pandemic, including the Canada COVID-19 mobile app and the federal COVID self-assessment tool. Together, these tools help Canadians and their families to stay informed about COVID-19.
Chapter 1 – Net Fiscal Impact	5,000	1,229	1,033	897	847	652	9,658

Note: Numbers may not add due to rounding.

*Announced in March 2021.

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Chapter 2

Seeing Canadians and Businesses Through to Recovery

In the face of the COVID-19 pandemic, the government acted swiftly to protect Canadians and support people and businesses, adapting as the pandemic evolved.

The government’s broad suite of support measures has helped families, protected jobs, and supported businesses across Canada. More than eight of every ten dollars spent to fight COVID-19 and support Canadians continues to come from the federal government.

Table 2.1

Canada’s COVID-19 Economic Response – Federal, Provincial, and Territorial Support

	Federal	Provincial and Territorial	Total
Impact ($ billions)
Direct Measures to Fight COVID-19 and Support People	345.6	77.6	423.2
Tax and Payment Deferrals	85.1	31.5	116.6
Credit Support	81.9	2.6	84.5
Total	512.6	111.6	624.2
Share of Spending (per cent)
Direct Measures to Fight COVID-19 and Support People	81.7	18.3	100
Tax and Payment Deferrals	73.0	27.0	100
Credit Support	96.9	3.1	100
Total	82.1	17.9	100

Notes: Provincial and territorial government announcements; Department of Finance Canada calculations. As of April 9, 2021. For federal totals, the data reflects the total impact which differs from fiscal cost on an accrual basis. Totals may not add due to rounding.

Thanks to Canadians’ hard work and sacrifice over the past year, these measures have worked effectively to stabilize the economy and prevent scarring. There have been early signs that we will have a robust recovery. So far, Canada’s economic rebound has outpaced forecasters’ expectations and compares favourably with that of peers. Canada saw record gains of about 40 per cent annualized real GDP in the third quarter of 2020, and 10 per cent annualized GDP growth in the fourth quarter, which was the second highest in the G7. Canada has also recovered about 90 per cent of jobs lost during the pandemic and is outpacing the United States in this respect, where less than two-thirds of lost jobs have been recouped.

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Despite these encouraging signs, the virus remains a serious threat to Canadians. Public health restrictions are ongoing and new variants of COVID-19 make economic conditions uncertain for the months ahead.

Today, over half a million Canadians who had a job before the crisis are still out of work or working sharply reduced hours, worse than in the depths of the 2008 recession. Many businesses, particularly those that rely on close in-person contact or travel, continue to struggle.

The government will do whatever it takes to see Canadians through to recovery. To this end, the government has developed a framework to guide key decisions on how temporary programs such as the recovery benefits, the wage subsidy, and the rent subsidy are transitioned as we move from crisis to recovery. These economic support measures will remain in place without change until at least July 2021, after which they will begin a gradual but purposeful transition through the early fall.

This timing is based on continued progress in vaccine roll-out through the spring and early summer, and that by September, all Canadians who want to be vaccinated, will be fully vaccinated. Should there be a change in the course of the pandemic, the government will take a flexible approach to ensure that Canadians and Canadian businesses have the support they need. The government recognizes that some harder-hit industries will require support beyond the fall, which is why Budget 2021 proposes a series of investments to continue supporting the hardest-hit workers and employers.

2.1 Protecting Jobs and Supporting Businesses

The economic situation remains uneven in different sectors across the country.

Close contact businesses, such as retail, restaurants, and performing arts face intermittent restrictions and weak demand as Canadians continue to stay home. These businesses, many of them small businesses, employ women, young people, and racialized Canadians in greater proportion—and they have faced severe and ongoing revenue declines (Chart 2.1). In sectors less affected by restrictions, such as professional services and construction, the number of fully open businesses has rebounded sharply (Chart 2.2).

Overall, business confidence is markedly up, buoyed by the prospect of mass vaccination and a gradual return to normal. But a complete recovery will take time.

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Seeing Canadians and Businesses Through to Recovery       81

Federal support measures have protected jobs and helped limit the number of permanent business closings. By preventing scarring the government has made it easier for Canada to quickly rebound. The Canada Emergency Wage Subsidy has, at times, supported over a quarter of private sector employment, and an even higher share in some hard-hit industries like accommodation and food services (Chart 2.3). Business insolvencies have, so far, remained low and below historical levels (Chart 2.4).

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Extending the Canada Emergency Wage Subsidy

The Canada Emergency Wage Subsidy has helped more than 5.3 million Canadians keep their jobs and provided more than $73 billion in support to the Canadian economy.

The wage subsidy program is currently set to expire in June 2021. In order to bridge Canadians through the rest of this crisis to recovery, continued support is needed. To give workers and employers certainty and stability over the coming months:

Budget 2021 proposes to extend the wage subsidy until September 25, 2021. It also proposes to gradually decrease the subsidy rate, beginning July 4, 2021, in order to ensure an orderly phase-out of the program as vaccinations are completed and the economy reopens.

Extending this support will mean that millions of jobs will continue to be protected. In addition, the government is proposing to introduce the new Canada Recovery Hiring Program, outlined later in Chapter 4. This would provide an alternative support for businesses affected by the pandemic to help them hire more workers as the economy reopens. The hiring program would be in place from June until November 2021, allowing firms to shift from the Canada Emergency Wage Subsidy to this new support.

It is estimated that the extension of the wage subsidy will cost $10.1 billion in 2021-22.

The government will seek the legislative authority to have the ability to further extend the wage subsidy program through regulations until November 20, 2021, should the economic and public health situation require it beyond September 2021.

For more information, please see Annex 6.

Ensuring the Canada Emergency Wage Subsidy Supports Workers

The intention of the wage subsidy has always been to preserve and protect Canadians’ jobs. It was designed to do this by making sure employers who had suffered revenue declines during the pandemic had the support they needed to keep employees on the payroll and encourage them to re-hire laid off employees. Canadians expect businesses that use government support for their operations—especially at a time of widespread personal difficulty—to not increase the compensation of their top executives.

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Any publicly listed corporation that decides to increase executive pay during this difficult time, while receiving taxpayer support, may have their wage subsidy funds clawed back.

Budget 2021 proposes to require that any publicly listed corporation receiving the wage subsidy and found to be paying its top executives more in 2021 than in 2019 will need to repay the equivalent in wage subsidy amounts received for any qualifying period starting after June 5, 2021 and until the end of the wage subsidy program.

This is in recognition that the program is meant to serve workers and that, during recovery, businesses boosting top executive pay have clearly demonstrated that they have the resources to support workers.

Extending the Canada Emergency Rent Subsidy and Lockdown Support

The Canada Emergency Rent Subsidy and Lockdown Support have helped more than 154,000 organizations with rent, mortgage, and other expenses. The rent subsidy provides eligible organizations with direct and easy-to-access rent support. Importantly, it is available directly to tenants. Lockdown Support provides organizations eligible for the rent subsidy with additional support if they are subject to a lockdown or must significantly restrict their activities under a public health order. To date, these measures have provided $2.6 billion in support to Canadian businesses.

The program is set to expire in June 2021. To bridge Canadians through the rest of this crisis to recovery, continued support is needed.

Budget 2021 proposes to extend the rent subsidy and Lockdown Support until September 25, 2021. It also proposes to gradually decrease the rate of the rent subsidy, beginning July 4, 2021, in order to ensure an orderly phase-out of this program as vaccinations are completed and the economy reopens.

It is estimated the extension of the rent subsidy and Lockdown Support will cost $1.9 billion in 2021-22.

The government will seek the legislative authority to have the ability to extend further the program through regulations until November 20, 2021, should the economic and public health situation require further support beyond September 2021.

For more information, please see Annex 6.

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Extending the Canada Emergency Business Account

The Canada Emergency Business Account (CEBA) has provided interest-free, partially forgivable loans to more than 850,000 Canadian small businesses. In December 2020, the government increased the value of the loan from $40,000 to $60,000 to help small businesses bridge to recovery. If a business repays their loans by December 31, 2022, up to a third of the value of their loans (meaning up to $20,000) will be forgiven. In further recognition of the ongoing pandemic, the government recently extended the application deadline for CEBA to June 30, 2021.

A small number of businesses have faced challenges accessing the program, including Indigenous and rural businesses. To make sure these businesses are not left behind, the government provides similar support through the Regional Relief and Recovery Fund and Indigenous Business Initiative. To make sure these businesses can continue to access support:

Budget 2021 proposes to extend the application deadline for similar support under the Regional Relief and Recovery Fund and the Indigenous Business Initiative until June 30, 2021.

Budget 2021 proposes to provide up to $80 million in 2021-22, on a cash basis, for the Community Futures Network of Canada and regional development agencies, and to shift remaining funds under the Indigenous Business Initiative into 2021-22, to support an extended application deadline for the Regional Relief and Recovery Fund and Indigenous Business Initiative until June 30, 2021. This would support small businesses in rural communities so they can continue to serve local populations.

2.2 Supporting Affected Workers

More than two and a half million Canadians have returned to work since the pandemic began, but the uneven and evolving public health environment means many workers continue to face challenges finding and keeping work. The virulent third wave of the virus and the unpredictable impact of new variants add to the uncertainty for Canadian workers.

Some jobs lost during the pandemic may also be lost for good because businesses have found new ways to operate. That means that roughly half the Canadians out of work now may not be returning to their previous jobs when restrictions lift—they may have been permanently laid off (Chart 2.5). These workers are disproportionately women, young people, and racialized workers. If they are not supported, this could have long-term impacts on the economy’s potential, and, most importantly, on the livelihoods of people and their families.

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Capable and willing workers are at risk of being underemployed, underpaid, or even withdrawing from the workforce entirely. Chapters 3 and 4 outline key measures the government is taking to help workers retrain, reskill, and re-establish their careers to help accelerate recovery and ensure all workers are brought along.

But until enough people are vaccinated and the economy reopens, withdrawing income support programs too rapidly would be counterproductive and costly.

Temporarily Waiving the One-week Waiting Period for Employment Insurance Claims

Last fall, the government made temporary changes to Employment Insurance (EI) to support Canadians during the pandemic. The changes have ensured that Canadians who continue to face challenges in finding and keeping work have the support they need.

In response to ongoing restrictions in many parts of the country this winter, the government announced that the waiting period would be waived for EI beneficiaries who establish a new claim between January 31, 2021, and September 25, 2021. This includes claims for regular, fishing, and special benefits. This temporary change allows people who apply for benefits to be paid their first week of unemployment, helping ease their financial stress.

86	Chapter 2

Providing Additional Weeks of Recovery Benefits and EI Regular Benefits

Despite temporary changes to the Employment Insurance system, the government recognized that certain workers who did not qualify for EI regular benefits needed support during the pandemic. These include self-employed workers, particularly gig workers, Canadians who have small amounts of part-time work, and those who cannot take jobs because the pandemic has forced them to shoulder greater-than-usual caregiving duties (Chart 2.6). After the creation of the Canada Emergency Response Benefit, which supported over 8 million Canadians, the government transitioned the support to a suite of new temporary benefits: the Canada Recovery Benefit, the Canada Recovery Caregiving Benefit, and the Canada Recovery Sickness Benefit. In March 2021, about 3.5 million Canadians received income support through the recovery benefits and EI (Chart 2.7).

Chart 2.6

Change in Employment by Class of Worker, Feb 2020 to Mar 2021

per cent
Employees
Gig Workers
Other Self-Employed
0
-2
-4
-6
-8
-10
-0.9
-4.3
-8.5

Note: Gig workers defined as unincorporated self-employed without paid help. Seasonally adjusted by the Department of Finance.

Source: Statistics Canada; Department of Finance calculations.

Chart 2.7

Income Support Beneficiaries by Program

millions
4
3
2
1
0
Other Programs
CRB
EI
Feb 2020
Mar 2021

Note: CRB = Canada Recovery Benefit. Other Programs are the Canada Recovery Caregiving Benefit and the Canada Recovery Sickness Benefit.

Sources: Employment and Social Development Canada; Canada Revenue Agency; Statistics Canada.

In February 2021, to ensure continued support for Canadians, the government increased the number of weeks available under the Canada Recovery Benefit and the Canada Recovery Caregiving Benefit by 12 weeks to a total of 38 weeks, the number of weeks available under the Canada Recovery Sickness Benefit from 2 weeks to 4 weeks, and the number of weeks of EI regular benefits available by 24 weeks up to a maximum of 50 weeks. These previously announced changes are expected to cost an estimated $12.1 billion over three years.

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To continue to support workers through a transition away from emergency income supports and position Canadians for the recovery, the government proposes to provide up to 12 additional weeks of Canada Recovery Benefit to a maximum of 50 weeks. The first four of these additional 12 weeks will be paid at $500 per week. As the economy reopens over the coming months, the government intends that the remaining 8 weeks of this extension will be paid at a lower amount of $300 per week claimed. All new Canada Recovery Benefit claimants after July 17, 2021 would also receive the $300 per week benefit, available up until September 25, 2021.

Budget 2021 also proposes to extend the Canada Recovery Caregiving Benefit an additional 4 weeks, to a maximum of 42 weeks, at $500 per week, in the event that caregiving options, particularly for those supporting children, are not sufficiently available in the interim as the economy begins to safely reopen.

It is estimated that the Budget 2021 extension of the Canada Recovery Benefit and the Canada Recovery Caregiving Benefit will cost $2.5 billion over two years, starting in 2021-22.

If additional flexibility is required based on public health considerations later this year, the government will continue to do whatever it takes to be there for Canadians. To ensure this flexibility:

Budget 2021 proposes legislative amendments to provide authority for additional potential extensions of the Canada Recovery Benefit and its associated suite of sickness and caregiving benefits, as well as regular EI benefits until no later than November 20, 2021, should they be needed.

Maintaining Flexible Access to Employment Insurance Benefits

Following the end of the Canada Emergency Response Benefit last fall, over 3.3 million Canadians have accessed EI and $25.3 billion in benefits have been paid since.

As the economy reopens, the EI system must remain responsive to the needs of Canadians.

Budget 2021 proposes $3.9 billion over three years, starting in 2021-22, for a suite of legislative changes to make EI more accessible and simple for Canadians over the coming year while the job market begins to improve. The changes would:

-	Maintain uniform access to EI benefits across all regions, including through a 420-hour entrance requirement for regular and special benefits, with a 14-week minimum entitlement for regular benefits, and a new common earnings threshold for fishing benefits.

88	Chapter 2

-	Support multiple job holders and those who switch jobs to improve their situation as the recovery firms up, by ensuring that all insurable hours and employment count towards a claimant’s eligibility, as long as the last job separation is found to be valid.

-	Allow claimants to start receiving EI benefits sooner by simplifying rules around the treatment of severance, vacation pay, and other monies paid on separation.

-	Extend the temporary enhancements to the Work-Sharing program such as the possibility to establish longer work-sharing agreements and a streamlined application process, which will continue to help employers and workers avoid layoffs.

As has been identified by the International Monetary Fund, the Organisation for Economic Co-operation and Development, and other experts, the pandemic has shown that Canada needs a more effective income support system for the 21st century. For this reason:

Budget 2021 announces forthcoming consultations on future, long-term reforms to EI. To support this effort, the government proposes to provide $5 million over two years, starting in 2021-22, to Employment and Social Development Canada to conduct targeted consultations with Canadians, employers, and other stakeholders from across the country. Consultations will examine systemic gaps exposed by COVID-19, such as the need for income support for self-employed and gig workers; how best to support Canadians through different life events such as adoption; and how to provide more consistent and reliable benefits to workers in seasonal industries. Any permanent changes to further improve access to EI will be made following these consultations and once the recovery is fully underway.

Extending Employment Insurance Sickness Benefits to Better Support Canadians Suffering From Illness or Injury

When Canadians are facing illness or injury, they should feel confident that they are supported and that their jobs are protected as they recover. However, for some Canadians, the 15 weeks of sickness benefits available under EI is simply not enough. Workers receiving cancer treatments or requiring a longer period to recover from an illness or injury can face a stressful income gap between the time they exhaust their EI sickness benefits and when they are healthy enough to return to work.

Seeing Canadians and Businesses Through to Recovery       89

Budget 2021 proposes funding of $3.0 billion over five years, starting in 2021-22, and $966.9 million per year ongoing to enhance sickness benefits from 15 to 26 weeks, as previously committed to in the Minister of Employment, Workforce Development and Disability Inclusion’s mandate letter. This extension, which would take effect in summer 2022, would provide approximately 169,000 Canadians every year with additional time and flexibility to recover and return to work.

Budget 2021 also proposes to make amendments to the Employment Insurance Act, as well as corresponding changes to the Canada Labour Code to ensure that workers in federally regulated industries have the job protection they need while receiving EI sickness benefits.

The government also intends to launch consultations with employers, labour organizations and private insurers regarding improvements that may be required to the EI Premium Reduction Program. Under the Premium Reduction Program, employers who provide short-term disability plans to their employees can obtain a reduction in EI premiums.

Extending Temporary Support for Seasonal Workers Who Continue to be Affected by the Pandemic

Self-employed fishers and seasonal workers have shown incredible resilience throughout the COVID-19 pandemic. Federal income support has been a lifeline to approximately 20,000 fishers and thousands of seasonal workers since September, especially in Atlantic Canada. With restrictions ongoing and recovery only just underway, these Canadians continue to need support. To better support fishers and seasonal workers and ensure they do not lose access to needed financial support:

Budget 2021 proposes legislative changes to ensure that all self-employed fishers who submit an Employment Insurance (EI) claim for the winter 2021 fishing benefit period are treated equally, by extending temporary eligibility changes for the entire benefit period.

Budget 2021 also proposes legislative changes and funding of $99.9 million over three years, starting in 2021-22, to extend the rules of an existing EI seasonal pilot project for an additional year, until October 2022. The measure would provide up to 5 additional weeks of EI regular benefits to seasonal claimants in 13 regions of Atlantic Canada, Quebec, and Yukon.

90	Chapter 2

Chapter 2

Seeing Canadians and Businesses Through to Recovery
millions of dollars

	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
2.1. Protecting Jobs and Supporting Businesses	-70	12,208	0	0	0	0	12,138
Extending the Canada Emergency Wage Subsidy	0	10,140	0	0	0	0	10,140
Extending the Canada Emergency Rent Subsidy and the Lockdown Support	0	1,920	0	0	0	0	1,920
Extending the Application Deadline for CEBA Gap-Filling Programs	0	148	0	0	0	0	148
Less: Funds Previously Provisioned in the Fiscal Framework	-70	0	0	0	0	0	-70
2.2. Supporting Affected Workers	312	14,622	4,195	1,006	662	-683	20,112
Temporarily Waiving the One-week Waiting Period for Employment Insurance Claims[1]	106	214	0	0	0	0	320
Less: Projected Revenues	0	0	0	0	0	-36	-36
Providing Additional Weeks of Recovery Benefits and EI Regular Benefits[2]	206	9,596	2,207	109	0	0	12,118
Less: Projected Revenues	0	0	0	0	0	-610	-610
Providing Additional Weeks of the Canada Recovery Benefit and Canada Recovery Caregiving Benefit	0	2,449	27	0	0	0	2,476
Maintaining Flexible Access to Employment Insurance Benefits	0	2,364	1,898	864	866	915	6,906
Less: Funds Previously Provisioned in the Fiscal Framework	0	-4	0	0	0	0	-4

Seeing Canadians and Businesses Through to Recovery       91

	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
Less: Projected Revenues	0	0	0	0	-204	-941	-1,145
Extending Temporary Support for Seasonal Workers Who Continue to be Affected by the Pandemic	0	4	63	33	0	0	100
Less: Projected Revenues	0	0	0	0	0	-11	-11
Additional Investments – Seeing Canadians and Businesses Through to Recovery	0	130	0	0	0	0	130
Support to the Government of Quebec to align the Quebec Parental Insurance Plan with Temporary EI Changes	0	130	0	0	0	0	130
Budget 2021 proposes funding and a legislative change to support the Government of Quebec in ensuring that benefits offered under the Quebec Parental Insurance Plan reflect the temporary changes in place between September 2020 and September 2021 that have made Employment Insurance maternity and parental benefits more generous for some claimants.
Chapter 2 - Net Fiscal Impact	242	26,960	4,195	1,006	662	-683	32,380

Note: Numbers may not add due to rounding.

1 Announced in January 2021

2 Announced in February 2021

92	Chapter 2

Chapter 3

New Opportunities for Canadians

In planning for Canada’s economic recovery, the government’s first order of business is to heal the specific wounds of the COVID-19 recession.

The impact has been even more uneven than previous recessions. Some sectors, many large businesses, and many wealthier Canadians have done quite well. They have managed to keep working during the pandemic, have absorbed the customers from locked-down small business competitors, and have seen their homes and other assets grow in value.

The COVID-19 recession has had its worst impact on many of the most vulnerable people in Canada—primarily low-wage workers, young people, racialized workers, and women. It has affected businesses that disproportionately employ these people.

Today, about 296,000 people are still out of work, and 247,000 are facing sharply reduced work hours, and with that reduced wages, and reduced access to opportunities.

“The labour market is a long way from recovery, with employment still well below pre-COVID levels. Low-wage workers, young people and women have borne the brunt of jobs losses.”

— Bank of Canada, March 10, 2021

New Opportunities for Canadians	95

Lessons from recessions of the past make it clear that a recovery that focuses on GDP alone is one that risks leaving people behind.

The government’s COVID-19 recovery plan puts people first. It is targeted at the groups that have been most affected, to make sure they are part of our recovery. It does so by making higher education more affordable and reducing the burden of student debt for more Canadians in need. It does so by improving conditions for workers struggling to make ends meet—or those trying to rejoin the workforce after a difficult time. It is about supporting the middle class and helping more people join the middle class.

In the 2020 Speech from the Throne, the Government of Canada launched a campaign to create over one million jobs, restoring employment to pre- pandemic levels including through historic investments in training that will skill up workers.

Budget 2021 will create almost 500,000 new job and training opportunities for workers over coming years—including 215,000 new opportunities for youth.

Most importantly, Budget 2021 makes a generational investment in a Canada- wide system of affordable child care.

3.1 Women in the Economy

COVID-19 has affected all Canadians, but women have been disproportionately affected.

In the labour market, women were hit earlier and harder, and their jobs continue to recover more slowly.

The closure of schools and child care centres has exacerbated work-life balance challenges for women as they have overwhelmingly borne the burdens of unpaid care work. This has made it more difficult for some women to work full time, for some to work at all, and for many women it has worsened their mental health.

For far too long, the work women do, paid and unpaid, has been systematically devalued by our economy and by our society. Long-standing gender inequities have only been amplified over the course of the pandemic—and it has put decades of hard-fought gains for women in the workplace at risk. Today, more than 16,000 women have dropped out of the labour force completely, while the male labour force has grown by 91,000. This is a she-cession.

Budget 2021 lays out an expansive jobs and growth plan that is very much a feminist plan. It seeks to build a recovery that gives all women in Canada the ability to fully participate in our economy.

96	Chapter 3

The government recognizes the many different lived experiences of women— experiences shaped by racial identity, income level, disabilities, geography, and more. Budget 2021 seeks to build a recovery that acknowledges that many women start from a position of disadvantage in the workforce, in the demands placed upon them in the care economy, in their access to resources and capital as entrepreneurs, in their access to health care, and in the threat of violence they disproportionately face.

In March, the Government of Canada created a Task Force on Women in the Economy to help guide a robust, inclusive, and feminist recovery and to help address long-standing systemic barriers. Composed of a diverse group of experts and leading voices, the task force has begun advising the government on policies and measures to support women’s employment and address issues of gender equality in the wake of the pandemic. In particular, the task force has provided advice on early learning and child care, support for youth, and women who work in low-wage jobs. The members provide feedback with an intersectional lens that is instrumental in this budget and will continue to provide advice on the path forward.

The work of creating a more inclusive, sustainable, feminist, and resilient economy that values women’s work will take time. The government will continue its progress to build a feminist, intersectional Action Plan for Women in the Economy that will work to push past systemic barriers and inequities, for good. This will create an economy that works for everyone and build a stronger middle class.

A Canada-wide Early Learning and Child Care Plan

More than 50 years ago, the Royal Commission on the Status of Women in Canada called on the federal government to immediately begin working with provinces and territories to establish a national daycare plan. Generations of Canadians have waited for their government to answer this call.

The pandemic has made access to early learning and child care a universal issue that is resonating across sectors, regions, and income brackets. School and child care centre closures have been difficult for parents. Some have had to leave their jobs, or reduce their hours significantly. Without access to child care, parents cannot fully participate in our economy.

This is an economic issue as much as it is a social issue. Child care is essential social infrastructure. It is the care work that is the backbone of our economy. Just as roads and transit support our economic growth, so too does child care.

Investing in early learning and child care offers a jobs-and-growth hat trick: it provides jobs for workers, the majority of whom are women; it enables parents,

New Opportunities for Canadians	97

particularly mothers, to reach their full economic potential; and it creates a generation of engaged and well prepared young learners.

Studies by Canadians Dr. Fraser Mustard and the Honourable Margaret McCain have shown that early learning is at least as important to lifelong development as elementary, secondary, and post-secondary education—it improves graduation rates, promotes lifelong well-being, boosts lifetime earnings, and increases social equity.

Figure 3.1

Benefits of Early Learning and Child Care for Children

Source: Barnett, 1992; Jenkins, Boivin, Akbari, 2015 (as summarized in Honourable Margaret Norrie McCain (2020), Early Years Study 4: Thriving Kids, Thriving Society.)

Yet, early learning and child care can be more expensive than university tuition in some cities—something families have decades longer to save up for. The pandemic has shifted the public understanding of how access to child care supports children, their families, and our economy. The clear benefits of early learning and child care should not be a luxury for only the Canadian families that can afford it. Lack of access is not a choice, nor are unaffordable fees. The current system is leaving too many children and families behind, particularly low-income and racialized families. Every child deserves a fair start.

98	Chapter 3

The high cost of child care—in some urban centres fees for one child can be as much as rent or mortgage payments—is a tax on a segment of the population that Canada requires to drive economic growth. Young families are juggling sky high housing costs, the increasing cost of living, expected to save up for their retirements, while managing child care fees.

The very best example of the economic power of an affordable, well-run early learning and child care system is Quebec. At the time the Québec Educational Childcare Act was instituted in 1997, women’s labour force participation rate in Quebec was four percentage points lower than the rest of Canada. Today it is four points higher. And Quebec women with children under three have some of the highest employment rates in the world. Furthermore, studies show that child care alone has raised Quebec’s GDP by 1.7 per cent.

New Opportunities for Canadians	99

Furthermore, TD Economics has pointed to a range of studies that have shown that for every dollar spent on early childhood education, the broader economy receives between $1.50 and $2.80 in return.

Beyond the simple economic facts, it is also a question about the kind of Canada we want. Early learning and child care represents a chance for the country to offer each and every child the best start in life. It represents an equalizer, a way to build communities, a bold feminist policy, and the most effective step we can take to support our economy in the short, medium and long term. It is about making sure that everyone has the same access to opportunities, even from their youngest age.

It is time for the rest of Canada to learn from Quebec’s example. A Canada-wide early learning and child care plan is a plan to drive economic growth, a plan to secure women’s place in the workforce, and a plan to give every Canadian child the same head start. It is a plan to build an economy that is more productive, more competitive, and more dynamic. It is a plan to grow the middle class and help people working hard to join it.

Figure 3.2

The Dividends of Investing in Early Learning and Child Care

100	Chapter 3

Establishing a Canada-Wide Early Learning and Child Care System

The federal government will work with provincial, territorial, and Indigenous partners to build a Canada-wide, community-based system of quality child care. This will be a transformative project on a scale with the work of previous generations of Canadians, who built a public school system and public health care. This is a legacy investment for today’s children who will not only benefit from, but also inherit this system.

Just as public school provides children with quality education in their neighbourhoods, the government’s goal is to ensure that all families have access to high-quality, affordable and flexible early learning and child care no matter where they live. The government will also ensure that families in Canada are no longer burdened by high child care costs—with the goal of bringing fees for regulated child care down to $10 per day on average within the next five years. By the end of 2022, the government is aiming to achieve a 50 per cent reduction in average fees for regulated early learning and child care to make it more affordable for families. These targets would apply everywhere outside of Quebec, where prices are already affordable through its well-established system.

To support this vision, Budget 2021 proposes new investments totaling up to $30 billion over the next 5 years, and $8.3 billion ongoing for Early Learning and Child Care and Indigenous Early Learning and Child Care, as outlined below.

The government’s plan ensures that gains are secured for generations to come by making this historic commitment a lasting one, while also recognizing that building the quality system we want will take time.

Combined with previous investments announced since 2015, a minimum of $9.2 billion per year ongoing will be invested in child care, including Indigenous Early Learning and Child Care, starting in 2025-26.

New Opportunities for Canadians	101

This once-in-a-generation transformation will take time and hard work from all orders of government—and that is why the next five years are focused on meaningful goals for families and setting the right foundations for success.

Up to $27.2 billion over five years, starting in 2021-22 will bring the federal government to a 50/50 share of child care costs with provincial and territorial governments, as part of initial 5-year agreements. Future objectives and distribution of funding, starting in year six, would be determined based on an understanding of need and progress achieved as part of this initial plan.

Over the next five years, the government will work with provinces and territories to make meaningful progress towards a system that works for families. The aforementioned federal funding would allow for:

●	A 50 per cent reduction in average fees for regulated early learning and child care in all provinces outside of Quebec, to be delivered before or by the end of 2022.

●	An average of $10 a day by 2025-26 for all regulated child care spaces in Canada.

●	Ongoing annual growth in quality affordable child care spaces across the country, building on the approximately 40,000 new spaces already created through previous federal investments.

●	Meaningful progress in improving and expanding before- and after-school care in order to provide more flexibility for working parents.

102	Chapter 3

Figure 3.3

Real Progress Towards the Goal of $10 Per Day Average

The next five years of the plan will also focus on building the right foundations for a community-based and truly Canada-wide system of child care. This includes:

●	Working with provinces and territories to support primarily not-for-profit sector child care providers to grow quality spaces across the country while ensuring that families in all licensed spaces benefit from more affordable child care.

●	A growing, qualified workforce—with provincial and territorial partners, the government will work to ensure that early childhood educators are at the heart of the system, by valuing their work and providing them with the training and development opportunities needed to support their growth and the growth of a quality system of child care. Over 95 per cent of child care workers are women, many of whom are making low wages, with a median wage of $19.20 per hour.

●	A strong basis for accountability to Canadians—the government will work with provincial and territorial partners to build a strong baseline of common, publicly available data on which to measure progress, report to Canadians, and help continuously improve the system.

Quebec has been a pioneer of early learning and child care in Canada, with outcomes for children and families that have been studied around the world. However, the Quebec experience has also illustrated that building a system is complex, and that phased and sustained investments are required to ensure that everyone has access to the same quality of care at affordable prices. These are valuable lessons for a pan-Canadian system. To build on the current bilateral agreements:

New Opportunities for Canadians	103

Budget 2021 proposes to proceed with an asymmetrical agreement with the province of Quebec that will allow for further improvements to their system, which the people of Quebec are rightly proud of.

In addition, the federal government will authorize the transfer of 2021-22 funding as soon as bilateral agreements are reached with the provinces and territories, enabled by a proposed statutory appropriation.

Supporting Accessible Child Care Spaces

For families that have children with disabilities, it is often challenging to find affordable and accessible child care spaces that meet their needs.

To make immediate progress for children with disabilities, Budget 2021 proposes to provide $29.2 million over two years, starting in 2021-22, to Employment and Social Development Canada through the Enabling Accessibility Fund to support child care centres as they improve their physical accessibility. This funding, which could benefit over 400 child care centres, would support improvements such as the construction of ramps and accessible doors, washrooms, and play structures.

Addressing the Needs of Indigenous Families and Communities

Early learning and child care programs designed by and with Indigenous families and communities give Indigenous children the best start in life. This is a critical part of reconciliation.

Canada’s Indigenous Early Learning and Child Care Framework, co-developed with Indigenous partners in 2018, adopts a distinctions-based approach to strengthening high-quality, culturally appropriate child care for Indigenous children guided by Indigenous priorities.

Budget 2021 builds on this framework, and on recent investments in the 2020 Fall Economic Statement, to continue the progress towards an early learning and child care system that meets the needs of Indigenous families, wherever they live. A proposed investment of $2.5 billion over the next five years in Indigenous Early Learning and Child Care will include:

-	$1.4 billion over five years, starting in 2021-22, and $385 million ongoing, to ensure that more Indigenous families have access to high-quality programming. Guided by Indigenous priorities and distinctions-based envelopes, this investment will build Indigenous governance capacity and allow providers to offer more flexible and full-time hours of care, build, train and retain a skilled workforce, and create up to 3,300 new spaces. This will include new investments in Aboriginal Head Start in Urban and Northern Communities.

104	Chapter 3

-	$515 million over five years, starting in 2021-22, and $112 million ongoing, to support before and after-school care for First Nations children on reserve.

-	$264 million over four years, starting in 2022-23, and $24 million ongoing, to repair and renovate existing Indigenous early learning and child care centres, ensuring a safe and healthy environment for children and staff.

-	$420 million over three years, starting in 2023-24, and $21 million ongoing, to build and maintain new centres in additional communities. The government will work with Indigenous partners to identify new infrastructure priorities.

To ensure these vital programs continue to grow along with the communities they serve, program funding will increase by 3 per cent each year starting in 2027-28.

Bringing Partners Together to Build and Maintain a Canada-Wide Child Care System

This ambitious plan requires strong leadership from the federal government— built on an open and collaborative relationship with partners and stakeholders in order to meet the needs of families. Early learning and child care investments in Budget 2017 brought all provinces and territories into bilateral agreements that have been successfully delivering results driven by quality, accessibility, and affordability. These shared priorities will be the platform for the development of a quality pan-Canadian system.

Building on recent investments in the 2020 Fall Economic Statement, an additional $34.5 million over five years, starting in 2021-22, and $3.5 million ongoing, would be provided to Employment and Social Development Canada to strengthen capacity within the new Federal Secretariat on Early Learning and Child Care.

This will include, in the coming months, the creation of a new National Advisory Council to provide expert advice and a forum for consultation on issues and challenges facing the early learning and child care sector. This council would reflect Canada’s geographic, cultural, linguistic, and socio-economic diversity and would include experts from across the sector.

To further support a lasting federal commitment over time, the government is committed to tabling federal early learning and child care legislation in fall 2021—following consultations with stakeholders, provincial, territorial, and Indigenous partners—to enshrine the principles of a Canada-wide child care system in law.

New Opportunities for Canadians	105

Strengthening Diversity in Corporate Governance

To foster inclusivity in the financial sector and ensure Canada’s financial institutions are responding to changing social and economic conditions:

Budget 2021 proposes a public consultation on measures that would adapt and apply the Canada Business Corporations Act diversity requirements to federally regulated financial institutions. This objective is to promote greater gender, racial, ethnic, and Indigenous diversity among senior ranks of the financial sector and ensure more Canadians have access to these opportunities. Details on the consultation will be announced in the near future.

In addition, Budget 2021 proposes that Crown corporations will be required to implement gender and diversity reporting, starting in 2022.

3.2 Opportunities for Canada’s Youth

In many ways, the COVID-19 recession has been a sacrifice of younger generations to protect their elders. Young people have been isolated at a time of life normally marked by studying, vibrant and growing social lives, travel, and a variety of crucial work experiences that help them find their path.

Instead, young people have stayed home—and many have lost their jobs.

Young people were among the hardest and fastest hit when the pandemic struck—experiencing more job losses than any other age demographic. They have also experienced the worst decline in mental health of any age group. And even through these challenges, young people stepped up to advocate, volunteer, and serve in their communities, helping them get through the pandemic.

We cannot let them be a lost generation. Young Canadians must be at the centre of our recovery not only to help them rebound today, but to invest in their future success and the future success of our economy.

Since the start of the pandemic, the government has had young people’s backs, providing over $7.4 billion to support young Canadians through this difficult time. This included a six-month moratorium on student loan payments at the start of the pandemic, doubling the Canada Student Grants for the 2020-2021 school year, supporting almost 200,000 new youth work opportunities and experiences, and providing income support to over 700,000 students through the Canada Emergency Student Benefit.

106	Chapter 3

Budget 2021 builds on Canada’s investments in youth with over $5.7 billion over the next five years to help young Canadians—including from low-income households—pursue and complete their education, to provide additional relief from student loan debt for young graduates, and to create 215,000 new job skills development and work opportunities.

Taken together, the Government of Canada’s response to the current crisis represents the largest ever investment in young Canadians—totaling $13.1 billion over six years. This represents one of the largest youth support packages from around the world. Canada’s growth and prosperity well into the future depends on new opportunities for young people today.

Providing Relief from Student Debt

Education is the smartest investment anyone can make. To ease new grads into working life and make sure they are not prematurely burdened by loan repayments, Budget 2019 made the six-month grace period after leaving studies interest free. And during the pandemic, the government imposed a six-month moratorium on all student loan repayment, and committed to a one-year suspension of interest accrual on student loans in 2021-22.

To provide even further support to students and recent graduates, Budget 2021 is reforming the Canada Student Loans Program. The new Canada Student Financial Assistance Program will make student debt easier to pay down and provide direct support to students with the greatest need.

Provinces and territories that do not currently participate in the Canada Student Loans Program will continue to receive equivalent compensation from the Government of Canada for their own student financial assistance programs that offer comparable benefits to the Canada Student Financial Assistance Program.

Waiving Interest on Student Loans for an Additional Year

To ensure that the cost of post-secondary education in Canada remains predictable and affordable for everyone during the economic recovery:

The government proposes to introduce legislation that would extend the waiver of interest accrual on Canada Student Loans and Canada Apprentice Loans until March 31, 2023. This change has an estimated cost of $392.7 million in 2022-23.

This action would mean savings for approximately 1.5 million Canadians repaying student loans, the majority of whom are women.

New Opportunities for Canadians	107

Enhancing Repayment Assistance

Every year, the Government of Canada provides repayment assistance to approximately 350,000 borrowers with low incomes. Currently, the threshold for this support is earning $25,000 per year or less, for a single borrower. To ensure that no federal student loan borrower ever has to make a payment they cannot afford:

Budget 2021 proposes to increase the threshold for repayment assistance to $40,000 for borrowers living alone, so that nobody earning $40,000 per year or less will need to make any payments on their student loans.

-	This will support an estimated 121,000 additional Canadians with student loan debt each year.

-	For students from larger households the threshold will be modified to match the Canada Student Grants. For example, for a household with four individuals, the 2020-21 Canada Student Grant cut-off is $63,735, which rises with inflation, while the current repayment assistance threshold is $59,508.

-	Additionally, the cap on monthly student loan payments will be reduced from 20 per cent of household income to 10 per cent.

-	To ensure that the eligibility for repayment assistance keeps pace with the cost of living, the new income cut-offs will be indexed to inflation.

-	Beginning in 2022-23, these changes will cost an estimated $203.5 million over four years, and $64.2 million per year ongoing.

Doubling the Canada Student Grants for Two Additional Years

Over 580,000 students each year rely on federal grants and loans to help them cover the cost of their tuition, school supplies, and living expenses. When the pandemic caused other sources of income for students—such as part-time jobs— to dry up, the Government of Canada helped out by doubling Canada Student Grants for the 2020-2021 school year, providing an additional $2,600, on average, of non-repayable aid to students in need. This effectively covered 90 per cent of the average undergraduate tuition in Canada for low-income students during the pandemic.

108	Chapter 3

Table 3.1

Canada Student Grants

	Maximum Amount in 2014	Maximum Amount in 2019	Maximum Amount in 2021
Full-Time Students	$2,000	$3,000	$6,000
Part-Time Students	$1,200	$1,800	$3,600
Students with Dependants (Full-Time)	$1,600 (per dependant)	$1,600 (per dependant)	$3,200 (per dependant)
Students with Dependants (Part-Time)	$1,920	$1,920	$3,840
Students with Disabilities	$2,000	$2,000	$4,000

To ensure students from low-income households remain supported throughout COVID-19 and continue to have access to this opportunity as the economy recovers:

The government is announcing its intention to extend the doubling of the Canada Student Grants until the end of July 2023.

The cost of this measure is estimated at $3.1 billion over two years starting in 2021-22.

Provinces and territories that do not currently participate in the Canada Student Loans Program will continue to receive equivalent compensation from the Government of Canada for their own student financial assistance programs that offer comparable benefits to the Canada Student Financial Assistance Program.

Expanding Access to Supports for Students and Borrowers with Disabilities

Students with disabilities face some of the highest costs and most significant barriers to long-term success. Every year, the Canada Student Loans Program supports over 75,000 students and borrowers with permanent disabilities through enhanced grants and repayment assistance. But these supports are not available to students whose disabilities are not lifelong.

The government is announcing its intention to extend disability supports under the Canada Student Loans Program to recipients whose disabilities are persistent or prolonged, but not necessarily permanent.

This change will benefit an estimated 40,000 recipients with non-permanent disabilities each year through access to up to $22,000 in grants, in-study supports, and specialized repayment assistance on their loans. Beginning in 2022-23, the estimated cost of this measure will be $428.9 million over four years, and $118.6 million per year ongoing.

New Opportunities for Canadians	109

Supporting Vulnerable Children and Youth During the Recovery

COVID-19 has made life especially difficult for students at risk of dropping out of school. These students rely on local after-school programs for tutoring, counselling, and other social supports that help them stay in school, graduate on- time, and access post-secondary education. As the pandemic drives education online and dries up private donations, these organizations continue to rely on their government to bridge the gap and support their vital missions.

Budget 2021 proposes to provide $118.4 million over two years starting in 2021-22, for Employment and Social Development Canada to conduct a two- year pilot expansion of federal investments in after-school programming under the Supports for Student Learning Program. These funds would support national and local after-school organizations who work to ensure that vulnerable children and youth can graduate high school and do not become further marginalized because of the pandemic. Of this amount, $20 million will be reallocated from internal resources within the department.

Helping Youth and Students Build Job Skills and Connect with Employers

Young Canadians have seen more job losses due to COVID-19 than any other age demographic. This not only deprives them of income that could be used to pay for schooling, build their savings, or cover basic living expenses, but can also lead to long-term consequences by disrupting important experiences in the crucial early years of their working lives. These impacts are often more severe for youth facing multiple barriers to employment such as Indigenous youth, racialized and Black youth, and newcomers to Canada.

To ensure youth and students can access valuable job skills and experience, Budget 2021 is proposing to invest $721 million in the next two years to help connect them with employers and provide them with quality job opportunities.

Student Work Placement Program

Budget 2021 proposes to invest $239.8 million in the Student Work Placement Program in 2021-22 to support work-integrated learning opportunities for post-secondary students. This funding would increase the wage subsidy available for employers to 75 per cent, up to $7,500 per student, while also increasing employers’ ability to access the program. This is expected to provide 50,000 young people (an increase of 20,000) with valuable experience- building opportunities in 2021-22.

110	Chapter 3

Youth Employment and Skills Strategy

Budget 2021 proposes to invest $109.3 million in 2022-23 for the Youth Employment and Skills Strategy to better meet the needs of vulnerable youth facing multiple barriers to employment, while also supporting over 7,000 additional job placements for youth. This builds on funding announced in the 2020 Fall Economic Statement, which is expected to result in over 30,600 new placements in 2021-22. This will make it easier for young people to get good jobs.

Canada Summer Jobs

Budget 2021 proposes to invest $371.8 million in new funding for Canada Summer Jobs in 2022-23 to support approximately 75,000 new job placements in the summer of 2022. This is in addition to 2020 Fall Economic Statement funding for approximately 94,000 additional job placements in 2021-22. In total, the Canada Summer Jobs program will support around 220,000 summer jobs over the next two years.

3.3 Investing in Skills, Training, and Trades

COVID-19 laid bare the inequalities in our workforce. From single mothers, to newcomers, to racialized Canadians, to young Canadians gaining their first job experience, many who could not work from home were those who faced barriers to work in the first place.

As the economy reopens, those opportunities will come back, but our need to adapt to the changing nature of work—including new technologies, industries, and ways of working—will only increase.

Getting Canadians back to work means giving workers in all sectors—from energy, to manufacturing, to construction, to customer service—the skills they need for good jobs. COVID-19 has changed the way many employers do business, eliminating certain jobs, and growing the need for new skills. Investing in new skills gives Canadians opportunities to find good jobs, in growing fields, and strengthen the middle class.

Every year, the federal government transfers around $3 billion to the provinces and territories so they can support workers and help them develop the in-demand skills for their economies.

Budget 2021 looks to the future by better connecting workers to good jobs in growing sectors, by creating new opportunities and increasing diversity in the trades, and helping Canadians gain the foundational skills needed to succeed in today’s economy.

New Opportunities for Canadians	111

Table 3.2

Almost 500,000 New Training and Work Opportunities for Canadians, starting 2021

Measure	Number of new opportunites (5 year timeframe)
For Youth
Student Work Placement Program	20,000
Youth Employment and Skills Strategy	7,000
Canada Summer Jobs	75,000
Mitacs (see Chapter 4)	85,000
Canada Digital Adoption Program (see Chapter 4)	28,000
For Core Working Age
Sectoral Workforce Solutions Program	90,000
Apprenticeship Service	55,000
Skills for Success	90,000
Community Workforce Development Program	25,000
Transitioning Workers to New Jobs	15,500

Helping Employers Train and Recruit Workers

Certain sectors like health, clean tech, and construction have grown and are struggling to find workers with the right skills to fill jobs. The government wants these sectors to keep growing so that Canada can build a healthy and clean economy. That is why it is taking action to help employers train and reskill people and help the workforce grow and meet demand. To help Canadians gain skills for good jobs in growing sectors:

Budget 2021 proposes to provide $960 million over three years, beginning in 2021-22, to Employment and Social Development Canada for a new Sectoral Workforce Solutions Program. Working primarily with sector associations and employers, funding would help design and deliver training that is relevant to the needs of businesses, especially small and medium-sized businesses, and to their employees. This funding would also help businesses recruit and retain a diverse and inclusive workforce.

This investment will help connect up to 90,000 Canadians with the training they need to access good jobs in sectors where employers are looking for skilled workers. This includes sectors like health, including the need for more accredited personal support workers, clean energy, as well as construction. It will also help diversify sectors by ensuring that 40 per cent of supported workers are from underrepresented groups, including women, persons with disabilities, and Indigenous people.

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Creating New Opportunities for Skilled Tradespeople

The skilled trades are vital to our economy, and apprenticeships are the bridge that help skilled workers, especially young people starting their careers, connect with businesses and find well-paying jobs. Since 2014, Canada has seen a decline in new apprentices for well-paying middle class jobs. In 2019, it was estimated Canada needs to attract 167,000 new apprentices over the next five years just to align with existing levels of demand.

Every year, the Government of Canada provides about $90 million through 60,000 grants to support apprentices—but more is needed to ensure that those apprentices can find valuable work experiences and that employers can tap into this pool of skilled workers.

Budget 2021 proposes to provide $470 million over three years, beginning in 2021-22, to Employment and Social Development Canada to establish a new Apprenticeship Service. The Apprenticeship Service would help 55,000 first-year apprentices in construction and manufacturing Red Seal trades connect with opportunities at small and medium-sized employers.

Employers would be eligible to receive up to $5,000 for all first-year apprenticeship opportunities to pay for upfront costs such as salaries and training.

In addition, to boost diversity in the construction and manufacturing Red Seal trades, this incentive will be doubled to $10,000 for employers who hire those underrepresented, including women, racialized Canadians, and persons with disabilities.

Supporting Skills for Success

The skills needs of businesses are changing as they adopt new technologies and new ways of doing things. Yet, today, 45 per cent of Canadians lack the literacy, numeracy, and digital skills that are increasingly necessary to succeed in jobs in the knowledge economy.

Budget 2021 proposes to invest $298 million over three years, beginning in 2021-22, through Employment and Social Development Canada, in a new Skills for Success program that would help Canadians at all skills levels improve their foundational and transferable skills.

The program will fund organizations to design and deliver training to enhance foundational skills such as literacy and numeracy, as well as transferable and soft skills. This could include helping employers deliver training to increase communication and teamwork skills of their employees, or community organizations looking to strengthen basic literacy and numeracy of marginalized

New Opportunities for Canadians	113

groups. Additionally, funding will support the creation of assessments and training resources available online to all Canadians at no cost.

Approximately 90,000 Canadians will be able to improve their literacy and essential skills to better prepare for, get and keep a job, and adapt and succeed at work.

Ensuring Communities Recover Through Skills Training and Workforce Planning

For the recovery to succeed, communities must be at the heart of determining their economic futures by diversifying their economies and improving resilience.

Budget 2021 proposes to provide $55 million over three years, starting in 2021-22, to Employment and Social Development Canada for a Community Workforce Development Program. The program will support communities to develop local plans that identify high potential growth organizations and connect these employers with training providers to develop and deliver training and work placements to upskill and reskill jobseekers to fill jobs in demand.

Funding would be delivered through calls for proposals under two streams: A national stream focused on priority areas, like de-carbonization and supporting a just transition for workers in transforming sectors like energy, which would dedicate 75 per cent of funding to projects that support underrepresented groups; and a regional stream delivered by Service Canada regional offices, in partnership with regional development agencies, and focused on regional priorities.

This initiative will benefit approximately 25,000 workers, 250 businesses, and 25 communities, by accelerating job creation and the re-employment and deployment of workers to growth areas to meet employers’ needs.

Helping Workers Transition to New Jobs

As the economy reopens, many people will return to their previous jobs. But for some, shifts in the economy mean that they need to find new jobs. To address this need, and help Canadians find new jobs as quickly and as easily as possible, workers need to be able to rapidly adapt and upgrade their transferable skills for newer industries.

Budget 2021 proposes to provide $250 million over three years, starting in 2021-22, to Innovation, Science and Economic Development Canada for an initiative to scale-up proven industry-led, third-party delivered approaches to upskill and redeploy workers to meet the needs of growing industries.

This initiative will help approximately 15,500 Canadians connect with new work opportunities.

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Extending Federal Supports for Adults Who Return to School Full-Time

In 2018, the government launched Skills Boost, a three-year pilot program to help working adults afford the cost of returning to school full-time to upgrade their skills.

The government intends to extend the $1,600 adult learner top-up to the full-time Canada Student Grant for an additional two school years—until July 2023. This will ensure that benefits to adult students are not interrupted.

Additionally, the government intends to make permanent the flexibility to use current year income instead of the previous year’s to determine eligibility for Canada Student Grants, so students with financial need won’t have their previous workforce participation count against them.

Together, these measures are expected to cost $365.8 million over the next five years, and $26.7 million per year ongoing.

Teaching Kids to Code

The CanCode program helps young people gain coding and digital skills needed to succeed in a 21st century economy. It provides training support for their teachers, and has a special focus on reaching young people who are traditionally underrepresented in science, technology, engineering and mathematics, such as girls and Indigenous youth.

Budget 2021 proposes to provide $80 million over three years, starting in 2021-22, to Innovation, Science and Economic Development Canada, to help CanCode reach 3 million more students—with an even greater focus on underrepresented groups—and 120,000 more teachers.

With more opportunities to acquire and develop digital skills, young Canadians— from kindergarten to grade 12—will have a head start in building the skills they need for good jobs in the future.

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3.4 Valuing Canada’s Workers

The pandemic exposed what we already knew: Too many Canadians work in precarious jobs and have barely enough to make ends meet.

Many of these workers are young people, new Canadians, racialized and Black Canadians, and women.

Recovery must start with improving working wages and addressing income inequality in Canada. Measures like an enhanced Canada Workers Benefit, a new $15 federal minimum wage, and better protections for vulnerable workers will lift more Canadians out of poverty, improve the lives of workers, and protect the resilience of our workforce well into the future.

Establishing a $15 Federal Minimum Wage

Canada’s prosperity and stability depend on every Canadian having a fair chance to join the middle class. Yet some Canadians struggle to do so while supporting families in part-time, temporary, and low-wage jobs—often working several jobs to make ends meet. The COVID-19 pandemic has also increased focus on the essential work done by a large proportion of minimum wage-earning workers. To support low-wage workers in the federally regulated private sector:

The Government of Canada is announcing its intention to introduce legislation that will establish a federal minimum wage of $15 per hour, rising with inflation, with provisions to ensure that where provincial or territorial minimum wages are higher, that wage will prevail. This will directly benefit over 26,000 workers who currently make less than $15 per hour in the federally regulated private sector.

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Supporting Canada’s Low-Wage Workers

The worst economic impacts of the pandemic have been suffered by those who could least afford it. Low-wage workers have been up to six times more likely to suffer layoffs than wealthy Canadians. Not only that, estimates suggest that today there have been about 268,000 net job losses among low-wage workers since February of 2020, compared to about 40,000 over the same time period during the Great Recession, adjusting for population growth.

Our economic recovery plan must address the unique challenges of the pandemic recession—and must include all Canadians. Racialized and Black Canadians have much higher representation in low-wage work. The pandemic has shown everyone just how essential many of the lowest-paying jobs in Canada are to our economy and our health—the grocery clerks, cleaners, caregivers, truck loaders, and more.

If we are to have a full and fair recovery, Canada needs all of these workers to rejoin the workforce and to make sure they earn a decent living. The full participation of all Canadians in the labour market generates economic growth, and improves the standard of living and quality of life for everyone.

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Enhancing the Canada Workers Benefit

The Canada Workers Benefit was designed to reduce barriers to employment for low-income workers by providing them with a sizable tax refund—up to almost $1,400 for single individuals without children and $2,400 for families—delivered through the tax system.

But currently, the threshold of eligibility leaves many of Canada’s low-wage workers out of the program; a person earning minimum wage and working full-time can still be living in poverty, but receive nothing from the Canada Workers Benefit.

In Canada, hard-working people with full-time, low-wage jobs should be able to make ends meet for themselves and their families. To support low-wage workers who have been most negatively affected by the pandemic and make our workforce stronger:

Budget 2021 proposes to expand the Canada Workers Benefit to support about 1 million additional Canadians in low-wage jobs, helping them return to work and increasing benefits for Canada’s most vulnerable.

The government would raise the income level at which the benefit starts being reduced to $22,944 for single individuals without children and to $26,177 for families. This means that for the first time, most full-time workers earning minimum wage will receive significant support from this important benefit.

Benefit to Full-Time Workers

A single, full-time, minimum wage worker could receive about $1,000 more in benefits than they would under the current system, and could continue to receive the benefit at up to $32,000 of net income in 2021.

The proposed enhancement will especially benefit single workers without children. These are workers who often have few other federal supports available to them. For example, a typical worker living in Toronto working full time at the minimum wage does not receive any Canada Workers Benefit under the current system. By raising their entitlement to $1,100, the proposed enhancement would lift this worker out of poverty.

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The government also recognizes that benefits targeted on the basis of family income can deter secondary earners in couples from going back to work. More often than not, this impacts women. An inclusive recovery is a feminist recovery, and the Canadian economy cannot be competitive when everyone does not have the chance to succeed. To further boost workforce participation by reducing these barriers:

Budget 2021 proposes to allow secondary earners to exclude up to $14,000 of their working income when income-testing the Canada Workers Benefit.

Example

Maria’s partner earns $25,000 per year. Because of the pandemic, Maria was out of work for some time, but she has found a job and will earn $20,000 this year. Without the proposed secondary earner exemption, Maria’s family’s entitlement to the Canada Workers Benefit (CWB) would be reduced from $2,403 to $0 when Maria goes back to work. With the secondary earner exemption, $14,000 is excluded from Maria’s family’s net income, which means Maria’s family’s net income is about $31,000, and her family’s CWB entitlement is $1,708.

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Increasing support through the Canada Workers Benefit will provide incentives for more workers to rejoin the workforce, and ensure that they have more disposable income to spend, stimulating the broader economy. Raising the Canada Workers Benefit raises low-wage workers’ quality of life, and raises prosperity for everyone.

These changes will extend support to about 1 million more Canadians, helping them return to work and increasing benefits for Canada’s most vulnerable.

Combined, these actions would provide $8.9 billion of support to low-income workers over six years, and $1.7 billion per year ongoing.

Almost 100,000 people will be lifted out of poverty by this investment. Because lower-wage work is often done by younger Canadians, it is estimated that about 45 per cent of adults raised out of poverty as a result of this measure will be those under age 35.

This is a key part of the government’s plan to make sure Canada’s recovery addresses those most impacted by the COVID-19 pandemic and that it is a plan for a recovery that includes everyone. This is good economic policy. It is also the right thing to do. No Canadian working full time should live in poverty.

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Better Labour Protection for Gig Workers

As demand for gig work (short-term contracts with firms or individuals to complete specific and often one-off tasks) increases with the rise in new digital platforms, more and more Canadians are relying on jobs that do not come with the same level of job protection as other employees in the economy. The COVID-19 pandemic has exposed the vulnerability of these workers to income shocks when demand for their services suddenly drops. For this reason:

Budget 2021 reiterates the government’s commitment to making legislative changes to improve labour protection for gig workers, including those who work through digital platforms. Following the conclusion of consultations recently launched on this topic by the Minister of Labour, the government will bring forward amendments to the Canada Labour Code to make these new, modernized protections a reality.

Enhancing Protections for Contract Workers in the Air Transportation Sector

The pandemic has highlighted the importance of protecting employees, particularly those who provide essential services to Canadians. Many employees in the air transportation sector have continued to work through the pandemic, deep cleaning aircraft, safely handling baggage, and performing the other critical services that have allowed necessary air travel to continue safely.

Many of the services provided by these employees are contracted out by airports and air carriers. When these contracts change hands, workers are at risk of earning less money for the same job.

To better protect these employees, the government is announcing its intention to introduce legislation that would extend equal remuneration protection to more employees in the air transportation sector. This would ensure that, when a service contract changes hands, affected employees are not paid less, if they are laid off and rehired to do the same work they were doing before.

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Simplifying Wage Earner Protection Program Payments

The Wage Earner Protection Program provides financial support to Canadian workers who have lost their job and are owed wages by their insolvent employer. Since 2008, the Program has paid more than $337 million in wages to nearly 129,000 Canadian workers. Currently, all payments through the Program are subject to a 6.82 per cent deduction that represents the deductions at source a worker would normally see on their pay. However, given that there is a cap to overall payments, the amount received in relation to owed wages varies from worker to worker.

In order to simplify payments, and ensure that Canadian workers are paid more of what they’re owed when they need it most, Budget 2021 proposes to eliminate the 6.82 per cent deduction applied to all Wage Earner Protection Program payments. This change is estimated to cost $16.2 million over five years, starting in 2021-22, and $3.3 million ongoing.

The removal of this offset would put an average of $300 more in the pockets of Canadians who have lost their job and are owed wages by their employer.

Support for Personal Support Workers

The caring economy is an economic engine of Canada. As our population ages it will become even more important. Throughout the pandemic, this largely female and disproportionately racialized workforce did essential and heroic work, often at great personal cost.

Personal support workers have had to stand in for family members as our parents and grandparents have been isolated, lonely, and afraid. Personal support workers perform jobs that are mentally and physically exhausting, and do not enjoy the same job protections, compensation, and benefits of their peers in the health care sector. They are the backbone of long-term care for elders and adults with disabilities who are unable to live on their own.

As the work around national standards for long-term care unfolds, Budget 2021 proposes to address a key issue for these workers to whom we owe a debt of gratitude. Care workers deserve more financial security, and better options for retirement savings to give them the certainty that after a life of hard work caring for others, they will be cared for, too.

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The 2020 Fall Economic Statement announced that, to support personal support workers, homecare workers and essential workers involved in senior care, the government would work with labour and healthcare unions, among others, to seek solutions to improve retention, recruitment, and retirement savings options for low and modest-income workers, particularly those without existing workplace pension coverage.

To follow through on this commitment:

Budget 2021 proposes to provide funding of $27.6 million over three years for my65+, a Group Tax-Free Savings Account offered by the Service Employees International Union Healthcare.

The funding will support incentives for worker participation. The Service Employees International Union Healthcare will work with other unions and employers across the country to make this portable savings tool available to other workers in the elder care sector. The government also remains open to engaging with other interested unions and employer sponsors who wish to come forward with other targeted, kick-start options to strengthen retirement security for those involved in senior care who do not currently have workplace retirement security coverage.

Employee Ownership Trusts

Employee ownership trusts encourage employee ownership of a business, and facilitate the transition of privately owned businesses to employees. Both the United States and the United Kingdom support and encourage employee ownership though these types of arrangements.

Budget 2021 announces that the government will engage with stakeholders to examine what barriers exist to the creation of employee ownership trusts in Canada, and how workers and owners of private businesses in Canada could benefit from the use of employee ownership trusts.

Taking Action to Address Predatory Lending

Many lower and modest-income Canadians rely on high-interest short-term loans to make ends meet, such as paying for everyday living expenses, or for unanticipated emergencies. This leaves some Canadians living in a cycle of debt.

To help fight predatory lending, the Government of Canada will launch a consultation on lowering the criminal rate of interest in the Criminal Code of Canada applicable to, among other things, installment loans offered by payday lenders.

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Chapter 3

New Opportunities for Canadians

millions of dollars

2020- 2021		2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
3.1. Action Plan for Women in the Economy	0	3,065	4,906	6,208	7,237	8,383	29,800
Establishing a Canada-Wide Early Learning and Child Care System	0	3,065	4,906	6,208	7,237	8,383	29,800
3.2. Opportunities for Canada’s Youth	0	1,553	2,890	160	175	182	4,959
Providing Relief from Student Debt	0	0	424	50	59	64	596
Less: Savings from Fewer claims of the Student Loan Interest Tax Credit	0	0	-12	-6	-1	-1	-20
Doubling the Canada Student Grants for Two Additional Years	0	1,263	1,872	0	0	0	3,135
Expanding Access to Supports for Students and Borrowers with Disabilities	0	0	77	116	117	119	429
Supporting Vulnerable Children and Youth During the Recovery	0	60	58	0	0	0	118
Less: Funds Sourced From Existing Departmental Resources	0	-10	-10	0	0	0	-20
Helping Youth and Students Build Job Skills and Connect with Employers	0	240	483	0	0	0	723
Less: Funds Previously Provisioned in the Fiscal Framework	0	0	-1	0	0	0	-1
Less: Funds Sourced From Existing Departmental Resources	0	0	-1	0	0	0	-1

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	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
3.3. Investing in Skills, Training, and Trades	0	535	974	916	26	27	2,479
Helping Employers Train and Recruit Workers	0	235	360	365	0	0	960
Creating New Opportunities for Skilled Tradespeople	0	36	217	217	0	0	470
Supporting Skills for Success	0	65	108	125	0	0	298
Ensuring Communities Recover Through Skills Training and Workforce Planning	0	5	15	35	0	0	55
Helping Workers Transition to New Jobs	0	25	100	125	0	0	250
Extending Federal Supports for Adults Who Return to School Full-Time	0	139	147	26	26	27	366
Teaching Kids to Code	0	30	27	23	0	0	80
3.4. Valuing Canada’s Workers	460	1,804	1,682	1,681	1,668	1,678	8,974
Enhancing the Canada Workers Benefit	460	1,795	1,670	1,665	1,665	1,675	8,930
Simplifying Wage Earner Protection Program Payments	0	4	4	4	4	4	19
Less: Costs to be Recovered	0	-1	-1	-1	-1	-1	-3
Support for Personal Support Workers	0	6	9	13	0	0	28
Chapter 3 – Sub-total	460	6,957	10,452	8,965	9,107	10,270	46,211
Less: Provisions for Anticipated Cabinet Decisions Not Yet Made Included in Previous Budgets or Updates	0	-3,083	-1,500	-1,500	-1,500	-1,500	-9,083
Chapter 3 – Net Fiscal Impact	460	3,874	8,952	7,465	7,607	8,770	37,128

Note: Numbers may not add due to rounding.

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Chapter 4

Helping Canadian Businesses Grow and Succeed

Canadian businesses have been resilient through the pandemic, adapting and reinventing themselves in tough times. The government has provided a suite of measures that have helped, and are still helping, support Canadian businesses and Canadian workers through the crisis. As we look to turn the page from crisis to recovery, the government has a plan to restore business confidence, create jobs, and ensure that growth is being sustained through innovation and greater productivity for the long-term.

To do this requires an approach that takes specific aim at the businesses that have been hardest hit by the pandemic.

This has, in many ways, been a two speed recession. There have been businesses that have managed to adapt to the pandemic and to prosper. But others have been shut down outright by necessary public health restrictions or deeply limited in what they can do—and many of these highly affected businesses have been our small businesses. We need them to get back on their feet. They are the backbone of our economy, our main streets, and our communities.

Restoring permanent and long-term economic growth means that we must help our businesses to come back stronger than ever before. We must make sure we go where the puck is going—that we are investing strategically in emerging technologies, whether clean technologies, net-zero technologies, quantum technologies, or more. This is where many of the jobs of the future lie, and we will bring people from across Canada along. And we must do things better. We must support the growth of start-ups and scale-ups. We must make sure that entrepreneurs from disadvantaged communities are able to access the same financing and growth opportunities as every other entrepreneur and business owner in Canada.

Budget 2021 is a plan to make targeted investments in Canada’s businesses so they can hire and train Canada’s workers, who will then have more money to spend, spurring our recovery and growing an economy with more opportunities for everyone. It is a plan to help our businesses, especially small businesses, adopt new technologies. And it is a plan to invest in Canadian innovation, for long-term growth.

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4.1 Helping Canadians Get Back to Work

COVID-19 has shaken the foundations of the Canadian economy and cost millions of Canadians their jobs. While the majority of job losses across most sectors have been recouped, many Canadians are still struggling to find steady work.

Getting the Canadian economy quickly back to its full potential, and stimulating robust growth, is critical to preventing long-term damage, and making sure that workers and communities are not left behind, as they were in previous recessions. Budget 2021 takes timely action to help businesses and other employers drive growth by hiring more workers and developing their talent to its fullest potential.

Helping Hard-hit Businesses Hire More Workers

For businesses that have been hit hardest by the pandemic, hiring the workers they need to grow is a cost they may worry about taking on. The government wants these businesses to be able to recover and grow by hiring more people so that workers are at the forefront of our recovery:

Budget 2021 proposes to introduce the new Canada Recovery Hiring Program for eligible employers that continue to experience qualifying declines in revenues relative to before the pandemic. The proposed subsidy would offset a portion of the extra costs employers take on as they reopen, either by increasing wages or hours worked, or hiring more staff. This support would only be available for active employees and will be available from June 6 to November 20, 2021. Eligible employers would claim the higher of the Canada Emergency Wage Subsidy or the new proposed subsidy. The aim is to make it as easy as possible for businesses to hire new workers as the economy reopens.

As the rates for both the wage subsidy and the hiring program will slowly ramp down over time, employers will have a strong incentive to begin hiring as soon as possible and maximize their benefit. Further details can be found in Annex 6.

The Canada Recovery Hiring Program will help Canadian-controlled private corporations, individuals, charities, and non-profits hire the workers they need so that the economy can fully recover, more quickly and without leaving people behind. It is estimated that this program will cost $595 million in 2021-22.

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Dorothy and Stan run a bookstore whose storefront was shut down sporadically through the winter and spring due to public health restrictions. While their business survived, they had to lay off three of their 10 employees, whom they pay $600 per week. Their baseline payroll from March 14 to April 10 was $16,800 (i.e., 7 employees x $600 x 4 weeks).

As public health restrictions are lifted and the vaccination campaign continues, their business begins to recover. In May, their revenues are still down 50 per cent from their level before the pandemic, but are only down 20 per cent in June, and by July are close to their pre-pandemic level. As a result, they are able to hire back their three laid-off employees starting June 6, and are even able to add an additional employee starting July 4.

As a result of measures proposed in this Budget, Dorothy and Stan’s business will benefit from either the extended Canada Emergency Wage Subsidy or the new Canada Recovery Hiring Program:

●    For June 6 to July 3, their payroll is $24,000. Their business would be eligible for a wage subsidy rate of 40 per cent (based on a 50-per-cent revenue decline), resulting in a wage subsidy of $9,600. Alternatively, the business would be eligible for a hiring subsidy rate of 50 per cent, which would be applied to the difference between its current payroll and its baseline payroll, resulting in a hiring incentive of $3,600. They are better off claiming the wage subsidy of $9,600 for this period.

●    For July 4 to July 31, their payroll is $26,400. Their business would be eligible for a wage subsidy rate of 8.75 per cent (based on a 20- per-cent revenue decline), resulting in a wage subsidy of $2,310. Alternatively, the business would be eligible for a hiring subsidy rate of 50 per cent, which would be applied to the difference between its current payroll and its baseline payroll, resulting in a hiring incentive of $4,800. In this instance, they are better off claiming the hiring incentive of $4,800 for this period.

In total, Dorothy and Stan will be eligible for at least $14,400 in support from these two measures to help their business rebuild as the economy recovers.

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Opportunities for Businesses and Young Workers Through Mitacs

Mitacs is a not-for-profit organization that connects young workers with innovative businesses for research and training opportunities. Mitacs focusses on supporting research-based innovation in industry and developing a talent stream of highly educated students and graduates through its internship programs. These students bring cutting-edge scientific and technical knowledge from universities and colleges that will strengthen the innovation capabilities of industry. This combination of innovation and skill development for the next generation of leaders will help drive growth now and ensure long-term competitiveness and prosperity.

Budget 2021 proposes to provide $708 million over five years, starting in 2021-22, to Mitacs to create at least 85,000 work-integrated learning placements that provide on-the-job learning and provide businesses with support to develop talent and grow.

4.2     Helping Small and Medium-sized Businesses Recover and Grow

Small and medium-sized businesses have been hit hard by the pandemic. Successful, innovative, and competitive small businesses are what drive a strong and growing middle class. Canada needs them to recover and grow. To do this, they need well trained employees, stable and accessible financing, and support to help them keep up with the digitization of our economy.

The government has a plan to help small businesses grow and expand to new markets locally, regionally, and beyond. These investments will encourage small businesses to scale up, hire more workers, and embrace new technologies that make them more productive and competitive.

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Helping Small and Medium-sized Businesses Move into the Digital Age

The pandemic has hastened the economy’s digital transformation as companies, workers, and consumers conduct more and more business online. From 2002 to 2019, labour productivity in digitally intensive industries grew 3.5 times faster than in non-digitally intensive industries. And over the course of the pandemic, digitally intensive businesses actually grew, even though hours worked were down. Building a digital economy is critical to growing a more prosperous economy.

Canadian businesses need to adopt new technologies and digitize to meet customer needs and stay competitive. Embracing these changes also makes our businesses more efficient and more productive, and therefore more prosperous—and able to create more Canadian good middle class jobs.

Digital Main Street

In June 2020, the federal government in partnership with the Province of Ontario supported the province-wide expansion of Digital Main Street, which helps main street small businesses adopt e-commerce tools and move their business online. The program is built around an online learning platform, structured training programs, and a “Digital Service Squad,” which is a team of recent graduates who help small businesses grow and manage their businesses through the adoption of digital tools and technology.

To fuel the recovery, jobs, and growth, the government is launching the Canada Digital Adoption Program, which will create thousands of jobs for young Canadians and help as many as 160,000 small and medium-sized businesses adopt new digital technologies.

This program will provide businesses with two streams of support.

●	To help main street businesses expand their customer bases online, they can access support to digitize and take advantage of e-commerce opportunities. Eligible businesses will receive microgrants to help offset the costs of going digital—and support to digital trainers from a network of up to 28,000 well trained young Canadians.

●	Some businesses will require more comprehensive support to adopt new technology, and a second stream will be in place for “off-main street” businesses, such as small manufacturing and food processing operations. Support for these businesses will emphasize advisory expertise for technology planning and financing options needed to put these technologies to use.

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Canada Digital Adoption Program

Tim owns a fine foods shop that has specialty imported and domestic products such as meats, cheeses, pasta, and coffee that has been operating at reduced capacity for the past year because of public health guidance. To get his products to his customers and to expand his customer base, Tim is ready to build an online store, but does not know how best to do so. Through the Canada Digital Adoption Program, Tim is able to connect with a trained, young person to help him understand the tools available to him, has access to support to develop an e-commerce strategy, and is eligible for a grant to help cover the costs associated with implementation.

Margot owns a t-shirt manufacturing company. She has been turning down orders that she cannot fill and wants to grow her business and hire more people but is unsure where to start. Through support from the Canada Digital Adoption Program, Margot has access to a local business advisor. The business advisor and Margot review her business plan and develop an investment plan. Working with her advisor, Margot determines that investing in an inventory management system and packaging automation would allow her to increase the number of t-shirts she can produce and ship each month. To help with the costs associated with this new technology, Margot is connected with the Business Development Bank of Canada to access a zero-interest loan. Through the program, Margot also has access to a talent pool of young Canadians to help ensure a smooth rollout of the new technology, and the digital enhancement of her business.

Budget 2021 proposes to provide $1.4 billion over four years, starting in 2021-22, to Innovation, Science and Economic Development Canada, to:

-	Work with organizations across Canada to provide access to skills, training, and advisory services for all businesses accessing this program.

-	Provide microgrants to smaller, main street businesses to support costs associated with technology adoption.

-	Create training and work opportunities for as many as 28,000 young people to help small and medium-sized businesses across Canada adopt new technology.

Budget 2021 proposes to provide $2.6 billion on a cash basis over four years, starting in 2021-22, to the Business Development Bank of Canada to help small and medium-sized businesses finance technology adoption.

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Helping Businesses Seize New Technological Opportunities

Small and medium-sized businesses sometimes require unique technological or process solutions for their businesses that cannot be achieved through the purchase and installation of available “off-the-shelf” solutions. These businesses can seize new opportunities by applying new research and technologies or developing them into useful new products and services. This real-world innovation and technical development helps businesses grow and become more competitive.

Much of this applied research is happening at Canada’s colleges, CEGEPs, and polytechnic institutes—institutions that have a strong presence in Canada’s small and rural communities.

To support applied research and development projects led by Canadian businesses in collaboration with colleges, CEGEPs, and polytechnics:

Budget 2021 proposes to provide $46.9 million over two years, starting in 2021-22, to support additional research partnerships between colleges, CEGEPs, polytechnics, and businesses through the Natural Sciences and Engineering Research Council’s College and Community Innovation Program.

Budget 2021 proposes to invest $5.7 million over two years, starting in 2021-22, to provide more businesses with access to the National Research Council’s Industrial Research Assistance Program’s Interactive Visits, where firms can access equipment, facilities, and expertise at college-affiliated Technology Access Centres.

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The program design will ensure that businesses owned by underrepresented groups that may face barriers to entering Canada’s innovation pipeline have greater access to this support.

Supporting Business Investments

For Canada’s economic recovery to take root, businesses will need to invest in new technologies and move forward with capital projects. Building on the significant tax incentives introduced in the 2018 Fall Economic Statement, additional support is needed to further boost business investments that will create jobs today and in the future.

Budget 2021 proposes to allow immediate expensing of up to $1.5 million of eligible investments by Canadian-controlled private corporations made on or after Budget Day and before 2024. Eligible investments will cover over 60 per cent of capital investments typically made by Canadian-controlled private corporations.

This incentive targets short- and medium-term capital investments that can accelerate our recovery. This includes investments in a broad range of assets, including, helping to further incentivize businesses to transition to a more productive, knowledge-intensive economy and will include digital assets and intellectual property.

These larger deductions will help businesses—particularly small and medium-sized businesses—by making it more attractive to invest in assets that drive growth. Larger deductions will also free up capital that businesses can use to create more good middle class jobs.

It is estimated that this measure will reduce federal revenues by $2.2 billion over five years starting in 2021-22.

Enhancing the Canada Small Business Financing Program

Small businesses need access to financing in order to invest in people and innovation, and to have the space to operate and grow. But many small businesses are facing financing challenges, especially Canada’s innovative, entrepreneurial start-ups that are built on intellectual property and other intangibles that could be the next world-changing ideas.

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To make sure small business and independent entrepreneurs can access the capital they need to recover, innovate, and grow in the long-term:

Budget 2021 proposes to improve the Canada Small Business Financing Program through amendments to the Canada Small Business Financing Act and its regulations. These proposed amendments are projected to increase annual financing by $560 million, supporting approximately 2,900 additional small businesses. They include:

-	Expanding loan class eligibility to include lending against intellectual property and start-up assets and expenses.

-	Increasing the maximum loan amount from $350,000 to $500,000 and extending the loan coverage period from 10 to 15 years for equipment and leasehold improvements.

-	Expanding borrower eligibility to include non-profit and charitable social enterprises.

-	Introducing a new line of credit product to help with liquidity and cover short-term working capital needs.

Preparing Canada’s Aerospace Sector for Recovery

In 2019, aerospace contributed more than $28 billion to Canada’s GDP, directly and indirectly supporting 234,500 jobs. As one of the most research intensive manufacturing industries, aerospace is an important driver of Canada’s innovation economy. Highly dependent on purchases from airlines hit hard by the pandemic, the sector is facing reduced demand and a longer path to recovery, relative to other sectors of the economy. To help position Canada’s aerospace sector once restrictions on travel are lifted and the industry begins to recover:

Budget 2021 proposes to provide $250 million over three years, on a cash basis, starting in 2021-22, for the regional development agencies to deliver an Aerospace Regional Recovery Initiative, which would support small and medium-sized firms in improving productivity, strengthening commercialization, and greening their operations and products.

This is in addition to the $1.75 billion in the Strategic Innovation Fund, outlined in section 4.6, providing a combined support of $2 billion to help this innovative sector recover and grow out of the crisis.

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4.3 Investing in Canada’s Entrepreneurs

Reinvigorating our entrepreneurial spirit is critical to the revitalization of our economy. The women and men who start and grow business, who create jobs and seize new opportunities, face enormous risks. There is enormous potential for their businesses to grow and create jobs in the recovery, but they need access to the right type of support, at the right time. In looking forward to recovery, it is important that it be inclusive, with all Canadians having an equal opportunity to succeed.

These measures are complemented by investments to support Indigenous entrepreneurs, outlined in Chapter 8.

Supporting Entrepreneurs, Including Equity Deserving Entrepreneurs

Entrepreneurs, especially those from equity deserving groups such as racialized Canadians, young people, LGBTQ2 people, and more, face barriers to starting and growing a business. This holds our economy back. To help simplify and streamline the government’s support programs, and to help equity deserving entrepreneurs access funding and capital, mentorship, financial planning services, and business training, the government will launch the Small Business and Entrepreneurship Development Program. This will help all Canadians have an equal chance to succeed and contribute to economic recovery and growth:

Budget 2021 proposes to provide up to $101.4 million over five years, starting in 2021-22, to Innovation, Science and Economic Development Canada for the Small Business and Entrepreneurship Development Program.

Supporting Women Entrepreneurs

Canadian women entrepreneurs are important to Canada’s economic success, but women still face unique and systemic barriers to starting and growing a business, and they remain underrepresented in the economy. The pandemic has disproportionately impacted women and the government is committed to supporting Canadian women entrepreneurs.

To provide affordable financing, increase data, and strengthen capacity within the entrepreneurship ecosystem, Budget 2021 proposes to provide up to $146.9 million over four years, starting in 2021-22, to strengthen the Women Entrepreneurship Strategy. Women entrepreneurs would have greater access to financing, mentorship, and training. Funding would also further support the Women Entrepreneurship Ecosystem Fund and the Women Entrepreneurship Knowledge Hub.

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The government will work with financial institutions to develop a voluntary code to help support the inclusion of women and other underrepresented entrepreneurs as clients in the financial sector.

Since 2018, the government’s support to the Women Entrepreneurship Strategy is close to $5 billion, which includes $1.4 billion of lending through the Business Development Bank of Canada and $2 billion in facilitated trade through Export Development Canada. Moving forward, the Business Development Bank of Canada will seek to support 19,000 direct women-owned businesses in 2024, an increase of nearly 7,000.

Supporting Black Entrepreneurs

The pandemic has highlighted and exacerbated systemic barriers faced by Black entrepreneurs and owners of small and medium-sized businesses in Canada. Black business owners make invaluable contributions to communities across the country, and their success will contribute to Canada’s economic recovery. In September 2020, the Government of Canada, in partnership with financial institutions, announced an investment of up to $221 million—including up to $93 million from the government—to launch Canada’s first ever Black Entrepreneurship Program.

Budget 2021 proposes to provide up to an additional $51.7 million over four years, starting in 2021-22, to Innovation, Science and Economic Development Canada and the regional development agencies for the Black Entrepreneurship Program.

Leveraging Procurement Opportunities

Since the Government of Canada is one of the largest public buyers of goods and services in the country, procurement policy is a fundamental lever to achieve social and economic objectives. Purchasing domestically sourced or manufactured goods helps to strengthen our supply chains and secure domestic supply of goods. For example, government procurement investments at the start of the pandemic have spurred a made-in-Canada pipeline of personal protective equipment.

COVID-19 has had a pronounced impact on businesses owned by racialized Canadians. As of November 2020, businesses that are majority-owned by racialized Canadians were more likely than other businesses to see lower revenues compared to August 2019. Almost one-quarter of businesses that are majority-owned by racialized Canadians reported a decrease in revenue of 40 per cent or more, compared to one-fifth of all businesses in Canada.

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To increase diversity in procurement, economically empower historically disadvantaged businesses, support small businesses and our supply chains, improve fairness in procurement opportunities for Canadian suppliers, create jobs, and contribute to a more inclusive economy:

Budget 2021 proposes to provide Public Services and Procurement Canada $87.4 million over five years starting in 2021-22, and $18.6 million ongoing. This funding will be used to modernize federal procurement and create opportunities for specific communities by diversifying the federal supplier base. Specifically, Public Services and Procurement Canada would:

-	Implement a program focused on procuring from Black-owned businesses.

-	Continue work to meet Canada’s target of 5 per cent of federal contracts being awarded to businesses managed and led by Indigenous peoples.

-	Improve data capture, analytics, and reporting.

-	Incorporate accessibility considerations into federal procurement, ensuring goods and services are accessible by design. Public Services and Procurement Canada will develop new tools, guidance, awareness, and training for federal departments.

Budget 2021 also proposes to leverage supplier diversity opportunities through domestic procurement, such as running competitions open to businesses run by Canadians from equity deserving groups. This would help build a more inclusive economy and boost the competitiveness of these businesses, and all Canadian businesses.

In addition, in order to demonstrate to Canada’s trading partners the importance of balanced procurement opportunities, the government will pursue reciprocal procurement policies to ensure that goods and services are only procured from countries that grant Canadian businesses a similar level of market access. This will protect Canadian supply chains and ensure that Canada’s trading relationships are mutually beneficial economic relationships.

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Expanding the Industrial Research Assistance Program

Canada’s most innovative small and medium-sized businesses have an outsized impact on job creation and economic growth. But they need access to expertise and capital to grow. For several decades, the National Research Council’s Industrial Research Assistance Program has provided expertise and capital and has helped business to scale up.

Budget 2021 proposes to provide $500 million over five years, starting in 2021-22, and $100 million per year ongoing, to expand the Industrial Research Assistance Program to support up to 2,500 additional innovative small and medium-sized firms.

Investing in Canadian Innovators Through a Renewed Venture Capital Catalyst Initiative

Canadian start-ups and businesses need access to financing to grow and create high-quality jobs. Venture capital financing takes educated risks on great ideas and smart people, giving young companies the opportunity to take their ideas to market, and grow. A healthy venture capital network allows businesses and entrepreneurs to scale up, create well-paying Canadian jobs, invest in innovation, and be globally competitive. The government has made $390 million available through the Venture Capital Action Plan and $450 million through the Venture Capital Catalyst Initiative. This federal investment has helped to provide a total of over $3 billion to grow Canadian companies and support thousands of middle class jobs.

To increase venture capital funding and support the continued growth of Canada’s innovative companies:

Budget 2021 proposes to make available up to $450 million on a cash basis over five years, starting in 2021-22, for a renewed Venture Capital Catalyst Initiative that would increase venture capital available to entrepreneurs.

-	$50 million of this amount would be dedicated to support venture capital investments in life science technologies.

-	$50 million of this amount would support a new Inclusive Growth Stream to increase access to venture capital for underrepresented groups, such as women and racialized communities.

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Boosting Canada’s Clean Technology Exports

Canadian firms are leading the way in the development of the clean technologies and climate solutions the world is seeking. Reaching beyond the Canadian market and scaling up internationally can help these firms to grow and meet their full potential, and help fight climate change. A pilot phase of the International Business Development Strategy for Clean Technology has proven successful at helping Canadian firms tap into export opportunities and the rapidly growing pools of global climate finance.

Budget 2021 proposes to provide $21.3 million over five years, starting in 2021-22, and $4.3 million per year ongoing, to Global Affairs Canada for the continuation of the International Business Development Strategy for Clean Technology.

More details on Budget 2021’s plan to invest in a green recovery and clean technologies can be found in Chapter 5.

4.4 Making it Easier to do Business in Canada

The government is investing to ensure the Canadian marketplace is efficient and fair. Renewed efforts to eliminate internal trade barriers will help support the economic recovery and lay the groundwork for long-term growth. As the economy becomes increasingly digital, new measures to enhance competition will protect consumers, lower prices, and spur innovation. Together, these measures will ensure Canada becomes an even better place to do business.

Removing Barriers to Internal Trade

For too long, trade barriers within our own country have held back Canadian businesses from reaching the full force of the Canadian market. Removing barriers to trade between provinces and territories will help build a more prosperous economy—creating jobs, fueling business expansion, expanding consumer choice of Canadian goods and services, and helping regional economies grow.

In Budget 2019, the federal government removed all federal restrictions on the interprovincial trade of liquor. The federal government remains steadfast in its efforts to remove internal trade barriers and continues to work closely with provincial, territorial, and industry partners to accelerate action on this front.

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Budget 2021 proposes to allocate $21 million over three years, starting in 2021-22, to:

-	Work with provincial and territorial partners to enhance the capacity of the Internal Trade Secretariat that supports the Canadian Free Trade Agreement in order to accelerate the reduction of trade barriers within Canada.

-	Advance work with willing partners towards creating a repository of open and accessible pan-Canadian internal trade data to identify barriers, including licensing and professional certification requirements, so that we can work together to reduce them.

-	Pursue internal trade objectives through new or renewed discretionary federal transfers to provinces and territories.

Lowering the Cost of Doing Business by Reducing Credit Card Transaction Fees

The pandemic has brought a rapid and significant increase in electronic payments and online transactions. Small and medium-sized businesses, which have been hard hit by COVID-19, incur fees for these transactions also known as interchange fees, which are amongst the highest in the world.

The government will engage with key stakeholders to work towards three objectives:

●	Lower the average overall cost of interchange fees for merchants

●	Ensure that small businesses benefit from pricing that is similar to large businesses

●	Protect existing rewards points of consumers

Following consultations with stakeholders, detailed next steps will be outlined as part of the 2021 Fall Economic Statement, including legislative amendments to the Payment Card Networks Act that would provide authority to regulate interchange fees, if necessary.

A Fair and Competitive Marketplace

Empowering the Competition Bureau through increased capacity and new digital tools will help ensure a competitive marketplace that Canadians can trust.

Budget 2021 proposes to provide $96 million over five years, starting in 2021-22, and $27.5 million ongoing, to enhance the Competition Bureau’s enforcement capacity and ensure it is equipped with the necessary digital tools for today’s economy.

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Maintaining Momentum on Regulatory Modernization

As Canada recovers from the pandemic, regulatory modernization will reduce unnecessary burdens on businesses in order to unleash innovation and accelerate economic growth.

Targeted Regulatory Reviews

Since 2018, the government has been conducting targeted regulatory reviews to identify and eliminate bottlenecks to economic growth. The first round of reviews led to the publication of Regulatory Roadmaps on the high-growth sectors of agri-food and aquaculture, health and bio-sciences, and transportation and infrastructure.

The second round of Regulatory Roadmaps on digitization and technology neutral regulations, international standards, and clean technology will be released in the coming weeks.

Later this year, the government will launch a third round of targeted regulatory reviews focused on how regulations can accelerate Canada’s recovery from the pandemic.

Regulatory Competitiveness

The Annual Regulatory Modernization Bill helps implement improvements and removes outdated and redundant requirements across multiple regulations. Informed by consultation with Canadians, the government intends to table in Parliament the second Annual Regulatory Modernization Bill.

The External Advisory Committee on Regulatory Competitiveness provides expert advice on a wide range of initiatives, ensuring that regulatory modernization is informed by affected businesses and Canadians, including targeted regulatory reviews and the Annual Regulatory Modernization Bill.

To maintain momentum on strengthening Canada’s regulatory systems, Budget 2021 proposes to provide up to $6.1 million over two years, starting in 2021-22, to renew the External Advisory Committee on Regulatory Competitiveness and to continue targeted regulatory reviews.

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4.5 Building Infrastructure to Boost Trade

Canada is a trading nation. The free and efficient flow of goods, services, and people, internationally and between provinces and territories, is critical to our prosperity. In order for Canadian businesses to grow and for the Canadian economy to be a part of the global recovery from the COVID-19 recession, trade with international partners needs to be open, efficient, and fair.

Budget 2021 proposes investments in physical and digital infrastructure and other measures to transform our borders and ensure that trade and travel continue to drive Canada’s economy.

Renewing our National Trade Corridors

To support a robust and quick recovery, Canada needs to address capacity constraints, bottlenecks, and inefficiencies in our own transportation infrastructure. This will support businesses across our supply chains and boost the potential for small and medium-sized businesses in all regions, including rural and remote communities.

The National Trade Corridors Fund is well-positioned to spur private-sector investment in Canada’s transportation system. To reduce barriers to trade, help our businesses grow, create jobs, and ensure our businesses are competitive in the recovery:

Budget 2021 proposes to invest $1.9 billion over four years, starting in 2021-22, to recapitalize the National Trade Corridors Fund. This funding could attract approximately $2.7 billion from private and other public sector partners, resulting in total investments of $4.6 billion. This would spur investments in much-needed enhancements to our roads, rail, and shipping routes, build long-term resilience for the Canadian economy, and support internal trade. It would make Canada’s transportation system more fluid, supporting economic recovery and increasing prosperity across Canada. Alleviating bottlenecks and congestion will also reduce greenhouse gas emissions in Canada.

-	Of this total funding, 15 per cent would be dedicated to building and improving transportation networks in Canada’s North. Investments will bring growth and jobs to northern communities, and help more of our resources and goods get to markets in faster, cleaner, more cost- efficient ways.

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Investments Made Through the National Trade Corridors Fund

Since its inception in 2017, the National Trade Corridors Fund has invested in transportation infrastructure across Canada, for example:

●    Western Canada: Projects in the Lower Mainland of British Columbia, including new overpasses, upgrades to existing rail tracks, and expansion of port terminals, to improve the flow of passenger and freight traffic.

●    Eastern Canada: Projects at the Port of Montreal, including construction of new roads and the development of an intelligent communications network, to increase the port’s capacity and optimize its rail network.

●    Northern Canada: Improvement of the Mackenzie Valley Highway between Yellowknife and the Arctic Ocean to ensure reliable, year-round road access to isolated communities and support the economic development of the region’s mineral-rich resources.

Modernizing Travel and Trade at Our Borders

The safe and timely flow of people and goods across our borders is integral to Canada’s economic recovery. In the years ahead, a modern border should facilitate seamless and safe travel and trade, while protecting Canada from public health and security threats.

Budget 2021 proposes to provide $656.1 million over five years, beginning in 2021-22, and $123.8 million ongoing, to the Canada Border Services Agency (CBSA) to modernize our borders. Funding will transform the border experience for travellers through touchless and automated interactions, enhance CBSA’s ability to detect contraband, and help protect the integrity of our border infrastructure. Funding will also support three Canadian preclearance pilots in the United Sates that would enable customs and immigration inspections to be completed before goods and travellers enter Canada.

These initiatives will help preserve the security and integrity of Canada’s borders while expediting the flow of legitimate travel and trade.

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Strengthening Canada’s Trade Remedy System

Maintaining a robust trade remedy system will ensure Canadian businesses can fully participate in the economic recovery and mitigate the impacts of unfairly traded imports.

Budget 2021 announces the government’s intention to launch public consultations on measures to strengthen Canada’s trade remedy system and to improve access for workers and small and medium-sized enterprises (SMEs). This may result in proposed amendments to the Special Import Measures Act and the Canadian International Trade Tribunal Act.

Administration of Trade Controls

The government has been taking steps to bolster its system of trade controls to ensure that Canada effectively manages the cross-border flow of sensitive goods. This includes strengthening Canada’s oversight of the movement of prohibited firearms and arms exports. It also includes additional monitoring and controls for imports of certain steel and aluminum products and supply-managed goods to better monitor trade flows.

Budget 2021 proposes to provide $38.2 million over five years, starting in 2021–22, and $7.9 million per year ongoing, to Global Affairs Canada, as additional resourcing to support Canada’s trade controls regime.

Better Supports for Exporters

Export Development Canada (EDC) helps Canadian companies of all sizes compete and succeed in the global marketplace. EDC recognizes its responsibility to uphold Canadian values and human rights when doing business.

Budget 2021 announces the government’s intention to work with Export Development Canada to enhance supports to small and medium-sized exporters and to strengthen human rights considerations in export supports. The government may propose amendments to the Export Development Act.

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4.6 Investing in World-leading Research and Innovation

A plan for a long-term recovery must look to challenges and opportunities that lie ahead in the years and decades to come. It must be led by a growth strategy that builds on the unique competitive advantages of the Canadian economy, and make sure that Canada is well-positioned to meet the demands of the next century. This work begins with innovation.

To drive growth and create good, well-paying jobs, entrepreneurs and businesses need to be able to translate Canada’s world-class leadership in research into innovative products and services for Canadians, and for the world.

These investments will help cement Canada’s position as a world leader in research and innovation, building a global brand that will attract talent and capital for years to come.

Supporting Innovation and Industrial Transformation

Since its launch in 2017, the Strategic Innovation Fund has been helping businesses invest, grow, and innovate in Canada. Through its efforts to help businesses make the investments they need to succeed, the fund is well-placed to support growth and the creation of good jobs across the Canadian economy—both now and in the future.

Budget 2021 proposes to provide the Strategic Innovation Fund with an incremental $7.2 billion over seven years on a cash basis, starting in 2021-22, and $511.4 million ongoing. This funding will be directed as follows:

-	$2.2 billion over seven years, and $511.4 million ongoing to support innovative projects across the economy—including in the life sciences, automotive, aerospace, and agriculture sectors.

-	$5 billion over seven years to increase funding for the Strategic Innovation Fund’s Net Zero Accelerator, as detailed in Chapter 5. Through the Net Zero Accelerator the fund would scale up its support for projects that will help decarbonize heavy industry, support clean technologies and help meaningfully accelerate domestic greenhouse gas emissions reductions by 2030.

The funding proposed in Budget 2021 will build on the Strategic Innovation Fund’s existing resources, including the $3 billion over five years announced in December 2020 for the Net Zero Accelerator. With this additional support, the Strategic Innovation Fund will target investments in important areas of future growth over the coming years to advance multiple strategic objectives for the Canadian economy:

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●	$1.75 billion in support over seven years would be targeted toward aerospace in recognition of the longer-lasting impacts to this sector following COVID-19. This is in addition to the $250 million Aerospace Regional Recovery Initiative, outlined in section 4.2, providing a combined support of $2 billion to help this innovative sector recover and grow out of the crisis.

●	$1 billion of support over seven years would be targeted toward growing Canada’s life sciences and bio-manufacturing sector, restoring capabilities that have been lost and supporting the innovative Canadian firms and jobs in this sector. This is an important component of Canada’s plan to build domestic resilience and improve long-term pandemic preparedness proposed in Chapter 1, providing a combined $2.2 billion over seven years.

●	$8 billion over seven years for the Net Zero Accelerator to support projects that will help reduce Canada’s greenhouse gas emissions by expediting decarbonization projects, scaling-up clean technology, and accelerating Canada’s industrial transformation. More details are in Chapter 5.

Strategic Innovation Fund Support	Strategic Objective

●    Invest $8 billion through the Net Zero Accelerator

●    Target $1.75 billion to the aerospace sector

●    Target $1 billion to the bio- manufacturing and life sciences sector

●    Leverage all other resources to target strategic investments in innovative and dynamic projects, including in traditional areas of Canadian strength.

●    Help achieve net-zero greenhouse gas emissions by 2050 and support economic transformation

●    Support sector recovery and sustainable growth

●    Build domestic resilience and improve long-term pandemic preparedness

●    Promote growth and the creation of good jobs across the Canadian economy

It is important that the Strategic Innovation Fund has the right tools to support businesses across Canada. To this end, the government will explore potential opportunities to add new investment structures to the Strategic Innovation Fund’s toolkit.

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Renewing the Pan-Canadian Artificial Intelligence Strategy

Artificial intelligence is one of the greatest technological transformations of our age. Canada has communities of research, homegrown talent, and a diverse ecosystem of start-ups and scale-ups. But these Canadian innovators need investment in order to ensure our economy takes advantage of the enormous growth opportunities ahead in this sector. By leveraging our position of strength, we can also ensure that Canadian values are embedded across widely used, global platforms.

Budget 2021 proposes to provide up to $443.8 million over ten years, starting in 2021-22, in support of the Pan-Canadian Artificial Intelligence Strategy, including:

-	$185 million over five years, starting in 2021-22, to support the commercialization of artificial intelligence innovations and research in Canada.

-	$162.2 million over ten years, starting in 2021-22, to help retain and attract top academic talent across Canada—including in Alberta, British Columbia, Ontario, and Quebec. This programming will be delivered by the Canadian Institute for Advanced Research.

-	$48 million over five years, starting in 2021-22, for the Canadian Institute for Advanced Research to renew and enhance its research, training, and knowledge mobilization programs.

-	$40 million over five years, starting in 2022-23, to provide dedicated computing capacity for researchers at the national artificial intelligence institutes in Edmonton, Toronto, and Montréal.

-	$8.6 million over five years, starting in 2021-22, to advance the development and adoption of standards related to artificial intelligence.

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Launching a National Quantum Strategy

Quantum technology is at the very leading edge of science and innovation today, with enormous potential for commercialization. This emerging field will transform how we develop and design everything from life-saving drugs to next generation batteries, and Canadian scientists and entrepreneurs are well-positioned to take advantage of these opportunities. But they need investments to be competitive in this fast growing global market.

Budget 2021 proposes to provide $360 million over seven years, starting in 2021-22, to launch a National Quantum Strategy. The strategy will amplify Canada’s significant strength in quantum research; grow our quantum-ready technologies, companies, and talent; and solidify Canada’s global leadership in this area. This funding will also establish a secretariat at the Department of Innovation, Science and Economic Development to coordinate this work.

The government will provide further details on the rollout of the strategy in the coming months.

Revitalizing the Canadian Photonics Fabrication Centre

Canada is a world leader in photonics, the technology of generating and harnessing the power of light. This is the science behind fibre optics, advanced semi-conductors, and other cutting-edge technologies, and there is a strong history of Canadian companies bringing this expertise to the world. The National Research Council’s Canadian Photonics Fabrication Centre supplies photonics research, testing, prototyping, and pilot-scale manufacturing services to academics and large, small and medium-sized photonics businesses in Canada. But its aging facility puts this critical research and development at risk.

Budget 2021 proposes to provide $90 million over five years on a cash basis, starting in 2021-22, to the National Research Council to retool and modernize the Canadian Photonics Fabrication Centre. This would allow the centre to continue helping Canadian researchers and companies grow and support highly skilled jobs.

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Launching a Pan-Canadian Genomics Strategy

Genomics research is developing cutting-edge therapeutics and is helping Canada track and fight COVID-19. Canada was an early mover in advancing genomics science and is now a global leader in the field. A national approach to support genomics research can lead to breakthroughs that have real world applications. There is an opportunity to improve Canadians’ health and well-being while also creating good jobs and economic growth. Leveraging and commercializing this advantage will give Canadian companies, researchers, and workers a competitive edge in this growing field.

Budget 2021 proposes to provide $400 million over six years, starting in 2021-22, in support of a Pan-Canadian Genomics Strategy. This funding would provide $136.7 million over five years, starting in 2022-23, for mission-driven programming delivered by Genome Canada to kick-start the new Strategy and complement the government’s existing genomics research and innovation programming.

Further investments to grow Canada’s strengths in genomics under the Strategy will be announced in the future.

Conducting Clinical Trials

Canadian scientists are among the best in the world at conducting high-quality clinical trials. Clinical trials lead to the development of new scientifically proven treatments and cures, and improved health outcomes for Canadians. They also create good jobs in the health research sector, including the pharmaceutical sector, and support the creation of new companies, drugs, medical devices, and other health products.

Budget 2021 proposes to provide $250 million over three years, starting in 2021-22, to the Canadian Institutes of Health Research to implement a new Clinical Trials Fund.

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Supporting the Innovation Superclusters Initiative

Since it was launched in 2017, the Innovation Superclusters Initiative has helped Canada build successful innovation ecosystems in important areas of the economy. Drawing on the strength and breadth of their networks, the superclusters were able to quickly pivot their operations and played an important role in Canada’s COVID-19 response. For example, the Digital Technology Supercluster allocated resources to projects that used digital technologies and artificial intelligence to help facilitate faster, more accurate diagnosis, treatment, and care of COVID-19 patients.

To help ensure those superclusters that made emergency investments to support Canada’s COVID-19 response and others can continue supporting innovative Canadian projects:

Budget 2021 proposes to provide $60 million over two years, starting in 2021-22, to the Innovation Superclusters Initiative.

Promoting Canadian Intellectual Property

As the most highly educated country in the OECD, Canada is full of innovative and entrepreneurial people with great ideas. Those ideas are valuable intellectual property that are the seeds of huge growth opportunities. Building on the National Intellectual Property Strategy announced in Budget 2018, the government proposes to further support Canadian innovators, start-ups, and technology-intensive businesses. Budget 2021 proposes:

$90 million, over two years, starting in 2022-23, to create ElevateIP, a program to help accelerators and incubators provide start-ups with access to expert intellectual property services.

$75 million over three years, starting in 2021-22, for the National Research Council’s Industrial Research Assistance Program to provide high-growth client firms with access to expert intellectual property services.

These direct investments would be complemented by a Strategic Intellectual Property Program Review that will be launched. It is intended as a broad assessment of intellectual property provisions in Canada’s innovation and science programming, from basic research to near-commercial projects. This work will make sure Canada and Canadians fully benefit from innovations and intellectual property.

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Capitalizing on Space-based Earth Observation

Earth observation satellites support critical services that Canadians rely on. They provide reliable weather forecasts, support military and transport logistics, help us monitor and fight climate change, and support innovation across sectors, including energy and agriculture. They also create high-quality jobs in Canada and the government will continue to explore opportunities to support Canadian capacity, innovation, and jobs in this sector. To maintain Canada’s capacity to collect and use important data from these satellites, Budget 2021 proposes to provide:

$80.2 million over eleven years, starting in 2021-22, with $14.9 million in remaining amortization and $6.2 million per year ongoing, to Natural Resources Canada and Environment and Climate Change Canada to replace and expand critical but aging ground-based infrastructure to receive satellite data.

$9.9 million over two years, starting in 2021-22, to the Canadian Space Agency to plan for the next generation of Earth observation satellites.

Science and Technology Collaboration with Israeli Firms

Collaborating with global innovation leaders allows Canadian companies to leverage expertise to create new products and services, support good jobs, and reach new export markets.

Budget 2021 proposes to provide additional funding of $10 million over five years, starting in 2021-2022, and $2 million per year ongoing, to expand opportunities for Canadian SMEs to engage in research and development partnerships with Israeli SMEs as part of the Canadian International Innovation Program. This will be sourced from existing Global Affairs Canada resources. The government also intends to implement an enhanced delivery model for this program, including possible legislation.

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4.7 Supporting a Digital Economy

More and more of our lives are happening online—from socializing, to our jobs, to commerce. Recognizing the fundamental shifts underway in our society, the government introduced a new Digital Charter in 2020 that seeks to better protect the privacy, security, and personal data of Canadians, building trust and confidence in the digital economy.

To make sure that Canadian businesses can keep pace with this digital transformation and that they are part of this growth, Budget 2021 includes measures to ensure businesses and workers in every region of the country have access to fast, reliable internet. It also has measures to make sure that the digital economy is fair and well reported on.

A digital economy that serves and protects Canadians and Canadian businesses is vital for long-term growth.

Accelerating Broadband for Everyone

The COVID-19 pandemic has shifted much of our lives online and transformed how we live, work, learn, and do business. This makes it more important than ever that Canadians, including Canadian small businesses in every corner of this country, have access to fast and reliable high-speed internet. Canadians and Canadian businesses in many rural and remote communities who still do not have access to high-speed internet face a barrier to equal participation in the economy. Building on the $6.2 billion the federal government and federal agencies have made available for universal broadband since 2015:

Budget 2021 proposes to provide an additional $1 billion over six years, starting in 2021-22, to the Universal Broadband Fund to support a more rapid rollout of broadband projects in collaboration with provinces and territories and other partners. This would mean thousands more Canadians and small businesses will have faster, more reliable internet connections.

In total, including proposed Budget 2021 funding, $2.75 billion will be made available through the Universal Broadband Fund to support Canadians in rural and remote communities. Recently, the Universal Broadband Fund provided funding to ensure Quebec could launch Operation High Speed, connecting nearly 150,000 Quebecers to high-speed internet. These continuing investments will help Canada accelerate work to reach its goal of 98 per cent of the country having high-speed broadband by 2026 and 100 per cent by 2030.

Helping Canadian Businesses Grow and Succeed	153

Establishing a New Data Commissioner

Digital and data-driven technologies open up new markets for products and services that allow innovative Canadians to create new business opportunities—and high-value jobs. But as the digital and data economy grows, Canadians must be able to trust that their data are protected and being used responsibly.

Budget 2021 proposes to provide $17.6 million over five years, starting in 2021-22, and $3.4 million per year ongoing, to create a Data Commissioner. The Data Commissioner would inform government and business approaches to data-driven issues to help protect people’s personal data and to encourage innovation in the digital marketplace.

Budget 2021 also proposes to provide $8.4 million over five years, starting in 2021-22, and $2.3 million ongoing, to the Standards Council of Canada to continue its work to advance industry-wide data governance standards.

Enhancing Business Condition Data

The government introduced the Canadian Survey of Business Conditions in April 2020 to provide timely measurement of business and economic indicators and better understand changing business conditions. To further this work with partners and enhance the availability of real-time business indicator data:

Budget 2021 proposes to provide up to $5 million over two years, starting in 2021-22, to Statistics Canada to work with partners to enhance the availability of business condition data, better ensuring that the government’s support measures are responsive to the needs of Canadian businesses and entrepreneurs.

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Chapter 4

Helping Canadian Businesses Grow and Succeed

millions of dollars

	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
4.1. Helping Canadians Get Back to Work	0	685	170	160	144	144	1,303
Helping Hard-hit Businesses Hire More Workers	0	595	0	0	0	0	595
Opportunities for Businesses and Young Workers Through Mitacs	0	90	170	160	144	144	708
4.2. Helping SMEs Recover and Grow	0	1,088	1,572	1,477	285	-237	4,184
Helping Small and Medium-sized Businesses Move into the Digital Age	0	424	424	408	408	0	1,663
Helping Businesses Seize New Technological Opportunities	0	26	26	0	0	0	53
Supporting Business Investments	0	615	1,055	985	-145	-265	2,245
Enhancing the Canada Small Business Financing Program	0	1	12	33	49	58	153
Less: Fee Revenues	0	-16	-20	-24	-27	-31	-117
Preparing Canada’s Aerospace Sector for Recovery	0	38	75	75	0	0	188
4.3. Investing In Canada’s Entrepreneurs	0	214	183	203	191	131	921

Helping Canadian Businesses Grow and Succeed	155

	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
Supporting Entrepreneurs, Including Equity Deserving Entrepreneurs	0	20	20	20	20	20	101
Supporting Women Entrepreneurs	0	63	21	36	27	0	147
Supporting Black Entrepreneurs	0	12	12	13	14	0	52
Leveraging Procurement Opportunities	0	13	18	19	18	18	87
Expanding the Industrial Research Assistance Program	0	100	100	100	100	100	500
Investing in Canadian Innovators Through a Renewed Venture Capital Catalyst Initiative	0	1	6	11	7	-12	12
Boosting Canada’s Clean Technology Exports	0	4	4	4	4	4	21
4.4. Making it Easier to do Business in Canada	0	12	25	31	28	28	123
Removing Barriers to Internal Trade	0	5	8	8	0	0	21
A Fair and Competitive Marketplace	0	4	14	23	28	28	96
Maintaining Momentum on Regulatory Modernization	0	3	3	0	0	0	6

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	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
4.5. Building Infrastructure to Boost Trade	0	478	631	801	586	84	2,579
Renewing our National Trade Corridors	0	300	500	600	500	0	1,900
Modernizing Travel and Trade at Our Borders	0	174	126	196	81	79	656
Administration of Trade Controls	0	7	8	8	8	8	38
Less: Funds Previously Provisioned in the Fiscal Framework	0	-3	-3	-3	-3	-3	-15
4.6. Investing in World-leading Research and Innovation	0	923	1,515	2,155	1,006	526	6,125
Supporting Innovation and Industrial Transformation	0	705	1,099	1,704	768	295	4,571
Renewing the Pan-Canadian Artificial Intelligence Strategy	0	45	72	80	84	88	368
Launching a National Quantum Strategy	0	31	49	59	61	54	254
Revitalizing the Canadian Photonics Fabrication Centre	0	2	4	5	6	6	23
Launching a Pan- Canadian Genomics Strategy	0	50	86	105	81	75	398
Conducting Clinical Trials	0	34	97	119	0	0	250
Supporting the Innovation	0	36	24	0	0	0	60

Helping Canadian Businesses Grow and Succeed	157

	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
Superclusters Initiative
Promoting Canadian Intellectual Property	0	15	75	75	0	0	165
Capitalizing on Space-based Earth Observation	0	5	10	6	6	9	36
4.7. Supporting a Digital Economy	0	280	352	135	131	131	1,029
Accelerating Broadband for Everyone	0	272	344	129	126	126	998
Establishing a New Data Commissioner	0	5	5	5	5	5	26
Enhancing Business Condition Data	0	2	2	0	0	0	5
Additional Investments – Helping Canadian Businesses Grow and Succeed	-5	13	17	17	13	13	69
Revitalizing the Canadian Commercial Corporation	0	0	13	13	13	13	52
Emergency Funding (Including Reprofile)	-5	13	0	0	0	0	9
Funding proposed for the Canadian Commercial Corporation would allow it to administer the Canada-US Defence Production Sharing Agreement and help Canadian companies win US defence contracts, grow, and support jobs here at home. $5 million that was allocated for CCC in 2020-21 is being reallocated to 2021-22.
Continuing Motor Vehicle Safety Oversight	0	0	4	4	0	0	8
Funding proposed for Transport Canada to continue core motor vehicle safety oversight activities, which include monitoring and enforcing compliance with the Motor Vehicle Safety Act and its regulations, and developing new regulations to modernize safety oversight.
Chapter 4 - Net Fiscal Impact	-5	3,691	4,465	4,978	2,384	819	16,332

Note: Numbers may not add due to rounding

158	Chapter 4

Chapter 5

A Healthy Environment for a Healthy Economy

Climate change is real.

Wildfires, floods, droughts, and powerful storms are becoming more frequent, more costly, and more dangerous.

COVID-19 has shown us how Canadians have what it takes to come together, to mobilize, and to take action in the face of a crisis. The climate crisis is just as great a challenge.

Our human impact on the environment will have lasting consequences if we fail to come together to take bold and ambitious climate action. Action at home, action on our commute to work, and action in industry and the financial sector.

Around the world, countries and investors realize that climate action is the key to building strong, resilient economies. Fighting climate change, including reaching net-zero, will be a cornerstone of this government’s plan to rebuild the economy, create middle class jobs, and ensure Canadian industry stays competitive on the world stage.

Climate change is the challenge of our times. And it is also one of our greatest opportunities. Canada’s well-educated workforce, energy sector know-how, and trade relationships position us to be a leader in the clean economy of the future. The global recovery from the COVID-19 recession will include seismic investments in a green recovery, and Canada’s plan for strategic, targeted investments will take advantage of this pivot and create opportunities for Canadians in every region of the country.

Climate action creates new opportunities for engineers, scientists, farmers, construction workers, tradespeople, resource workers, energy workers, researchers, and more.

A sustainable, long-term recovery demands that we look far into the horizon and consider the legacy we will leave behind. By investing in climate action now, we can create good middle class jobs today, and create a cleaner and safer future for our children and grandchildren.

Since 2015, we have invested roughly $60 billion toward climate action and clean growth. In 2020, we announced an additional investment of $15 billion for Canada’s strengthened climate plan, along with nearly $15 billion for public transit in February 2021. Canada also has a strong and rising price on carbon, accelerating further action on climate change and transforming our economy.

Building on recent investments, Budget 2021 proposes to provide $17.6 billion towards a green recovery to create jobs, build a clean economy, and fight and protect against climate change.

“When well designed and implemented, green stimulus measures can generate income, create jobs, improve well-being for all and build resilience.”

— OECD, 6 October 2020

5.1 Growing Our Net-zero Economy

Across the world, advanced economies are making investments in a green recovery. Governments and businesses are making bold investments in clean growth.

Canadians and Canadian businesses stand poised to seize the new opportunities for growth and jobs arising as the world builds a greener global economy. Making sure Canada is part of this shift is critical to ensuring good jobs for generations of Canadians.

In the global race for clean solutions, Canada will make bold new investments so that businesses and workers can compete and win.

Accelerating Canada’s Net-zero Transformation Through Innovation

The Net Zero Accelerator, launched in the government’s strengthened climate plan last December, will help build and secure Canada’s clean industrial advantage. By investing in decarbonizing large emitters, transforming key sectors— from steel and aluminium to cement—and accelerating the adoption of clean technology across the economy – for example, the auto and aerospace sectors – the Net Zero Accelerator will spur Canada’s shift to innovative net-zero technologies and attract the large-scale investments needed to meet our goal of net-zero by 2050. It will also help Canadian firms grow and create the jobs of our low-carbon future.

Budget 2021 proposes to provide $5 billion over seven years (cash basis), starting in 2021-22, to the Net Zero Accelerator. Building on the support for the Net Zero Accelerator announced in the strengthened climate plan, this funding would allow the government to provide up to $8 billion of support for projects that will help reduce domestic greenhouse gas emissions across the Canadian economy.

160	Chapter 5

The Net Zero Accelerator works to cut pollution, spur clean technology innovations, attract major investments, create good middle class jobs, and foster development of key supply chains to ensure Canadian industries and workers can use their low-carbon advantage to compete and win. This is an important component of the total investment in the Strategic Innovation Fund proposed in Chapter 4.

Propelling Clean Tech Projects

While the Canadian clean technology sector is a global leader in clean tech innovation (11 companies were named to the Cleantech Group’s 2021 Global Cleantech 100 list, more than any other country after the United States), it lags in commercial scale-up, export and industry adoption. Canadian companies frequently report facing challenges in scaling up in Canada’s small domestic market and accessing sufficient patient growth capital. Transformative clean technology projects, particularly large ones, often require investment at a scale and time horizon outside of the scope of traditional project financing. To support large-scale clean technology projects:

Budget 2021 proposes to make up to $1 billion available on a cash basis, over five years, starting in 2021-22, to help draw in private sector investment for these projects.

These resources would fuel the growth of innovative Canadian companies, create jobs for highly skilled workers, and bring important environmental and climate solutions to the world.

Growing Zero-emission Technology Manufacturing

As more countries commit to achieving net-zero emissions by 2050, the demand for zero-emission technology will only grow. With a highly educated and motivated workforce, Canada is well positioned to take advantage of this opportunity. Strengthening our manufacturing sector and creating good, well-paying jobs is key to growing a resilient, competitive middle class.

To create jobs and support the growth of clean technology manufacturing in Canada:

Budget 2021 proposes to reduce—by 50 per cent—the general corporate and small business income tax rates for businesses that manufacture zero-emission technologies. The reductions would go into effect on January 1, 2022, and would be gradually phased out starting January 1, 2029 and eliminated by January 1, 2032. The Department of Finance Canada will regularly review new technologies that might be eligible, in consultation with Environment and Climate Change Canada, Natural Resources Canada, Sustainable Development Technology Canada, and other key stakeholders across government and industry.

A Healthy Environment for a Healthy Economy	161

These proposed tax rate reductions will enhance Canada’s competitiveness in attracting investment in zero-emission technology manufacturing, while also supporting existing businesses in the sector. This will advance Canada’s economic recovery and help create well-paying jobs for Canadians. It is estimated that this measure will reduce federal revenues by $45 million over five years, starting in 2021-22.

In addition, the government will undertake an analysis to ensure that Canada keeps pace with the U.S. and other jurisdictions in providing the appropriate tax structures and incentives to encourage clean economy businesses to invest, grow, and deploy solutions here in Canada.

Zero-Emission Technologies in Canada

Examples of zero-emission technology manufacturing in Canada:

●  Manufacturing of wind turbines, solar panels, and equipment used in hydroelectric facilities.

●  Manufacturing of geothermal energy systems.

●  Manufacturing of electric cars, busses, trucks, and other vehicles.

●  Manufacturing of batteries and fuel cells for electric vehicles.

●  Production of biofuels from waste materials.

●  Production of green hydrogen.

●  Manufacturing of electric vehicle charging systems.

●  Manufacturing of certain energy storage equipment.

Accelerating Investment in Clean Energy Technologies

In 2018, Canada introduced tax incentives to encourage businesses to invest in clean energy generation and energy efficiency equipment. In particular, this included a time-limited measure allowing businesses to immediately write off the full cost of investments in certain clean energy technologies. To support clean tech jobs, help Canadian companies adopt more clean technologies, and fight climate change:

Budget 2021 proposes to expand the list of eligible equipment to include equipment used in pumped hydroelectric energy storage, renewable fuel production, hydrogen production by electrolysis of water, and hydrogen refueling. Certain existing restrictions related to investments in water-current, wave and tidal energy, active solar heating, and geothermal energy technologies would also be removed.

162	Chapter 5

To ensure this tax incentive remains consistent with the government’s environmental objectives:

Budget 2021 proposes to update the eligibility criteria such that certain fossil-fuelled and low efficiency waste-fuelled electrical generation equipment will no longer be eligible after 2024.

Reforming eligibility for this tax incentive will help reduce pollution and greenhouse gas emissions in Canada. It is estimated that these measures will reduce federal revenues by $142 million over five years starting in 2021-22.

Enhancing Canada’s Supply of Critical Minerals

The electrification of vehicles and use of solar panels is expected to surge in the coming decade. Canada has rich reserves of the critical minerals needed for electric vehicle batteries and solar panels, along with other low-carbon technologies needed to reach net-zero. The resources needed for these technologies create good jobs in regions across the country.

Canada and the U.S. recently agreed to strengthen the Canada-U.S. Joint Action Plan on Critical Minerals Collaboration to target a net-zero industrial transformation, batteries for zero-emissions vehicles, and renewable energy storage. Investing in these resources is essential for our energy security and will ensure Canada is a vital producer in the supply chains of the future.

Budget 2021 proposes to provide $9.6 million over three years, starting in 2021-22, to create a Critical Battery Minerals Centre of Excellence at Natural Resources Canada. The centre would coordinate federal policy and programs on critical minerals, and work with provincial, territorial, and other partners. The centre would also help implement the Canada-U.S. Joint Action Plan.

Budget 2021 proposes to provide $36.8 million over three years, starting in 2021-22, with $10.9 million in remaining amortization, to Natural Resources Canada, for federal research and development to advance critical battery mineral processing and refining expertise.

A Healthy Environment for a Healthy Economy	163

Charging and Fueling Zero-emission Vehicles

Since 2015, there has been a rapid increase in the number of Canadians who own zero-emission vehicles (ZEVs). Since 2016, the government has invested $376.4 million and has initiated work to build nearly 6,000 charging and refueling stations with partners all across the country. While charging ports are now available in more and more places—from shopping centres, to office buildings, to curbside parking—the measurement and pricing of the energy being sold is not always clear to drivers. Just as we know that what is coming out of the pump is a litre of gas, drivers of ZEVs need to have the same level of trust and certainty when they charge up an electric vehicle, or fill up their tank with a next-generation clean fuel, such as hydrogen. To provide consistency and transparency to drivers and help Canadians reduce carbon emissions:

Budget 2021 proposes to provide $56.1 million over five years, starting in 2021-22, with $16.3 million in remaining amortization and $13 million per year ongoing, to Measurement Canada to develop and implement, in coordination with international partners such as the United States, a set of codes and standards for retail ZEV charging and fueling stations. This would include accreditation and inspection frameworks needed to ensure the standards are adhered to at Canada’s vast network of charging and refueling stations.

This measure would provide regulatory certainty to providers of charging services and facilitate the development of the charging network. It would also give more Canadians confidence to purchase and drive ZEVs.

Federal Clean Electricity Fund

Investing in electricity generated from renewable sources can help to reduce greenhouse gas emissions and stimulate growth in clean power infrastructure. The Government of Canada has set a goal of ensuring 100 per cent of electricity generation for all federal buildings is from clean sources by 2022, where available. Purchasing renewable electricity will stimulate investments in new clean technology and support job creation and Indigenous participation.

To support the Government of Canada’s commitment to power federal buildings with 100 per cent clean electricity by 2022, Budget 2021 proposes to provide $14.9 million over 4 years, starting in 2022-23, with $77.9 million in future years, to Public Services and Procurement Canada for a Federal Clean Electricity Fund to purchase renewable energy certificates for all federal government buildings.

164	Chapter 5

Reducing Transportation and Landfill Emissions

Taken together, the transportation and waste sectors account for nearly 30 per cent of Canada’s greenhouse gas emissions. Light- and heavy-duty vehicles contribute the largest share of transportation emissions, and emissions from gas-powered household equipment are on the rise. In addition, the Canadian landfills release large amounts of methane—a potent greenhouse gas.

To create a healthier environment and support the transition to cleaner transportation and waste management:

Budget 2021 proposes to provide $104.6 million over five years, starting in 2021–22, with $2.8 million in remaining amortization, to Environment and Climate Change Canada to strengthen greenhouse gas emissions regulations for light- and heavy-duty vehicles and off-road residential equipment, establish national methane regulations for large landfills, and undertake additional actions to reduce and better use waste at these sites.

Investing in the Forest-based Bio-economy

The forest industry plays a vital role in many of Canada’s rural communities, and the industry will have an important place in greening our economy. Wood-based innovations are helping drive developments in Canada’s low-carbon economy. They can be used in biofuels, bioplastics, building materials, and other products our economy needs, and replace less sustainable products. Developing and marketing these new biomaterials will help protect good jobs in hundreds of Canadian communities. To support the growth of the forest-based bio-economy:

Budget 2021 proposes to provide $54.8 million over two years, starting in 2021-22, to Natural Resources Canada, to enhance the capacity of the Investments in Forest Industry Transformation program, including working with municipalities and community organizations ready for new forest-based economic opportunities.

A Healthy Environment for a Healthy Economy	165

First Federal Green Bond

Capital is increasingly in search of green projects that support innovative businesses and good jobs. This is a rapidly growing new market and the presence of AAA borrowers will help create a more mature market for investors who are looking for a green portfolio, but also need to manage their investment risk. To make sure that Canada is competing for these opportunities, now and in the future:

The government will publish a green bond framework in the coming months in advance of issuing its inaugural federal green bond in 2021-22, with an issuance target of $5 billion, subject to market conditions. This would be the first of many green bond issuances. The framework will provide details on how, through green bonds, investors will have opportunities to finance Canada’s work to fight climate change and protect the environment. Possible projects these green bonds could fund include green infrastructure, clean tech innovations, nature conservation, and other efforts to address climate change and protect our environment.

The Department of Finance Canada will co-lead the development of Canada’s green bond framework with Environment and Climate Change Canada, in co-development with other departments including Natural Resources Canada; Infrastructure Canada; Innovation, Science and Economic Development Canada; Transport Canada; Agriculture and Agri-Food Canada; Public Safety Canada; as well as related Crown corporations.

5.2  Investing in Our Clean Industry Future

Generations of Canadians have worked hard to build a strong energy sector that supports hundreds of thousands of workers and families across the country, and brings power to the world—a legacy of pride and accomplishment. The development of Canada’s energy sector has made significant contributions to clean technologies and materials, across industry, and to our country’s prosperity and high quality of life. These technologies and materials have the potential to transform industry, across sectors.

Nearly 30 per cent of greenhouse gas emissions in Canada are generated by a relatively small number of large industrial facilities across Canada. Decarbonizing these facilities is an economic and environmental opportunity that, if realized, will position Canada as a leader in providing cleaner energy, and clean technology solutions, around the world.

166	Chapter 5

Carbon capture, utilization, and storage (CCUS) and low-carbon fuels represent two pathways to reduce these industrial emissions. Investing in these technologies today is a significant step towards achieving Canada’s climate targets—and a greener, more resilient future for all Canadians.

Carbon Capture, Utilization, and Storage

Fighting climate change, and reaching net-zero, requires Canadians and Canadian industry to reduce the harmful greenhouse gases in the atmosphere in as many ways as possible. CCUS is an important tool for reducing emissions in high emitting sectors. It uses advanced technologies to capture carbon dioxide emissions from fuel combustion, industrial processes, or directly from the air. The captured carbon can then be stored deep underground, or used to create new and innovative products. CCUS is the only currently available technology with the potential to generate negative emissions.

Canada currently captures 4 megatonnes of carbon every year, but we have the technical and geological capacity to capture and store much more. We have the right building blocks in place, including infrastructure such as the Alberta Carbon Trunk Line, and innovative companies like CarbonCure in Nova Scotia, which developed a technology to inject captured carbon into concrete, making

A Healthy Environment for a Healthy Economy	167

it stronger and less polluting. Alberta and Saskatchewan have the greatest near-term potential to become global leaders in CCUS by creating new ‘hubs’ where carbon from high-emitting facilities can be efficiently captured, transported, stored, or used.

Tax Incentive for Carbon Capture, Utilization, and Storage

Canadian innovators and engineers have developed some of the leading global technologies for CCUS technologies that are in demand as more countries take action to fight climate change. The government intends to take significant action to support and accelerate the adoption of these technologies. By providing incentives to adopt CCUS technologies, the proposed measure will be an important element in Canada’s plan to achieve net-zero emissions by 2050. This important new element of Canada’s tax system is also intended to accelerate the growth of new businesses and jobs related to carbon capture.

Budget 2021 proposes to introduce an investment tax credit for capital invested in CCUS projects with the goal of reducing emissions by at least 15 megatonnes of CO2 annually. This measure will come into effect in 2022.

The government will move quickly with a 90-day consultation period with stakeholders on the design of the investment tax credit, after which it will announce more details—including the rate of the incentive. It is not intended that the investment tax credit be available for Enhanced Oil Recovery projects. The government intends to make the credit available for direct air capture projects. The government will be seeking input from all industrial subsectors (e.g. oil sands, refining, cement, fertilizer, power generation, direct air capture, etc.), recognizing that various subsectors face different challenges in adopting CCUS. The tax credit will also support hydrogen production. During the consultation, the government will consider how equivalent tax support could be provided to producers of green hydrogen. The consultation will include key provincial governments, encouraging them to create complementary measures for CCUS projects in their jurisdictions.

Following consultations, the government intends to introduce legislation at the earliest opportunity to implement the investment tax credit.

The government will also analyze how the tax system can be used to further support the commercialization and deployment of breakthrough technologies that may be critical to creating our net-zero future.

168	Chapter 5

Advancing Carbon Capture, Utilization, and Storage Technologies

Canada is a leader in CCUS, with domestic projects that have already captured and stored millions of tonnes of CO2. Building on this Canadian advantage is integral to achieving our net-zero goals. But investment is needed to support research and development that will help to advance the technology, lower its costs, and make sure Canada stays ahead of the curve in the global market for CCUS.

Budget 2021 proposes to provide $319 million over seven years, starting in 2021-22, with $1.5 million in remaining amortization, to Natural Resources Canada to support research, development, and demonstrations that would improve the commercial viability of carbon capture, utilization, and storage technologies.

Taken together, these proposed measures related to CCUS will help Canada achieve net-zero emissions by 2050, and position Canada as a leader in supplying cleaner energy and innovative new technologies around the world.

Cleaner Fuels for a Cleaner Environment

Canadians and Canadian businesses use fuel every day—to get from place to place, to produce goods, and to transport those goods to market. Innovators are finding ways to make the fuels we use cleaner and Canada’s Clean Fuel Standard is expected to reduce our greenhouse gas emissions by more than 20 megatonnes in 2030 and help put us on the path to net-zero emissions by 2050.

To implement and administer the Clean Fuel Standard, Budget 2021 proposes to provide $67.2 million over seven years, starting in 2021-22, with $0.05 million in remaining amortization, to Environment and Climate Change Canada. This standard creates new economic opportunities for Canada’s biofuel producers, including farmers and foresters, who are part of the diverse supply chain for low-carbon fuels. Making this investment now will secure Canada’s future competitiveness in the global transition to a low-carbon economy.

A Healthy Environment for a Healthy Economy	169

Supporting the Production and Use of Clean Fuels

Clean fuels, including hydrogen and biofuels, can help reduce pollution from everyday activities, from heating our homes to commuting. The production of these fuels offers new opportunities for Canada’s energy sector and ensures their hard work and ingenuity are a part of Canada’s economic recovery.

As originally announced on December 11, 2020, Budget 2021 proposes to provide $1.5 billion over five years, starting in 2021-22, with $0.9 million in remaining amortization, to Natural Resources Canada to establish a Clean Fuels Fund to support the production and distribution of low-carbon and zero-emission fuels, including hydrogen and biomass, across Canada, and around the world, as first announced in the government’s strengthened climate plan. The fund would position Canada as a global hydrogen leader and deliver on the Hydrogen Strategy for Canada.

Budget 2021 also proposes to provide $67.4 million over seven years, starting in 2021-22, with $5.6 million in remaining amortization and $10.7 million ongoing, for Measurement Canada to ensure that commercial transactions of low-carbon fuels are measured accurately just as they are for conventional fuels.

These investments will help make sure Canada’s energy sector is a key player in the work to build a clean energy future.

Low-Carbon Fuel Procurement Program

Low-carbon fuels will be necessary as Canada works to achieve net-zero emissions by 2050. The Government of Canada is taking a leadership role to put itself on a 2050 net-zero pathway by committing to buy low-carbon fuels for use in the federal domestic air and marine fleets. By making this commitment now, the government will encourage industry to produce these fuels, creating jobs for Canadians and investing in the clean tech economy.

To support the long-term development of low-emission marine and aviation fuels, Budget 2021 proposes to provide $227.9 million over eight years, starting in 2023-24, to the Treasury Board Secretariat to implement a Low-Carbon Fuel Procurement Program within the Greening Government Fund.

The government will also continue to use and expand federal procurement to support the Greening Government Strategy so that public dollars prioritize the use of lower carbon materials, fuels, and processes.

170	Chapter 5

Supporting a Centre for Innovation and Clean Energy in British Columbia

British Columbians have long been leaders in clean energy innovation and building a more sustainable future. In 2018, the Government of British Columbia released CleanBC, a plan to achieve the province’s target of reducing greenhouse gas emissions by 40 per cent by 2030, based on 2007 levels. As part of the CleanBC plan, British Columbia recently announced that it will help establish a new Centre for Innovation and Clean Energy to coordinate research, development and demonstration of clean technologies, including carbon capture, utilization, and storage, and clean fuels.

The government will, in partnership with the Government of British Columbia, provide up to $35 million to help establish the Centre for Innovation and Clean Energy to advance the scale-up and commercialization of clean technologies in B.C. and across Canada.

Investing in Clean Energy in Northern and Indigenous Communities

Canada’s North is warming at three times the global rate. Indigenous peoples are experiencing its impact on their way of life, which is closely tied to the land and waters. Many communities in the North rely on diesel or other emissions-intensive sources of energy, which not only contribute to climate change but also pollute the air. To help these communities transition to clean energy and make the air cleaner and healthier:

Budget 2021 proposes to invest $40.4 million over three years, starting in 2021-22, to support feasibility and planning of hydroelectricity and grid interconnection projects in the North. This funding could advance projects, such as the Atlin Hydro Expansion Project in Yukon and the Kivalliq Hydro- Fibre Link Project in Nunavut. Projects will provide clean power to northern communities and help reduce emissions from mining projects.

Budget 2021 also proposes to invest $36 million over three years, starting in 2021-22, through the Strategic Partnerships Initiative, to build capacity for local, economically-sustainable clean energy projects in First Nations, Inuit, and Métis communities and support economic development opportunities.

A Healthy Environment for a Healthy Economy	171

The Strategic Partnerships Initiative is a unique federal program that supports Indigenous communities at the early stages of complex large economic opportunities. To date, the federal government has invested more than $136 million in the Strategic Partnerships Initiative, supporting over 50 large-scale initiatives and fostering the creation of more than 200 successful partnerships in various sectors of the economy such as clean energy, tourism, and fisheries. These efforts have benefitted over 400 Indigenous communities and organizations across the country.

Additional work is happening across the country to further our commitments to clean energy, including the Atlantic Loop.

5.3 Advancing Canada’s Climate Plan

In December 2020, the government released its strengthened climate plan, A Healthy Environment and a Healthy Economy. Building on the Pan-Canadian Framework on Clean Growth and Climate Change, the plan laid out $15 billion in new investments to ensure Canada will exceed its 2030 greenhouse gas reduction target.

Chart 5.1

Projected Canadian GHG Emissions in 2030

Projected GHG Emissions
900
800
700
600
500
400
300
200
100
0
815
+12%
2005 GHG Emission Level: 730 Mt
588
-19%
503
-31%
-36%
468
2030 Trajectory in 2015
2030 Trajectory after Measures Announced in Pan-Canadian Framework on Clean Growth and Climate Change
2030 Trajectory after Measures Announced in A Healthy Environment and a Healthy Economy
2030 Trajectory after Budget 2021 Measures and Additional Action Including Continued Alignment with U.S.

Source: Environment and Climate Change Canada modelling as well as Environment and Climate Change Canada and Finance Canada calculations. ¬

In February, the government announced nearly $15 billion for public transit projects, which will support new subway extensions and help electrify transit fleets with zero-emission vehicles.

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Canada has a clear climate plan—including one of the most stringent carbon pollution pricing approaches in the world—and we must do more. Set to announce a new, more ambitious 2030 climate target in the coming days, through Budget 2021 the government proposes $17.6 billion in additional investments towards a green recovery to create well-paying middle class jobs, build a clean economy, and fight and protect against climate change.

The investments made in Budget 2021, along with other action including strengthened alignment with the United States to further cut pollution from transportation and methane emissions, mean that Canada is now positioned to reduce emissions by about 36 per cent below 2005 levels by 2030. The government will continue to work with domestic and international partners and stakeholders to take climate action, building Canadian prosperity on our journey to net-zero emissions by 2050.

Steering Canada’s Strengthened Climate Plan

Since 2015, the government has set an ambitious climate agenda. In 2020, it strengthened its climate plan and introduced the Canadian Net-Zero Emissions Accountability Act to legislate Canada’s goal of net-zero emissions by 2050. To support the government’s work to fight climate change and chart a course for a prosperous clean growth future:

Budget 2021 proposes to provide $94.4 million over five years, starting in 2021-22, to Environment and Climate Change Canada to increase domestic and international capacity and action to address climate change, enhance clean tech policy capacity, including in support of the Clean Growth Hub, and to fund reporting requirements under the Canadian Net-Zero Emissions Accountability Act.

Returning the Proceeds from the Price on Pollution

It is no longer free to pollute in Canada. That has been the case since 2019 and it was recently reaffirmed by the Supreme Court of Canada.

Provincial and territorial governments have the option to introduce their own pollution pricing system, if that system meets the federal standard. For jurisdictions that choose not to, a federal backstop system applies—as is currently the case in Alberta, Saskatchewan, Manitoba, and Ontario.

All direct proceeds are returned to Canadians and their communities, with approximately 90 per cent going directly to people through their Climate Action Incentive payment so more money goes back into the pockets of families, while they help reduce pollution and protect our environment. In fact, the majority of families receive more money back through the Climate Action Incentive than they pay into the federal system.

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Budget 2021 proposes to change the delivery of Climate Action Incentive payments from a refundable credit claimed annually on personal income tax returns to quarterly payments made through the benefit system starting in 2022. This will deliver Canadians’ Climate Action Incentive payments on a more regular basis. Further details will be announced later in 2021.

The other approximately 10 per cent has been returned back to communities, such as through small businesses, schools, and Indigenous communities in those provinces. The government will continue to return all federal proceeds from the price on pollution back to Canadian families and their communities to help them make cleaner choices and protect the environment for future generations.

Support for Farmers

Recognizing that many farmers use natural gas and propane in their operations:

Budget 2021 announces the government’s intention to return a portion of the proceeds from the price on pollution directly to farmers in backstop jurisdictions (currently Alberta, Saskatchewan, Manitoba, and Ontario), beginning in 2021-22. It is estimated farmers would receive $100 million in the first year. Returns in future years will be based on proceeds from the price on pollution collected in the prior fiscal year, and are expected to increase as the price on pollution rises. Further details will be announced later in 2021 by the Minister of Finance.

Budget 2021 also proposes to ensure the recently expanded $165.5 million Agricultural Clean Technology program will prioritize $50 million for the purchase of more efficient grain dryers for farmers across Canada.

These initiatives will help farmers transition to lower-carbon, more fuel-efficient ways of farming.

Agricultural Climate Solutions

Farmers are major players in Canada’s fight against climate change. The agricultural sector has the potential to scale up climate solutions, many of which are already underway across the country. Building on Canada’s climate action programs for farmers—including the $185 million Agricultural Climate Solutions program, and the $165 million Agricultural Clean Technology Program—Budget 2021 proposes to:

Provide an additional $200 million over two years, starting in 2021-22, to launch immediate, on-farm climate action under the Agricultural Climate Solutions program. This will target projects accelerating emission reductions by improving nitrogen management, increasing adoption of cover cropping, and normalizing rotational grazing.

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Allocate $60 million over the next two years, from the Nature Smart Climate Solutions Fund to target the protection of existing wetlands and trees on farms, including through a reverse auction pilot program.

Allocate $10 million over the next two years, from the Agricultural Clean Technology Program toward powering farms with clean energy and moving off diesel.

Integrating Climate into Federal Decisions

The government is an important player in Canada’s work to reach to net-zero emissions by 2050. Government decisions must consider climate mitigation and adaptation in a rigorous, consistent, and measurable manner.

Budget 2021 proposes to provide $36.2 million over five years, starting in 2021-22, to Environment and Climate Change Canada to develop and apply a climate lens that ensures climate considerations are integrated throughout federal government decision-making. This includes resources to increase economic and emissions modelling capacity.

Strengthening Public Climate-related Disclosures

In order to ensure a stable and predictable transition to a low-carbon economy, markets, insurers, policy makers, and the public require standardized information about the climate-related risks and opportunities organizations face.

The Task Force on Climate-related Financial Disclosures has helped governments, central banks, public companies, financial institutions, and other organizations with consistent and comparable voluntary international disclosure standards. To give more clarity to the markets as technology advances, regulations evolve, and consumer behaviours change in the face of climate change:

The government will engage with provinces and territories, with the objective of making climate disclosures, consistent with the Task Force on Climate-related Financial Disclosures, part of regular disclosure practices for a broad spectrum of the Canadian economy.

Canada’s Crown corporations will demonstrate climate leadership by adopting the Task Force on Climate-related Financial Disclosures standards, or according to, more rigorous, acceptable standards as applicable to the public sector at time of disclosure, as an element of their corporate reporting.

-	Canada’s large Crown corporations (entities with over $1 billion in assets) will report on their climate-related financial risks for their financial years, starting in calendar year 2022 at the latest.

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-	Crown corporations with less than $1 billion in assets will be expected to start reporting on their climate-related financial risks for their financial years beginning in calendar year 2024 at the latest, or provide justification as to why climate risks do not have material impact on their operations.

In addition, recognizing the importance of nature, the Government of Canada is joining the Task Force on Nature-related Financial Disclosures. The Task Force is developing a framework for corporations and financial institutions to assess, manage, and report on dependencies and impacts on nature.

Furthermore, in order to make sure that Crown corporations are transparent about the issues that matter to Canadians, Budget 2021 is announcing that Crown corporations will be required to implement gender and diversity reporting, starting in 2022.

Border Carbon Adjustments

Border carbon adjustments make sure that regulations on a price on carbon pollution apply fairly between trading partners. If a different price on pollution is levied at source, the difference is accordingly applied on imports and exports between countries. This levels the playing field, ensures competitiveness, and protects our shared environment. An important part of advancing this work is ensuring a common understanding of border carbon adjustments and hearing views from interested Canadians, as well as working with Canada’s international partners.

The government intends to launch a consultation process on border carbon adjustments in the coming weeks. This consultation process will begin in the summer with targeted discussions, including with provinces and territories, importers, and exporters—especially those who deal in emissions-intensive goods. The broader public will be engaged this fall. Throughout this process, the government intends to continue its international engagement with like-minded partners.

5.4 Building Green Homes and Communities

The energy used to heat and cool buildings accounts for 13 per cent of Canada’s emissions. Helping make our homes and other buildings in our communities more energy efficient not only lowers our emissions, it lowers our energy bills, too.

It is important to enhance Canada’s supply and production of the materials we need to build and power highly efficient and low-emitting homes and communities.

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Investments in upgrading our buildings will also create good, local jobs, including for tradespeople and skilled workers.

Building greener communities can support a clean economy and create new economic opportunities and good middle class jobs across the country.

Lower Home Energy Bills Through Interest-free Loans for Retrofits

Climate action starts at home, and deep home energy retrofits can have a big effect on emissions reduction. Whether people replace drafty windows, improve insulation to keep homes warm in winter and cool in summer, or install heat pumps, deep retrofits will help Canadians make their homes more energy efficient and can also help to better protect their homes from climate risks.

Examples of deep retrofits to make our homes greener

●   Replacing oil furnaces or low-efficiency systems with a high efficiency furnace, air source heat pump, or geothermal heat pump.

●   Better wall or basement insulation and/or wall or roof panels.

●   Installing a high-efficiency water heater or on-site renewable energy like solar panels.

●   Replacing drafty windows and doors.

These retrofits also make our homes more comfortable, reduce our energy bills, and create good middle class jobs, especially for skilled workers and tradespeople. Furthermore, it can also help spur clean growth by developing an industry for energy efficient retrofits, including the development of a Canadian supply chain for high-efficiency home renovation products.

The 2020 Fall Economic Statement put forward a program to provide Canadians with one million free energy audits and up to 700,000 grants, valued at up to $5,000, to complete energy efficient home improvements. To help homeowners and build on these measures:

Budget 2021 proposes to provide $4.4 billion on a cash basis ($778.7 million on an accrual basis over five years, starting in 2021-22, with $414.1 million in future years) to the Canada Mortgage and Housing Corporation (CMHC) to help homeowners complete deep home retrofits through interest-free loans worth up to $40,000. Loans would be available to homeowners and landlords who undertake retrofits identified through an authorized EnerGuide energy assessment. In combination with available grants announced in the Fall Economic Statement, this would help eligible participants make deeper, more costly retrofits that have the biggest impact in reducing a home’s environmental footprint and energy bills. This program will also include a

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dedicated stream of funding to support low-income homeowners and rental properties serving low-income renters including cooperatives and not-for-profit owned housing.

The program would be available by summer 2021. It would be easily accessible through straightforward online tools, and is expected to help build Canadian supply chains for energy efficient products. It is estimated that more than 200,000 households would take advantage of this opportunity.

5.5 Adapting to Climate Change for a More Resilient Future

Climate-related disasters, such as flooding, wildfires, sea-level rise, coastal erosion, and permafrost degradation, are becoming more frequent and severe. These disasters have significant negative impacts on public safety, human health, and the economy. They can also result in costly damage to our communities.

Budget 2021 proposes a number of measures to better understand and prepare for climate-related disasters and to mitigate their impact. These measures would help make our communities safer and more resilient to a changing climate.

Strengthening Climate Resiliency

Climate change’s impacts—flooding, coastal erosion, permafrost thaw, and more—put Canada’s infrastructure at significant risk. This poses a threat to Canadians’ health, wealth, and safety. Climate-related disasters can result in billions of dollars in disruptions, damages, and recovery costs. To ensure Canada’s resilience in the face of climate change:

Budget 2021 proposes to provide $1.4 billion over 12 years, starting in 2021-22, to Infrastructure Canada to top up the Disaster Mitigation and Adaptation Fund, to support projects such as wildfire mitigation activities, rehabilitation of storm water systems, and restoration of wetlands and shorelines.

-	Of this, $670 million would be dedicated to new, small-scale projects between $1 million and $20 million in eligible costs. In addition, 10 per cent of the total funding envelope would be dedicated to Indigenous recipients to benefit each distinctions-based group. Together, this would support projects that help small, rural, remote, northern, and Indigenous communities adapt to climate change impacts.

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In addition, Budget 2021 proposes to invest $11.7 million over five years, starting in 2021-22, through Infrastructure Canada to renew the Standards to Support Resilience in Infrastructure Program, so that the Standards Council of Canada can continue updating standards and guidance in priority areas such as flood mapping and building in the North. This would help communities to plan and build roads, buildings, and other infrastructure that is more durable and resilient to a changing climate.

Keeping Canadians Safer from Floods

Communities across Canada now face once-in-a century floods every few years due to climate change. These devastating deluges are damaging homes, businesses, and infrastructure. In fact, floods are Canada’s most costly natural disaster, causing over $1 billion in direct damage annually. To make our communities safer and more resilient:

Budget 2021 proposes to provide $63.8 million over three years, starting in 2021-22, to Natural Resources Canada, Environment and Climate Change Canada, and Public Safety Canada to work with provinces and territories to complete flood maps for higher-risk areas.

Improving Wildfire Resilience and Preparedness

Climate change is causing wildfires to become more frequent and more severe across Canada, threatening our health, economies, and wildlife. To improve our resilience to wildfires, make our communities safer, and adapt to climate change:

Budget 2021 proposes to provide $100.6 million over five years, starting in 2021-22, with $4.7 million in remaining amortization, to the Parks Canada Agency to enhance wildfire preparedness in Canada’s National Parks.

Budget 2021 proposes to provide $28.7 million over five years, starting in 2021-22, with $0.6 million in remaining amortization, to Natural Resources Canada to support increased mapping of areas in Northern Canada at risk of wildfires. This funding would also enhance the capacity of the Canadian Interagency Forest Fire Centre, which is jointly funded in partnership with provinces and territories.

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Supporting Provincial and Territorial Disaster Response and Recovery

As climate change causes increased and catastrophic flooding, droughts, wildfires, and other natural disasters, public finances at the provincial and territorial level are steadily more strained. In the event of a large scale natural disaster, the federal Disaster Financial Assistance Arrangements provide provinces and territories with the financial assistance they need to deliver the response and recovery services. To ensure provinces and territories have the capacity to keep people safe from the threats climate change poses:

Budget 2021 proposes to provide $1.9 billion over five years, on a cash basis, starting in 2021–22, to Public Safety Canada to support provincial and territorial disaster response and recovery efforts.

Addressing Climate Change in Yukon

Climate change threatens the safety and resilience of northern infrastructure, ecosystems, and traditional ways of life. To help Yukon adapt to the impacts of climate change:

Budget 2021 proposes to provide $25 million, in 2021-22, to the Government of Yukon to support its climate change priorities, in collaboration with Crown-Indigenous Relations and Northern Affairs Canada and Environment and Climate Change Canada.

Preserving the HMS Erebus and HMS Terror

The wrecks of HMS Erebus and HMS Terror, from the legendary and ill-fated Franklin Expedition of 1845, were discovered near Gjoa Haven, Nunavut, in 2014 and 2016, respectively. Inuit co-manage the wrecks with Parks Canada. They are some of the best-preserved wooden wrecks in the world. They contain clues that can help us unravel one of the world’s greatest maritime mysteries. But reduced ice cover and increased sea swells caused by climate change are accelerating the deterioration of the HMS Erebus. To conserve and protect these historical treasures:

Budget 2021 proposes to provide $15 million over three years, starting in 2021-22, to accelerate archeological and conservation work of these artifacts of international importance.

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5.6  Protecting Nature

Canada is home to a quarter of the Earth’s wetlands and boreal forests, 20 per cent of its fresh water, the longest coastline in the world, and a fifth of the world’s remaining wilderness. We steward precious habitats for birds, fish, and animals. But many of the natural spaces and species we love are under threat from human activity and climate change.

Action is needed to conserve nature, address biodiversity loss, and protect our species at risk. Protected nature is also a critical part of Canada’s plan to fight climate change. Healthy forests and oceans can absorb and store carbon. We must also take action to address plastic pollution in our water.

Budget 2021 will make sure Canada reaches its goal of conserving 25 per cent of our lands and oceans by 2025, and create good jobs in the green economy along the way.

Historic Investments in Canada’s Natural Legacy

From farming, to fishing, to forestry, to tourism, millions of jobs rely on our nature. Investment in conservation is also an economic opportunity.

The Economic Challenges of the Global Biodiversity Crisis

Globally, nature is declining at unprecedented rates in human history—and the rate of species extinctions is accelerating. A 2019 report by the United Nations found that up to one million species are threatened with extinction globally. Furthermore, it found that 75 per cent of land-based environments, and 66 per cent of marine environments, have been altered by human actions.

There is a growing consensus that economies need to be aware of their dependence and impact on nature. The World Economic Forum ranks biodiversity loss as one of the top five risks to the global economy, one that could have “irreversible consequences for the environment, humankind, and economic activity, and a permanent destruction of natural capital, as a result of species extinction and/or reduction.”

Sources: UN Report: Nature’s Dangerous Decline ‘Unprecedented’; Species Extinction Rates ‘Accelerating’ (2019); World Economic Forum Global Report (2020); Intergovernmental Science-Policy Platform on Biodiversity and Ecosystem Services Global Assessment Report on Biodiversity and Ecosystem Services (2019).

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To address the biodiversity crisis, fight climate change, and protect and create jobs:

Budget 2021 proposes to provide $2.3 billion over five years, starting in 2021-22, with $100.5 million in remaining amortization, to Environment and Climate Change Canada, Parks Canada, and the Department of Fisheries and Oceans to:

-	Conserve up to 1 million square kilometers more land and inland waters to achieve Canada’s 25 per cent protected area by 2025 target, including through national wildlife areas, and Indigenous Protected and Conserved Areas.

-	Create thousands of jobs in nature conservation and management.

-	Accelerate new provincial and territorial protected areas.

-	Support Indigenous Guardians.

-	Take action to prevent priority species at imminent risk of disappearing, including through partnerships with Indigenous peoples.

Taken together with funding provided for the Nature Legacy Initiative announced in Budget 2018, this represents the largest investment in nature conservation in Canada’s history.

Natural Infrastructure Fund

When people think of infrastructure, they often think of built infrastructure— bridges, roads, or buildings. But natural infrastructure is also a critical part of making our communities livable. Local parks, green spaces, and waterfronts are our natural infrastructure. Natural infrastructure is the natural spaces and wildlife crossings that support conservation and biodiversity, and provides the wetlands and marshes that help prevent flash floods.

Budget 2021 proposes to provide $200 million over three years, starting in 2021-22, to Infrastructure Canada to establish a Natural Infrastructure Fund to support natural and hybrid infrastructure projects. This would help to improve well-being, mitigate the impacts of climate change, and prevent costly natural events.

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Natural Infrastructure Strategies in Canada

According to a report by the Greenbelt Foundation, investing in natural areas and reducing reliance on built infrastructure can help municipalities save money and mitigate the impacts of climate change. Cities across Canada are taking advantage of this opportunity and are investing in natural infrastructure, see examples below:

●    The City of Toronto’s Ravine Strategy aims to protect, manage, and enhance the ecological services and recreational opportunities provided by an urban ravine network spanning more than 300 kilometres. The strategy focuses on ravine areas with high levels of existing use and where the surrounding neighbourhoods have limited access to public or private greenspace.

●    The City of Vancouver’s Rain City Strategy uses natural solutions, such as absorbent landscaping, tree trenches, and green roofs, to prevent urban flooding and improve water quality. The strategy also aims to manage rainwater runoff from 40 per cent of impervious areas by 2050, and capture and clean 90 per cent of the city’s average annual rainfall.

●    The City of Winnipeg’s Parks Strategy aims to connect people with nature, value ecological systems, promote active and outdoor living, and enhance accessibility for persons with disabilities to parks and natural spaces.

●    The City of Saskatoon’s Green Strategy aims to provide a sustainable habitat for people and nature by building up urban forests, improving ecosystem health, enhancing resiliency to natural disasters, connecting people with nature, promoting active and outdoor living, and enhancing accessibility for persons with disabilities to parks and natural spaces.

●    The City of Halifax’s Green Network Plan promotes the sustainable use of ecologically important green space, and enhances the use of land suited for outdoor recreation.

●    The City of Montreal’s Vision 2030 Strategic Plan prioritizes nature in the city, putting biodiversity, green spaces, and the management and development of natural riverside and aquatic heritage at the heart of decision-making. The plan aims to ensure that everyone has access to local parks, and includes planting trees and plants in neighbourhoods and along the riverbanks in order to protect biodiversity.

Sources: Greenbelt Foundation Occasional Papers (2019), “Investing in the Future: The Economic Case for Natural Infrastructure in Ontario” (PDF); City of Toronto (2017), Toronto Ravine Strategy (PDF); City of Vancouver (2019), “Rain City Strategy: A green rainwater infrastructure and rainwater management initiative” (PDF); City of Winnipeg (2021), Winnipeg Parks Strategy (draft) (PDF); City of Saskatoon (2021), Green Strategy; City of Halifax (2018), Green Network Plan (PDF); City of Montréal (2020), Montréal 2030: Citywide Strategic Plan (PDF).

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Conserving Canada’s Oceans

Canada’s coastline is the longest of any country in the world and the government is committed to protecting 25 per cent of its marine and coastal areas by 2025, working towards 30 per cent by 2030. In addition to being home for whales, fish, and other marine life, oceans play a critical role in capturing carbon in the atmosphere.

Canada’s marine and coastal areas also support numerous jobs, livelihoods, and communities. The blue economy in Canada contributed $36.1 billion in gross domestic product in 2018 and accounts for close to 300,000 jobs.

To help meet our conservation targets, protect against loss of marine habitat, and address the challenges of biodiversity loss and climate change:

Budget 2021 proposes to provide $976.8 million over five years, starting in 2021–22, with $80.0 million in remaining amortization, to help Canada reach its 25 per cent by 2025 target to protect the health of our oceans, commercial fishing stocks, and Canadians’ quality of life, especially in coastal communities.

Reducing Ocean Plastics that Threaten Marine Life

“Ghost gear” is commercial fishing gear that has been abandoned, lost, or discarded and is estimated to be up to 70 per cent of the plastic waste, by weight, in our oceans. It is one of the deadliest forms of marine litter around the world, pollutes our waters and coasts, endangers global fishing stocks, and poses navigation hazards. Since 2019, Canada has demonstrated international leadership in efforts to clean up ghost gear. To continue work to reduce plastic waste in our oceans:

Budget 2021 proposes a $10 million increase, in 2021-22, to the Sustainable Fisheries Solutions and Retrieval Support Program, the ”Ghost Gear Fund” at Fisheries and Oceans Canada, to assist projects that retrieve ghost gear, dispose of fishing related plastic waste, test new fishing technology, and support international efforts to decrease ghost gear. The program also contributes to job creation.

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Preserving Wild Pacific Salmon

Since the early 1990s, Pacific salmon stocks have declined by up to 93 per cent. Wild Pacific salmon are facing threats from climate change, contaminants, and changes in land and water use. The protection and recovery of wild Pacific salmon stocks is a priority for the federal government. Action is needed to protect and recover this iconic species—for thousands of workers in rural and coastal communities, and hundreds of First Nations communities in British Columbia and Yukon that fish salmon for food, social, and ceremonial reasons. Building on previous investments of $246.3 million to enable salmon passage in the Fraser River following the Big Bar landslide:

Budget 2021 proposes to provide $647.1 million over five years, starting in 2021-22, with $98.9 million in remaining amortization to Fisheries and Oceans Canada to:

-	Stabilize and conserve wild Pacific salmon populations, including through investment in research, new hatchery facilities, and habitat restoration.

-	Create a Pacific Salmon Secretariat and Restoration Centre of Expertise.

■	Improve management of commercial and recreational fisheries.

-	Double the British Columbia Salmon Restoration and Innovation Fund with an additional $100 million.

-	Further engage with First Nations and fish harvesters.

Sustainable Aquaculture Management

An updated approach to aquaculture is essential to ensure operations are sustainable, and that marine ecosystems and wild fish populations—in particular wild salmon and other species facing risk to recovery—are protected.

To help position Canada as a leader in innovative and sustainable aquaculture while protecting and rebuilding wild fish stocks, and building on the $55.5 million recently provided to the Sustainable Aquaculture Program:

Budget 2021 proposes to provide $20 million over two years to Fisheries and Oceans Canada to expand engagement with the Province of British Columbia, Indigenous communities, industry, scientists, and other stakeholders. This consultation would inform the development of a responsible plan to transition from open net-pen salmon farming in coastal British Columbia waters by 2025.

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In addition, Budget 2021 also proposes to invest $3 million over two years to pilot area based management approaches to planning, management, and monitoring of aquaculture activities in priority areas on the B.C. coast— leading the way in developing aquaculture practices that are economically, environmentally, and socially sustainable.

Developing the Canada Water Agency

The Prairie Farm Rehabilitation Administration was created in 1935 when farmers were facing a period of long, severe drought. For nearly 75 years it assisted Western Canadian farmers, supporting water conservation and irrigation projects. Its closure in 2009 created a gap as Canada lost an important tool to manage its waters. Since then, water management has become a broader issue connected to climate change, conservation, and the health of Canadians. To fill this gap and begin work towards the launch of a new Canada Water Agency that would keep our water safe, clean, and well managed:

Budget 2021 proposes to provide $17.4 million over two years, starting in 2021-22, to Environment and Climate Change Canada to support work with the provinces, territories, Indigenous peoples, and key stakeholders on the scope of the agency’s mandate, including identifying opportunities to build and support more resilient water and irrigation infrastructure. The agency would be headquartered outside the National Capital Region.

Better Understanding Our Environment

The government is committed to building a robust foundation of data to better understand the impacts of climate change and protect our diverse ecosystems. To increase our knowledge of Canada’s environment, ecosystems, and species, and their relationship to local communities, the government plans to undertake Canada’s first-ever Census of the Environment.

Budget 2021 proposes to provide $25.6 million over five years, starting in 2021-22, and $5.8 million per year ongoing to Statistics Canada, and $1.9 million over five years, starting in 2021-22, and $0.3 million per year ongoing to Environment and Climate Change Canada to create a Census of the Environment to help monitor environmental trends and better inform decision-making.

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Support for the Polar Continental Shelf Program

For over 50 years, the Polar Continental Shelf Program has enabled research across Canada’s Arctic. Scientific interest in this important ecosystem has increased in recent years, as has the cost of basic supplies and logistical infrastructure.

Budget 2021 proposes to provide $25.4 million over three years, starting in 2021-22, with $5.7 million in remaining amortization, to Natural Resources Canada to support pan-Arctic scientific research through the Polar Continental Shelf Program. These activities would also enhance employment and training opportunities for Indigenous people and northerners.

Continuing Canada’s Chemicals Management Regime

The Chemicals Management Plan was created in 2006 to assess chemicals used in Canada and take action on those found to be harmful. To renew the Chemicals Management Plan and continue to protect Canadians and the environment from exposure to chemicals that can be harmful:

Budget 2021 proposes to provide $476.7 million over five years, starting in 2021-22, with $0.9 million in remaining amortization, to Environment and Climate Change Canada, Health Canada, and the Public Health Agency of Canada.

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Chapter 5

A Healthy Environment for a Healthy Economy

millions of dollars

	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
5.1. Growing our Net-zero Economy	0	80	171	147	136	146	678
Propelling Clean Tech Projects	0	19	58	58	58	58	250
Growing Zero-emission Technology Manufacturing	0	1	10	10	10	15	46
Accelerating Investment in Clean Energy Technologies	0	14	22	30	34	42	142
Enhancing Canada’s Supply of Critical Minerals	0	11	19	17	0	0	46
Charging and Fueling Zero-emission Vehicles	0	4	12	14	13	13	56
Federal Clean Electricity Fund	0	0	1	5	5	5	15
Reducing Transportation and Landfill Emissions	0	19	22	21	22	21	105
Less: Funds Sourced From Existing Departmental Resources	0	-7	-7	-7	-7	-7	-37
Investing in the Forest-based Bio-economy	0	20	35	0	0	0	55
5.2. Investing in our Clean Energy Future	0	133	452	470	463	425	1,943
Advancing Carbon Capture, Utilization, and Storage Technologies	0	20	50	50	50	50	220
Tax Incentive for Carbon Capture, Utilization, and Storage		Final costing pending consultation
Cleaner Fuels for a Cleaner Environment	0	10	10	10	10	10	48
Less: Funds Sourced From Existing Departmental Resources	0	-4	-4	-4	-3	-3	-20

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	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
Supporting the Production and Use of Clean Fuels[1]	0	82	372	378	376	338	1,546
Low-Carbon Fuel Procurement Program	0	0	0	11	31	31	73
Supporting the CleanBC Centre for Innovation and Clean Energy	0	1	6	9	11	9	35
Less: Funds Sourced From Existing Departmental Resources	0	-1	-6	-9	-11	-9	-35
Investing in Clean Energy in Northern and Indigenous Communities	0	25	25	25	0	0	76
5.3. Advancing Canada’s Climate Plan	0	115	119	20	20	20	295
Steering Canada’s Strengthened Climate Plan	0	19	19	19	19	19	94
Less: Funds Sourced From Existing Departmental Resources	0	-7	-7	-7	-7	-7	-34
Agricultural Climate Solutions	0	100	100	0	0	0	200
Integrating Climate into Federal Decisions	0	5	7	8	8	8	36
Less: Funds Sourced From Existing Departmental Resources	0	-2	0	0	0	0	-2
5.4. Building Green Homes and Communities	0	90	131	221	163	174	779
Lowering Home Energy Bills through Interest-free Loans for Retrofits	0	90	131	221	163	174	779
5.5. Adapting to Climate Change for a More Resilient Future	0	62	77	145	186	303	774
Strengthening Climate Resiliency	0	5	33	100	169	287	593

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	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
Keeping Canadians Safer from Floods	0	16	24	24	0	0	64
Improving Wildfire Resilience and Preparedness	0	22	26	27	27	27	129
Less: Funds Sourced From Existing Departmental Resources	0	-11	-11	-11	-11	-11	-53
Supporting Provincial and Territorial Disaster Response and Recovery	0	0	0	0	0	0	0
Addressing Climate Change in Yukon	0	25	0	0	0	0	25
HMS Erebus and HMS Terror	0	5	5	5	0	0	15
5.6. Protecting Nature	0	605	868	985	869	807	4,133
Historic Investments in Canada’s Natural Legacy	0	457	542	544	480	473	2,497
Less: Funds Sourced From Existing Departmental Resources	0	-153	-224	-3	-3	-3	-386
Conserving Canada’s Oceans	0	158	290	196	243	199	1,086
Less: Funds Sourced From Existing Departmental Resources	0	-32	-30	-16	-16	-16	-109
Reducing Ocean Plastics that Threaten Marine Life	0	10	0	0	0	0	10
Preserving Wild Pacific Salmon	0	35	158	149	158	147	647
Sustainable Aquaculture Management	0	12	12	0	0	0	23
Developing the Canada Water Agency	0	9	8	0	0	0	17
Better Understanding Our Environment	0	4	5	6	6	6	27
Support for the Polar Continental Shelf Program	0	7	9	9	0	0	25
Continuing Canada’s Chemicals Management Regime	0	159	159	159	0	0	477

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	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
Less: Funds Sourced From Existing Departmental Resources	0	-61	-61	-61	0	0	-182
Additional Investments – A Healthy Environment for a Healthy Economy	0	90	47	9	1	1	149
Replacing Lost Revenue at Parks Canada due to COVID-19	0	72	0	0	0	0	72

Funding proposed for the Parks Canada Agency to continue to replace future lost visitor revenues due to closures and restrictions at national parks, national marine conservation areas, and national historic sites as a result of COVID-19 restrictions.

Continuing to Protect Canada’s Oceans	0	2	0	0	0	0	2

Funding proposed for Fisheries and Oceans Canada to support the Canadian Coast Guard Auxiliary Chapter in the Arctic and the Indigenous Community Boat Volunteer Pilot Program, which helps Indigenous coastal communities in the Arctic purchase boats and water safety equipment. These programs improve the safety of oceans and waterways by ensuring communities can effectively respond to marine emergencies.

Lake of the Woods	0	2	0	0	0	0	2

Funding proposed for Environment and Climate Change Canada to maintain research and monitoring activities and to develop phosphorus pollution reduction targets in Lake of the Woods, located between Ontario and Manitoba. This will allow the federal government to continue its efforts to address toxic algae in the Lake.

Renewing the Clean Growth Hub and Clean Technology Data Strategy	0	8	8	8	0	0	24

Funding proposed for Innovation, Science and Economic Development and Natural Resources Canada to renew Canada’s single source window to streamline client services and improve federal program coordination and reporting on clean technology results across government. Funding proposed to also enable continued generation and dissemination of data necessary to understanding how the Canadian clean technology sector is being affected by the cumulative impact of clean growth initiatives and global circumstances.

Interim Capital Asset Program Capacity Funding for Parks Canada	0	0	35	0	0	0	35
Funding proposed for the Parks Canada Agency to maintain its internal capacity to manage its capital assets.
Learning to Camp	0	3	3	3	3	3	13
Less: Funds Sourced From Existing Departmental Resources	0	-1	-1	-1	-1	-1	-7
Funding proposed for the Parks Canada Agency to continue an expanded Learn to Camp program to provide Canadians with the skills and experience needed to fully enjoy the great Canadian outdoors.

A Healthy Environment for a Healthy Economy	191

	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
Continuing Ballast Water Management	0	2	2	0	0	0	5

Funding proposed for Transport Canada to continue the Canadian Ballast Water Program, which is responsible for administering and enforcing ballast water regulations. The program helps protect Canada’s marine environments from potentially invasive aquatic species. Funding will also support the introduction of new ballast water regulations.

Continuing Tanker Safety Inspections	0	3	0	0	0	0	3

Funding proposed for Transport Canada to continue the Tanker Safety Inspection Program, which inspects every foreign tanker vessel on its first arrival at a Canadian port and annually thereafter. The program helps protect Canadian marine environments against hazardous material spills or leaks.

Chapter 5 - Net Fiscal Impact	0	1,175	1,865	1,997	1,837	1,877	8,750

Note: Numbers may not add due to rounding

1 Announced in December 2020.

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Chapter 6

Strengthening the Cities and Communities We Call Home

Strong and resilient cities, towns, and communities are the backbone of a strong economy and a growing middle class.

Cities, towns, and communities have been hard-hit by COVID-19. High infection rates have put many under public health restrictions for over a year.

As Canadians begin the work of building back better together, the government has a plan to develop more prosperous, inclusive, healthy, and vibrant communities across Canada. This includes investing in economic development in every corner of the country, supporting sectors like tourism, arts, and culture that have been disproportionately affected by lockdowns and travel restrictions, and working with provincial, territorial, and municipal governments to address longstanding challenges that predate the pandemic, such as affordable housing and aging infrastructure.

6.1 A Place to Call Home

High housing costs, especially in urban centres, continue to place middle class and low-income Canadians under huge financial pressure. For some, high housing costs have become a barrier to pursuing promising opportunities in a new community. Housing unaffordability can even lead to homelessness. As of 2018, more than 1.6 million Canadian households live in core housing need.

Combined with some constraints on housing inventory caused by COVID-19, the low interest rate environment has contributed to a recent surge in housing prices in a number of communities. It is more urgent than ever that the government take action to make housing more affordable.

The government is taking action on several fronts to alleviate this pressure, including proposing a tax on underused housing to support investments in housing affordability (Chapter 10), investments in public transit that will help local governments unlock more housing supply (section 6.4), and historic investments in early learning and child care to make life more affordable for young families (Chapter 3). It is also investing to build greener homes and boost Canadian supply chains (Chapter 5).

In addition, earlier this month, the Superintendent of Financial Institutions restarted consultations on the minimum qualifying rate for uninsured mortgages. This would help to ensure that borrowers are able to make their mortgage payments. Maintaining the health and stability of Canada’s housing market is essential to protecting middle class families and to Canada’s broader economic recovery. Stable housing is critical for communities and for a strong middle class.

That’s why the government has a plan to invest $2.5 billion, and reallocate $1.3 billion in existing funding to speed up the construction, repair, or support of 35,000 affordable housing units. This will help families, young people, low-income Canadians, people experiencing homelessness, and women and children fleeing violence find a safe and affordable place to call home. And the government will ensure these projects meet the energy efficiency requirements set out under the National Housing Strategy, which will reduce their carbon footprints and reduce families’ energy bills.

More Affordable Housing

The COVID-19 recession has widened gaps in Canadians’ access to housing. These gaps, if not addressed, could deepen cleavages in our communities and exacerbate social inequalities. By contrast, investments in affordable housing can act fast to create jobs and prosperity.

Furthermore, investments to make housing more affordable for the most vulnerable, coupled with measures to limit foreign speculation in the housing market, will help ensure that our economic recovery is an inclusive one that helps more people join the middle class. Access to affordable homes will give more Canadians opportunities to find better jobs and create better futures.

After years of inaction, the government restored support for the construction of affordable housing in 2017, recognizing that these are vital investments.

To help Canadians find affordable housing, spur job creation and local economic recovery, alleviate cost pressure in the housing market overall, and grow the middle class:

Budget 2021 proposes to provide an additional $2.5 billion over seven years, starting in 2021-22, to the Canada Mortgage and Housing Corporation, including:

-	An additional $1.5 billion for the Rapid Housing Initiative in 2021-22 to address the urgent housing needs of vulnerable Canadians by providing them with adequate affordable housing in short order. At least 25 per cent of this funding would go towards women-focused housing projects, and units would be constructed within 12 months of when funding is provided to program applicants. Overall, this new funding will add a minimum of 4,500 new affordable units to Canada’s housing supply, building on the 4,700 units already funded in the 2020 Fall Economic Statement through its $1 billion investment.

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-	$600 million over seven years, starting in 2021-22, to renew and expand the Affordable Housing Innovation Fund, which encourages new funding models and innovative building techniques in the affordable housing sector. To date, this program has committed funding to support the creation of over 17,600 units, including more than 16,300 affordable housing units and units for persons with accessibility challenges. This new funding will support the creation of up to 12,700 more units, bringing the total to over 30,000 units.

-	$315.4 million over seven years, starting in 2021-22, through the Canada Housing Benefit, to increase direct financial assistance for low-income women and children fleeing violence to help with their rent payments.

-	$118.2 million over seven years, starting in 2021-22, through the Federal Community Housing Initiative, to support community housing providers that deliver long-term housing to many of our most vulnerable.

In addition to these new investments, Budget 2021 proposes to advance and reallocate $1.3 billion, on a cash basis, of previously announced funding, including:

-	$750 million in funding under the National Housing Co-Investment Fund, which is proposed to be advanced to 2021-22 and 2022-23. This will accelerate the creation of 3,400 new units, and the repair of 13,700 units.

-	$250 million in funding under the National Housing Co-Investment Fund, which will be allocated to support the construction, repair, and operating costs of an estimated 560 units of transitional housing and shelter spaces for women and children fleeing violence. This targeted funding is being reallocated—including advancing $200 million to 2021- 22 and 2022-23—to make sure the government delivers on its commitments, and reinforces the government’s efforts to address gender-based violence, including the measures outlined in the forthcoming National Action Plan to End Gender-Based Violence (more details in Chapter 9).

-	$300 million in funding in 2021-22 and 2022-23 from the Rental Construction Financing Initiative, which will be allocated to support the conversion of vacant commercial property into housing. As the demand for retail and office space has changed due to COVID, some landlords, particularly in major urban cores, are facing higher vacancies. This is an opportunity for property owners and communities to explore converting excess space into rental housing, enhancing the livability and affordability of urban communities. This funding will explore this new approach to development and target the conversion of excess commercial property space into 800 units of market-based rental housing.

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Table 6.1

Units Supported Under Select National Housing Strategy Programs

Select National Housing Strategy Funding Programs	Supported since 2017	Supported through Budget 2021
Rapid Housing Initiative	4,700	4,500
Affordable Housing Innovation Fund	17,600	12,700
National Housing Co-Investment Fund, excluding shelters	12,400 new 65,900 repaired	3,400 new 13,700 repaired
National Housing Co-Investment Fund, shelters	800 new 150 repaired	560
Rental Construction Financing Initiative	24,900	800
Total (new or repaired)	126,450	35,660

Note: Units supported through Budget 2021 under the National Housing Co-Investment Fund and Rental Construction Financing Initiative are not incremental; they represent a reallocation of existing funding, as described above.

The government also recognizes that access to safe and sustainable housing can be particularly challenging in the North.

Budget 2021 proposes to provide $25 million, in 2021-22, to the Government of the Northwest Territories to address housing priorities. Funding will support the construction of 30 new public housing units across the Territory.

Budget 2021 proposes to provide $25 million, in 2021-22, to the Government of Nunavut to support the Territory’s short-term housing and infrastructure needs including priority redevelopment and refurbishment projects resulting in approximately 100 new housing units.

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National Housing Strategy

In 2017, the federal government announced Canada’s first ever National Housing Strategy: a ten-year plan to help improve the affordability, availability, and quality of housing for Canadians.

The strategy prioritizes support for the most vulnerable people in society, including young adults, seniors, Indigenous peoples, those dealing with mental health and addiction issues, and women and children fleeing violence.

At least 25 per cent of National Housing Strategy investments are committed to support projects that specifically target the unique needs of women and their children. The government remains committed to eliminating chronic homelessness.

The Government of Canada is currently on track to deliver over $70 billion by 2027-28 to help more Canadians find a place to call home. This covers a wide range of investments, including:

●    Over $15 billion in joint funding with provinces
and territories directed towards community housing, households in need through the Canada Housing Benefit, and support for provincial and territorial housing priorities related to repair, construction, and affordability.

●    Over $10 billion in support of community and social housing.

●    Nearly $3 billion for Reaching Home: Canada’s Homelessness Strategy.

●    Over $1 billion to improve home ownership options, including through the First-Time Home Buyer Incentive.

●    Over $40 billion to support new construction and repair of affordable housing. As of December 2020, over $11.5 billion of this funding had been committed, which will support the creation of over 58,900 new units and the repair of over 68,000 units.

Of the overall $70 billion in National Housing Strategy funding, over $25 billion has been committed as of December 2020.

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Ending Homelessness

COVID-19 has exacerbated many of the hardships faced by Canadians experiencing homelessness and housing insecurity. Many have had to choose between the harsh cold of the streets or the risk of an outbreak in shelters.

Since 2019, the government has launched more than 1,200 projects to support Canadians experiencing homelessness. Through the pandemic the government has more than doubled funding for Reaching Home: Canada’s Homelessness Strategy. But more work needs to be done if we are to make sure no one in Canada is without a place to call home. Given the progress that has been made, and its commitment to do more, the government is now focused on entirely eliminating chronic homelessness in Canada.

Budget 2021 proposes to provide an additional $567 million over two years, beginning in 2022-23, to Employment and Social Development Canada for Reaching Home. This would maintain the 2021-22 funding levels announced in the Fall Economic Statement in response to the pressures of COVID-19.

Every year, thousands of veterans access emergency shelters. After their service, every veteran deserves a home.

Budget 2021 proposes to provide $45 million over two years, beginning in 2022-23, for Employment and Social Development Canada to pilot a program aimed at reducing veteran homelessness through the provision of rent supplements and wrap-around services for homeless veterans such as counselling, addiction treatment, and help finding a job.

198	Chapter 6

Figure 6.1

Federal National Housing Strategy Initiatives and Investments Committed Before Budget 2021

6.2 Restoring Tourism, Arts, Culture, and Sport

From the Calgary Stampede, to the Stratford Festival, to the Toronto Caribbean Carnival, to Halifax Pride, to Montréal Just for Laughs—the festivals, local cultural celebrations, concerts, exhibits, and live shows that draw us together, tell our stories, and reinforce our cultural diversity have been severely affected by the pandemic.

Restrictions on gatherings likewise mean that we have not been able to play many of the sports we love, watch the talent of our competitive athletes at live events, or take part in the amateur tournaments that many Canadians and their families work so hard towards.

Cultural experiences and sport are central to our well-being and although Canadians have forgone them out of safety, the many workers and organizations in the sector have faced significant difficulties.

The tourism industry has been especially hard hit by the pandemic recession and for some regions of the country, especially Atlantic Canada, the impacts have been significant. Reductions in flights have compounded the impacts.

As part of its plan to support the air sector, the government is committed to supporting the return of regional routes across the country in a way that continues to prioritize the health, safety, and security of all Canadians.

Strengthening the Cities and Communities We Call Home	199

As the public health situation improves, the government expects to see the return of those routes back to the Atlantic provinces, who have worked hard to protect Atlantic Canadians. When the resumption of travel is safe, tourism in New Brunswick, Prince Edward Island, Nova Scotia, and Newfoundland and Labrador will be particularly important to those economies.

Federal emergency support programs have provided support to businesses and workers across the tourism, arts, and culture sectors. To date, businesses and non-profit organizations in these sectors have received an estimated $15.4 billion in support to pay workers through the Canada Emergency Wage Subsidy, support for rent and mortgages through the Canada Emergency Commercial Rent Assistance, the Canada Emergency Rent Subsidy, and Lockdown Support, as well as support for small businesses through the Canada Emergency Business Account.

The government’s plan will support our economic recovery, restoring and creating jobs in these sectors, drawing visitors to towns and cities across the country, and unleashing spending that stimulates local economies.

Revitalizing Tourism

The impact of COVID-19 on workers and businesses in tourism, arts, and culture has been severe.

With the rollout of vaccines underway, businesses in the tourism, arts, and culture sectors are getting ready to welcome Canadians back to experience the great places and activities this country has to offer—when it is safe to do so. Canadians are also eager to return to the local festivals and places they know and love.

To assist the sectors’ recovery, the government proposes to make available a further package of supports, totalling $1 billion over three years, starting in 2021-22.

Major Festivals

Canada’s major festivals not only showcase the best of Canadian culture and talent—they also create thousands of jobs for vendors, technicians, production crews, and more. To support Canada’s world-class arts and cultural festivals that have drawn millions of visitors from all over the world to Canada:

Budget 2021 proposes to invest $200 million through the regional development agencies to support major festivals. This would ensure they can continue to celebrate our artistic excellence and unique character.

198	Chapter 6

Community Festivals and Events

To support Canada’s many local festivals, celebrations, and amateur sport events that draw visitors to our communities:

Budget 2021 proposes to invest $200 million through Canadian Heritage to support local festivals, community cultural events, outdoor theatre performances, heritage celebrations, local museums, amateur sport events, and more.

Helping Visitors Discover Canada

To ensure that Canada is a destination of choice when domestic and international travel is once again safe:

Budget 2021 proposes to provide $100 million to Destination Canada for marketing campaigns to help Canadians and other visitors discover and explore the country.

Support for Local Tourism Businesses

Recognizing the impact COVID-19 has had on tourism businesses and that even as economies open, business and international travel will take time to recover:

Budget 2021 proposes to establish a $500 million Tourism Relief Fund, administered by the regional development agencies. The Fund will support investments by local tourism businesses in adapting their products and services to public health measures and other investments that will help them recover from the pandemic and position themselves for future growth.

These measures would be complemented by other Budget 2021 announcements, such as measures to support safe air travel (see section 1.6 in Chapter 1), and the expansion of the Canada Small Business Financing Program (see section 4.2 in Chapter 4).

Supporting Canada’s Active Recovery

Canadians of all ages have sacrificed time on the field, at the park, and on the ice to keep each other safe. Young Canadians, in particular, have missed out on the chance to learn new skills and make memories with their teammates. Sports and physical activity play a critical role in our mental health and in the social and economic revitalization of our communities. To get Canadians moving again when it is safe to do so:

Budget 2021 proposes to provide $80 million over two years, starting in 2021-22, to Canadian Heritage to remove barriers to participation in sports programming and to help community organizations kick-start local organized sports that are accessible to all.

Strengthening the Cities and Communities We Call Home	201

Supporting Canada’s Arts, Culture, Heritage, and Sport Organizations and Workers

Across Canada, the organizations that host artistic, heritage, and sport events and exhibits have been among the hardest hit during the pandemic, and many Canadian artists and cultural workers have struggled to find work.

Before the pandemic began, an estimated 410,000 Canadians worked in the arts, entertainment, and recreation industries in February 2020, but that number fell drastically throughout the following year (Chart 6.1).

With reduced revenues, many heritage, arts, and sport organizations run the risk of not surviving through to the other side of the pandemic without additional support. In the Fall Economic Statement, the government committed to provide over $180 million in 2021-22 to support artists and live events. This funding builds on the Emergency Support Fund for Cultural, Heritage and Sport Organizations announced in May 2020, approximately $225 million of which was used to support over 6,000 cultural organizations, arts and heritage institutions, music producers, sport organizations, and artists across Canada in 2020-21.

202	Chapter 6

Supporting the Recovery of Arts, Culture, Heritage and Sport Sectors

To promote recovery from the pandemic for heritage, arts, and sport sectors that contribute so much to the cultural life of Canada:

Budget 2021 proposes to provide $300 million over two years, starting in 2021-22, to Canadian Heritage to establish a Recovery Fund for Heritage, Arts, Culture, Heritage and Sport Sectors.

Supporting Performing Arts and Community Events

To support the performing arts festivals and community-based cultural events, celebrations, and commemorations that make our communities stronger:

Budget 2021 proposes to provide $49.6 million over three years, starting in 2021-22, to Canadian Heritage for the Building Communities Through Arts and Heritage Program ($14 million over two years, starting in 2022-23), the Canada Arts Presentation Fund ($16 million over two years, starting in 2022-23), and the Celebration and Commemoration Program ($19.6 million over three years, starting in 2021-22).

Supporting Musicians and Music Venues

To help Canadian musicians, concert venues, producers, and distributors:

Budget 2021 proposes to provide $70 million over three years, starting in 2021-22, to Canadian Heritage for the Canada Music Fund. This includes up to $50 million in 2021-22 to help the live music sector, including music venues, weather the pandemic.

Making Cultural Spaces Safe During COVID-19

To help arts and heritage institutions upgrade their facilities to meet public health guidelines:

Budget 2021 proposes to provide $15 million in 2021-22 to Canadian Heritage for the Canada Cultural Spaces Fund.

Supporting the National Arts Centre

The National Arts Centre (NAC) is Canada’s home for the performing arts. It is the largest bilingual performing arts centre in Canada and nurtures the next generation of artists and audiences. Due to COVID-19, cancelled performances and events have had a major impact on the NAC, resulting in significant revenue loss. The NAC plays a vital role in the career of many performing artists, singer-songwriters, dancers, playwrights, choreographers, actors, and directors from across the country.

Strengthening the Cities and Communities We Call Home	203

Budget 2021 proposes to provide $17.2 million in 2021-22 to the National Arts Centre to address financial pressures caused by COVID-19 and to ensure the NAC will continue to support artists and celebrate Canadian culture.

Budget 2021 also proposes to provide $6 million over two years, starting in 2021-22, to the National Arts Centre to support collaborations with equity deserving groups to help relaunch the performing arts sector.

Supporting Canadian TV and Film Productions through COVID-19

In September 2020, to support Canadian television and film productions interrupted by the pandemic, the government announced a $50 million Short- Term Compensation Fund.

In February 2021, the government extended the fund into 2021-22 and doubled the funding to up to $100 million so that, during the peak spring and summer production period this year, filmmakers and producers have access to this critical backstop that reduces the financial risk productions face amidst ongoing COVID-19 shutdowns.

The fund is administered by Telefilm Canada and will support the resilience of this important $9.3-billion industry and help maintain well over 150,000 jobs for the industry’s artists and workers.

Investing in Telefilm Canada

The shift to digital media is changing the landscape for Canadian film and television production and increasing global competition for online streaming content. To make sure Canadian film tells the story of all of Canada’s diverse peoples and reaches audiences all over the world:

Budget 2021 proposes to provide $105 million over three years, starting in 2021-22, for Telefilm Canada to modernize its current suite of programs to provide better access to a diverse range of creators and producers, support green practices, and respond to increasing digitization in the audiovisual industry.

Encouraging Diverse Voices in Canadian TV and Film

To provide opportunities for equity deserving creators to build skills and experience, and to support greater diversity in top-tier productions:

Budget 2021 proposes to provide $60 million over three years, starting in 2021-22, to the Canada Media Fund to increase support for productions led by people from equity deserving groups working in the Canadian audiovisual industry.

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Support for the Canadian Broadcasting Corporation / Radio-Canada

Like many media organizations, during the pandemic the CBC/Radio-Canada has experienced declining advertising revenues that threaten its capacity to continue delivering public television and radio programs. To support Canada’s public broadcaster, the CBC/Radio-Canada, and ensure it can continue to report local and national news in both official languages:

Budget 2021 proposes to provide $21 million in 2021-22 as immediate operational support to the CBC/Radio-Canada. This funding will ensure its stability during the pandemic and enable it to continue providing news and entertainment programming that keeps Canadians informed.

Support for the Canadian Book Industry

Canada has given the world some of the best stories, told by some of the best authors. Novels about an orphan on PEI, Mennonite towns in Manitoba, young Black immigrants in the Arctic, or life on a reserve in Northern B.C. draw the world into uniquely Canadian landscapes and export our diverse perspectives. Biographies, histories, and non-fiction that critique Canadian society make sure that a faithful record of the Canadian experience is kept.

Canadian book publishers and booksellers make sure Canadian stories get told and shared with the world. With the rise of e-commerce giants, investment is needed to help Canadian books find their way into the hands of readers.

Budget 2021 proposes to provide a total of $39.3 million over two years, starting in 2021-22, to Canadian Heritage to support the Canadian book industry. This includes $32.1 million over two years, starting in 2021-22, to help bookstores increase online sales and $7.2 million in 2021-22 to promote Canada’s book industry at the Frankfurt Book Fair, the world’s largest trade fair for books.

Protecting Canada’s Historic Places

From coast to coast to coast, Canada is home to a rich portfolio of historic places across the country. Canadians expect their governments to protect Canada’s historic places so that they can be enjoyed and preserved for future generations. But currently, there is no legal obligation to protect the heritage value of many of the over 300 federally-owned historic places in Canada.

Strengthening the Cities and Communities We Call Home	205

Budget 2021 proposes to provide $28.7 million over five years, starting in 2021-22, and $5.8 million ongoing, for the Parks Canada Agency to implement new legislation that, if enacted, would provide for a transparent designation framework as well as the sustainable protection of the over 300 federally-owned historic places.

Memorial to the Victims of Communism

Commemorative monuments are built to reflect the values, identity, history, and character of Canada. The Memorial to the Victims of Communism will recognize Canada as a place of refuge for people fleeing injustice and persecution and honour the millions who have suffered under communist regimes. The memorial is currently under construction in Canada’s National Capital Region and needs additional funding in order to be completed.

Budget 2021 proposes to provide $4 million in 2021-22 to Canadian Heritage to support the completion of the Memorial to the Victims of Communism.

6.3 Building Stronger Communities

Canada’s charities, non-profits, social enterprises, and other organizations provide vital services to our communities, including to the most vulnerable members of Canadian society. They work constantly to address hunger, improve socioeconomic outcomes for diverse Canadians, and keep communities connected and informed.

These organizations have provided essential services during the COVID-19 pandemic but they have also faced hardship. The Government of Canada is committed to providing them with temporary support. As we navigate our recovery, we must also bolster Canada’s thriving social sector so that we can build healthy, resilient, and inclusive communities across the country.

Helping Charities, Non-profits, and Social Purpose Organizations Grow

Communities across Canada face complex social, economic, and environmental challenges—many of which have been deepened by the COVID-19 crisis. Thousands of charities, non-profits, co-operatives, and other social purpose organizations are committed to addressing these challenges directly at the community level. During the pandemic, many have seen demand for their services surge while watching their revenues plummet.

The sector employs over 611,000 people, many of whom are women, Black and racialized Canadians, young people, newcomers, and others who have been disproportionately affected by the pandemic. These organizations have

206	Chapter 6

invaluable on-the-ground knowledge of their communities’ needs and provide much-needed community and social support. They are key partners in our work to reopen and rebuild our communities.

Social finance is about mobilizing private capital to bring about public good. To support the growth of social finance in Canada, strengthen our social sector, ensure our most vulnerable can access much-needed services, and help our communities recover more quickly:

The government is proposing to launch planned disbursements of the $755 million Social Finance Fund and deploy up to $220 million over its first two years. It is estimated that the Social Finance Fund could attract up to $1.5 billion in private sector capital to support the development of the social finance market, create thousands of new jobs, and drive positive social change.

To ensure charities, non-profits, and social purpose organizations have the skills and capacity needed to access social finance opportunities:

Budget 2021 proposes to renew the Investment Readiness Program for $50 million over two years, starting in 2021-22. This program supports charities, non-profits, and social purpose organizations in capacity-building activities such as business plan development, expanding products and services, skills development, and hiring.

Supporting Community Service Organizations

A majority of the workers in the charity and non-profit sector are women. This sector has been significantly affected by the pandemic, causing further impacts on the she-cession. The effects have been especially significant for small and rural charities, whose ability to raise funds has been severely impacted even as the pressures for their services have grown.

Recent research from Imagine Canada suggests that as of late 2020, the average charity has reported a revenue decline of 16 per cent. Since the pandemic began, community service non-profit and charitable organizations have struggled to provide the fitness, children’s programs, seniors programs, and community building projects that Canadians rely on. These organizations have not been able to easily adapt and transition to remote work and online programming, which has made it hard for workers and left a gap in our communities, at a time when demand is higher.

Budget 2021 proposes to provide $400 million in 2021-22 to Employment and Social Development Canada to create a temporary Community Services Recovery Fund to help charities and non-profits adapt and modernize so they can better support the economic recovery in our communities.

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Boosting Charitable Spending in Our Communities

Every year, charities are required to spend a minimum amount on their charitable programs or on gifts to qualified donees. This is known as the “disbursement quota” and it ensures that charitable donations are being invested into our communities.

While most charities meet or exceed their disbursement quotas, a gap of at least $1 billion in charitable expenditures in our communities exists today. Furthermore, growth in the investment assets of foundations has increased significantly in recent years. In 2019, charitable foundations held over $85 billion in long-term investments. But grant-making and other charitable activities have not kept pace.

Budget 2021 proposes launching public consultations with charities over the coming months on potentially increasing the disbursement quota and updating the tools at the Canada Revenue Agency’s disposal, beginning in 2022. This could potentially increase support for the charitable sector and those that rely on its services by between $1 billion and $2 billion annually.

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Consulting on a New Canadian Social Bond

Social bonds are an opportunity to connect socially conscious investors with Government of Canada bonds that support social objectives such as reducing homelessness and improving access to high-quality early learning and child care.

Budget 2021 proposes to explore the potential for social bonds to complement the government’s existing debt program. The government intends to include this topic as part of the Debt Management Strategy consultations this fall.

Improving Food Security

At the height of lockdowns last spring, one in seven Canadians experienced food insecurity. Food Banks Canada reported a significant increase in use of food banks, especially among first-time users. The federal government responded quickly, investing nearly $250 million to support local hunger relief initiatives.

Although things have improved, food bank lineups are still long, community food organizations are working long hours, and more than a third of those who rely on food banks are children. In Canada, no one should need to go hungry. To provide continued support to emergency hunger relief organizations:

Budget 2021 proposes to provide $140 million in 2021-22 to top up the Emergency Food Security Fund and Local Food Infrastructure Fund, which would prevent hunger, strengthen food security in our communities, and provide nutritious food to more Canadians.

6.4  Jobs and Growth Through Infrastructure Investments

Public transit, bridges, roads, broadband networks, electricity grids, recreational centres, bike paths, and more are central to the daily life of every Canadian. Infrastructure is what keeps people moving and what keeps our economy growing.

The government has accomplished a great deal in building and renewing Canada’s major infrastructure since 2016. But more needs to be done to build up our communities and ensure our economy has the 21st century infrastructure we need to be competitive.

Budget 2021 lays out the government’s plan to revitalize Canada’s infrastructure, to invest in community priorities, and to build projects that contribute to a clean environment and create good middle class jobs.

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Permanent Public Transit Fund

Reliable and accessible public transit gives people faster, cheaper, and cleaner ways of getting around. Investing in it today will create good middle class jobs, reduce air pollution, help local economies grow, and improve Canadians’ quality of life.

On February 10, 2021, the government announced $14.9 billion over eight years, starting in 2021-22, for public transit projects across Canada. This included new permanent funding of $3 billion per year for communities across Canada, beginning in 2026-27.

This funding will support new subway lines, light-rail transit and streetcars, electric buses, active transportation infrastructure, and improved rural transit, which will create affordable commuting options in communities and reduce Canada’s emissions. It will also provide local governments with the predictable transit funding they need to plan ahead so Canada can keep building more sustainable and livable communities.

Public transit drives productivity, reducing congestion that frees up time for commuters and improves the flow of goods and services through our communities.

Figure 6.2

Public Transit Provides Cross-Cutting Benefits for Communities

1 Toronto Region Board of Trade

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Canada Community-Building Fund

Core infrastructure like roads, bridges, community centres, and water and wastewater plants are the backbone of communities. There is a risk that projects could face delays or even cancellations as local governments across Canada confront the realities of revenue declines due to COVID-19.

To help communities keep infrastructure projects on track, the government tabled legislation on March 25, 2021, that proposes a one-time investment of $2.2 billion to address infrastructure priorities in municipalities and First Nations communities. This funding would be delivered through the federal Gas Tax Fund and would double the federal government’s regular funding for municipalities and First Nations communities in 2020-21. The legislation also proposes to rename the Gas Tax Fund as the Canada Community-Building Fund.

This support would create good local jobs, support municipalities, and build the infrastructure our communities need to thrive and recover.

National Infrastructure Assessment

Twenty-first century energy systems, public buildings, broadband networks, roadways, public transit, and natural spaces all contribute to our long-term economic productivity and prosperity. But smart, resilient public infrastructure projects also require careful planning. To support Canada’s long-term infrastructure planning:

Budget 2021 proposes to provide $22.6 million over four years, starting in 2021-22, to Infrastructure Canada to conduct Canada’s first ever National Infrastructure Assessment. The assessment would help identify needs and priorities for Canada’s built environment.

This measure would improve infrastructure planning and help all orders of government make informed decisions about infrastructure projects that ensure we have stronger, cleaner, more resilient communities.

Next Step Towards High Frequency Rail in the Toronto-Quebec City Corridor

High frequency rail has the potential to transform passenger rail service in the Toronto-Quebec City corridor, offering faster, more reliable service, and helping to encourage the shift to rail from more polluting modes of transportation.

In 2019, the Government of Canada established a Joint Project Office to explore VIA Rail Canada’s high frequency rail project. This effort is critical to making this project a reality for Canadians.

Strengthening the Cities and Communities We Call Home	211

To continue this work, Budget 2021 proposes to provide $4.4 million in 2021- 22 to Transport Canada and VIA Rail Canada to support their work with the Joint Project Office in order to advance due diligence and to de-risk the project.

In addition, Budget 2021 proposes to provide $491.2 million over six years, starting in 2021-22, to VIA Rail Canada for infrastructure investments that would support the overall success of the high frequency rail project. These investments will help reduce bottlenecks, improve fluidity and connectivity, and allow VIA to take an important step towards high frequency rail in the corridor.

Assisting Homeowners Affected by Pyrrhotite

Some homes in certain regions of Quebec have had serious and costly structural problems as a result of the presence of the mineral pyrrhotite in their foundations. In response, the Government of Quebec has provided significant financial support to affected homeowners to replace foundations and undertake other necessary repairs.

To help more homeowners dealing with the consequences of pyrrhotite, the Government of Canada provided $30 million over three years in Budget 2016. Quebec recently announced an additional $25.7 million in its 2021 budget. The Government of Canada recognizes that an additional federal contribution might be needed. The Government of Canada will engage with Quebec to determine the appropriate amount. Details will be provided in the Fall Economic Statement.

Bonaventure Expressway

For nearly 20 years, the City of Montréal has envisioned converting the Bonaventure Expressway into an urban boulevard and restoring public access to the St. Lawrence River. A portion of the expressway is owned by the city and the other by Jacques Cartier and Champlain Bridges Incorporated, a federal Crown corporation. Montréal has already upgraded its portion of the Bonaventure Expressway to increase local green space for pedestrians and cyclists.

Through Budget 2021, the government is announcing its intention to work with the City of Montréal to redevelop the Bonaventure Expressway, including exploring the merits of divesting the federal portion of the Bonaventure Expressway.

Local ownership could provide more flexibility for the city to complete the redevelopment and revitalization of the area.

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Canada’s National Capital Region

The National Capital Region (NCR) is home to some of the most significant cultural and heritage assets in Canada. To ensure that federal assets and related programs in the NCR continue to be safe and accessible for all Canadians:

Budget 2021 proposes to provide $35 million over five years, starting in 2021-22, to the National Capital Commission to support the acquisition and upkeep of federal assets, green infrastructure, and spaces in the National Capital Region.

Interprovincial bridge crossings serve as important connections in the nation’s capital. Building on the work of the long-term integrated interprovincial crossing plan led by the National Capital Commission, a dedicated project office responsible for addressing the need for an additional NCR crossing will be established at Public Services and Procurement Canada, jointly with the National Capital Commission.

Further recognizing the importance of interprovincial transit, and building on the National Capital Commission’s recent feasibility study:

Budget 2021 proposes to create an interprovincial transit project office within the National Capital Commission. The project office will work to study and plan for potential interprovincial tramway connections between Ottawa and Gatineau, in addition to consulting and collaborating with municipal, provincial, and transportation partners.

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6.5 Local and Regi Development

To support recovery and long-term growth, the government is committed to supporting economic development in communities of every size, helping small and medium-sized businesses access financing, and investing in the local infrastructure that helps communities grow.

Supporting Jobs and Growth in All Communities

As Canada builds back better, no community will be left behind. From the outset of the pandemic, regional development agencies have been on the ground across Canada, helping businesses weather the effects of the pandemic. Through the $2 billion Regional Relief and Recovery Fund, they have been providing liquidity to businesses, helping bridge them to the recovery, and preserving more than 125,000 jobs. To ensure businesses in every corner of Canada have the support they need to get through the pandemic and that they are brought along in our economic recovery:

Budget 2021 proposes to provide $700 million over three years, starting in 2021-22, for the regional development agencies to support business financing. This would position local economies for long-term growth by transitioning to a green economy, fostering an inclusive recovery, enhancing competitiveness, and creating jobs in every corner of the country.

Furthermore, the federal government will work to make FedNor a standalone regional development agency and strengthen the economic development of Northern Ontario.

On the Ground: Partnering on Regional Priorities—East Montreal

East Montreal has a long history of industrial activity, and work is underway to revitalize the area for the economy of tomorrow. The area has the potential to be an anchor for innovative research and new and growing businesses.

The government remains supportive of new approaches to foster innovation, help businesses grow, and create new jobs, and will explore how it can potentially partner to best support development opportunities for Canadians in all regions, including in East Montreal.

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Creating a New Regional Development Agency for British Columbia

In recognition of the unique economic realities in British Columbia and across Western Canada, the government committed, in the 2020 Fall Economic Statement, to create a new regional economic development agency for British Columbia with new dedicated funding. This will help businesses and communities in British Columbia continue to grow and create good jobs across the province. It will also ensure Alberta, Saskatchewan, and Manitoba have a dedicated regional development agency that keeps the same level of funding to serve their distinct regional needs, with resources to dedicate to local populations and businesses.

To increase the impact of regional development agencies in Western Canada:

Budget 2021 proposes to create a new agency for British Columbia and to provide $553.1 million over five years, starting in 2021-22, and $110.6 million ongoing, to support the new agency and ensure businesses in B.C. can grow and create good jobs for British Columbians. Existing core program funding from Western Economic Diversification will remain to support the Prairies, making additional support available for businesses in Alberta, Saskatchewan, and Manitoba.

Canada Community Revitalization Fund

Main streets, farmers’ markets, and other gathering places underpin local economies. In many communities, the most vibrant spaces in our communities have laid dormant as Canadians took precautions to stay safe. Recognizing that economic recovery is tightly linked to the vitality of our local communities:

Budget 2021 proposes to provide $500 million over two years, starting in 2021-22, to the regional development agencies for community infrastructure. These projects will stimulate local economies, create jobs, and improve the quality of life for Canadians from coast to coast to coast.

Investing in Small Craft Harbours

From coast to coast to coast, Fisheries and Oceans Canada owns, operates, and maintains a national system of harbours to provide commercial fish harvesters and other small craft harbour users with safe and accessible facilities. Ninety per cent of Canadian seafood goes through small craft harbours and Canada’s fish harvesters depend on these facilities to support their livelihoods.

Many harbours are in need of repair or replacement, and this work can support good middle class jobs in rural and coastal communities.

Strengthening the Cities and Communities We Call Home	215

Budget 2021 proposes to provide $300 million, on a cash basis, over the next two years, to Fisheries and Oceans Canada to repair, renew, and replace small craft harbours. This would support Canadians in the fishing, aquaculture, tourism, environmental, recreational, marine engineering, and construction industries, and strengthen the resilience of rural and coastal communities.

6.6 Rural and Northern Communities

Canada’s vibrant rural and northern communities face unique challenges to their economic growth and resilience. To support these rural communities, Budget 2021 proposes to expand support for farmers and agricultural producers. Additional support is proposed for the North, which faces unique challenges related to food security, climate change, and access to post-secondary education. It also proposes making investments to continue to increase broadband connectivity, as detailed in Chapter 4. These efforts would strengthen economic foundations and support opportunities for Canadians in rural and northern communities from coast to coast to coast.

Extending the Northern Residents Deduction

The remote nature of many northern communities makes travel, even essential travel for school or medical care, unaffordable for many. The Northern Residents Deduction only provides tax relief to those who already receive travel benefits through work. To reduce travel costs for northerners:

Budget 2021 proposes to expand access to the travel component of the Northern Residents Deduction.

-	Northerners without employer-provided travel benefits would be allowed to claim up to $1,200 in eligible travel expenses. This measure would take effect starting with the 2021 tax year.

-	The Minister of Northern Affairs will work with the Minister of Innovation, Science and Industry, who is the Minister responsible for the Competition Bureau, to ensure that these savings are for the benefit of citizens in the North rather than transportation providers.

It is estimated that this measure will reduce federal revenues by $125 million over five years starting in 2021-22.

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Supporting Post-secondary Education in the North

People in Canada’s North face longstanding inequities in education, which puts northern residents at a disadvantage, especially Indigenous peoples. Closing gaps in education improves health and well-being, and spurs economic growth and innovation. Building on investments in Budget 2019 for Yukon College, and to further increase access to quality post-secondary education in Canada’s North:

Budget 2021 proposes to provide $8 million over two years, starting in 2021- 22, to the Government of the Northwest Territories to support the transformation of Aurora College to a polytechnic university. This would help create new opportunities in the Northwest Territories and prepare northerners for good jobs.

Ensuring Food Security in the North

In Canada’s North, food prices can be significantly higher than what the rest of the country pays. Additional factors such as isolation and socioeconomic challenges make northerners particularly vulnerable to food insecurity— vulnerabilities that have been exacerbated by the COVID-19 pandemic.

Budget 2021 proposes to provide $163.4 million over three years, starting in 2021-22, to expand the Nutrition North Canada program and enable the Minister of Northern Affairs to work directly with Indigenous partners, including in Inuit Nunangat, to address food insecurity.

Support for Jobs in the Canadian Wine Sector

The growth of the Canadian wine sector over the last 15 years has been a success story of Canada’s agri-food sector. It has also provided growth opportunities for grape growers and tourism businesses.

Budget 2021 proposes to provide $101 million over two years, starting in 2022-23, to Agriculture and Agri-Food Canada, to implement a program for the wine sector that will support wineries in adapting to ongoing and emerging challenges, in line with Canada’s trade obligations. The government will continue to be there for Canada’s domestic wine industry and the jobs it supports.

Strengthening the Cities and Communities We Call Home	217

Supporting Food Processors Following Ratification of New Trade Agreements

Canada now has trade agreements with two-thirds of the world’s economy. And Canada is the only G7 country to have trade agreements with every other G7 country. This means that Canadian businesses are well-positioned to take full advantage of the global recovery.

Since 2016, $2.7 billion has been made available to compensate eligible dairy, poultry, and egg farmers as a result of CETA and CPTPP. A further $100 million has been provided for dairy processors to adapt to CETA. To date, all import rights created in recent trade agreements have been provisionally allocated to the industry free of charge.

To help processors of all supply-managed agricultural products adapt to CETA and CPTPP, Budget 2021 proposes a further $292.5 million over seven years, starting in 2021-22, for a Processor Investment Fund to support private investment in processing plants.

These investments are in addition to the accelerated compensation announced in the Fall Economic Statement for producers of supply-managed products. The Government of Canada is committed to full and fair compensation with respect to the new NAFTA and it will work with representatives of the supply-managed sectors in determining that compensation.

6.7 Strengthening Canada’s Immigration System

Diversity is our strength, including as a source of our economic strength. Net immigration contributed to half of Canada’s average GDP growth from 2016 to 2019, and nearly three quarters of its growth in 2019.

As our workforce ages, immigration ensures the Canadian economy continues to grow, that we attract more top talent and investment capital, and that we continue to create good jobs. Welcoming immigrants is an important part of Canada’s recovery.

A well-functioning immigration plan also enriches our communities, reunites families, and provides protection to asylum seekers and refugees.

Budget 2021 puts forward proposals that would ensure Canada stays competitive with its international partners and is prepared to take advantage of the resumption and growth in global travel, post-pandemic. The federal government also recognizes that Quebec shares responsibility for immigration and that certain initiatives will not apply to applicants seeking to reside in Quebec.

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Delivering a Modern Immigration Platform

The digital infrastructure that supports Canada’s immigration system must be responsive and sustainable to ensure public confidence and support growing visitor, immigration, and refugee levels. A secure, stable, and flexible enterprise-wide digital platform that protects people’s information will improve application processing and help Canada remain a destination of choice.

Budget 2021 proposes to invest $428.9 million over five years, with $398.5 million in remaining amortization, starting in 2021-22, to develop and deliver an enterprise-wide digital platform that would gradually replace the legacy Global Case Management System. This will enable improved application processing and support for applicants, beginning in 2023.

Enhancing the Temporary Foreign Worker Program

For over 50 years, temporary foreign workers have been coming to Canada to help meet the needs of businesses. Recently, the pandemic has highlighted the critical role that these workers—the vast majority of whom are racialized and precariously employed—play in Canada’s economy, particularly at the farms that feed Canada and the world.

To build on recent actions taken in 2020 to support temporary foreign workers affected by COVID-19, the Government of Canada will continue to protect our most vulnerable and isolated workers, ensuring their health, safety, and quality of life are protected while working in Canada. To this end, Budget 2021 proposes to provide:

$49.5 million over three years, starting in 2021-22, to Employment and Social Development Canada, to support community-based organizations in the provision of migrant worker-centric programs and services, such as on-arrival orientation services and assistance in emergency and at-risk situations, through the new Migrant Worker Support Program.

$54.9 million over three years, starting in 2021-22, to Employment and Social Development Canada and Immigration, Refugees and Citizenship Canada, to increase inspections of employers and ensure temporary foreign workers have appropriate working conditions and wages.

$6.3 million over three years, starting in 2021-22, to Immigration, Refugees and Citizenship Canada, to support faster processing and improved service delivery of open work permits for vulnerable workers, which helps migrant workers in situations of abuse find a new job. The government has zero tolerance for any abuse of workers.

Strengthening the Cities and Communities We Call Home	219

Supporting Racialized Newcomer Women

Many newcomer women face multiple barriers to employment, including language, lack of Canadian experience, and in some cases gender-and race-based discrimination. In Budget 2018, the Government of Canada launched a three-year pilot to support employment-related services for racialized newcomer women, such as networking opportunities, employment counselling, and paid work placements.

Budget 2021 proposes to provide $15 million over two years, starting in 2021-22, to Immigration, Refugees and Citizenship Canada to extend the Racialized Newcomer Women Pilot initiative, which will continue to improve their employment outcomes and career advancement.

Accelerated Pathways to Permanent Residence

Canada’s immigration system is critical to supporting the economic recovery. That is why the Government of Canada recently announced the introduction of time-limited pathways to permanent residence for foreign nationals already in Canada. This includes recent international graduates and workers in essential occupations, such as health care or other critical sectors. These pathways would not only help retain the talent of those already in Canada, but would also recognize the significant contribution to Canada—and personal sacrifice—these workers have made during the pandemic. In Quebec, which shares responsibility for immigration, this initiative will not apply.

Streamlining Express Entry

Canada’s Express Entry system has been in place since 2015. It has a track record of bringing in highly skilled immigrants who succeed in Canada’s economy and society. These newcomers fill needs in our economy that are critical for our growth and create shared prosperity for all. Streamlining Canada’s Express Entry system will allow the government to ensure our immigration system responds to Canada’s growing economic and labour force needs and help Canada reach its 2021-2023 Immigration Levels Plan.

The Government of Canada intends to propose amendments to the Immigration and Refugee Protection Act to provide the Minister of Immigration, Refugees and Citizenship Canada with authority to use Ministerial Instructions to help select those candidates who best meet Canada’s labour market needs from among the growing pool of candidates who wish to become permanent residents through the Express Entry System.

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Chapter 6

Strengthening the Cities and Communities We Call Home

millions of dollars

	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
6.1. A Place to Call Home	0	1,770	730	454	51	51	3,056
More Affordable Housing	0	1,770	421	151	51	51	2,444
Ending Homelessness	0	0	309	303	0	0	612
6.2. Restoring Tourism, Arts, Culture, and Sport	0	898	863	123	6	6	1,896
Revitalizing Tourism	0	425	560	15	0	0	1,000
Supporting Canada’s Active Recovery	0	40	40	0	0	0	80
Supporting Canada’s Arts, Heritage, and Cultural Workers and Institutions	0	241	186	32	0	0	458
Supporting Canadian TV and Film Productions Through COVID-19[1]	0	100	0	0	0	0	100
Investing in Telefilm Canada	0	20	35	50	0	0	105
Encouraging Diverse Voices in Canadian TV and Film	0	20	20	20	0	0	60
Support for the Canadian Broadcasting Corporation / Radio- Canada	0	21	0	0	0	0	21
Support for the Canadian Book Industry	0	23	16	0	0	0	39
Protecting Canada’s Historic Places	0	8	11	10	10	10	50
Less: Funds Sourced From Existing Departmental Resources	0	-4	-4	-4	-4	-4	-22
Memorial to the Victims of Communism	0	4	0	0	0	0	4
6.3. Building Stronger Communities	-17	665	124	49	50	51	921
Helping Charities, Non-profits, and Social Purpose Organizations Grow[2]	0	142	141	66	67	68	483
Less: Funds Previously Provisioned in the Fiscal Framework	-8	-17	-17	-17	-17	-17	-93

Strengthening the Cities and Communities We Call Home	221

	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
Less: Funds Sourced From Existing Departmental Resources	-9	0	0	0	0	0	-9
Supporting Community Service Organizations	0	400	0	0	0	0	400
Improving Food Security	0	140	0	0	0	0	140
6.4. Jobs and Growth through Infrastructure Investments	2,200	350	653	1,087	1,615	2,690	8,595
Permanent Public Transit Fund[1]	0	328	572	954	1,492	2,596	5,941
Canada Community-Building Fund[3]	2,200	0	0	0	0	0	2,200
National Infrastructure Assessment	0	4	6	6	6	0	23
Next Step Towards High Frequency Rail in the Toronto-Quebec City Corridor	0	12	68	120	110	86	396
Canada’s National Capital Region	0	7	7	7	7	7	35
6.5. Local and Regional Development	0	514	497	122	68	68	1,270
Supporting Jobs and Growth in All Communities	0	162	144	54	0	0	361
Creating a New Regional Development Agency for British Columbia	0	64	64	64	64	64	320
Canada Community Revitalization Fund	0	250	250	0	0	0	500
Investing in Small Craft Harbours	0	37	39	4	4	4	89
6.6. Rural and Northern Communities	0	85	142	212	89	87	615
Extending the Northern Residents Deduction	0	26	26	26	26	26	128
Supporting Post-secondary Education in the North	0	5	3	0	0	0	8
Ensuring Food Security in the North	0	53	55	56	0	0	163
Support for Jobs in the Canadian Wine Sector	0	0	35	66	0	0	101
Supporting Food Processors Following Ratification of New Trade Agreements	0	1	24	64	64	64	217

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	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
Less: Funds Previously Provisioned in the Fiscal Framework	0	0	0	0	0	-2	-2
6.7. Strengthening Canada’s Immigration System	0	86	142	131	97	98	555
Delivering a Modern Immigration Platform	0	53	90	90	97	98	429
Enhancing the Temporary Foreign Worker Program	0	29	42	41	0	0	111
Supporting Racialized Newcomer Women	0	4	11	0	0	0	15
Additional Investments – Strengthening the Cities and Communities We Call Home	0	222	115	79	29	15	459
Enhancing Immigration Service and Support	0	25	25	25	0	0	74

Funding proposed for Immigration, Refugees and Citizenship Canada to maintain enhanced capacity and service standards within the Client Support Center – ensuring timely support by phone and email for inquiries related to the suite of services offered by the department, particularly permanent resident applications.

Support for National Museums and the National Battlefields Commission	0	47	6	4	4	4	66

Funding proposed for Canada’s six national museums and the National Battlefields Commission to address financial pressures caused by COVID-19 and program integrity issues. Funding is also proposed for the RCMP Heritage Centre as it begins the process of transitioning to a new national museum, and to support the completion of the National Museum of Science and Technology’s Ingenium Centre. Finally, funding is proposed for the Canadian Museum of History to support the purchase of the collection of Canada’s Sports Hall of Fame.

Enhancing Digital Access to our Heritage	0	5	8	10	0	0	23

Funding proposed for Canadian Heritage’s Museums Assistance Program to support the digitization of information and collections by non-national museums and heritage institutions, which will allow these institutions to create original content such as educational materials, apps or other virtual activities to enhance the visitor experience.

Funding for the National Film Board	0	5	0	0	0	0	5
Funding proposed for the National Film Board to address immediate funding pressures, and ensure that it can continue its production and distribution activities and maintain its capital investments.
Maintaining Temporary Resident Processing Capacity	0	29	0	0	0	0	29

Funding proposed for Immigration, Refugees, and Citizenship Canada and the Canada Border Services Agency to maintain enhanced capacity to serve visitors applying for temporary resident visas and permits.

Strengthening the Cities and Communities We Call Home	223

	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
Granville Island Emergency Relief Fund Extension	0	22	0	0	0	0	22

Funding proposed for the Canada Mortgage and Housing Corporation to extend emergency relief for Granville Island to sustain its operations in 2021-2022. This would allow Granville Island to support its tenants, many of whom are small businesses and non-profit arts and cultural venues, who continue to face significant economic duress from COVID-19.

Continuing the Remote Passenger Rail Program	0	14	14	15	0	0	43

Funding proposed for Transport Canada to continue the Remote Passenger Rail Program, which supports the provision of passenger rail service to certain remote communities with no alternative means of surface transportation.

Continuing Support for Critical Food Inspection	0	20	0	0	0	0	20

Funding proposed for the Canadian Food Inspection Agency to retain inspectors hired in response to COVID-19 related inspection backlogs while pandemic related risks in food processing facilities persist.

Maintaining Daily Shift Inspections	0	16	16	0	0	0	33

Funding proposed for the Canadian Food Inspection Agency to maintain daily shift inspections of meat processing plants to allow Canadian meat processors to continue to export meat to the United States and build consumer confidence in the Canadian meat sector.

Ensuring Food Safety	0	16	16	0	0	0	31

Funding proposed for the Canadian Food Inspection Agency to retain staff that enable the Agency to improve food safety by improving risk and intelligence oversight, conducting offshore preventive activities and improving stakeholder compliance.

Extending Emergency Towing Leases	0	11	28	28	28	15	109
Less: Funds Sourced From Existing Departmental Resources	0	-6	0	0	0	0	-6

Funding proposed for the Canadian Coast Guard to extend emergency towing lease arrangements to provide continued capacity on the West Coast while comprehensive risk assessment work is underway and a National Emergency Towing Strategy is developed.

Supporting Clean Technology Adoption in Fisheries and Aquaculture	0	5	5	0	0	0	10

Funding proposed for Fisheries and Oceans Canada to renew the Fisheries and Aquaculture Clean Technology Adoption Program to assist fish harvesters and aquaculture enterprises to adopt innovative clean technologies.

Chapter 6 - Net Fiscal Impact	2,183	4,577	3,269	2,260	2,008	3,070	17,367

Note: Numbers may not add due to rounding.

1 Announced in February 2021.

2 The Social Finance Fund will continue to operate on a repayable basis, but the funding instrument will be conditionally (rather than unconditionally) repayable contributions. Under accounting rules, conditionally repayable contributions are recognized as they are disbursed, such that the full cash cost is recognized upfront. For the Social Finance Fund, this represents an incremental impact of $559.6 million.

3 Announced in March 2021.

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Chapter 7

A More Equal Canada

COVID-19 highlighted and exacerbated the inequities within our society.

Systemic racism and discrimination are a painful reality for too many people, especially for marginalized groups, including Indigenous, Black, and racialized people, those living with disabilities, and members of the LGBTQ2 communities.

Those who live with disabilities still face many barriers to health care, jobs, and services. And many Canadians require additional support for challenging health issues beyond COVID-19—from substance use, to fair access to sexual and reproductive health, to navigating the complexities of end-of-life care.

When we recover from the COVID-19 pandemic, we must continue bridging the gaps that hold Canada back from reaching its potential. We are at our best when we come together to help one another, as we saw Canadians do countless times during the pandemic.

Budget 2021 outlines the government’s plan to build a healthier, more inclusive, and more equal Canada.

7.1 Fighting Systemic Racism and Empowering Communities

Systemic racism can have devastating consequences for the well-being of Canadians. Violence, harassment, discrimination, exclusion from opportunities, and myriad expressions of unconscious bias deny Canadians their freedoms and fair treatment. A more equitable and inclusive society demands all Canadians come together to address racism in all its forms and make permanent and transformative changes.

In the 2020 Fall Economic Statement, the federal government announced a series of policies and programs to fight against systemic racism and empower racialized communities. These were early steps.

Budget 2021 takes the next steps towards long-term, foundational change. Canada can and will do more to support racialized communities, improve understanding of racial inequities and barriers, build a more diverse and inclusive federal public service, and work with partners to build a more equal and just future.

A More Equal Canada	227

Strengthening the Canadian Race Relations Foundation and Helping Communities Respond to an Increase in Racism

The COVID-19 pandemic has had an unequal impact on Canadians, with the increase in reports of harassment and attacks against Asian Canadians being an especially disturbing trend.

The work to address systemic racism is ongoing and must be done alongside engaged and knowledgeable partners. Their invaluable on-the-ground knowledge, experiences, learned best practices, and networks are crucial in the work to create foundational change. And their efforts can effectively bring Canadians together in the common purpose of building a fairer, safer, and more equal Canada where all are free from discrimination.

The Canadian Race Relations Foundation is a Crown corporation created in 1996, as part of the Japanese Canadian Redress Agreement. The foundation has a quarter century of history working to eliminate racism, reaffirm the principles of justice and equality for all in Canada, and uphold the principles of the Canadian Charter of Rights and Freedoms. Over the past year, the foundation has focused on supporting specific racialized communities impacted by dramatically rising cases of racism. In Vancouver, for example, there has been a 700 per cent increase in reported cases of anti-Asian racism since the pandemic began.

Budget 2021 proposes to provide $11 million over two years, starting in 2021-22, to expand the impact of the Canadian Race Relations Foundation. This investment would allow the Canadian Race Relations Foundation to scale up efforts to empower racialized Canadians and help community groups combat racism in all its forms. This investment will also enable the foundation to facilitate initiatives like the establishment of a national coalition to support Asian Canadian communities, and create a fund to support all racialized communities directly impacted by increasing acts of racism during the pandemic.

All Canadians should feel safe and be free of discrimination. Sadly, certain people are at risk of racially motivated violence, threatening their personal safety and the security of their communities.

Budget 2021 proposes to provide $2 million in 2021-22 to Public Safety Canada to enhance its Communities at Risk: Security Infrastructure Program. This program helps protect communities at risk of hate-motivated crimes, by providing not-for-profit organizations such as places of worship, schools, and community cultural centres with funding to enhance their security infrastructure.

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Supporting Black Canadian Communities

Events over the last year have shone a light on the complex and unique lived realities of Black Canadians. Data show that Canada’s Black population remains one of the most disadvantaged, with a higher prevalence of low-income households, lower employment rates compared to the Canadian average, as well as a much higher likelihood of discriminatory treatment at work.

COVID-19 has only exacerbated these inequities linked to anti-Black racism, and many Black Canadian communities, and the organizations that support them, are increasingly vulnerable to economic hardship.

To continue to support the work of community organizations that empower, advocate for, and lift up Black Canadians:

Budget 2021 proposes to provide $200 million in 2021-22 to Employment and Social Development Canada to establish a new Black-led Philanthropic Endowment Fund. This fund would be led by Black Canadians and would create a sustainable source of funding, including for Black youth and social purpose organizations, and help combat anti-Black racism and improve social and economic outcomes in Black communities.

Budget 2021 proposes to provide $100 million in 2021-22 to the Supporting Black Canadian Communities Initiative at Employment and Social Development Canada.

The Supporting Black Canadian Communities Initiative

The Supporting Black Canadian Communities Initiative is administered by Employment and Social Development Canada. The program supports capacity-building of Black-led non-profit organizations so they can better serve Black Canadian communities.

Organizations that recently received funding include:

●    Black Wellness Cooperative of Nova Scotia (Bedford, NS): This organization provides expertise, knowledge, and training to promote health, wellness, and fitness among the African Nova Scotian and Mi’kmaq communities.

●     Association Francophone de Brooks (Brooks, AB): 90 per cent of the francophone community of Brooks is of African origin. This organization offers activities for young people, community celebrations, and social activities for families in the francophone community of Brooks.

●     Youth Stars Foundation (Montréal, QC): This organization supports vulnerable youth populations, including Black youth, by offering a variety of programs and workshops that use the arts, sports, dance, and music to foster life skills, promote self-esteem, and strengthen interpersonal skills.

A More Equal Canada	229

Mobilizing the reach and expertise of community-based organizations is an important tool for empowering Black communities and confronting systemic economic barriers. It also ensures that federal investments best serve the needs of their communities. New research published by the Network for the Advancement of Black Communities and Carleton University found that Black-led and Black-serving charities receive significantly less grant funding than other charities in Canada.

Better Data for Better Outcomes

For every Canadian to reach their full potential, we need to properly understand the circumstances in which people live and the barriers they face. We cannot improve what we cannot measure.

At present, Canada lacks the detailed statistical data that governments, public institutions, academics, and advocates need in order to take fully informed policy actions and effectively address racial and social inequities. From a detailed understanding of demographic trends to economic and employment data, Statistics Canada has a vital role to play in providing the evidence-based foundation upon which good, effective policies can be built—policies that bring the impacts on marginalized groups into the heart of decision-making.

Journalists and researchers have long worked to tell the stories of where and why disparities in our society exist—whether among racialized groups or the power gap that exists between men and women that leads women’s careers to stall. Better disaggregated data will mean that investigative efforts or research projects like this will have more and better data to analyze.

Budget 2021 proposes to provide $172 million over five years, starting in 2021-22, with $36.3 million ongoing, to Statistics Canada to implement a Disaggregated Data Action Plan that will fill data and knowledge gaps. This funding will support more representative data collection, enhance statistics on diverse populations, and support the government’s, and society’s, efforts to address systemic racism, gender gaps—including the power gaps between men and women—and bring fairness and inclusion considerations into decision making.

Building on other investments in Budget 2021, this provides a combined $250 million over five years to Statistics Canada, ensuring Canada has the data it needs to make evidence-based decisions across priorities including disaggregated data, health, quality of life, the environment, justice, and business and the economy.

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To modernize Canada’s justice system, support evidence-based policies, and ensure accountability within the criminal justice system, the government needs to update and fill gaps in its collection and use of data.

Budget 2021 proposes to provide $6.7 million over five years, starting in 2021-22, and $1.4 million ongoing, to Justice Canada and Statistics Canada to improve the collection and use of disaggregated data. This is part of ongoing efforts to address the overrepresentation of Indigenous peoples and racialized groups in the justice system.

Comprehensive academic research enhances our understanding of the causes of discrimination, the impact of oppression on Canadians and our communities, and strategies to support greater justice, equity, and accountability.

Budget 2021 proposes to provide $12 million over three years, starting in 2021-22, to the Social Sciences and Humanities Research Council to fund academic research into systemic barriers facing diverse groups. This research will help inform actions to address social disparities related to race, gender, and other forms of diversity.

Making the Public Service More Diverse

Canadians should have confidence that their public sector workforce is representative of the communities it serves. In the 2020 Speech from the Throne, the government committed to implementing an action plan to increase diversity in hiring and appointments within the public service.

Budget 2021 proposes amendments to the Public Service Employment Act to affirm the importance of a diverse and inclusive workforce and avoid biases and barriers in hiring.

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7.2 An Economic Recovery that Includes Everyone

As Canada recovers from the COVID-19 pandemic, the Government of Canada is committed to building a more inclusive society that leaves no one behind. This includes providing programs and services that better respond to the unique needs of vulnerable people and improve quality of life for all Canadians.

Increasing Old Age Security for Canadians 75 and Over

During the pandemic, many seniors have faced economic challenges as they took on extra costs to stay safe. Additionally, many seniors are living longer and relying on monthly benefits to afford retirement. After a lifetime of hard work, they deserve a secure and dignified retirement. That is why the government is committed to increasing Old Age Security (OAS) benefits for seniors age 75 and older.

The government plans to implement this commitment in two steps.

Budget 2021 proposes to meet the immediate needs of this group of seniors by providing a one-time payment of $500 in August 2021 to OAS pensioners who will be 75 or over as of June 2022.

Budget 2021 then proposes to introduce legislation to increase regular OAS payments for pensioners 75 and over by 10 per cent on an ongoing basis as of July 2022. This would increase the benefits for approximately 3.3 million seniors, providing additional benefits of $766 to full pensioners in the first year, and indexed to inflation going forward. This would give seniors more financial security later in life, particularly at the time when they face increased care expenses and greater risk of running out of savings.

In total, these two measures represent $12 billion over five years in additional financial support, beginning in 2021-22, and at least $3 billion per year ongoing, to be delivered by Employment and Social Development Canada.

Statutory funding authority would be sought to make the one-time payment. Changes to the Old Age Security Act would be made to implement the benefit increase as of July 2022, and to exempt the one-time payment from the definition of income for the Guaranteed Income Supplement.

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After working hard throughout his career as a barber, Matthieu retired about a decade ago and will turn 75 in June 2022. He is in good health and looking forward to many more healthy years in his retirement.

But because of that, Matthieu is also starting to worry that his retirement savings could run out at some point, which he has been drawing on to complement his monthly OAS and Canada Pension Plan payments. With the proposed measure, Matthieu will have an extra $500 to spend this year. The permanent increase to his OAS benefits as of July 2022 will then give him an estimated $766 more in benefits over the following twelve months. This amount will rise over the years, as Old Age Security benefits are increased in line with the Consumer Price Index every quarter. Matthieu will have a greater sense of financial security in his later years as the measure would help ensure that he has support and can reduce reliance on his savings.

Towards a New Disability Benefit

Since 2015, the government has taken steps towards building an inclusive and resilient economy that supports people with disabilities. In addition to enacting groundbreaking legislation to create a barrier-free Canada, the government has also taken concrete steps to help people with disabilities receive enhanced programming and access to benefits, savings plans, and education funding.

The pandemic has exposed many of the long-standing challenges persons with disabilities face, including an increased risk of poverty. The Government of Canada has a number of programs and services in place that provide support to Canadians with disabilities but these are often complex and can be difficult to navigate for users. To ensure all persons with disabilities have the support they need to overcome persistent barriers to full economic and social participation, the government is committed to bringing forward a new disability benefit.

Budget 2021 proposes to provide $11.9 million over three years, starting in 2021-22, to Employment and Social Development Canada to undertake consultations to reform the eligibility process for federal disability programs and benefits. This will help maximize the reach of these programs and improve the lives of Canadians living with disabilities. This work would feed directly into the design of a new disability benefit.

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In preparation for legislation, the government will undertake extensive consultations with stakeholders on the design of the new benefit and engage with provinces and territories, which play a central role in providing support to many Canadians with disabilities. Employment and Social Development Canada will also establish a steering committee to oversee the development of this work, alongside the Canada Revenue Agency, the Department of Finance Canada and Veterans Affairs Canada.

Improving Access to the Disability Tax Credit

In 2017, the Government of Canada reinstated the Canada Revenue Agency’s Disability Advisory Committee to ensure tax measures for persons with disabilities are administered in a fair, transparent, and accessible way. Since the release of the committee’s first annual report in 2019, the government has introduced many important changes, including improvements to its communications and outreach activities for the Disability Tax Credit and changes to Registered Disability Savings Plans to better protect beneficiaries. As the government considers new recommendations from the committee, released in a second report on April 9, 2021, the government is proposing to take further steps to act on the guidance of the committee by improving the eligibility criteria for mental functions and life-sustaining therapy. To help more families and people living with disabilities access the Disability Tax Credit, and other related support measures like the Registered Disability Savings Plan and the Child Disability Benefit:

Budget 2021 proposes to update the list of mental functions of everyday life that is used for assessment for the Disability Tax Credit. Using terms that are more clinically relevant would make it easier to be assessed, reduce delays, and improve access to benefits.

Budget 2021 also proposes to recognize more activities in determining time spent on life-sustaining therapy and to reduce the minimum required frequency of therapy to qualify for the Disability Tax Credit. To ensure these changes enable applicants to have a fair and proper assessment of their eligibility for the Disability Tax Credit, the government will undertake a review of these changes in 2023.

It is estimated that, as a result of these measures, an additional 45,000 people will qualify for the Disability Tax Credit, and related benefit programs linked to its eligibility, each year. This represents $376 million in additional support over five years, starting in 2021-22.

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Making Our Communities and Workplaces More Accessible

Every day, hundreds of thousands of Canadians with disabilities face accessibility challenges. Organizations want to become more accessible but costs can be prohibitive, especially for smaller organizations. The Enabling Accessibility Fund provides funding for renovation, construction, and retrofit projects—from building ramps, to support for the hearing impaired, to automatic door openers—that make communities and workplaces more accessible for persons with disabilities. To reduce barriers to employment, activities, and programs for persons with disabilities:

Budget 2021 proposes to provide additional funding of $100 million over two years, starting in 2021-22, to Employment and Social Development Canada to triple funding for the Enabling Accessibility Fund and support small and mid-sized projects with not-for-profit organizations, women’s shelters, child care centres, small municipalities, Indigenous organizations, territorial governments, small businesses, and businesses of all sizes. This would help offset the costs of renovations, retrofits, and accessible technologies in workplaces.

Supporting Greater Equality for LGBTQ2 Communities

Although we have made much progress as a society, LGBTQ2 people in Canada continue to face discrimination, harassment, and prejudice. Canada is committed to protecting LGBTQ2 rights and promoting social, economic, and political equality with respect to sex, sexual orientation, and gender identity or expression. To ensure that Canada’s recovery fosters a fairer and more equal society for LGBTQ2 people, where they can participate as full members of Canadian society:

Budget 2021 proposes to provide $15 million over three years, starting in 2021-22, to Women and Gender Equality Canada for a new LGBTQ2 Projects Fund dedicated to supporting community-informed initiatives to overcome key issues facing LGBTQ2 communities, such as accessing mental health services and employment support.

Budget 2021 also proposes to provide $7.1 million over three years, starting in 2021-22, to Canadian Heritage to continue to support the work of the LGBTQ2 Secretariat—which coordinates work across government—and enable the continued development of an LGBTQ2 Action Plan.

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Supporting Our Veterans

Veterans are three to four times as likely to suffer from depressive or anxiety disorders, and over 15 times more likely to experience post-traumatic stress disorder (PTSD), than the general population. Veterans are entitled to financial support for mental health care through the Treatment Benefit Program but they can wait up to two years to receive mental health care while waiting for their disability benefit application to be confirmed. To ensure veterans receive timely access to high-quality mental health care:

Budget 2021 proposes to provide $140 million over five years starting in 2021-22, and $6 million ongoing, to Veterans Affairs Canada for a program that would cover the mental health care costs of veterans with PTSD, depressive, or anxiety disorders while their disability benefit application is being processed.

Many veterans have faced unique challenges during the pandemic. To improve the quality of life for veterans and their families during this challenging period:

Budget 2021 proposes to provide an additional $15 million over three years, starting in 2021-22, to Veterans Affairs Canada to expand and enhance the Veteran and Family Well-Being Fund for projects that will support veterans during the post COVID-19 recovery, including addressing homelessness, employment, retraining, and health challenges.

Recognizing the Contributions of Atomic Workers

In the mid-twentieth century, Chalk River Laboratories was one of the leading global sites for cutting edge atomic science. But, in 1952 and 1958, there were accidents that required Department of National Defence and Atomic Energy of Canada Limited personnel to contain and clean contaminated sites. In 2008, the government recognized former Department of National Defence personnel who participated in the clean-ups through the establishment of the Atomic Veterans Recognition Program. To provide similar recognition to those Atomic Energy of Canada Limited employees who worked to clean-up these dangerous incidents and protect Canadians:

Budget 2021 proposes to provide $22.3 million over two years, starting in 2021-22, to Natural Resources Canada to establish an Atomic Workers Recognition Program.

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7.3 Supporting the Health of Canadians

The government recognizes that, even in a pandemic, Canadians face an array of other complex health concerns. For over half a century, our strong and reliable public health care system has been an anchor of Canada’s social and economic security. Investments must be made to ensure health care responds and evolves alongside the people it treats.

Addressing the Opioid Crisis and Problematic Substance Use

Since before the pandemic began, Canada has been facing a worsening opioid epidemic that has devastated lives and communities across Canada, especially in Ontario and Western Canada, with severe impacts in British Columbia and Alberta. The COVID-19 pandemic has compounded the ongoing opioid overdose crisis in Canada. Isolation, stress, toxic supply, and reduced access to services have contributed to the epidemic. Canada suffered a 74 per cent increase in opioid-related deaths over the course of the first six months of the pandemic. The government is taking further action to help people dealing with problematic substance use and tackle this ongoing crisis.

Budget 2021 proposes to provide an additional $116 million over two years, starting in 2021-22, building on $66 million invested in the 2020 Fall Economic Statement, for the Substance Use and Addictions Program to support a range of innovative approaches to harm reduction, treatment, and prevention at the community level.

The government continues to work closely with provinces and territories to ensure our collective response is comprehensive, collaborative, compassionate, and evidence-based. In response to the crisis, the government has made a variety of investments, including a $150 million Emergency Treatment Fund to provinces and territories for 2018-2021, over $100 million in 2019-20 for targeted measures to expand access to harm reduction services and increase access to safer drug supplies, and a fall investment of $66 million over two years, starting in 2020-21, to support community organizations responding to the crisis.

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Moving Forward on National Universal Pharmacare

A healthy economy is only possible when its people are healthy. Canadians have access to some of the best doctors, nurses, hospitals, and treatments in the world, and all through our publicly funded health care systems. But some Canadians have difficulty affording the medications they need.

The case for national universal pharmacare is well-established. The government is committed to work with provinces, territories and stakeholders to build on the foundational elements that are already in progress, like the national strategy on high-cost drugs for rare diseases, toward the goal of a universal national program.

To maintain momentum, the government will proceed with its announced plan to provide ongoing funding of $500 million for the program for high-cost drugs for rare diseases. The government will also directly engage with willing partners on national universal pharmacare, alongside other important health priorities, that can be advanced at the provincial and territorial level.

Supporting Access to Sexual and Reproductive Health Care Information and Services

All Canadians should have access to a full suite of sexual and reproductive health resources and services, no matter where they live. Currently, women, youth, LGBTQ2 people, racialized Canadians, and Indigenous populations face the highest sexual and reproductive health risks and the greatest barriers to accessing support, information, and services. Too often, they do not receive the same quality of care, particularly if they are from marginalized communities.

Furthermore, examples like Clinic 554—New Brunswick’s only private abortion clinic—show us that lack of funding puts access to sexual and reproductive health care at risk. Everyone deserves equal treatment in our health care system.

The Government is committed to collaboration with provinces and territories to strengthen our health care system, ensuring equitable and appropriate access to a full suite of reproductive and sexual health services, in any upcoming Canada Health Transfer funding discussions.

To improve access to sexual and reproductive health care support, information, and services—including protecting access to abortion care:

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Budget 2021 proposes to provide $45 million over three years, starting in 2021-22, to Health Canada to fund community-based organizations that help make sexual and reproductive health care information and services more accessible for vulnerable populations. These organizations support activities such as producing inclusive training materials for sexual and reproductive health care providers, carrying out public awareness activities, and providing travel and logistical support to individuals who have to go long distances to access abortion care.

In addition, there are currently no existing resources that collect comprehensive data on a wide range of sexual and reproductive health indicators in Canada, limiting our ability to target supports. To address this:

Budget 2021 proposes to provide $7.6 million over five years, starting in 2021-22, for Statistics Canada to develop and implement a national survey on sexual and reproductive health that captures data on race, household income, and sexual orientation–information often not captured in existing surveys. Better information will help ensure governments understand the challenges and improve the support they provide.

Establishing a National Institute for Women’s Health Research

Sex- and gender-related disparities continue to persist in Canada’s health system. Women are more likely to die of preventable illnesses and bear a higher burden of chronic illnesses. To improve health outcomes and eliminate the gaps in the quality of care women receive, we need to strengthen research.

Budget 2021 proposes to provide $20 million over five years, starting in 2021-22, to the Canadian Institutes of Health Research to support a new National Institute for Women’s Health Research. The new institute will advance a coordinated research program that addresses under-researched and high-priority areas of women’s health and ensure new evidence improves women’s care and health outcomes. It will also ensure an intersectional approach to research and care to tackle persistent gaps for all women, including for racialized women, Black and Indigenous women, women with disabilities, and members of LGBTQ2 communities.

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National Autism Strategy

Children and adults with autism spectrum disorder, as well as their families, encounter significant economic and social challenges throughout their lives. Many also confront disparities when it comes to diagnoses and treatments. To improve the health and well-being of Canadians with autism spectrum disorder and their caregivers:

Budget 2021 proposes to provide $15.4 million over two years, starting in 2021-22, to the Public Health Agency of Canada to work with partners to support the creation of a national autism strategy.

Strategic Research on Pediatric Cancer

Cancer is a leading cause of disease-related death in Canadian children. Pediatric cancers are faster growing and found in different organs than in adults. More targeted research is needed to help save lives and improve the services these brave children and their families receive.

Budget 2021 proposes to provide $30 million over two years, starting in 2021-22, to the Canadian Institutes of Health Research to fund pediatric cancer research that can lead to better outcomes and healthier lives for these young patients. The funding will support promising research projects with the greatest potential for fighting pediatric cancers.

Establishing a National Framework for Diabetes

This year marks the 100th anniversary of the discovery of insulin, a Nobel Prize-winning accomplishment by Canadian researchers that has helped to save millions of lives. 3.2 million Canadians live with diabetes, a disease which can lead to a variety of complications, such as heart disease and stroke, blindness, and amputation. Type 2 diabetes makes up 90 per cent of all cases of diabetes in Canada and, like other chronic diseases, is largely preventable. Adults with diabetes are also at greater risk of more severe COVID-19 symptoms, including respiratory distress and pneumonia.

Budget 2021 proposes to provide $25 million over five years, starting in 2021-22, to Health Canada for additional investments for research on diabetes (including in juvenile diabetes), surveillance, and prevention, and to work towards the development of a national framework for diabetes. This framework will be developed in consultation with provinces and territories, Indigenous groups, and stakeholders, and will help to support improved access to prevention and treatment, and better health outcomes for Canadians.

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Budget 2021 proposes to provide $10 million over five years, starting in 2021-22, to the Public Health Agency of Canada for a new Diabetes Challenge Prize. This initiative will help surface novel approaches to diabetes prevention and promote the development and testing of new interventions to reduce the risks associated with Type 2 diabetes.

Taxation of Vaping Products

Young Canadians’ use of vaping products, such as e-cigarettes, is on the rise. One Health Canada survey indicates that, since 2018, use has doubled among Canadian high school students. Vaping with nicotine poses risks, especially to young people: nicotine is highly addictive, can affect memory and concentration, and is known to alter brain development in teens. In addition to raising revenues, vaping taxation could become an effective means to help curtail harmful consumption of these products.

Budget 2021 announces the government’s intention to introduce a new taxation framework for the imposition of excise duties on vaping products in 2022.

The Government of Canada will also work with any provinces and territories that may be interested in a federally coordinated approach to taxing these products.

Taxation of Tobacco

Tobacco use continues to be the leading preventable cause of premature death in Canada. Tobacco taxation is an effective way to reduce tobacco consumption and help reach the government’s goal of less than 5 per cent of the population using tobacco by 2035.

Budget 2021 proposes to increase the tobacco excise duty by $4 per carton of 200 cigarettes, along with corresponding increases to the excise duty rates for other tobacco products. This measure would take effect the day after Budget Day.

It is estimated that this measure will increase federal revenues by $2.1 billion over five years starting in 2021-22.

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Support for Canadian Blood Services

Many Canadians rely on plasma to treat life-threatening conditions. During the COVID-19 crisis, global demand, prices, and shortages have increased. To secure a domestic supply of plasma:

Budget 2021 proposes to provide $20 million over three years, beginning in 2021-22, to Health Canada to construct eight plasma collection sites across the country. These sites would be operated by Canadian Blood Services. The government will continue to work with partners like Canadian Blood Services and Héma-Québec to ensure a secure plasma supply across Canada.

Better Palliative Care

To provide Canadians, including those who live in long-term care and their families, with better palliative and end-of-life care, including culturally sensitive care:

Budget 2021 proposes to provide $29.8 million over six years, starting in 2021-22, to Health Canada to advance the government’s palliative care strategy and lay a better foundation for coordinated action on long-term and supportive care needs, improving access to quality palliative care. Initiatives could include: raising awareness of the importance of palliative care; providing public education on grief; improving palliative care skills and supports for health care providers, families, caregivers, and communities; enhancing data collection and research; and improving access to culturally sensitive palliative and end-of-life care.

Ensuring Appropriate Access and Safeguards for Medical Assistance in Dying

Medical assistance in dying (MAID) is a complex and deeply personal issue. MAID became law in Canada five years ago to provide relief, in certain cases, for those with reasonably foreseeable deaths. Recent amendments to the law, with the passage of Bill C-7 to expand access for those suffering intolerably, underscore the need to be responsive to the evolution of Canada’s MAID framework.

Budget 2021 proposes to provide funding of $13.2 million over five years, beginning in 2021-22, with $2.6 million per year ongoing, to Health Canada to ensure that Canada’s medical assistance in dying framework is implemented consistently and with all appropriate safeguards. Funding would support training and the development of guidance materials for practitioners, as well as support research to guide the evolution of medical assistance in dying in Canada.

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Chapter 7

A More Equal Canada

millions of dollars

2020- 2021		2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
7.1. Fighting Systemic Racism and Empowering Communities	0	338	45	45	38	38	504
Strengthening the Canadian Race Relations Foundation and Helping Communities Respond to an Increase in Racism	0	8	5	0	0	0	13
Supporting Black Canadian Communities	0	300	0	0	0	0	300
Better Data for Better Outcomes	0	30	40	45	38	38	191
Making the Public Service More Diverse	0	0	0	0	0	0	0
7.2. An Economic Recovery that Includes Everyone	0	1,726	1,833	2,456	2,592	2,747	11,354
Increasing Old Age Security for Canadians 75 and over	0	1,675	1,870	2,643	2,820	3,004	12,011
Less: Projected Revenues	0	-155	-210	-300	-325	-355	-1,345
Towards a New Disability Benefit	0	4	4	4	0	0	12
Improving Access to the Disability Tax Credit	0	19	84	90	91	92	376
Making Our Communities and Workplaces More Accessible	0	50	50	0	0	0	100
Supporting Greater Equality for LGBTQ2 Communities	0	8	7	7	0	0	22
Supporting Our Veterans	0	118	13	12	6	6	155
Recognizing the Contributions of Atomic Workers	0	7	15	0	0	0	22

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	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
7.3. Supporting the Health of Canadians	0	-304	-320	-392	-400	-400	-1,814
Addressing the Opioid Crisis and Problematic Substance Use	0	58	58	0	0	0	116
Supporting Access to Sexual and Reproductive Health Care Information and Services	0	16	18	15	3	0	53
Establishing a National Institute for Women’s Health Research	0	2	5	4	4	4	20
National Autism Strategy	0	8	8	0	0	0	15
Less: Funds Sourced From Existing Departmental Resources	0	-4	-4	0	0	0	-8
Strategic Research on Pediatric Cancer	0	15	15	0	0	0	30
Establishing a National Framework for Diabetes	0	7	7	7	7	7	35
Taxation of Tobacco	0	-415	-440	-435	-425	-420	-2,135
Support for Canadian Blood Services	0	6	8	6	0	0	20
Better Palliative Care	0	1	4	7	9	6	27
Ensuring Appropriate Access and Safeguards for Medical Assistance in Dying	0	3	3	3	3	3	13
Additional Investments – A More Equal Canada	-28	7	22	0	0	0	0
Veterans Affairs Canada Service Capacity	0	7	22	0	0	0	29
Less: Funds Previously Provisioned in the Fiscal Framework	-28	0	0	0	0	0	-29

Funding for Veterans Affairs Canada to extend disability adjudication resources provided in Budget 2018 for an additional year and to develop more efficient disability benefits application and decision-making processes using digital technologies.

Chapter 7 – Net Fiscal Impact	-28	1,767	1,580	2,109	2,230	2,385	10,043

Note: Numbers may not add due to rounding.

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Chapter 8

Strong Indigenous Communities

No relationship is more important to the federal government than the relationship with Indigenous peoples. The federal government continues to work with Indigenous peoples to build a nation-to-nation, Inuit-Crown, government-to-government relationship—one based on respect, partnership, and recognition of rights.

In Budget 2021, the federal government is furthering its plan to address the unique challenges faced by Indigenous communities during the pandemic. This work is essential to make sure our recovery includes everyone and makes all communities more resilient. Since 2015, real progress has been made righting historic wrongs, but more work needs to be done.

Through this budget, the federal government is proposing a historic, new investment of over $18 billion over the next five years, to improve the quality of life and create new opportunities for people living in Indigenous communities. Working with Indigenous partners, these investments will make significant strides in closing gaps between Indigenous and non-Indigenous peoples, support healthy, safe, and prosperous Indigenous communities, and advance meaningful reconciliation with First Nations, Inuit, and the Métis Nation. These investments will support continued action on infrastructure and clean water. They will also take meaningful action on the new approach that is needed to end the national tragedy of missing and murdered Indigenous women and girls, one which addresses the root causes and the scope of the violence.

Chart 8.1

Investments in Indigenous Priorities (Actual and Projected)

Indigenous Investments: 2012-13 to 2021-22

$ Billions
Expenditures (Public Accounts of Canada)
Historical Growth Rate
Projected Expenditures
25
24
23
22
21
20
19
18
17
16
15
14
13
12
11
10
9
$7.9 billion
$11.4 billion
2012-13
2013-14
2014-15
2015-16
2016-17
2017-18
2018-19
2019-20
2020-21
2021-22

Sources: Public Accounts of Canada; Department of Finance Canada.

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8.1 Healthy and Vibrant Communities

COVID-19 has highlighted the health vulnerabilities Indigenous peoples face and the challenges of delivering front-line health services in many Indigenous communities.

The federal government knows that addressing the gap in health outcomes faced by First Nations, Inuit, and Métis peoples, beyond COVID-19, means taking a broader approach to health and well-being. It means recognizing that health care includes preventive care and mental wellness, that good health is only possible when basic needs are met, and that education is key to a healthy future.

Good health also requires a distinctions-based, Indigenous-led approach. This is what the investments in Budget 2021 set out to accomplish.

Supporting Indigenous Communities in the Fight Against COVID-19

Since the start of the pandemic, Indigenous communities have faced extraordinary health challenges and continue to be vulnerable to the virus and its variants. The federal government has supported Indigenous communities every step of the way through the pandemic, and will continue to have their backs.

Vaccination efforts are well underway in Indigenous communities across the country and the federal government continues to work with provinces and territories to make sure Indigenous peoples in cities can get the vaccine too. The federal government recently introduced legislation that, if passed, would provide a one-time payment of up to $1 billion to provinces and territories to support vaccination rollouts across the country, and could be used to engage Indigenous communities to advance vaccine rollout. Indigenous communities have worked hard to combat the virus but the pandemic is not over and Indigenous communities remain at risk.

Budget 2021 proposes to provide an additional $1.2 billion in 2021-22 to continue supporting the COVID-19 response in Indigenous communities as follows:

-	$478.1 million on a cash basis to continue to support the ongoing public health response to COVID-19 in Indigenous communities, including support to hire nurses, help at-risk people to isolate, and distribute personal protective equipment.

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-	An additional $760.8 million for the Indigenous Community Support Fund to help First Nations, Inuit, Métis Nation communities, and urban and off-reserve Indigenous organizations serving Indigenous peoples meet the unique needs of their populations during the COVID-19 pandemic. This will provide funding to: prevent the spread of COVID-19; support elders and vulnerable community members; provide mental health assistance and emergency response services; address food insecurity; and support children.

Together, these measures will help to ensure that Indigenous leadership has the tools and resources they need to continue to keep communities safe, respond to outbreaks, and support vaccination rollout.

To keep communities safe, the Government also proposes to introduce legislation that would ensure that the First Nations Election Cancellation and Postponement Regulations (Prevention of Diseases) are deemed to have been validly made since April 7, 2020. The Regulations provide a mechanism for First Nation councils to postpone their elections or to extend the terms of the chiefs and councillors, while avoiding a critical governance gap, to prevent, mitigate or control the spread of diseases on reserve, including COVID-19.

Improving Health Outcomes in Indigenous Communities

For far too long, Indigenous peoples have faced poor health care and their communities have experienced reduced health outcomes.

Since 2015, the government has invested over $5.5 billion to improve health outcomes in Indigenous communities. These investments have increased access to timely and culturally appropriate medical care and mental health services for Indigenous people and supported distinctions-based priorities. This includes dedicated funding for First Nations children through the implementation of Jordan’s Principle, responding to high rates of tuberculosis in Inuit communities and supporting the Métis Nation in gathering health data and developing a health strategy to address their unique needs.

Building on that, and to ensure Indigenous peoples can access high-quality health care:

Budget 2021 proposes to invest $1.4 billion over five years, beginning in 2021-22, and $40.6 million ongoing, to maintain essential health care services for First Nations and Inuit, continue work to transform First Nations health systems, and respond to the health impacts of climate change, including:

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-	$774.6 million over five years, beginning in 2021-22, to ensure continued high-quality care through the Non-Insured Health Benefits Program, which supports First Nations and Inuit people with medically necessary services not otherwise covered, such as mental health services, medical travel, medications, and more.

-	$354 million over five years, beginning in 2021-22, to increase the number of nurses and other medical professionals in remote and isolated First Nations communities.

-	$107.1 million over three years, beginning in 2021-22, to continue efforts to transform how health care services are designed and delivered by First Nations communities, building on the government’s commitment to improve access to high-quality and culturally relevant health care for Indigenous peoples.

-	$125.2 million over four years, beginning in 2022-23, to continue to support First Nations communities’ reliable access to clean water and help ensure the safe delivery of health and social services on reserve.

-	$22.7 million over five years, beginning in 2021-22, to support First Nations and Inuit as they manage the health impacts of climate change, such as access to country food, impacts of extreme weather events, and mental health impacts of climate change on youth.

These investments are in addition to the government’s commitment to co-develop distinctions-based Indigenous health legislation with First Nations, Inuit, and the Métis Nation so that Indigenous communities have greater control over the design and delivery of high-quality and culturally relevant care. The government launched the engagement process to co-develop this legislation on January 28, 2021.

Distinctions-Based Mental Wellness Strategy

The government is committed to supporting Indigenous peoples and communities as they seek to heal from historical trauma and the intergenerational impacts of colonization. The pandemic has exacerbated the mental health challenges many Indigenous peoples face. Three in five Indigenous peoples say their mental health has worsened in the pandemic. Providing better access to trauma-informed, culturally appropriate Indigenous-led services is a critical part of improving mental wellness in First Nations, Inuit, and Métis Nation communities.

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Budget 2021 proposes to provide $597.6 million over three years, starting in 2021-22, for a distinctions-based mental health and wellness strategy with First Nations, Inuit, and the Métis Nation. The strategy will renew funding for the Indian Residential Schools Health Supports Program and Crisis Line, which provide healing supports for survivors of childhood trauma and residential schools. It will also stabilize and expand community-based supports and capacity, increase substance use treatment and prevention, and support workforce development.

Supporting Indigenous Children and Families

The government is committed to supporting the well-being of Indigenous children and families. Work continues with Indigenous leadership to reform child and family services so that all Indigenous children have the opportunity to grow up in their communities, immersed in their cultures, and surrounded by loved ones.

To support this important work, Budget 2021 proposes to provide $1 billion over five years, starting in 2021-22, with $118.7 million ongoing to increase funding under the First Nations Child and Family Services Program. Proposed funding would:

-	Provide increased support to First Nations communities not served by a delegated First Nation agency for prevention activities to help First Nations children and families stay together, within their communities through the Community Well-being and Jurisdiction Initiative;

-	Continue to implement orders from the Canadian Human Rights Tribunal; and

-	Permanently ensure that First Nations youth who reach the age of majority receive the supports that they need, for up to two additional years, to successfully transition to independence.

The government will also continue to support First Nations, Inuit and Métis communities in developing their own child and family services models that reflect their values and traditions under the Act Respecting First Nations, Inuit and Métis children, youth and families.

Budget 2021 proposes to provide $73.6 million over four years, starting in 2021-22, to support the implementation of the Act.

These investments and the implementation of the Act will help realize the shared goals of prioritizing the best interests of children, increasing the number of communities exercising jurisdiction in relation to child and family services, and decreasing the number of children in care.

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Providing High-quality Education

A high-quality education is the foundation of success, which every child growing up in Canada deserves no matter where they live. Not only does good elementary and secondary schooling lead to better jobs, studies have shown that better education can lead to better mental heath and improved personal, family, and community well-being. Since 2015, investments the government has made have improved learning experiences for approximately 107,000 students per year and helped build 186 education-related infrastructure projects benefiting 240 First Nations communities. Investing in children’s education is an important part of the government’s plan to build long-term economic resilience. In 2019, the federal government implemented a new, co-developed policy and funding approach to better support the needs of First Nations students on reserve.

To invest in the future of First Nations children and continue to support this new approach:

Budget 2021 proposes to invest $1.2 billion over five years, and $181.8 million ongoing, including:

-	$112 million in 2021-22 to extend COVID-19 support so children on reserve can continue to attend school safely, including PPE for students and staff, laptops to support online learning, and more teachers and other critical staff.

-	$726 million over five years, starting in 2021-22, and $181.8 million ongoing, to enhance funding formulas in critical areas such as student transportation; ensure funding for First Nations schools remains predictable from year to year; and increase First Nations control over First Nations education by concluding more Regional Education Agreements.

-	$350 million over five years, starting in 2021-22, to expand access to adult education by supporting First Nations people on reserve who wish to return to high school in their communities and complete their high school education.

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Supporting Indigenous Post-secondary Education During COVID-19

The pandemic continues to affect Indigenous post-secondary students and institutions. To help Indigenous students complete their studies and ensure that Indigenous-led post-secondary institutions can provide online services and continue to implement health and safety measures:

Budget 2021 proposes to provide $150.6 million over two years, starting in 2021-22, to support Indigenous students through the Post-Secondary Student Support Program and the Inuit and Métis Nation Post-Secondary Education Strategies. Many students are facing financial difficulty during the pandemic, as young people have suffered some of the worst job losses. This support would help offset lost income that many Indigenous students rely on to pay for tuition, books, housing, and other living expenses. The federal government knows that young people need support to get through this crisis so they can complete their education and succeed in their chosen fields.

Budget 2021 also proposes to provide $26.4 million, in 2021-22, through the Post-Secondary Partnerships Program and the Inuit and Métis Nation Post-Secondary Education Strategies to support Indigenous post-secondary institutions during COVID-19.

On-reserve Income Assistance

The On-reserve Income Assistance program helps eligible individuals and families cover the costs of daily life and provides access to employment supports. The federal government is continuing to engage with First Nations on ways to make the program more responsive to the needs of individuals and families and to develop support that helps people transition from income assistance to employment and education.

Budget 2021 proposes to invest $618.4 million over two years, while work continues, including:

-	$540 million over two years, starting in 2021-22, to continue to address basic needs and increased program demand, including as a result of COVID-19.

-	$78.4 million over two years, starting in 2021-22, to continue providing case management and support to help people find work.

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8.2 Building Infrastructure and Economic Growth

Budget 2021 lays out a plan to help build resilient Indigenous communities through new, distinctions-based investments in infrastructure, including support for clean drinking water, housing, schools, and roads. This builds on the recent announcement by the Canada Infrastructure Bank to commit $1 billion towards the Indigenous Community Infrastructure Initiative to support new partnerships with Indigenous communities on infrastructure projects.

As of April 13, 2021, 106 long-term drinking water advisories, and 178 short-term drinking water advisories, have been lifted since 2015, while 105 long-term drinking water advisories were in place when this government committed to eliminating long-term drinking water advisories on public systems on reserves. Since 2015, the expansion of the scope of the commitment and short-term advisories becoming long-term have added advisories to the list, but the government’s commitment to end all advisories remains firm.

Indigenous community-owned businesses are key drivers of economic growth—they reinvest profits back into their local communities. They are important partners in the work to strengthen communities. This budget makes bold investments to support new opportunities for Indigenous businesses and communities. These targeted investments expand revenue sources and provide businesses and communities with access to the capital they need to grow during the recovery and beyond.

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Indigenous Infrastructure

Investments in clean water, housing, and other community infrastructure will create good jobs and build healthier, safer, and more prosperous Indigenous communities in the long-term. The investments in the federal government’s plan will accelerate its 10-year commitment to close the infrastructure gaps in Indigenous communities, which could include all-weather roads, northern airstrips, broadband, health care and educational facilities.

Budget 2021 proposes distinctions-based investments of $6.0 billion over five years, starting in 2021-22, with $388.9 million ongoing, to support infrastructure in Indigenous communities, including:

-	$4.3 billion over four years, starting in 2021-22, for the Indigenous Community Infrastructure Fund, a distinctions-based fund to support immediate demands, as prioritized by Indigenous partners, with shovel-ready infrastructure projects in First Nations, including with modern-treaty and self-governing First Nations, Inuit, and Métis Nation communities.

-	$1.7 billion over five years, starting in 2021-22, with $388.9 million ongoing, to cover the operations and maintenance costs of community infrastructure in First Nations communities on reserve.

Supporting Indigenous Economies

The COVID-19 pandemic has had a significant impact on Indigenous communities and businesses. Public health measures have affected many of the revenue sources, such as community-owned business revenues, property taxes, and revenues from leased properties, which communities use to support service delivery and pay loans which have been taken out to support community, economic development, and jobs. To ensure the long-term resilience of Indigenous economies, Budget 2021 proposes to provide:

$117 million in 2021-22 to renew the Indigenous Community Business Fund. This will ensure First Nations, Inuit, and Métis Nation communities can continue to provide services and support jobs for their members through collectively owned businesses and microbusinesses affected by the COVID-19 pandemic.

$33.4 million in 2021-22 to support the First Nations Finance Authority pooled borrowing regime as follows:

-	$32.5 million to establish a First Nations Finance Authority Emergency Fund to provide repayable financial support for borrowing members encountering difficulties due to COVID-19 or future widespread economic shocks.

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-	$925,000 to support the First Nations Finance Authority launch of the Commercial Paper Program that will lower interest rates for First Nation borrowers so they can secure more manageable funding.

This time-limited spending will help Indigenous communities withstand the pressures of the pandemic and ensure they are well-positioned for a quick recovery.

Support for Indigenous Entrepreneurs

Indigenous communities are often in rural and remote areas and the success of Indigenous-led businesses, including tourism businesses, is critically important to local jobs and economies. In order to ensure Indigenous businesses are part of the recovery and that their economies experience long-term growth, Indigenous-led businesses need access to support.

The Aboriginal Entrepreneurship Program provides additional support for First Nations, Inuit, and Métis Nation entrepreneurs by lowering the cost of business financing, providing equity, and offering business support services. The program helps Indigenous entrepreneurs access affordable loans to start and grow their businesses. To help Indigenous entrepreneurs start and grow businesses, create jobs, and generate prosperity in their communities:

Budget 2021 proposes to invest $42 million over three years, starting in 2021-22, to expand the Aboriginal Entrepreneurship Program. This will directly support Indigenous-led businesses and help Indigenous communities generate wealth by improving access to capital and business opportunities.

Budget 2021 also proposes to provide $2.4 million in 2021-22 to the Indigenous Tourism Association of Canada to help the Indigenous tourism industry rebuild and recover from the impacts of COVID-19.

Currently, only 36 per cent of Indigenous-led businesses are owned by women. To address this and make sure women entrepreneurs are empowered in the economic recovery:

Budget 2021 proposes to invest $22 million over three years, starting in 2021-22, to support the National Aboriginal Capital Corporations Association’s (NACCA) Indigenous Women’s Entrepreneurship Initiative by providing tools, services, and resources to increase the number of Indigenous women entrepreneurs. This funding would support NACCA in achieving its target of increasing the number of Indigenous women entrepreneurs who access financing through Aboriginal Financial Institutions by 50 per cent.

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Launch of the Indigenous Growth Fund

Indigenous businesses play an important role in creating jobs and opportunities across Canada. The national network of Aboriginal Financial Institutions, including Métis Capital Corporations, helps to launch and grow these important businesses.

In order to help ensure that Indigenous businesses have access to financing, the government announced in Budget 2019 the development of an Indigenous Growth Fund. Through close collaboration between the National Aboriginal Capital Corporation Association and the Business Development Bank of Canada, an innovative, sustainable new $150 million fund has now been created.

As announced on April 14, 2021, the Indigenous Growth Fund is designed to provide capital to Aboriginal Financial Institutions and ultimately Indigenous businesses and entrepreneurs. The unique structure leverages an initial government investment to help recruit other investors, and most importantly, to grow and sustain the fund on an ongoing basis. This will help to provide a long-term source of capital to support continued success for Indigenous businesses.

Securing Capital for Community Investments

The First Nations Finance Authority provides opportunities for First Nations to use their own revenue often—from provincial revenue-sharing agreements or business ventures—to secure long-term financing. This in turn supports First Nations’ self-determination, job creation, and social and economic development. To expand opportunities for First Nations to raise capital in support of community priorities:

Budget 2021 announces the Government of Canada’s intention to amend legislation and regulations to expand the types of revenues that First Nations may use to support borrowing from the First Nations Finance Authority, specifically to include revenues from the First Nations Goods and Services Tax and the First Nations Sales Tax.

This measure will apply to First Nations that have opted into the First Nations Fiscal Management Act regime and that are collecting First Nations Goods and Services Tax or First Nations Sales Tax revenues within their lands.

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Redesigning the Additions to Reserve Policy

Lands are central to First Nations traditions, identity, and prosperity. They are a crucial asset for advancing self-determination, economic development, and well-being.

Budget 2021 proposes to provide $43 million over three years, starting in 2021-22, to work with Indigenous partners and other stakeholders to redesign the federal Additions to Reserve policy and to accelerate work on existing requests from First Nations across the country.

8.3 Responding to the Tragedy of Missing and Murdered Indigenous Women and Girls

The government is accelerating work on the National Action Plan in response to the National Inquiry into Missing and Murdered Indigenous Women and Girls’ Calls for Justice and the implementation of the Truth and Reconciliation Commission’s Calls to Action.

Budget 2021 lays out a plan that will build on progress and remain accountable to communities, families, and survivors across Canada.

To end the national tragedy of missing and murdered Indigenous women and girls, a new approach is needed—one that addresses the root causes of violence, that recognizes the scope of the problem, and one that factors in the different experiences of Indigenous peoples from coast-to-coast-to-coast. This work is anchored in four interconnected thematic areas from the national inquiry: culture, health and wellness, human security and safety, and justice.

Actions to address this tragedy must be broad in order to address the socioeconomic root causes including loss of culture and languages, poverty and lack of access to housing, and the need for community safety, food security, employment, education, health care, infrastructure, and the many threads that tie the fabric of society together.

Budget 2021 proposes to invest an additional $2.2 billion over five years, beginning in 2021-22, and $160.9 million ongoing, to help build a safer, stronger, and more inclusive society.

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Culture

The preservation, restoration, and promotion of culture and language, as well as participation in sport, are powerful tools for healing, reconciliation, and fostering a strong sense of identity. To support this work in Indigenous communities:

Budget 2021 proposes to provide $275 million over five years, beginning in 2021-22, and $2 million ongoing to Canadian Heritage, to support the efforts of Indigenous peoples in the reclamation, revitalization, and strengthening of Indigenous languages as a foundation for culture, identity, and belonging. This funding will support various initiatives such as languages and culture camps, mentor-apprentice programs and the development of Indigenous languages resources and documentation.

Budget 2021 also proposes to provide $14.9 million over four years, beginning in 2021-22, to support the preservation of Indigenous heritage through Library and Archives Canada. This will ensure that Indigenous women, girls, 2SLGBTQQIA+ people, and all people in Canada have meaningful access to their cultures and languages.

Budget 2021 also proposes to provide $108.8 million over two years, beginning in 2021-22, to reestablish and revitalize Indigenous cultural spaces. Having a dedicated, permanent space to share culture is a key component of building strong Indigenous identities. Establishing cultural spaces that are inclusive of Indigenous women, girls, and 2SLGBTQQIA+ people will help ensure they have a seat at the decision-making table. This proposal responds to the Final Report of the National Inquiry into Missing and Murdered Indigenous Women and Girls, which calls for all Indigenous women, girls, and 2SLGBTQQIA+ people to be provided with safe, no-barrier, permanent, and meaningful access to their cultures and language.

Budget 2021 also proposes to provide $40.1 million over three years, beginning in 2021-22, to Canadian Heritage to support the Indigenous Screen Office and ensure Indigenous peoples can tell their own stories and see themselves reflected on-screen.

Budget 2021 also proposes to provide $14.3 million over five years, beginning in 2021-22, and $2.9 million ongoing, to ensure that Indigenous women and girls have access to meaningful sports activities through the Sport for Social Development in Indigenous Communities program.

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Health and Wellness

Joyce Echaquan, a 37-year-old mother of seven children, from the Atikamekw de Manawan, died at the Joliette Hospital after receiving degrading insults from two hospital staff. Joyce’s Principle aims to guarantee to all Indigenous peoples the right of equitable access, without any discrimination, to all social and health services, as well as the right to enjoy the best possible physical, mental, emotional, and spiritual health.

The tragic death of Joyce Echaquan last summer made clear the devastating consequences of anti-Indigenous racism in our health care systems.

Budget 2021 proposes to provide $126.7 million over three years, beginning in 2021-22, to take action to foster health systems free from racism and discrimination where Indigenous peoples are respected and safe. This funding will support patient advocates, health system navigators, and cultural safety training for medical professionals.

Budget 2021 also proposes to provide $12.5 million over five years, beginning in 2021-22, and $2.5 million ongoing, to support the well-being of families and survivors through project-based programming in collaboration with the National Family and Survivors Circle.

This builds on critical investments outlined earlier in this chapter, including $597.6 million over three years, beginning in 2021-22 for distinctions-based mental wellness supports which provide community-based, culturally relevant, and trauma-informed wellness services for families and survivors, as well as broader investments to support the health and well-being of Indigenous peoples.

Human Security and Safety

Indigenous communities, like all communities in Canada, should be places where people and families feel safe and secure. A well-funded, culturally sensitive, and respectful police service is essential for community safety and well-being.

Budget 2021 proposes to provide $861 million over five years, beginning in 2021-22, and $145 million ongoing, to support culturally responsive policing and community safety services in Indigenous communities. This includes:

-	$43.7 million over five years, beginning in 2021-22, to co-develop a legislative framework for First Nations policing that recognizes First Nations policing as an essential service.

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-	$540.3 million over five years, beginning in 2021-22, and $126.8 million ongoing, to support Indigenous communities currently served under the First Nations Policing Program and expand the program to new Indigenous communities.

-	$108.6 million over five years, beginning in 2021-22, to repair, renovate, and replace policing facilities in First Nation and Inuit communities.

-	$64.6 million over five years, beginning in 2021-22, and $18.1 million ongoing, to enhance Indigenous-led crime prevention strategies and community safety services.

-	$103.8 million over five years, beginning in 2021-22, for a new Pathways to Safe Indigenous Communities Initiative to support Indigenous communities to develop more holistic community-based safety and wellness models.

This investment seeks to address the Calls for Justice, which are further supported by critical investments outlined in Chapter 9 to advance a new National Action Plan to End Gender-Based Violence, including $55 million over five years, beginning in 2021-22, for the Department for Women and Gender Equality to bolster the capacity of Indigenous women and 2SLGBTQQIA+ organizations to provide gender-based violence prevention programming aimed at addressing the root causes of violence against Indigenous women, girls, and 2SLGBTQQIA+ people.

Justice

Building on recent actions to address the overrepresentation of Indigenous people in the criminal justice system through Bill C-22, to improve Indigenous peoples’ access to justice in all areas of the justice system:

Budget 2021 proposes to provide $74.8 million over three years, beginning in 2021-22, to improve access to justice for Indigenous people and support the development of an Indigenous justice strategy to address systemic discrimination and the overrepresentation of Indigenous people in the justice system. This includes:

-	$27.1 million to Justice Canada to help Indigenous families navigate the family justice system and access community-based family mediation services.

-	$24.2 million to Justice Canada to support engagement with Indigenous communities and organizations on the development of legislation and initiatives that address systemic barriers in the criminal justice system, including collaboration on an Indigenous justice strategy.

-	$23.5 million to the Public Prosecution Service of Canada to support victims of violence by increasing prosecutorial capacity in the territories.

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Working with Partners

At present, only three national Indigenous women’s organizations and one regional organization receive dedicated federal funding for operations. There are over 30 regional organizations that are either unfunded or receive only time-limited, project-based funding.

Budget 2021 proposes to provide $36.3 million over five years, beginning in 2021-22, and $8.6 million ongoing to Crown-Indigenous Relations and Northern Affairs Canada, to enhance support for Indigenous women’s and 2SLGBTQQIA+ organizations, ensuring that the voices and perspectives of Indigenous women and 2SLGBTQQIA+ people are reflected in all aspects of decision-making that impacts their lives. This proposal responds directly to the MMIWG Call for Justice 1.8, which calls upon governments to provide core and sustainable funding to national, regional, and local Indigenous women’s and 2SLGBTQQIA+ organizations.

Budget 2021 also proposes to provide $20.3 million over five years, beginning in 2021-22, to work with Indigenous partners to ensure that appropriate monitoring mechanisms are in place to measure progress and to keep the government accountable, now and in the future.

The proposed Budget 2021 investments build on investments made as part of the 2020 Fall Economic Statement, which announced $781.5 million over five years, beginning in 2021-22 and $106.3 million ongoing. This included:

●    $724.1 million to launch a comprehensive Violence Prevention Strategy to expand access to culturally relevant supports for Indigenous women, children, 2SLGBTQQIA+ people facing gender-based violence. This strategy will support new shelters and transition housing for First Nations, Inuit, and Métis peoples across the country, including on reserve, in the North, and in urban areas.

●     $49.3 million to support the implementation of Gladue Principles in the mainstream justice system and Indigenous-led responses in order to help reduce the overrepresentation of Indigenous peoples in the criminal justice and correctional systems.

●     $8.1 million to develop Administration of Justice Agreements with Indigenous communities to strengthen community-based justice systems and support self-determination

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8.4 Walking the Path to Reconciliation and Self-determination

The Government of Canada is committed to supporting self-determination and self-government as part of its efforts to forge stronger relationships with First Nation, Inuit, and Métis peoples.

The federal government also recognizes that meaningful action is required to address the systemic racism many Indigenous peoples face, including in their interactions with public institutions.

Budget 2021 presents the next steps in the federal government’s plan to ensure Indigenous peoples have greater say over the policies and programs that affect their lives.

Implementation of Legislation on the United Nations Declaration on the Rights of Indigenous Peoples

The United Nations Declaration on the Rights of Indigenous Peoples is the most comprehensive international instrument on the rights of Indigenous peoples. It provides guidance on co-operative relationships with Indigenous peoples based on the principles of equality, partnership, good faith and mutual respect for the survival, dignity and well-being of Indigenous peoples. In December 2020, the Government introduced Bill C-15, United Nations Declaration on the Rights of Indigenous Peoples Act, which was developed with Indigenous partners, fulfilling its commitment to introduce legislation to implement the Declaration as government legislation.

Budget 2021 proposes to provide $31.5 million over two years, starting in 2021-22, to support the co-development of an Action Plan with Indigenous partners to implement this legislation and to achieve the objectives of the Declaration. This process will support Indigenous self-determination and enhance nation-to-nation, Inuit-Crown and government-to-government relationships.

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Escalating 10-Year Grant Funding

To help advance a new fiscal relationship with First Nations, a new 10-year grant funding mechanism was implemented in 2019. This initiative aims to provide more long-term stabilized program supports for eligible First Nations who choose to join the grant. It allows them to build capacity, do effective planning, and account for inflation and population increases on reserve. The government has also committed to escalate the 10-year grants to address price and population growth and ensure that funding keeps pace with the needs of First Nations.

Budget 2021 proposes to provide $2.7 billion over 10 years, starting in 2021-22, to ensure that funding for core programs and services provided through the 10-year grants addresses key cost drivers. Escalation will be based on inflation and the population of each community, but a minimum of 2 per cent annual growth will be provided to ensure that First Nations within the grant receive stable and predictable funding. This will strengthen communities’ ability to design and deliver services in a manner that reflects community priorities.

Supporting Indigenous Governance and Capacity

Core governance support is essential for First Nations leaders to effectively serve their communities and advance self-determination.

Budget 2021 proposes to provide $104.8 million over two years, starting in 2021-22, to support the administrative capacity of First Nations governments and other organizations that deliver critical programs and services.

Budget 2021 also proposes to invest $151.4 million over five years, starting in 2021-22, to provide wrap-around supports for First Nations with the greatest community development needs.

Advancing Specific Claims Settlements

The specific claims process helps right past wrongs and address First Nations’ long-standing grievances through negotiated settlements. Canada is continuing to consult in order to co-develop program reforms. To provide timely payment of negotiated settlements of specific claims, while this work continues, Budget 2021 will replenish the Specific Claims Settlement Fund in 2022-23.

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Commemorating the Legacy of Residential Schools

The Residential School System is a shameful, tragic, and defining part of

Canada’s history. It was born of colonial practices that left negative impacts on generations of Indigenous peoples. As part of our collective duty to remember:

Budget 2021 proposes to provide $13.4 million over five years, with $2.4 million ongoing, to Canadian Heritage for events to commemorate the history and legacy of residential schools, and to honour survivors, their families and communities, as well as to support celebrations and commemoration events during the proposed National Day for Truth and Reconciliation.

This builds on investments since 2015 to commemorate the legacy of residential schools; support the efforts of Indigenous peoples to reclaim, revitalize, maintain and strengthen Indigenous languages and cultures including the passage and support for the co-developed Indigenous Languages Act; and to continue to provide healing supports for residential school survivors and their families. The government has also announced more than $700 million in new funding through a variety of programs and initiatives to help strengthen Indigenous languages and cultures, with additional proposed investments of more than $460 million in this Budget.

Support for Indigenous-led Data Strategies

Access to reliable and culturally relevant data on Indigenous peoples is critical to building a complete portrait of Indigenous lived experiences, unmasking inequalities, and ensuring delivery of effective policies and programs.

Indigenous-led data strategies can further self-determination by providing First Nations, Inuit, and Métis Nation governments and organizations with the data they need to support their communities.

Budget 2021 proposes to invest $73.5 million over three years, starting in 2021-22, to continue work towards the development and implementation of a First Nations Data Governance Strategy.

Budget 2021 proposes to invest $8 million over three years, starting in 2021-22, to support Inuit and Métis baseline data capacity and the development of distinctions-based Inuit and Métis Nation data strategies.

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Engagement with Indigenous Peoples

The government is committed to renewing the relationship with Indigenous peoples through increased engagement, partnership, and co-development of policy and programs. In Budget 2016, the government announced new investments to support the capacity of Indigenous Representative Organizations to engage with the government. To continue to support this important work:

Budget 2021 proposes to provide $50 million over five years, starting in 2021-22, and $10 million ongoing, to renew and make permanent dedicated consultation and policy development funding.

Supporting Self-determination Through Tax Agreements

Tax arrangements between the Crown and Indigenous governments support self-determination and social and economic development by creating opportunities for Indigenous governments to raise tax revenues within their reserve or settlement lands in support of community priorities.

The federal government continues to be committed to negotiating agreements with interested Indigenous governments that enable them to implement a First Nations Goods and Services Tax within their reserves or settlement lands and with interested self-governing Indigenous governments to enable them to implement a personal income tax within their lands. The federal government also remains committed to facilitating similar arrangements between interested provincial and territorial governments and Indigenous governments.

Budget 2021 announces the Government of Canada’s intention to engage with interested Indigenous governments and organizations on a framework for the negotiation of agreements that would enable interested Indigenous governments to implement a fuel, alcohol, tobacco, and cannabis sales tax within their reserves or settlement lands.

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Supporting First Nations Priorities

Budget 2021 proposes significant investments for First Nations to advance initiatives across a number of priority areas. Here is a summary of those investments:

●    $2.5 billion over five years to build on the existing distinctions-based approach to Indigenous Early Learning and Child Care, with a long-term investment in Indigenous-led programming that parallels the government’s commitment to provinces and territories. This includes $515 million for before- and after-school care on reserve, plus additional support for First Nations programming and capacity-building.

●    $1.4 billion to see Indigenous communities and businesses through the COVID-19 pandemic, including distinctions-based funding under the Indigenous Community Support Fund and the Indigenous Community Business Fund, funding to maintain the public health response in First Nations communities, and support for the First Nations Finance Authority.

●    $1 billion to increase funding under the First Nations Child and Family Services Program.

●    More than $2.4 billion over five years to improve essential health, education, and social services on reserve, including health services in remote and isolated communities and transforming health systems, elementary and secondary education, and on-reserve income assistance.

●    $775 million over five years to maintain medically necessary services provided through the Non-Insured Health Benefits Program.

●    $598 million over three years to support a Distinctions-Based Mental Wellness Strategy.

●    $177 million over two years to support Indigenous post-secondary students and institutions during COVID-19.

●    $1.7 billion over five years to cover operations and maintenance costs of on reserve community infrastructure in First Nations communities. First Nations will also have access to the $4.3 billion distinctions-based Indigenous Community Infrastructure Fund to support immediate demands, as prioritized by Indigenous partners, with shovel-ready projects in their communities.

●    $64 million to help Indigenous entrepreneurs, including Indigenous women, access capital and business supports to start and grow their businesses.

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●    Funding for a range of measures to end the national tragedy of missing and murdered Indigenous women and girls, anchored in the four interconnected thematic areas of culture, health and wellness, human security and safety, and justice.

●    $584 million over five years to co-develop a legislative framework for First Nations policing that recognizes it as an essential service, and to stabilize and expand the First Nations Policing Program.

●    $109 million over five years to repair, renovate, and replace policing facilities in First Nation and Inuit communities.

●    More than $165 million over five years to enhance Indigenous-led crime prevention strategies and community safety services

●    More than $460 million over five years to support language reclamation and revitalization, Indigenous cultural spaces, sport programming for Indigenous women and girls, events to commemorate the legacy of residential schools, and preserve Indigenous heritage

●    $31 million over two years to support the co-development of an Action Plan with Indigenous partners to implement legislation on the United Nations Declaration on the Rights of Indigenous Peoples.

●    $2.7 billion over 10 years to escalate the 10-year grants to address key cost drivers such as changes in inflation and population in First Nations communities

●    More than $373 million over five years to support First Nations governance, support Additions to Reserve, and further a First Nations Data Governance Strategy.

First Nations will also benefit from:

●    Access to $36 million over three years in investments to help build capacity and create jobs in Indigenous communities through clean energy projects.

●    $163 million over three years to support food security in isolated northern communities.

●    Access to $138 million for Indigenous recipients through a $1.4 billion top-up to Infrastructure Canada’s Disaster Mitigation and Adaptation Fund to help Indigenous communities adapt to climate change.

●    $23 million over five years to engage on developing a plan to transition from open net-pen salmon farming in British Columbia’s waters by 2025,and collaborate with Indigenous communities to pilot area-based management approaches to managing aquaculture activities in priority areas of British Columbia.

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●    $647 million over five years to stabilize and conserve wild Pacific salmon populations, including funding to engage with First Nations and fish harvesters

●    $10 million to extend the Sustainable Fisheries Solutions and Retrieval Support Program to support projects from applicants, including Indigenous communities and organizations, that retrieve and dispose of fishing related plastic waste, test new fishing technology and support international efforts to decrease discarded or abandoned gear.

●    Extending the Indigenous Business Initiative to June 30, 2021 to support Indigenous businesses during the COVID-19 pandemic by providing interest-free loans and non-repayable contributions for First Nations, Inuit,and Métis Nation businesses.

●    $87 million over five years to modernize federal procurement and create opportunities for specific communities by diversifying the federal supplier base. This will in part, support efforts to meet Canada’s target of 5 per cent of federal contracts being awarded to businesses managed and led by Indigenous people

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Supporting Inuit Priorities

The Government of Canada and Inuit Tapiriit Kanatami continue to work together to advance shared priorities through the Inuit-Crown Partnership Committee. Budget 2021 proposes to build on this work by advancing initiatives that will make a meaningful difference in Inuit communities,including:

●    $2.5 billion over five years to build on the existing distinctions-based approach to Indigenous Early Learning and Child Care, with a long-term investment in Indigenous-led programming that parallels the government’s commitment to provinces and territories. This includes support for Inuit programming and capacity-building.

●    $1.4 billion to see Indigenous communities and businesses through the COVID-19 pandemic with distinctions-based support through the Indigenous Community Support Fund and Indigenous Community Business Fund and funding for continued public health responses in Indigenous communities, including for Inuit.

●    $775 million over five years to maintain medically necessary services provided through the Non-Insured Health Benefits Program

●    $598 million over three years to support a Distinctions-Based Mental Wellness Strategy.

●    $177 million over two years to support Indigenous post-secondary students and institutions during COVID-19.

●    Access to the $4.3 billion distinctions-based Indigenous Community Infrastructure Fund to support immediate demands, as prioritized by Indigenous partners, with shovel-ready projects in Indigenous communities, including for Inuit.

●    $64 million to help Indigenous entrepreneurs, including Indigenous women, access capital and business supports to start and grow their businesses.

●    Funding for a range of measures to end the national tragedy of missing and murdered Indigenous women and girls, anchored in the four interconnected thematic areas of culture, health and wellness, human security and safety, and justice

●    $109 million over five years to repair, renovate, and replace policing facilities in First Nation and Inuit communities.

●    More than $165 million over five years to enhance Indigenous-led crime prevention strategies and community safety services.

●    $31 million over two years to support the co-development of an Action Plan with Indigenous partners to implement legislation on the United Nations Declaration on the Rights of Indigenous Peoples

268	Chapter 8

●    More than $460 million over five years to support language reclamation and revitalization, Indigenous cultural spaces, sport programming for Indigenous women and girls, events to commemorate the legacy of residential schools, and preserve Indigenous heritage.

●    $4 million over three years to support the development of an Inuit data strategy.

Inuit will also benefit from:

●    $40 million over three years to support feasibility and planning of hydroelectricity and grid interconnection projects in the North.

●    Access to $36 million over three years in investments to help build capacity and create jobs in Indigenous communities through clean energy projects.

●    Access to $138 million for Indigenous recipients through a $1.4 billion top-up to Infrastructure Canada’s Disaster Mitigation and Adaptation Fund to help Indigenous communities adapt to climate change.

●    $163 million over three years to support food security in isolated northern communities, including Inuit communities.

●    $12 million to renew the Standards to Support Resilience in Infrastructure Program, so that the Standards Council of Canada can continue updating standards and guidance in priority areas such as flood mapping and building in the North.

●    $25 million over three years to support pan-Arctic scientific research through the Polar Continental Shelf Program. These activities would also enhance employment and training opportunities for Indigenous people and Northerners.

●    $15 million over three years, starting in 2021-22, to accelerate archeological and conservation work on artifacts of international importance from the wrecks of HMS Erebus and HMS Terror.

●    $8 million to support the transformation of Aurora College into a polytechnic university

●    $87 million over five years to modernize federal procurement and create opportunities for specific communities by diversifying the federal supplier base. This will in part, support efforts to meet Canada’s target of 5 per cent of federal contracts being awarded to businesses managed and led by Indigenous people.

●    Extending the Indigenous Business Initiative to June 30, 2021 to support Indigenous businesses during the COVID-19 pandemic by providing interest-free loans and non-repayable contributions for First Nations, Inuit, and Métis Nation businesses.

Strong Indigenous Communities	269

Supporting Métis Nation Priorities

The signing of the Canada-Métis Nation Accord in April 2017 effectively reset the relationship between Canada and the Métis Nation. Budget 2021 continues progress by proposing investments in key Métis Nation priorities, including:

●    $2.5 billion over five years to build on the existing distinctions-based approach to Indigenous Early Learning and Child Care, with a long-term investment in Indigenous-led programming that parallels the government’s commitment to provinces and territories. This includes support for Métis Nation programming and capacity-building.

●    $1.4 billion to see Indigenous communities and businesses through the COVID-19 pandemic with distinctions-based support through the Indigenous Community Support Fund and Indigenous Community Business Fund and funding for continued public health responses in Indigenous communities, including for the Métis Nation.

●    $598 million over three years to support a Distinctions-Based Mental Wellness Strategy.

●    $177 million over two years to support Indigenous post-secondary students and institutions during COVID-19.

●    Access to the $4.3 billion distinctions-based Indigenous Community Infrastructure Fund to support immediate demands, as prioritized by Indigenous partners, with shovel-ready projects in Indigenous communities, including the Métis Nation.

●    $64 million to help Indigenous entrepreneurs, including Indigenous women, access capital and business supports to start and grow their businesses.

●    Funding for a range of measures to end the national tragedy of missing and murdered Indigenous women and girls, anchored in the four interconnected thematic areas of culture, health and wellness, human security and safety, and justice.

●    More than $165 million over five years to enhance Indigenous-led crime prevention strategies and community safety services.

●    More than $460 million over five years to support language reclamation and revitalization, Indigenous cultural spaces, sport programming for Indigenous women and girls, events to commemorate the legacy of residential schools, and preserve Indigenous heritage.

●    $31 million over two years to support the co-development of an Action Plan with Indigenous partners to implement legislation on the United Nations Declaration on the Rights of Indigenous Peoples.

270	Chapter 8

●    $4 million over three years to support the development of a Métis Nation data strategy.

Métis Nation communities will also benefit from:

●    Access to $36 million over three years in investments to help build capacity and create jobs in Indigenous communities through clean energy projects.

●    Access to $138 million for Indigenous recipients through a $1.4 billion top-up to Infrastructure Canada’s Disaster Mitigation and Adaptation Fund to help Indigenous communities adapt to climate change.

●    Extending the Indigenous Business Initiative to June 30, 2021 to support Indigenous businesses during the COVID-19 pandemic by providing interest-free loans and non-repayable contributions for First Nations, Inuit and Métis Nation businesses.

●    $87 million over five years to modernize federal procurement and create opportunities for specific communities by diversifying the federal supplier base. This will in part, support efforts to meet Canada’s target of 5 per cent of federal contracts being awarded to businesses managed and led by Indigenous people.

Strong Indigenous Communities	271

Chapter 8
Strong Indigenous Communities
millions of dollars
	2020-	2021	2022-	2023-	2024-	2025-
	2021	2022	2023	2024	2025	2026	Total
8.1. Healthy and
Vibrant
Communities	0	3,123	1,467	725	512	516	6,343
Supporting
Indigenous
Communities in
the Fight Against
COVID-19	0	1,225	2	2	2	2	1,231
Improving Health
Outcomes in
Indigenous
Communities	0	428	563	152	120	121	1,384
Distinctions-Based
Mental Wellness
Strategy	0	195	201	201	0	0	598
Supporting
Indigenous
Children and
Families	0	594	140	143	144	126	1,147
Providing High-
quality Education	0	270	177	227	247	267	1,188
Supporting
Indigenous Post-
secondary
Education during
COVID-19	0	102	75	0	0	0	177
On-reserve
Income Assistance	0	309	309	0	0	0	618
8.2. Building
Infrastructure
and Economic
Growth	0	1,204	1,953	1,987	763	389	6,296
Indigenous
Infrastructure	0	1,024	1,918	1,942	763	389	6,037
Supporting
Indigenous
Economies	0	150	0	0	0	0	150
Support for
Indigenous
Entrepreneurs	0	15	20	31	0	0	66
Redesigning the
Additions to
Reserve Policy	0	14	15	14	0	0	43

272	Chapter 8

	2020-	2021	2022-	2023-	2024-	2025-
	2021	2022	2023	2024	2025	2026	Total
8.3. Responding	0	223	412	453	260	238	1,585
to the Tragedy of
Missing and
Murdered
Indigenous
Women and Girls
Culture	0	107	185	150	7	5	453
Health and	0	25	54	56	2	2	139
Wellness
Human Security	0	64	132	208	239	217	861
and Safety
Justice	0	18	30	27	0	0	75
Working with	0	9	11	12	12	13	57
Partners
8.4. Walking the
Path to
Reconciliation
and Self-
determination	0	136	211	174	182	234	938
Implementation of
Legislation on the
United Nations
Declaration on the
Rights of
Indigenous
Peoples	0	15	16	0	0	0	31
Escalating 10-Year
Grant Funding	0	32	60	94	134	185	505
Supporting
Indigenous
Governance and
Capacity	0	55	92	36	36	36	256
Commemorating
the Legacy of
Residential
Schools	0	4	2	2	2	2	13
Support for
Indigenous-led
Data Strategies	0	20	31	31	0	0	82
Engagement with
Indigenous
Peoples	0	10	10	10	10	10	50

Strong Indigenous Communities	273

	2020-	2021	2022-	2023-	2024-	2025-
	2021	2022	2023	2024	2025	2026	Total
Additional
Investments
Supporting
Strong
Indigenous
Communities	0	8	5	5	2	2	23
Parks Canada
Capacity for
Indigenous
Engagement	0	2	2	2	2	2	11
Funding proposed for Parks Canada to support the Agency’s capacity to engage at Recognition of Indigenous Rights and Self-Determination discussion tables. This measure will support the government’s commitment to negotiating workable arrangements with Indigenous groups to define how each group will exercise its Aboriginal rights.
Supporting the
Resolution of
Indigenous
Childhood Claims	0	3	0	0	0	0	3
Funding proposed for Crown-Indigenous Relations and Northern Affairs Canada to support work to resolve historic childhood claims in a manner that is fair, compassionate, and respectful.
Supporting
Indigenous
Partners for
Meaningful Crown
Consultation and
Engagement	0	3	3	3	0	0	9
Funding proposed for Crown-Indigenous Relations and Northern Affairs Canada to negotiate and implement Consultation Protocols. This measure will support the government’s commitment to meaningful engagement and consultation with Indigenous people on projects or changes that could impact their traditional territories and Aboriginal and treaty rights.
Chapter 8 Sub-	0	4,695	4,048	3,344	1,720	1,378	15,184
total
Less: Provisions for	0	-431	-562	-364	-403	-427	-2,188
Anticipated
Cabinet Decisions
Not Yet Made
Included in
Previous Budgets
or Updates
Chapter 8 - Net	0	4,263	3,486	2,980	1,317	951	12,997
Fiscal Impact

Note: Numbers may not add due to rounding.

274	Chapter 8

Chapter 9

Protecting Our Shared Values

Canadians are rightly proud of our global reputation as a diverse, fair, safe, and open society.

The government will stand up for Canadians’ shared values, including: the rule of law; protection of the environment; freedom from persecution as a result of one’s race, religion, sexuality, ethnicity, national origin, gender identity or expression, age, or ability; the preservation of language and culture; the protection of the world’s most vulnerable; and the promotion of peace, security, and human rights, including the rights of women and girls.

The government is protecting communities through a firearms ban, protecting Canadians through investments in defence, and protecting and upholding our values through amendments to our justice system and public safety that make them more responsive to the needs of Canadians.

Amid the global pandemic, our global interconnectedness has never been more evident. We are all in this together.

9.1 Promoting Our Two Official Languages

For more than 50 years, the Official Languages Act has upheld the equal status of English and French. Our two official languages and our linguistic duality are part of who we are as Canadians.

The government also recognizes that Canada’s French language situation is unique and that the federal government has the responsibility to actively protect and promote the language. The government has been consulting with Canadians about how to better protect the use of the French language, support the vitality of official language minority communities—including the institutions and rights of Francophones outside of Quebec—and improve bilingualism in our public institutions. To meet the needs of Canadians for the next 50 years, the government is committed to introducing amendments to the Official Languages Act.

The government also remains committed to the work already underway to revitalize, strengthen, and maintain Indigenous languages in Canada. More details can be found in Chapter 8.

Protecting Our Shared Values	275

Promoting Official Languages

The federal government is committed to promoting the vitality of Canada’s official language minority communities and fostering bilingualism in Canada—now and for generations to come. In the recently released paper entitled English and French: Towards a Substantive Equality of Official Languages in Canada, the government proposed fundamental changes to establish a new linguistic balance and pave the way for official languages for the next 50 years. This new funding commitment will support these reforms, bolster the vitality of official language minority communities, and celebrate the voices they bring to our country’s landscape.

Budget 2021 proposes to provide $180.4 million over three years, starting in 2021-22, to Canadian Heritage to support students across the country in achieving greater levels of bilingualism. Being bilingual is a competitive advantage to Canadians. Every time a child cannot go to French immersion school, we lose a future bilingual citizen. This funding will be used to enhance French immersion and French second-language programs in schools and post-secondary institutions; help provinces and territories meet the strong demand from students and parents for spaces in French immersion and French second-language programs; boost the existing strategy for teacher recruitment and retention; as well as support learning French from early childhood.

Budget 2021 proposes to provide $121.3 million over three years, starting in 2021-22, to Canadian Heritage to make high-quality post-secondary minority-language education available across Canada.

Budget 2021 proposes to provide $81.8 million over two years, starting in 2021-22, to Canadian Heritage to support the construction, renovation, and expansion of the educational and community spaces that serve official language minority communities.

Budget 2021 proposes to provide $6.4 million to Canadian Heritage and $2.3 million to the Treasury Board Secretariat, over two years, starting in 2021-22, to move forward with modernizing the Official Languages Act.

276	Chapter 9

9.2 Keeping Canadians Safe and Improving Access to Justice

Every Canadian should feel safe in their community and everyone should receive equitable treatment under the law.

To keep Canadians safe and protect the integrity of our public institutions, the government is proposing measures that strengthen our democratic process, reduce violent crime, and make the justice system more responsive to the needs of all Canadians.

Gun Control

Firearms were used in more than 40 per cent of homicides in Canada in 2019. There were over 107,000 victims of police-reported intimate-partner violence in Canada in 2019. For 660 of them, a firearm was present. Women accounted for almost 8 in 10 victims of all incidents and they were even more likely to be the victim in the 660 incidents where a firearm was present.

According to the Canadian Medical Association Journal, in a study of 6,400 firearm-related incidents in Ontario, young men in cities and predominantly lower-income were more likely to be involved in assaults. But two-thirds of the cases involved self-harm by men over the age of 45, across all income levels, and living mainly in more remote parts of the province; of those cases, 92 per cent were fatal.

Communities across Canada have seen too many tragedies as a result of firearms.

On February 16, 2021, the government introduced legislation to amend the Criminal Code and Firearms Act to strengthen gun control in Canada, support handgun bans in our cities, and eliminate all legal use of prohibited military-assault style firearms among other measures. To continue this critical work and protect Canadians from gun violence:

Budget 2021 proposes to provide $312 million over five years, starting in 2021-22, and $41.4 million ongoing, to implement legislation to help protect Canadians from gun violence and to fight gun smuggling and trafficking. Funding will support the Royal Canadian Mounted Police, the Canada Border Services Agency, and Public Safety Canada, and builds on investments made in the 2020 Fall Economic Statement. These measures will fight gun crime in our communities and keep Canadians safe.

Protecting Our Shared Values	277

Advancing a National Action Plan to End Gender-Based Violence

The Government of Canada is committed to building a country free of gender-based violence.

Gender-based violence costs women and gender-diverse people their lives. It has profound effects on children. And according to estimates, Canadians collectively spend billions annually to deal with the aftermath.

Every 2.5 days a woman or girl is killed in Canada. In the last year alone there were over 160 women violently killed. Sexual assault is a gendered crime that is far more likely to target women, especially young women. Sadly, the rate of sexual assault is not declining, according to Statistics Canada, with police-reported sexual assaults increasing every year from 2015 to 2019.

Those at highest risk of violence are those living in rural and remote areas, Indigenous women, Black women, women with disabilities, women of colour, gender non-binary and LGBTQ2 people.

During the pandemic, job losses, financial stresses, and self-isolation have created conditions for a rise in gender-based violence—82 per cent of those who work on the front lines report an increase in the frequency and severity of violence experienced by survivors. Since March 2020, the federal government has announced up to $100 million for organizations providing emergency support and services to survivors of gender-based violence.

In 2017, the Government of Canada launched the Gender-Based Violence Strategy. Nearly $200 million starting in 2017-18 until 2022-23, and over $40 million per year ongoing, has been committed through the strategy to prevent gender-based violence, support survivors and their families, and promote responsive legal and justice systems. The government has also launched a $100 million Feminist Response and Recovery Fund, creating building blocks for long-term, lasting change to advance women’s equality.

The government—in consultation with provinces, territories, municipalities, Indigenous peoples, gender-based violence—experts, stakeholders and, most importantly, survivors of gender-based violence is moving forward on developing a National Action Plan to End Gender-Based Violence, focusing on ensuring that anyone facing gender-based violence has reliable and timely access to protection and services, no matter where they live.

Budget 2021 proposes to invest $601.3 million over five years, starting in 2021-22, to advance towards a new National Action Plan to End Gender-Based Violence, as outlined below.

278	Chapter 9

Gender-Based Violence Organizations

To enhance the capacity and responsiveness of organizations such as sexual assault centres, women’s shelters, and other organizations that provide critical and often life-saving services and supports for women, girls, LGBTQ2, and gender non-binary people experiencing violence:

Budget 2021 proposes to invest $200 million over two years, starting in 2021-22, for the Department for Women and Gender Equality to support gender-based violence organizations.

Gender-Based Violence Program

To make our communities more resilient to the threats of gender-based violence, including initiatives that support at-risk populations and survivors—almost half of whom are between the ages of 18 and 24, with nearly three in ten survivors under the age of 18—and that educate men and boys, so that all people recognize the role they play in ending gender-based violence:

Budget 2021 proposes to invest $105 million over five years, starting in 2021-22, for the Department for Women and Gender Equality to enhance its Gender-Based Violence Program. Funding will go to initiatives that engage men and boys. It will increase funding for initiatives to stop human trafficking, including support for at-risk populations and survivors. It will also provide support for testing and implementing best practices to address gender-based violence, with a focus on projects that could be scaled at the national level.

National Action Plan to End Gender-Based Violence Secretariat

To establish a dedicated secretariat to coordinate the ongoing work towards the development and implementation of the National Action Plan to End Gender-Based Violence, and to continue engagement with provinces, territories, municipalities, Indigenous peoples, gender-based violence experts, stakeholders and, most importantly, survivors of gender-based violence:

Budget 2021 proposes to provide $14 million over five years, starting in 2021-22, for the Department for Women and Gender Equality.

Protecting Our Shared Values	279

Increased Data Collection

To build a better foundation of data around gender-based violence upon which government can build stronger policies and take stronger action:

Budget 2021 proposes to provide $11 million over five years, starting in 2021-22, for the Department for Women and Gender Equality for gender-based violence research and knowledge mobilization, with funding supporting community research models, working with Statistics Canada to develop a national femicide database, and enhancing the sample size of national gender-based violence surveys.

Indigenous Peoples

In recognition that Indigenous women, girls and 2SLGBTQQIA+ people are much more likely to experience violence than non-Indigenous women, and that the homicide rate for this community was seven times higher than for non-Indigenous women:

Budget 2021 proposes to provide $55 million over five years, starting in 2021-22, for the Department for Women and Gender Equality to bolster the capacity of Indigenous women and 2SLGBTQQIA+ organizations to provide gender-based violence prevention programming aimed at addressing the root causes of violence against Indigenous women, girls, and 2SLGBTQQIA+ people. These investments are in addition to those outlined in Chapter 8 to address the national tragedy of missing and murdered Indigenous women and girls.

Safer Relationships

To pilot interventions that promote healthy relationships and prevent violence in the home:

Budget 2021 proposes to provide $50 million over five years, starting in 2021-22, for the Public Health Agency of Canada to design and deliver interventions that promote safe relationships and prevent family violence, including intimate partner violence, child maltreatment, and elder abuse.

Crisis Hotlines

To support crisis hotlines that are experiencing a rise in call volumes during the pandemic:

Budget 2021 proposes to provide $30 million over five years, starting in 2021-22, for the Department for Women and Gender Equality so that crisis hotlines can serve the urgent needs of more Canadians and offer more robust services, resources, and supports to prevent the escalation of gender-based violence.

280	Chapter 9

Free Legal Advice

To help ensure access to free legal advice and legal representation for survivors of sexual assault and intimate partner violence, no matter where they live:

Budget 2021 proposes to provide $85.3 million over five years, starting in 2021-22, for Justice Canada. Funding will support a national program for independent legal advice and independent legal representation for victims of sexual assault, as well as to support pilot projects for victims of intimate partner violence.

Protections for Women and Children during Divorce or Separation

Women are six times more likely to be killed by a former spouse than a spouse with whom they are living. When co-parenting during a divorce or separation, having supervised options can protect women’s safety and protect children from experiencing violence in their homes. To support supervision services for parenting time in cases of separation and divorce:

Budget 2021 proposes to provide $28.4 million over five years, starting in 2021-22, for Justice Canada. This will protect the safety and well-being of children and families.

Child Exploitation

The online exploitation of children is disturbing and alarming. The government supports innovative tools to fight child sexual exploitation including the Canadian Centre for Child Protection’s Project Arachnid, which is a world-leading tool to detect and remove exploitative content from the internet. But more must be done to ensure children are protected and to stop perpetrators:

Budget 2021 proposes to provide $20.7 million over five years, starting in 2021-22, for the Royal Canadian Mounted Police to enhance its ability to pursue online child sexual exploitation investigations, identify victims and remove them from abusive situations, and bring offenders to justice—including those who offend abroad.

Support for Newcomers

To support newcomers and refugees who experience gender-based violence:

Budget 2021 proposes to provide $2 million over five years, starting in 2021-22, for Immigration, Refugees and Citizenship Canada to increase access to information and support for new Canadians facing family and gender-based violence, including enhancing the availability

Protecting Our Shared Values	281

of anti-violence resources. This will help ensure that newcomers’ lives in Canada get off to a safe and successful start.

In addition, as outlined in Chapter 6, the government is proposing to reallocate $250 million in funding which will be used for transitional housing and shelter spaces for women and children fleeing violence, as well as provide additional rental assistance through the Canada Housing Benefit for low-income women and children fleeing violence.

Additional details on the government’s National Action Plan to End Gender-Based Violence will be announced in the coming months.

Preventing Radicalization to Violence

In recent years, Canada and the world have witnessed an increase in radicalization that leads to violence. This poses a significant threat to public safety. To prevent violent extremism:

Budget 2021 proposes to provide $8.2 million over three years, starting in 2021-22, for the Canada Centre for Community Engagement and Prevention of Violence to increase support and research for frontline initiatives and programming that prevent and counter radicalization to violence, including violent misogyny. This work will support the forthcoming National Action Plan to End Gender-Based Violence.

Better Job Protections for Parents of Young Victims of Crime

The death or disappearance of a child is devastating and can leave parents unable to work. In September 2018, the Government of Canada introduced a more inclusive and flexible Canadian Benefit for Parents of Young Victims of Crime, to ensure victims’ families continue to get the help they need.

This benefit provides up to 104 weeks of income support to eligible applicants, who have suffered a loss of income because they took time away from work to cope with the death or disappearance of a child or children, as a result of a probable Criminal Code offence.

The Government of Canada is announcing its intention to amend the Canada Labour Code to ensure that employees in the federally regulated private sector have job protection when they avail themselves of this new benefit.

282	Chapter 9

Diverting Youth Away from the Justice System

At present, certain groups of young people are significantly overrepresented in the youth criminal justice system. In 2018-19, 43 per cent of youth admitted to correctional services were Indigenous — over four times higher than their share of the population.

The government is committed to addressing systemic inequities in the criminal justice system. That includes at early stages, when, instead of going into custody, young people can be redirected to community-based programming that encourages rehabilitation and reduces criminal behaviour over the long-term. To address overrepresentation of certain groups and reduce youth crime and youth incarceration rates:

Budget 2021 proposes to provide $216.4 million over five years, starting in 2021-22, and $43.3 million ongoing for the Youth Justice Services Funding Program to increase funding to the provinces and territories in support of diversion programming and to help reduce the overrepresentation of Indigenous peoples, Black Canadians, and other racialized groups in the youth justice system. By diverting youth to the right services at the right time and addressing the root causes of crime, this measure would help reduce the crime rate and promote better outcomes for young people and their communities.

Expanding Access to Drug Treatment Courts

The pandemic has exacerbated the crisis of problematic substance use in Canada. The government takes a public-health centered approach to addiction. With Bill C-22, the government has proposed legislative amendments that require police and prosecutors to consider alternatives, such as diversion to addiction treatment programs, instead of laying charges or prosecuting people for simple drug possession. Drug treatment courts can break the cycle of drug addiction and criminal behaviour by helping non-violent offenders get the treatment they need. Since 2015, the federal government has provided over $25 million to support 13 drug treatment courts, which treat an average of 200 clients per day. To make our communities safer and support families struggling with addiction:

Budget 2021 proposes to provide $40.4 million over five years, beginning in 2021-22, and $10 million ongoing, to support up to 25 additional drug treatment courts. This funding will provide eligible participants with access to a comprehensive program that includes substance use treatment and social services support.

Protecting Our Shared Values	283

Enhancing Legal Support for Vulnerable Communities

The government is committed to building a strong justice system and ensuring fair outcomes for all involved. That is why the government is making investments to support access to legal information and advice for racialized Canadians and asylum seekers.

Budget 2021 proposes to provide $21.5 million over five years, starting in 2021-22, for a Racialized Communities Legal Support Initiative. This would support organizations that provide free public legal education and information as well as organizations that provide legal services and advice to racialized communities.

Budget 2021 also proposes to provide an additional $26.8 million, in 2021-22, to enable participating provinces to maintain immigration and refugee legal aid support for asylum seekers, while protecting the efficiency and integrity of the asylum system.

Supporting Work to Address Systemic Racism in Public Safety Institutions

All people in Canada should be treated fairly by our public safety agencies. Yet, systemic racism exists in Canada and racialized communities and Indigenous peoples continue to be overrepresented in the justice system and far too many Canadians do not have confidence that public safety agencies are there to protect them. This must change.

Budget 2021 proposes to provide $75 million over five years, starting in 2021-22, and $13.5 million ongoing, to the Royal Canadian Mounted Police to take action, with steps to combat systemic racism through: reforming recruitment and training processes; the collection, analysis, and reporting of race-based data; more rapidly evaluating the impact of policing activities on certain communities; and improving community engagement and consultation with Black, Indigenous, and racialized communities.

284	Chapter 9

Reforming Canada’s Pardons Process

For a Canadian with a criminal record, the obstacles they face (long after serving out their sentence) can impede their ability to fully reintegrate and contribute to their community. A pardon increases access to jobs, education, stable housing, and makes communities safer by helping to end the cycle of crime. However, fees and difficult-to-navigate processes pose unnecessary barriers to pardons, particularly among marginalized groups.

Budget 2021 proposes to provide $88.2 million over five years, starting in 2021-22, with $13 million ongoing, to the Parole Board of Canada, the Royal Canadian Mounted Police, and Public Safety Canada. This funding would reduce application fees, create an online application portal, and support community organizations that help people navigate the pardon application process.

To help ensure that the pardons program works fairly and effectively to keep Canadians safe, the government is announcing its intention to amend the Criminal Records Act to make pardons more accessible to people who have served their sentences and are living law-abiding lives.

Reforming the Judicial Conduct Review Process

Canada’s judicial system is built on a foundation of trust, impartiality, and respect. The judges that preside over Canada’s federal, provincial, and territorial superior courtrooms should uphold these values, so it is important that when allegations of misconduct arise, investigations are conducted in an efficient, transparent, and accountable manner. To reform the judicial conduct process, while fully respecting judicial independence:

The government proposes to amend the Judges Act to reform the judicial conduct process by increasing public participation, streamlining appeals, and giving the Canadian Judicial Council new tools to address misconduct, at an estimated cost of $10 million over five years and $2 million ongoing.

Budget 2021 proposes to provide $8.5 million over five years, starting in 2021-22, and $0.5 million ongoing, to the Canadian Judicial Council and the Office of the Commissioner for Federal Judicial Affairs to continue investigations and inquiries during upcoming reforms as well as the proposed new process.

Budget 2021 proposes to amend the Judges Act to freeze a judge’s pension entitlements, as of the date the Canadian Judicial Council recommends a judge’s removal from office.

Protecting Our Shared Values	285

Enhancing the Capacity of Superior Courts

An accessible justice system requires efficient court processes that help Canadians obtain timely resolutions to their legal disputes. That is why the government has committed to creating new judicial positions. To help reduce court delays and enhance access to justice across Canada’s superior courts:

Budget 2021 proposes to amend the Judges Act, the Federal Courts Act, and the Tax Court of Canada Act to add 13 new superior court positions, including an Associate Chief Justice position for the Supreme Court of Newfoundland and Labrador. Budget 2021 also proposes to provide $49.3 million over five years, starting in 2021-22, and $10.4 million ongoing, for these 13 additional superior court judicial positions.

Maintaining Federal Court Services During COVID-19

To ensure the continued safe operation of Canada’s federal courts during the COVID-19 pandemic, the Courts Administration Service has adapted and implemented necessary public health measures.

Budget 2021 proposes to provide $5.4 million, in 2021-22, on a cash basis, to maintain safe court services for Canadians during the pandemic.

Re-establishing the Law Commission of Canada

A Law Reform Commission of Canada was first introduced in 1971 to provide independent legal advice to the Government of Canada. After being shuttered in 1992, it was re-established as the Law Commission of Canada, in 1997. Despite a track record of providing guidance on key legal questions (for example, on the matter of same-sex marriage), the commission was closed again in 2006. Independent expertise is critical if Canada’s legal system is to be responsive to the complex challenges of the day such as systemic racism in the justice system, legal issues around climate change, establishing a new relationship with Indigenous peoples, and rapid technological shifts in the world.

Budget 2021 proposes to provide $18 million over five years, starting in 2021-22, and $4 million ongoing, to Justice Canada to revive the Law Commission of Canada.

286	Chapter 9

Preventing the Spread of COVID-19 in Correctional Institutions

The Government of Canada has a responsibility to keep all Canadians safe from COVID-19 infection, including the inmates at federal correctional institutions, who are disproportionately Indigenous and Black, and staff. Since the start of the COVID-19 pandemic, the Correctional Service of Canada has worked to limit the spread of the virus within its institutions.

Budget 2021 proposes to provide $154.6 million, in 2021-22, to the Correctional Service of Canada to limit the spread of COVID-19 and keep staff and inmates safe, while enabling safe access to rehabilitative services. This includes the procurement of personal protective equipment, enhanced cleaning protocols, and support for increased use of IT for remote work, as necessary, during the pandemic.

Enhancing Data Collection on Cyber Security Threats

As our society becomes increasingly digital, the government must continually assess emerging cyber security threats and ensure that the government can respond and protect Canadians and Canadian businesses.

Budget 2021 proposes to provide $4.1 million over five years, starting in 2021-22, and $1.0 million ongoing, for Public Safety Canada to continue the cyber security and cybercrime survey program.

Improving How Access to Information Works for Canadians

Since 2015, the Government of Canada has invested approximately $35 million in incremental funds to improve Canadians’ access to information. To continually raise the bar on openness, effectiveness, and transparency in government and to provide requestors with the timely responses they deserve:

Budget 2021 proposes to provide an additional $12.8 million over five years, starting in 2021-22, to the Treasury Board of Canada Secretariat, to support further improvements to the online Access to Information and Personal Information Request Service, to accelerate the proactive release of information to Canadians, and to support completion of the Access to Information Act review. This will help address delays in response time that the government is committed to fixing.

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9.3. Defending Canada and Canadian Values

Canada’s 2017 defence policy, Strong, Secure, Engaged, set out a vision for a long-term, fully-funded plan to renew and re-equip the Canadian military, built around people. Providing the women and men of the Canadian Armed Forces with the training, equipment, and care they deserve is the most important objective of this policy. This investment is also central to defending Canada and promoting Canada’s values around the world.

Budget 2021 reaffirms Canada’s commitments to its allies.

The government also understands that for Canada’s military to truly renew, its culture must be one in which all members of the armed forces are safe and where sexual misconduct and abuse of power are not tolerated.

Addressing Sexual Misconduct and Gender-based Violence in the Military

The federal government has no tolerance for sexual misconduct or gender-based violence in the Canadian Armed Forces. Recently reported stories about misconduct are shining a light on the scope of the problem. The members of Canada’s military make enormous sacrifices to protect Canadians and, regardless of rank or gender, have an inalienable right to serve in safety, in a respectful and dignified work environment. Since the 2015 External Review into Sexual Misconduct and Sexual Harassment in the Canadian Armed Forces, important progress has been made, but there remains much work to do. The government is committed to taking further action to strengthen accountability mechanisms, promote culture change in the military, and provide a safe space for survivors to report misconduct and access the services they need. In addition to the Budget 2021 measures below, the federal government will have more to announce in the coming weeks on next steps.

Budget 2021 proposes to provide $236.2 million over five years, starting in 2021-22, and $33.5 million per year ongoing to the Department of National Defence and Veterans Affairs Canada, including $158.5 million over 5 years and $29.9 million per year ongoing funded from existing resources to expand their work to eliminate sexual misconduct and gender-based violence in the military and support survivors. Specifically:

-	Enhance internal support services to victims, including access to free, independent legal advice and enabling military members to access services without making a formal complaint.

-	Expand an existing contribution program to support community-based

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sexual assault service providers outside major urban military centres, and increase the reach of the Sexual Misconduct Response Centre that serves the Canadian Armed Forces to additional locations across Canada.

-	Pilot online and in-person peer support groups for Canadian Armed Forces members and veterans who experienced sexual misconduct during their service. These will be tailored to military experience.

-	Conduct research to inform targeted training and response frameworks, and engage external experts to support education and training to prevent sexual violence.

-	Implement new external oversight mechanisms to bring greater independence to the processes of reporting and adjudicating sexual misconduct within the military.

-	Undertake other initiatives to enhance institutional capacity to address harassment and violence, including enhancing the military justice system to better respond to allegations of misconduct and support survivors.

These investments will be part of the government’s broader National Action Plan to End Gender-Based Violence.

Supporting NORAD Modernization

Canada takes seriously its responsibility to defend against threats to North America, including as a member of the North American Aerospace Defence Command (NORAD). Since NORAD was established in 1958, the threats facing the continent have evolved significantly–including as climate change drives a changing strategic context in the Arctic. Building on commitments in Canada’s defence policy, Strong, Secure, Engaged, the Prime Minister and the President of the United States recently agreed to modernize NORAD and expand cooperation on continental defence and in the Arctic to keep people in both our countries safe.

Budget 2021 proposes to provide $163.4 million over five years, starting in 2021-22, with $111.1 million in remaining amortization, to support NORAD modernization. This investment would lay the groundwork for NORAD’s future, including through research and development of cutting-edge technologies that can detect and defend against threats to the continent.

Budget 2021 also proposes to provide $88.8 million over five years, starting in 2021-22, with $48.7 million in remaining amortization and $0.6 million per year ongoing, to sustain existing continental and Arctic defence capability.

These early measures will position Canada to move forward hand-in-hand with the United States on modernizing NORAD and to maintain continental defence

Protecting Our Shared Values	289

and deterrence capabilities. It will also support jobs and businesses in Canada’s North.

Increasing Canada’s Contributions to NATO

Since its creation in 1949, the North Atlantic Treaty Organization (NATO) has been a cornerstone of Canadian defence policy. In 2019, Canada committed to increase its contribution to the NATO Readiness Initiative, an agreement to enhance the pool of high-readiness forces and capabilities available for collective defence and crisis response. To follow through on this commitment and invest in a ready and capable collective defence force to help keep Canadians safe:

Budget 2021 proposes to provide $541.2 million over five years, starting in 2021-22, to the Department of National Defence to maintain an additional six fighter aircraft and a frigate as part of the NATO Readiness Initiative.

Budget 2021 also proposes to provide up to $305.9 million over five years, starting in 2020-21, to the Department of National Defence to cover higher Canadian contributions to NATO’s common budget and military activities.

This funding demonstrates Canada’s unwavering commitment to NATO and will strengthen this country’s capacity to respond to evolving global security challenges.

Advancing the Safer Skies Initiative

Canada launched the Safer Skies Initiative after Ukraine International Airlines Flight 752 was shot down by Iran on January 8, 2020, killing all 176 people on board, including 138 people with ties to Canada. Since then, Canada has been at the forefront of global efforts to uncover the full truth of what happened, including by highlighting the major shortcomings of the Iranian investigation, and demanding that Iran provide answers to Canadians who lost loved ones.

While we cannot bring back the lives lost, we can do our utmost to prevent similar tragedies in the future. The goal of the Safer Skies Initiative is to prevent civil aviation tragedies like Flight 752 from ever happening again. To achieve this, the initiative will bring together like-minded countries, international associations, industry, and the International Civil Aviation Organization to develop a warning system that can keep civilian aircraft out of dangerous conflict zones when the countries responsible for those conflict zones fail to act responsibly to close their dangerous airspace. Safe and secure air travel will be more important than ever when the world emerges from the global pandemic.

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To help protect Canadians and reduce civil aviation safety risks:

Budget 2021 proposes to provide $9.1 million over five years, starting in 2021-22, to Transport Canada for the continued development and implementation of the Safer Skies Initiative, which includes supporting the operations of the Conflict Zone Information Office.

To pay tribute to the students, teachers, and all those victims of Flight 752 who had ties to schools across Canada, the government will establish scholarships in memory of the victims of Flight 752.

On March 10, 2019, Ethiopian Airlines Flight 302 crashed near Addis Ababa, Ethiopia, claiming the lives of 157 people, including 18 Canadians and many others with ties to Canada. To honour the memory of those who died on Ethiopian Airlines Flight 302:

Budget 2021 also proposes to provide $5.6 million over five years, starting in 2021-22, to Transport Canada for commemoration initiatives, which could include scholarships.

To honour all victims of air tragedies, the government has designated January 8th of every year as a National Day of Remembrance for Victims of Air Disasters.

Sustaining Health Services for the Canadian Armed Forces

To continue protecting the health and safety of the women and men who serve in the Canadian Armed Forces, especially during COVID-19:

Budget 2021 proposes to provide $134.3 million over five years, starting in 2021-22, and $28.2 million per year ongoing, to ensure that Canadian Armed Forces members receive timely access to health care.

Better Equipping Our Coast Guard and Military

Public Services and Procurement Canada manages the procurement of equipment and ships for the Canadian Armed Forces and the Canadian Coast Guard. Procurement and project management volumes are increasing as Canada implements its defence policy, Strong, Secure, Engaged.

Budget 2021 proposes to provide $70.8 million over 10 years, starting in 2021-22, to ensure the timely delivery of defence and marine procurement projects.

Budget 2021 also proposes to provide $1.1 million in 2021-22 to augment the Cost and Profit Assurance Program, which saves millions annually through the audit and oversight of defence contracts.

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This funding will increase defence procurement efficiency, help Canada negotiate better contracts, improve oversight, and lower costs in the long run. Ultimately, it will help ensure our women and men in uniform receive the equipment they need.

Ensuring Procurement Partners Respect Canada’s Economic Interests

In December 2017, the government announced that the evaluation of bids for the competition to replace Canada’s fighter aircraft would include an assessment of bidders’ impact on Canada’s economic interests, and that any bidder that had harmed Canada’s economic interests would be disadvantaged.

Budget 2021 confirms the government will apply this policy to major military and Coast Guard procurements going forward. Companies found to have prejudiced Canada’s economic interests through trade challenges will have points deducted from their procurement bid score at a level proportional to the severity of the economic impact, to a maximum penalty.

This policy will protect Canada’s economic interests and make sure the government does business with trusted partners who value doing business with Canada.

9.4 Building a Safer, Resilient, and Equitable World

The government understands that to protect people, save lives, and defeat COVID-19, global collaboration is essential and that Canada has a responsibility to take action on shared challenges. In Budget 2021, the government is making investments to support Canada’s international COVID-19 response, with a focus on addressing the health needs in developing countries (Chapter 1).

Furthermore, it is important that our global economic recovery be fair and not leave the most vulnerable countries behind. This is the surest path to a more stable, peaceful, and prosperous world. That is why Budget 2021 commits an additional $1.4B over five years in international assistance to support developing countries and vulnerable populations respond to this crisis and to meet growing humanitarian needs around the world.

The government also recognizes that climate change and biodiversity loss do not respect borders. Not only do they represent existential threats in their own right, but they are also catalysts for instability, conflict, starvation, and pandemics. That is why Canada intends to build on its ambitious plan to reduce greenhouse gas emissions in Canada with an ambitious commitment to combat climate change and biodiversity loss around the world in the coming months leading up to the international COP conferences. These commitments will

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particularly help those already being affected by climate change to adapt, with a focus on those in low and middle income countries. This is part of Canada’s contribution to ensure 2021 is a transformative year for ambitious global climate action and COP26 is a success.

Increasing International Humanitarian Assistance

The COVID-19 pandemic has driven the number of people in need of humanitarian assistance to new highs. The United Nations estimates that 235 million people worldwide will require humanitarian assistance and protection in 2021.

Budget 2021 proposes to allocate an additional $165 million in 2021-22 to Global Affairs Canada to provide international humanitarian assistance to save lives and alleviate suffering resulting from conflicts, food insecurity, and other crises in developing countries.

This support would be used by trusted humanitarian partners to provide needs-based and gender-responsive assistance in vulnerable countries affected by protracted crises.

This funding is in addition to the $1 billion increase to Canada’s loan commitment to the International Monetary Fund’s Poverty Reduction and Growth Trust, which provides interest-free loans to low-income countries. Additionally since May 2020, Canada has provided more than $70 million in temporary debt service relief for the poorest countries through the G20 and Paris Club agreed Debt Service Suspension Initiative (DSSI). For the final DSSI extension to the end of 2021, announced by the G20 on April 7th, Canada could provide up to an additional $33 million in relief. Canada also strongly supports the G20 Common Framework for Debt Treatments which will enable more comprehensive debt relief for the poorest countries.

Responding to the Rohingya Crisis

Three years after Canada became the first country in the world to recognize the attacks perpetrated against the Rohingya minority as constituting a genocide, over 860,000 refugees are living in the world’s largest refugee camp, in Bangladesh. To continue to respond to this humanitarian crisis, encourage positive political developments, ensure accountability for the crimes committed, and enhance international cooperation:

Budget 2021 proposes to allocate $288.3 million over three years, starting in 2021-22, to Global Affairs Canada to respond to the Rohingya crisis.

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This investment is part of Canada’s ongoing efforts to address the crisis in Myanmar. Canada condemns the recent actions of the Myanmar military and State Administrative Council and stands with the people of Myanmar in their quest for democracy and human rights.

Response to the Venezuelan Migrant and Refugee Crisis

The political and economic situation in Venezuela has led to more than five million Venezuelans to flee their homes—and it is currently one of the world’s largest displacement crises. Canada is a key player in international efforts to find solutions to this crisis.

Budget 2021 proposes to provide $80.3 million over two years, starting in 2021-22, to Global Affairs Canada and Immigration, Refugees and Citizenship Canada to respond to the Venezuelan migrant and refugee crisis. This investment would enable Canada to help reduce human suffering, irregular migration, and security threats in the region, while improving the integration of migrants and refugees into host communities.

Extending Canada’s Middle East Strategy

Since 2016, Canada has been a major contributor to the international response to the crisis in Iraq, Syria, and neighbouring countries. Canada has worked with its allies to reduce instability in the region and counter terrorism by groups like Daesh through the NATO Mission in Iraq and Operation IMPACT.

While there has been progress, the situation remains fragile.

To continue providing development, humanitarian, and military support and advance peace and stability in the region:

Budget 2021 proposes to provide $527 million in 2021-22, on a cash basis, to Global Affairs Canada, the Department of National Defence, the Communications Security Establishment, and the Canadian Security Intelligence Service to extend Canada’s Middle East Strategy for another year.

Recapitalization of FinDev Canada

Private sector finance is critical to helping developing countries reduce poverty, economically empower women, and mitigate and adapt to climate change. FinDev Canada advances these objectives by supporting inclusive private sector growth and sustainability in developing countries.

Budget 2021 proposes to provide a $300 million recapitalization over three years, starting in 2023-24, to FinDev Canada, from the retained earnings of Export Development Canada, to allow FinDev Canada to build a portfolio totaling $1.4 billion.

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Supporting Developing Economies Through the International Finance Corporation

The International Finance Corporation (IFC) supports private-sector development in developing economies. In April 2020, the World Bank Group Board of Governors, which includes Canada, provided final approval for a US$5.5 billion capital increase for the IFC.

Budget 2021 proposes to provide US$175.9 million (an estimated $224.4 million) to the Department of Finance Canada through the International Assistance Envelope, to fully purchase the IFC shares allocated to Canada in 2021-22. Fully purchasing the shares allocated to Canada in 2021-22 would enable the IFC to rapidly expand its support in response to the COVID-19 crisis.

Supporting the African Development Bank

The financial capacity of the African Development Bank (AfDB) has been eroded by the COVID-19 crisis. This bank is a core development partner of Canada that plays a critical role in economic growth and development in Africa. In May 2020, Canada committed to provide US$253.4 million over eight years, starting in 2020-21, to purchase shares in the latest general capital increase of the AfDB.

Budget 2021 proposes to accelerate and complete Canada’s purchase of shares of the African Development Bank in 2022-23, rather than in 2027-28, to help alleviate the financial strain during the COVID-19 crisis and enable it to maintain support to its client countries through the recovery. Funding for Canada’s purchase of shares is allocated to Global Affairs Canada from the International Assistance Envelope.

Canadian Ombudsperson for Responsible Enterprise

A robust and responsible global trading system generates prosperity and jobs at home and abroad. The Canadian Ombudsperson for Responsible Enterprise (CORE) reflects the government’s commitment to advance the responsible conduct by Canadian companies when doing business abroad.

Budget 2021 proposes to provide an additional $16.0 million over five years, starting in 2021-22, and $3.3 million per year ongoing, to Global Affairs Canada to support the CORE. This would enable the CORE to fulfil its mandate of ensuring ethically, socially, and environmentally responsible practices of Canadian corporations when doing business abroad. To this end, the CORE will conduct reviews of human rights abuse allegations involving Canadian companies in the resource mining, oil and gas, and apparel sectors overseas.

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Chapter 9

Protecting Our Shared Values

millions of dollars

2020- 2021		2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
9.1. Promoting Our Two Official Languages	0	132	160	100	0	0	392
Promoting Official Languages	0	132	160	100	0	0	392
9.2. Keeping Canadians Safe and Improving Access to Justice	0	473	397	260	248	246	1,623
Gun Control[1]	0	55	73	64	62	57	312
Less: Funds Sourced From Existing Departmental Resources	0	-1	0	0	0	0	-1
Advancing a National Action Plan to End Gender-Based Violence	0	136	216	85	84	80	601
Less: Funds Sourced From Existing Departmental Resources	0	-7	-7	-7	-7	-1	-28
Preventing Radicalization to Violence	0	1	4	4	0	0	8
Diverting Youth Away from the Justice System	0	43	43	43	43	43	216
Expanding Access to Drug Treatment Courts	0	4	6	10	10	10	40
Enhancing Legal Support for Vulnerable Communities	0	31	4	4	4	4	48
Supporting Work to Address Systemic Racism in Public Safety Institutions	0	12	15	18	15	15	75
Reforming Canada’s Pardons Process	0	17	19	18	19	20	92
Less: Fee Revenues	0	-1	-1	-1	-1	-1	-4

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	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
Reforming the Judicial Conduct Review Process	0	6	6	3	3	3	19
Enhancing the Capacity of Superior Courts	0	10	9	10	10	10	49
Maintaining Federal Court Services During COVID-19	0	4	0	0	0	0	5
Re-establishing the Law Commission of Canada	0	1	5	4	4	4	18
Preventing the Spread of COVID-19 in Correctional Institutions	0	155	0	0	0	0	155
Enhancing Data Collection on Cyber Security Threats	0	1	1	1	1	1	4
Improving How Access to Information Works for Canadians	0	6	3	3	0	0	13
9.3. Defending Canada and Canadian Values	50	280	299	267	267	197	1,361
Addressing Sexual Misconduct and Gender-based Violence in the Military	0	64	63	37	37	35	236
Less: Funds Sourced From Existing Departmental Resources	0	-30	-30	-33	-34	-32	-159
Supporting NORAD Modernization	0	45	62	54	52	39	252
Increasing Canada’s Contributions to NATO	204	320	320	326	327	334	1,831
Less: Funds Sourced From Existing Departmental Resources	-153	-153	-153	-153	-153	-217	-984
Advancing the Safer Skies Initiative	0	3	3	3	3	3	15
Sustaining Health Services for the Canadian Armed Forces	0	26	26	27	27	28	134
Better Equipping Our Coast Guard and Military	0	6	7	7	7	7	35

New Opportunities for Canadians	297

2020- 2021		2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
9.4. Building a Safer, Resilient, and Equitable World	0	880	205	43	-29	-33	1,067
Increasing International Humanitarian Assistance	0	165	0	0	0	0	165
Responding to the Rohingya Crisis	0	95	96	96	0	0	288
Less: Funds Sourced From Existing Departmental Resources	0	-27	-27	-27	0	0	-80
Response to the Venezuelan Migrant and Refugee Crisis	0	39	41	0	0	0	80
Less: Funds Sourced From Existing Departmental Resources	0	-10	-10	0	0	0	-20
Extending Canada’s Middle East Strategy	0	527	0	0	0	0	527
Less: Funds Sourced From Existing Departmental Resources	0	-237	0	0	0	0	-237
Recapitalization of FinDev Canada	0	0	0	110	108	104	322
Less: Funds From the Retained Earnings of Export Development Canada	0	0	0	-100	-100	-100	-300
Supporting Developing Economies Through the International Finance Corporation	0	224	0	0	0	0	224
Supporting the African Development Bank	0	141	141	0	0	0	283
Less: Funds Previously Provisioned in the Fiscal Framework	0	-40	-40	-40	-40	-40	-202
Canadian Ombudsperson for Responsible Enterprise	0	3	3	3	3	3	16

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	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
Additional Investments – Protecting Our Shared Values	0	92	51	61	39	37	279
Leaders’ Debates Commission[2]	0	1	1	4	1	1	6
Less: Funds Previously Provisioned in the Fiscal Framework	0	0	-1	-5	0	0	-6

Realignment of funds proposed for the Leaders’ Debates Commission to ensure a base level of funding and readiness in a minority government context. This would ensure the Commission is ready and prepared to support leadership debates during the next election.

Enhancing IM/IT Systems to Support Transparent Lobbying	0	1	1	1	1	1	4

Funding proposed for the Office of the Commissioner of Lobbying of Canada to improve the resilience and capabilities of the office’s information management/information technology systems used to ensure transparent lobbying in Canada.

Supporting Parole Board of Canada Operations	0	1	2	2	2	2	8
Funding proposed for the Parole Board of Canada to ensure it can deliver its mandate to make fair and informed conditional release and record suspension decisions for offenders.
Modernizing the Department of National Defence’s Information Systems	0	89	48	60	36	34	267

Funding proposed for the Department of National Defence to upgrade the critical information systems it relies on to manage its assets, finances, and human resources. These projects will improve administrative efficiency and departmental planning, reducing costs and ensuring the Canadian Armed Forces have access to the equipment they need when and where it is required.

Chapter 9 - Net Fiscal Impact	50	1,857	1,112	731	525	447	4,722

1 Announced in February 2021.

2 Timing of estimated costs is notional and would depend on timing of federal election.

Note: Numbers may not add due to rounding

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Part Fair and Responsible Government

Chapter 10

Responsible Government

The government is focused on building the middle class and building an economy that works for everyone. To do that, Canadians need a tax system that is fair.

The COVID-19 pandemic has shed new light on the importance of delivering services to Canadians in a timely and efficient manner. Providing these services requires a continued commitment to ensuring that everyone pays their fair share of tax, so that essential supports can be available to those in need—especially in times of crisis.

In Canada, we have a progressive tax system. Those who make more pay more to support the services that all Canadians rely on. That is why the first thing the government did in 2015 was to raise taxes on the wealthiest to pay for a middle class tax cut. At the same time, the government is also committed to maintaining a strong financial sector that Canadians can count on to safeguard their savings and investments.

10.1 A Tax System that Promotes Fairness

Taxes help pay for the government programs and services that benefit Canadians. They provide a social safety net on which all Canadians can rely in times of crisis. And they make sure that Canada can invest in people and in helping our economy grow and recover.

A tax system in which everyone pays their fair share requires action on multiple fronts: addressing aggressive tax planning schemes; aligning our rules with evolving international norms; ensuring that digital service providers pay their fair share of taxes; and strengthening the government’s ability to crack down on tax evasion, money laundering, and terrorist financing.

The actions proposed in Budget 2021 will help Canada continue to have the resources needed to support the middle class and people working hard to join it, invest in Canadians, and keep our economy strong.

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Digital Services Tax

The government is committed to ensuring that corporations in all sectors, including digital corporations, pay their fair share of tax on the money they earn by doing business in Canada. Increasingly, many digital companies earn revenues from the active collection and use of Canadians’ data. In the 2020 Fall Economic Statement, the government announced that it would be moving ahead to implement a tax on corporations providing digital services. This builds on the changes announced at that time to ensure that the Goods and Services Tax/Harmonized Sales Tax applies in a fair and effective manner to the growing digital economy.

Canada has a strong preference for a multilateral approach to this issue. Work is underway to reach a multilateral agreement on cross-border digital taxation by mid-2021, and Canada is optimistic about the progress made this year. However, multilateral discussions have been going on since 2013. That is why, while Canada’s hope and preference is for a multilateral solution this summer, whether or not a deal is reached, Canada intends to take action.

Budget 2021 proposes to implement a Digital Services Tax at a rate of 3 percent on revenue from digital services that rely on data and content contributions from Canadian users. The tax would apply to large businesses with gross revenue of 750 million euros or more. It would apply as of January 1, 2022, until an acceptable multilateral approach comes into effect. This would help ensure that Canada’s tax rules capture new ways in which businesses carry out value-creating activities.

It is estimated that this measure will raise $3.4 billion in revenue over five years beginning in 2021-22.

Luxury Tax

Even as Canadians have sacrificed to keep our economy going through the pandemic, some of the wealthiest have done well. Those who can afford to buy luxury goods can afford to pay a bit more. To that end, the government is following through on its commitment to introduce a tax on select luxury goods.

Budget 2021 proposes to introduce a tax on the sales, for personal use, of luxury cars and personal aircraft with a retail sales price over $100,000, and boats, for personal use, over $250,000. The tax would be calculated at the lesser of 20 per cent of the value above the threshold ($100,000 for cars and personal aircraft, $250,000 for boats) or 10 per cent of the full value of the luxury car, boat, or personal aircraft. This measure would come into force on January 1, 2022.

It is estimated that this measure will increase federal revenues by $604 million over five years, starting in 2021-22.

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Tax on Unproductive Use of Canadian Housing by Foreign Non-resident Owners

Across the country, young Canadians who are starting to build their future are running up against sky-high housing prices.

In the 2020 Fall Economic Statement, the government announced that it would take steps over the coming year to implement a national, tax-based measure targeting the unproductive use of domestic housing that is owned by non-resident, non-Canadians. This will help to ensure that foreign, non-resident owners, who simply use Canada as a place to passively store their wealth in housing, pay their fair share.

Budget 2021 announces the government’s intention to implement a national, annual 1 per cent tax on the value of non-resident, non- Canadian owned residential real estate that is considered to be vacant or underused, effective January 1, 2022. The tax will require all owners, other than Canadian citizens or permanent residents of Canada, to file a declaration as to the current use of the property, with significant penalties for failure to file.

Homes are to live in. This measure is one tool among several to ensure that Canada’s housing market is a place to grow for Canadians starting their families and building their future.

In the coming months, the government will release a consultation paper to provide stakeholders with an opportunity to comment on the parameters of the proposed tax, including on whether special rules should be established for small tourism and resort communities. Moving forward, the government intends to work closely with provinces, territories, and municipalities.

It is estimated this measure will increase federal revenues by $700 million over four years, starting in 2022-23. These revenues will help to support the government’s significant investments to make housing more affordable for all Canadians.

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Limitations on Excessive Interest Deductions

Many firms borrow in order to fund their operations. Generally, the interest charges on those borrowings are considered a cost of doing business and, therefore, are deductible from income for tax purposes. However, some large companies, typically multinationals, use excessive deductions of interest to reduce the taxes they pay in Canada.

All G7 countries—except Canada—have taken action, as a result of the Base Erosion and Profit Shifting (BEPS) Project, to limit excessive interest deductions by large companies.

Budget 2021 proposes that, starting in 2023, the amount of interest that certain businesses can deduct be limited to 40 per cent of their earnings in the first year of the measure and 30 per cent thereafter. Relief will be provided for small businesses and for other situations that do not represent significant tax base erosion risks. The government expects to release draft legislation this summer and will seek stakeholder input on the new rules.

This strengthening of the rules on interest deductibility will ensure that large companies pay their fair share and bring Canada in line with other jurisdictions, including all our G7 peers. It is estimated that this measure will increase federal revenues by $5.3 billion over five years, starting in 2021-22.

Preventing Cross-border Tax Schemes

Hybrid mismatch arrangements are cross-border tax schemes, used primarily by multinational enterprises, that exploit differences between Canadian and foreign income tax laws to avoid paying their fair share of tax. Under the current rules, a multinational company can exploit the different treatment of certain business entities and financial instruments in Canada and another country to earn income that is not taxed in any country. These schemes not only erode the tax base that supports programs and services for Canadians, but they also give an unfair advantage to multinational enterprises over Canadian businesses, particularly our small and medium-sized businesses.

Budget 2021 proposes to amend the Income Tax Act to eliminate the tax benefits of hybrid mismatch arrangements. These proposals would be implemented in stages starting July 1, 2022.

These proposals will level the playing field and help ensure everyone pays their fair share. It is estimated that this measure will increase federal revenues by $775 million over four years starting in 2022-23.

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Mandatory Disclosure Rules

It is important that the Canada Revenue Agency be able to obtain timely information on arrangements that involve aggressive tax planning. Canada has been an active participant in the Base Erosion and Profit Shifting (BEPS) Project— an initiative of the G20 and the Organisation for Economic Co-operation and Development. The BEPS Project is primarily devoted to tackling the problem of certain corporations and wealthy individuals inappropriately shifting profits offshore and using other international tax avoidance schemes. This project has shown that stronger rules are needed to strengthen the Canada Revenue Agency’s ability to curtail tax evasion and aggressive tax avoidance in both the domestic and international context.

Budget 2021 launches public consultations on proposals to enhance Canada’s income tax mandatory disclosure rules, building on the advice of the BEPS Project. This consultation will address changes to the Income Tax Act’s reportable transaction rules, a new requirement to report notifiable transactions, and a new requirement for specified corporations to report uncertain tax treatments.

Tackling Tax Avoidance and Evasion

The government has made significant investments since 2015 to strengthen the Canada Revenue Agency’s (CRA’s) ability to crack down on complex tax schemes, increase collaboration with international partners, and ultimately bring offenders to justice. These investments have yielded positive results.

Budget 2021 builds on these previous investments with new measures to combat tax evasion and aggressive tax avoidance. Having the means to avoid paying one’s fair share should not mean that one can.

Budget 2021 proposes an additional $304.1 million over five years, starting in 2021–22, to allow the CRA to fund new initiatives and extend existing programs, including:

●	Increasing GST/HST audits of large businesses where risk assessment models have found the greatest risk of non-compliance.

●	Modernizing the CRA’s risk assessment process to prevent unwarranted and fraudulent GST/HST refund and rebate claims at the outset, and improve the ability to issue refunds for compliant businesses as quickly as possible.

●	Enhancing capacity to identify tax evasion involving trusts and provide better service to executors and trustees.

Responsible Government	307

Budget 2021 estimates that these measures to combat tax evasion and aggressive tax avoidance will recover $810 million in revenues over five years. Additional gains will be realized by provinces and territories, whose tax revenues will also increase as a result of these initiatives.

Strengthening the CRA

The success of the CRA’s work in combatting aggressive tax planning, the underground economy, and tax evasion depends on the CRA’s ability to collect outstanding taxes in a timely way.

Budget 2021 proposes to provide $230 million over five years, starting in 2021-22, for the CRA to improve its ability to collect outstanding taxes. It is anticipated that this proposal will lead to the collection of an additional $5 billion in outstanding taxes over five years.

Protecting the Fairness and Integrity of Our Tax System

The Federal Court of Appeal decision in Her Majesty The Queen v Cameco Corporation has highlighted concerns with the application of Canada’s domestic transfer pricing rules. Taking into account the court’s reasoning, the government believes that, without reform, shortcomings in the current transfer pricing rules can encourage the inappropriate shifting of corporate income out of Canada, artificially reducing corporations’ taxes owed in Canada. If not addressed, this poses a risk to the integrity of Canada’s corporate income tax system. Furthermore, Canada must ensure that there is not a separate set of rules that large corporations can play by.

Budget 2021 announces the government’s intention to consult on Canada’s transfer pricing rules with a view to protecting the integrity of the tax system while preserving Canada’s attractiveness as a destination for new investment and business activity.

In the coming months, the Department of Finance will release a consultation paper to provide stakeholders with an opportunity to comment on possible measures to improve Canada’s transfer pricing rules. The government will also take next steps to strengthen and modernize Canada’s general anti-avoidance rule, as announced in the 2020 Fall Economic Statement.

308	Chapter 10

Action Against Money Laundering and Terrorist Financing

Money laundering and terrorist financing are a threat to the security of the financial system. An effective regime to combat these threats is essential to protecting Canadians and the integrity of the financial sector.

Budget 2021 proposes to provide $4.6 million over four years, starting in 2022-23, and $0.6 million per year ongoing, to enable the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) to: build its expertise related to virtual currency; supervise the armoured car sector; and develop and administer a cost recovery scheme for its compliance activities.

The Canada Revenue Agency plays an important role in the fight against terrorist financing and money laundering in Canada. In support of this role, amendments to the Income Tax Act are needed to address legislative gaps and streamline the revocation process to prevent abuse of charitable status.

Budget 2021 proposes to amend the Income Tax Act to allow for the immediate revocation of charitable status for organizations listed as a terrorist entity.

Budget 2021 also proposes to prevent individuals with a known history of supporting terrorism from becoming a director, trustee, or similar official of a registered charity.

Budget 2021 further proposes to allow for the revocation of charitable status when a charity provides false statements for the purpose of maintaining their registration.

By preventing the abuse of charities, these proposed measures will strengthen Canada’s Anti-Money Laundering and Anti-Terrorist Financing Regime.

Beneficial Ownership Transparency

To catch those who attempt to launder money, evade taxes, or commit other complex financial crimes, law enforcement, tax, and other authorities need access to accurate and up-to-date data on the individuals who own and control corporations. Building on public consultations in 2020:

Budget 2021 proposes to provide $2.1 million over two years to Innovation, Science and Economic Development Canada to support the implementation of a publicly accessible corporate beneficial ownership registry by 2025.

Responsible Government	309

Combatting Abusive Tax Collection Avoidance Schemes

A small number of high-net-worth taxpayers are engaging in complex transactions intended to avoid the collection of their tax debts. This is done by transferring their assets to a non-arm’s length person—such as a corporation owned by the same person—in a manner that leaves them without the assets necessary to pay their tax debts while circumventing an existing tax rule that is intended to prevent this type of scheme.

Budget 2021 proposes to introduce a number of amendments to the Income Tax Act to address this type of planning, as well as a penalty for those who devise and promote such schemes.

Improving Duty and Tax Collection on Imported Goods

The efficient and fair collection of duties and taxes on imported goods protects the competitiveness of Canadian businesses.

Budget 2021 proposes changes to the Customs Act to improve duty and tax collection. These changes would ensure that goods are valued in a fair and consistent manner by all importers. This would level the playing field between domestic and foreign businesses and generate an estimated $150 million in additional annual duty revenues. The changes would also modernize and digitize the duty and tax payment process for commercial importers, so as to minimize administrative burden.

10.2 A Stable and Robust Financial Sector

Canadians expect the financial system to safeguard their savings and investments and deliver the financial services they need, especially in times of uncertainty. The financial sector and its governing framework has performed well during the COVID-19 pandemic, supported by strong supervisory oversight and responses of financial sector agencies.

Budget 2021 proposes measures to further strengthen Canada’s financial sector framework, including: modernizing corporate governance; strengthening Canada’s anti-money laundering and anti-terrorist financing framework; targeted legislative initiatives that will support consumers, promote innovation, and enhance the stability, security, and integrity of the financial system in advance of the next legislative review, in 2025 (see Annex 3); and a new retail payments oversight framework.

310	Chapter 10

Retail Payments Oversight Framework

The current COVID-19 crisis has accelerated the adoption of digital payments and highlighted the need to have safe and reliable digital payments.

The government will work with provincial partners to introduce legislation to implement a new retail payments oversight framework that would promote growth, innovation, and competition in digital payment services while making these payments services safer and more secure for consumers and businesses. In doing so, the government will work with provincial partners in recognition of complementary objectives and powers in this area.

Budget 2021 proposes a public consultation on measures that would expand federally regulated financial institutions’ use of electronic communications with their owners, including the delivery and provision of governance documents, as well as virtual meetings.

10.3 Better Services for Canadians

The government is continuously modernizing and improving the way it delivers programs and services to Canadians. As we have seen over the last year, fast and efficient government services and programs are critical to helping Canadians and businesses through challenging times.

Budget 2021 moves forward with a plan to ensure Canadians have reliable and secure digital access to more government services.

E-payroll to Help Businesses

The COVID-19 pandemic highlighted the need to accelerate the government’s commitment to implementing a real-time e-payroll solution that will reduce red tape, and increase the delivery, speed, and accuracy of services and benefits. E-payroll is a “tell-us-once” approach that will streamline employer reporting by collecting electronic payroll, employment, and demographic data directly from businesses in real-time. E-payroll will save time for Canadian businesses, especially small businesses.

In response to the pandemic, countries with some form of a real-time payroll data reporting system had greater accuracy with targeting support and benefits, and were able to deploy benefits rapidly. The government is committed to a modernized benefits delivery platform that can target support when Canadians need it most and will ensure all Canadians are receiving all the benefits they are entitled to.

Responsible Government	311

Budget 2021 proposes to provide $43.9 million over three years, starting in 2021-22, for the Canada Revenue Agency (CRA) to accelerate the ongoing work with Digital Government and Employment and Social Development Canada (ESDC), and to develop the first phase of an e-payroll solution through the testing of prototype options for the implementation of a realtime e-payroll solution for the Government of Canada.

A Central Agency Steering Committee co-chaired by the Privy Council Office and the Office of the Chief Information Officer (Treasury Board Secretariat) will work with the CRA and ESDC to oversee the implementation plan.

Protecting Taxpayer Information

Cyber security is more important than ever and the government is committed to securing taxpayer information against any and all who would attempt to breach Canadians’ private information. Millions of Canadians rely on the CRA’s digital services to access financial lifelines like the CERB, wage subsidy, or rent subsidy. Since February 2020, registration for the CRA’s secure digital services has increased by 36 per cent and logins have increased by 170 per cent. To further safeguard the electronic data stored by the CRA and protect Canadians’ personal information from falling into the wrong hands:

Budget 2021 proposes to provide $330.6 million over five years, starting in 2021-22, with $1.6 million in remaining amortization, and $51.2 million ongoing, to the Canada Revenue Agency to invest in new technologies and tools that match the growing sophistication of cyber threats, and to ensure the CRA’s workforce has the specialized skills to proactively monitor threats and better safeguard Canadian data.

Modernizing CRA Services

To modernize CRA services and help people quickly and easily access the tax credits and benefits they are entitled to:

Budget 2021 proposes to provide $41.7 million over three years, starting in 2021-22, to the CRA to reduce processing time for T1 adjustments (i.e. corrections to people’s general income tax return) by making online selfservice more user-friendly and improving automated processing of T1 adjustments. Faster processing of T1 adjustments will provide Canadians with more timely access to their credits and benefits.

The CRA has created a simplified credit and benefit return and Canada Child Benefit form for First Nations individuals, and will be expanding this project to make these forms more widely available to more Indigenous people. The improved forms take into account Indigenous experience—such as community care and nurturing of children—and remove information that is not applicable to Indigenous peoples.

312	Chapter 10

Canadian Digital Service

The Canadian Digital Service was established in 2017 to design and deliver digital government services. During the pandemic, its services and expertise were more vital than ever. It launched the COVID Alert App, used by more than 6 million people in Canada and providing over 26,000 exposure notifications, helping to prevent tens of thousands of possible outbreaks in our communities. It also accelerated the development of GC Notify, a platform to provide vital email and text messaging services for an array of COVID-19 services, showcasing how effective design and delivery can serve Canadians. To make sure that the Canadian Digital Service can meet the growing needs of Canadians and Canadian businesses:

Budget 2021 proposes to provide $88 million over four years, starting in 2022-23, and $25.8 million ongoing, to the Treasury Board of Canada Secretariat to renew and expand the capacity of the Canadian Digital Service and further improve how the government delivers digital services to Canadians.

10.4 Reinforcing Government of Canada Operations

To provide Canadians with the programs and services they deserve and expect, the government must continue to invest in core, mission-critical government operations, while continuously identifying opportunities to use resources more efficiently. The government is committed to improved productivity across federal organizations and cost-effective and efficient government services.

Measuring What Matters

There is a growing recognition internationally that economic growth is only one dimension of what makes for a good quality of life. Currently, Canada collects less detailed information about non-economic indicators than economic indicators. Better federal data sets are needed to better incorporate quality of life measurements into decision-making and budgeting, similar to international approaches such as in New Zealand and Scotland.

Budget 2021 proposes to provide $7.7 million over five years, and $1.6 million ongoing, to enable Statistics Canada to improve quality of life measures and address key data gaps.

Budget 2021 further proposes to provide $6.1 million over five years, and $0.6 million ongoing, to enable Statistics Canada to bring together key economic, social, and environmental datasets and develop a user interface to better support decision-making and budgeting.

Responsible Government	313

These are in addition to more than $285 million over five years, and more than $40 million ongoing, in proposed Budget 2021 investments across government to collect better, disaggregated data that will enable the government, researchers, and others to better understand the experiences of people in Canada and environmental changes.

Reducing Government Travel

COVID-19 has significantly affected the way the federal government operates, with a greater reliance on digital and virtual interaction, reducing the need for travel.

Budget 2021 proposes to reduce the operating budgets of the departments and agencies with the highest historical travel costs, resulting in combined savings of $1.1 billion over five years, starting in 2021-22, and $222.5 million per year ongoing.

These savings will be in the interests of Canadian taxpayers and offset increased costs and requirements related to the pandemic, particularly upgrades to Government of Canada IT systems.

Improving and Defending Our Cyber Networks

Threats to cyber security are growing globally. The protection of Canadians’ personal information is a priority for the government. Maintaining secure, up-todate cyber security and defence capabilities on reliable networks is essential as more Canadians access government services digitally. To ensure the security of Canadians’ information:

Budget 2021 proposes to provide $456.3 million over five years, starting in 2021-22, with $60.7 million in remaining amortization and $62.2 million ongoing, to Shared Services Canada and the Communications Security Establishment.

314	Chapter 10

Modernizing Critical IT Infrastructure

Canada’s IT infrastructure is aging faster than the pace of repairs or replacements. By investing in IT infrastructure, the government will ensure that key services like Old Age Security and Employment Insurance benefits or immigration and border case management will continue to be delivered and can be modernized in a timely manner. To perform critical upgrades and a modernization of Canada’s IT infrastructure and improve the way benefits and services are delivered to Canadians over the coming decade:

Budget 2021 proposes to provide a total of $648 million on a cash basis to Employment and Social Development Canada and the Treasury Board Secretariat over the next seven years, starting in 2021-22, to continue implementing Benefit Delivery Modernization, invest in Service Canada’s IT systems and related activities, and support service delivery to Canadians going forward.

Budget 2021 also proposes to provide $300 million on a cash basis to Shared Services Canada over the next three years, starting in 2021-22, to continue work to repair and replace critical IT infrastructure.

Responsible Government	315

Chapter 10
Responsible Government
millions of dollars

	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
10.1. A Tax System that Promotes Fairness	0	-125	-1,055	-2,064	-2,504	-2,569	-8,317
Digital Services Tax	0	-200	-700	-800	-800	-900	-3,400
Less: Funds Previously Provisioned in the Fiscal
Framework	0	200	700	800	800	900	3,400
Administrative Costs	0	17	7	4	4	4	35
Luxury Tax	0	-34	-140	-140	-145	-145	-604
Tax on Unproductive Use of Canadian Housing by Foreign Non-resident Owners	0	0	-200	-170	-165	-165	-700
Limitations on Excessive Interest Deductions[1]	0	-30	-400	-1,330	-1,755	-1,810	-5,325
Administrative Costs	0	4	2	1	1	1	9
Preventing Cross-border Tax Schemes	0	0	-130	-205	-215	-225	-775
Tackling Tax Avoidance and Evasion	0	42	67	68	64	63	304
Less: Projected Revenues	0	-64	-151	-199	-198	-198	-810
Strengthening the CRA	0	27	38	56	55	55	230
Action Against Money Laundering and Terrorist Financing	0	0	2	1	1	1	5
Beneficial Ownership Transparency	0	1	1	0	0	0	2
Improving Duty and Tax Collection on Imported Goods	0	-88	-150	-150	-150	-150	-688
10.2. A Stable and Robust Financial Sector	5	16	28	29	5	6	88
Retail Payments Oversight Framework	5	16	28	37	38	37	160
Less: Costs to be Recovered	0	0	0	-8	-32	-31	-71

316	Chapter 10

	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
10.3. Better Services for Canadians	0	99	127	123	77	78	504
E-payroll to Help Businesses	0	13	17	14	0	0	44
Protecting Taxpayer Information	0	71	75	75	54	55	331
Modernizing CRA Services	0	15	14	12	0	0	42
Canadian Digital Service	0	0	22	22	22	23	88
10.4. Reinforcing Government of Canada Operations	0	-90	-5	76	-1	-15	-34
Measuring What Matters	0	3	3	3	2	2	14
Reducing Government Travel	0	-222	-222	-222	-222	-222	-1,112
Improving and Defending our Cyber Networks	0	63	109	117	78	89	456
Modernizing Critical IT Infrastructure	0	66	105	179	142	142	634
Less: Projected Revenues	0	0	0	0	0	-26	-26
Additional Investments – Responsible Government	0	306	212	68	54	47	688
Eliminating the Backlog of Pay Problems	0	23	23	0	0	0	47
Funding proposed for Public Services and Procurement Canada to support the workforce dedicated to processing pay transactions. This will help the department achieve its target of eliminating the backlog of Phoenix pay system transactions by December 2022.
Stabilizing Human Resources, Pay, and Pensions	0	23	23	0	0	0	45
Funding proposed for the Treasury Board of Canada Secretariat to ensure that the Office of the Chief Human Resources Officer has the capacity necessary to address human resources, pay, and pension policy matters on behalf of the Government.
Advancing Public Service Job Classification	0	5	5	0	0	0	10
Funding proposed for the Treasury Board of Canada Secretariat to support the Classification Program, which ensures that the relative value of work is recognized and compensated appropriately across the core public administration.
Modernizing Leave Without Pay Provisions	0	8	11	11	11	11	52
Proposed changes to the Public Service Superannuation Regulations to align provisions concerning pensionable service status for periods of absence without pay with enabling legislation.
Justice Canada Employee Benefit Plan Rate Change	0	0	39	39	39	39	157
Less: Costs to be Recovered	0	0	-39	-39	-39	-39	-157
Funding proposed for Justice Canada to account for the implementation of comprehensive Employee Benefit Plan rate changes charged to client departments for legal services. This measure is a technical adjustment and there is no fiscal impact.

Responsible Government	317

	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
Improving Federal Asset Management	0	2	2	1	0	0	5
Funding proposed for the Treasury Board of Canada Secretariat to implement recommendations from its Fixed Asset Review (announced in Budget 2017) and to help departments respond to real property use changes resulting from the COVID-19 pandemic. This will help ensure the Government’s real property portfolio is modern, agile, and right-sized, as well as financially and environmentally sustainable.
Supporting Government Translation and Interpretation Services	0	9	9	0	0	0	18
Funding proposed for the Translation Bureau to respond to a higher volume of translation and interpretation requests while continuing to support a remote working environment. This will ensure that Parliamentarians and Canadians receive timely translation and interpretation services in both of our official languages as well as Indigenous languages, sign languages, and other languages spoken across Canada.
Procurement Workforce	0	7	9	9	9	9	43
Funding proposed for Public Services and Procurement Canada to continue to deliver procurement services to client departments and agencies, negotiate increasingly complex high value contracts, and develop and implement a vendor performance management framework.
Supporting the Office of the Chief Information Officer	0	6	7	7	7	7	34
Funding proposed for the Treasury Board of Canada Secretariat to ensure that the Office of the Chief Information Officer has the necessary resources to provide strategic direction and leadership in the areas of information management, information technology, security, privacy, and access to information across the Government of Canada.
Supporting Efficient, Stable Digital Applications	0	58	98	20	20	20	215
Funding proposed for Shared Services Canada to continue to help government departments and agencies assess digital applications and data, then decommission or move them to modern computing facilities. This will reduce service interruptions, loss of data, and security risks for government operations and digital services.
Public Services and Procurement Canada Program Integrity	0	30	0	0	0	0	30
Funding proposed to Public Services and Procurement Canada to continue service delivery to federal departments and agencies, maintain federal employee salaries, and to support employee safety during the pandemic.
Employment and Social Development Canada Rent Price Adjustment	0	1	1	1	1	1	4
Less: Funds From CPP Account	0	0	0	0	0	0	-1
Funding proposed for Employment and Social Development Canada to cover rent increases related to its national network of service centres and offices.
Supporting the Public Service Occupational Health Program	0	4	8	8	0	0	19
The Public Service Occupational Health Program is the occupational health service provider of the federal public service, providing specialized occupational health evaluations and technical advice to help departments meet their Canada Labour Code obligations. Proposed funding would allow the program to continue to play this function for departments by addressing program integrity pressures.

318	Chapter 10

	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	Total
Renewing funding for the Office of Public Service Accessibility	0	3	3	3	0	0	10
Funding proposed for the Treasury Board Secretariat to continue its work to improve accessibility in the federal government, including strengthening capacity for implementing an Accessibility Strategy for the Public Service and supporting departments in fulfilling legislative obligations under the Accessible Canada Act.
Addressing Financial Impacts on Atomic Energy of Canada Limited	0	38	0	0	0	0	38
Funding proposed for Atomic Energy of Canada Limited to mitigate the financial impacts of the COVID-19 pandemic, including budget pressures due to supply chain disruptions, delays in the construction schedules of key projects, lost revenues, and additional costs related to increased health and safety protocols.
Strengthening Capital Markets Stability and Enforcement	0	12	0	0	0	0	12
Funding proposed for the Canadian Securities Transition Office to continue supporting federal efforts to advance the Cooperative Capital Markets Regulatory System and to strengthen capital markets stability and enforcement in Canada.
CRA Administrative Funding for Certain Budget 2019 Measures	0	10	9	8	7	6	41
Funding proposed for the Canada Revenue Agency for the administration of certain tax measures announced in Budget 2019. This includes funding associated with the Canadian Journalism Labour Tax Credit, the designation process for Qualifying Canadian Journalism Organizations, the Canada Training Credit, and the permitting of advanced life deferred annuities and variable payment life annuities under certain registered plans.
Supporting the Ongoing Delivery of Benefits to Canadians	0	77	4	0	0	0	81
Less: Funds From CPP Account	0	-9	0	0	0	0	-9
Less: Projected Revenues	0	0	0	0	0	-6	-6
Funding proposed for Employment and Social Development Canada to continue to support both remote and in-person delivery of services and benefits to Canadians. This will support delivery of Old Age Security, the Canada Pension Plan and Employment Insurance.
Chapter 10 - Net Fiscal Impact	5	206	-692	-1,768	-2,368	-2,453	-7,070

Note: Numbers may not add due to rounding.

1 An important proportion of the overall projected revenue impact (75%) relates to the expectation that the measure will help in preventing the shifting of debt into Canada.

Responsible Government	319

Annex 1

Details of Economic and Fiscal Projections

Economic Projections

The average of private sector forecasts has been used as the basis for economic and fiscal planning since 1994. This helps ensure objectivity and transparency, and introduces an element of independence into the government’s economic and fiscal forecast. The economic forecast presented in this section is based on a survey conducted in March 2021.

The March survey includes the views of 13 private sector economists:

1.	BMO Capital Markets,

2.	Caisse de dépôt et placement du Québec,

3.	CIBC World Markets,

4.	The Conference Board of Canada,

5.	Desjardins,

6.	IHS Markit,

7.	Industrial Alliance Insurance and Financial Services Inc.,

8.	Laurentian Bank Securities,

9.	National Bank Financial Markets,

10.	Royal Bank of Canada,

11.	Scotiabank,

12.	TD Bank Financial Group, and

13.	The University of Toronto (Policy and Economic Analysis Program).

Private sector economists expect real gross domestic product (GDP) to rebound from a contraction of 5.4 per cent in 2020 to growth of 5.8 per cent in 2021 and 4 per cent in 2022, a faster recovery than the growth rates of, respectively, 4.8 per cent and 3.2 per cent projected in the November 2020 Fall Economic Statement (FES 2020). This improved outlook reflects stronger-than-expected results in the last quarter of 2020, and higher projected growth starting in the second quarter of this year due to a faster anticipated rollout of vaccines (Table A1.1 below). Real GDP growth is expected to moderate to about 2 per cent on average per year over the remaining years of the forecast horizon, reflecting a return to trend long-run growth rates.

Details of Economic and Fiscal Projections	321

Along with the faster recovery in economic activity, the unemployment rate is expected to decline from its peak of 9.6 per cent in 2020 to 8 per cent in 2021 and 6.5 per cent in 2022, a faster projected decline than in FES 2020. The unemployment rate is expected to reach 5.9 per cent by 2025.

The outlook for GDP inflation (the broadest measure of economy-wide price inflation) in the March 2021 survey has also been revised up for 2021 compared to FES 2020 forecast (from 2.2 per cent to 3.3 per cent) reflecting better-than-expected results in the second half of 2020 and upward forecast revisions in the first quarter of 2021, in part attributable to higher oil prices. Going forward, GDP inflation is expected to stand at about 2 per cent per year.

As a result of these developments, the level of nominal GDP (the broadest measure of the tax base) is projected at $2,408 billion for 2021, $68 billion higher than projected in FES 2020 (but still $75 billion lower than projected in the Economic and Fiscal Update 2019). The nominal GDP level difference with FES 2020 is expected to average about $70 billion per year over the 2020-2025 period.

While the outlook for the short-term interest rate is broadly similar to FES 2020 projection, forecasts for the long-term interest rate have been revised up in the March 2021 survey by about 40 basis points over the 2020-2025 period compared to FES 2020 forecast.

Table A1.1

Average Private Sector Forecasts

per cent, unless otherwise indicated

	2020	2021	2022	2023	2024	2024	2020- 2025
Real GDP growth[1]
Fall Economic Statement 2020	-5.5	4.8	3.2	2.3	2.1	1.9	1.5
Budget 2021	-5.4	5.8	4.0	2.1	1.9	1.8	1.7
GDP inflation[1]
Fall Economic Statement 2020	0.1	2.2	2.0	2.0	2.1	2.1	1.7
Budget 2021	0.8	3.3	2.0	2.0	2.1	2.0	2.0
Nominal GDP growth[1]
Fall Economic Statement 2020	-5.4	7.0	5.3	4.4	4.3	4.0	3.3
Budget 2021	-4.6	9.3	6.0	4.0	4.0	3.8	3.8
Nominal GDP level (billions of dollars)[1]
Fall Economic Statement 2020	2,186	2,340	2,465	2,572	2,682	2,789
Budget 2021	2,204	2,408	2,553	2,657	2,763	2,869
Difference between Fall Economic Statement 2020 and Budget 2021	18	68	89	84	81	79	70

322	Annex 1

	2020	2021	2022	2023	2024	2025	2020- 2025
3-month treasury bill rate
Fall Economic Statement 2020	0.4	0.2	0.3	0.5	1.1	1.5	0.7
Budget 2021	0.4	0.1	0.2	0.5	1.1	1.6	0.7
10-year government bond rate
Fall Economic Statement 2020	0.7	0.9	1.2	1.6	2.0	2.4	1.5
Budget 2021	0.7	1.5	1.8	2.1	2.5	2.7	1.9
Exchange rate (US cents/C$)
Fall Economic Statement 2020	74.2	76.1	76.6	77.9	78.9	79.2	77.2
Budget 2021	76.6	79.4	79.8	80.8	81.0	81.0	79.4
Unemployment rate[1]
Fall Economic Statement 2020	9.8	8.2	7.1	6.4	6.1	6.1	7.3
Budget 2021	9.6	8.0	6.5	6.2	6.0	5.9	7.0
Consumer Price Index inflation
Fall Economic Statement 2020	0.7	1.7	1.9	2.0	2.1	2.1	1.7
Budget 2021	0.7	2.2	2.0	2.1	2.1	2.1	1.9
U.S. real GDP growth
Fall Economic Statement 2020	-4.3	3.7	3.3	2.6	2.2	2.0	1.6
Budget 2021	-3.5	6.0	4.3	2.2	1.9	1.8	2.1
West Texas Intermediate crude oil price ($US per barrel)
Fall Economic Statement 2020	39	46	52	54	58	59	51
Budget 2021	39	60	61	60	60	60	57

Note: Forecast averages may not equal average of years due to rounding. Numbers may not add due to rounding.

[1]	Figures have been restated to reflect the historical revisions in the Canadian System of National Accounts and in the Labour Force Survey.

Sources: Statistics Canada; for the Fall Economic Statement 2020, Department of Finance Canada September 2020 survey of private sector economists; for the Budget 2021, Department of Finance Canada March 2021 survey of private sector economists.

Details of Economic and Fiscal Projections	323

Fiscal Projections

Changes to the Fiscal Outlook since the 2020 Fall Economic Statement (FES 2020)

Table A1.2

Economic and Fiscal Developments since FES 2020 and Policy Actions and Investments billions of dollars

	Projection
	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026
Budgetary balance – FES 2020 (before stimulus)	-381.6	-121.2	-50.7	-43.3	-30.9	-24.9
Economic and fiscal developments since FES 2020	35.2	15.8	19.3	16.0	12.8	10.3
(Table A1.3)
Budgetary balance before policy actions and investments	-346.4	-105.4	-31.4	-27.3	-18.1	-14.6
Policy actions since FES 2020	0.2	0.3	0.9	-1.1	-0.7	-0.3
Investments in Budget 2021 (by chapter)
1. Keeping Canadians Healthy and Safe	-5.0	-1.2	-1.0	-0.9	-0.8	-0.7
2. Seeing Canadians and Businesses Through to Recovery	-0.2	-27.0	-4.2	-1.0	-0.7	0.7
3. New Opportunities for Canadians	-0.5	-3.9	-9.0	-7.5	-7.6	-8.8
4. Helping Canadian Businesses Grow and Succeed	0.0	-3.7	-4.5	-5.0	-2.4	-0.8
5. A Healthy Environment for a Healthy Economy	0.0	-1.2	-1.9	-2.0	-1.8	-1.9
6. Strengthening the Cities and Communities We Call Home	-2.2	-4.6	-3.3	-2.3	-2.0	-3.1
7. A More Equal Canada	0.0	-1.8	-1.6	-2.1	-2.2	-2.4
8. Strong Indigenous Communities	0.0	-4.3	-3.5	-3.0	-1.3	-1.0
9. Protecting Our Shared Values	-0.1	-1.9	-1.1	-0.7	-0.5	-0.4
10. Responsible Government	0.0	-0.2	0.7	1.8	2.4	2.5
Total – Actions since FES 2020 and Budget 2021 Investments	-7.7	-49.3	-28.3	-23.8	-17.7	-16.1

324	Annex 1

Budgetary balance	-354.2	-154.7	-59.7	-51.0	-35.8	-30.7
Budgetary balance (%GDP)	-16.1	-6.4	-2.3	-1.9	-1.3	-1.1
Federal Debt (%GDP)	49.0	51.2	50.7	50.6	50.0	49.2
Note: FES 2020 Escalated Restrictions Scenario and $100 billion stimulus
Budgetary balance	-398.7	-166.7	-109.6	-71.7	-39.4	-33.4
Budgetary balance (%GDP)	-18.2	-7.3	-4.5	-2.9	-1.5	-1.2
Federal Debt (%GDP)	51.4	56.4	58.1	58.5	57.6	56.6

Economic and Fiscal Developments since FES 2020

Table A1.3

Economic and Fiscal Developments since FES 2020

billions of dollars

	Projection
	2020- 2021	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026
Economic and fiscal developments by component[1]:
Change in budgetary revenues
(1.1) Income taxes	11.8	14.5	13.5	11.9	11.9	11.9
(1.2) Excise taxes/duties	0.2	1.5	1.8	1.5	1.3	1.0
(1.3) Proceeds from the pollution pricing framework	0.3	0.4	0.3	0.4	0.3	0.3
(1.4) Employment Insurance premiums	0.7	0.7	1.1	0.9	0.5	-0.5
(1.5) Other revenues	7.9	2.2	2.8	2.6	1.9	2.4
(1) Total budgetary revenues	20.8	19.2	19.6	17.3	15.9	15.1
Change in program expenses
(2.1) Major transfers to persons	6.3	2.1	0.0	-0.7	-0.9	-1.2
(2.2) Major transfers to other levels of government	0.1	-4.4	-0.4	-1.1	-1.2	-1.1
(2.3) Direct program expenses	8.2	-2.7	0.2	2.4	1.8	1.0
(2) Total program expenses, excluding net actuarial losses	14.6	-5.0	-0.2	0.6	-0.3	-1.3
(3) Net actuarial losses	0.0	3.4	3.3	2.9	2.1	1.5
(4) Public debt charges	-0.1	-1.8	-3.3	-4.8	-4.9	-5.0
(5) Total economic and fiscal developments	35.2	15.8	19.3	16.0	12.8	10.3

¹ A negative number implies a deterioration in the budgetary balance (lower revenues or higher expenses). A positive number implies an improvement in the budgetary balance (higher revenues or lower expenses).

Details of Economic and Fiscal Projections	325

Budgetary revenues, particularly income tax revenues, have been revised up relative to FES 2020. In the near-term, this is driven by the faster-than-expected economic recovery in the second half of 2020. Over the longer-term, an improvement in the outlook for the labour market, personal income and corporate profitability drive revisions to personal and corporate income tax revenues.

●	Because more people will be working, and earning more, income tax revenues are projected to be $11.8 billion higher in 2020-21 due to strong year-to-date results, and up on average by more than $12 billion per year over the forecast horizon.

●	Excise taxes and import duty revenues have been revised upwards in large part due to an upward revision to Goods and Services Tax (GST) revenues, reflecting a stronger outlook for consumption.

●	Proceeds from the federal pollution pricing framework that arise from the provinces and territories that are a part of the federal backstop are projected to be marginally higher reflecting an improved economic outlook. These proceeds will continue to be fully returned: primarily through Climate Action Incentive payments to eligible individuals and families in Alberta, Manitoba, Ontario and Saskatchewan and through a transfer to the governments of Yukon and Nunavut.

●	Employment Insurance (EI) premium revenues have been revised up due to better-than-expected labour force participation and an improved outlook for economy-wide wage growth.

●	Other revenues, such as those resulting from sales of goods and services, investments and loans, interest and penalties, and Crown corporations’ net profits, are projected to be much higher in 2020-21 than expected at the time of FES 2020. This improvement is primarily due to better-than-expected financial performance by enterprise Crown corporations, and lower-than-expected premiums paid by the Bank of Canada in the course of its secondary market purchases of Government of Canada securities to support liquidity in financial markets. Upward revisions in future years largely reflect an improved outlook for enterprise Crown corporations profits, including income on increased asset balances held by the Bank of Canada.

Program expenses, particularly major transfers to persons and direct program expenses, are projected to be significantly lower in 2020-21 relative to FES 2020, largely reflecting the revised timing and re-estimation of the cost of COVID-response programs, such as the Canada Emergency Response Benefit.

●	Over the remainder of the forecast horizon, adjustments to major transfers to persons reflect the impact of higher expected inflation, to which children’s and elderly benefits rates are indexed.

326	Annex 1

●	Major transfers to other levels of government are higher in 2021-22, reflecting a revised preliminary estimate of potential Fiscal Stabilization payments. In the outer years of the forecast, expenses have been revised upwards, as a result of the stronger economic outlook as the Canada Health Transfer and Equalization payments are indexed to growth in nominal GDP.

●	Direct program expenses, which include pollution pricing proceeds returned, other transfer payments administered by departments, and departmental operating expenses, have been adjusted downward in 2020-21 and upward in 2021-22, largely due to the revised timing of COVID program expenses. Over the horizon, direct program expenses are revised downward, driven by lower anticipated pension and benefits current service costs, and slightly lower departmental spending projections.

Net actuarial losses, which represent changes in the measurement of the government’s obligations for pensions and other employee future benefits accrued in previous fiscal years, are expected to be lower relative to FES 2020, reflecting upward revisions to projected long term interest rates used to value the obligations.

Public debt charges have increased to reflect higher expected interest costs on interest-bearing debt due to higher interest rates, and a revised financial requirement. Despite these developments, public debt charges remain on a sustainable long-term path and are $1.6 billion lower in 2022-23 than was forecast in the 2019 Economic and Fiscal Update (forecast of $27.3 billion at that time), before the onset of COVID. This is in spite of the substantial increase in federal debt as a result of the pandemic.

Details of Economic and Fiscal Projections	327

Summary Statement of Transactions

Table A1.4

Summary Statement of Transactions

billions of dollars

	Projection
	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026
Budgetary revenues	334.1	296.2	355.1	377.9	396.4	417.9	437.7
Program expenses, excluding net actuarial losses	338.5	614.5	475.6	403.0	409.2	414.4	426.7
Public debt charges	24.4	20.4	22.1	25.7	30.5	35.4	39.3

Total expenses, excluding net actuarial losses	362.9	634.9	497.6	428.7	439.7	449.8	466.0

Budgetary balance before net actuarial losses	-28.8	-338.8	-142.5	-50.9	-43.4	-31.9	-28.3

Net actuarial losses	-10.6	-15.4	-12.2	-8.9	-7.7	-3.9	-2.4
Budgetary balance	-39.4	-354.2	-154.7	-59.7	-51.0	-35.8	-30.7

Financial Position
Total liabilities	1,248.6	1,648.4	1,799.7	1,858.3	1,928.0	1,983.1	2,025.3
Financial assets[1]	435.7	472.4	466.2	459.6	473.6	488.8	496.8
Net debt	812.9	1,176.0	1,333.6	1,398.8	1,454.4	1,494.3	1,528.6
Non-financial assets	91.5	96.9	99.8	105.3	109.9	114.0	117.6
Federal debt	721.4	1,079.0	1,233.8	1,293.5	1,344.5	1,380.3	1,411.0
Per cent of GDP
Budgetary revenues	14.5	13.4	14.7	14.8	14.9	15.1	15.3
Program expenses, excluding Net Actuarial losses	14.6	27.9	19.7	15.8	15.4	15.0	14.9
Public debt charges	1.1	0.9	0.9	1.0	1.1	1.3	1.4
Budgetary balance	-1.7	-16.1	-6.4	-2.3	-1.9	-1.3	-1.1
Federal debt	31.2	49.0	51.2	50.7	50.6	50.0	49.2

Note: Totals may not add due to rounding.

1	The projected level of financial assets for 2020-21 includes an estimate of other comprehensive income.

328	Annex 1

Outlook for Budgetary Revenues

Table A1.5

The Revenue Outlook

billions of dollars

	Projection
	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026
Income taxes
Personal income tax	167.6	168.2	180.4	187.5	195.5	204.0	213.5
Corporate income tax	50.1	46.2	50.3	52.8	56.7	62.9	66.8
Non-resident income tax	9.5	8.5	9.9	10.6	11.0	11.3	11.7
Total income tax	227.1	222.9	240.5	251.0	263.2	278.1	291.9
Excise taxes/duties
Goods and Services Tax	37.4	29.8	41.0	43.6	45.2	46.7	48.2
Customs import duties	4.9	3.7	4.5	4.9	5.1	5.4	5.8
Other excise taxes/duties	11.6	10.5	11.7	12.4	12.7	12.8	12.9
Total excise taxes/duties	53.9	44.0	57.1	60.9	63.0	64.9	66.9
Digital Services Tax		0.0	0.2	0.7	0.8	0.8	0.9
Total tax revenues	281.0	266.9	297.8	312.5	326.9	343.8	359.7
Proceeds from the pollution pricing framework[1]	2.7	4.5	6.4	7.9	8.0	7.9	7.9
Employment Insurance premium revenues	22.2	22.2	23.7	25.4	27.3	29.2	31.2
Other revenues
Enterprise Crown	5.1	-13.9	7.1	10.2	10.7	11.7	12.5
corporations Other programs	20.8	14.2	18.5	19.9	21.2	22.6	23.4
Net foreign exchange	2.4	2.2	1.7	1.9	2.2	2.6	3.0
Total other revenues	28.3	2.6	27.3	32.0	34.2	36.9	38.9
Total budgetary revenues	334.1	296.2	355.1	377.9	396.4	417.9	437.7
Per cent of GDP
Total tax revenues	12.2	12.1	12.4	12.2	12.3	12.4	12.5
Proceeds from the pollution	0.1	0.2	0.3	0.3	0.3	0.3	0.3
pricing framework Employment Insurance	1.0	1.0	1.0	1.0	1.0	1.1	1.1
premium revenues Other revenues	1.2	0.1	1.1	1.3	1.3	1.3	1.4
Total budgetary revenues	14.5	13.4	14.7	14.8	14.9	15.1	15.3

Note: Totals may not add due to rounding.

1 This represents those charges applied through the federal backstop, excluding the Output Based Pricing System. All these proceeds will be returned to their province/territory of origin through Climate Action Incentive payments and other climate supports.

Details of Economic and Fiscal Projections	329

Table A1.5 sets out the government’s projection for budgetary revenues.

Personal income tax (PIT) revenues – the largest component of budgetary revenues – are projected to increase to $168.2 billion in 2020-21, or 0.4 per cent. This limited growth reflects the negative impact of the COVID-19 crisis on household incomes, partly compensated by measures put in place by the government to support income. PIT revenues are expected to rebound to $180.4 billion in 2021-22 as employment levels recover. For the remainder of the forecast, PIT revenue growth is expected to return to an average of 4.3 per cent, in line with projected nominal GDP growth.

Corporate income tax (CIT) revenues are projected to decrease by 7.6 per cent, to $46.2 billion in 2020-21. The decline is driven by lower corporate profitability and general economic weakness due to the impact of COVID-19. Starting 2021-22, CIT is expected to rebound and grow at an average rate of 7.6 per cent per year through to the end of the forecast horizon, reflecting the outlook for corporate profitability.

Non-resident income tax revenues are income taxes paid by non-residents on Canadian-sourced income, notably dividends and interest payments. These revenues are expected to decrease to $8.5 billion in 2020-21, or 10.7 per cent, as corporate profits and investment income were hit by the economic impacts of the crisis, before rebounding to $9.9 billion in 2021-22. From 2022-23 on, growth is expected to return to an average of 4.3 per cent.

GST revenues are forecast to fall to $29.8 billion in 2020-21, or 20.3 per cent, reflecting the temporary shutdown of large portions of the retail sector and the introduction of the one-time enhanced GST credit payment, before increasing to $41 billion in 2021-22, or 37.4 per cent. Over the remainder of the projection period, GST revenues are forecast to grow by 4.1 per cent per year, on average, reflecting the outlook for taxable consumption.

Customs import duties are projected to fall from $4.9 billion in 2019-20 to $3.7 billion in 2020-21, or 22.8 per cent, due to lower imports and the government’s waiver of customs duties on medical goods in order to better combat the spread of COVID-19, before rebounding to $4.5 billion in 2021-22, or 19.8 per cent. Over the remainder of the horizon, customs import duties are projected to grow at an average annual rate of 6.4 per cent due to expected growth in imports.

Other excise taxes and duties (OETD) are projected to decline to $10.5 billion in 2020-21, or 10.2 per cent, primarily reflecting lower air travel security surcharge and excise tax revenue from motive fuels as a result of decreased demand since the onset of the pandemic. OETD revenues are expected to increase to $11.7 billion in 2021-22, or 11.4 per cent, as demand recovers, and over the remainder of the projection period, are expected to grow at an average annual rate of 2.7 per cent, reflecting projected underlying consumption growth.

330	Annex 1

The new digital services tax (DST) is expected to be in effect as of January 1, 2022. DST revenues are projected to be $0.2 billion in 2021-22, and rise to $0.9 billion by 2025-26.

In 2020-21, EI premium revenues are projected to remain unchanged at $22.2 billion. Over the remainder of the projection horizon, premium revenues are anticipated to grow at an average annual rate of 7.1 per cent, largely due to the current outlook for the labour market, the end of the currently planned two-year freeze in premium rates as of 2023, and the return to a premium rate structure under current legislation that balances accumulated spending in the account over seven years. The current forecast anticipates a gradual increase in premium rates, beginning in 2023, from $1.58 to $1.83 per $100 insurable earnings by the end of the horizon. This would result in a premium rate that is still lower than the peak level of rates at $1.88 following the 2008-09 recession. The government will continue to review premium rates following the results of its consultations on future EI reforms over the course of the next year and where the labour market stands further on in the recovery.

Other revenues consist of three broad components: net income from enterprise Crown corporations; other program revenues from returns on investments, proceeds from the sales of goods and services, and other miscellaneous revenues; and revenues in the Exchange Fund Account.

Enterprise Crown corporation revenues are projected to decrease by $18.9 billion in 2020-21 and increase by $21 billion in 2021-22, before growing thereafter at an average annual rate of 15.2 per cent. These projections reflect the outlooks presented in corporate plans of respective enterprise Crown corporations, including the impact of COVID-19 on profits, and the impact of Bank of Canada programs introduced during COVID-19, including purchases of Government of Canada securities on the secondary market to support liquidity in financial markets.

Other program revenues are affected by consolidated Crown corporation revenues, interest rates, inflation and exchange rate movements (which affect the Canadian-dollar value of foreign-denominated assets). These revenues are projected to decline by 31.5 per cent or $6.6 billion in 2020-21, primarily due to a decline in interest and penalty revenue of $2.7 billion and return on investments of $1.3 billion as a result of lower interest rates and interest and penalty waivers provided as part of the government’s COVID-19 response, along with a $1.6 billion projected decline in revenue from sales of goods and services. Over the remainder of the forecast horizon, these revenues are projected to grow at an average annual rate of 10.4 per cent, largely as a result of growth in revenue from return on investments and interest and penalty revenue.

Net foreign exchange revenues, which consist mainly of returns on investments held in the Exchange Fund Account, are volatile and sensitive to fluctuations in foreign exchange rates and foreign interest rates. These revenues are projected to decrease in 2020-21 due mainly to lower interest rates.

Details of Economic and Fiscal Projections	331

Employment Insurance Operating Account

Employment Insurance Operating Account Projections
	2019- 2020	2020- 2021	2021- 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026
EI premium revenues	22.2	22.2	23.7	25.4	27.3	29.2	31.2
EI benefits[1]	21.8	33.5	41.2	28.1	24.5	24.9	25.6
EI administration and other expenses[2]	2.0	2.1	2.1	2.2	2.0	1.9	1.9
	2019[3]	2020	2021	2022	2023	2024	2025	(…)	2028
EI Operating Account annual balance	2.1	-6.3	-21.9	-6.1	-0.7	2.2	3.8		6.5
EI Operating Account cumulative balance	5.9	-0.3	-22.2	-28.3	-29.0	-26.8	-22.9		-4.4[4]
Projected premium rate
(per $100 of insurable earnings)	1.62	1.58	1.58	1.58	1.63	1.68	1.73		1.83

[1]	EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work sharing benefits, and employment benefits and support measures. EI benefits exclude EI-Emergency Response Benefit costs as these will not be recovered via EI premiums in line with the Government’s commitment to credit the EI Operating Account.

[2]	The remaining EI costs relate mainly to administration and are included in direct program expenses.

[3]	Values for 2019 are actual data. Values for 2020 and future years are a projection.

[4]	The EI Operating Account cumulative balance does not reach exactly zero at the end of the seven-year period as projected EI rates are rounded to the nearest whole cent per $100 of insurable earnings, in accordance with the Employment Insurance Act. In addition, the positive deficit amount in 2028 reflects the cost of new support measures that are not fully recovered due to the 5-cent limit on premium rate increases.

The Employment Insurance Operating Account operates within the Consolidated Revenue Fund. As such, EI-related revenues and expenses that are credited and charged to the Account, respectively, in accordance with the Employment Insurance Act, are consolidated with those of the government, and impact the budgetary balance. For consistency with the EI premium rate, which is set on a calendar-year basis with the objective of having the Account break even over time, the annual and cumulative balances of the Account are also presented on a calendar-year basis.

The EI Operating Account is expected to record annual deficits from 2020 to 2023 as a result of the increase in EI benefits (excluding the Emergency Response Benefit) and the temporary freeze on EI premiums through 2022. The Account is then projected to record annual surpluses starting in 2024 due to projected increases in the premium rate until reaching $1.83. The increases reflect the practice of the rate-setting mechanism that started with the setting of the 2017 premium rate.

332	Annex 1

Outlook for Program Expenses

Table A1.6
The Expense Outlook
billions of dollars
		Projection
	2019- 2020	2020- 2021	2021- 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026
Major transfers to persons
Elderly benefits	56.2	58.8	62.5	68.0	72.5	76.7	81.0
Employment Insurance benefits[1]	21.8	59.8	41.2	28.1	24.5	24.9	25.6
Canada Emergency Response
Benefit and Canada Recovery
Benefits	4.7	57.3	13.9	0.0	0.0	0.0	0.0
Canada Child Benefit[2]	24.3	27.6	27.2	26.3	26.6	27.2	27.9
Total	107.1	203.5	144.8	122.3	123.7	128.7	134.4
Major transfers to other levels of government
Canada Health Transfer	40.9	45.9	43.1	44.7	47.5	49.8	51.7
Canada Social Transfer	14.6	15.0	15.5	15.9	16.4	16.9	17.4
Equalization	19.8	20.6	20.9	21.7	23.1	24.1	25.1
Territorial Formula Financing	3.9	4.2	4.4	4.6	4.8	4.9	5.1
Canada Community-Building Fund	2.2	4.3	2.3	2.3	2.4	2.4	2.5
Home care and mental health	1.1	1.3	1.5	1.2	1.2	1.2	1.2
Other fiscal arrangements[3]	-3.3	15.5	-1.2	-6.0	-6.3	-6.6	-6.9
Total	79.2	106.7	86.6	84.3	89.1	92.7	96.1
Direct program expenses
Proceeds from the pollution
pricing framework returned[4]	2.6	4.8	6.9	8.1	8.3	7.9	7.9
Canada Emergency Wage Subsidy	0.0	84.6	26.0	0.0	0.0	0.0	0.0
Canada-Wide Early Learning and
Child Care[5]	0.0	0.0	3.0	4.5	5.5	6.5	7.7
Other transfer payments	54.4	103.3	85.9	76.1	74.0	70.1	70.5
Operating expenses[6]	95.2	111.6	122.5	107.7	108.6	108.4	110.1
Total	152.2	304.3	244.3	196.4	196.5	193.0	196.2
Total program expenses, excluding net actuarial losses	338.5	614.5	475.6	403.0	409.2	414.4	426.7
Net actuarial losses[7]	10.6	15.4	12.2	8.9	7.7	3.9	2.4
Per cent of GDP
Major transfers to persons	4.6	9.2	6.0	4.8	4.7	4.7	4.7
Major transfers to other levels of government	3.4	4.8	3.6	3.3	3.4	3.4	3.3
Direct program expenses	6.6	13.8	10.1	7.7	7.4	7.0	6.8

Details of Economic and Fiscal Projections	333

		Projection
	2019 - 2020	2020- 2021	2021- 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026
Total program expenses	14.6	27.9	19.7	15.8	15.4	15.0	14.9

Note: Totals may not add due to rounding.

[1]	EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. Remaining EI costs relate mainly to administration and are part of operating expenses. As in FES 2020, this includes the portion of payments for the Emergency Response Benefit charged to the EI Operating Account, totalling $1.8 billion in 2019-20, and an estimated $26.3 billion in 2020-21. These costs are not projected to be recovered with higher EI premiums given the government’s commitment to credit the EI Operating account for the costs associated with the Emergency Response Benefit program.

[2]	Includes the Children’s disability benefits and residual payments for the Universal Child Care Benefit (UCCB), now replaced by the Canada Child Benefit.

[3]	Other fiscal arrangements includes the Quebec Abatement (Youth Allowances Recovery and Alternative Payments for Standing Programs); payments under the Canada-Nova Scotia Arrangement on Offshore Revenues; Fiscal Stabilization payments; and established terms for repayable floor loans. In 2020-21 this also includes COVID-19 response measures.

[4]	This includes the return of charges applied through the federal backstop, excluding those through the Output Based Pricing System, which are returned to their province/territory of origin through Climate Action Incentive payments and other climate supports.

[5]	Amounts exclude funding for Indigenous Early learning and Child Care which are included in the other transfer payments line.

[6]	This includes capital amortization expenses.

[7]	Actuarial gains and losses were previously reported as “Losses (gains) from employee future benefit plans” and as a part of Direct program expenses, but are now presented in a new line item titled Net actuarial losses since FES 2020.

Table A1.6 provides an overview of the projection for program expenses by major component. Program expenses consist of three main categories: major transfers to persons, major transfers to other levels of government, and direct program expenses.

Major transfers to persons consist of elderly, Employment Insurance (EI) and children’s benefits, as well as the Canada Emergency Response Benefit and Recovery Benefits.

Elderly benefits are projected to reach $58.8 billion in 2020-21, up 4.6 per cent, due to an increase in the population of seniors. Over the remainder of the horizon, elderly benefits are forecast to grow by $4.4 billion per year, on average, reflecting the ongoing demographic change, and projected consumer price inflation, to which benefits are fully indexed, as well as the planned 10 per cent increase to regular Old Age Security payments for pensioners 75 and over on an ongoing basis as of July 2022 announced in this budget.

EI benefits are projected to increase to $59.8 billion in 2020-21, largely reflecting the cost of Emergency Response Benefits ($26.3 billion) and higher unemployment resulting from the crisis. The government has committed to crediting the EI Operating Account for costs resulting from the Emergency Response Benefit, which means that they will not result in higher future EI

334	Annex 1

premiums. EI benefits are expected to fall to $24.5 billion by 2023-24 as a result of the projected improvement in the labour market. After which, EI benefits are forecast to grow at an average of 2.3 per cent annually, as the unemployment rate is projected to stabilize at around 6 per cent after 2023.

The Canada Emergency Response Benefit (CERB) was introduced as part of Canada’s COVID-19 Economic Response Plan to provide immediate assistance to Canadians not eligible for EI benefits. The government is committed to continuing to support all Canadians and has introduced the Canada Recovery Benefit (CRB), the Canada Recovery Sickness Benefit (CRSB) and the Canada Recovery Caregiving Benefit (CRCB). The CERB and the Canada Recovery Benefits (CRB, CRSB and CRCB) are expected to cost $57.3 billion in 2020-21, decreasing to $13.9 billion in 2021-22 as the economy recovers and temporary programs end.

Canada Child Benefit (CCB) payments are projected to increase 13.3 per cent to $27.6 billion in 2020-21, largely reflecting temporary top up transfers. These benefits will stay close to this level for 2021-22, mainly due to the temporary support for families with young children introduced in the 2020 Fall Economic Statement, before decreasing to $26.3 billion in 2022-23 as temporary supports expire. For the period 2022-23 to 2025-26, CCB payments are expected to grow at an average annual rate of 2 per cent, reflecting forecasted consumer price inflation to which the benefits are indexed.

Major transfers to other levels of government, which include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), Equalization, Territorial Formula Financing and the Canada Community-Building Fund (formerly known as the Gas Tax Fund), among others, are expected to increase by 34.8 per cent to $106.7 billion in 2020-21, reflecting the unprecedented level of support provided to provinces and territories during the pandemic. The increase in 2020-21 is driven by previously announced COVID-19 response measures, including $4 billion for a one-time increase to the Canada Health Transfer, the $2.2 billion top-up to the Canada Community-Building Fund, and $1 billion that is being provided to assist provinces and territories with immunization campaigns.

As a result of the one-time, $4 billion increase to the CHT in 2020-21, total CHT support is $5 billion higher than in 2019-20. Beginning in 2021-22, the CHT is projected to grow from $43.1 billion to $51.7 billion in 2025-26, as it grows in line with a three-year moving average of nominal GDP growth, with funding guaranteed to increase by at least 3 per cent per year. The CST is legislated to grow at 3 per cent per year. Canada Community-Building Fund payments are indexed at 2 per cent per year, with increases applied in $100 million increments. Home care and mental health transfers are projected to be $1.3 billion in 2020-21, stabilizing at $1.2 billion starting in 2022-23.

Details of Economic and Fiscal Projections	335

Direct program expenses, which include proceeds from the pollution pricing framework returned, the Canada Emergency Wage Subsidy, the Canada-Wide Early Learning and Child Care plan, other transfer payments administered by departments, and operating expenses, are expected to increase about 100 per cent to $304.3 billion in 2020-21. The projected increase in direct program expenses is largely driven by COVID-19 response measures, including the wage subsidy, with an estimated cost of $84.6 billion in 2020-21. Direct program expenses are projected to fall to $193 billion in 2024-25. This fall is partially offset in the outer years by the new Canada-Wide Early Learning and Child Care System, which is expected to cost $3 billion in 2021-22 growing to $7.7 billion by 2025-26.

Other transfer payments administered by departments are projected to increase about 90 per cent to $103.3 billion in 2020-21, reflecting investments made to help Canadian families and businesses through the crisis. This includes the expected cost of the loan repayment incentive for the Canada Emergency Business Account $12.6 billion, and $3 billion for the Canada Emergency Student Benefit. Also contributing to the increased costs are supports for seniors through a one-time payment ($2.5 billion) provided in July 2020, and to small businesses through the Canada Emergency Commercial Rent Assistance ($1.9 billion), and through the Canada Emergency Rent Subsidy ($4.1 billion). Other transfer payments are projected to fall to $76.1 billion by 2022-23, as the economy recovers and support measures are lifted, after which they are projected to stabilize around $71.5 billion per year, on average.

Operating expenses reflect the broad range of day-to-day costs of government operations for more than 100 government departments, agencies and Crown corporations. Operating expenses are projected to increase to $111.6 billion in 2020-21, and to $122.5 billion in 2021-22. This includes spending related to the procurement of vaccines and personal protective equipment in response to the crisis. Operating expenses are projected to decrease to $107.7 billion by 2022-23, after which they are projected to grow at an average of 0.7 per cent, annually.

Net actuarial losses, which represent changes in the measurement of the government’s obligations for pensions and other employee future benefits accrued in previous fiscal years, are expected to increase to $15.4 billion in 2020-21. This increase reflects losses stemming from the 2019-20 actuarial valuations of the government’s pension and benefit plans, which are amortized to expense starting in 2020-21. These 2019-20 losses were due mainly to lower long-term interest rates used to value the obligations, as well as increased costs associated with the utilization of disability and other future benefits provided to veterans. Over the horizon, net actuarial losses are forecasted to decline reflecting the increase in projected long-term interest rates.

Financial Source/Requirement

336	Annex 1

The budgetary balance is presented on a full accrual basis of accounting, recording government revenues and expenses when they are earned or incurred, regardless of when the cash is received or paid. In contrast, the financial/source requirement measures the difference between cash coming in to the government and cash going out. This measure is affected not only by the budgetary balance, but also by the government’s non-budgetary transactions. These include changes in federal employee pension liabilities; changes in non-financial assets; investing activities through loans, investments and advances; and changes in other financial assets and liabilities, including foreign exchange activities.

Table A1.7

The Budgetary Balance, Non-Budgetary Transactions and Financial

Source/Requirement

billions of dollars

		Projection
	2019 -2020	2020 -2021	2021 -2022	2022 -2023	2023 -2024	2024 -2025	2025 -2026
Budgetary balance Non-budgetary transactions	-39.4	-354.2	-154.7	-59.7	-51.0	-35.8	-30.7
Pensions and other accounts	10.3	15.8	11.0	8.7	7.3	3.4	1.8
Non-financial assets	-4.9	-5.4	-2.9	-5.5	-4.6	-4.1	-3.6
Loans, investments and advances Enterprise Crown corporations	-13.5	1.0	-0.3	-5.5	-4.7	-5.8	0.9
Other	-1.7	-32.7	-10.6	19.1	-1.8	-1.1	-1.3
Total	-15.1	-31.7	-10.9	13.6	-6.6	-6.9	-0.4
Other transactions
Accounts payable, receivable, accruals and allowances	7.1	26.9	-30.3	-4.3	-3.5	-2.8	-2.5
Foreign exchange activities	-5.2	7.9	-2.8	-3.9	-4.0	-4.1	-3.4
Total	1.8	34.8	-33.1	-8.2	-7.5	-6.9	-5.9
Total	-7.8	13.5	-36.0	8.6	-11.3	-14.4	-8.1
Financial source/requirement	-47.2	-340.6	-190.7	-51.1	-62.4	-50.2	-38.8

As shown in Table A1.7, a financial requirement is projected in each year over the forecast horizon, largely reflecting financial requirements associated with the projected budgetary balance.

A financial source is projected for pensions and other accounts for 2020-21 to 2025-26. Pensions and other accounts include the activities of the Government of Canada’s employee pension plans and those of federally appointed judges and Members of Parliament, as well as a variety of other employee future benefit plans, such as health care and dental plans, and disability and other benefits for veterans and others. The financial source for pensions and other accounts largely reflects adjustments for pension and benefit expenses not funded in the period.

Details of Economic and Fiscal Projections	337

Financial requirements for non-financial assets mainly reflect the difference between cash outlays for the acquisition of new tangible capital assets and the amortization of capital assets included in the budgetary balance. They also include disposals of tangible capital assets and changes in inventories and prepaid expenses. A net cash requirement of $2.9 billion is projected for 2021-22.

Loans, investments and advances include the government’s investments in enterprise Crown corporations, including Canada Mortgage and Housing Corporation, Export Development Canada, the Business Development Bank of Canada, and Farm Credit Canada. They also include loans, investments and advances to national and provincial governments and international organizations, and under government programs, including the Canada Emergency Business Account (CEBA). The projected financial requirements for 2020-21 and 2021-22 mainly reflect the disbursement of loans under CEBA and loans advanced to enterprise Crown corporations under the consolidated borrowing framework. A financial source is projected for 2022-23, largely reflecting the expected repayment of CEBA loans. Financial requirements are projected from 2023-24 to 2025-26, reflecting retained earnings of enterprise Crown corporations, as well loans provided to Crown corporations and third-parties.

In general, loans, investments and advances are expected to generate additional revenues for the government in the form of interest or additional net profits of enterprise Crown corporations, which partly offset debt charges associated with these borrowing requirements. These revenues are reflected in projections of the budgetary balance.

Other transactions include the payment of tax refunds and other accounts payable, the collection of taxes and other accounts receivable, the conversion of other accrual adjustments included in the budgetary balance into cash, as well as foreign exchange activities. A financial source is projected for 2020-21, primarily reflecting adjustments for accrued expenses not paid in the period and non-cash exchange rate impacts. Projected cash requirements over the remainder of the forecast horizon mainly reflect the payment of accounts payable, forecast increases in the government’s official international reserves held in the Exchange Fund Account, as well as projected growth in accounts receivable, in line with historical trends.

Alternative Economic Scenarios

There is still a large amount of uncertainty regarding the ultimate path of the recovery and the eventual return to normal economic activity. The outlook continues to be shaped by the path of the virus and its variants as well as by the vaccination rollout.

338	Annex 1

At the same time, Canada’s performance through the second wave over the winter was stronger than projected in the Fall Economic Statement. Indeed, the Canadian economy was more resilient during the second wave than the initial wave, suggesting that Canadian households and businesses have adapted to operating under public health restrictions.

To illustrate the consequences of different health outcomes and the associated responses of households and businesses, the Department of Finance has considered two alternative scenarios to the projections of the private sector economists which reflect downside and upside risks to the outlook.

Scenario: Slower Recovery

In this scenario, new and more contagious variants of the virus broaden their circulation in Canada, leading to tighter restrictions on businesses vulnerable to social distancing and a delay in the reopening of borders (e.g. restaurants, shopping malls, hairdressers and other personal care) until progress on vaccination can help bring down cases more sustainably. While these restrictions would be less severe than those assumed in previous downside scenarios, activity restrictions induce Canadians to consume less and add further to their accumulated savings.

Further, this scenario assumes that vaccine supply disruptions delays the projected roll out, and assumes vaccines have less efficacy against new variants. In this scenario, getting a critical mass of Canadians vaccinated would take until the end of the year either due to the rise of new variants or some delay in getting the second dose for the two-dose vaccines, resulting in delays of the return to normality.

Overall, the downside risks scenario suggests a reduced pace of growth over the second and third quarters compared to the March survey outlook, with the recovery accelerating in the final quarter of 2021. This reduces the rebound in real GDP to around 5.4 per cent in 2021 but slightly increases the growth outlook for 2022 to around 4.1 per cent, compared to growth rates of, respectively, 5.8 per cent and 4 per cent expected in the March 2021 survey (Chart A1.1 and Table A1.8, below). This is still faster than the baseline forecast for 2021 of the Fall Economic Statement, which expected growth of 4.8 per cent of GDP.

Scenario: Faster Recovery

In this scenario, Canada’s diversified portfolio of vaccines allows vaccination rollout to progress faster than expected and most Canadians are vaccinated by the summer. Most importantly, COVID-19 related deaths and hospitalizations plummet rapidly as vulnerable populations are vaccinated. With hospital capacity restored, provinces are able to quickly lift the most stringent public health and border restrictions (e.g. restaurant and retail closures). Public fears of the virus

Details of Economic and Fiscal Projections	339

start to recede by the spring and a more robust rebound occurs in the hospitality sector, quickly lifting employment and economic activity.

Further, the prospect of significant fiscal stimulus and a faster vaccination rollout in the U.S. drives demand for Canadian exports and provides upward support to global commodity prices, helping to close the remaining gaps in activity in manufacturing, mining, and energy.

Overall, the upside risks scenario suggests much faster growth in the first half of this year compared to the March survey forecast, with growth slowing thereafter, resulting in a rebound of about 6.6 per cent in 2021 followed by slightly slower growth of around 3.8 per cent in 2022.

The potential impact of these alternative scenarios on the projected federal deficit and debt-to-GDP ratio is shown in Chart A1.2 below. The relative change in economic activity under both scenarios would be expected to affect tax revenues, and expenses such as Employment Insurance benefits and the government’s COVID emergency response programs including the Canada Recovery Benefit, and Canada Emergency Wage Subsidy, and, in the downside scenario, may require the government to delay the scaling down of those programs. Notably, in a slower growth scenario, the federal government’s business and income supports would need to be extended further.

340	Annex 1

In total, the downside scenario could be expected to add about $15 billion to the deficit in 2021-22, and 1.2 percentage points to the federal debt-to-GDP ratio by the end of the forecast horizon. In the upside scenario, the deficit would be reduced by approximately $10 billion in 2021-22 and the federal debt-to-GDP ratio would fall to 47 per cent by 2025-26. Under this scenario, inflation is expected to reach a peak of 2.3 per cent in 2023, within the Bank of Canada’s inflation-control target range of 1 to 3 per cent, inducing a faster normalization in policy rates.

Notably, in all cases, the debt-to-GDP ratio forecasted here is lower across the planning horizon than the upper limits projected in the Fall Economic Statement, including the impact of planned stimulus. This reflects a generally better economic environment against which the recovery may unfold faster or slower.

Details of Economic and Fiscal Projections	341

Table A1.8
Department of Finance Alternative Scenarios
per cent, unless otherwise indicated
	2021Q1	2021Q2	2021Q3	2021Q4	2021	2022	2023	2024	2025
Real GDP Growth
Budget 2021	3.6	4.4	6.3	5.0	5.8	4.0	2.1	1.9	1.8
Scenario: Slower Recovery	5.0	2.0	4.0	6.0	5.4	4.1	2.1	1.9	1.8
Scenario: Faster Recovery	6.5	6.0	5.5	4.0	6.6	3.8	2.1	1.9	1.8
GDP Inflation
Budget 2021	2.9	1.9	2.6	2.1	3.3	2.0	2.0	2.1	2.0
Scenario: Slower Recovery	2.5	1.1	2.1	2.2	3.1	2.1	1.9	2.0	2.0
Scenario: Faster Recovery	7.0	2.8	2.2	2.1	4.5	2.1	1.9	2.0	2.0
Nominal GDP Growth
Budget 2021	6.6	6.3	9.0	7.2	9.3	6.0	4.0	4.0	3.8
Scenario: Slower Recovery	7.6	3.2	6.2	8.3	8.6	6.3	4.1	3.9	3.8
Scenario: Faster Recovery	13.9	9.0	7.8	6.2	11.4	6.0	4.1	3.9	3.8
Nominal GDP Level ($billions)
Budget 2021					2,408	2,553	2,657	2,763	2,869
Scenario: Slower Recovery					2,394	2,545	2,650	2,754	2,859
Scenario: Faster Recovery					2,455	2,603	2,709	2,815	2,923
Difference between Budget 2021 and Scenario: Slower Recovery					-14	-8	-7	-9	-9
Difference between Budget 2021 and Scenario: Faster Recovery					47	49	52	52	54
Unemployment Rate
Budget 2021	9.1	8.4	7.6	7.0	8.0	6.5	6.2	6.0	5.9
Scenario: Slower Recovery	8.4	8.3	7.9	7.4	8.0	6.7	6.3	6.0	5.9
Scenario: Faster Recovery	8.4	7.9	7.2	6.7	7.6	6.2	6.0	5.9	5.9

342	Annex 1

	2021Q1	2021Q2	2021Q3	2021Q4	2021	2022	2023	2024	2025
3-month Treasury Bill Rate
March 2021 Survey	0.1	0.1	0.2	0.2	0.1	0.2	0.5	1.1	1.6
Scenario: Slower Recovery	0.1	0.2	0.2	0.2	0.2	0.2	0.3	1.0	1.5
Scenario: Faster Recovery	0.1	0.2	0.2	0.2	0.2	0.2	0.5	1.2	1.7
10-Year Government Bond Rate
March 2021 Survey	1.3	1.5	1.6	1.6	1.5	1.8	2.1	2.5	2.7
Scenario: Slower Recovery	1.2	1.4	1.5	1.6	1.5	1.8	2.0	2.3	2.5
Scenario: Faster Recovery	1.2	1.6	1.7	1.8	1.6	2.0	2.3	2.6	2.9

Sources: Statistics Canada; for the Budget 2021, Department of Finance Canada March 2021 survey of private sector economists; Department of Finance Canada calculations.

Details of Economic and Fiscal Projections	343

Supplementary Information

Sensitivity of Fiscal Projections to Economic Shocks

Changes in economic assumptions affect the projections for revenues and expenses. The following tables illustrate the sensitivity of the budgetary balance to a number of economic shocks:

●	A one-year, 1-percentage-point decrease in real GDP growth driven equally by lower productivity and employment growth.

●	A decrease in nominal GDP growth resulting solely from a one-year, 1-percentage-point decrease in the rate of GDP inflation (assuming that the Consumer Price Index (CPI) moves in line with GDP inflation).

●	A sustained 100-basis-point increase in all interest rates.

These sensitivities are generalized rules of thumb that assume any decrease in economic activity is proportional across income and expenditure components, and are meant to provide a broad illustration of the impact of economic shocks on the outlook for the budgetary balance. The sensitivity analysis conducted in this section has been presented routinely in budgets since 1994, and is separate from the scenarios for a faster or slower recovery presented earlier in this Annex. Actual economic shocks may have different fiscal impacts. For example, they may be concentrated in specific sectors of the economy or cause different responses in key economic variables (e.g. GDP inflation and CPI inflation may have different responses to a given shock).

344	Annex 1

Table A1.9
Estimated Impact of a One-Year, 1-Percentage-Point Decrease in Real GDP
Growth on Federal Revenues, Expenses and Budgetary Balance
billions of dollars
	Year 1	Year 2	Year 5
Federal revenues
Tax revenues
Personal income tax	-2.9	-3.0	-3.4
Corporate income tax	-0.5	-0.5	-0.6
Goods and services tax	-0.4	-0.4	-0.4
Other	-0.1	-0.1	-0.2
Total tax revenues	-3.9	-4.0	-4.6
Employment Insurance premiums	-0.1	-0.1	0.8
Other revenues	-0.1	-0.1	-0.1
Total budgetary revenues	-4.1	-4.2	-3.9
Federal expenses
Major transfers to persons
Elderly benefits	0.0	0.0	0.0
Employment Insurance benefits	1.3	0.9	1.1
Canada Child Benefit	0.0	0.0	0.0
Total major transfers to persons	1.3	0.9	1.1
Other program expenses	-0.2	-0.3	-0.5
Public debt charges	0.0	0.1	0.5
Total expenses	1.1	0.8	1.0
Budgetary balance	-5.2	-5.0	-4.9

A 1-percentage-point decrease in real GDP growth proportional across income and expenditure components reduces the budgetary balance by $5.2 billion in the first year, $5 billion in the second year and $4.9 billion in the fifth year (Table A1.9).

●	Tax revenues from all sources fall by a total of $3.9 billion in the first year. Personal income tax revenues decrease as employment and the underlying tax base fall. Corporate income tax revenues fall as output and profits decrease. GST revenues decrease as a result of lower consumer spending associated with the fall in employment and personal income.

Details of Economic and Fiscal Projections	345

●	EI premium revenues are relatively unchanged in the first two years due to the 2021 premium rate already being in effect, and the 2022 rate being frozen. EI revenues increase in the fifth year as the EI premium rate increases, which, under the seven-year break-even mechanism, adjusts to offset the increase in benefits such that the EI Operating Account balances over time.

●	Expenses rise, mainly reflecting higher EI benefits (due to an increase in the number of unemployed) and higher public debt charges (reflecting a higher stock of debt due to the lower budgetary balance). This rise is partially offset by lower other program expenses (as certain programs are linked to growth in nominal GDP).

Table A1.10
Estimated Impact of a One-Year, 1-Percentage-Point Decrease in GDP
Inflation on Federal Revenues, Expenses and Budgetary Balance
billions of dollars
	Year 1	Year 2	Year 5
Federal revenues
Tax revenues
Personal income tax	-2.9	-2.5	-2.5
Corporate income tax	-0.5	-0.6	-0.7
Goods and services tax	-0.4	-0.4	-0.4
Other	-0.1	-0.1	-0.2
Total tax revenues	-3.9	-3.6	-3.7
Employment Insurance premiums	0.0	-0.1	-0.2
Other revenues	-0.1	-0.1	-0.1
Total budgetary revenues	-4.0	-3.8	-4.0
Federal expenses
Major transfers to persons
Elderly benefits	-0.4	-0.7	-0.8
Employment Insurance benefits	0.1	0.1	0.2
Canada Child Benefit	0.0	-0.1	-0.3
Total major transfers to persons	-0.3	-0.7	-0.8
Other program expenses	-0.6	-0.6	-1.4
Public debt charges	-0.6	0.1	0.3
Total expenses	-1.5	-1.2	-2.0
Budgetary balance	-2.4	-2.6	-2.1

346	Annex 1

A 1-percentage-point decrease in nominal GDP growth proportional across income and expenditure components resulting solely from lower GDP inflation (assuming that the CPI moves in line with GDP inflation) lowers the budgetary balance by $2.4 billion in the first year, $2.6 billion in the second year and $2.1 billion in the fifth year (Table A1.10)

●	Lower prices result in lower nominal income and, as a result, personal income tax revenues decrease. As the parameters of the personal income tax system are indexed to inflation, the fiscal impact is smaller than under the real shock. For the other sources of tax revenue, the negative impacts are similar under the real and nominal GDP shocks.

●	EI premium revenues decrease in response to lower earnings.

●	Other revenues decline slightly as lower prices lead to lower revenues from the sales of goods and services.

●	Partly offsetting lower revenues are the declines in the cost of statutory programs that are indexed to inflation, such as elderly benefit payments, which puts downward pressure on federal program expenses. In addition, other program expenses are also lower as certain programs are linked directly to growth in wages and nominal GDP.

●	Public debt charges decline in the first year due to lower costs associated with Real Return Bonds, then rise due to the higher stock of debt.

Table A1.11
Estimated Impact of a Sustained 100-Basis-Point Increase in All Interest
Rates on Federal Revenues, Expenses and Budgetary Balance
billions of dollars
	Year 1	Year 2	Year 5
Federal revenues	2.1	2.7	3.6
Federal expenses	-3.1	-5.3	-8.2
Of which: public debt charges	-3.1	-5.3	-8.2
Budgetary balance	-1.0	-2.5	-4.6

A one per cent increase in interest rates decreases the budgetary balance by $1 billion in the first year, $2.5 billion in the second year and $4.6 billion in the fifth year (Table A1.11). Higher interest rates directly impact estimated public debt charges on marketable debt in two ways. First, interest costs increase as existing debt matures and is refinanced at higher rates. Second, rising rates increase the expected cost of future borrowing needs. Public debt charges are estimated based on the current expectations for future changes in interest rates, which are subject to change based on economic conditions.

Details of Economic and Fiscal Projections	347

It is important to note that interest rates also directly affect other government revenue and expenses and that they typically do not change in isolation. That is, with higher interest rates, the government would realize some offsetting benefits, including:

●	Higher revenues from the government’s interest-bearing assets, which are recorded as part of other revenues;

●	Corresponding downward adjustments that reduce public sector pensions and employee benefits obligations, which are not incorporated in the table above; and,

●	Higher government tax revenues if interest rate increases were due to stronger economic growth (also not included in the table above).

Short-term Economic Impacts of Government Support and Investment

There are two primary channels through which government spending can affect short-term output and employment. First, governments can invest in infrastructure or purchase goods and services, which translates into an immediate, dollar-for-dollar increase in final domestic expenditure. Second, governments can induce spending increases by households and businesses through tax measures or transfers. The extent to which these measures boost domestic expenditure and production will be determined by changes in saving and imports.

To estimate the economic impacts of fiscal measures, the Department of Finance allocates spending into expenditure categories, which correspond to those used in the Department’s macroeconomic and fiscal model: infrastructure investment, personal income tax and transfer measures, measures for modest- and low-income households, government spending measures (such as government support for research, training, and innovation), and corporate income tax measures. Each of these categories has a different fiscal multiplier, a summary measure that takes into account the channels by which spending affects economic activity, including direct, indirect and induced impacts, and leakages to saving and imports.

Table A1.12 shows the total value of support and investments included in the economic impact assessment. It is expected that support and investments will raise the level of real GDP by 2 per cent by the second year (Table A1.13). This is expected to translate into an increase in employment of more than 330 thousand jobs created or maintained by 2022-2023.

348	Annex 1

Table A1.12
Value of Recovery Plan for Economic Impact Assessment
$ billions
	2021- 2022	2022- 2023	2023- 2024
Fall Economic Statement 2020[1]	21.6	1.3	1.8
Actions since FES 2020 and Budget 2021 Investments	49.3	28.3	23.8
Recovery Plan Total (accrual basis)	70.9	29.6	25.6
Recovery Plan Total (cash basis)	81.7	35.6	32.1
Measures excluded from impact assessment[2]	-6.6	-1.3	-1.7
Total Value for Economic Impact Assessment	75.1	34.3	30.4

Note: Totals may not add due to rounding.

1 Includes investments in FES 2020 Chapter 3 and the extension of CEWS/CERS to June 2021.

2 Actions that have no impact on GDP (e.g., contingencies, international initiatives) are excluded.

Table A1.13
Impacts on Real GDP and Employment
per cent, unless otherwise indicated
	2021- 2022	2022- 2023	2023- 2024
Real GDP (per cent)	1.6	2.0	1.9
Employment (jobs created or maintained, thousands)	315	334	280

Details of Economic and Fiscal Projections	349

Policy Actions Taken since the 2020
Fall Economic Statement

Since 2016, the government has provided a transparent overview of all off-cycle spending. The investments (Table A1.14) ensure that Canadians are continually well served by the programs they rely on and that government operations carry on as usual.

Table A1.14

Policy Actions Since the 2020 Fall Economic Statement

millions of dollars
	2020- 2021	2021- 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026
Government Operations, Fairness and Openness	92	476	170	149	149	150
Global Affairs Canada Adjustments for Non- Discretionary Cost Fluctuations	26	89	92	74	74	74

Funding provided to Global Affairs Canada for non-discretionary cost increases affecting missions abroad, such as changes in exchange rates and inflation. This will allow Canada’s missions to continue delivering a high standard of services to support the needs of Canadians.

Establish Pandemic-related safety measures in Elections[1]	0	110	0	0	0	0

Temporary amendments to the Canada Elections Act to ensure the health and safety of electors and election workers during a general election if it takes place during the pandemic, including introducing a 3-day polling period.

Price and Volume Inflation Protection for Federal Banking and Postage	0	6	0	0	0	0
Funding for Public Services and Procurement Canada for credit and debit card and postage costs incurred when mailing cheques to Canadians on behalf of the federal government.
Public Inquiry into the Tragedy in Nova Scotia	2	12	8	1	0	0
Less: Costs to be Recovered	-1	-6	-4	0	0	0
Less: Funds Sourced From Existing Departmental Resources	-1	0	0	0	0	0
Funding for the Privy Council Office, to support a joint federal-provincial public inquiry into the April 2020 tragedy in Nova Scotia.
Price and Volume Inflation Protection for Federal Real Property	1	14	14	14	14	14
Funding for Public Services and Procurement Canada to maintain current office, common use accommodation, and related real property service levels for federal departments and agencies.
CRA administration costs to deliver the COVID recovery benefits.	63	199	0	0	0	0

350	Annex 1

	2020 - 2021	2021 - 2022	2022 - 2023	2023 - 2024	2024 - 2025	2025 2026
Less: Funds Previously Provisioned in the Fiscal Framework	-45	0	0	0	0	0
Funding for the CRA to administer COVID recovery benefits including the Canada Recovery Benefit, Sickness Benefit, and Caregiving Benefit.
Resolving Complex Tax Disputes and Litigation	47	52	59	60	61	61
Funding to bolster legal resources at the Department of Justice and the CRA. These resources will support the government’s efforts to recover tax revenue in high-complexity cases and protect the integrity of the tax system.
Growth, Innovation, Infrastructure and the Environment	12	650	999	1,300	784	403
A Healthy Environment and a Healthy Economy Climate Plan Measures-Announced December 11, 2020[2]
Creating the Strategic Innovation Fund Net Zero Accelerator	0	267	398	780	785	404
Funding for Innovation, Science and Economic Development Canada of $3 billion (cash basis) over five years to create a Net Zero Accelerator within the Strategic Innovation Fund. The Net Zero Accelerator will help Canada meet its climate change goals by supporting projects that will rapidly expedite decarbonization projects, scale-up clean technology and accelerate Canada’s industrial transformation.
Integrating Climate Considerations in Government Decision-Making	0	2	0	0	0	0
Funding for Environment and Climate Change Canada to develop an analytical lens to integrate climate mitigation and adaptation considerations into federal decisions on policies, programs and proposals.
Green and Inclusive Community Buildings	0	400	600	500	0	0
Year-over-year reallocation of funding[3]	0	0	-150	0	75	75
Funding for Infrastructure Canada to support retrofits, repairs or upgrades of existing public buildings and the construction of new public buildings that serve communities across Canada.
Net-Zero Challenge for Large Industrial Emitters	0	1	1	1	1	1
Funding for Environment and Climate Change Canada to launch a Net-Zero Challenge for large industrial emitters to encourage companies to develop and implement plans to transition their facilities to net-zero greenhouse gas emissions by 2050.
Returning Carbon Pricing Proceeds	0	37	74	73	74	74
Less: Funds Sourced From Existing Departmental Resources	0	-2	0	0	0	0
Less: Fuel Charge Proceeds Booked in the Fiscal Framework	0	-5	0	0	0	0

Details of Economic and Fiscal Projections	351

	2020- 2021	2021- 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026
Less: Estimates of OBPS Proceeds Not Yet Booked in the Fiscal Framework	0	-108	-159	0	0	0
Funding for Environment and Climate Change Canada to continue to administer the Low Carbon Economy funds and return federal carbon pricing proceeds to provinces that do not meet federal carbon pricing benchmark stringency requirements as well as funding for the Canada Revenue Agency to return a portion of carbon fuel charge proceeds collected in New Brunswick directly to the Government of New Brunswick.
Advancing Smart Renewable Energy and Grid Modernization	0	85	293	293	293	0
Funding to Natural Resources Canada to support renewable power generation projects such as wind and solar, and the deployment of grid modernization technologies such as power storage. This will support emissions reduction and the electrification of the economy.
Supporting the Net Zero Advisory Body	1	6	4	1	1	1
Funding for Environment and Climate Change Canada to support the Net-Zero Advisory Body, which is an independent expert group that will provide advice to the Government of Canada on the best pathways to achieve net-zero greenhouse gas emissions by 2050.
Promoting the Demonstration of Clean Technologies	0	60	130	160	175	225
Funding to Sustainable Development Technology Canada to support start-ups and to scale-up companies to enable pre commercial clean technologies to successfully demonstrate feasibility as well as to support early commercialization efforts.
Transitioning Diesel-Reliant Indigenous Communities onto Clean Energy	0	0	60	60	60	60
Funding to advance the Government’s commitment to ensure that rural, remote and Indigenous communities that currently rely on diesel have access to clean and reliable energy by 2030.
Supporting the Adoption of Clean Technologies in the Agriculture Sector	0	16	34	34	34	34
Funding to support the agriculture industry in developing transformative clean technologies and help farmers adopt commercially available clean technology.
Less: Funds Provisioned in the 2020 Fall Economic Statement for Climate Plan	-1	-92	-437	-622	-638	-395
Other Measures
Federal Carbon Pricing Backstop and Litigation	20	18	0	0	0	0
Less: Funds Sourced From Existing Departmental Resources	-8	-8	0	0	0	0
Funding for Environment and Climate Change Canada to further develop and implement the Output-Based Carbon Pricing System and for legal costs associated with defending the Greenhouse Gas Pollution Pricing Act against various legal challenges.
Wood Buffalo National Park Action Plan	0	17	23	21	0	0

352	Annex 1

	2020- 2021	2021- 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026
Less: Funds Previously Provisioned in the Fiscal Framework	0	-5	-5	0	0	0
Less: Funds Sourced From Existing Departmental Resources	0	-12	-18	-21	0	0
Less: Year-Over-Year Reallocation of Funding	0	-26	2	21	0	0
Funding for the Parks Canada Agency and Environment and Climate Change Canada to continue to implement federal commitments under the Wood Buffalo National Park World Heritage Site Action Plan.
Labour Markets, Health, Safety and Economic Prosperity of Canadians	0	654	0	0	0	0
Enhanced Border and Quarantine Measures	0	1,059	0	0	0	0
Less: Funds Previously Provisioned in the Fiscal Framework	0	-165	0	0	0	0
Funding of $895 million in 2021-22 to the Public Health Agency of Canada to support strengthened border health and quarantine measures in response to the COVID-19 pandemic.
Canada Emergency Wage Subsidy Parameters From March 14 to June 5, 2021	0	13,860	0	0	0	0
Less: Funds Previously Provisioned in the Fiscal Framework	0	-14,100	0	0	0	0
Canada Emergency Rent Subsidy and Lockdown Support Parameters From March 14 to June 5, 2021	0	2,125	0	0	0	0
Less: Funds Previously Provisioned in the Fiscal Framework	0	-2,125	0	0	0	0
To provide certainty and continued support for workers, businesses and other affected organizations in the face of ongoing challenges presented by the pandemic, this measure extended the existing rate structures for the wage subsidy, the rent subsidy and Lockdown Support from March 14 to June 5, 2021. In particular, the maximum wage subsidy rate for active employees was kept at 75%; the maximum rent subsidy rate was kept at 65%; and Lockdown Support was kept at 25%.
Tax Policy	242	43	2	1	0	0
Adjust Certain Deductions for Employment Insurance and COVID-19 Benefits	2	3	2	1	0	0
Temporarily allow Employment Insurance and Quebec Parental Insurance Plan benefit recipients to deduct eligible expenses for the Child Care Expense Deduction and the Disability Supports Deduction against this benefit income, to align with the treatment of CERB and other COVID-19 emergency income.

Details of Economic and Fiscal Projections	353

	2020- 2021	2021- 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026
CERB Repayment for Self-employed Individuals and Interest Relief on 2020 Tax Debt	240	40	0	0	0	0
In February 2021, the Government of Canada announced that self-employed individuals who applied for the CERB and would have qualified based on their gross income will not be required to repay the benefit, provided they also met all other eligibility requirements. The Government of Canada also announced targeted interest relief on income tax debt for the 2020 tax year for Canadians who received COVID-related income support benefits.
Trade, International Relations and Security	1	4	4	4	4	4
Renewal of Operating Funding for the National Security and Intelligence Committee of Parliamentarians	0	4	4	4	4	4
Funding for the National Security and Intelligence Committee of Parliamentarians to continue its mandate to review national security and intelligence matters in Canada.
Support for the Office of the Intelligence Commissioner	1	0	0	0	0	0
Funding for the Office of the Intelligence Commissioner to enable it to meet the legislated requirements of the Intelligence Commissioner Act.
(Net) Fiscal Impact of Measures Discussed in Tax Measures: Supplemental Information (Annex 6)	2	7	-5	0	-10	-20
(Net) Fiscal Impact of Non-Announced Measures in this Budget	-509	-2,102	-2,109	-317	-269	-243
The net fiscal impact of measures that are not announced is presented at the aggregate level, and would include provisions for anticipated Cabinet decisions not yet made (including the use of such provisions from previous budgets or updates) and funding decisions related to national security, commercial sensitivity, contract negotiations and litigation issues.
Net Fiscal Impact – Total Policy Actions Taken Since the 2020 Fall Economic Statement	-160	-268	-939	1,138	659	295

Note: Totals may not add due to rounding.

1.	Timing of estimated costs is notional and would depend on timing of federal election.

2.	Supporting the Production and Use of Clean Fuels was also announced as part of the Climate Plan on December 11, 2020 and is included in Chapter 5.

3.	Recent year-over-year reallocation shown for information. Not included in totals.

354	Annex 1

COVID-19 Economic Response Plan

Since March 2020, the government has committed over $345 billion – 15.7 per cent of 2020 GDP – to support Canadians through the pandemic, with major investments in health care, procuring vaccines and personal protective equipment, in income support and responding to businesses’ urgent needs. Altogether, these investments by the federal government represent more than 8 out of every 10 dollars spent in Canada to fight COVID-19 and support Canadians.

Table A1.15 below updates the overview of Canada’s COVID-19 Response Plan detailed in Chapters 1 and 2 of the Fall Economic Statement 2020, with new COVID response measures included in this Budget.

Table A1.15

Canada’s COVID-19 Economic Response- Detailed Overview

		Net Fiscal Impact (Accrual)
	Impact Value[1]	2019- 2020	2020- 2021	2021- 2022	Future Years[2]

Protecting Health and Safety
Safe Restart Agreement	19,909	—	19,909	—	0
Safe Return to Class	2,000	—	2,000	—	0
Vaccines and Therapeutics	14,340	—	7,520	6,530	826
PPE and Medical Equipment	5,352	200	3,331	1,821	289
Long-Term Care	1,340	—	824	516	1
Other Public Health Support	9,579	382	6,830	2,025	308
Helping Health Care Systems Recover[3]	4,000	—	4,000	—	0
Canada’s COVID-19 Immunization Plan[3]	1,000	—	1,000	0	0
Supporting the Mental Health of Those Most Affected by COVID-19	140	—	—	140	118
Supporting Indigenous Communities in the Fight Against COVID-19	1,239	—	—	1,225	6
Safe Return to School on Reserve	112	—	—	112	0
International COVID-19 Response and Recovery	375	—	—	375	0
Total - Protecting Health and Safety	59,385	582	45,414	12,744	1,547
Of which:
Policy Actions in FES 2020	52,520	582	40,414	10,892	1,424
Measures in Budget 2021	7,040	—	5,000	1,852	124
Direct Support Measures
Canada Emergency Wage Subsidy	110,545	—	84,590	25,955	—
Canada Emergency Rent Subsidy and	8,405	—	4,065	4,340	—
Lockdown Support
Canada Emergency Recovery Benefit	73,056	6,505	66,551	—	—
Enhancements to Employment	13,046	—	3,240	9,806	2,905
Insurance[4]
Canada Recovery Benefit[4]	26,794	—	14,462	12,332	69
Canada Recovery Sickness Benefit[4]	738	—	456	282	15
Canada Recovery Caregiver Benefit[4]	3,546	—	1,953	1,593	22

Details of Economic and Fiscal Projections	355

		Net Fiscal Impact (Accrual)
	Impact Value[1]	2019- 2020	2020- 2021	2021- 2022	Future Years[2]
Canada Emergency Business Account -Incentive	13,822	—	12,618	1,205	—
Other Direct Support Measures (FES 2020)	34,460	106	31,276	1,715	812
Additional Direct Support Measures in Budget 2021	1,829	—	—	1,879	1,104
Total - Direct Support Measures	286,242	6,611	219,141	59,117	4,926
Of which: Policy Actions in FES 2020	269,797	6,611	226,873	34,960	1,515
Impact of Re-estimated Costs	-10,014	—	-7,974	-2,040	—
Measures in Budget 2021	26,459	—	241	28,224	3,411
Total - Protecting Health and Safety and Direct Support Measures	345,628	7,193	264,555	71,861	6,473
Tax and Customs Duty Payment Liquidity (in FES 2020)	85,050	56	2,938	15	-5
Business Credit Availability Program and Other Credit Liquidity Support	81,889	—	5,989	4,453	2,592
Of which: Policy Actions in FES 2020	83,400	—	6,355	4,689	2,424
Impact of Re-estimated Costs	-1,511	—	-366	-236	168
Total - COVID-19 Economic Response Plan	512,516	7,249	272,129	76,329	9,060
Of which: Policy Actions in FES 2020[5]	490,716	7,249	275,227	50,556	5,358
Impact of Re-estimated Costs	-11,525	—	-8,340	-2,276	168
Measures in Budget 2021	33,325	—	5,241	28,049	3,534

Note: Numbers may not add due to rounding.

[1]	The impact value reflects projected cash expenditures and liquidity support primarily in 2020-21 (some measures also include projected expenditures in 2019-20, and 2021-22). The fiscal (budgetary) impact on an accrual basis is lower, owing to cash-accrual accounting differences and the fact that some of these measures relate to loans and tax deferrals, for which only provisions for potential losses, and forgone interest and penalties would affect the budgetary balance, respectively.

[2]	2022-2023 to 2025-2026.

[3]	Announced in March 2021.

[4]	Includes the cost of extensions and changes announced in February 2021.

[5]	Net fiscal impact, after amounts provisioned in the 2020 Economic and Fiscal Snapshot for Anticipated Decisions.

356	Annex

Annex 2

Debt Management Strategy

Introduction

The 2021-22 Debt Management Strategy sets out the Government of Canada’s objectives, strategy, and borrowing plans for its domestic debt program and the management of its official reserves.

The Financial Administration Act (FAA) requires that the Minister of Finance table, in each House of Parliament, a report on the anticipated borrowing to be undertaken in the fiscal year ahead, including the purposes for which the money will be borrowed and the management of the public debt, no later than 30 sitting days after the beginning of the fiscal year. The 2021-22 Debt Management Strategy fulfills this requirement.

This year’s Debt Management Strategy takes an important step forward in continuing to implement the government’s approach, first outlined last summer in the 2020 Economic and Fiscal Snapshot, by issuing long-term debt to finance the emergency support to Canadians and Canadian businesses through the pandemic. As a result of these actions, and the path forward outlined in this year’s strategy, the government has a plan to more than double, compared to 2019, the share of its annual bond issuance dedicated to long-term debt. Over the next several years, these actions will result in the government’s average term to maturity for its domestic market debt to reach a level not seen in over 40 years. Despite the significant increase in total debt the government has taken on as a result of COVID-19, total public debt charges are projected to be lower both in 2021-22 and 2022-23, than was forecast in December 2019 in the 2019 Economic and Fiscal Update.

Objectives

The fundamental objectives of debt management are to raise stable and low-cost funding to meet the financial requirements of the Government of Canada and to maintain a well-functioning market for Government of Canada securities.

For 2021-22, the government will seek to maximize the financing of COVID-19-related debt through long-term issuance. This is a fiscally prudent approach that provides security by lowering debt rollover and providing more predictability in the cost of servicing debt. It involves maintaining a shift towards long-term debt issuance, which began in 2020-21, re-opening the ultra-long 50-year bond in 2021-22, and continuing to issue in this sector in coming years. The government will closely monitor financial markets and may issue more long-term debt if

Debt Management Strategy	357

market conditions are favourable. Having access to a well-functioning government securities market contributes to lower costs and less volatile pricing for the government, ensuring that funds can be raised efficiently over time to meet the government’s financial requirements. Moreover, to support a liquid and well-functioning market for Government of Canada securities, the government strives to promote transparency and consistency.

The government plans to update financial markets on the debt program in the fall.

Outlook for Government of Canada Debt

Canada entered the pandemic in a position of fiscal strength which enabled the government to provide extraordinary support to Canadians and Canadian businesses to weather the impact of the pandemic, and better position the economy for recovery. The cost of inaction in the face of this pandemic would have been much higher than that of not doing enough.

Prudent fiscal management means Canada continues to have an enviable fiscal position relative to international peers, with the lowest net debt-to-GDP ratio in the G7. Furthermore, the government has already issued an unprecedented level of long-term bonds, at historically low interest rates, to ensure Canada’s debt is sustainable and will not weigh on future generations.

Rating agencies have indicated that Canada’s effective, stable, and predictable policymaking and political institutions, economic resilience and diversity, well-regulated financial markets, and its monetary and fiscal flexibility contribute to Canada’s strong current credit ratings: Moody’s (Aaa), S&P (AAA), DBRS (AAA), and Fitch (AA+).

Planned Borrowing Activities for 2021-22

The projected sources and uses of borrowings for 2021-22 are presented in Table A2.1. Actual sources and uses of borrowings compared with the projections will be reported in the Debt Management Report for 2021-22. This document will be released soon after the Public Accounts of Canada 2022, which provides detailed accounting information on the government’s interest-bearing debt.

Sources of Borrowings

The aggregate principal amount of money to be borrowed by the government in 2021-22 is projected to be $523 billion.

This is consistent with the borrowing limits previously proposed by the government in December 2020, with the tabling of Bill C-14, the Economic Statement Implementation Act, 2020.

358	Annex 2

Uses of Borrowings

The government’s borrowing needs are driven by the refinancing of debt and projected incremental financial requirements. The size of the program reflects both requirements to refinance debt of $332 billion, including the large maturing stock of short-term debt issued in 2020-21 in response to the COVID-19 pandemic, as well as the projected financial requirement of $191 billion to support the recovery in 2021-22. All borrowings will be sourced from domestic and foreign wholesale markets (Table A2.1). The long-term outlook of the government’s cash balances is not expected to change since new borrowings are expected to meet all financing requirements.

Despite record borrowings to support Canadians and the economy during the COVID-19 pandemic, public debt charges are projected to remain sustainable at $22.1 billion for 2021-22, representing 0.9 per cent of GDP. Even though interest rates are forecasted to increase throughout the forecast horizon, public debt charges are projected to only rise to 1.4 per cent of GDP by 2025-26 to a level of $39.3 billion. This is still substantially lower than the average cost of financing debt over the last two decades, even with a significantly higher public debt load because of COVID-19.

Public debt charges remain on a sustainable long-term path and are still projected to be $1.6 billion lower in 2022-23 than forecast in the December 2019 Economic and Fiscal Update (forecast of $27.3 billion at that time), before the onset of COVID. This is in spite of a substantial increase in federal debt as a result of the pandemic.

Throughout 2021-22, the government will closely monitor conditions and issue more long-term debt if market conditions are favourable. In addition, actual borrowings for the year may differ due to uncertainty associated with economic and fiscal projections, the timing of cash transactions, and other factors such as changes in foreign reserve needs and Crown corporation borrowings. To adjust for these unexpected changes in financial requirements, debt issuance can be altered during the year, typically through changes in the issuance of treasury bills.

Debt Management Strategy	359

Table A2.1
Planned/Actual Sources and Uses of Borrowings for Fiscal Year 2021-22
$Billions
Sources of borrowings
Payable in Canadian Currency
Treasury bills[1]		226
Bonds		286
Total payable in Canadian currency		512
Payable in foreign currencies		10
Total sources of borrowings		523
Uses of borrowings
Refinancing needs
Payable in Canadian Currency
Treasury bills		219
Bonds		105
Retail debt		0
Total payable in Canadian currency		324
Payable in foreign currencies		8
Total refinancing needs		332
Financial requirement
Budgetary balance		155
Non-budgetary transactions
Pension and other accounts		-11
Non-financial assets		3
Loans, investments and advances		11
Of which:
Loans to enterprise Crown corporations	0
Other	11
Other transactions[2]		33
Total financial requirement		191
Total uses of borrowings		523
Change in other unmatured debt transactions[3]		0
Net increase or decrease (-) in cash		0

Source: Department of Finance Canada calculations.
Notes: Numbers may not add due to rounding. In the uses of borrowings section, a negative sign denotes a financial source.
[1]	Treasury bills are rolled over, or refinanced, a number of times during the year. This results in a larger number of new issues per year than the stock of outstanding at the end of the fiscal year, which is presented in the table.
[2]	Other transactions primarily comprise the conversion of accrual transactions to cash inflows and outflows for taxes and other accounts receivable, provincial and territorial tax collection agreements, amounts payable to taxpayers and other liabilities, and foreign exchange accounts.
[3]	Includes cross-currency swap revaluation, unamortized discounts on debt issues, obligations related to capital leases and other unmatured debt, where this refers to in the table.

360	Annex 2

2021-22 Borrowing Program

As Canada moves towards economic recovery, the shift towards long-term debt issuance, which began in 2020-21, will continue. Funding more COVID-19-related debt through long-term issuance will help provide security and stability to the government balance sheet by lowering debt rollover while remaining fiscally prudent. Issuances with a maturity of 10 years or greater will be higher in 2021-22 than 2020-21 in both relative and absolute terms (Table A2.2). As part of this move towards longer-term issuance, the government will re-open issuance of the ultra-long 50-year bond for 2021-22.

Before the pandemic, 15 per cent of the bonds issued by the government were issued at maturities of 10 years or greater. Over the course of 2020, federal government allocations of long bonds rose to about 29 per cent. The government is now proposing to increase that proportion to 42 per cent. This will result in the longest average term to maturity in four decades, and will protect Canada from rollover risks.

Table A2.2

Gross Bond Issuances by Maturity
$ Billions, end of fiscal year
	2020-21 Previous Year		2021-22 Planned
	Issuance	Share of Bond Issuance	Issuance	Share of Bond Issuance
Short (2, 3, 5-year sectors)	267	71%	160	56%
Long (10-year+)	107	29%	121	42%
Green bonds	-	-	5[1]	2%
Gross Bond Issuance	374	100%	286	100%

Note: Numbers may not add due to rounding.

1Target issuance, subject to market conditions.

The government also plans to issue its first ever green bond in 2021-22 to issuance will target $5 billion, subject to market conditions, and will be the first of many issuances. More details are provided in Chapter 5 of this budget.

In addition, the government proposes to explore, through Debt Management Strategy consultations this fall, the potential for the issuance of social bonds. More details are provided in Chapter 6. Social bonds can support investments in a variety of areas that promote greater social inclusion and broad-based economic prosperity, such as the historic investments in early learning and child care proposed in Budget 2021.

Debt Management Strategy	361

Composition of Market Debt

The total stock of market debt is projected to reach $1,305 billion by the end of 2021-22 (Table A2.3)

Table A2.3

Change in Composition of Market Debt
$ Billions, end of fiscal year
	2017-18	2018-19	2019-20	2020-21	2021-22
	Actual	Actual	Actual	Estimated	Projected
Domestic bonds[1]	576	569	597	879	1,062
Treasury bills	111	134	152	219	226
Foreign debt	16	16	16	15	18
Retail debt	3	1	1	0	0
Total market debt	705	721	765	1,114	1,305

Sources: Bank of Canada; Department of Finance Canada calculations.

Note: Numbers may not add due to rounding.

1        Includes additional debt that accrues during the fiscal year as a result of the inflation adjustments to Real Return Bonds.

Over the next three years, the average term to maturity for outstanding domestic marketable bonds and treasury bills is expected to increase to nearly 8 years, a level that is significantly higher than the historical average of 5.9 years seen in the period from 1981-82 to 2019-20.

Gross debt issuance will fall in 2021-22 compared to 2020-21, reflecting lower financial requirements. However, as illustrated in Table A2.4, the total level of issuance of bonds with a term to maturity of 10 years or more is planned to be higher than in 2020-21.

362	Annex 2

Table A2.4

Projected Gross Issuance of Bonds and Bills for 2021-22

$ Billions, end of fiscal year

	2019-20 Actual	2020-21 Estimated	2021-22 Planned	Change from 2020-21
Treasury bills	152	219	226	3%
2-year	53	129	76	-41%
3-year	19	56	36	-36%
5-year	33	82	48	-41%
10-year	13	74	84	14%
30-year	4	32	32	0%
Real Return Bonds	2	1	1	0%
Ultra-long	-	-	4	-
Green bonds	-	-	5[1]	-
Total bonds	124	374	286	-23%
Total gross issuance	276	593	512	-14%

Sources: Bank of Canada; Department of Finance Canada calculations.

Notes: Numbers may not add due to rounding. The share of issuance per bond sector is relative to total bond issuance.

[1]Target issuance, subject to market conditions

Treasury Bill Program

Bi-weekly issuance of 3-, 6-, and 12-month maturities are planned for 2021-22, with auction sizes planned to be largely within the $12 billion to $32 billion range. As financial requirements in 2021-22 and following years are expected to be lower than 2020-21, the government will target a year-end stock of treasury bills of $226 billion for 2021-22. This approach is intended to support a liquid and well-functioning market for Canadian federal government treasury bills, which helps investors, as a whole, who need access to short-term, interest-bearing securities in lieu of cash. This approach is also informed by consultations with market participants held in September and October 2020. Market participants indicated that treasury bills were currently in high demand due to excess cash in the financial markets, both from domestic and international investors. Further highlights from these consultations are outlined in the 2020 Fall Economic Statement.

Cash management bills (i.e., short-dated treasury bills) help manage government cash requirements in an efficient manner. These instruments will also be used in 2021-22 when needed.

Debt Management Strategy	363

2021-22 Bond Program

Annual gross bond issuance is planned to be about $286 billion in 2021-22, $88 billion lower than the $374 billion issued for 2020-21 (Table A2.4), and the total stock of bonds is projected to be $1,062 billion by the end of 2021-22. The reduction in annual bond issuance reflects the decrease in expected financial requirements over the next few years as the economy recovers from the COVID-19 pandemic. The approach balances liquidity requirements in both the treasury bill and core benchmark bond sectors, while also satisfying the government’s objective of placing COVID-19-related debt in long-term sectors.

Throughout 2021-22, the government will closely monitor financial markets and, subject to favourable market conditions, will seek opportunities to issue more long-term debt. Along with treasury bills, issuance in the 3-year sector may be adjusted to address potential larger issuance in long-term issuances or unexpected changes in financial requirements. Given the Bank of Canada’s purchases of Government of Canada bonds in the secondary market, regular, switch, and cash management bond buyback operations are not planned for 2021-22.

Maturity Date Cycles and Benchmark Bond Target Range Sizes

For 2021-22, benchmarks in core sectors will be lower in many sectors relative to 2020-21, reflecting the decreased overall issuance in bonds (A2.5).

Table A2.5
Maturity Date Patterns and Benchmark Size Ranges[1]
$Billions
	Feb.	Mar.	Apr.	May	June	Aug.	Sept.	Oct.	Nov.	Dec.
2-year	16-22			16-22		16-22			16-22
3-year			16-20					16-20
5-year		22-26					22-26
10-year					38-44					38-44
30-year[2]										46-58
Real Return Bonds[2,3]										8-12
Ultra-long[4]										N/A

Source: Department of Finance Canada calculations.
Note: These amounts do not include coupon payments.
[1]	Actual annual issuance may differ.
[2]	The 30-year nominal bond and Real Return Bond do not mature each year or in the same year as each other.
[3]	Benchmark size range includes estimate for inflation adjustment, while planned annual issuance does not.
[4]	There is currently no benchmark size set for the 50-year ultra-long bond, which matures on December 1, 2064.

364	Annex 2

Bond Auction Schedule

In 2021-22 there will be quarterly auctions of 2-, 3-, 5-, 10-, 30-, and 50-year bonds. Some of these bonds may be issued multiple times per quarter. The number of planned auctions in 2021-22 for each sector is shown in Table A2.6. The actual number of auctions for 2021-22 may be different from the planned number due to unexpected changes in borrowing requirements. In addition, the government may increase the number of long-term bond auctions if market conditions are favourable for more long-term issuance.

Table A2.6
Number of Planned Auctions for 2021-22
$ Billions
Sector	Planned Bond Auctions
2-year	16
3-year	12
5-year	12
10-year	16
30-year	10
Real Return Bonds	4
Ultra-long[1]	4

Source: Department of Finance Canada
Note: These amounts do not include coupon payments.
[1] Issuances for ultra-long bonds will take the format of a modified auction.

The dates of each auction will continue to be announced through the Quarterly Bond Schedule, which is published on the Bank of Canada’s website prior to the start of each quarter (www.bankofcanada.ca/stats/cars/results/bd_auction_schedule.html).

Management of Canada’s Official

International Reserves

The Exchange Fund Account (EFA), which is held in the name of the Minister of Finance, represents the largest component of Canada’s official international reserves. It is a portfolio of Canada’s liquid foreign exchange reserves and special drawing rights (SDRs)1 used to aid in the control and protection of the external value of the Canadian dollar and provide a source of liquidity to the government. In addition to the EFA, Canada’s official international reserves include Canada’s reserve position held at the International Monetary Fund.

[1]	SDRs are international reserve assets created by the International Monetary Fund whose value is based on a basket of international currencies.

Debt Management Strategy	365

The government borrows to invest in liquid reserves, which are maintained at a level at or above three per cent of nominal GDP. Net funding requirements for 2021-22 are estimated to be around US$15 billion, but may vary as a result of movements in foreign interest rates and exchange rates.

Foreign debt is used exclusively to provide funding for Canada’s official international reserves. The anticipated rise in foreign funding in fiscal year 2021-22 is due to swap and bond maturities that need to be financed.

The mix of funding sources used to finance the liquid reserves in 2021-22 will depend on a number of considerations, including relative cost, market conditions, and the objective of maintaining a prudent foreign-currency-denominated debt maturity structure. Potential funding sources include a short-term US-dollar paper program (Canada bills), medium-term notes, cross-currency swaps involving the exchange of Canadian dollars for foreign currency to acquire liquid reserves, and the issuance of global bonds.

Further information on foreign currency funding and the foreign reserve assets is available in the Report on the Management of Canada’s Official International Reserves (https://www.canada.ca/en/department-finance/services/publications/official-international-reserves.html) and in The Fiscal Monitor (https://www.canada.ca/en/department-finance/services/publications/fiscal-monitor.html).

Cash Management

The core objective of cash management is to ensure that the government has sufficient cash available at all times to meet its operating requirements.

Cash consists of money on deposit with the Bank of Canada, chartered banks, and other financial institutions. Cash with the Bank of Canada includes operational balances and balances held for prudential liquidity. Periodic updates on the liquidity position are available in The Fiscal Monitor (https://www.canada.ca/en/department-finance/services/publications/fiscal-monitor.html).

Prudential Liquidity

The government holds liquid financial assets in the form of domestic cash deposits and foreign exchange reserves to safeguard its ability to meet payment obligations in situations where normal access to funding markets may be disrupted or delayed. The government’s overall liquidity levels are managed to normally cover at least one month of net projected cash flows, including coupon payments and debt refinancing needs.

Owing to the government’s ample fiscal capacity and continued access to funding markets, the government did not need to access liquidity from its Prudential Liquidity Plan.

366	Annex 2

Annex 3

Legislative Measures

This annex includes a number of measures (other than tax-related measures) that would be implemented through legislation.

Subject of the Measure	Proposed Legislative Action
Strengthening Canada’s Anti-Money Laundering and Anti- Terrorist Financing Regime	In Budget 2021 the government proposes to strengthen Canada’s Anti-Money Laundering and Anti-Terrorist Financing (AML/ATF) Regime by introducing amendments to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act to enable the Financial Transactions and Reports Analysis Centre of Canada to recover its compliance costs, clarify its ability to obtain information from reporting entities and expand the information that it can disclose; strengthen criminal penalties and the registration framework for money services businesses; regulate armoured car services for AML/ATF purposes; amend certain disclosure recipients and definitions; and make other technical amendments to the Act. The government also proposes to introduce amendments to reduce the administrative burden for financial institutions filing reports under the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law).
Financial Stability Measures

In Budget 2021 the government proposes to introduce amendments to the Canada Deposit Insurance Corporation Act to:

(i)   clarify the scope of, and support, the cross-border enforceability of the stay provisions applicable to eligible financial contracts; and

(ii)  clarify how investors, creditors and other participants may be compensated as a result of actions taken by financial sector authorities to sell, wind-down or restore to viability a failing bank.

The government also proposes to introduce amendments to the Payment Clearing and Settlement Act to clarify how investors, creditors and other participants may be compensated as a result of actions taken by financial sector authorities to sell, wind-down or restore to viability a failing financial market infrastructure.

Legislative Measures 367

Subject of the Measure	Proposed Legislative Action
Payment System Measures	In Budget 2021 the government proposes to clarify the Bank of Canada’s authority to oversee payment exchanges under the Payment Clearing and Settlement Act.
Unclaimed Assets Regime	In Budget 2021 the government proposes to modernize the federal unclaimed assets regime, by increasing the information available and use of electronic communication to match Canadians with their unclaimed assets, and expand the scope of the regime to include unclaimed balances from terminated federally regulated pension plans and foreign denominated bank accounts by proposing amendments the Bank of Canada Act, the Bank Act, the Trust and Loans Companies Act, and the Pension Benefits Standards Act, 1985.
Clarifying the Consumer Protection Framework	In Budget 2021 the government proposes to introduce legislative amendments to clarify that application of the statutory right to cancel a contract with a bank under the Bank Act only applies to retail consumers, which are individuals and small and medium-sized businesses, and excludes large businesses.
Financial Institution Restructuring Powers (FIRP) Extension	In Budget 2021 the government proposes to amend the Canada Deposit Insurance Corporation Act to provide the Canada Deposit Insurance Corporation with greater flexibility to facilitate a transaction in circumstances where it takes control of a failed member institution.
Strengthening the Canadian Deposit Insurance Framework	In Budget 2021 the government proposes to introduce technical legislative amendments to the Canada Deposit Insurance Corporation Act to provide the Canada Deposit Insurance Corporation with a targeted expansion of its authorities to improve the timeliness and efficiency of the deposit insurance payout process.
2023 Sunset Date of Financial Institutions Statutes	In Budget 2021 the government proposes legislative amendments to the Bank Act, the Insurance Companies Act, and the Trust and Loans Companies Act to extend the sunset dates by two years to 2025. Extending the sunset dates will enable full consideration of the impacts of the pandemic on the financial sector as part of the next legislative review.

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Subject of the Measure	Proposed Legislative Action
Revised Framework for Negotiated Contribution Pension Plans	In Budget 2021 the government proposes to introduce amendments to the Pension Benefits Standards Act, 1985 to establish a revised framework for multi-employer negotiated contribution pension plans that strengthens plan governance, transparency, and sustainability of benefits.
Retail Payments Oversight Framework	To continue to promote growth and innovation in digital payment services, such as digital wallets, while ensuring that these payments services are safer and more secure, the government proposes to introduce legislation to implement a new retail payments oversight framework.
Strengthening Capital Markets Stability and Enforcement	Increase the statutory limit in the Canadian Securities Regulation Regime Transition Office Act to ensure additional funding for the Canadian Securities Transition Office to continue supporting federal efforts to advance the Cooperative Capital Markets Regulatory System and to strengthen capital markets stability and enforcement in Canada.
Credit Cards Acceptance Fees

The government will engage with key stakeholders to work towards three objectives:

●    Lower the average overall cost of interchange fees for merchants

●    Ensure that small businesses benefit from pricing that is similar to large businesses

●    Protect existing rewards points of consumers

Following consultations with stakeholders, detailed next steps will be outlined as part of the 2021 Fall Economic Statement, including legislative amendments to the Payment Card Networks Act that would provide authority to regulate interchange fees, if necessary.

Better Supports for Exporters	Budget 2021 announces the government’s intention to work with Export Development Canada to enhance supports to small and medium-sized exporters and to strengthen human rights considerations in export supports. To do so, the government may propose amendments to the Export Development Act.
Science and Technology	Budget 2021 proposes to provide additional funding of $10 million over five years, starting in 2021-2022, and

Legislative Measures 369

Subject of the Measure	Proposed Legislative Action
Collaboration with Israeli Firms	$2 million per year ongoing, to expand opportunities for Canadian small and medium-sized enterprises (SMEs) to engage in research and development partnerships with Israeli SMEs. This will be sourced from existing Global Affairs Canada resources. The government also intends to implement an enhanced delivery model for this program, including possible legislation.
Improving Duty and Tax Collection on Imported Goods

Budget 2021 proposes changes to the Customs Act that would improve duty and tax collection.

●    These changes would ensure that goods are valued in a fair and consistent manner by all importers.

●    In support of ongoing efforts to digitize payment of duty and tax, the changes would also modernize the payment process for commercial importers, to minimize administrative burden.

Strengthening Canada’s Trade Remedy System	Budget 2021 announces the government’s intention to launch public consultations on measures to strengthen Canada’s trade remedy system and to improve access for workers and small and medium-sized enterprises. Following these consultations, the government may propose amendments to the Special Import Measures Act and the Canadian International Trade Tribunal Act. Budget 2021 also proposes to amend the Canada-United States-Mexico Agreement Implementation Act to clarify processes for the selection of trade remedy dispute settlement panels and committees under the agreement.
Canada Community- Building Fund	On March 25, 2021, the government tabled a bill that proposes to provide $2.2 billion for a one-time top-up to the federal Gas Tax Fund, which would double the government’s commitment to municipalities and First Nations communities in 2020-21. The bill also proposes to rename the fund as the Canada Community-Building Fund. The government intends to proceed with this proposal.
Canada Small Business Financing Program	Budget 2021 proposes to amend the Canada Small Business Financing Act, including broader eligibility and increased loan limits to help facilitate greater access to financing through the Canada Small Business Financing Program.

370 Annex 3

Subject of the Measure	Proposed Legislative Action
Public Service Employment Act	The public sector workforce should be representative of the communities it serves. In the 2020 Speech from the Throne, the government committed to implementing an action plan to increase representation in hiring and appointments within the Public Service. The government is committed to diversity and inclusion and will review key aspects of the staffing process in hopes of removing conscious and unconscious bias and systemic barriers, with the goal of increasing representation in hiring and appointments within the Public Service. To this end, the government will propose amendments to the Public Service Employment Act to reaffirm the importance of a diverse and inclusive workforce and to strengthen provisions to address potential bias and barriers in the staffing processes.
Amendments to the Canada Elections Act	Budget 2021 proposes to introduce amendments to the Canada Elections Act to specify that making or publishing a false statement in relation to a candidate, prospective candidate, or party leader would be an offence only if the person or entity knows that the statement is false.
Modernizing the Fiscal Stabilization Program	As indicated in the Fall Economic Statement 2020, the government intends to introduce legislative amendments to reform the Fiscal Stabilization Program to provide a more effective backstop to provinces that face an extraordinary drop in revenues. The modernization of the program would index the maximum payment of $60 per capita, which was set in 1987, to total Canadian economic growth per person since that time, nearly tripling it to $170 per person in 2019-20 and 2020-21. The higher cap would apply to 2019-20 Stabilization claims and onward. In addition, technical changes would modernize and simplify the program, effective for 2021-22 Stabilization claims and onward.
Enhancing the Capacity of Superior Courts	Budget 2021 proposes to amend the Judges Act, the Federal Courts Act, and the Tax Court of Canada Act to add 13 new superior court positions, which includes 1 Associate Chief Justice position.
Establishing a Canadawide Early Learning and Child Care System	Budget 2021 proposes to include in legislation a financial authority for the transfer of funding to provinces and territories in support of new bilateral

Legislative Measures 371

Subject of the Measure	Proposed Legislative Action
agreements, including an asymmetrical agreement with Québec, towards a Canada-wide Early Learning and Child Care system, for the year 2021-22.
Extending Temporary Support for Seasonal Workers Who Continue to be Affected by the Pandemic

Budget 2021 proposes legislative changes to ensure that all self-employed fishers who submit an Employment Insurance (EI) claim for the winter 2021 fishing benefit period are treated equally, by extending temporary eligibility changes for the entire benefit period.

Budget 2021 proposes legislative changes to extend the rules of an existing EI seasonal pilot project for an additional year, until October 2022.

Reforming Student Financial Assistance	The government proposes to introduce legislation that would extend the waiver of interest accrual on Canada Student Loans and Canada Apprentice Loans until March 31, 2023.
Support to the Government of Quebec to align the Quebec Parental Insurance Plan with Temporary EI Changes	Budget 2021 proposes funding through a statutory appropriation to support the Government of Quebec in ensuring that benefits offered under the Quebec Parental Insurance Plan reflect the temporary changes in place between September 2020 and September 2021 that have made Employment Insurance maternity and parental benefits more generous for some claimants.
Establishing a $15 Federal Minimum Wage	The Government of Canada is committed to help Canadians in low-wage jobs by announcing its intention to introduce amendments to the Canada Labour Code that will establish a federal minimum wage of $15 per hour, rising with inflation, with provisions to ensure that where provincial or territorial minimum wages are higher, that wage will prevail.
Legislative Authority for the Hibernia Dividend Backed Annuity Agreement	The government is proposing to introduce legislation to satisfy Canada’s obligations under the Hibernia Dividend Backed Annuity Agreement with the Government of Newfoundland and Labrador.
Amendment of the Government Annuities Improvement Act	The government is proposing amendments to the Government Annuities Improvement Act to reduce duplicative audit requirements. Canadians and annuitants would continue to have access to information on the program through the Public Accounts and the actuarial reports published by the Office of the Chief Actuary.

372 Annex 3

Subject of the Measure	Proposed Legislative Action
Social Security Tribunal Reforms	The government is proposing amendments to the Department of Employment and Social Development Act to improve the recourse process for Income Security programs, which include the Canada Pension Plan and Old Age Security.
Extending Temporary Provisions Related to the Employment Insurance (EI) Emergency Response Benefit (ERB)	To ensure that workers who accessed the Canada Emergency Response Benefit through Service Canada continue to have access to training and skills development programs and to allow integrity activities over a longer time frame, the government announces its intention to introduce amendments to the Employment Insurance Act to extend the application of certain provisions related to the Canada Emergency Response Benefit.
Annual Regulatory Modernization Bill (ARMB)	The government intends to introduce a second annual cleanup legislation to concurrently amend multiple acts to improve regulations and remove outdated or duplicative regulatory requirements that will strengthen Canada’s economic competitiveness.
Enhancing Protections for Contract Workers in the Air Transportation Sector	To better protect these employees, the government is announcing its intention to introduce amendments to the Canada Labour Code that will extend equal remuneration protection to more employees in the air transportation sector. This would ensure that, when a service contract changes hands, affected employees are not paid less if they are laid off and rehired to do the same work.
Parents of Young Victims of Crime	The Government of Canda is announcing its intention to amend the Canada Labour Code to ensure that employees in the federally regulated private sector have job protection when they avail themselves of this new benefit.
Labour Program Authority to use the Social Insurance Number	The Government of Canda is announcing its intention to amend the Department of Employment and Social Development Canada Act to provide the Minister of Labour with the authority to collect, use and retain the Social Insurance Number, for program administration.
Freezing Judicial Pension Entitlements	Budget 2021 proposes to amend the Judges Act to freeze a judge’s pension entitlements, as of the date the Canadian Judicial Council recommends a judge’s removal from office.

Legislative Measures 373

Subject of the Measure	Proposed Legislative Action
Streamlining Express Entry	The Government of Canada intends to propose amendments to the Immigration and Refugee Protection Act to provide the Minister of Immigration, Refugees and Citizenship Canada with authority to use Ministerial Instructions to help select those candidates who best meet Canada’s labour market needs from among the growing pool of candidates who wish to become permanent residents through the Express Entry System.
Assignment of revenues from the Crown for the purposes of pooled borrowing	The Government of Canada proposes to amend the First Nations Fiscal Management Act (FNFMA) to allow First Nations who are borrowing members of the First Nations Finance Authority to assign their rights to certain revenues payable by Her Majesty in right of Canada, for the purpose of securing financing under the FNFMA pooled borrowing regime.
First Nations Election Cancellation and Postponement Regulations	The government proposes to introduce legislation that would ensure that the First Nations Election Cancellation and Postponement Regulations (Prevention of Diseases) are deemed to have been validly made since April 7, 2020.
Amendments to the Telecommunications Act to Facilitate Broadband Delivery	The government proposes to amend the Telecommunications Act to allow the Canadian Radiotelevision and Telecommunications Commission (CRTC) to share more information with federal, provincial, and territorial broadband partners and to take steps to avoid unnecessary delays in respect of CRTC decisions to allocate funding to recipients to expand access to telecommunications services in underserved areas.
Helping Health Care Systems Recover	On March 25, 2021, the government tabled a bill that proposes to amend the Federal-Provincial Fiscal Arrangements Act to provide $4 billlion to help provinces and territories through the Canada Health Transfer to support clearing health care system backlogs caused by the pandemic. The government intends to proceed with this proposal.
Enabling National Research Council Canada Medical Production and Partnership-Building	The government proposes to introduce amendments to enable the National Research Council to manufacture and produce medical products such as vaccines on a large scale to respond to public health needs and to establish and take interests in corporations to facilitate new partnership operating models.

374 Annex 3

Subject of the Measure	Proposed Legislative Action
Clarifying the Suspension of Interest on Student Loans Announced in the Fall Economic Statement	The government is announcing its intention to introduce legislation that will clarify the changes made to the Canada Student Loans Act, Canada Student Financial Assistance Act and Apprentice Loans Act as part of Bill C-14 in order to ensure they reflect what was announced in the Fall Economic Statement.
Additional Fiscal Equalization Offset Payments to Nova Scotia	On February 3, 2021, the government tabled a bill to amend the Nova Scotia and Newfoundland and Labrador Additional Fiscal Equalization Offset Payments Act to authorize the Minister of Finance to make an additional fiscal equalization offset payment to Nova Scotia for 2020-21 and to extend the Arrangement on Offshore Revenues with Nova Scotia to 2022-23. The government intends to proceed with this proposal.
Providing Additional Weeks of Recovery Benefits	The government proposes to provide up to 12 additional weeks of income support for claimants who will start exhausting their 38 weeks of Canada Recovery Benefit (CRB) on June 19, 2021. The first four of these additional 12 weeks will be paid at $500 per week and the remaining 8 weeks will be paid at a lower amount of $300 per week. All new Canada Recovery Benefit claimants after July 17, 2021 would also receive the lower rate of $300 per week. The government also proposes to provide an additional 4 weeks, up to a maximum of 42 weeks, for the Canada Recovery Caregiver Benefit. The government will also seek legislative authorities to make further extensions, as necessary, past September 25, 2021 and until no later than November 20, 2021, to both the Canada Recovery Benefit suite of supports, including caregiving and sickness benefits, as well as Employment Insurance regular benefits. Corresponding amendments to the Canada Labour Code are also proposed.
Canada’s COVID-19 Immunization Plan	Provinces and territories will face significant financial pressures as immunization campaigns accelerate. On March 25, 2021, the government tabled a bill that proposes to establish an appropriation authority of up to $1 billion to provinces and territories, in support of Canada’s COVID-19 immunization plan. Payments would be allocated to provinces and territories on a per-capita basis, and could be used for a variety of vaccine-related

Legislative Measures 375

Subject of the Measure	Proposed Legislative Action
costs. The government intends to proceed with this proposal.
Increasing Old Age Security for Canadians 75 and Over	Budget 2021 proposes to provide a taxable grant payment of $500 to Old Age Security pensioners who will be age 75 or older as of June 2022 through statutory appropriations and to amend the Old Age Security Act to exempt this payment from the definition of income for the Guaranteed Income Supplement. Budget 2021 also proposes to amend the Old Age Security Act to increase by 10 per cent the maximum benefits payable to Old Age Security pensioners age 75 or older effective July 1, 2022.
Labour protection for gig workers in the federally regulated sector	Budget 2021 reiterates the government’s commitment to making legislative changes to improve labour protection for gig workers in the federally regulated sector, including those who work through digital platforms. These legislative changes will be informed by the outcomes of online consultations recently launched by the Minister of Labour.
Protecting Canada’s Historic Places	In Budget 2021 the government proposes to introduce legislation to establish a framework for the transparent designation and sustainable protection of federally-owned historic places.
Maintaining Flexible Access to Employment Insurance Benefits	Budget 2021 proposes amendments to the Employment Insurance Act to maintain common entrance requirements, and to simplify eligibility rules around contentious reasons for separation and the allocation of monies on separation for a period of one year, from September 2021 to September 2022.
Extending Employment Insurance Sickness Benefits to Better Support Canadians Suffering From Illness or Injury	Budget 2021 proposes amendments to the Employment Insurance Act to extend the maximum duration of Employment Insurance sickness benefits from 15 weeks to 26 weeks. In addition, Budget 2021 proposes to make corresponding changes to medical leave under the Canada Labour Code.

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Annex 4

Gender, Diversity, and Quality of Life Statement

Gender equality and diversity are fundamental to creating a thriving and successful country that reflects Canadian values and achieves its potential. When every Canadian has the opportunity to succeed, all Canadians benefit.

Gender Equality and Diversity as Means to a Stronger Society

The past half century has seen major advancements in gender equality and diversity in Canada, but the COVID-19 pandemic has put that progress at risk. Canada’s challenge now is to ensure an inclusive, intersectional recovery that builds a truly equitable society.

“Now is the time to make sure that every voice is heard. Now is the time to teach our children so that human rights, and gender equality become part of who they are and how they will live. Our lives are better thanks to the efforts of the women who came before us. If we are to honour their legacy and our daughters’ futures, we must continue the fight for gender equality in our communities, our workplaces, our schools and our homes.”

—Marie-Claude Landry, Ad.E., Chief Commissioner, Canadian Human Rights Commission

Progress over the last half century has been real. Women have broken barriers in positions of leadership, taking on roles as entrepreneurs, scientists, educators, and CEOs. LGBTQ2, Indigenous, and minority rights have also been greatly expanded, enshrined in the Canadian Charter of Rights and Freedoms and the Canadian Human Rights Act. But there remains a range of gaps and barriers that threatened equality even before the pandemic.

The government’s recovery plan is feminist and intersectional, and makes targeted investments to support those most affected by the pandemic and address long-standing inequities. In laying out its plan, the government remains committed to Canada’s broad gender equality goals and to a decision-making process that considers the impacts of policy proposals on Canadians from all angles, as enshrined in the Gender Budgeting Act. The Task Force on Women in the Economy has been established to advise the government on priorities for gender equality.

Gender, Diversity, and Quality of Life Statement 377

Two important gender budgeting tools have also helped to guide the preparation of Budget 2021: the Gender Results Framework (GRF), which helps to identify policy gaps and priorities, and the process of factoring gender and diversity considerations into decision making (gender-based analysis plus, or GBA Plus, which encompasses numerous identity factors such as ethnicity, region of residence, age, biological sex, income level, gender, educational attainment, sexual orientation, race, immigrant status, and mental or physical ability).

Figure A4.1

Gender Equality Goals for Canada

The Gender Results Framework is aligned with the Government of Canada’s policy of GBA Plus, ensuring that gender is considered in relation to other intersecting identity factors. Wherever possible, and with a view to collecting better data, intersecting identity factors will be considered in the above indicators.

Canada’s Gender Results Framework (GRF) was introduced in Budget 2018 as a whole-of-government articulation of gender equality priorities and goals with matching indicators to track developments toward these goals. This statement includes a summary of where Canada stands on these priorities.

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Reflecting that gender is only one aspect of identity, and that systemic discrimination, racism, ableism, and ageism, among other many factors, compound the impacts of gender issues, this section also presents statistics on additional identity characteristics to enable a deeper understanding of the experiences of diverse groups of people, such as Indigenous peoples, people with disabilities, racialized peoples, and members of LGBTQ2 communities. By reporting on indicators in the GRF, Canadians and the government can see where Canada was, where it is now, and where it can be in relation to gender equality and diversity.

As in previous years, this statement also highlights some of the key actions the government is taking in this budget to improve fairness and inclusion within each priority area, and provides a summary of the aggregate gender and diversity impacts of all new and renewed measures in this budget.

Budget 2021’s Impacts Report, which follows this Statement, includes an assessment of the impact of every budget measure included in Budget 2021. To support the government’s efforts to address existing inequalities and make more inclusive decisions, this budget makes significant investments in Statistics Canada to improve the availability of data.

Note on Terminology

In this section, the term “visible minorities” is occasionally used because it is the official demographic category defined by the Employment Equity Act and used by Statistics Canada in their surveys. With the commitment to support a task force on modernizing the Employment Equity Act, the question of appropriate terminology will be taken up by the members.

Gender, Diversity, and Quality of Life Statement 379

Gender Results Framework
Education and Skills Development
Equal opportunities and diversified paths in education and skills development

Education and skills development are critical for participation in the job market, and a key source of opportunities for Canadians to pursue a better life. Educational paths should be chosen based on interests and aptitudes, free from gendered expectations and stereotypes.

Sources: 2016 Census, Labour Force Survey, Registered Apprenticeship Information System, 2018 Programme for International Student Assessment, 2012 Programme for International Assessment of Adult Competencies, and Post-Secondary Student Information System, 2018-19.

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Prior to the COVID-19 pandemic, many significant gender gaps in education and skills development had narrowed. Women exceeded men in terms of high school graduation and university education, and many fields of study that were once male-dominated in the past had become far more equal. For example, women represented around one in 20 students in law and medicine in 1950, but now represent over one-half of students in these fields. Despite marked improvements, women were still significantly under-represented in some fields of study, like engineering, math, and computer science, and were much less likely to pursue high-paying jobs in the trades. For example, only about 1 in 4 engineering students and about 1 in 7 newly certified registered apprentices are women. There were also a number of important education and skills development gaps from a diversity perspective, such as lower rates of educational attainment among people with disabilities, and lower literacy and numeracy skills among Indigenous peoples.

Diversity Focus
Indigenous identity

●    26 per cent of Indigenous people had no educational credentials in 2016 compared to 11 per cent of non-Indigenous people. Inuit men were the most likely to report none.

●    Off-reserve Indigenous peoples had lower literacy and numeracy skills than non-Indigenous people in 2012.

Visible minority status	● University attainment varied substantially among racialized people in 2016. Canadians of Korean descent were the most likely to be university educated (57 per cent), while Southeast Asian Canadians were the least likely to have obtained a university degree (24 per cent). Gender gaps were the largest for Canadians of Filipino descent, where 47 per cent of women had completed a university degree, compared to 38 per cent of men.
LGBTQ2 member	● Between 2015 and 2018, gay men and lesbian women were more likely to have a post-secondary qualification than heterosexual men and women, while bisexual men and women were less likely to have a post-secondary qualification.
Disability status	● Persons with disabilities, especially those with severe disabilities and men, were less likely to have obtained an educational credential in 2017 than those without disabilities.
Income	● High school students’ socio-economic status was a weaker predictor of academic performance in Canada in 2018 than in other OECD countries, and disadvantaged students in Canada were more likely to be academically resilient.

Gender, Diversity, and Quality of Life Statement 381

Given that many postsecondary degrees or diplomas require at least one year or more to complete, the impact of COVID-19 and related public health restrictions on lifelong educational attainment is hard to measure in the short term. But it is clear that the pandemic has had large negative impacts on racialized women and youth, with both students and non-students seeing significant job losses, particularly young women, and many young people returning to school or staying in school longer in light of weaker job prospects. There is strong evidence that the effects of a recession on young people are long lasting and that the scarring effects of unemployment can reduce earnings for years after the economy has recovered. When young people experience periods of unemployment, or are forced to work at jobs for which they are overqualified, they miss out on opportunities to acquire valuable skills that help them advance, and decrease their connection to the labour market during formative years. All these challenges will be compounded for more vulnerable youth.

There is no silver bullet to address these challenges. Governments provide extensive supports aimed at helping youth achieve their full potential. Major federal investments in recent years have focused on making postsecondary education more affordable, including enhancements to the Canada Student Loans and Canada Student Grants programs, and improving skills development and job opportunities, including funding to assist provincial and territorial training and employment supports such as work-integrated learning placements. Countries whose youth perform better in the school-to-work transitions, such as Germany, tend to have a strong apprenticeship culture. In recent years, the government has made many investments in these areas — such as through Canada Apprentice Loans, Apprenticeship Incentive and Completion Grants.

The Task Force on Women in the Economy members have emphasized the opportunities for women to enter high paying fields in the trades and other wellpaying jobs in the innovation sector. They also emphasized the importance of providing opportunities for up-skilling for mid-career women and training and employment opportunities to groups who systemically face fewer opportunities. The 2020 Fall Economic Statement provided funding to bolster training supports for those most affected by the pandemic, including marginalized women, Indigenous peoples, youth, persons with disabilities, and recent newcomers to Canada.

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In an effort to build on that momentum and tackle long-standing gaps in education and skills development, and encourage lifelong learning and retraining among all groups of Canadians, the government has introduced a number of Budget 2021 measures, including:

●    Additional funding and a pilot expansion of the Supports for Student Learning Program.

●    Strengthening elementary and secondary education on reserve, including helping adults finish high school.

●    Additional funding for Aboriginal Head Start programs.

●    Enhancements to federal skills and employment training programs, including to strengthen foundational skills through Skills for Success.

●    Providing enhanced student financial assistance and expanded student debt relief.

●    Supporting Indigenous postsecondary students and institutions during COVID-19.

●    Opportunities for businesses and young workers through Mitacs to expand work-integrated learning opportunities for post-secondary students.

Helping youth and students build job skills and connect with employers through additional funding towards the Youth Employment and Skills Strategy, the Student Work Placement Program, and the Canada Summer Jobs program.

For the details of the impacts of these and more Budget 2021 measures which advance the Education and Skills Development Pillar, please see the Impacts Report.

Gender, Diversity, and Quality of Life Statement 383

Gender Results Framework
Economic Participation and Prosperity
Equal and full participation in the economy

Ensuring that every person has the opportunity and the support to participate fully in the economy will raise the incomes of Canadian families and benefit the country as a whole.

Sources: Labour Force Survey, Survey of Consumer Finances, Survey of Labour and Income Dynamics, Canadian Income Survey, 2015 General Social Survey, and 2017 General Social Survey.

Fifty years ago, only half of Canadian women participated in the labour market and women’s annual income was almost 60 per cent lower than men’s. Today, over 8 in 10 women participate in the labour market and the gender gap in annual employment income has fallen to 27 per cent. These changes represent major progress toward gender equality in the labour market. However, persistent social norms mean that women continue to spend more time on caregiving and

384 Annex 4

.

household responsibilities, and this unpaid work is not valued in traditional economic terms and cuts into the number of hours that women can spend in the paid workforce. Balancing work and family responsibilities may also lead some women to trade off more secure, high-paying jobs, for lower-paying, but more flexible positions. In addition, occupational segregation continues to limit career choices for women, making women more likely to work in low-wage jobs. Women from underrepresented groups, including Indigenous, Black, racialized and newcomer women, often face even greater barriers to equal and full participation in the labour market. Where women do succeed in predominantly male fields, there remain diparities between their compensation relative to their male counterparts.

Diversity Focus
Indigenous identity

●    Indigenous women earned 44 per cent less than white men in 2015. Even after adjusting for differences in demographic and job characteristics, a large gap of over 30 per cent remained.

●    Indigenous men and women had higher unemployment rates than non-Indigenous men and women in 2019.

Visible minority status

●    In 2015, visible minority women earned 17 per cent less than white men. Demographic and job characteristics, like industry, occupation, age, and education, did not explain this gap.

●    Unemployment rates were higher among racialized Canadians, but the rates varied significantly across groups. For example, in May 2016, about 1 in 7 Arab Canadian women were looking for work, compared to 1 in 25 Filipino Canadian women. Black Canadian men and women, Arab Canadian men, West Asian Canadian women and South Asian Canadian women, also had particularly high rates.

Immigrant status

●    In 2019, immigrant women, especially recent immigrant women (i.e. those who landed in Canada 5 or less years earlier), were less likely to work than women born in Canada. Compared to recent immigrant men, newcomer women from Africa and Asia experienced the largest gender gaps in employment.

●    Visible minority newcomer women earned $26,600 in 2015, compared to $30,100 for non-visible minority newcomer women, $35,600 for visible minority newcomer men, and $42,600 for non-visible minority newcomer men.

Gender, Diversity, and Quality of Life Statement 385

Diversity Focus
LGBTQ2 member	● Between 2015 and 2018, lesbian women were more likely to work than heterosexual women, while gay men were slightly less likely to work than heterosexual men. Bisexual men and women had the lowest employment rates.
Disability status	● Persons with disabilities were less likely to work than those without disabilities. Severity negatively impacts employment, with only 31 per cent of people with severe disabilities working in 2016.

In part reflecting these pre-existing inequalities, the COVID-19 pandemic and related public health measures have disproportionately affected women, especially women from underrepresented groups. As outlined in the Overview of Economic and Social Foundations, women’s jobs were affected earlier and more severely, and continue to recover more slowly, with especially notable negative employment impacts for Black and racialized women, newcomer women, lowwage women and young women. Even when women were not at risk of losing their jobs, the essential nature of the services they provide – e.g. nursing, child care – put them at a greater risk of transmission of COVID-19. Although the overrepresentation of women in low-wage work has been a long-standing contributor to gender inequity in Canada, COVID-19 has highlighted the essential nature of many of these jobs, especially front-line care work. For women who are mothers, the closure of schools and child care centres exacerbated work-life balance challenges and increased barriers to labour market entry.

The Task Force on Women in the Economy has been clear in advising the government that this pandemic requires a stimulus and recovery response tailored to the unique nature of this crisis on women. Members placed a high priority on investments in the care economy to address the burden of unpaid work on women, to facilitate women’s participation in the paid labour force, and to create good jobs in sectors of the economy where women work. This includes investments in early learning and child care, and in supportive care, where the pandemic exposed inadequacies in the quality of care being provided to seniors and in the wages and working conditions of care workers.

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“Any job can be a great job. The social infrastructure on which we all depend will be a growing driver of GDP for decades, the result of population aging and the needs of a shrinking but increasingly valuable working-age cohort. The caring economy could power a better life, not just a bigger economy, if we address issues revealed by the pandemic. Just as manufacturing generated Canada’s middle class from the 1950s to the 1970s, the care sector could be the source of our next middle class.”

–Armine Yalnizyan, Economist, Atkinson Fellow on the Future of Workers and
Task Force on Women in the Economy Member

In recognition of these challenges, Budget 2021 is investing in a feminist and inclusive recovery and working toward tackling gender inequities and systemic discrimination in the labour market in a number of ways, some of which include:

●    Establishing a Canada-wide Early Learning and Child Care system.

●    Supporting Black Canadian communities through additional investments for Black-led nonprofit organizations and establishing a Black-led Philanthropic Endowment Fund.

●    Strengthening long-term and supportive care across Canada by investing to support the implementation of standards for long-term care, improved access to quality palliative care and improved data infrastructure to lay a better foundation for coordinated action across the sector.

●    Also see actions listed under Poverty Reduction, Health and Well-Being to raise the federal minimum wage and enhance the Canada Workers Benefit.

●    Investing in distinctions-based, culturally appropriate child care for Indigenous children.

●    Deploying the Social Finance Fund to mobilize private capital and grow the social finance market in order to create thousands of new jobs in this women-dominated sector, provide much-needed services for vulnerable Canadians, and drive positive social change.

●    Renewing the Investment Readiness Program to continue helping charities, non-profits, and other social purpose organizations to develop the necessary skills and capacity to access social finance opportunities.

●    Funding to my65+ by the Service Employees International Union Healthcare to provide incentives for worker participation.

For the details of the impacts of these and more Budget 2021 measures which advance the Economic Participation and Prosperity Pillar, please see the Impacts Report.

Gender, Diversity, and Quality of Life Statement 387

Gender Results Framework
Leadership and Democratic Participation
Gender equality in leadership roles and at all levels of decision-making

Gender equality and diversity in leadership positions in economic, political and judicial spheres is essential to a fair and democratic society.

Sources: Labour Force Survey, Canadian Employer-Employee Dynamics Database, Corporation Returns Act, Parliament of Canada, Indigenous Services Canada, municipal, provincial and territorial websites, Office of the Commissioner of Federal Judicial Affairs, and Police Administration Survey.

Since most women won the right to run as candidates in the federal elections in 1920, there have been gradual improvements in gender representation in Canadian politics. For example, the number of women elected to Parliament has increased to 100 out of 338, and in 2015, Canada saw its first ever gender balanced Cabinet.

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At the same time, there have been significant improvements in the judicial sphere, in part due to recent reforms to the superior courts’ judicial appointment process that emphasize transparency, merit, and the diversity of the Canadian population, while continuing to ensure the appointment of jurists who meet the highest standards of excellence and integrity. This process has helped to increased the share of federally appointed judges who are women from 34 per cent in 2015 to 45 per cent in 2020. It has also resulted in the appointment of 16 judges identifying as LGBTQ2 and 30 judges identifying as belonging to a visible minority group since October 2016.

However, the power gap persists. Business continues to be heavily male dominated, with only 1 out of every 3 senior management positions filled by a woman, and diversity is severely lacking in many leadership and decision-making roles. For example, Black, racialized people, Indigenous peoples and people with disabilities are much less likely to be business owners and serve on corporate boards. Racialized Canadians are also less likely to serve in law enforcement.

Diversity Focus
Indigenous identity

●    Few small- and medium-sized enterprises (SMEs) were majorityowned by Indigenous people in 2017 (1 per cent).

●    There are currently 5 First Nations, 2 Inuit, and 4 Métis Members of Parliament (MPs), representing 3 per cent of the House, compared to 5 per cent of the population. Of the 11 Indigenous MPs, 4 are women. Concurrently, the Senate has 5 First Nations, 1 Inuit, and 4 Métis Senators (10 per cent). Of these Indigenous Senators, 6 were female.

●    Overall, 4 per cent of police officers and 3 per cent of recruits identified as Indigenous in May 2019. Within First Nation police services, 63 per cent of officers identified as Indigenous.

●    Among the 403 distributing corporations that disclosed diversity information in 2020 to meet the new Canada Business Corporations Act (CBCA) regulations, only 0.3 per cent of 2,411 board directors were Indigenous and only 0.2 per cent of 2,158 individuals in senior management positions were Indigenous.

Visible minority status

●    While over 1 in 5 people reported belonging to a visible minority group in Canada in 2016, only about 1 in 8 SMEs were majorityowned by visible minorities in 2017.

●    In mid-May 2019, visible minorities were underrepresented as police officers (8 per cent) and recruits (11 per cent).

●    Members of visible minorities held 4 per cent of board seats and 9 per cent of senior management positions among the 403 distributing corporations that disclosed diversity data in 2020.

Gender, Diversity, and Quality of Life Statement 389

Diversity Focus
LGBTQ2 member	● According to the Annual Report Card 2018, published by the Canadian Board Diversity Council, only 1 per cent of board directors self-identified as LGBTQ2.
Disability status

●    Although over 1 in 5 people reported a disability in 2016, SMEs were rarely majority-owned by persons with a disability (1 per cent) in 2017.

●    Only 0.3 per cent of board seats and 0.6 per cent of senior management positions among the 403 distributing corporations that disclosed data in 2020 were held by persons with disabilities.

COVID-19 has had a disproportionate impact on women, especially racialized women. Beyond all the direct impacts, their underrepresentation in politics, business, and justice has meant that their voices are muted in many political and economic discussions. This has created additional challenges in securing the change needed to help women and diverse groups overcome systemic barriers and discrimination.

Women, however, have taken a leading role in the charitable and non-profit sector. According to a recent report by the YWCA, organizations in this sector employ over 2.4 million people in Canada, 70 per cent of whom are women. Of that, Canada’s human and community service organizations employ approximately 315,000 people.

Governments play a key role in facilitating and encouraging improved gender equality in politics, business, and justice. To support and build toward gender equality and diversity in Canada’s public institutions, the federal government introduced a commitment to selecting Governor in Council appointees that are reflective of Canada’s diversity in terms of linguistic, regional, and employment equity groups in open, transparent and merit-based processes in February 2016. And, more recently, to support gender equality and diversity in business, the federal government launched the 50-30 Challenge, an initiative that asks that organizations aspire to gender parity on their boards and in senior management and to significant representation of other underrepresented groups. As of April 13, 2021, there were 1,172 participating organizations. For similar reasons, the federal government also recently introduced new disclosure requirements for gender and diversity concerning director and senior manager positions and diversity policies in corporations governed by the Canada Business Corporations Act.

390 Annex 4

Since women’s entrepreneurship reflects broader industrial gender segregation patterns in the economy, business owners who are women have also been particularly negatively affected by the pandemic, as have business owners who are racialized Canadians. Structural barriers for many women entrepreneurs amplified the greater impacts of the pandemic.

Reflecting that the needs of women entrepreneurs are unique, the Women Entrepreneurship Strategy was introduced to increase women-owned businesses’ access to the financing, talent, networks and expertise they need to start up, scale up and access new markets. The Task Force on Women and the Economy and other stakeholders have emphasized that the support networks and financing needs of women entrepreneurs are often different from those of men, with women valuing wraparound supports and smaller amounts of funding.

Recognizing that there continue to be challenges for women and diverse groups in attaining and maintaining positions of leadership, the government has introduced a number of Budget 2021 measures, including:

●    Accelerating the Women’s Entrepreneurship Strategy.

●    Providing additional funding to support the Black Entrepreneurship Program.

●    Consultations on corporate governance diversity in federally regulated financial institutions.

●    Supporting small and mediumsized businesses including nonprofit and charitable social enterprises through enhancements to the Canada Small Businesses Financing Program.

●    Legislative amendments to the Public Service Employment Act to address potential bias and barriers in staffing processes

●    Investing in companies led by Canadians from typically underrepresented groups through a new Inclusive Growth Stream of the Venture Capital Catalyst Initiative..

●    Additional Indigenous Business Supports to increase opportunities for Indigenous entrepreneurs to start and grow their businesses, and increase the proportion of Indigenous businesses owned and operated by Indigenous women.

●    Strengthening Indigenous voices in federal decision-making by supporting their capacity to engage in federal consulations and engagements.

●    Supporting Indigenous Governance and Capacity for First Nations communities with the most acute needs, resulting in better administration and access to services and programs.

●    Supporting entrepreneurs, including underrepresented entrepreneurs through the Small Business and Entrepreneurship Development Program.

Gender, Diversity, and Quality of Life Statement 391

For the details of the impacts of these and more Budget 2021 measures that advance the Leadership and Democratic Participation Pillar, please see the Impacts Report.

392 Annex 4

Gender Results Framework
Gender-Based Violence and Access to Justice
Eliminating gender-based violence and harassment, and promoting security of the person and access to justice

Gender-based violence has long-lasting, negative health, social, and economic effects that span generations, often leading to cycles of violence within families and potentially whole communities. All Canadians should be safe and free from physical, emotional or sexual violence, discrimination, and harassment, regardless of where they live.

Sources: 2016 General Social Survey, Uniform Crime Reporting Survey, 2018 Survey of Safety in Public and Private Spaces, Homicide Survey, 2014 General Social Survey.

Gender, Diversity, and Quality of Life Statement 393

Gender-based violence is defined as violence that is committed against someone based on their gender identity, gender expression, or perceived gender and includes a range of behaviours from unwanted sexual attention, harassment, and neglect, to physical and sexual assault, and homicide. Experiences of gender-based violence are quite common in Canada, with women reporting about 536 incidents of police-reported intimate partner violence per 100,000 population in 2019 and about 1 in 3 women reporting in 2018 that they had experienced at least one incident sexual assault since the age of 15 years.

Some groups of women and girls are disproportionately affected by gender-based violence, including Indigenous women and girls, Black women, and LGBTQ2 community members. For example, in 2018, 43 per cent of Indigenous women reported experiencing sexual assault since the age of 15 years, compared to 26 per cent of non-Indigenous women. Those living in northern, rural, and remote communities and people with disabilities are also at an elevated risk of experiencing gender-based violence.

Diversity Focus
Indigenous identity

●    In 2016, Indigenous women were more likely to report workplace sexual harassment in the past 12 months (10 per cent) than non-Indigenous women (4 per cent).

●    In a 2018 survey, more First Nations and Métis adults reported experiences of childhood abuse than Inuit and non-Indigenous people.

●    Compared to non-Indigenous women, Indigenous women were more than three times as likely to self-report an experience of spousal violence between 2009 and 2014. Indigenous victims of spousal violence were also more likely to report the most severe forms of spousal violence.

Visible minority status

●    When surveyed in 2018, visible minority men and women were slightly less likely to report experiences of childhood abuse. In this same survey, they were much less likely to report adult experiences of physical or sexual assault.

●    In 2014, recent experiences of spousal violence were reported slightly less often by people belonging to a visible minority group than by those that did not.

Immigrant status	● Immigrants reported adult experiences of physical or sexual assault since age 15 years less often than non-immigrants when asked in 2018, but were only marginally less likely to report experiences of childhood abuse.

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Diversity Focus
LGBTQ2 member	●	In a 2016 survey, lesbian and bisexual women reported elevated rates of sexual harassment at work compared to heterosexual women.
	●	Transgender individuals reported inappropriate workplace behaviour (69 per cent) in a 2018 survey at three times the rate of cisgender individuals (23 per cent).
	●	Gay, lesbian, and bisexual people reported higher rates of childhood abuse than heterosexual people when surveyed in 2018. They were also more like to report experiences of physical or sexual assault since age 15 years.
	●	In this same 2018 survey, transgender people were significantly more likely to report having had experiences of physical or sexual assault since age 15 years (59 per cent) than cisgender people (37 per cent).
Disability status	●	When asked in 2018, persons with disabilities were more likely to report having experienced physical or sexual assault as adults than persons without disabilities, with women with disabilities reporting sexual assault since age 15 years at three times the rate of men with disabilities. People with disabilities were also more likely to report experiencing childhood abuse.

COVID-19 and the resulting financial stresses and self-isolation has created conditions that led to a rise in intimate partner and family violence. Increased call volume at violence help lines and a rise in the number of calls for police services related to domestic disturbances and disputes indicate that gender-based violence was exacerbated by the public health crisis. Recognizing that many Canadians’ safety was at risk during the pandemic, the Government of Canada acted quickly to ensure that front-line organizations that support women and families facing violence had the resources they needed to keep their doors open and continue providing their vital services, with dedicated funding for those organizations serving Indigenous women both on and off reserve.

Like many of the other structural challenges faced by women, eliminating gender-based violence will take sustained efforts over the long-term, as it is firmly grounded in gender and social norms around femininity and masculinity, including patriarchal views of the family, sexism, and gendered expectations regarding behaviour.

Knowing that many women and girls continue to face violence, the government has made significant investments towards eliminating gender-based violence and supporting victims and survivors, including through the It’s Time: Canada’s Strategy to Prevent and Address Gender-Based Violence. Federal government actions have

Gender, Diversity, and Quality of Life Statement	395

also included introducing a National Framework to Prevent Gender-Based Violence on Campus, changes to the treatment of unfounded sexual assault cases, and legislation to ensure that federally regulated workers are protected from workplace harassment. In 2019, the federal government also introduced its National Strategy to Combat Human Trafficking.

Improving access to and confidence in the justice system is also key to supporting survivors of gender-based violence and other acts of physical, sexual, or psychological harm or suffering, such as race-based hate crimes. And it is vital to a safe and secure Canada.

Recent federal government actions and investments to improve access to justice and build confidence in the justice system have included boosting legal aid to support victims of sexual harassment in the workplace, amending legislation to increase access to family justice in the official language of one’s choice, investing in an assessment of the impact of race and culture on sentencing, and supporting the growing demand for Public Legal Education and Information Services.

To continue to address the ongoing challenges related to gender-based violence in Canada, and the structural and systemic barriers that limit access to justice for many disadvantaged groups, the government has introduced a range of Budget 2021 measures, some of which include:

●	Expanding the work of the Department of National Defence and Veterans Affairs Canada to eliminate sexual misconduct and gender-based violence in the military and support survivors.

●	Increasing funding for provinces and territories to divert youth away from the justice system.

●	Supporting Indigenous policing and community safety.

●	Improving access to justice for Indigenous peoples.

●	Addressing systemic racism in institutions.
●	Supporting a range of measures to end the national tragedy of missing and murdered Indigenous women and girls.

●	Supporting community-based organizations and the LGBTQ2 Secretariat to advance greater equality for LGBTQ2 communities.

●	Enhancing access to legal support for racialized communities.

●	Advancing a National Action Plan to End Gender-Based Violence to support at-risk populations and survivors and ensure that victims have reliable and timely access to protection and services.

For the details of the impacts of these and more Budget 2021 measures which advance the Gender-Based Violence and Access to Justice Pillar, please see the Impacts Report.

396	Annex 4

Gender Results Framework Poverty Reduction, Health and Well-Being Reduced poverty and improved health outcomes

All Canadians should have their basic needs met, access to good quality health care, and know that action is being taken to reduce poverty and create new opportunities for a better quality of life.

Sources: Canadian Income Survey, Canadian Community Health Survey, Survey of Maintenance and Enforcement Programs, Vital Statistics Death and Birth Databases, 2016 General Social Survey.

Poverty, especially long-term poverty, has deep and wide-ranging impacts. Individuals living with low income have a lower life expectancy, higher rates of suicide, as well as higher rates of heart disease, chronic conditions, and mental health issues. Poor mental and physical health – whether as a result of poverty or not – may affect an individual’s well-being and earnings potential, and result in economic losses for individuals, families, and society.

Gender, Diversity, and Quality of Life Statement	397

In Canada, poverty and poor health are challenges faced by many, but some subgroups are at greater risk than others. For example, poverty is more prevalent among recent immigrants and racialized people, while poor mental health is more prevalent among Indigenous peoples and LGBTQ2 Canadians.

The prevalence of low wage, low quality jobs in certain sectors of the economy can also contribute to the incidence of poverty, and these low wage, low quality jobs are themselves the result of a number of factors, including the absence of bargaining power among workers, as evidenced by the decline of private sector unions, low or limited growth in real minimum wages, a rising return to investments in education and skills, and increased automation and globalization. Since women are more likely than men to be employed in low wage, part time, and precarious jobs, women are more at risk of being among the working poor.

Diversity Focus
Indigenous Identity	●	Indigenous people faced higher poverty rates (20 per cent) than non-Indigenous people (10 per cent) in 2018.
	●	Off-reserve Indigenous people reported lower levels of mental health in 2017-18 than non-Indigenous people.
	●	In 2016, Indigenous men reported regularly participating in sports less often than non-Indigenous men, but there were no notable differences for women.

Visible minority status	●	In 2017-18, people belonging to a visible minority group reported similar levels of positive (very good or excellent) mental health as those not belonging to a visible minority group.
	●	Poverty rates were higher among the visible minority population in 2016. West Asian Canadians had the highest poverty rates, but rates were also elevated among Arab, Korean, Black, and Chinese Canadians.
	●	Visible minority women regularly participated in sports less often than their counterparts in 2016, while visible minority men participated slightly more.

Immigrant status	●	Recent immigrants faced higher poverty rates (20 per cent) than non-recent immigrants in 2018.
	●	Immigrants and those born in Canada were nearly equally likely to report very good or excellent mental health in 2017-18.
	●	Compared to people born in Canada, immigrant individuals were less likely to regularly participate in sports in 2016.

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Diversity Focus
LGBTQ2 member	●	Bisexual women had the lowest rates of positive mental health in 2017-18, followed by bisexual men. Gay men and lesbian women had higher rates than bisexual men and women, but lower rates than heterosexual women, who themselves had lower rates than heterosexual men.
	●	In 2016, gay men and bisexual women reported regularly participating in sports less often than heterosexual men and heterosexual women.
	●	Transgender individuals had higher rates of negative mental health in 2018 and were significantly more likely to report having seriously contemplated suicide (45 per cent) than cisgender individuals (16 per cent).

Disability status	●	Persons with a disability had elevated poverty rates in 2017 (17 per cent), especially if they simultaneously belonged to another at-risk group.

Income	●	Babies born into the lowest income quintile in 2015-17 could expect to live about eight years less than those born into the highest income quintile.
	●	Mental health was worse among low-income people in 2017-18.

Education	●	People with less than a high school diploma had worse mental health in 2017-18 than those with a Bachelor’s degree or higher.

The economic and health crisis brought on by COVID-19 and related public health measures has had devastating impacts on the physical and mental health and financial well-being of huge numbers of Canadians. As public health restrictions reduced social contacts, mental health declined and many Canadians increased their use of substances. Even for those Canadians fortunate enough to avoid COVID-19, physical health has still been negatively impacted as sports were cancelled and gyms were closed. And, although Canadians have been supported by strong and responsive income programs, like the Canada Response Benefit, which helped offset the income and employment effects of the pandemic, many Canadians continue to suffer from unemployment or face challenges meeting their essential needs.

Gender, Diversity, and Quality of Life Statement	399

While the Government has supported a comprehensive response to the pandemic, it has long been committed to policies aimed at reducing poverty, providing access to affordable housing and making investments in healthy communities. For example, recent investments in the Canada Child Benefit helped lift more than 400,000 children out of poverty, while an expansion of the Rental Construction Financing Initiative helped to increase the supply of affordable rental housing, and a redesigned federal homelessness program, called Reaching Home, helped to support people without access to safe and secure housing. Federal government actions also included supporting a Pan-Canadian Suicide Prevention Service with bilingual, 24/7 crisis support from trained responders and enhancing the response to the opioid crisis.

To support Canadians at risk of or facing poverty, food insecurity and core housing need as a result of the pandemic, the federal government has introduced a Canada Child Benefit and special GST Credit top-up payment, enhanced funding for the Reaching Home initiative, and supported food banks and other organizations providing hunger relief to affected individuals. Other actions have included additional investments for Distress Centres and the introduction of the Wellness Together Canada Portal to support Canadians struggling with mental health or a substance use disorder.

In the context of future actions to support a pandemic recovery, members of the Task Force on Women in the Economy have emphasized the issue of precarious work and the importance of policies to support better wages and working conditions, such as changes to minimum wage laws and paid sick leave. They also stressed the need over the long term for modernization of Canada’s income support programs, such as Employment Insurance, the Canada Workers Benefit, and disability supports.

400	Annex 4

To respond to immediate and ongoing challenges related to poverty, health and well-being, the government has introduced a number of Budget 2021 measures, including:

●	Establishing a $15 federal minimum wage.

●	Maintaining flexible access to Employment Insurance benefits as the labour market begins to improve.

●	Emergency funding for homelessness programs to protect vulnerable Canadians experiencing – or at risk of – homelessness.

●	Continued funding to emergency hunger relief organizations supporting food security for vulnerable Canadians.

●	Supporting community organizations to improve access to sexual and reproductive health care information and services.

●	Addressing the opioid crisis and problematic substance use by supporting a range of innovative approaches to harm reduction, treatment, and prevention.

●	Extending the Racialized Newcomer Women Pilot.
●	Enhancing the Canada Workers Benefit, which could provide about $1,000 more a year to low-wage, full-time workers and lift close to 100,000 Canadians out of poverty.

●	Increasing funding for public health measures and the Indigenous Community Support Fund to respond to the immediate needs of Indigenous communities.

●	Supporting communities in providing services for Indigenous peoples dealing with mental health issues through a distinctions-based mental wellness strategy.

●	Investments in mental health to support populations disproportionately impacted by COVID-19 and to develop national mental health standards.

●	Establishing a National Institute for Women’s Health Research.

●	Extending Employment Insurance Sickness Benefits to better support Canadians suffering from illness or injury

For the details of the impacts of these and more Budget 2021 measures which advance the Poverty Reduction, Health and Well-Being Pillar, please see the Impacts Report.

Gender Results Framework

Gender, Diversity, and Quality of Life Statement	401

Gender Equality Around the World Promoting gender equality to build a more peaceful, inclusive, rules-based and prosperous world

Full and equal access to resources, opportunities and security for women and girls around the world can lead to greater prosperity, improved quality of life, and peace and security for everyone. Women and girls are powerful agents of change and can improve their own lives and the lives of their families, communities and countries.

Sources: United Nations, Inter-Parliamentary Union, OECD, UNICEF, World Bank, WHO.

Gender equality around the world has continued to improve as international organizations and governments recognize the importance of the empowerment of women and girls. Not only is gender equality a fundamental human right but there is significant evidence that unlocking the potential of all women and girls is the most effective way to reduce poverty and create a world that is more inclusive, more peaceful and more prosperous.

402	Annex 4

Although significant progress has been made in many countries around the world over the last two decades, there are still millions of women and girls who continue to be held back from achieving their full potential due to unequal access to resources, opportunities, and security. These inequalities start at birth and follow women throughout their lives. For example, in many countries, boys receive access to health care, nutrition, and education to the detriment of girls. All combined, the impact of a preference for boys and men over girls and women has led to an estimated 100 million women missing due to excessive mortality. In addition, in 41 countries, inheritance laws do not treat daughters and sons equally; in 38 countries, there are no laws prohibiting the dismissal of pregnant workers; and in 32 countries, there is no legislation specifically addressing domestic violence.

Gender-based violence and sexual exploitation also continue to act as significant barriers to women and girls around the world. For example, 12 million girls are married before reaching adulthood each year, almost one in three women has experienced intimate partner violence, and over 200 million women and girls in 31 countries have experienced female genital mutilation.

To help in the fight for global gender equality and women’s rights, the federal government undertook a number of important actions, including supporting the implementation of Canada’s Feminist International Assistance Policy through the International Assistance Envelope, welcoming an extra 1,000 vulnerable women and girls from various conflict zones around the world as government-assisted refugees, launching Her Voice, Her Choice, to enable the fight against sexual and gender-based violence, and helping women’s organizations and networks in over 30 developing countries through the Women’s Voice and Leadership Program. Canada also took to the world stage as a leader in advancing gender equality by creating the G7’s first Gender Equality Advisory Council and leading G7 partners in committing to meaningful action to help improve the lives of women and girls around the world, co-hosting the first formal Women Foreign Ministers’ Meeting, and leading trade missions supporting women-owned businesses through the Business Women in International Trade program, as well as launching a new Partnership for Gender Equality, bringing together the Government of Canada, the philanthropic community, the private sector and civil society.

During the COVID-19 pandemic, the challenges that women around the world were already facing have been amplified. Unpaid care work – predominantly carried out by women – increased as schools and child care services closed, more meals needed to be cooked at home, and public health authorities recommended more cleaning and disinfecting. Access to modern contraceptives and family planning diminished due in part to the diversion of resources away from sexual and reproductive health services and in part due to public health restrictions that limited access to or temporarily cancelled certain services, leading to a rise in unintended pregnancies and maternal mortality. Job losses and economic hardships have been felt across the globe but are particularly affecting women as

Gender, Diversity, and Quality of Life Statement	403

40 per cent of all working women, globally, are in the sectors that have been most impacted by the pandemic. And, crucially, job loss impacts have the potential to be particularly traumatizing for women, who traditionally earn less, save less, and have less financial independence than men. Poor working conditions in many women-dominated health-care related jobs, such as nursing, have also put many women at greater risk of transmission. Finally, shortfalls in humanitarian aid funding amid the COVID-19 pandemic may have placed millions of women and children fleeing violence at risk of starvation. Recognizing the uneven impact of COVID-19 on women, the government has committed to ensuring that international efforts to fight the pandemic are invested in line with the Feminist International Assistance Policy.

As long as gender equality around the world remains elusive, Canada will have a role to play in eliminating barriers to equality and helping to create better opportunities for women and girls. Recognizing this, Budget 2021 proposes the following measures:

●	Extending the Middle East Strategy for another year.

●	Addressing growing international humanitarian assistance needs around the world.

●	Additional funding for the Canadian Ombudsperson for Responsible Enterprise (CORE).
●	Further enhancing Canada’s contribution to the International COVID-19 Response.

●	Supporting Canada’s response to the Rohingya crisis and the situation in Myanmar.

●	Sustaining Canada’s effort on the Venezuelan migrant and refugee crisis.

For the details of the impacts of these Budget 2021 measures, please see the Impacts Report.

404	Annex 4

Summary of Budget 2021 Gender and Diversity Impacts

This year’s budget is about securing the recovery and building a strong, more inclusive and more resilient economy. This government is committed to evidence-based decision making and taking into account impacts on people from a variety of perspectives. This approach has guided all decisions taken on the COVID-19 Economic Response Plan as well as all investments made in this budget.

Following the approach introduced in Budget 2019, the remainder of this chapter provides a summary of the impacts of the budget as a whole. This analysis is complemented by the comprehensive analysis of the impacts of individual budget measures in terms of gender, diversity and other factors as found in the Budget 2021 Impacts Report.

Timing of GBA+ and Responsive Approaches
Chart A4.1 When GBA+ was First Performed	Budget 2021 saw a greater proportion of GBA+ being performed in earlier stages, which is indicative of the continuous efforts the government is making to integrate gender and diversity considerations in policy development. There remains room for further improvement, however, considering the number of measures that are still reporting this analysis being performed at the later stages.

Chart A4.2 Responsive Approaches	A key purpose of conducting a GBA+ is to identify barriers to access or unintended negative impacts for specific groups so that mitigation strategies or responsive approaches can be developed to respond to these. Just under 10 per cent of measures identified a possible negative impact on some groups. For roughly half of these measures, a responsive approach was developed. Where negative impacts were identified as unlikely, over 15 per cent of measures incorporated a proactive approach to reduce potential barriers to access, up from 8 per cent in Budget 2019. Other measures were explicitly targeted at vulnerable groups.

Gender, Diversity, and Quality of Life Statement	405

Target Population
Chart A4.3 Share of Budget 2021 Investments ($ value of measures*) *Excluding Tax Fairness and Savings Measures.	While many measures in the budget are aimed at all Canadians (28 per cent of the budget), some measures target support to a specific group of the population or region/ sector (9 per cent). Targeted support is aimed at challenges or opportunities unique to subgroups of Canadians. For example, this year’s budget includes significant support for Indigenous communities and businesses (13 per cent of the budget) and beneficiaries of two specific measures: early learning and child care i.e. women and families with young children (19 per cent) and benefit increases for seniors i.e. seniors age 75+ (8 per cent).

Expected Benefits: Gender
Chart A4.4 Share of Budget 2021 Investments ($ value of measures*) *Excluding Tax Fairness and Savings Measures.	A large percentage of Budget 2021 directly benefits women and men in equal proportions (48 per cent), while others carry benefits that are likely to disproportionately benefit women or men. A significant proportion (34 per cent) of this year’s budget is expected to directly benefit women. In particular this reflects up to $30 billion in investments to Establish a Canada-Wide Early Learning and Child Care System which will directly create jobs for women and will support women’s labour market participation and their responsibilities as caregivers. Other measures in Budget 2021 will address challenges faced more by men, for example Ending Homelesness (men represent 72 per cent of shelter users).

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Expected Benefits: Additional Characteristics
Chart A4.5 Expected Benefits by Subgroup, Number of Measures	Budget measures were assessed in terms of expected direct and indirect benefits by various subgroups of Canadians. A number of measures in this budget are identified as helping Indigenous peoples, rural Canadians, and visible minorities. For example, Indigenous Early Learning and Child Care is expected to benefit Indigenous women, children and families while efforts to strengthen the Canadian Race Relations Foundation are expected to benefit racialized communities. Budget measures can also carry benefits for more than one group – for instance, improving Food Security of Vulnerable Canadians is expected to benefit Black, Indigenous and northern communities as well as low-income Canadians and lone-parent families.

Gender, Diversity, and Quality of Life Statement	407

Expected Benefits: Intergenerational and Income Distribution Impacts
Chart A4.6 Expected Intergenerational Impacts, Share of Budget 2021 Investments ($ value of measures*)	Chart A4.7 Expected Income Distribution Impacts, Share of Budget 2021 Investments ($ value of measures*)

*Excluding Tax Fairness and Savings Measures.

Budget 2021 measures were also evaluated with respect to how they affected Canadians at different generational and income levels. More than half of Budget 2021 investments are expected to benefit Canadians broadly equally across generations. A significant share (30 per cent) are expected to particularly benefit youth or future generations. For example, Supporting Internships and Growing Businesses through Mitacs directly benefits youth entering the labour market by expanding access to work-integrated learning opportunities for post-secondary students. This category in part also reflects many of the environmental budget measures, such as Historic Investments in Canada’s Natural Legacy which are designed to benefit all Canadians, but assessed as particularly benefitting youth and future generations given that the ultimate impacts of climate change and loss of biodiversity will not be felt for several years.

A large proportion of the budget benefits lower-income Canadians. For example, enhancements to the Canada’s Workers Benefit will benefit three million low-and modest-income workers through direct income support and by promoting longer term attachment to the labour force. A smaller portion of the budget is expected to benefit higher income Canadians. For example, Growing Zero-emission Technology Manufacturing will benefit all Canadians in the long term but immediate benefits will accrue to higher income technology manufacturers as these groups receive disproportionately large amounts of investment income.

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Gender, Diversity, and Quality of Life Statement	409

Measuring What Matters: Quality of Life

The Government of Canada is working to better incorporate quality of life measurements into decision-making and budgeting based on international best practice, expert engagement, evidence on what shapes well-being, and public opinion research on what matters to Canadians.

The Government of Canada has made important progress over the years in understanding how societal trends and budget investments affect people differently. A logical next step is to focus more on the nature of these impacts. This means assessing progress on multiple fronts so decisions about priorities and investments are based on evidence of what will most improve Canadians’ quality of life.

The COVID-19 pandemic has affected many dimensions of Canadians’ quality of life, from health impacts and job losses to mental health and social isolation. Inequalities in our society and gaps in our social safety net have been revealed, and many Canadians are reflecting on what they value most. Governments are also assessing how best to promote recovery and build back better.

The experience of the pandemic in Canada and around the world has highlighted the importance of thinking “beyond GDP.” It has long been understood that standard measures of economic progress like GDP do not capture the full range of the factors that, evidence shows, determine a good quality of life. GDP tells us how overall economic activity is growing, but little about how growth is distributed across our society. It fails to account for non-market economic activity, like care responsibilities, and environmental harms.

Recognizing the importance of factors beyond GDP does not imply a reduced focus on investing in a strong economy or prudent fiscal management; in fact these are critical to achieving and sustaining quality of life. Increasing Canada’s GDP through productivity growth, labour market participation, and investment is crucial for raising Canada’s national standard of living now and into the future.

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Figure A4.2 Objectives of the Quality of Life Framework for Canada	While economic growth is important, there is now growing international interest in adopting broader measures of progress for decision-making. Building on the OECD’s ‘‘Better Life Initiative,” more than half of its member countries now have “quality of life” or “well-being” policy initiatives. These differ in design and application, but share a common ethos: 1) a well-functioning society should focus on the well-being of its citizens, 2) the distribution of outcomes across society matters, and 3) governments should aim to achieve sustainable outcomes over time.

Governments have generally developed frameworks that track a set of indicators to monitor how the country is faring from a quality of life standpoint, using this evidence inform better policy and funding decisions based on the greatest opportunities for cost-effective interventions.

With renewed attention on what Canadians value most, the pandemic offers an opportunity to “build back better” toward a society that is more prosperous, inclusive, and sustainable. Canada has been working towards these objectives prior to the pandemic, making important investments in long-term economic growth, poverty reduction and housing, and taking action on the climate crisis.

The OECD’s Better Life Initiative develops statistics that capture aspects of life that matter to people and that help shape the quality of their lives

In 2019, New Zealand released the world’s first Well-being Budget based on the NZ Treasury’s Living Standards Framework, setting well-being priorities at the outset of the annual budget cycle.

Scotland’s National Performance Framework articulates outcomes related to quality of life and sustainability, aligning the efforts of the public, private and not-for-profit sectors to achieve them.

In 2020, France announced its green budgeting initiative, evaluating its national budget against its Paris Agreement objectives.

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A quality of life framework can bring together these and other objectives, such as social cohesion and resilience. This integrated approach can serve as a north star for policy development and budgeting; articulating priorities based on what matters most for Canadians’ quality of life. Work to do this is well underway. In December 2019, the Minister of Middle Class Prosperity and Associate Minister of Finance was tasked with better integrating quality of life measurements into decision-making and budgeting. Guided by conversations with experts, nations that are advanced in their thinking about well-being, provinces and territories, Indigenous partners, and feedback from Canadians themselves, officials across the government have teamed up to create a draft “made-in-Canada” approach.

Figure A4.3 Architecture of the Quality of Life Framework for Canada

The Quality of Life Framework is based on evidence about the factors that matter most to Canadians: prosperity, health, environment, social cohesion, and good governance. It uses disaggregated data to look at the distribution of these outcomes through a “Fairness and Inclusion” lens, and considers long-term dynamics through a “Sustainability and Resilience” lens. You can learn more about the proposed framework in this discussion paper on the Department of Finance Canada website. Dialogue will continue on the framework and its evergreen set of indicators.

This framework is already beginning to inform decisions. Consideration of how each budget proposal affects the various dimensions and indicators of this framework helped achieve the right mix of measures with an appropriate focus on building a strong, inclusive and sustainable recovery. Moving forward, the framework will continue to underpin how we monitor progress in “building back better” to improve Canadians’ quality of life now and into the future.

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Annex 5

Budget 2021 Impacts Report

This section considers how each Budget 2021 measure affects Canadians—both who is most affected and the nature of the impacts at a high level.

The Canadian Gender Budgeting Act was passed by Parliament in December 2018, enshrining the government’s commitment to decision-making that takes into account the impacts of policies on all types of Canadians. The Act legislated the government’s commitment to publish information on the gender and diversity impacts of all new budget measures. Starting in Budget 2019, the government’s budget documents have included analysis of the impacts of individual budget measures, providing transparency into the analysis that is performed as part of the policy development and budgeting processes. This analysis continues to be a work in progress, and is often limited by the availability of data, especially for certain identity factors such as race, gender identity, and disability. But under the leadership of the Minister for Women and Gender Equality and Rural Economic Development, the Minister of Diversity and Inclusion and Youth, the Minister of Employment, Workforce Development and Disability Inclusion, and the Minister of Middle Class Prosperity and Associate Minister of Finance, departments continue to work at modernizing and improving the quality of this analysis, with particular attention to the intersectional analysis of race, Indigeneity, disability, and gender identity. These insights were instrumental in informing the development and evolution of the COVID-19 Economic Response Plan. Going forward, new Budget 2021 investments in Statistics Canada should help improve Canadians’ access to disaggregated data.

Reflecting the feedback of experts who have been advising the Department of Finance Canada on its gender budgeting practices on a periodic basis, this report devotes more space to measures that are more relevant from a gender and diversity standpoint, while ensuring a basic level of coverage for all budget measures. Budget 2021 measures which are expected to advance the Gender Results Framework are placed at the beginning of this report.

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This report is also expanded this year to contain additional information on the nature of the impacts expected from each budget measure, reflecting the government’s commitment to better incorporate quality of life measurements into decision-making and budgeting. As outlined in Measuring what Matters, the government is beginning to track progress on a range of fronts to ensure that priorities and decision-making are based on evidence of what will most improve current and future Canadians’ quality of life. As an illustration of initial steps in that direction, this report includes information on how individual budget measures advance various dimensions and indicators of the draft quality of life framework.

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Notes on Terms and Fields

Title and Context: Each title is linked with its corresponding entry in the budget text. Click the title of a GBA+ to view the description of the measure.

Text section: contains information on the key impacts of the measures from a gender and diversity and quality of life perspective, including direct and indirect impacts, both positive and negative, where applicable. Key facts and data sources are included in this section.

GBA+ Timing: GBA+ can be conducted at various stages throughout the development of a government policy, program, or initiative. High-quality GBA+ requires early attention to develop effective options and strategies for delivering programs and services to Canadians. For GBA+ to be most valuable, it is ideally built directly into the early stages of the policy development process. This section identifies when the GBA+ was conducted.

Early in the idea development phase (when proposals are being developed)

Mid-point (as proposals are being finalized)

Later stage (after proposals are finalized, prior to submission of proposal)

GBA+ was previously performed on the existing program (in cases where an existing program is seeking a renewal of funding). If the proposal is for an existing program, it was either modified to reflect the changes to the program or was confirmed to reflect that the program hasn’t changed since the GBA+ was last conducted.

Quality of Life Impacts: Describes the primary domains of the framework each budget measure is expected to advance and lists relevant indicators. Primary domains for each measure are indicated through a darker “active” icon.

Prosperity – the economic domain, encompassing income and growth, employment and skills and learning and economic security.

Health – physical and mental health, and care systems that enable people to thrive through all stages of life.

Environment – natural and built environments that meet human needs such as clean air and water, as well as ecological integrity and stewardship dimensions such as greenhouse gas emissions.

Society – includes culture and identity, inclusion, social cohesion and connection, and time use.

Good Governance – includes democracy and institutions, safety and security and justice and human rights.

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Target Population: Describes the group whom the measure is intended to benefit. This section is not intended to describe the expected impacts, but rather the motivation and policy intent behind the measure.

Expected Benefits

Gender: This section collects information on the expected gender characteristics of the benefitting group. The scale is explained as follows:

Predominantly men (e.g. 80 per cent or more men)

60 per cent - 79 per cent men

Broadly gender-balanced

60 per cent - 79 per cent women

Predominantly women (e.g. 80 per cent or more women)

Income Distribution: This indicator describes expected impacts of the measure from an income distributional perspective. The scale is explained as follows:

Strongly benefits low income individuals (Strongly progressive)

Somewhat benefits low income individuals (Somewhat progressive)

No significant distributional impacts

Somewhat benefits high income individuals (Somewhat regressive)

Strongly benefits high income individuals (Strongly regressive)

Inter-generational: Inter-generational impacts identify the age cohort receiving the benefits or which is likely to disproportionately benefit.

Primarily benefits youth, children and/or future generations

No significant inter-generational impacts or impacts generation between youth and seniors

Primarily benefits seniors or the baby boom generation

Additional Characteristics: Highlights other notable characteristics of beneficiaries (i.e. race, region, ability, Indigeneity, region, sector, etc.).

Gender Results Framework (if applicable): For measures that advance a goal or objective of Canada’s Gender Results Framework (GRF), an icon and associated GRF pillar is listed. Although only gender is included in the title of the Framework, it is aligned with the Government of Canada’s policy of GBA+, ensuring that gender is considered in relation to other intersecting identity factors.

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Additionally, a measure may advance more than one goal under one or more pillars; however, in this report, only the primary pillar is listed. More information on these goal statements, objectives, and indicators can be found on Women and Gender Equality Canada’s website: https://women-gender-equality.canada.ca/en/gender-results-framework.html.

GBA+ Responsive Approach (if applicable): Includes any effort in place to minimize possible negative impacts of a measure on certain individuals or groups, or any plans to proactively reduce barriers to participation.

Impacts Report	417

Education and Skills Development

The following Budget 2021 measures are expected to advance the Education and Skills Development Pillar under the Gender Results Framework.

Helping Youth and Students Build Job Skills and Connect with Employers

Investments in youth employment and job skills training will directly benefit youth (ages 15-30), including vulnerable youth facing multiple barriers to employment and groups under-represented in the labour market such as racialized and Indigenous youth, women in certain skilled trades, as well as some newcomers to Canada. It is also expected that young women will see slightly more benefit than men, as young women have been disproportionately economically affected by the pandemic compared to other demographics, including experiencing higher rates of job loss.

Data Sources: Statistics Canada

Opportunities for Businesses and Young Workers Through Mitacs

This program directly benefits youth since it will expand the number of work-integrated learning opportunities for post-secondary students. It will also directly benefit businesses that get access to highly-qualified individuals. As Mitacs’ internships tend to focus on science, technology, engineering and mathematics (STEM) subjects, in which men are overrepresented, it is likely that men would benefit more than women from these opportunities. Relative to their share of the labour force, visible minorities are also more likely to work in STEM fields. Women make up only 34 per cent of STEM bachelor degree holders and men account for 53 per cent of college enrolments in STEM programs. Men are also more highly-represented among Canadian business owners.

Data Sources: Statistics Canada

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Supporting Vulnerable Children and Youth during the Recovery

This program directly benefits youth as it specifically targets students who are at risk of dropping out of school. Since students at the greatest risk of dropping out are those who face systemic and individual barriers in their daily lives, the program’s main beneficiaries will be students from low-income households, marginalized and racialized communities, and those living in rural and remote regions.

Data Sources: Internal Administrative Data, Statistics Canada

Creating New Opportunities for Skilled Tradespeople

This program will disproportionately benefit young men as they are overrepresented in most Red Seal trades. 53 per cent of apprentices are under 25 years of age, 86 per cent are men, 91 per cent are Canadian-born, and 56 per cent had a high school diploma as their highest level of education when starting an apprenticeship. Women comprised about 14 per cent of apprentices overall, and fewer women than men apprentices were registered in a Red Seal trade (59 per cent versus 81 per cent). Across the top 10 Red Seal trades, women were more likely than men to be hairstylists or cook apprentices. However, the number of women entering an apprenticeship program in a male-dominated trade (e.g. carpentry, electrical) has more than doubled in the last decade. Indigenous apprentices comprised about six per cent of apprentices overall, while immigrants comprised about nine per cent apprentices overall.

Data Sources: Statistics Canada

Impacts Report 419

Helping Employers Train and Recruit Workers

This program is expected to benefit men and women relatively equally, with benefits accruing differently depending on the specific projects and sectors supported. Projects in the health sector are likely to disproportionately benefit women, as they currently hold 80 per cent of jobs in the sector. Projects in the energy sector are likely to benefit men disproportionately, as women make up 22 per cent of the energy production workforce, 55 per cent of which are in business administration or accounting.

Data Sources: Statistics Canada

Supporting Skills for Success

While supports will be available to all Canadians, including those with higher education and in high skilled jobs, this program will disproportionately benefit adults with low skills, with gender impacts expected to be roughly even. Men display higher numeracy proficiencies than women while, in general, women and men display similar proficiencies in literacy. In addition, newcomers show lower proficiency in literacy and numeracy than the Canadian-born population, while 35 per cent of off-reserve First Nations people and 50 per cent of Métis had literacy skills required to compete in a knowledge-based economy, compared with 57 per cent for non-Indigenous adults.

Data Sources: Statistics Canada

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Ensuring Communities Recover Through Skills Training and Workforce Planning

Benefits of this program are expected to be gender balanced, accruing differently depending on specific projects supported. Groups traditionally underrepresented in the labour market such as youth, persons with disabilities, newcomers, Black Canadians and other racialized individuals, Indigenous peoples and older workers may benefit more given that 75 per cent of funding will be dedicated to addressing the labour market needs of these populations. In addition, the program will ensure that the needs of diverse communities including urban, rural and remote are considered.

Data Sources: Internal administrative data, Statistics Canada

Extending Federal Supports for Adults Who Return to School Full-Time

This program directly targets low and middle-income adults who have been out of high school for at least ten years and choose to return to post-secondary education on a full-time basis. Adult students face significant financial pressures related to housing costs, dependants (47 per cent reported caring for a dependant in 2018), education savings for children, pre-existing debts and saving for retirement. Women account for approximately 64 per cent of the recipients of the adult learner top-up grant to-date. Overall, an estimated 60 per cent of top-up grant recipients say the grant was an important factor in their decision to return to school.

Data Sources: Internal Administrative Data, Statistics Canada

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Doubling the Canada Student Grants for Two Additional Years

This program directly targets students from low and middle-income families. Women make up a majority of students in post-secondary education, and represented 60 per cent of student financial aid recipients in 2018-19. Additionally, more than two thirds of student financial aid recipients are under the age of 25 (72 per cent in 2018-19).

This program will provide additional financial aid to students with disabilities and students with parents who have above-average levels of total financial need compared to their peers.

Data Sources: Internal Administrative Data, Statistics Canada

Providing Relief from Student Debt

As of March 2020, women represented 61 per cent of all borrowers with outstanding federal student loan debt. Women are also more likely to require assistance repaying student loan debts, representing 66 per cent of participants in the Repayment Assistance Plan.

Approximately half of all Repayment Assistance Plan recipients in 2018-19 were below the age of 30, and 85 per cent had incomes low enough that they did not have to make payments on their loans. Approximately three quarters of all repayment assistance recipients have been out of their studies for less than five years.

Data Sources: Internal Administrative Data, Statistics Canada

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Expanding Access to Supports for Students and Borrowers with Disabilities

This program directly targets an estimated 40,000 current and former students per year with persistent and prolonged disabilities. Women currently represent 61 per cent of recipients of the Canada Student Grant for Persons with Disabilities and 65 per cent of recipients under the Repayment Assistance Plan for Persons with Disabilities, which provides loan deferrals and forgiveness exclusively to low-income borrowers who experience difficulty making student loan payments. Among the broader population, 15 per cent of women and 10 per cent of men report having a disability, and students with disabilities generally have the highest levels of need not covered by student financial assistance programs.

Data Sources: Internal Administrative Data, Statistics Canada

Providing High-quality Education for First Nations

These investments will benefit individuals of all genders, however the greatest gains may be for First Nations boys and men who are less likely to complete their secondary education. Students, teachers and communities will benefit from measures to keep schools safe during COVID-19. In 2016, 44 per cent of the First Nations population on reserve ages 18 to 24 had completed high school, compared to 88 per cent of the non-Indigenous population. Investments in adult education will allow First Nations to offer programs that respond to the unique, often gendered circumstances that prevent people from completing their high school education.

Data Sources: Statistics Canada

Impacts Report 423

Promoting Official Languages

Funding for official languages is expected to directly benefit students and youth from official language minority communities who will have greater access to opportunities to study in their language of choice and benefit from additional community spaces and educational infrastructure. In Canada, more than a million Francophones live outside Quebec and more than 1.1 million Anglophones live in Quebec. Knowledge of official languages and an increase in training and bilingualism will improve employment opportunities for young Canadians, especially for those living in remote or rural communities. Post-secondary institutions train the bilingual workforce required for the vitality of official language minority communities and the promotion of bilingualism, such as French-language teachers and early childhood educators. As women make up 70 per cent of education services, they are expected to indirectly benefit. Investments will also support jobs in construction, with these indirect benefits accruing disproportionately to men.

Data Sources: Statistics Canada, Provincial Government Reports

Supporting Post-secondary Education in the North

The measure is expected to benefit residents of the Northwest Territories, with an emphasis on youth. Indigenous peoples represent over 50 per cent of the population in the Territories. The transformation of the college to a polytechnic university will also benefit lower-income individuals and families, through increased access to degree programs along with applied training in order to obtain skills needed in the workforce.

Data Sources: Statistics Canada

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Supporting Indigenous Post-Secondary Education during COVID-19

These investments will benefit Indigenous students, the majority of whom are young women. Women have historically made up approximately 69 per cent of students funded through the Post-Secondary Student Support Program. Post-secondary education attainment rates of Indigenous people are approximately 18 per cent lower than those of their non-Indigenous counterparts, and COVID-19 interruptions risk accelerating these inequalities. Obtaining a post-secondary qualification can have a significant positive impact. In 2016, the employment rate for the First Nations population living on reserve with no certificate, diploma or degree was 33 per cent. This increased to 49 per cent for those with a high school diploma or equivalent, and again to 65 per cent for those who had attained a post-secondary certificate, diploma or degree. Indigenous-led post-secondary institutions also preserve and strengthen Indigenous languages and cultures.

Data Sources: Statistics Canada, Indigenous Services Canada

Impacts Report 425

Teaching Kids to Code

CanCode has a focus on reaching girls, Indigenous youth, youth with disabilities, and youth living in rural, remote, and northern communities to increase their representation in science, technology, engineering, and mathematics training.

About seven per cent of Canadians under the age of 24 are Indigenous and, in CanCode’s first three years, between 6 and 9 per cent of participants have been Indigenous youth. Between 45 and 49 per cent of CanCode participants were girls, consistent with their 48.6 per cent share of the school-aged population.

About 19 per cent of Canadians live in rural areas, and between 16 and 20 per cent of CanCode participants were youth living in rural areas. About 4 per cent of the population aged 15 to 24 report having a disability, compared with between one and 2.5 per cent of CanCode recipients.

Data Sources: Internal program data, Statistics Canada

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Economic Participation and Prosperity

The following Budget 2021 measures are expected to advance the Economic Participation and Prosperity Pillar under the Gender Results Framework.

Establishing a Canada-Wide Early Learning and Child Care System

This measure primarily targets parents with young children, particularly mothers who often retain primary caregiving responsibilities. It will also be of particular benefit to early childhood educators, 96 per cent of whom are women.

Women, particularly those with young children, have lower labour market participation rates than men. In 2019, only 83 per cent of women between the ages of 25 and 44 participated in the labour force, whereas men in the same age range participated at a rate of 91 per cent. Young women with children are at higher risk of not being in education, employment or training. Access to affordable early learning and child care will increase women’s labour market participation and shrink the gender participation gap as more mothers enter the workforce.

Families of all income ranges will see reduction in fees. Funding for a Canada-wide early learning and child care system will also support efforts to attract and retain high-quality early childhood educators, who are predominantly women and face challenges such as low wages, poor working conditions, and a lack of career advancement opportunities.

There is significant research that shows high-quality child care supports positive child development outcomes such as improved cognition and social skills, particularly among children from disadvantaged families.

Data Sources: Statistics Canada, internal administrative data

Impacts Report 427

Indigenous Early Learning and Child Care

This investment will benefit Indigenous women, children, and families by increasing opportunities for labour force participation and reducing unpaid caregiving time use pressures, contributing to healthy child development, and benefiting workers in the sector. The labour market impacts of COVID-19 have had a deeper and longer-lasting impact on Indigenous people. Employment among Indigenous women, in particular, remains below pre-pandemic levels.

Access to flexible, high quality child care has been shown to increase participation in work, education or training by parents—particularly mothers—and could play a role in addressing these disparities.

First Nations, Inuit, and Métis children are more likely to live in poverty compared to the overall Canadian average. Access to high quality, culturally relevant programming will help improve school readiness, long-term development, and life outcomes, and empower young children with a strong sense of identity.

These investments will also benefit Indigenous early childhood educators, who are overwhelmingly women, by allowing child care providers to raise wages, provide upskilling opportunities, and create training programs and jobs for new entrants.

Data Sources: Statistics Canada, ESDC

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Strengthening Long-Term Care and Supportive Care

The pandemic has disproportionately affected the long-term and supportive care sectors in Canada. Over 2,500 care homes experienced an outbreak between March 1, 2020, and February 15, 2021, resulting in the deaths of over 14,000 residents and close to 30 staff. This represents more than two-thirds of Canada’s overall COVID-19 deaths. About 80,000 residents and staff of LTC and retirement homes have been infected, representing 10 per cent of all COVID-19 cases in Canada.

This funding directly benefits seniors and persons with disabilities who require long-term care and supportive care. Women are expected to particularly benefit as 65 per cent of patients in residential continuing care facilities are women.

Health care providers, particularly personal support workers, and informal caregivers are also expected to benefit from the additional work and improved working conditions created through this funding. The vast majority of care providers in supportive care are women, with a significant portion of these individuals being newcomers or immigrants, especially among personal support workers.

Of the 245,500 people employed as nurse aides, orderlies and patient service associates in Canada in 2016, more than a third (87,925) were immigrants. Women accounted for the majority of these workers among both immigrants (86 per cent) and non-immigrants (87 per cent).

Data Sources: CIHI, Statistics Canada

Impacts Report 429

Supporting Black Canadian Communities

Not-for-profit organizations and charities serving Black communities support a range of needs, including health and well-being services, educational programming, skill development workshops, employment services, and other initiatives addressing gaps and barriers due to discrimination and unfair treatment in Canadian institutions.

The majority of Black Canadians are under 30 years old and live in census metropolitan areas. Compared to the Canadian average, Black Canadians are more likely to face financial insecurity, and they are more likely to be newcomers to Canada.

Data Sources: Statistics Canada

Helping Workers Transition to New Jobs

This initiative will help underemployed, lower income, mid-career Canadians in disrupted industries transition to higher-paying jobs in newer industries.

Additionally, by including processes to mitigate hiring biases for racialized Canadians, women, and older workers, this initiative will specifically help women and other underrepresented workers transition into new industries. This measure will also benefit companies that are able to hire from new pools of workers to help their businesses grow. However, benefits to companies will likely be unevenly distributed as 63.5 per cent of small and medium-sized enterprises are majority-owned by men.

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Reforming Canada’s Pardon Process

Approximately 10 per cent of Canadians have a criminal record. This initiative is expected to facilitate their reintegration into society. This measure will primarily benefit men, who in 2018-19, represented 87 per cent of those admitted to correctional facilities. Groups that are overrepresented in the criminal justice system are also expected to directly benefit, including Indigenous peoples, who account for 30 per cent of admissions to federal custody, while only accounting for five per cent of the Canadian population, as well as Black Canadians, who account for 7.2 per cent of federal inmates despite representing 3.5 per cent of Canadians.

In addition, the reduction of the application fee and funding for community support services will increase accessibility to pardons, particularly for lower-income and marginalized applicants. More broadly, this measure will benefit not only applicants, but society in general. For example, Canadians who obtain a pardon are more likely to gain employment and suitable housing.

Data Sources: Statistics Canada, Public Safety Canada, Office of the Correctional Investigator

Impacts Report 431

Helping Charities, Non-profits, and Social Purpose Organizations Grow via the Social Finance Fund

The Social Finance Fund was designed through a lens of equity and inclusion to support social purpose organizations (e.g. charities, non-profits, mission-focused for-profits, social enterprises). This initiative is expected to have significant positive impacts for underrepresented and marginalized groups served by these organizations, including women, Indigenous communities, low-income individuals, Black and racialized people, recent immigrants and refugees, members of the LGBTQ2 community, and persons with disabilities. Moreover, a social equity investment lens will help ensure diversity analysis is incorporated into investment decision-making processes. This lens will be applied to wholesaler selection, disaggregated data collection, reporting requirements, and other elements of the Social Finance Fund’s design. The majority of workers in social purpose organizations are women.

Data Sources: Statistics Canada, OECD, Canada Social Enterprise Survey

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Helping Charities, Non-profits, and Social Purpose Organizations Grow via the Investment Readiness Program

The renewed program will fund social purpose organizations (e.g. charities, non-profits, social enterprises) to advance a broad range of socioeconomic objectives for diverse populations. The program is committed to providing equitable access to all Canadian social purpose organizations, and it will build on partnerships with organizations such the Canadian Women’s Foundation and National Aboriginal Capital Corporations Association to support social purpose organizations facing barriers in accessing social financing, such as those led by or serving women, Indigenous people, and more. The renewed program will strengthen employment opportunities for women, Indigenous people, persons with disabilities, Black Canadians, LGBTQ2, and other marginalized groups to support a more inclusive and diverse workforce.

Data Sources: Statistics Canada, Women and Gender Equality Canada, Canadian Social Enterprise Survey, Charity Village, Imagine Canada, Ontario Nonprofit Network, Canadian Women’s Foundation, Canada Council for the Arts

Support for Personal Support Workers

Personal support workers are often captured under the occupational categories of nurse aides, orderlies and patient service associates. The 2016 Census indicates that 86 per cent of these front-line care providers were women and more than one-third were immigrants (compared to one-quarter of all other occupations). This sub-group was also more likely to identify as a visible minority (34 per cent) than workers in other occupations (21 per cent), with Black and Filipino women especially overrepresented. While the initiative is preliminarily assessed as mainly benefiting women, my65+ is open to both Service Employees International Union’s members and their families, and may have broader benefits once the eligibility criteria for receipt of funding are finalized.

Data Sources: Statistics Canada

Impacts Report 433

Investing in Telefilm Canada and Encouraging Diverse Voices in Canadian TV and Film

Funding will allow Telefilm Canada to continue to support audiovisual production excellence in Canada by modernizing its current suite of programs in response to increasing digitization in the audiovisual sector and global demand for content. In addition, targeted funding for Telefilm Canada and the Canada Media Fund will be used to directly benefit underrepresented professionals in the industry, including women, people with disabilities, LGBTQ2, people of colour, Black, and Indigenous creators. Women, especially women of colour and Indigenous women, continue to be underrepresented across most jobs in film and television production in Canada. Women of colour represent less than one per cent of TV writing roles and five per cent of directing roles. While women make up more than half of arts and culture workers generally in Canada, they continue to earn a lower average hourly rate than men who work in the sector.

Data Sources: Women in View, 2019, Statistics Canada

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Revitalizing Tourism

The impact of COVID-19 on the tourism sector has been most acute among underrepresented groups, as the sector employs a large number of women, youth, Indigenous peoples, immigrants, and LGBTQ2 Canadians. For example, women occupy 51.4 per cent of total jobs in the tourism sector, compared to 48.2 per cent across all industries, while youth make up 30.7 per cent compared to 12.7 per cent, and Indigenous persons occupy 4.1 per cent of jobs in the sector compared to 3.7 per cent of all employment. Tourism businesses are more likely to be owned by underrepresented groups than those in other sectors. For example, 30 per cent of businesses in the tourism sector are fully owned by women, versus 16 per cent of businesses in the broader economy.

The announced tourism measures are designed to benefit the most affected groups in the sector and rural communities dependent on tourism. The economic stimulus impacts of this spending will benefit all Canadians.

Data Sources: Statistics Canada

Impacts Report 435

Leadership and Democratic Participation

The following Budget 2021 measures are expected to advance the Leadership and Democratic Participation Pillar under the Gender Results Framework.

Supporting Women Entrepreneurs

The target group of this proposal is women entrepreneurs. Only 16 per cent of all small and medium-size enterprises (SMEs) are majority owned by women, compared to 63.5 per cent majority owned by men. Women entrepreneurs are not a homogenous group. Women with different, and sometimes intersecting, demographic characteristics pursue entrepreneurship.

Women entrepreneurs are strongly represented among Indigenous and to a lesser extent, visible minority SME owners. For example, approximately 19 per cent of visible minority entrepreneurs are women, and 36 per cent of Indigenous-owned SMEs are partially or wholly owned by women.

Data Sources: Statistics Canada, OECD, Diversity Institute

Supporting Entrepreneurs, Including Equity Deserving Entrepreneurs

The new Small Business and Entrepreneurship Development Program will support diverse entrepreneurs and small business owners. The direct benefits will go to underrepresented groups including youth, Indigenous people, persons with disabilities, LGBTQ2, Black and other racialized peoples, women, and other diverse entrepreneurs. Employees of small businesses may receive indirect benefits of this measure.

Data Sources: Statistics Canada

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Supporting Black Entrepreneurs

The direct benefits of this proposal will accrue predominantly to Black Canadian entrepreneurs.

Black Canadians are statistically more likely to live in low-income environments. Approximately 1 in 5 Black Canadians, versus just over 1 in 10 of their counterparts in the rest of the population, live in low-income environments.

This program is also expected to disproportionately benefit men as 63.5 per cent of small and medium-sized enterprises are majority-owned by men.

Data Sources: Statistics Canada

Support for Indigenous Entrepreneurs

This investment will directly benefit Indigenous entrepreneurs, including targeted supports for the Indigenous tourism industry. It also includes targeted supports to address gender-specific barriers for Indigenous women entrepreneurs. Only 29 per cent of businesses supported by the network of Aboriginal Financial Institutions are owned-by Indigenous women. Survey results have shown that the top three challenges for Indigenous women entrepreneurs are accessing financing (47 per cent), balancing family and business (40 per cent), and a lack of business training (32 per cent). Support for an Indigenous Women’s Entrepreneurship Initiative will help increase the number of Indigenous women entrepreneurs accessing financing from Aboriginal Financial Institutions.

Data Sources: National Aboriginal Capital Corporations Association

Impacts Report 437

Supporting Indigenous Governance and Capacity

Funding directly benefits all members of recipient First Nations, as communities have greater capacity for financial and human resources management, planning and risk management, and community engagement. Additional support for community readiness will directly benefit First Nations with the most acute needs, and result in better administration and access to social services and programs, to help close the gap with other First Nations and non-Indigenous communities. All community members are expected to benefit from greater capacity for local representation, as well as strengthened capacity for First Nations communities with the greatest community development needs to benefit from proposal-based investments.

Engagement with Indigenous Peoples

These investments will support Indigenous Representative Organizations and foster inclusive engagement processes so that diverse Indigenous voices, including women, youth, elders and other community subgroups such as single-parents, people with disabilities, 2SLGBTQQIA, and off-reserve members are heard, leading to more inclusive federal policy and program development.

Strong representation by Indigenous peoples in democratic processes to advance reconciliation and close socio-economic gaps benefits all Canadians, as Indigenous leadership and cultural revitalization make important contributions to Canada’s character and identity.

438 Annex 5

Enhancing the Canada Small Business Financing Program

Current data from Statistics Canada indicates that 63.5 per cent of small and medium enterprises are owned by men. This measure is expected to have a direct positive impact on women and indirect positive impacts on diverse and disadvantaged groups. These positive impacts are largely as a result of changes to eligibility to extend lending to non-profit and charitable social enterprises. Women account for more than 75 per cent of employment in the non-profit sector. Youth are also expected to benefit as 41 per cent of Canada Small Business Financing program borrowers are under 40 years old, compared to 16 per cent of small and medium sized businesses at large.

Data Sources: Statistics Canada

Supporting Community Service Organizations

This program directly benefits Canada’s charitable and non-profit sector, in which women make up the majority of the workforce. This program also indirectly benefits the diverse populations served by charities and non-profits, including youth, seniors, women, Indigenous groups, racialized people, persons with disabilities, LGBTQ2 communities, low-income families, and more. The fund strives to reach organizations across the country in rural, remote, and urban settings, and particularly those that are serving and being led by vulnerable groups.

Data Sources: Statistics Canada, Women and Gender Equality Canada, Canadian Social Enterprise Survey, Charity Village, Imagine Canada, Ontario Nonprofit Network, Canadian Women’s Foundation, Canada Council for the Arts

Impacts Report 439

Making the Public Service More Diverse

Legislative amendments to the Public Service Employment Act are aimed at ensuring a process to identify and reduce potential barriers in the public service staffing process for employment equity and equity-seeking groups including women, Indigenous peoples, persons with disabilities, and racialized Canadians. For example, Indigenous applicants may have trouble meeting education requirements due to systemic barriers and limited access to higher education, particularly in remote geographical locations. Similarly, new arrivals to Canada, who are more likely to be members of a visible minority, may have trouble meeting certification requirements due to the time and challenges associated with having foreign credentials recognized.

Data Sources: Treasury Board of Canada Secretariat, Statistics Canada

Enhancing the Capacity of Superior Courts

All Canadians are expected to benefit from the creation of new superior court judicial positions, which will ultimately increase access to justice.

Women made up 45 per cent of the federally-appointed judiciary as of March 2021. Recent efforts have focused on increasing the diversity of the judiciary. Between October 2019 and October 2020, women comprised 65 per cent of new appointments, while visible minorities represented 17 per cent and Indigenous peoples accounted for three per cent.

Data Source: Office of the Commissioner for Federal Judicial Affairs

440 Annex 5

Gender-Based Violence and Access to Justice

The following Budget 2021 measures are expected to advance the Gender-Based Violence and Access to Justice Pillar under the Gender Results Framework.

Advancing a National Action Plan to End Gender-Based Violence

These investments will directly benefit women and girls, in particular women and girls with disabilities, Black, Indigenous and racialized women and girls, and LGBTQ2 people, groups that are at a significantly higher risk of experiencing gender-based violence. These groups also face increased barriers in accessing supports and services due to systemic inequalities, such as sexism, homophobia, transphobia, racism and poverty. COVID-19 has further amplified inequalities and gender-based violence, disproportionately affecting women with lower incomes.

Almost half of all female homicide victims are killed by an intimate partner, compared to six per cent for male victims. Sexual assault is a gendered crime that is far more likely to target women, especially young women. In 2017, the rate of police-reported violent crimes in Canada was higher for girls and young women aged 24 and younger compared to their male counterparts (1,394 versus 1,030 incidents per 100,000 population). According to Statistics Canada, the rate of sexual assault is not declining, with police-reported sexual assaults increasing every year from 2015 to 2019.

Indigenous women are more likely to be affected by all types of violent victimization with the homicide rate for Indigenous women and girls nearly seven times higher than amongst non-Indigenous women and girls in 2019. When taking into account all risk factors, LGBTQ2 Canadians are twice as likely to experience violent victimization as non-LGBTQ2 Canadians.

Data Sources: Statistics Canada, GBV Knowledge Centre, United Nations

Impacts Report 441

Addressing Sexual Misconduct and Gender-based Violence in the Military

These measures will directly benefit people who have experienced sexual misconduct and gender-based violence in the military by enhancing support services to victims, increasing the availability of resources for recovery, and enhancing external oversight of the Canadian Armed Forces.

Primarily, these measures will directly benefit women, as women in the Canadian Armed Forces are 2.5 times to 3 times more likely to experience sexual misconduct than men. Additional or specialized support will also be provided for LGBTQ2 members that have experienced sexual misconduct and gender-based violence in the military.

In addition, men will benefit from the proposed institutional reforms, as well as an improved culture. Men will also directly benefit from the research to inform targeted training and response frameworks, and external expertise on training on the issue of gender-based violence.

These measures will reinforce the systemic efforts to change the culture and working conditions in the Canadian Armed Forces in relation to sexual misconduct and gender-based violence with the ultimate goal of reducing and eliminating sexual misconduct and gender-based violence among members of the Canadian Armed Forces, particularly women members. Ultimately, this will support the objective of increasing representation of women in the Forces from 15 to 25 per cent by 2026 which, if achieved, will further positively reinforce culture change.

Data Sources: Statistics Canada

442 Annex 5

Responding to the Tragedy of Missing and Murdered Indigenous Women and Girls

Indigenous women and girls are 12 times more likely to be murdered or missing than any other women in Canada. In 2019, the rate of homicide for Indigenous women was seven times that of non-Indigenous women.

While comprising roughly five per cent of the population of Canada, Indigenous people accounted for nearly 26 per cent of homicide victims in 2019 and represent over 30 per cent of the incarcerated population. The overrepresentation is even more pronounced for Indigenous women and youth, who account for 42 per cent and 43 per cent of the women and youth inmate population in Canada.

This investment will primarily benefit First Nation, Inuit and Métis women, girls and two-spirit, lesbian, gay, bisexual, transgender, queer, questioning, intersex and asexual (2SLGBTQQIA+) people, as well as survivors of violence and families of victims of violence.

This investment will also contribute to improved, culturally responsive policing and community safety services, and will benefit all Indigenous community members, including women, girls and 2SLGBTQQIA+ people, who are disproportionately affected by violence, and are overrepresented in the justice and correctional systems.

Lastly, it will support Indigenous-led justice and culture initiatives, and help ensure the languages, voices, and perspectives of Indigenous women and 2SLGBTQQIA+ people are heard.

Data Sources: Reclaiming Power and Place: The Final Report of the National Inquiry into Missing and Murdered Indigenous Women and Girls, Office of the Correctional Investigator, Statistics Canada

Impacts Report 443

Strengthening the Canadian Race Relations Foundation and Helping Communities Respond to an Increase in Racism: Race Relations Foundation

While funding will benefit all Canadians by reducing discrimination and violence, members of Canada’s racialized communities—Asian, Black and Indigenous Canadians, cultural and religious minorities, and newcomers to Canada—are expected to benefit most directly. In 2016, 25 per cent of discrimination complaints received by the Canadian Human Rights Commission related to race, religion, colour, national or ethnic origin. In Canada in 2017, 43 per cent of hate crimes were motivated by hatred of a race or ethnicity. In Canada, women, especially racialized women, face a 20 per cent higher victimization rate than men.

Recent reports indicate rising rates of COVID-driven, anti-Asian racism. A project led by the Chinese Canadian National Council found that between March 10, 2020, to February 28, 2021, there were 1,150 cases of racist attacks from across Canada reported, with children and adolescents under 18 years of age more likely to report being physically assaulted. Those in low-income jobs or those who do not speak English are also more likely to report feeling vulnerable to racist attacks.

Data Sources: Statistics Canada, CRRF Survey of Stakeholders, Canadian Human Rights Commission, Chinese Canadian National Council

444 Annex 5

Strengthening the Canadian Race Relations Foundation and Helping Communities Respond to an Increase in Racism: Protecting Against Hate-motivated Crimes

This initiative will benefit groups that are at risk of hate-motivated crimes, including racialized Canadians, religious individuals, and members of LGBTQ2 communities. In 2019, race and ethnicity were the most common motivation for police-reported hate crimes, making up about 46 per cent of cases. This was followed by crimes motivated by religion at 32 per cent, and sexual orientation at 14 per cent. In particular, in the context of the COVID-19 pandemic, there have been indications of heightened levels of discrimination targeting Asian communities. A project led by the Chinese Canadian National Council found that, between March 10, 2020 and February 28, 2021, there were 1,150 cases of race-driven attacks from across Canada reported, with children and adolescents under 18 years of age more likely to report being physically assaulted. Those in low-income jobs or those who do not speak English are also more likely to report feeling vulnerable to racist attacks.

Data Sources: Statistics Canada, Chinese Canadian National Council

Impacts Report 445

Supporting Work to Address Systemic Racism in Institutions

Combatting systemic racism in law enforcement is expected to have an impact on Black, Indigenous, and racialized communities, who are overrepresented relative to their share of the population. Funding will support efforts to improve the delivery of policing services to better meet the needs of these communities, including the development of solutions adapted to community needs. Reporting race-based data will also help identify issues that need addressing.

Data Sources: Statistics Canada, Ontario Human Rights Commission

Supporting Greater Equality for LGBTQ2 Communities

Funding will directly benefit LGBTQ2 individuals and communities. LGBTQ2 Canadians and newcomers continue to face inequalities in health, safety, housing, homelessness, financial security, and employment when compared to non-LGBTQ2 Canadians. These initiatives are expected to raise awareness about LGBTQ2 communities and the issues facing them, decrease stigma, increase LGBTQ2 inclusion, and strengthen overall social cohesion. The ultimate benefit is to help bridge health and socio-economic inequalities between LGBTQ2 and non-LGBTQ2 people in Canada and to improve the quality of life for LGBTQ2 communities.

Data Sources: Statistics Canada, OECD

446 Annex 5

Enhancing Legal Support for Vulnerable Communities: Support for Asylum Seekers

This measure is expected to benefit economically disadvantaged asylum seekers, most of whom live in poverty and would not be able to afford legal support.

Additionally, asylum seekers are likely to be members of visible, ethnic or religious minorities, non-official language speakers, and LGBTQ2 individuals. In 2018, ten countries accounted for 57 per cent of all in-Canada asylum claims. Nine of the ten countries are in Asia, Latin America, the Caribbean, and Africa, and seven have neither English nor French as an official language. Asylum seekers also tend to be younger. In 2017, over 26 per cent of asylum claimants were aged 0 to 14 compared with 16 per cent of the Canadian population.

Data Sources: Administrative data; Statistics Canada

Enhancing Legal Support for Vulnerable Communities: Support for Racialized Communities

This initiative will directly benefit Black, racialized, and Indigenous communities, who are overrepresented in the criminal justice system and face systemic barriers that prevent them from accessing justice. For example, Black Canadians account for 7.2 per cent of federal inmates, but only 3.5 per cent of the Canadian population. Similarly, Indigenous peoples account for 30 per cent of admissions to federal custody, despite only representing approximately five per cent of the population. Racialized Canadians will have greater access to culturally appropriate legal advice and information, to better understand how to exercise their rights in the justice system.

This initiative is expected to be of particular benefit to low-income racialized individuals who cannot afford to consult a lawyer.

Data Sources: Statistics Canada, Office of the Correctional Investigator

Impacts Report 447

Re-establishing the Law Commission of Canada

All Canadians are expected to benefit from a revived Law Commission, and some groups may be more directly affected given the Law Commission’s focus on the most pressing issues facing Canada’s legal system. Indigenous peoples and racialized Canadians may benefit from the Law Commission’s examination of issues of systemic racism and establishing a new relationship with Indigenous peoples. More broadly, groups who face barriers may benefit from the Law Commission’s efforts to make the justice system accessible for all, including women, lower-income Canadians, persons with disabilities, and racialized people.

Data Sources: Statistics Canada, Canadian Bar Association

Better Data for Better Outcomes: Collection and Use of Justice System Data

Improving data collection to support accountability and evidence-based policy will benefit groups who are more likely to encounter the justice system.

A critical objective of this measure is to better understand and address drivers of the overrepresentation of Indigenous peoples in the criminal justice system. Black Canadians account for 7.2 per cent of federal inmates, but only 3.5 per cent of the Canadian population, and Indigenous peoples account for 30 per cent of federal inmates, despite representing approximately five per cent of the population. Similarly, Canadians with mental health challenges report coming into contact with the police twice as much as those without a disorder.

Data Sources: Statistics Canada, Justice Canada, Office of the Correctional Investigator

448 Annex 5

Diverting Youth Away from the Justice System

This measure targets youth aged 12 to 17 who come into contact with the youth criminal justice system, and particularly overrepresented groups like young men, Indigenous youth, and Black youth. In 2018-19, young men accounted for 77 per cent of admissions into correctional services, while

Indigenous youth were 43 per cent of the youth admitted to correctional services, despite accounting for only nine per cent of the youth population. Evidence also suggests that Black youth are overrepresented in the justice system. In 2016, Black youth were 15.3 per cent of admissions to pre-trial detention in Ontario, despite representing 7.1 per cent of youth.

This initiative will enhance programming for overrepresented groups, including tailored responses that take into account diverse ethnic and cultural backgrounds.

Data Sources: Statistics Canada; John Howard Society

Supporting the Resolution of Indigenous Childhood Claims

This measure seeks to address the negative consequences experienced by Indigenous people who suffered historic harms as children as a result of past government policies and programs through the effective management and resolution of childhood claims. This includes claims from First Nations, Inuit, Métis and Non-Status individuals located across Canada, living both on and off reserve. Research suggests that women and two-spirit, lesbian, gay, bisexual, transgender, queer, questioning, intersex and asexual (2SLGBTQQIA) people experienced disproportionate harms from attending residential schools. Additionally, Indigenous people have lower average income than non-Indigenous Canadians.

Data Sources: 2016 Census; Reclaiming Power and Place: The Final Report of the National Inquiry into Missing and Murdered Indigenous Women and Girls, Office of the Correctional Investigator, Statistics Canada

Impacts Report 449

Implementation of Legislation on the United Nations Declaration on the Rights of Indigenous Peoples

Funding will support diverse groups of Indigenous people by creating a framework to guide future activities as they pertain to Indigenous rights. Co-development of an action plan to implement the legislation will support greater self-determination and cooperative decision-making, as well as help to advance nation-to-nation, Inuit-Crown and government-to-government relationships.

Preventing Radicalization to Violence

All Canadians will benefit from this program, which is aimed at reducing the threat of violence in our society. This investment will help professionals working to prevent violent extremism, and the individuals and populations they work with, including outreach to youth and their communities. Radicalization to violence is a phenomenon that can affect individuals of any background, culture, religion, or socioeconomic circumstance.

Some of the funding specifically addresses violent misogyny, which will benefit women and girls and support the National Action Plan on Gender-Based Violence.

Data Sources: Canadian Network for Research on Terrorism

450 Annex 5

Poverty Reduction, Health and Well-Being

The following Budget 2021 measures are expected to advance the Poverty Reduction, Health and Well-Being Pillar under the Gender Results Framework.

Enhancing the Canada Workers Benefit

Enhancing the Canada Workers Benefit (CWB) will benefit 3 million low- and modest-income workers, including about 1 million new recipients through direct income support and by promoting longer-term attachment to the labour force. Women account for just over half of those benefiting from the enhancement and half of new recipients.

The enhancements will especially benefit single workers without children, 52 per cent of whom will be men. These workers often have few other supports available to them, and 54 per cent of new funding will benefit this group.

Groups that are more likely to be in receipt of the CWB include recent immigrants, those aged 19-34, and those without a post-secondary qualification.

By lifting almost 100,000 individuals out of poverty, an enhanced CWB will also have a direct, positive impact on economic security. Reducing poverty contributes to improved food security, better physical and mental health, and supports dignity and resilience.

Data Sources: Statistics Canada, Tax Data

Impacts Report	451

Expanding Access to Drug Treatment Courts

Drug Treatment Courts are targeted to non-violent offenders and are focused on facilitating treatment as an alternative to incarceration for drug offences. The vast majority of participants in Drug Treatment Courts are vulnerable and marginalized with multiple issues, such as problematic substance use, mental health concerns, inadequate housing, reliance on income assistance, and low employment or education opportunities.

According to the Association of Drug Treatment Court Professionals, as many as 90 per cent of participants have a history of prior convictions, and up to 70 per cent suffer from depression or anxiety disorders. In some Drug Treatment Courts, as many as 95 per cent of participants are unemployed upon entering the program, with 22 per cent reporting criminal activity as their sole source of income. Drug Treatment Courts offer supports to participants to help reduce substance use, increase employment and education opportunities, and decrease likelihood of re-offending.

Between 2009 and 2014, 68 per cent of Drug Treatment Courts participants were men, and close to a third were between 30 to 40 years of age. Indigenous peoples, who are at greater risk of experiencing mental health and substance use issues, represented 28 per cent of participants, despite only representing five per cent of the population. Some Drug Treatment Courts offer specialized programming to address the unique needs of participants, including Indigenous peoples and women.

Data Sources: Statistics Canada, Department of Justice, Canadian Association of Drug Treatment Court Professionals

452	Annex 5

Ending Homelessness

Government investments in homelessness will directly benefit Canadians experiencing or at risk of homelessness. Economic downturns, such as the one caused by COVID-19, increase the risk of homelessness.

Homelessness affects a diverse population, though certain groups are overrepresented. In 2017:

●	Indigenous people represented 24 per cent of shelter users despite accounting for five per cent of the population.

●	Men represented 72 per cent of shelter users. (Women may be underestimated due to lack of data from domestic violence shelters, and differences in terms of how women experience homelessness).

●	People aged 25 to 49 made up 53 per cent of shelter users, well above their population share (33 per cent).

Veterans are more likely than average to experience chronic homelessness.

As many as 85 per cent of people experiencing homelessness report a chronic health condition. By helping vulnerable people find housing, this measure will improve physical and mental health outcomes.

Data Sources: Internal administrative data (emergency shelter data), Statistics Canada, Veterans Affairs Canada

Impacts Report	453

Establishing a $15 Federal Minimum Wage

This legislative amendment directly benefits more than 26,000 workers in the federally regulated private sector, who are in low-wage jobs that earn less than $15 per hour.

As 59 per cent of workers earning minimum wage in the federally regulated private sector are men, more men will benefit from this change.

Many of these workers were not born in Canada. Of the more than 26,000 workers in total who will benefit, 36 per cent are newcomers and recent immigrants to Canada.

More Affordable Housing

Investments will directly benefit Canadians in core housing need and women and children fleeing violence. Relative to the incidence of core housing need across all households (13 per cent), women-led households (28 per cent), Indigenous populations (18 per cent), immigrant-led households (18 per cent), refugee-led households (27 per cent), and people living in northern communities (24 per cent) – particularly Inuit living in Nunavut (54 per cent) – are at higher risk of core housing need.

Furthermore, consistent with the objectives of the National Housing Strategy, these measures will prioritize support to vulnerable populations, including seniors, young adults, and Indigenous peoples. At least 25 per cent of investments will support projects that specifically target the unique needs of women and their children. To date, nearly 40 per cent of all units supported under the Rapid Housing Initiative have been targeted to Indigenous peoples.

Data Sources: Statistics Canada, CMHC

454	Annex 5

Establishing a National Institute for Women’s Health Research

Women are more likely to die prematurely from largely preventable illnesses, be diagnosed with mood and anxiety disorders, bear a higher burden of chronic illness, and experience higher levels of disability than men; particularly in old age. Immigrants and Indigenous women are also at a higher risk of some diseases, like cervical cancer, due to access and other barriers. This measure is expected to have a positive impact on women’s health by addressing under-researched and high priority areas including ovarian cancer, menopause, and sexual and reproductive health.

Beneficiaries would also include researchers who receive research grants. Based on internal Canadian Institutes of Health Research data, approximately 67 per cent of researchers working in the field of women’s health self-identify as women.

Data Sources: Internal program data, Statistics Canada

Supporting Access to Sexual and Reproductive Health Care Information and Services

The funding for activities at the community level will directly support populations who face the highest sexual health risks and the largest barriers to accessing sexual and reproductive health care services and information, including women, youth, LGBTQ2, racialized Canadians, and Indigenous populations.

The national survey will have a positive impact on these vulnerable groups, as the survey will create a national baseline for data on key factors that influence the determinants of sexual and reproductive health, such as race, household income, and sexual orientation. The results of the survey will inform initiatives that will target the unmet sexual and reproductive health care needs of all Canadians.

Impacts Report	455

Better Data for Better Outcomes: Promote an Inclusive Society through Race, Gender and Diversity Research

Canada’s population is increasingly diverse. In 2016, people identifying as a member of a visible minority group accounted for 22.4 per cent of the population, compared to 13.4 per cent in 2001. The proposed research initiative would build evidence to inform policies that lead to positive outcomes for diverse populations of women, seniors, Indigenous populations, racialized people, and LGBTQ2 people. Beneficiaries would also include researchers who receive research grants. Recent analysis of Social Sciences and Humanities Research Council programs found that slightly more than 50 per cent of funded applicants identified as women. There is also academic evidence that suggests research on issues of societal inequalities is more often undertaken by researchers from marginalized groups. For example, research applications from Black scientists are significantly more likely to involve human subjects than White applicants (49.8 per cent versus 31.8 per cent) and to include fields of study that are relevant to equality research, such as population and behavioural sciences.

Data Sources: Internal Program Data, Statistics Canada data, Scholarly Journals

National Mental Health Standards and Virtual Services

Although mental health issues can affect any Canadian, certain groups are more vulnerable to experiencing mental illness in their lifetime. Youth, LGBTQ2 and Indigenous people are particularly vulnerable. Men are at a higher risk of dying by suicide. Men are also more likely to suffer from substance misuse. Women are more likely to be diagnosed with mood and anxiety disorders. The COVID-19 pandemic has exacerbated the many challenges and inequalities faced by these groups by increasing isolation and limiting Canadians’ ability to access traditional mental health services (e.g., in-person counselling).

Data Sources: Statistics Canada

456	Annex 5

Supporting our Veterans: Mental Health Program for Veterans

Veterans are three to four times as likely to suffer from depressive or anxiety disorders, and more than 15 times more likely to have post-traumatic stress disorder (PTSD), than Canadians of comparable age and sex. Female veterans are more likely than male veterans to experience depression (35 per cent vs. 24 per cent) and anxiety (25 per cent vs. 21 per cent), but slightly less likely than males to report having PTSD (22 per cent vs. 24 per cent). In Canada, the estimated veteran population is 629,300, of which about 119,000 are clients of Veterans Affairs Canada (VAC). Approximately 12 per cent of VAC clients are women. Since members of the Canadian Armed Forces are predominantly men, more men are expected to benefit from this initiative.

Data Sources: VAC, Statistics Canada, Life After Service Survey

Supporting our Veterans: Support for Veterans’ Well-being

This initiative targets veterans and their immediate families. Since members of the Canadian Armed Forces are predominantly men, more men are expected to benefit from this initiative. However, this measure supports projects tailored to improve the well-being of all veterans and their families, including veterans who are women, LGBTQ2, Indigenous, or experience homelessness. There are currently around 3,000 homeless veterans in Canada. Veterans are more likely than the Canadian general population to experience activity limitations and suffer from a range of health issues. Many veterans also face challenges transitioning from military to civilian life. Employment rates amongst veterans is lower than for Canadians of similar age and sex (60 per cent vs 73 per cent). Amongst veterans, women and recently released veterans are less likely to be employed.

Data Sources: Veterans Affairs Canada, Life After Service Survey

Impacts Report	457

VAC Service Capacity

Direct beneficiaries of this initiative are veterans with mental or physical health issues. Veterans are more likely than the Canadian general population to experience activity limitations and suffer from a range of health issues. Hearing loss and tinnitus are the two most common conditions for which veterans receive disability benefits, followed by post-traumatic stress disorder. Since men account for the majority of veterans, more men are expected to benefit from this initiative. However, this enabling investment will allow Veterans Affairs Canada (VAC) to continue its efforts to reduce wait times for disability benefits applications for all veterans.

Data Sources: VAC, Life After Service Survey

Making Our Communities and Workplaces More Accessible

This program directly benefits persons with disabilities by making Canadian communities and workplaces more accessible.

For example, almost 2.7 million people or 1 in 10 Canadians aged 15 and older have a mobility disability, making it one of the most common disability types. Women (11.2 per cent) are more likely than men (7.9 per cent) to have a disability related to mobility. In 2017, over half (57.4 per cent) of employed Canadians with mobility disabilities aged 25 to 64 said that they required one or more workplace accommodations to be able to work.

By increasing accessibility in workplaces or communities, including community spaces such as parks and public buildings, the program also benefits seniors without disabilities and families with young children.

Data Sources: Statistics Canada, 2017 Canadian Survey on Disability

458	Annex 5

Towards a New Disability Benefit

The consultations regarding a new disability benefit are not expected to carry significant direct impacts, but may lead to a new benefit that supports persons with disabilities, primarily those with low income and those of working age.

Disability is slightly more prevalent among women (24 per cent) than men (20 per cent), including when it comes to severity. According to the 2017 Aboriginal Peoples Survey, 32 per cent of First Nations people living off reserve, 30 per cent of Métis and 19 per cent of Inuit reported having one or more disabilities. Among Indigenous populations, Indigenous women (36 per cent) have a higher prevalence of disability than men (26 per cent) and the disability rate among Indigenous youth (aged 15-34) is much higher at 23 per cent than 13 per cent in the general population.

Data Sources: Statistics Canada, 2017 Canadian Survey on Disability, 2017 Aboriginal Peoples Survey

Helping Seniors Age Well at Home

This initiative directly benefits low-income seniors, including those with disabilities or with physical or mental health issues. The initiative is also expected to have a slight positive impact on senior women, who account for 55 per cent of Canadians over 65 years old. The initiative will include projects that focus on meeting the specific needs of marginalized seniors, such as Indigenous seniors, racialized seniors, LGBTQ2 seniors or seniors with disabilities.

By improving seniors’ access to practical supports, the initiative will also indirectly benefit seniors’ unpaid caregivers, of which 54 per cent are women and many are seniors themselves, reducing time pressures. Almost one-quarter of seniors aged 65 and older provided care or help to family members or friends with a long-term condition, a physical or mental disability, or problems related to aging.

Data Sources: Statistics Canada

Impacts Report	459

Common Employment Insurance Entrance Requirements

This measure will have direct benefits for workers in part-time and temporary employment, particularly in low-unemployment regions, who are less likely than full-time permanent workers to have enough hours of work to meet the Employment Insurance (EI) entrance requirement. As of 2019, 94.2 per cent of full-time workers were eligible for EI regular benefits, compared to 64.7 per cent of part-time workers. Special benefit eligibility rates for part-time workers are also consistently lower than for full-time workers. Women will benefit more from this measure as they are twice as likely to work part-time compared to men.

Data Sources: Employment and Social Development Canada

Simplifying eligibility rules for multiple job holders

This measure will benefit multiple job holders and part-time workers in particular by only considering a worker’s most recent reason for separation when determining Employment Insurance (EI) eligibility. Women, who are twice as likely as men to work part time, are overrepresented in these work arrangements and are therefore more likely to directly benefit from the measure.

This measure will also contribute to accelerating claims processing and benefit payments for all EI beneficiaries.

Data Sources: Employment and Social Development Canada

460	Annex 5

Ensuring that Severance and other Separation Monies do not Delay Employment Insurance Benefits

There is currently limited data and information to provide a full picture of workers affected by this policy simplification. However, available statistics indicate that women who received Employment Insurance (EI) regular benefits in 2018 were slightly more likely (23.7 per cent) than men (17.4 per cent) to receive severance or vacation pay.

Generally, severance pay is reserved for employees who do not have an end-date in their employment contract and increases with employment tenure. As a result, workers laid off from jobs that are long-tenured and permanent, and therefore likely higher-paying, are expected to benefit most from this measure. However, part-time workers who receive vacation pay on separation would also benefit.

Data Sources: Employment and Social Development Canada

Extending Employment Insurance Sickness Benefits to Better Support Canadians Suffering From Illness or Injury

It is expected that women and older workers would benefit more from an extension of Employment Insurance (EI) sickness benefits. In 2018-19, the majority of sickness claims were made by women (56 per cent). Additionally, women were slightly more likely to exhaust their sickness benefits (36 per cent vs. 33 per cent from men). Take-up of sickness claims, their duration, and exhaustion rates increase with age. Claimants aged 55 years and older register the longest average duration of EI sickness claims (10.2 weeks in 2018-19) and exhaustion rate (39 per cent in 2018-19).

Data Sources: Employment and Social Development Canada

Impacts Report	461

Supporting Indigenous Communities in the Fight against COVID-19

These investments directly benefit Indigenous peoples and are gender-balanced. Indigenous communities are more at risk during pandemics, given challenges in accessing health care, higher incidence of pre-existing health conditions and suitability of housing. Investments are therefore likely to be of particular benefit to more remote communities. Additionally these investments will particularly benefit seniors and individuals with pre-existing medical conditions.

Ensuring Food Security in the North

This measure will benefit northerners and Indigenous peoples living in isolated and semi-isolated communities. Food prices in the North can be significantly higher than those in the south. For example, across 11 key essential items, in 2018, Nunavummiut generally paid around 2.2 times more for the same items than the rest of Canada. In 2017/2018, compared to the national average of 13 per cent, household food insecurity in Yukon and Northwest Territories was 17 per cent and 22 per cent respectively. Food insecurity was highest in Nunavut (whose poverty rate is more than double the national average), with 57 per cent of households living with food insecurity and 78 per cent of Nunavummiut children living in food-insecure households.

Data Source: Nunavut Bureau of Statistics; Library of Parliament

462	Annex 5

Improving the Food Security of Vulnerable Canadians

This measure benefits both Canadians who are most vulnerable to food insecurity pre-COVID and those facing increased food insecurity risk due to COVID-19.

During COVID-19, the number of individuals facing food insecurity increased to 1 in 7, with the impacts disproportionately felt by individuals in Black, Indigenous, and northern communities. Low-income Canadians and those facing job losses due to COVID-19 are at increased risk of food insecurity. Children and lone-parent families headed by women also tend to be overrepresented among food bank users, according to available data.

Data Sources: Statistics Canada, Food Banks Canada

Indigenous Infrastructure

This measure will benefit First Nations, Inuit and Métis communities by improving the state of infrastructure in communities. Women, children and Elders in particular will benefit from increased access to safe and suitable infrastructure, which could help to improve access to clean water, ease crowded housing conditions, and improve health and education facilities. Improved infrastructure will also contribute to the mental, physical, spiritual, and emotional well-being of all members in communities.

Indirect benefits resulting from employment opportunities are expected to disproportionately benefit men in the short term. However, in the longer-term, this investment is also expected to create employment opportunities for women, who are more likely to be employed in positions created with improved health, education and other types of community infrastructure. These investments will support local economies, in rural and remote parts of the country.

Impacts Report	463

Investing in Clean Energy in Northern and Indigenous Communities: Hydroelectricity and Grid Interconnection Projects in the North

This measure will benefit northern and Indigenous communities by advancing work to reduce their reliance on diesel for electricity and heating and reduce energy costs. This will result in lower energy costs. In 2016, households in Northwest Territories and Nunavut were paying more than 30 cents per kilowatt hour, more than double the Canadian average of 12.9 cents per kilowatt hour.

In the longer-term, providing cleaner energy will yield positive health and environmental outcomes for all members of northern and Indigenous communities, particularly for the most vulnerable members, including children and the elderly.

Data Sources: Canada Energy Regulator

Investing in Clean Energy in Northern and Indigenous Communities: Strategic Partnerships Initiative

This measure will benefit Indigenous communities by advancing new economic opportunities and job creation, including in the clean energy sector. Notably, Indigenous populations face higher rates of unemployment (14.2 per cent) than non-Indigenous populations (9.4 per cent).

Women worldwide are approximately 20 to 25 per cent of the workforce in the energy industry in advanced industrialized nations. As such, in the short term, benefits are likely to disproportionally accrue to men through improved employment opportunities associated with this measure.

In the long-term, however, providing cleaner energy will yield positive health and environmental outcomes for all community members.

Data Sources: Statistics Canada; Electricity Human Resources Canada

464	Annex 5

Distinctions-Based Mental Wellness Strategy

This measure will directly benefit Indigenous people that face complex mental health and substance use issues. 12 per cent of First Nations, 13 per cent of Métis and eight per cent of Inuit report being diagnosed with a mood disorder. For First Nations and Métis, this is nearly twice as much as non-Indigenous Canadians (seven per cent). Suicide rates for Indigenous populations are significantly higher than non-Indigenous populations. First Nations are three times higher, Métis are two times higher, and Inuit are nine times higher.

This initiative will directly support communities in the provision of mental health services for Indigenous peoples, including low-income families who might be less likely to afford private care and treatment.

Data Sources: Statistics Canada; First Nations Information Governance Centre Regional Health Survey

On-reserve Income Assistance

This investment will primarily benefit low-income First Nations people on reserve. Impacts are expected to be gender balanced, in line with current program participation. First Nations people with disabilities may also benefit, as they are less likely to be employed and more likely to be reliant on income supports. Case management and pre-employment supports are expected to improve educational, skills, and employment outcomes.

Impacts Report	465

Improving Health Outcomes in Indigenous Communities

Measures are designed to improve health outcomes for First Nations and Inuit who face a lower life expectancy and a higher disease burden than non-Indigenous people in Canada, including higher rates of chronic and infectious diseases. These measures will improve access to health care services and will directly benefit individuals in remote and isolated communities, especially individuals living on reserve. Investments will also support the transformation of the health system, and ensure that Indigenous perspectives and knowledge inform the development and delivery of health supports for Indigenous people. Women, who make up the majority of nurses in First Nations communities, will also indirectly benefit from these investments.

Data Sources: Indigenous Services Canada, Statistics Canada, First Nations Information Governance Centre

Supporting Indigenous Children and Families

Indigenous children are significantly overrepresented in the child welfare system. In 2016, Indigenous children represented 7.7 per cent of all children ages 1-14, but they represented 52.2 per cent of children in foster care.

These measures are gender balanced and will benefit Indigenous children from low income families and single parent households, who are more likely than other children to enter the child welfare system. These investments will support the implementation of the Act respecting First Nations, Inuit and Métis children, youth and families and will also support First Nations to adopt preventative measures, under the First Nations Child and Family Services Program.

Data Sources: Indigenous Services Canada, Statistics Canada

466	Annex 5

Renewing the Territorial Health Investment Fund

This measure benefits all residents of the territories by supporting territorial efforts to innovate and transform their health system to improve access to health services for northerners. The measure will positively affect Indigenous peoples, as they are the demographic majority in Nunavut (86 per cent) and the Northwest Territories (51 per cent), and form a significant part of the population in Yukon (23 per cent).

Data Sources: Statistics Canada

Addressing the Opioid Crisis and Problematic Substance Use

Measures will primarily benefit people living with or, at risk of, problematic substance use. A reduction of the societal harms and costs associated with problematic substance use would benefit all Canadians.

Compared to other age groups, youth have the highest rate of substance use and are more likely to experience substance-related harms. This is especially true of LGBTQ2 youth, who face stigma and marginalization; and First Nations, Métis and Inuit youth, who often face major social and economic challenges in addition to historical and intergenerational trauma.

Data Sources: Statistics Canada

Impacts Report	467

Strategic Research on Pediatric Cancer

The proposed activities are expected to provide evidence to improve health services and treatments available for Canadian children and youth with cancer as well as their families and caregivers. It is anticipated that the benefits of the proposed funding would be broadly gender balanced, as about 55 per cent of pediatric cancer patients are male.

Beneficiaries of this measure would also include independent researchers who will receive research grants. Recent analysis of Canadian Institute of Health Research programs found that slightly more than 50 per cent of funded applicants identified as women.

Data Sources: Internal program data, Statistics Canada, Cancer in Young People in Canada (CYP-C) Program

Supporting Canada’s Active Recovery

Funding will benefit all Canadians by providing more opportunities to participate in community-level sport programming. In addition, funding will be used to reach populations that have the lowest rates of participation in organized sport, including women and girls, LGBTQ2, low-income Canadians, Indigenous peoples, and racialized people. Additionally, participation rates tend to decline as people age, so adults and older Canadians may indirectly benefit. Women and girls in particular quit sport earlier and more often, are subject to abuse and discrimination in sport, and have fewer opportunities to participate. For example, one in three girls will drop out of sport during adolescence, whereas only one in ten boys will drop out of sport during the same phase of life. Low-income Canadians will also benefit from this proposal, as household income heavily influences participation rates.

Data Sources: Canadian Women & Sport

468	Annex 5

Supporting Racialized Newcomer Women

Investments will directly benefit racialized newcomer women. These women tend to have limited knowledge of English or French, have higher unemployment rates than Canadian-born women, and work in essential front-line occupations, such as health care and food and accommodation services. In addition, recent newcomer women are more likely to be employed in precarious work. They are overrepresented in involuntary part-time work and temporary work compared to established immigrant women and Canadian-born women. Finally, newcomer women have been disproportionately impacted by the pandemic. About 20 per cent of recent immigrant women employed in March 2020 lost their job by April, compared to only 13 per cent among Canadian-born women.

Data Sources: Statistics Canada; Internal Administrative Data

Increasing Old Age Security for Canadians 75 and Over

In 2020, 57 per cent of Old Age Security (OAS) beneficiaries age 75 and over were women, compared to 52 per cent among those age 65 to 74.

According to the Canadian Disability Survey, in 2017, 47 per cent of seniors age 75 and over had a disability, compared to 32 per cent of those aged 65 to 74.

The overall income distributional impact is somewhat progressive. In 2020, 39 per cent of seniors aged 75 and over received the Guaranteed Income Supplement (GIS), compared to 29 per cent of those aged 65 to 74.

Data Sources: Old Age Security administrative data, Statistics Canada

Impacts Report	469

Providing Additional Weeks of Recovery Benefits

This measure directly benefits workers who have been affected by the pandemic. It particularly benefits lower-income workers and youth, as both groups were hardest hit by job losses and employment has been slow to recover for these groups.

This measure is also expected to benefit women, who are overrepresented in lower-paying jobs, more vulnerable to work stoppages, more likely to work in part time or temporary jobs and more likely to receive parental benefits.

Data Sources: Canada Revenue Agency

470	Annex 5

Gender Equality around the World

The following Budget 2021 measures are expected to advance the Gender Equality around the World Pillar under the Gender Results Framework.

Response to Venezuelan Migrant and Refugee Crisis

According to estimates from the United Nations, women represent about 40 per cent of the Venezuelan migrant and refugee population. Vulnerable migrant and refugee populations, such as women and children, face gender-based violence, forced prostitution, and difficulty in accessing sexual and reproductive health services. This is why Canada’s response to the Venezuelan crisis will identify specific actions to reduce barriers and will contribute, through its programming in the different sectors, to the production of sex-disaggregated data. The data will contribute to identifying the gaps related to the impact of this crisis on girls, boys, women, and men. Finally, as a majority of Venezuelan migrants and refugees have seen their source of income disrupted, intervention in economic integration and access to services will mostly benefit low-income individuals in the region.

Data Sources: Internal administrative data, international organizations including the United Nations and the World Bank, and other external data sources.

Impacts Report 471

Responding to the Rohingya Crisis

Canada’s strategy to respond to the Rohingya crisis will target poor and vulnerable populations, including Rohingya communities in refugee camps and host communities in Cox’s Bazar district. It is expected that this crisis will have disproportionate effects on women and girls given elevated risks of sexual and gender-based violence. This programming will have a specific focus on strengthening comprehensive sexual and reproductive health and rights and will be delivered under Canada’s Feminist International Assistance Policy, which places gender equality and the empowerment of women and girls at the centre of its efforts.

Data Sources: Internal administrative data, international organizations, other external data sources.

Extending Canada’s Middle East Strategy

Canadian efforts are expected to alleviate some of the adverse impacts of conflicts and displacements in the Middle East, which have severely affected the population, particularly women and girls.

The strategy will seek to address barriers to gender equality by integrating the needs and rights of women and girls through the promotion of increased participation in governance and conflict resolution. The strategy will continue to build on the achievements to date. Previous funding has helped improve the quality of education for over 1.9 million children, including Syrian refugees in Jordan and Lebanon.

The military capacity-building efforts will also support the meaningful participation of women in peace and security efforts, by promoting the recruitment and integration of women in local security forces, and funding the construction of separate accommodations for women.

Data Sources: United Nations

472   Annex 5

Increasing International Humanitarian Assistance

By providing additional international humanitarian assistance resources, this measure will directly benefit vulnerable people affected by humanitarian crises in low-income countries. These groups will benefit from this program which is aiming at reducing suffering, increasing and maintaining human dignity, and saving lives. This program is also guided by Canada’s Feminist International Assistance Policy, which supports well-designed programming that responds to the specific needs of women and girls. This approach will help ensure effective targeting and efficiency of programming in order for humanitarian assistance to reach those who need it the most.

Data Sources: International Organizations, Other external data sources.

Canadian Ombudsperson for Responsible Enterprise

Women, children and youth, and Indigenous peoples in foreign countries will benefit most from the opportunity to raise human rights abuse complaints related to the operations of Canadian mining, oil and gas, and garment companies operating abroad with the Canadian Ombudsperson for Responsible Enterprise (CORE) and seek redress. These groups are at relatively greater risk of human rights violations, including human trafficking, child labour, forced labour, and other abuses with negative implications for health and safety. The CORE’s work will take into account the gender and cultural needs of potential victims in all phases of the review process, with the aim of improving working conditions in the covered sectors.

Data Sources: UN Working Group on Business and Human Rights; UN High Commissioner for Human Rights; World Bank; Human Rights Watch; International Work Group for Indigenous Affairs; UNICEF

Impacts Report   473

Supporting the African Development Bank

The African Development Bank’s overarching objective is to foster sustainable economic growth, support social progress, and contribute to poverty reduction in its African member countries. The Bank’s gender priorities focus on 1) empowering women through access to finance and markets; 2) accelerating employability and job creation through skills enhancement; and, 3) increasing women’s access to social services through gender-responsive quality infrastructure. Accelerating Canada’s share payments will help the Bank support the continent’s post-COVID inclusive recovery.

Data Sources: African Development Bank

International COVID-19 Response

By committing to delivering COVID-19-related international assistance under Canada’s Feminist International Assistance Policy, Canada is supporting efforts that have the highest potential to reach groups that face vulnerability and marginalization. To date, among its international assistance efforts, Canada has been a key contributor to the Access to COVID-19 Tools Accelerator (ACT-A), which facilitates the procurement and delivery of vaccines, diagnostics and therapeutics to developing countries. This benefits women and other vulnerable groups, as ACT-A’s goal of 20 per cent global vaccination coverage by the end of 2021 prioritizes health care workers (comprising 70 per cent women, worldwide) and vulnerable groups such as those with pre-existing conditions. Canada’s additional contributions to respond to international COVID-19 needs will further strengthen these efforts.

Data Sources: World Health Organization, United Nations

474   Annex 5

Supporting Developing Economies through the International Finance Corporation

The International Finance Corporation (IFC) made a number of specific commitments related to gender, as part of the capital increases agreement. Specifically, the IFC has committed to quadruple the amount of its annual financing dedicated to women and women-led small and medium enterprises to reach US$1.4 billion by 2030, and increase the amount of annual commitments to financial intermediaries specifically targeting women to $2.6 billion by 2030 from the US$1 billion expected in FY2018. The IFC has a strong track record of providing economic benefits for women in developing countries. Fully purchasing the shares allocated to Canada will enable the IFC to expand these benefits.

Data Sources: World Bank Group, International Finance Corporation

Impacts Report   475

Chapter 1: Keeping Canadians Healthy and Safe

This section includes gender and diversity impact analyses for remaining Budget 2021 measures in Chapter 1.

Strengthening Canada’s Bio-manufacturing and Life Sciences Sector

Improving Canada’s capacity to develop and produce new vaccines and treatments will ultimately benefit all Canadians. In the case of improved pandemic preparedness, vulnerable populations, including those with pre-existing health conditions and older Canadians, likely stand to benefit the most, based on the impacts of COVID-19.

Beneficiaries of this measure will also include researchers who receive grants to undertake research or to improve their bio-innovation infrastructure, as well as workers and owners of businesses that receive support to grow their companies. Recent analysis of Canadian Institutes of Health Research programs found that slightly more than 50 per cent of funded applicants identified as women. However, women only comprise 36 per cent of the Canadian bio-economy workforce. This underrepresentation is most significant in small-sized firms. Support to the Vaccine and Infectious Disease Organization in Saskatoon has additional benefits for that region, including students who study at the University of Saskatchewan.

Data Sources: Internal program data, Statistics Canada, BioTalent Canada

476   Annex 5

Action to Address Antimicrobial Resistance

This initiative will directly benefit all Canadians, as actions to combat antimicrobial resistance will contribute to improved health outcomes for the general population. However, children under the age of 18 and people over the age of 60 may benefit more than other demographic groups, as these groups are among the highest users of antimicrobials in Canada and are more susceptible to infections caused by resistant bacteria.

Data Sources: Council of Canadian Academies; World Health Organization

Supporting Safe Air Travel

These measures benefit all Canadians by reducing the risk of transmission of COVID-19 and facilitating the safe restart of air travel. Air travellers and workers in the air transport sector benefit more than other Canadians.

While people with higher incomes have a greater propensity for air travel, the air transport sector employs Canadians from a wide range of income groups. However, the majority of air transport workers are men.

Data Source: Statistics Canada

Impacts Report   477

Continuing to Protect Air Travellers

This measure will benefit air travellers, as well as workers at airports and on airplanes. Based on Statistics Canada’s Survey of Household Spending (2019), personal travellers represent 70 per cent of all air travellers. The propensity to fly for personal travel is highly correlated to income, and is roughly comparable by gender. Measures to prevent the spread of COVID-19 through air travel, such as temperature checks, will benefit all Canadians.

Maintaining the operations of the Canadian Air Transport Security Authority will indirectly benefit those employed as screeners at Canadian airports. This workforce is gender balanced.

Data Sources: Statistics Canada

Supporting Temporary Foreign Workers while they Quarantine

The program directly benefits men since they make up the majority of agricultural producers, fish harvesters and food processors who employ temporary foreign workers. For example, in 2016, 71 per cent of farm operators in Canada were men. The men are often older, and earn on average more than the median income in their province or territories.

The program will also indirectly benefit temporary foreign workers by enabling employers to provide adequate isolation supports for these workers upon their arrival in Canada.

Overall, the majority of temporary foreign workers in Canada are male, representing 82 per cent of temporary foreign workers across all skill levels in 2019.

Data Sources: Statistics Canada

478   Annex 5

Maintaining Federal COVID-19 Digital Tools to Inform Canadians

This measure will benefit all Canadians by maintaining digital tools they can use to stay informed about COVID-19. The Canada COVID-19 App is currently used approximately 13,000 times per day, while the COVID-19 Self-Assessment Tool is used approximately 11,000 times per day.

Impacts Report   479

Chapter 2: Seeing Canadians and Businesses Through to Recovery

This section includes gender and diversity impact analyses for remaining Budget 2021 measures in Chapter 2.

Extending the Canada Emergency Wage Subsidy

The wage subsidy directly benefits employers, including businesses and their shareholders, non-profit organizations, and registered charities. By industry, current applicant data show that the largest number of employers receiving support are in accommodation and food services, followed by construction. Additionally, Indigenous government-owned businesses are expected to benefit from the wage subsidy. The wage subsidy also indirectly benefits employees. Current applicant data show that the largest numbers of employees covered were in manufacturing (15 per cent of total), followed by accommodation and food services (15 per cent). Given the gender breakdown of these industries (71 per cent of employees are men in manufacturing, compared to 45 per cent in accommodation and food services), men may be slightly more likely to be covered by the subsidy than women.

Data Sources: Canada Revenue Agency, Statistics Canada

480   Annex 5

Extending the Canada Emergency Rent Subsidy

The rent subsidy directly benefits organizations and their shareholders, including businesses, non-profit organizations, and registered charities. By industry, current applicant data show that the largest number of properties receiving support to date are in accommodation and food services (22 per cent of total), followed by other services except public administration (14 per cent). Additionally, Indigenous government-owned businesses are expected to benefit from the rent subsidy. The rent subsidy also indirectly benefits employees. Based on current applicant data, women may be more likely to work for organizations receiving the rent subsidy.

Data Sources: Canada Revenue Agency, Statistics Canada

Bridging Businesses to the Recovery

Regional Relief and Recovery Fund uptake has been high among underrepresented groups with 32.2 per cent of recipient businesses women-owned, 3.1 per cent Indigenous-owned, and 59.8 per cent in rural areas.

Approximately 85 per cent of Indigenous Business Initiative lending has supported companies in Western Canada. Through this measure, 29 per cent of businesses supported have been women-owned.

Extending application deadlines for these programs will continue to extend financing to firms owned by underrepresented groups.

Impacts Report   481

Extending temporary work-sharing program enhancements

The temporary work-sharing program enhancements would remain available to employers in all sectors and industries. Historically, employers in the manufacturing sector and other good-producing industries have represented the majority of work-sharing agreements. However, there has been an increase in take-up across non-traditional industries over the last year (e.g., professional, scientific and technical services sector). Men have traditionally been more likely to benefit from work sharing. In 2018-19, men accounted for 71 per cent of new work-sharing claims and 74 per cent of total benefits paid.

Data Sources: Employment and Social Development Canada

Extending Temporary Support for Seasonal Workers Who Continue to be affected by the crisis

In 2018-19, men accounted for close to two-thirds of seasonal Employment Insurance (EI) regular claims, including in the 13 regions targeted by the measure. As a result, moderately more men will benefit from the temporary extension of the additional EI support for seasonal workers.

Similarly, men accounted for 80 per cent of EI fishing claims in 2018-19. They are thus more likely to benefit from the extension of the temporary eligibility changes to EI fishing benefits. Historically, Atlantic Canada accounts for the largest share of EI fishing claims (82 per cent), with coastal regions in Quebec and British Columbia also accounting for a significant number of claims given their geographic locations.

Data Sources: Employment and Social Development Canada

482   Annex 5

Support to the Government of Quebec to Align the Quebec Parental Insurance Plan with Temporary EI Changes

It is anticipated that the temporary changes to the Quebec Parental Insurance Plan (QPIP)–supported by the financial compensation from the Government of Canada–will benefit approximately 45 per cent of all QPIP claimants between September 2020 and September 2021. Low-income mothers aged 25 to 34 years old–which account for the majority of QPIP beneficiaries–are expected to benefit the most.

Impacts Report   483

Chapter 3: New Opportunities for Canadians

This section includes gender and diversity impact analyses for remaining Budget 2021 measures in Chapter 3.

Better Labour Protection for Gig Workers

The Labour Force Survey (2019) shows that men (71 per cent) and individuals over the age of 45 (73 per cent) are overrepresented amongst workers in federally regulated private sectors who, similar to gig workers, work as unincorporated self-employed workers without employees. Of this group, 65 per cent were not born in Canada.

Final amendments to the Canada Labour Code will take into account the findings of consultations, and will be informed by further GBA+ analysis.

Data Sources: Employment and Social Development Canada, Statistics Canada

Enhancing Protections for Contract Workers in the Air Transportation Sector

This legislative amendment directly benefits air transportation workers in the federally regulated private sector. The majority of those who will benefit are men (61 per cent). This aligns with the overall demographics of the federally regulated private sector, where women account for 38 per cent of all workers, compared to 62 per cent for men.

In general, those who will benefit are likely to be male, low- and middle-income earners, many of whom were not born in Canada.

484   Annex 5

Simplifying Wage Earner Protection Program Payments

Simplifying payments through the Wage Earner Protection Program (WEPP) will directly benefit Canadian workers who have lost their job and are owed wages by an employer who has filed for bankruptcy or is subject to receivership.

Since its creation in 2008, the WEPP has paid more than $411 million in eligible wages to more than 146,000 Canadians. Any worker employed in Canada can qualify for a WEPP payment. Benefits of this measure are expected to be broadly gender balanced and not disproportionate to any particular group.

Taking Action to Address Predatory Lending

This consultation has the potential to benefit all Canadians and enhance consumer protection, particularly for lower and modest income Canadians, who may rely on high-interest short-term credit to meet everyday living expenses, or unanticipated emergencies. In 2019, the Financial Consumer Agency of Canada found that two per cent of Canadians used payday loans in the previous 12 months. That percentage increases for certain vulnerable sub-groups, for example, four per cent of low-income households, eight per cent of Indigenous peoples, and eight per cent of single-parent households used payday lenders.

Data Source: Financial Consumer Agency of Canada

Impacts Report   485

Chapter 4: Helping Canadian Businesses Grow and Succeed

This section includes gender and diversity impacts analyses for remaining Budget 2021 measures in Chapter 4.

Helping Hard-hit Businesses Hire More Workers

The proposed new Canada Recovery Hiring Program is expected to benefit employers, including businesses and their shareholders, non-profit organizations, and registered charities. Additionally, Indigenous government-owned businesses are expected to benefit.

The hiring incentive is also expected to benefit employees by increasing the number of new jobs available. As employment recovers, more women than men may rejoin the labour force, as well as younger and lower-income individuals. As such, it is possible that the measure could provide more benefits to women than men, as well as younger and lower-income individuals, although it is still expected to remain broadly gender-balanced (i.e., women may comprise 50 to 60 per cent of beneficiaries).

The measure may benefit proportionally more individuals in provinces where unemployment is above the national average. In February 2021, these were Newfoundland and Labrador, Alberta, Prince Edward Island, Ontario and New Brunswick.

Data Sources: Internal Administrative Data, Statistics Canada

486	Annex 5

Helping Small and Medium-sized Businesses Move into the Digital Age

This measure targets owners of small and medium-sized enterprises (SMEs). This new program will directly benefit young people through up to 28,000 job placements. Benefits for small and medium-sized enterprises are expected to lean more towards men who are 63.5 per cent of majority-owners of SMEs.

Broad benefits are expected for Canadians, both as employees and clients of small and medium-sized enterprises, and from economic growth that could result from more efficient and competitive small and medium-sized enterprises. There is expected to be positive benefits from increased digital adoption, including among rural and remote SMEs.

Data Sources: Statistics Canada

Helping Businesses Seize New Technological Opportunities

This measure is likely to benefit owners of small and medium-sized enterprises (SMEs) as well as students and researchers in scientific disciplines at colleges, CEGEPs, and polytechnics. Higher-educated white men tend to be overrepresented within these groups.

In 2017, 63.5 per cent of SMEs were majority owned by men, and men accounted for 53 per cent of college enrolments in science, technology, engineering, mathematics and computer sciences programs and about 50 per cent of college faculty. Visible minorities and Indigenous people also remain underrepresented among entrepreneurs and college faculty. Many of Canada’s network of colleges, CEGEPs and polytechnics are located in smaller urban and rural areas and those surrounding communities also stand to benefit.

Data Sources: Internal program data, Statistics Canada

Impacts Report	487

Supporting Business Investments

This measure is aimed at benefiting all Canadians by enabling an increase in economic activity and contributing to productivity growth. The immediate expensing for investment in eligible property will benefit Canadian-Controlled Private Corporations (CCPCs). Based on tax data on past CCPC investments, this measure may particularly benefit businesses in the following sectors: the finance and insurance sector; the professional, scientific and technical services sector; and the agriculture, forestry, fishing and hunting sector. It is expected that the benefits would accrue to shareholders and owners of businesses benefiting from the measure, which are more likely to be high-income individuals and men. Indirectly, benefits could also be passed on to employees, as well as their customers. Employees in the sectors expected to benefit most are relatively gender balanced, with the exception of the agriculture, forestry, fishing and hunting sector (29 per cent women).

Data Sources: Internal Administrative Data, Statistics Canada

Preparing Canada’s Aerospace Sector for Recovery

Programming targets small and medium-sized firms in the aerospace sector. Women are underrepresented in Canada’s aerospace sector, comprising 21 per cent of the manufacturing workforce and 24 per cent of the maintenance, repair and overhaul workforce. Higher paying engineering and assembly jobs are largely held by men (90 per cent). As aerospace wages are considerably higher than the economy-wide average, increasing women’s employment in the sector could contribute to higher income jobs for women.

Data Sources: Statistics Canada

488	Annex 5

Leveraging Procurement Opportunities

Diversity in procurement initiatives will seek to increase the number of underrepresented groups, such as women, racialized people and persons with disabilities, participating in federal procurement. This will include further opportunities aimed at increasing the participation of Black entrepreneurs in federal public procurement.

Indigenous businesses are expected to benefit from increased opportunities to access the federal government market, and in particular from a new target to have at least five per cent of federal contracts awarded to businesses managed and led by Indigenous peoples.

Expanding the Industrial Research Assistance Program

This program will most directly benefit owners of technology-intensive small and medium-sized enterprises, a majority of whom are well paid and highly educated.

Many of the jobs in these firms are related to science, technology, engineering and mathematics, and women only represented 23 per cent of that workforce in 2016. Clean tech and health innovation firms are eligible for Industrial Research Assistance Program support, which can increase the likelihood of these products or services reaching market, with indirect positive environmental and health care impacts for all Canadians.

Indirect benefits will accrue to all Canadians through stronger job creation and overall economic growth over time.

Data Sources: Statistics Canada

Impacts Report	489

Investing in Canadian Innovators through a Renewed Venture Capital Catalyst Initiative

The primary target groups for this initiative are entrepreneurs, businesses, and investors, with an additional focus on those in the life science technologies sector. Men are expected to benefit more than women as they are overrepresented as venture capital fund managers and entrepreneurs receiving investments from these fund managers, including amongst the more gender balanced life science technologies sector. Indirect benefits are expected to accrue more broadly to workers employed by entrepreneurs receiving investments.

This initiative may also tend to benefit those with middle to higher incomes, including investors as well as employees of high-growth potential companies that receive investment. Investments through the new Inclusive Growth stream are expected to have positive impacts on enhancing diversity and gender balance in the Canadian venture capital industry.

Boosting Canada’s Clean Technology Exports

This program will primarily benefit Canadian firms looking to export in the clean technology sector. These companies are predominately led by owners that are male, non-Indigenous, younger in age and located in urban areas. However, the resulting environmental gains from the success of these technologies will benefit all Canadians, including future generations, in terms of combatting climate change and supporting other outcomes such as cleaner air and water.

Ontario, Quebec and British Columbia are expected to benefit more from the program, due to the relative sizes of their clean technology sectors.

Data Sources: Global Affairs Canada, Statistics Canada, Natural Resources Canada, Canadian Electricity Association, Treasury Board.

490	Annex 5

Removing Barriers to Internal Trade

The removal of internal trade barriers has the potential to increase productivity and reduce costs of goods and services, benefiting Canadians broadly. Lowerincome Canadians will benefit disproportionately as a result of reduced costs of living as this group spends more as a percentage of their income on consumption of goods. With lower internal trade barriers, Canadian business owners could also benefit from increased sales and productivity. Only 15.7 per cent of small and medium-sized businesses in the broader economy are wholly owned by women. Evidence suggests that smaller regional economies tend to be more reliant on imports and have more to gain from trade liberalization. This could help improve the quality of life for Canadians living and working in these regions. Data Sources: Statistics Canada, the Privy Council Office research data.

The removal of internal trade barriers has the potential to increase productivity and reduce costs of goods and services,

Data Sources: Statistics Canada, the Privy Council Office research data.

Lowering the Cost of Doing Business by Reducing Credit Card Transaction Fees

Reducing credit card transaction fees will benefit all Canadian businesses that accept credit card payments, although reductions will be designed to provide greater assistance to small- and medium-sized businesses. The majority of businesses in Canada are owned by men.

Impacts Report	491

A Fair and Competitive Marketplace

More robust competition law enforcement would directly benefit all Canadians by helping the economy work more efficiently and providing consumers with competitive prices, product choices and information to make informed decisions. Competition law enforcement can also have particular impacts for diverse groups of Canadians who are disproportionately harmed by fraud or unfair market practices. Enhanced enforcement capacity would help ensure more competitive markets and fairer pricing, which could disproportionately benefit lower income individuals. Overall, this measure would indirectly benefit women, persons with disabilities, seniors and lower-educated individuals.

Data Sources: World Bank, OECD

Maintaining Momentum on Regulatory Modernization

While regulatory modernization initiatives are designed to benefit all Canadians through a stronger and more competitive economy, small businesses tend to benefit the most. The government’s experience engaging with businesses has revealed that men are more likely to participate in regulatory consultations.

492	Annex 5

Renewing our National Trade Corridors

This program directly benefits all Canadians by improving Canada’s overall trade competitiveness. Additional funding for the program will also provide short-term economic stimulus.

The program is expected to benefit workers in certain sectors, including the transportation and construction sectors, in which men make up the majority of the workforce (76 per cent and 87 per cent, respectively).

Data Sources: Statistics Canada, Infrastructure Canada

Modernizing Travel and Trade at Our Borders

Overall, these measures will benefit travellers, as well as those involved in the supply chain including importers, couriers, shippers, and other service providers. Additionally, the Canada Border Services Agency (CBSA) proposes to utilize new technologies, such as facial recognition and fingerprint verification, and will develop strategies to ensure the equitable application of these technologies across differences in gender, age, mobility, and race, to promote the security of all travellers.

Data Sources: Canadian Border Services Agency, Conference Board of Canada

Strengthening Canada’s Trade Remedy System

Strengthening of the trade remedy system is expected to benefit all Canadians by promoting economic growth and serving all sectors of the economy. A public consultation will be conducted before implementing resulting measures and any unanticipated impacts on particular groups of Canadians raised in the consultations will be taken into consideration in design and implementation.

Impacts Report	493

Administration of Trade Controls

This program will primarily benefit the dairy, poultry, egg, steel, aluminum, aerospace and other arms technology sectors, which are generally male-dominated and some of which are concentrated in rural communities. Aspects of the program related to cross-border movement of arms will also benefit vulnerable populations in Canada and overseas through enhanced safety and security.

Data Sources: Statistics Canada, U.S.

Department of Labour, ISED Canadian Industry Statistics

Better Supports for Exporters

All Canadians will benefit indirectly from the economic benefits conferred by broad-based improvement in export performance. The proposed increased focus on small and medium-sized enterprises (SMEs) will predominantly support men and Caucasian people as 63.5 per cent of Canadian SMEs are owned by men and only 12.2 per cent are owned by visible minorities.

Data Sources: Global Affairs Canada, Export Development Canada, Statistics Canada

494	Annex 5

Supporting Innovation and Industrial Transformation

Funding through the Strategic Innovation Fund (SIF) is open to all sectors of the economy and all regions of Canada. Investments in SIF are ultimately intended to promote innovation and productivity growth, strengthening the Canadian economy, and benefitting all Canadians.

More generally, SIF projects may result in a higher proportion of direct benefits accruing to workers in highly innovative sectors or in STEM (Science, Technology , Engineering and Mathematics) fields. While the SIF is sector agnostic, this could include sectors like bio-manufacturing and life sciences, or aerospace and automotive manufacturing. This could result in slightly greater benefits for men and higher income individuals given the demographics of these sectors. Depending on the projects ultimately selected it is possible that certain regions in Canada could see greater benefits from SIF projects than others.

Data Sources: Internal program data, Statistics Canada

Renewing the Pan-Canadian Artificial Intelligence Strategy

This measure is primarily expected to benefit individuals working in the information and communications technology (ICT) sector and STEM (science, technology, engineering and mathematics and computer sciences) fields. The demographics of this group tend to be highly-educated, higher income men from urban regions. 55 per cent of people employed in the ICT sector hold advanced degrees and the annual average salary in the sector was 53.7 per cent higher than the Canadian average in 2019. Within the artificial intelligence commercial sector, only 26.5 per cent of individuals employed in ICT are women. Individuals located in artificial intelligence hubs in Alberta, British Columbia, Ontario and Quebec may benefit more from some measures in the strategy.

Data Sources: Statistics Canada, The Information and Communications Technology Council

Impacts Report	495

Launching a National Quantum Strategy

A national quantum strategy will directly benefit individuals working in higher education and research, information and communications technology (ICT), and science, technology, engineering and mathematics (STEM) focused sectors who are predominantly highly-educated, higher income men from urban regions. Relative to their share of the labour force, visible minorities are also more likely to work in STEM fields.

For example, 55 per cent of people employed in the ICT sector hold advanced degrees and the annual average salary in the sector was 53.7 per cent higher than the Canadian average in 2019. Benefiting individuals will likely be primarily located in the four main quantum hubs in Alberta, British Columbia, Ontario and Quebec. Quantum science holds immense promise in areas such as improving drug development and battery technology, which could have a transformative benefit for all Canadians.

Data Sources: Statistics Canada

Revitalizing the Canadian Photonics Fabrication Centre

This initiative will benefit the photonics sector and quantum photonics subsector, specifically photonics researchers and owners of firms, a majority of whom are highly educated and men. Men comprise 62 per cent of science, technology, engineering and mathematics researchers. The average salary of workers in the information and communications technology sector is also 53 per cent higher than the Canadian average.

Data Sources: Statistics Canada, Innovation, Science and Economic Development Canada

496	Annex 5

Launching a Pan-Canadian Genomics Strategy

Over the shorter term, this program is likely to benefit higher-educated and higher-paid individuals working in postsecondary education and science, technology, engineering and mathematics (STEM) across high-value sectors of the Canadian economy. Women make up only 34 per cent of STEM bachelor degree holders and men account for 53 per cent of university enrolments in STEM programs, which carries through to genomics research, where a majority of project leads are also men.

Over the longer term, participation is expected to become more balanced as the strategy unfolds and more women and underrepresented groups enter the genomics talent pipeline. All Canadians will benefit from the transformative changes that genomics promises, which should create new economic opportunities and jobs across many industrial sectors, improve quality of life and health solutions, and support efforts to reduce carbon emissions.

Data Sources: Statistics Canada, Genome Canada

Conducting Clinical Trials

Advancing the development of new drugs, therapies and health interventions through clinical trials would ultimately benefit all Canadians. Historically, there has been an issue of bias in clinical research, marked by the underrepresentation of certain demographic groups, such as women, children, seniors, Black and other racialized persons and low-income populations in research experiments and clinical trials. By focusing on ensuring sex, gender and other diversity factors are considered in research design and implementation, this proposal would contribute towards addressing health inequities experienced by minority groups unrepresented in clinical trials. Beneficiaries of this measure will also include independent researchers who will receive research grants. The Canadian Institute of Health Research programs found that slightly more than 50 per cent of funded applicants identified as women.

Data Sources: Internal program data, Statistics Canada

Impacts Report	497

Supporting the Innovation Superclusters Initiative

This measure is expected to benefit both men and women. However, the impacts are expected to vary depending on the final projects that are supported given the unique demographic characteristics of the sectors in which the Superclusters operate.

As the program supports innovative and often technology intensive projects, it is expected that many of the direct beneficiaries will be highly-educated individuals with middle-tohigh incomes. In 2016 the median employment income of individuals with postsecondary certificates, diplomas or degrees was $11,014 higher than that of workers without one. However, it is hoped that the higher levels of economic growth and other benefits ultimately realized through these investments will benefit all Canadians. For example, several supercluster clean tech projects are currently underway with the potential to lead to environmental benefits for all Canadians.

Data Sources: Internal program data, Statistics Canada

Promoting Canadian Intellectual Property

This program directly benefits innovative small and medium sized enterprises (SMEs) with the potential to own intellectual property. These businesses tend to operate in sectors with strong representation from the science, technology, engineering and math (STEM) fields. Higher-educated men tend to be overrepresented within these groups and could see greater benefits from the proposed support. Women make up only 34 per cent of STEM bachelor degree holders. While the number of women inventors named on patent applications originating in Canada is growing, men still account for the vast majority.

Data Sources: Canadian Intellectual Property Office, Statistics Canada

498	Annex 5

Capitalizing on Space-based Earth Observation

The capacity to use information about Earth collected from space is generally expected to benefit Canadians from all regions and demographics, given the positive impacts for public safety, public health, agriculture, climate change adaption, disaster risk reduction, and responsible resource development. Some activities will benefit particular groups of Canadians. For example, services can provide monitoring of sea ice and weather.

Indirect employment benefits to the space sector can be expected to disproportionately benefit men, who comprised 74 per cent of new hires by Canadian space firms in 2019.

The construction and repair of the receiver stations will indirectly benefit the construction trades and engineering, which tend to have workforces that are predominantly men.

Data Sources: Canadian Space Agency, Statistics Canada

Science and Technology Collaboration with Israeli Firms

This program will primarily benefit Canadian small and medium enterprises (SME) in innovative industry sectors. Broadly speaking, the ownership of SMEs in these sectors tends to be less diverse than that of SMEs overall, with their owners less likely to be from under-represented demographics, such as women, Indigenous persons or visible minorities. These SME owners are likely to have higher levels of education. The potential new technologies resulting from this program are expected to benefit all Canadians, by providing innovative solutions to environmental, social and public health challenges.

Data Sources: Global Affairs Canada, Statistics Canada, and the Organization for Economic Co-operation and Development.

Impacts Report	499

Accelerating Broadband For Everyone

High-speed internet will provide benefits to Canadians living in rural and remote communities, where costs of services are often higher. Only 41 per cent of households in rural areas have access to internet speeds of 50/10 megabits per second compared to nearly 100 per cent of households in large urban areas. Faster broadband projects support diversity by enabling people to fully participate in online spaces, for people of different background to share resources, and build connections. High-speed internet can create new economic opportunities that benefit rural households and improve accesses to services, such as remote health and distance learning. Average weekly earnings of residents in large urban areas is estimated to be 15-25 per cent higher than average weekly earnings of residents in rural areas.

Similarly, Indigenous communities located in remote areas can expect to benefit from faster speeds and improved access to online services related to health and public safety.

Data Sources: Canadian Radio-television and Telecommunications Commission, Statistics Canada

500	Annex 5

Establishing a new Data Commissioner

A well-functioning online marketplace and thriving data-driven technology sector benefit all Canadians by ensuring a proper balance with privacy protections and other social considerations.

There can be biases in the data used by artificial intelligence systems that inform real life decisions that affect people’s lives, particularly historically disadvantaged demographic groups. For example, an algorithm used by U.S. hospitals to predict which patients would likely need extra care heavily favoured white patients over Black patients, despite race not being a variable. Healthcare cost history was, however, used in assessing a person’s healthcare needs, but it happened to correlate with race.

Collecting bias-free data will help prevent historical harms from being propagated in automated decisions. Efforts by the Data Commissioner to promote positive uses and outcomes associated with data, while identifying and mitigating harmful and negative consequences, are expected to particularly benefit historically disadvantaged groups.

Data Sources: American Association for the Advancement of Science

Enhancing Business Condition Data

This measure will benefit all Canadians through increased real-time data regarding business conditions of Canadian enterprises. This measure will also benefit researchers who will have better access to relevant data. Canadian businesses will indirectly benefit through better policies and programs informed by improved data.

Data Sources: Statistics Canada

Impacts Report 501

Continuing Motor Vehicle Safety Oversight

This measure benefits all Canadians by reducing motor vehicle collisions through monitoring and enforcing compliance with the Motor Vehicle Safety Act and its regulations, and developing new regulations to modernize safety oversight.

This measure will indirectly benefit certain sectors, such as the automotive sector and science, technology, engineering and math (STEM) fields, by supporting the introduction of new vehicle technologies. Men make up the majority of the workforce in these sectors.

Data source: Statistics Canada

Revitalizing the Canadian Commercial Corporation

This initiative will support Canadian firms and workers operating in North American defence supply chains. The Canadian Commercial Corporation (CCC) is most active in sectors where jobs are predominantly held by men, including defence, manufacturing, and aerospace, where men hold 75 per cent, 72 per cent, and 70 per cent of jobs, respectively. Men are also expected to indirectly benefit from this initiative as they are generally overrepresented among the workforces of the supply chain partners who work with the exporters directly served by CCC.

Data Sources: ISED, Canadian Manufacturers and Exporters, Statistics Canada, Canadian Council for Aviation & Aerospace

502 Annex 5

Chapter 5: A Healthy Environment for a Healthy Economy

This section includes gender and diversity impact analyses for remaining Budget 2021 measures in Chapter 5.

Propelling Clean Tech Projects

This new financing facility is expected to directly benefit clean technology businesses and their employees. Men are expected to benefit disproportionately as they are overrepresented as clean technology founders, senior management, and employers. In 2019, men made up approximately 64 per cent of the environmental and clean technology workforce.

The indirect and long-term benefits are expected to be more gender balanced. Climate change directly and indirectly affects the health and wellbeing of individuals and communities. Funding clean technology projects is expected to provide long-term benefits to the environment within Canada (e.g. greenhouse gas emissions reductions, clean air and water), which will be beneficial to all Canadians, in particular younger and future generations.

Data Sources: Statistics Canada

Impacts Report 503

Growing Zero-emission Technology Manufacturing

The measure would directly benefit profitable zero-emission technology manufacturers by reducing their tax rates.

To the extent that the measure increases returns to shareholders, men and higher-income individuals are more likely to benefit from the measure than other groups are, as these groups receive disproportionately large amounts of investment income.

Reducing corporate tax rates can benefit workers by increasing their wages through a higher demand for labour. Employees in manufacturing are mostly men (72 per cent); therefore, male workers would primarily realize the share of the benefit of the measure that falls on labour. Reduced business costs may also be passed on to consumers through lower prices. To the extent that reduced business costs are passed on to consumers, some technologies (e.g. zero-emission vehicles) are disproportionately consumed by higher-income individuals. To the extent the measure leads to a net reduction in greenhouse gas emissions, this would benefit all Canadians in the long term.

Data Sources: Internal Administrative Data and Data from Statistics Canada

504 Annex 5

Accelerating Investment in Clean Energy Technologies

This tax incentive will directly benefit businesses that generate clean energy by, for example, using pumped hydroelectric energy storage to generate electricity, or by producing renewable fuels or hydrogen. Businesses that use certain fossil-fuelled and certain waste-fuelled electrical generation equipment may realize a loss of tax benefits. To the extent the proposal leads to a reduction in greenhouse gas emissions, this would benefit all Canadians in the long term.

Some of the benefits may be passed on to shareholders and owners of benefitting businesses. While no information is known on these shareholders and business owners specifically, tax data suggests that generally shareholders are disproportionately male and high income. Corporate tax incentives can also benefit workers by increasing their wages through a higher demand for labour. Benefitting businesses operate primarily in the utilities and manufacturing sectors where workers are disproportionately male: 73 and 72 per cent, respectively.

Businesses that may realize a loss of tax benefits operate primarily in the utilities, oil and gas extraction, and wood and paper product manufacturing sectors, where workers are also disproportionately male: 73, 74, and 83 per cent, respectively.

Data Sources: Internal Administrative Data, and Data from Statistics Canada

Impacts Report 505

Enhancing Canada’s Supply of Critical Minerals

Groups that will benefit directly from this proposal include scientists and researchers who develop critical mineral refining and processing technology. Science and research fields in Canada are dominated by men, as women account for less than 30 per cent of those employed in science and research occupations.

Enhancing Canada’s supply of critical minerals will indirectly support workers in the mining sector, which is centered in rural and remote areas. The mining workforce in Canada is predominantly men, with women accounting for only 14 per cent of the sector’s workers.

While mining and processing these critical minerals will generate negative near-term environmental impacts, significant positive long-term environmental impacts are expected as critical minerals are utilized to increase the availability of batteries and other clean technologies that reduce emissions. In addition, these activities will offer long-term benefits by securing the domestic supply of minerals that will be increasingly important to the green economy.

Data Sources: Statistics Canada

Charging and Fueling Zero-emission Vehicles

This measure is expected to benefit current and future zero-emission vehicle (ZEV) owners. Research conducted by Simon Fraser University indicates that early adopters of ZEVs in Canada are more likely to be men, middle-aged, well-educated, high-income, and to live in urban areas. This trend is expected to continue in the short term.

This measure will eventually benefit all Canadians through the improved air quality and greenhouse gas emission reductions associated with large-scale ZEV adoption.

506 Annex 5

Reducing Transportation and Landfill Emissions

The measures will improve environmental outcomes for all Canadians by reducing greenhouse gas emissions from the transportation and waste sectors. The resulting improved air quality and associated health outcomes would benefit those with a sensitivity to pollution, including the elderly, children, and those with pre-existing medical conditions. Reducing greenhouse gas emissions will benefit future generations by alleviating the negative impacts of climate change.

Data Sources: United Nations, California Air Resources Board, Environment and Climate Change Canada

Investing in the Forest-based Bioeconomy

This measure will predominantly benefit men, who represent 83 per cent of the workers in the forest sector, which is centered in rural and remote areas. First Nations and Métis men are also overrepresented in the sector compared to the general population. The program will require participating firms to develop a diversity work plan to track and promote inclusive hiring practices and environments.

Supporting biomaterials that offset fuel and plastic use, new technologies and other upgrades at forest facilities will also support the maintenance and creation of well-paying jobs, and benefit the rural and Indigenous communities located near, and reliant on, the forest sector, especially in British Columbia, Ontario, Quebec and New Brunswick.

Data Sources: Natural Resources Canada, Statistics Canada

Impacts Report 507

First Federal Green Bond

Green bonds support investments that pursue environmental objectives benefitting all Canadians, which could include projects that support climate mitigation adaptation, biodiversity and conservation, and pollution prevention and control.

Advancing Carbon Capture, Utilization, and Storage Technologies

Over the near and medium term, men and individuals with higher education are expected to benefit from increased science and research activities focused on the energy and industrial sectors. Men are overrepresented in the science and research fields, and the energy and manufacturing sectors, with women accounting for less than 30 per cent of the workforce in the energy and manufacturing sectors. Supporting the advancement of carbon capture, utilization, and storage technologies is expected to benefit all Canadians through reduced greenhouse gas emissions in the long term.

Data Sources: Statistics Canada

508 Annex 5

Cleaner Fuels for a Cleaner Environment

The implementation of the Clean Fuel Standard liquid fuels regulation is expected to benefit all Canadians, including future generations, by reducing Canada’s greenhouse gas emissions. The regulation will ensure the production of cleaner and less polluting fuels, resulting in improved air quality that will benefit those with air pollution sensitivities (e.g., seniors, children, and those with pre-existing medical conditions). The regulation is also expected to benefit lower-carbon fuel providers, such as biofuel producers and feedstock providers (e.g., farmers and foresters), and promote the uptake of advanced vehicle technologies (e.g., electric and hydrogen fuel cell vehicles). Compliance strategies under the regulation will also benefit providers of carbon capture, utilization, and storage, and hydrogen production technologies.

Data Sources: United Nations, Canada Energy Regulator, Sustainable Prosperity, Ecofiscal Commission

Supporting the Production and Use of Clean Fuels

The near-term benefits of this measure will be focused mainly on companies involved in the production or distribution of low-carbon fuels, which are part of the broader energy sector. Men are the predominant demographic group in the energy sector.

Over time, increased production and use of low-carbon fuels is expected to support the long-term resilience of the energy sector, assist energy-intensive sectors like oil and gas, steel, and cement in reducing their emissions, and offer new job opportunities for Canadians. In the long-term, low-carbon fuels can reduce greenhouse gas emissions, which will benefit all Canadians.

Data Sources: Statistics Canada

Impacts Report 509

Low-Carbon Fuel Procurement Program

Procurement of low-carbon fuels is aimed at reducing the pollution from fossil fuels, and reducing greenhouse gas emissions of government operations. This will reduce the impacts of climate change and environmental degradation to the benefit of all Canadians. The program is likely to directly benefit the working age (18-64) population in the clean energy sector. Over the longer term, the program will indirectly support the transition of the air and marine transportation sectors to more sustainable operations which will have a slight positive impact on employment in those industries.

Data Sources: Statistics Canada

Supporting a Centre for Innovation and Clean Energy in British Columbia

Clean technology firms and the energy sector are expected to benefit directly from this support. These fields in Canada are predominantly occupied by men.

Women continue to be significantly underrepresented across the energy sector, comprising approximately 20 to 25 per cent of the workforce. In addition, small and medium-sized clean tech enterprises tend to be majority owned by men, with only 19 per cent being majority owned by women in 2017.

Supporting the advancement of clean technologies will benefit all Canadians through improved environmental outcomes and reduced greenhouse gas emissions in the long term.

510 Annex 5

Federal Clean Electricity Fund

This measure will reduce greenhouse gas (GHG) emissions and support Indigenous participation in clean electricity investments. All Canadians are expected to benefit from reduced GHG emissions from government operations, while at least five per cent of program benefits will accrue to Indigenous businesses.

Due to the current availability of clean electricity, incremental benefits are expected to accrue largely to clean electricity producers in Alberta. Since women represent about 20 to 25 per cent of the workforce in the energy sector, resulting employment opportunities are expected to favour men.

Data Sources: Statistics Canada

Steering Canada’s Strengthened Climate Plan

Increasing federal policy development capacity for clean tech and addressing domestic and international climate change is expected to benefit all Canadians by supporting decision making that contributes to reducing greenhouse gas emissions. As women and young people are more affected by climate change, they are likely to benefit from deeper action on climate change. The additional federal clean tech capacity would also promote the deployment and export of these technologies. As men represent nearly three-quarters of the labour force in the clean tech sector, they are likely to benefit from growth in this sector.

Data Sources: United Nations, Statistics Canada.

Impacts Report 511

Support for Farmers and Agricultural Climate Solutions

The direct beneficiaries of these measures are older men since 71 per cent of operators in the agriculture sector are men and the average age of all farm operators is 55. The farm population also has a median household income 17 per cent higher than the total population. Communities where producers operate will indirectly benefit from these measures as support could translate into job creation for clean solutions to farm emissions or economic co-benefits. Climate action will have long term benefits for future generations. Proposed support to farmers through fuel charge proceeds only benefits producers and communities in backstop jurisdictions, which currently include Alberta, Manitoba, Saskatchewan and Ontario. Data Sources: Statistics Canada

Integrating Climate into Federal Decisions

Applying a climate lens is expected to benefit all Canadians by ensuring that all federal government decision-making considers climate change mitigation, adaptation. and resilience in a rigorous and consistent way. Strengthened decision-making is anticipated to have indirect positive medium and long-term environmental impacts.

Data Sources: Statistics Canada, Organisation for Economic Co-operation and Development, Treasury Board Secretariat, Environment and Climate Change Canada

Stronger Climate-Related Disclosures

Climate-related financial disclosure is designed to focus organizations and investors (in this case the Crown) on sustainable financial choices, taking into account and disclosing the financial risks associated with climate change, which will result in positive impacts on income growth and the environment that benefit all Canadians.

Crown corporations will also be required to implement gender and diversity reporting, starting in 2022.

512 Annex 5

Lower Home Energy Bills Through Interest-free Loans for Retrofits

This program will directly benefit homeowners and landlords, including low-income Canadians. Homeownership rates increase with income and age, and are also higher for couples and families when compared to single-individual households. Improving the energy efficiency of homes will lower energy bills, and help to combat energy poverty. Home energy retrofits can also improve the climate resiliency of homes and reduce greenhouse gas emissions, which will benefit all Canadians, especially low-income Canadians who are more vulnerable the consequences of climate change.

The program would indirectly benefit the energy efficiency sector. A 2019 Environmental Careers Organization of Canada report noted that women represent 13 per cent of energy efficiency construction jobs, which is significantly higher than the national average in construction overall of approximately four per cent. The report also noted that the energy efficiency workforce had a higher proportion of younger workers between ages 18 and 34 (42 per cent) than the overall construction workforce.

Data Sources: Statistics Canada, Environmental Careers Organization of Canada

Impacts Report 513

Strengthening Climate Resiliency

These measures will benefit all Canadians by improving resilience to climate change. However, certain groups are particularly vulnerable to climate change and will benefit more than other Canadians. These include coastal, remote, northern, and Indigenous communities, as well as minority groups, low-income communities, women, and elderly people. The creation of a small-scale project stream under the Disaster Mitigation and Adaptation Fund will specifically benefit small, rural, remote, northern, and Indigenous communities, while the renewal of the Standards to Support Resilience in Infrastructure Program will benefit northern communities by addressing their unique needs.

Both measures will indirectly benefit certain industries, such as construction, trades, and engineering, which tend to have workforces that predominantly employ men. As recorded in the 2016 Census, those employed by the construction sector identified as:

•	87 per cent men;

•	18 per cent immigrants; and

•	11 per cent visible minorities, including two per cent Black Canadians.

Data Sources: Statistics Canada, BuildForce Canada

514 Annex 5

Keeping Canadians Safer from Floods

Canadians living in flood-prone areas will primarily benefit. Based on preliminary analysis, this group represents a gender-balanced subset of the Canadian population, which is not substantially skewed by income. This finding is supported by a recent Statistics Canada report on five major flood events from 2019.

Homeowners and renters, particularly in coastal and floodplain regions, will benefit from a more accurate understanding of flood risk for insurance purposes. Areas of higher flood risk exist in both rural and urban areas due to construction in floodplains over time.

Indigenous peoples are more at risk of flooding due to both pre-existing socioeconomic vulnerabilities and the legacy of colonialism. Furthermore, Indigenous communities are more likely to be located in flood prone areas.

Data Sources: Statistics Canada, Natural Sciences and Engineering Research Council

Impacts Report 515

Improving Wildfire Resilience and Preparedness

These measures will primarily benefit Canadians who are the most affected by wildfire. Rural and remote communities are particularly vulnerable to wildfire disasters, especially Indigenous communities, with 70 per cent of Indigenous people living in or near forested areas. People with pre-existing medical conditions (e.g. asthma) can be disproportionately affected by wildfire smoke, while individuals with mental health issues can also be disproportionately affected by stress and trauma resulting from evacuations. Food and water shortages resulting from a wildfire event also significantly affect people with either physical or mental health issues. These initiatives may create employment opportunities in the forest sector, with non- immigrants, men, and people over 45 years of age being the most likely to benefit as they respectively represent 88, 83 and 53 per cent of forestry workers.

Data Sources: Statistics Canada, International Union for Conservation of Nature, Parks Canada Agency, Canadian Parks Council, International Journal of Wildland Fire, Association for Fire Ecology

516	Annex 5

Supporting Provincial and Territorial Disaster Response and Recovery

Supporting the Disaster Financial Assistance Arrangements (DFAA) program will ensure that the federal government is able to provide financial assistance to provinces and territories affected by large natural disasters such as floods and storms, which is increasingly necessary for adapting to climate change. This program benefits all individuals in areas affected by natural disasters. In recent years, the DFAA funds have benefited Canadians all across the country, including in British Columbia (wildfires), Alberta (Calgary flood and Fort McMurray wildfire), Manitoba (spring floods), Quebec (spring floods) and New Brunswick (spring floods).

Addressing Climate Change in Yukon

Working in collaboration with Crown- Indigenous Relations and Northern Affairs Canada and Environment and Climate Change Canada, this measure directly benefits all residents and communities in the Yukon. Climate change has a disproportional impact on Indigenous peoples, women, and children. The measure positively impacts the Indigenous population living in Yukon, who make up 23 per cent of the population in the Territory. Children and youth will also disproportionately benefit from this measure, given that the benefits of taking action to address climate change today will be realized over the medium to longer- term.

Data Sources: Statistics Canada

Impacts Report	517

Preserving the HMS Erebus and HMS Terror – Franklin Expedition

This measure is expected to benefit all Canadians, including future generations, by protecting the high cultural value of these artifacts and meeting Canada’s previous commitment to the United Kingdom to manage and protect them. Indigenous peoples, specifically Inuit, are expected to benefit directly from the initiative, as will rural and remote populations near the wrecks. The initiative additionally provides indirect benefits to the communities of Cambridge Bay and Gjoa Haven, due to employment opportunities for community members and increased spending in the area. The wrecks and the Franklin story are expected to attract an increased number of cruise ship visits to Gjoa Haven, providing income to the municipality, community members, and artists.

Data Sources: Statistics Canada

Historic Investments in Canada’s Natural Legacy

Conserving more land and inland waters in Canada, and protecting species at immediate risk of disappearing from the wild in Canada, are expected to benefit all Canadians by protecting biodiversity, helping to adapt to climate impacts, and maintaining natural carbon sinks.

These measures are expected to have pronounced benefits for Indigenous peoples and Canadians employed in the conservation field, and long-term benefits for youth and future generations.   Expanding Indigenous Guardians programming will have a positive impact on the Indigenous communities implicated in those activities.

Data Sources: Statistics Canada, United Nations

518	Annex 5

Conserving Canada’s Oceans

Marine conservation will directly and indirectly benefit all Canadians through broad long-term health and climate change mitigation impacts. It may directly and indirectly positively impact the socio-economic outcomes for some working-age men in Arctic and coastal communities, including Inuit and other Indigenous peoples, through economic development activities associated with sustaining natural ecosystems.

Further protection of marine areas may directly negatively impact the fishing and oil and gas industries, which predominately employ working-age men, in areas where certain conservation measures are established.

Data Sources: Parks Canada, Statistics Canada

Reducing Ocean Plastics that Threaten Marine Life

The ghost gear program is expected to generate benefits for Canadians in coastal communities through improved outcomes for aquatic species, more sustainable fisheries, and cleaner coastlines and waterways for recreational and tourism activities. The majority of ghost gear retrieval operations are carried out by those with experience working in the fisheries sector. As a result, the program’s indirect benefits are primarily realized by men as they make up 70 to 80 per cent of fish harvesters. Coastal Indigenous organizations and communities, which have lower average incomes compared to Canada as a whole, also benefit from the program as their expertise and knowledge has supported successful projects in the first call for proposal process. Overall, future generations will benefit from reduced pollution and healthier oceans.

Data Sources: Statistics Canada

Impacts Report	519

Preserving Wild Pacific Salmon

Stabilizing and recovering wild Pacific salmon stocks directly benefits men as they represent the majority of participants in the recreational and commercial fishing sector. This will further benefit rural and remote communities by ensuring economic activities derived from Pacific salmon can continue into the future. First Nations communities in the Pacific region benefit from these actions as approximately 42 per cent of commercial salmon licenses are Indigenous commercial communal licenses, and Pacific salmon are an important species harvested for food, social and ceremonial purposes.

Habitat and biodiversity conservation measures are expected to generate ultimate benefits for all Canadians through improved outcomes for aquatic species and cleaner waterways and forests that support our food and freshwater systems, and provide recreation and tourism opportunities.

Data Sources: Fisheries and Oceans Canada

Sustainable Aquaculture Management

Sustainable aquaculture will benefit Indigenous and non-Indigenous coastal and rural communities through an improved environment, economic activity and additional job opportunities.

All Canadians will indirectly benefit from strengthened environmental regulations that support a cleaner marine ecosystem and protections for wild fish stock.

Data Sources: Statistics Canada

520	Annex 5

Developing the Canada Water Agency

All Canadians will benefit from safe, clean, and well-managed water and water systems across Canada, with particular benefits for farmers and the agricultural sector. This initiative is expected to produce direct benefits for Indigenous peoples, including First Nations, Inuit, and Métis, through expanded engagement with regional Indigenous governing bodies and organizations on the mandate and structure of the Canada Water Agency. It is expected to benefit Indigenous women, Indigenous elders, and Indigenous youth, through the long-term protection of freshwater resources for generations to come.

Data Sources: Statistics Canada, Lake Simcoe Region Conservation Authority, Canada’s Changing Climate Report (2019), Lake Simcoe Diagnostique

Better Understanding our Environment

Direct benefits will accrue to members of the Canadian public and organizations wishing to analyze the links between ecosystems, society, and the economy. In the longer-term, as comprehensive and up to-date data on Canada’s ecosystems helps promote better decision-making and environmental management, all Canadians, including future generations, would directly benefit. This measure could also strengthen our understanding and available data linking the changing environment to marginalized and vulnerable communities.

Data Sources: Statistics Canada, Canadian Institute for Climate Choices, Environment and Climate Change Canada

Impacts Report	521

Support for the Polar Continental Shelf Program

This measure will predominantly benefit men, who represent 78 per cent of workers in STEM fields and a similar proportion of program funding recipients. Funding directed at engaging with local northern communities and facilitating access to training for Inuit youth is expected to create new economic and employment opportunities for young northerners regardless of gender. The program will also continue to work to promote greater inclusion of under-represented groups in scientific research.

Improved information about Arctic ecosystems will also support communities and others in making informed decisions when faced with land planning and other questions into the future.

Data Sources: Natural Resources Canada, Statistics Canada, Natural Sciences and Engineering Research Council of Canada

Continuing Canada’s Chemicals Management Regime

Renewing the Chemicals Management Plan is expected to continue to benefit all Canadians by reducing risks to human health and the environment created by chemicals, including those in foods, consumer products, cosmetics, pesticides, and drugs. Communities and social groups who are exposed to higher pollution levels (including women, Indigenous peoples, visible minorities, and lower-income groups) are expected to benefit from action in this area, as well as those most vulnerable to chemicals (e.g. children and elderly people).

Data Sources: Statistics Canada, Auditor General of Canada, United Nations, Canadian Institute for Health Information

522	Annex 5

Replacing Lost Revenue at Parks Canada due to COVID-19

This measure will support Parks Canada’s workforce, 48.8 per cent of whom are women and 7.7 per cent of whom are Indigenous people. This measure also ensures Parks Canada can continue to deliver its outdoor recreational services, directly benefitting all Canadians and their well-being. Middle-income Canadians are more likely to use Parks Canada spaces compared to higher and lower income Canadians. Physical distancing measures have increased Canadians’ use of green spaces, and Canada’s National Parks contribute to national culture and identity. The continued operation of Parks Canada sites benefits the communities and local businesses, often in rural and remote areas, that rely on Parks as the main source of visitor traffic.

Data Sources: Parks Canada 2019-2020 Employment Equity Annual Report

Continuing to Protect Canada’s Oceans

Extended funding for the Canadian Coast Guard Auxiliary Chapter in the Arctic and the Indigenous Community Boat Volunteer Pilot Program will directly benefit Indigenous coastal communities in Canada’s Arctic.

Communities involved in the program will benefit from increased capacity and resources to respond to marine safety incidents and training opportunities related to preventing and responding to arctic marine emergencies.

Indirectly all northerners will benefit from safer oceans and waterways.

Impacts Report	523

Accelerating Canada’s Net-zero Transformation Through Innovation

The Strategic Innovation Fund’s Net Zero Accelerator will focus on projects intended to reduce greenhouse gas emissions and support industrial transformation, those that support decarbonisation of large industrial emitters and those that lead to meaningful domestic emission reductions.

As men tend to be the predominant demographic group in the sectors these firms operate in (i.e. the energy sector, heavy industry), they may accrue a greater proportion of direct benefits. Net Zero Accelerator projects may also result in a higher proportion of direct benefits accruing to workers in STEM fields who contribute to technological solutions and are more likely to be higher-income men.

A greater proportion of benefits from this measure may also be felt in regions with existing concentrations of high emitters and heavy industry.

Data Sources: Internal program data, Statistics Canada   Lake.

Lake of the Woods

This measure will primarily benefit communities established in the Lake of the Woods Basin in Manitoba and Ontario, including Indigenous communities. Reducing phosphorus levels that create toxic algae and undertaking research will help improve water quality, health and economic activities, such as tourism and fishing around the lake.

524	Annex 5

Renewing the Clean Growth Hub and Clean Technology Data Strategy

The continuation of the Clean Growth Hub and Clean Technology Data Strategy will primarily benefit clean technology companies, particularly small and medium- sized enterprises (SMEs). These enterprises tend to be owned by men and are less diverse in ownership than SMEs in Canada overall. Metrics collected under the data strategy (including gender, age, education, race, etc.) will provide the federal government with a greater understanding on how to support inclusivity and address the gender and pay disparity in the sector.

Interim Capital Asset Program Capacity for Parks Canada

This measure would primarily support Parks Canada’s workforce, of which currently   48.8 per cent are women and 7.7 per cent are Indigenous people.

More broadly, ensuring sufficient internal capacity for Parks Canada’s workforce provides an indirect benefit to the communities where Parks Canada national parks and sites are located, many of which are rural and remote.

Data Sources: Parks Canada Agency

Learning to Camp

The Learn to Camp program is expected to benefit all Canadians by allowing more Canadians to experience the outdoors and learn about the Canadian environment and heritage. The renewed funding is expected to engage up to 40,000 children annually, bringing the total amount of youth engaged through the Learn to Camp program to 100,000. This measure is not expected to affect individuals differently on the basis of gender, but will target urban children and their families, visible minorities, Canadians with disabilities, and Indigenous people.   Urban Canadians and Indigenous communities generally have higher numbers of low-income individuals.

Impacts Report	525

Continuing Ballast Water Management

This measure directly benefits coastal and shoreline communities by protecting marine ecosystems and infrastructure from the establishment and spread of invasive aquatic species.

Protecting marine environments from invasive species also benefits a wide variety of groups that rely on a healthy marine ecosystem, including Indigenous communities, fishers, and recreational boaters.

Continuing Tanker Safety Inspections

This measure directly benefits coastal and shoreline communities by reducing the risk of hazardous material leaks and spills from marine vessels.

Hazardous material leaks or spills can have broad and diverse impacts on marine environments. The reduced risk of leaks or spills benefits a variety of groups that rely on a healthy marine ecosystem, including Indigenous communities, fishers, and recreational boaters.

526	Annex 5

Chapter 6: Strengthening the Cities and Communities We Call Home

This section includes gender and diversity impact analyses for remaining Budget 2021 measures in Chapter 6.

Supporting the National Arts Centre

Employees of the National Arts Centre directly benefit from this initiative, as funding helps the National Arts Centre to avoid deficit-reduction activities, such as laying off employees. The workforce of the National Arts Centre is gender-balanced.

This initiative also directly supports the performing arts sector, which is gender-balanced and characterized by high levels of education, precarious employment, and low median incomes.

Data Sources: Government of Canada, Statistics Canada

Supporting the Recovery of Arts, Culture, Heritage and Sport Sectors”

These measures will primarily benefit those working in cultural sectors, including arts, live events, heritage, sport, and music. These sectors are roughly gender-balanced and characterized by high levels of education, precarious employment, and low incomes, particularly the arts sector. Ongoing support for performing arts festivals and community-based cultural events, celebrations, and commemorations is also expected to benefit all Canadians who participate in such events, as well as specific groups who use events to celebrate their shared culture, such as LGBTQ2 pride festivals and Indigenous pow wows.

Data Sources: Statistics Canada

Impacts Report	527

Supporting Canadian TV and Film Productions through COVID-19

This measure primarily benefits the Canadian television and film production sector, particularly smaller producers and productions companies that rely on interim financing. As a result, workers in this sector may benefit from increased support to their employers. While women are generally underrepresented in creative roles on film and television productions, they are overrepresented in other production roles, including costume designers, hair and makeup specialists, script supervisors, accountants, and communications specialists.

Data Sources: Women in View, Canadian Unions for Equality on Screen

Support for the Canadian Broadcasting Corporation / Radio-Canada

This measure would directly benefit CBC/Radio-Canada and its employees, as well as indirectly benefit all Canadians through the continued broadcasting of CBC/Radio-Canada television and radio news and entertainment programming.

CBC/Radio-Canada employs over 7,500 individuals, approximately 49 per cent of whom are women, 14 per cent visible minorities, eight per cent LGBTQ2, three per cent persons with disabilities, and two per cent Indigenous peoples.

Data Sources: CBC/Radio-Canada internal data

528	Annex 5

Support for the Canadian Book Industry

This measure would directly benefit the Canadian book industry, specifically bookstores and book publishers.

Support for increasing online sales would support many bookstores in all regions of the country, including bookstores in Francophone minority communities, which have been particularly affected by the pandemic. As women make up approximately 70 per cent of the workforce in the English-language book publishing industry, they may particularly benefit from increased support for online sales of Canadian-authored books.

Data Sources: Nordicity (2018)

Memorial to the Victims of Communism

This initiative directly benefits all Canadians by providing a space to commemorate the victims of totalitarian communism. The memorial indirectly benefits communities who have come to Canada to seek refuge, especially those who came to Canada to escape totalitarian communism and their descendants. By offering a space to hold ceremonies and facilitating collective recognition of specific victim groups, the memorial offers indirect benefits to these communities.

Boosting Charitable Spending in Our Communities

The government will be consulting during the coming months on increasing the disbursement quota. Increasing the disbursement quota would increase overall levels of expenditures by registered charities on their programs and activities in Canada. This would directly benefit the public, including beneficiaries of charitable programs in Canada and abroad.

Indirectly, an increase in annual disbursements could benefit persons employed in the charitable sector. It is estimated that approximately 75 per cent of individuals employed in the non-profit and charitable sector are women.

Data Sources: Statistics Canada, theonn.ca

Impacts Report	529

Canada Community-Building Fund

This measure will benefit all Canadians through the construction and maintenance of public infrastructure across Canada, including roads, bridges, public transit, community buildings, and water and wastewater projects. Canadians who use this infrastructure will directly benefit from safe and reliable transportation networks, revitalized and greener community spaces, and clean air and drinking water. These projects will also contribute to economic growth and prosperity.

This initiative will indirectly benefit certain industries, such as construction trades and engineering, which tend to predominantly employ men. As recorded in the 2016 Census, those employed by the construction sector identified as:

●	87 per cent men;

●	18 per cent immigrants; and

●	11 per cent visible minorities, including two per cent Black Canadians.

Data Sources: Statistics Canada

National Infrastructure Assessment

This measure will benefit all Canadians by strengthening long-term infrastructure planning, including in the context of transitioning to a net zero economy. It will help all orders of governments to assess infrastructure needs and to prioritize investments that will have the greatest benefits for all communities, urban and rural alike. Ultimately, stronger planning and better decision-making today will result in better infrastructure tomorrow, which will benefit younger and future generations, promote jobs and growth, foster inclusivity and social equality, and reduce greenhouse gas emissions.

530	Annex 5

Next Step Towards High Frequency Rail in the Toronto-Quebec City Corridor

The infrastructure investments will reduce bottlenecks and improve fluidity and connectivity. Together, this will improve the quality of life of Canadians living in nearby areas and those using VIA Rail services in the Quebec City-Toronto corridor.

The construction of these projects will indirectly benefit certain industries, such as construction trades and engineering, which tend to have workforces that predominantly are men.

Work to further explore the high frequency rail project will support a final investment decision on the project, which could result in direct benefits to people in the Quebec City- Toronto Corridor in the form of faster, more reliable rail service. In the long term, all Canadians could also benefit from lower greenhouse gas emissions as more travellers choose to travel by rail.

Data Sources: Statistics Canada

Canada’s National Capital Region

This initiative benefits those living in and visiting the National Capital Region, who access the assets and park lands owned and maintained by the National Capital Commission, such as the Rideau Canal Skateway. Improved transit integration could improve mobility for transit users who are generally lower-income. Indirectly, funding will support men more than women through employment of both skilled and non-skilled labourers in engineering, construction work and landscaping. In the National Capital Region, 11 per cent of workers in the construction industry and 39 per cent of workers in professional, scientific and technical fields are women.

Data Sources: Statistics Canada

Impacts Report	531

Jobs and Growth in all Communities and the Canada Community Revitalization Fund

The pandemic has profoundly affected businesses in every region of Canada, accelerating structural changes and exposing vulnerable workers and communities.

Underrepresented Canadians disproportionately depend on employment in sectors most impacted by the pandemic, including retail, tourism and accommodations.

These measures will broadly benefit businesses, including those in rural and remote areas.

Data Sources: Statistics Canada

Creating a New Regional Development Agency for British Columbia

Creating a new regional development agency for British Columbia will have regional impacts as there will be greater support for businesses and communities in B.C., including in rural areas. The new regional development agency will result in a limited change in expected gender and diversity impact. More generally, funding through regional development agencies largely benefits SME owners, who are predominantly men as 63.5 per cent of SMEs are majority owned by men, 15.6 per cent of SMEs are majority owned by women, while 20.9 per cent of SMEs are equally owned by men and women. Additionally, SME owners are 12.2 per cent visible minorities, 1.4 per cent Indigenous persons, and 0.5 per cent persons with a disability.

Data Sources: ISED, Statistics Canada

532	Annex 5

Investing in Small Craft Harbours

The primary users and expected beneficiaries of these investments reflect the small coastal, rural, and water-side communities where harbours are located, which will benefit from revitalized harbour facilities and community economic development.

The replacement and construction of new small craft harbours directly benefit individual users, primarily those involved in commercial fisheries. This mostly benefits men with relatively lower incomes, as they represent 79 per cent of commercial fishharvesters.

Those who work in the engineering and construction industries are also expected to benefit from this measure. This workforce is predominantly working age men, as they make up 87 per cent of construction workers.

Data Sources: Internal Data, Statistics Canada

Extending the Northern Residents Deduction

This measure will benefit people living in the prescribed Northern and Intermediate Zones. Sixty-two per cent of new travel claimants are expected to be men. New claimants are also likely to be high-income, of working age, and less likely to hold a university degree.

Spouses of new claimants may benefit indirectly from an improvement in family finances. Assuming that the higher-income spouse claims the deduction on behalf of their family, up to 80 per cent of spouses benefitting indirectly from this measure would be women.

Data Sources: Statistics Canada, tax data

Impacts Report	533

Supporting the Canadian Wine Industry

There is limited gender disaggregated data on direct beneficiaries of this measure. In 2019 however, women represented roughly 35 per cent of the beverage manufacturing sector. At the same time, the majority in the industry were between the age of 25 and 44 years old. Wineries tend to be small businesses, centered in rural areas with the majority employing between 1 and 19 people. In 2016, 57 per cent of grape growers, who stand to indirectly benefit, were 55 years old and over and were mostly men. Seventy per cent of all grape growers operated small farms with gross revenues between $25,000 and $100,000. Indirect benefits are also expected for communities where wine production and wine tourism occur. In 2019, women held just over half (56.3 per cent) of the jobs in the food and accommodation industry. Younger Canadians also held 40.6 per cent of jobs in the industry.

Data Sources: Statistics Canada

Supporting Food Processors Following Ratification of New Trade Agreements

Funding to subsidize capital investments for dairy, poultry, and egg processing industries will primarily benefit the owners of the recipient firms.

Canadian dairy and poultry processing is concentrated among a few large firms. Three and five firms, respectively, control a majority of dairy and poultry processing. These include firms privately owned by individuals, publicly listed multinational companies, and farmer-owned co-ops. Overall benefits are expected to be skewed toward men of higher-income.

Farmers have already received and will continue to receive compensation for trade-related impacts.

534	Annex 5

Delivering a Modern Immigration Platform

This investment will benefit newcomers by reducing application processing times and making client service and enhanced supports more accessible. This will help mitigate cost barriers for low-income newcomers, who might require professional assistance to navigate the current paper based process. All Canadians, including firms requiring skilled labour, will benefit from more efficient processing of immigrant applications.

Canada’s immigration targets are gender neutral, however men have tended to be over-represented due to a focus on economic immigration. However, in 2019 women represented 50.7 per cent of admissions to Canada.

Enhancing the Temporary Foreign Worker Program

Investments are more likely to directly benefit men since they comprised 82 per cent of all work permit holders in 2019 under the Temporary Foreign Worker Program. These workers also tend to be racialized, have limited knowledge of English or French, have lower wages, and reside in rural or remote areas while working in Canada. In addition, more than half, 57 per cent in 2019, of all workers are in the agriculture sector, such as general farm workers, nursery and greenhouse workers and harvesting labourers. Some workers return year after year, or go on to become permanent residents or citizens.

Data Sources: Internal Administrative Data

Impacts Report	535

Streamlining Express Entry

This legislative amendment directly benefits newcomers looking to make Canada their home. From a gender perspective, the impact of this amendment will depend on the criteria used to qualify applicants for the Express Entry process. For example, men have historically accounted for a larger proportion of Express Entry candidates (59 per cent) than women (41 per cent). However, if gender is chosen as a selection criteria, it could result in a more gender balanced selection of applicants.

Enhancing Client Service and Support

While there are no gender specific impacts associated with this investment, it will permit Immigration, Refugees and Citizenship Canada to maintain enhanced support to its diverse client base.

Canadian citizens, permanent residents, visitors (tourists, international students, foreign workers) and prospective permanent residents will benefit from better service via the Client Support Centre improving call answer rates and email response times.

536	Annex 5

Support for National Museums and the National Battlefields Commission

By enabling the National Museums and National Battlefields Commission to maintain operations and retain jobs in the wake of financial pressures, this initiative is expected to directly benefit employees of these organizations. The majority of workers employed by these organizations reside in the National Capital Region, but employees also live in Winnipeg, Québec City, and Halifax. The workforce of the National Battlefields Commission is gender-balanced, while the National Museums disproportionately employ women over men. This initiative will ultimately benefit those who utilize the services of the National Museums and National Battlefields Commission, such as educators, researchers, students, and museum visitors. Data show that men, people with higher levels of educational attainment, those with higher household incomes, and people living in urban centres are more likely to visit museums.

Data Source: Government of Canada, Statistics Canada

Enhancing Digital Access to our Heritage

COVID-19 has had a substantial impact on non-national museums and heritage institutions. This measure would benefit these organizations and their workers. Women account for approximately 66 per cent of all paid employees in the heritage sector. The information technology sector is expected to indirectly benefit. This sector is comprised predominantly of men (70 per cent). All Canadians would benefit from the digitization of information and collections and the creation of original content such as educational materials or virtual activities. Data show that youth and those aged 25-49 are most likely to view heritage collections virtually.

Data Sources: Statistics Canada

Impacts Report	537

Continuing Support for Critical Food Inspection

All Canadians benefit from greater food safety surveillance and inspection. Agriculture and agri-food businesses that are regulated by the Canadian Food Inspection Agency directly benefit from this measure. These businesses are typically operated by older men in rural areas, as 84 per cent of the farm population live in a rural area, with 71 per cent of agricultural operators being men, and the average age of all farm operators being 55. Similar demographics exist for food processing, as 60 per cent of employees in food processing are men with 46 per cent being 45 or older.

Extending Emergency Towing Leases

The presence of emergency towing vessels in Pacific waters benefits those in the marine industry, in and around British Columbia, which primarily employs men. Indirectly, emergency towing capacity benefits those living in Indigenous and coastal communities in British Columbia, by preventing marine incidents, negative environmental impacts, and coastal pollution.

Supporting Clean Technology Adoption in Fisheries and Aquaculture

This measure benefits individuals and small to medium-sized companies involved in fisheries and aquaculture enterprises. These operations tend to be located in small coastal and Indigenous communities across Canada, with about 70 to 80 per cent of their workforces being men. Clean technology suppliers in Canada and internationally will also benefit through increased demand.

538	Annex 5

Continuing the Remote Passenger Rail Program

This measure benefits Indigenous and remote communities in Manitoba, Quebec and Labrador, many of which are only accessible by rail. Residents of these communities are more likely to be low-income, and to rely on rail services in order to access economic opportunities and essential goods and services, including health care.

Protecting Canada’s Historic Places

Having an approach and legal framework to protect and present nationally significant examples of Canada’s cultural heritage should benefit all Canadians. The initiative will directly benefit Indigenous peoples, including First Nations, Inuit, and Métis, through the addition of distinction-based representation on the Historic Sites and Monuments Board of Canada, as well as greater opportunities to protect and present the contributions of Indigenous peoples to Canada’s natural and cultural heritage.

By renewing visitor experiences at historic places across Canada, this measure will also benefit middle- and higher-income individuals, highly educated individuals, and individuals over the age of 60, who are the primary clientele of culture and heritage tourism. Tourism businesses in communities that are home to historic places may also benefit from these investments.

Data Sources: Statistics Canada; Canada Association of University Teachers; Commonwealth of Australia; The College of Estate Management;

Impacts Report	539

Maintaining Temporary Resident Processing Capacity

Investments will benefit temporary residents in Canada, who have diverse characteristics and are broadly gender-balanced. In 2019, there were over 3.4 million temporary residents in Canada. While visitors and international students were gender-balanced – 52 per cent and 47 per cent were women, respectively – temporary foreign workers were more likely to be men, comprising 63 per cent of all work permit holders.

Granville Island Emergency Relief Fund Extension

Emergency funding will benefit small businesses on Granville Island, which are predominately in the arts and culture, tourism, and food service industries. This will positively impact the employees of these businesses, many of whom are artists and cultural workers or work in the food service industry, and who earn on average less than the overall workforce. It indirectly benefits metro Vancouver by allowing Granville Island to remain an important tourist and cultural hub in Canada.

540	Annex 5

Chapter 7: A More Equal Canada

This section includes gender and diversity impact analyses for remaining Budget 2021 measures in Chapter 7.

Better Data for Better Outcomes: Understanding the Causes of Inequity through Disaggregated Data

This measure will benefit all Canadians, but particularly racialized sub-populations, Indigenous peoples, and other marginalized groups, including LGBTQ2 individuals and persons with a disability, in Canada through better policies and programs informed by improved data about social and economic inequalities.

This measure will also benefit Canadian researchers who will have better access to relevant data.

Data Sources: Statistics Canada

Improving Access to the Disability Tax Credit

These changes will directly benefit persons with disabilities by increasing the number of individuals that have access to tax relief and other federal supports. This group is expected to include persons with diabetes, inherited metabolic conditions, and impaired mental functions since the changes relate to disability impacts they experience. Within these groups, lower-income Canadians are expected to benefit the most, since they make up a larger portion of persons with disabilities, and a larger portion of beneficiaries of the measures affected by the changes (i.e. those with eligibility linked to the Disability Tax Credit), several of which are designed to provide additional benefits to low-income Canadians. Parents and other family caregivers will also benefit directly, through access to measures such as the Child Disability Benefit, or the ability to claim a transferred Disability Tax Credit.

Data Sources: Canadian Survey on Disability, Canada Revenue Agency

Impacts Report	541

Recognizing the Contributions of Atomic Workers

Over 99 per cent of the former Atomic Energy of Canada Limited employees who participated in the clean-ups of the two accidents that occurred at Chalk River Laboratories in the 1950s are men and as such the beneficiaries are senior citizen men. If the former employee has passed away, close kin will be eligible to receive the recognition. The families of the former employees will also indirectly benefit from the recognition of their family member.

Data Sources: Atomic Energy of Canada Limited

National Autism Strategy

A national autism strategy would target all Canadians living with autism spectrum disorder and their families. Autism spectrum disorder is usually diagnosed in childhood so this proposal will include consideration of children and youth. In addition, males are four to five times more likely to be diagnosed with autism spectrum disorder than females.

Data Sources: Statistics Canada

542	Annex 5

Establishing a National Framework for Diabetes

Approximately 3.2 million Canadians are living with diabetes and 200,000 new cases are diagnosed each year. People living with pre-existing chronic health conditions, such as obesity, are at increased risk for developing type 2 diabetes, which make up 90 per cent of cases. The rate of diabetes is approximately 16 per cent higher among men and more than twice as high among South Asian and Black adults as compared to Caucasian adults. Further, First Nations adults living on reserve and in northern communities have a significantly higher rate of diabetes. Supporting further research into the causes, treatment, and development of a potential cure for diabetes is also expected to benefit children with juvenile diabetes. Although diabetes is generally more common in men, inequalities in the rates of diabetes by income, education level, and employment are greater among women. For example, women with no high school diploma are 2.2 times more likely to be obese than female university graduates.

Data Sources: Statistics Canada, Pan-Canadian Health Inequalities Reporting Initiative, Canadian Institute of Health Information, Public Health Agency of Canada

Taxation of Vaping Products

This measure has both direct benefits and negative impacts that will primarily accrue to youth and to men, since these groups consume vaping products at a higher rate than other demographic groups.

Data Sources: Health Canada

Impacts Report	543

Taxation of Tobacco

There is higher than average consumption of tobacco products among a range of demographic groups. To the extent these users are unable to reduce their tobacco consumption, this measure will carry somewhat regressive impacts as lower income smokers spend more on tobacco products as a share of their income than smokers with higher income. These impacts are not expected to be large, it is estimated that the average daily smoker spent about $3,150 on cigarettes in 2020. The measure would increase the amount of excise duty embedded in the price of cigarettes by about $100 annually. This may have the effect of disincenting tobacco consumption, which may benefit smokers who are able to reduce consumption.

Data Sources: Statistics Canada, Public Health Agency of Canada

Support for Canadian Blood Services

This initiative directly benefits Canadians with medical conditions who rely on plasma-derived products (PDPs) as a life-saving treatment. The conditions for which PDPs are prescribed do not affect one specific demographic group over another, but rather span across all dimensions of sex, age, gender, and diversity.

This initiative indirectly benefits workers in the construction sector in the short-term and workers in the health care sector in the long-term. Indirect benefits are gender-balanced, as 87 per cent of workers in the construction industry are men and 82 per cent of workers in the health care and social assistance sector are women.

Data Sources: Statistics Canada, Canadian Immunodeficiencies Patient Organization

544	Annex 5

Ensuring Appropriate Access and Safeguards for Medical Assistance in Dying in Canada

This funding will benefit all Canadians by ensuring that as Canada’s MAID framework evolves over time it is implemented in a way that ensures appropriate attention to access, protections, and consistency across all of Canada. This will help ensure that Canadians have equitable access to MAID, regardless of their jurisdiction or medical care provider.

Data Sources: Health Canada (e.g., Monitoring System for Medical Assistance in Dying in Canada), Canadian Institute for Health Information

Impacts Report	545

Chapter 8: Strong Indigenous Communities

This section includes gender and diversity impact analyses for remaining Budget 2021 measures in Chapter 8.

First Nations Election Cancellation and Postponement Regulations (Prevention of Diseases)

The amendments to the regulations directly benefit all members of First Nations communities where elections are delayed due to public health concerns until they are safe to be held. This reduces the potential for community spread of COVID-19 by avoiding gatherings of people, while ensuring that communities are not faced with a governance gap in the midst of the pandemic.

Supporting Indigenous Economies

93 per cent of Indigenous businesses located within Indigenous communities reported that COVID-19 has had a negative economic impact. Negative impacts identified by survey respondents included a decrease in revenues, shutdown of offices and facilities, and, in some cases, temporary or permanent shutdown of their business. These investments will directly benefit Indigenous communities and businesses, helping them to maintain jobs and essential services through the pandemic. It will also support local Indigenous micro-businesses which directly benefit the well-being of individual families and are majority owned by Indigenous women.

Investments to support the resilience of the First Nation Finance Authority will directly support First Nations, benefiting the community as a whole (men, women, youth, and elders).

Data Sources: Canadian Council for Aboriginal Businesses

546	Annex 5

Securitization of First Nations Goods and Services Tax and First Nations Sales Tax Revenues under the First Nations Fiscal Management Act (FNFMA)

This initiative benefits the members of First Nations with First Nations Goods and Services Tax or First Nations Sales Tax revenues seeking long-term financing from the First Nations Finance Authority. The extent to which it will benefit different genders or demographic groups will depend on how First Nations use the funds raised. This initiative is not expected to have negative impacts for any gender or demographic group.

Redesigning the Additions to Reserve Policy

This program directly benefits all members of participating First Nations communities by increasing capacity to make additions to reserve lands and ultimately improving the pace of land acquisition. Access to land can result in improved economic opportunities, capacity to develop community infrastructure and housing, and improved sense of belonging to local culture and community. Further, this will support a policy redesign process that will advance self-determination for all community members, while incorporating a wide range of perspectives, with particular attention to the rights and special needs of elders, women, youth, and persons with disabilities, as well as members living off-reserve.

Impacts Report	547

Advancing Specific Claims Settlements

Replenishment of the Specific Claims Settlement Fund will ensure resources are available to pay out settlements. Canada does not influence or track how First Nations choose to use settlement funds; however, some communities have previously decided to make investments in social services, infrastructure, and education.

Commemorating the Legacy of Residential Schools

This measure is gender balanced and will benefit all Canadians that want to participate in events held throughout the country on the proposed National Day for Truth and Reconciliation. Events may target and encourage participation of certain groups such as Indigenous peoples and young Canadians.

By providing ongoing support for events to commemorate and raise awareness of the history and legacy of residential schools, this measure will also support reconciliation with Indigenous peoples.

Escalating 10-Year Grant Funding

This investment benefits First Nations bands who receive funding through the 10-Year Grants and their community members. Escalating program funding to respond to price and population growth ensures First Nations communities can continue to provide services that reflect their needs and priorities. It is likely that a range of social and quality of life benefits will result from such investments; however, recipient bands choose how to allocate these funds.

548	Annex 5

Support for Indigenous-led Data Strategies

Indigenous peoples generally experience poorer socio-economic outcomes than Canada’s non-Indigenous peoples do, including in the areas of health and wellbeing, income, and education. This proposal will benefit Indigenous peoples by helping to ensure that Indigenous governments, organizations, and communities have the data they need to implement evidence based governance and service delivery that is founded on culturally relevant visions of well-being. This will help improve outcomes for Indigenous peoples as measured by Indigenous-led and co-developed indicators of health and well-being.

Parks Canada Capacity for Indigenous Engagement

This program directly benefits Indigenous peoples by expanding Parks Canada’s capacity to negotiate rights-based agreements, thereby increasing the likelihood of reaching agreements sooner and with a greater number of Indigenous groups. The program is expected to foster reconnection between Indigenous peoples and their traditional territories and restore the historic responsibility of Indigenous peoples to manage their traditional lands and resources, resulting in nation-building and stronger socio-economic outcomes, accruing to women, men and non-binary Indigenous peoples.

Supporting Indigenous Partners for Meaningful Crown Consultation and Engagement

This program benefits Indigenous peoples. The expected outcomes are gender-balanced and will increase opportunities for all community members to participate in consultation and engagement activities.

Impacts Report	549

Chapter 9: Protecting Our Shared Values

This section includes gender and diversity impact analyses for remaining Budget 2021 measures in Chapter 9.

Gun Control

These measures will directly benefit all Canadians, but may disproportionately affect men and women in different ways. Men represented the vast majority of those with a firearms licence who owned restricted or prohibited firearms in 2020, and 90 per cent of those who committed a firearms-related violent crime in 2016. Women are much more likely to be victims of intimate partner violence, representing 86 per cent of victims in police-reported incidents involving a firearm in 2018.

These measures may also have disproportionate impacts on Indigenous communities, which have higher rates of violent firearms offences and intimate partner violence than non-Indigenous communities.

Data Sources: Statistics Canada; RCMP

Better Job Protections for Parents of Young Victims of Crime

This legislative amendment directly benefits workers in the federally regulated private sector. As there have been fewer than 100 applications since 2013, detailed and reliable gender and demographic data is not available. However, while men account for 62 per cent of the federally regulated work force, administrative data shows that a majority of applicants were women.

550	Annex 5

Reforming the Judicial Conduct Review Process

All Canadians will benefit from a reformed review process that will reduce delays, enhance accountability, and ultimately increase public confidence in the courts and justice system. In particular, this measure will benefit those with matters before federally-appointed judges by ensuring any complaints of misconduct are addressed efficiently and transparently.

Women made up 45 per cent of the federallyappointed judiciary as of March 2021. Recent efforts have focused on increasing the diversity of the judiciary. Between October 2019 and October 2020, women comprised 65 per cent of new appointments, while visible minorities represented 17 per cent and Indigenous peoples accounted for three per cent.

Data Sources: Office of the Commissioner for Federal Judicial Affairs

Freezing Pension Accrual for Judges Recommended for Removal

This initiative will help protect public confidence in the integrity of Canada’s federally-appointed judiciary. The proposed legislative amendment will apply to federally-appointed judges regardless of any personal characteristics.

Women made up 45 per cent of the federally-appointed judiciary as of March 2021. Recent efforts have focused on increasing the diversity of the judiciary. Between October 2019 and October 2020, women comprised 65 per cent of new appointments, while visible minorities represented 17 per cent and Indigenous peoples accounted for three per cent.

Data Source: Office of the Commissioner for Federal Judicial Affairs

Impacts Report	551

Maintaining Federal Court Services during COVID-19

This initiative will benefit all Canadians by enabling access to justice during the COVID-19 pandemic. Canadians who bring matters before the federal courts represent a spectrum of Canada’s diverse society, with cases from individuals, businesses and organizations, and government agencies.

Additionally, public health measures will directly benefit individuals who work in federal courts, such as court members, legal professionals, administrative staff, and human resources.

Preventing the Spread of COVID-19 in Correctional Institutions

This funding will disproportionately benefit Correctional Service of Canada staff and groups that are disproportionately incarcerated, notably Black and Indigenous communities, as well as men and people with disabilities and health problems.

For example, Black Canadians account for 7.2 per cent of federal inmates, but only 3.5 per cent of the Canadian population. Similarly, Indigenous peoples account for 30 per cent of those in federal custody, despite only representing approximately five per cent of the population. Among women inmates, 42 per cent are Indigenous. Over 95 per cent of inmates at federal institutions are men.

Data Sources: Statistics Canada, Correctional Service of Canada, Office of the Correctional Investigator

552	Annex 5

Enhancing Data Collection on Cyber Security Threats

This initiative is to continue the Cyber Security and Cybercrime Survey program, which allows the government to monitor trends, collect data, and better respond to cyber security threats that could affect people and businesses across the country.

In 2019, 21 per cent of Canadian businesses reported being impacted by cyber security incidents. The industrial sectors most commonly impacted were the information and cultural industries sector, the wholesale trade sector, and the professional, scientific and technical services sector. Better monitoring and information collection of cyber threats to the private sector is expected to benefit all Canadians

Improving How Access to Information Works for Canadians

The review of the Access to Information Act and improvements to the Access to Information Program will benefit all Canadians through strengthened transparency and accountability of Canada’s federal institutions. Those in the top user groups for access to information services are expected to benefit in particular. These include the media, scholars, librarians, and statisticians. Additionally, Indigenous organizations are expected to benefit as they are significant users of access to information, particularly when seeking information related to land and other claims.

Data Sources: Treasury Board of Canada Secretariat

Impacts Report	553

Supporting NORAD Modernization

These measures will directly benefit all Canadians by improving Canada’s national defence capabilities.

The economic activity generated by these measures is expected to benefit Indigenous communities in the North. This measure will also indirectly benefit certain industries, such as construction trades, engineering, and aerospace, which tend to have workforces that predominantly are men.

Data Sources: Innovation, Science and Economic Development Canada, and Statistics Canada

Increasing Canada’s Contributions to NATO

All Canadians will benefit from an increase in their defence and security, and the promotion of peace.

The increased contribution to the NATO Readiness Initiative will lead to increased expenditures on the maintenance of defence equipment. This will indirectly benefit Canada’s defence industries, whose employees are predominantly men. For example, 81 per cent of employees in aerospace and 87 per cent of employees in shipbuilding are men.

Data Sources: Statistics Canada, NATO

554	Annex 5

Advancing the Safer Skies Initiative

This measure will benefit all Canadians by reducing civil aviation safety risk. As people with higher incomes have a greater propensity for air travel, they are expected to benefit more from this measure than other Canadians. Canadian travellers who fly more frequently near conflict zones due to family ties or work obligations will benefit relatively more than other Canadian travellers.

Data Source: Statistics Canada

Sustaining Health Services for the Canadian Armed Forces

This measure benefits all Canadians by ensuring that members of the Canadian Armed Forces receive quality health care so that they are able to deploy when needed.

It will also directly benefit members of the Canadian Armed Forces, who are predominantly men (84 per cent). Indirectly, this measure will benefit health care professionals, who are more highly educated and earn higher incomes than the Canadian population. While Canadian Armed Forces health care personnel are predominantly men, employees in the Canadian health care sector are predominantly women (78.7 per cent).

Data Sources: Statistics Canada

Impacts Report	555

Better Equipping Our Coast Guard and Military

The efficient procurement of equipment and ships in support of Canada’s defence policy and in support of the Canadian Coast Guard will directly benefit all Canadians.

Indirectly, this measure will benefit workers employed as procurement specialists, who are generally more highly educated and earn higher incomes than the Canadian population.

Data Sources: Statistics Canada

Ensuring Procurement Partners Respect Canada’s Economic Interests

This measure could incentivize bidders on defence procurements not to harm Canada’s economic interests, potentially benefiting Canadian jobs. However, there is a risk that bidders may decide to withdraw work from Canada as a result of a negative assessment, or due to perceptions that the policy will reduce their opportunities in Canada.

Any impacts would likely directly affect Canada’s defence industries, whose employees are predominantly men. For example, 81 per cent of employees in aerospace and 87 per cent of employees in shipbuilding are men.

Data Sources: Statistics Canada

556	Annex 5

Recapitalization of FinDev Canada

This initiative benefits lower-income workers, including female workers, in the agribusiness, financial services, and Green Growth Sectors in sub-Saharan Africa, Latin America and the Caribbean.

The indirect beneficiaries of this recapitalization are lower-income individuals in sub-Saharan Africa, Latin America and the Caribbean. All Canadians benefit since they are safer and more prosperous when the rest of the world is more prosperous and healthy.

Data Sources: United Nations, UN Women, OECD, World Bank, ILO, IEA, GTAP

Supporting Parole Board of Canada Operations

This funding will support the Parole Board of Canada staff, and offenders in Canada seeking parole. Groups that are disproportionately incarcerated and therefore seeking parole will benefit, notably Black and Indigenous communities, as well as men and people with disabilities and health problems. For example, Black Canadians account for 7.2 per cent of federal inmates, but only 3.5 per cent of the Canadian population. Similarly, Indigenous peoples account for 30 per cent of those in federal custody, despite only representing approximately five per cent of the population. Among women inmates, 42 per cent are Indigenous. Over 95 per cent of inmates at federal institutions are men.

Data Sources: Statistics Canada, Correctional Service of Canada, Office of the Correctional Investigator

Impacts Report	557

Enhancing IM/IT Systems to Support Transparent Lobbying

Effective systems to support transparent lobbying in Canada benefit all Canadians.

Indirect benefits of hiring and spending related to IM/IT systems are expected to accrue unequally to men, due to the overrepresentation of men in IM/IT fields.

Leaders’ Debates Commission

Enhanced independence and structure around the organization of leaders’ debates during federal elections will benefit all Canadians. Groups generally disadvantaged when it comes to broadcasting accessibility, such as minority language communities and Canadians with disabilities, would particularly benefit as part of the Commission’s mandate is to ensure accessibility.

Modernizing the Department of National Defence’s Information Systems

These measures will enhance the operational efficiency and readiness of the Canadian Armed Forces, which will benefit all Canadians. These measures will also directly benefit members of the Canadian Armed Forces and employees of the Department of National Defence, who benefit from these information systems to manage the equipment they need to do their jobs, and to ensure the accuracy of civilian pay. These groups are predominantly men (84 per cent and 59 per cent, respectively). These measures will indirectly benefit workers in the computer science and engineering professions, who will benefit from the associated employment opportunities. This occupational group is approximately 80 per cent men, and of higher education and income than the Canadian population.

Data Sources: Statistics Canada

Chapter 10: Responsible Government

558	Annex 5

This section includes gender and diversity impact analyses for remaining Budget 2021 measures in Chapter 10.

Digital Services Tax

The measure would have a direct impact on large corporations earning revenue from specified digital services. It would benefit all Canadians by ensuring that corporations pay a fair share of tax in respect of their activity in Canada. In terms of indirect impacts, to the extent that Canadian individuals are shareholders of large corporations that pay higher taxes as a result of the measure, and higher taxes result in lower dividend distributions, men and higher-income individuals are more likely to be negatively affected. To the extent that any of the tax is passed on directly or indirectly to Canadian consumers, the impact is likely to be greater on men.

Data Sources: Canada Revenue Agency, Statistics Canada

Luxury Tax

This measure will likely have negative impacts on higher-income Canadians, as they are more likely to purchase luxury cars, personal aircraft, and boats. The automobile, aviation and boating sectors may also be affected.

Based on vehicle retail sales data and assumptions regarding vehicle sale prices, high income individuals (more likely male) between 30-60 years old in Ontario, Alberta, Quebec, and British Columbia would be the most affected by the tax.

Data Sources: Statistics Canada

Impacts Report	559

Tax on Unproductive Use of Canadian Housing by Foreign Nonresident Owners

This measure benefits all Canadians by discouraging the underutilization of Canadian housing by foreign, non-resident owners. The measure predominantly benefits low- and middle-income individuals and households living in urban areas by improving housing affordability through increasing the supply of rental housing and homes available for sale for owner occupancy.

Tackling Tax Avoidance and Evasion and Strengthening the CRA

The Canadian Revenue Agency (CRA) will further increase targeted audits with a focus on large businesses and better collection of outstanding tax debt. When considering Canadian individuals that are shareholders of large enterprises, tax data show that men, older Canadians and those with higher incomes receive a larger share of taxable dividends compared to other groups.

This will benefit all Canadians via a fair and equitable tax system, increased federal revenues and, lower debt charges.

Tax evasion and aggressive tax planning can be found among all segments of the population but mostly among the wealthiest groups. CRA data also indicate that men are more likely to be non-compliant.

Data Sources: Canada Revenue Agency, Organisation for Economic Co-operation and Development

560	Annex 5

Limitations on Excessive Interest Deductions

This measure aims at protecting the tax base and therefore benefits all Canadians. The primary group targeted by the measure is larger enterprises, and the proposal would affect this group negatively by placing a limit on the amounts of interest they may deduct. To the extent that Canadian individuals are shareholders of these enterprises, it may be assumed that men, older Canadians and those with higher incomes would be more likely to be adversely affected than others. Tax data show that: men received 65 per cent of the value of taxable dividends in 2018; taxpayers in the top income bracket received about 43 per cent of dividends, even though they only comprised one per cent of all tax filers; and seniors and other adults over 30 received 98 per cent of the value of dividends.

Data Sources: Internal administrative data

Hybrid Mismatch Arrangements

This measure aims at protecting the tax base and therefore benefits all Canadians. The primary group targeted for enforcement is large multinational enterprises that use hybrid mismatch arrangements in structuring their cross-border investments. By eliminating the Canadian tax benefit arising from these arrangements, the proposal would affect this group negatively. To the extent that Canadian individuals are shareholders of these enterprises, it may be assumed that men and higher-income individuals would be more likely to be adversely affected. Tax data indicate that corporate distributions are generally received disproportionately by men (who received 63.1 per cent of total dividends paid by corporations to Canadian individuals in 2015) and higher-income individuals.

Data Sources: Canada Revenue Agency

Impacts Report	561

Consultation on Mandatory Disclosure Rules

These measures are aimed at combatting aggressive tax avoidance and evasion. If these measures are enacted, it is expected that the government will be able to collect more tax revenues which will benefit all Canadians.

Action Against Money Laundering and Terrorist Financing

These initiatives will help reduce potential threats to the security and stability of Canada’s financial system stemming from money laundering and terrorist financing. Strengthening Canada’s Anti-Money Laundering and Anti-Terrorist Financing Regime may benefit people victimized by money laundering, terrorist financing, and offences linked to these crimes. Victimized groups are more likely to include women, children, the elderly, persons with disabilities, persons suffering from addiction, and newcomers to Canada.

Action Against Money Laundering and Terrorist Financing-Tax Measures

These initiatives will strengthen the ability of the Canada Revenue Agency to protect the charitable registration system from being abused for terrorist financing purposes.

This specific proposal is targeted at registered charities but is expected to benefit all Canadians, particularly vulnerable and marginalized persons in communities that are likely to be targeted by those supporting terrorism or seeking to radicalize individuals towards violence. Young men are more likely to be susceptible to radicalization efforts.

562	Annex 5

Beneficial Ownership Transparency

Advancing a beneficial ownership registry will help Canada counter a broad array of crimes, for which the gender, ethnicity, age, and socio-economic status of the victims vary greatly. All Canadians are expected to benefit.

Combatting Abusive Tax Collection Avoidance Schemes

This is a tax integrity measure that targets aggressive tax planning and the avoidance of the collection of tax debt by a small number of tax planners that are marketing these schemes to wealthy and corporate taxpayers. This measure protects the tax base on behalf of all Canadians to benefit the Canadian population in general.

Data Sources: Canada Revenue Agency

Improving Duty and Tax Collection on Imported Goods

This initiative is a customs duty compliance measure designed to ensure that all importers value their imported goods on the same basis. This initiative promotes fairness by ensuring that all importers are treated equally. Similarly, the payment process modernizations apply to all importers.

This initiative will result in increased duty revenues to the government, benefiting all Canadians.

Impacts Report	563

Retail Payment Oversight Framework

The retail payment oversight framework will ensure safer and more secure payment services for Canadian businesses and consumers, which broadly represent the Canadian population. While the framework is expected to benefit all Canadians, those with lower levels of financial literacy are expected to greatly benefit from stronger regulatory oversight.

E-Payroll to Help Businesses

The Canada Revenue Agency will lead consultations and government-wide efforts to analyse and develop potential options to implement an e-payroll solution for the Government of Canada.

A fully operational e-payroll system has the potential to deliver a range of benefits to Canadians. In particular, it could enhance and streamline the delivery of services and benefit payments, which would primarily benefit lowerincome Canadians such as single parents and the working poor, through more timely access to income-tested benefits. E-payroll could also lower costs and facilitate compliance for employers. The reduction of administrative burden will support all employers in Canada. As of December 2019, 97.9 per cent of businesses in Canada were small businesses.

Data Sources: Canada Revenue Agency; Organisation for Economic Co-operation and Development; Innovation, Science and Economic Development Canada

Protecting Taxpayer Information

These investments are designed to protect taxpayers’ and benefit recipients’ data from unauthorized access and loss, which will directly benefit all Canadians. The Canada Revenue Agency notes that the increased protection of data could be seen as an indirect benefit for groups most often targeted by identity theft – seniors, individuals with an income larger than $75,000, and individuals between 25 and 34 years of age. However, these indirect benefits are difficult to quantify.

Data Sources: Canada Revenue Agency

564	Annex 5

Modernizing CRA Services

The Canada Revenue Agency (CRA) processes over 2 million adjustments to personal income tax returns requested by taxpayers each year. Timely resolution of these adjustments will improve service to all Canadians by ensuring that credits and benefits to which they are entitled are calculated accurately and received in a timely manner. Benefits are expected to accrue for all Canadians that adjust their tax returns. Timeliness of provision of incometested benefits and government transfers will be positive for diverse groups of vulnerable Canadians, particularly lower-income individuals. In addition, the simplified credit and benefit return and Canada Child Benefit form for Indigenous individuals will further enable quick and easy access to benefits and credits for this group.

Data Sources: Canada Revenue Agency

Canadian Digital Service

The Canadian Digital Service (CDS) directly benefits Canadians and all other users of government on-line services. The CDS focuses on services that achieve high standards of accessibility and on meeting the needs of diverse populations, such as veterans, businesses seeking to respond to government tenders, and those applying for COVID-19 economic relief measures. In particular, the CDS focuses on those who might be otherwise underserved or marginalized. Recent work of the CDS has included development of the COVID Alert App, and GC Notify, a platform to provide vital email and text messaging services for an array of COVID-19 services.

Data Sources: Treasury Board of Canada Secretariat

Impacts Report	565

Measuring What Matters

Improving Statistics Canada’s capacity for quality of life measurement is expected to benefit all Canadians. In particular, addressing data gaps will help shed light on how non-economic, societal, and environmental factors are contributing to Canadians’ quality of life. Better data will also help to identify and close gaps in socio-economic outcomes for different demographic groups such as women, persons at risk of poverty, black and racialized communities, Indigenous communities, and seniors. Greater emphasis on long-term implications of decisionmaking benefits younger generations.

Data Sources: Statistics Canada

Reducing Government Travel

All Canadians will benefit from fiscal cost savings and the efficient use of federal government resources.

This initiative will lead to somewhat lower travel and other expenditures within federal departments, but it is hard to predict how these reductions will be implemented across departments. In aggregate, these impacts will be more than offset by the increased expenditures associated with new budget measures.

566	Annex 5

Government Information Technology Operations

Measures to support Improving and Defending our Cyber Networks, Modernizing Critical IT Infrastructure by Shared Services Canada, Supporting Efficient, Stable Digital Applications, and the Office of the Chief Information Officer of the Government of Canada are expected to benefit all Canadians through more secure and reliable digital government services and internal operations. Persons with disabilities, over the age of 60, or living in rural or remote areas may benefit most from investments in networking and digital applications if they have difficulty accessing government services in person. Indirectly, men may benefit disproportionately as new IT staff and procurements come from the science, technology, engineering, and math (STEM) field, which has predominantly male workers.

Modernizing Critical IT Infrastructure: Service Canada

This initiative is intended to improve the efficiency of government operations and improve service to beneficiaries. About 55 per cent of the 6.7 million Old Age Security (OAS) beneficiaries are women, while about 54 per cent of roughly 1.8 million new Employment Insurance (EI) claimants annually in recent pre-pandemic years were men. The initiative will also lead to more work for those in the information management / information technology (IMIT) field, which is male dominated.

The intergenerational impact is balanced, as beneficiaries include EI claimants, OAS/GIS recipients and IMIT sector workers.

The overall distributional impact is neutral: the improved service for EI recipients and about 2.2 million lower income seniors who receive the Guaranteed Income Supplement (GIS) under the OAS program is balanced by the positive effects on the higher incomes of IMIT workers.

Data Sources: EI Monitoring and Assessment Report; Old Age Security and Canada Pension Plan Statistical Bulletin

Impacts Report	567

Eliminating the Backlog of Pay Problems and Stabilizing Human Resources, Pay, and Pensions

All federal public service employees are expected to benefit from an HR-Pay- Pension system that provides timely and accurate pay and supports employees from recruitment through retirement. Specific employee groups who have been affected the most by pay issues may benefit the most, including employees on maternity, parental, or disability leave; new employees (particularly students); employees departing the public service; and single-income households.

Data Sources: Treasury Board of Canada Secretariat

Advancing Public Service Job Classification

The Classification Program supports a diverse workplace that ensures that the value of work performed by public servants is determined fairly and transparently. It also ensures that qualification standards are free from bias based on gender, age, education, language, culture, and income. This also supports the modernization of various occupational groups in the public service, some of which are comprised mainly of women, ensuring that the principle of equal pay for work of equal value is upheld.

Data Sources: Treasury Board of Canada Secretariat, Statistics Canada

Modernizing Leave Without Pay Provisions

Amendments to the Public Service Superannuation Regulations will directly benefit federal employees covered by the Public Service Superannuation Act, in particular caregivers, who are disproportionally women. Reducing the gendered financial impact of taking caregiving leave can reduce financial pressures on caregivers who opt to take leave without pay.

Data Sources: Public Services and Procurement Canada, Treasury Board of Canada Secretariat

568	Annex 5

Justice Canada Employee Benefit Plan Rate Change

This is a technical adjustment to account for a change to Employee Benefit Plan rates charged on legal services to federal departments.

Improving Federal Asset Management

This measure is expected to benefit all Canadians through improved management of federal assets and greener operations of government by helping to integrate greenhouse gas reduction into real property planning. The real property industry is expected to benefit as consultants are engaged from that sector. Men are slightly more common than women in the federal real property field, representing 59 per cent of the workforce, but women are slightly more represented in the overall public service at around 55 per cent.

Data Sources: Treasury Board of Canada Secretariat

Supporting Government Translation and Interpretation Services

This support benefits all Canadians by promoting both official languages and facilitating greater engagement for unilingual speakers. According to the 2016 Census, approximately 90 per cent of people in Canada self-report English-only or French-only as their official language of choice. Translation and interpretation services also improve accessibility for those requiring sign-language interpretation.

Data Sources: Statistics Canada

Impacts Report	569

Procurement Workforce

All Canadians are expected to benefit from an efficient and effective public service. Additionally, current and future public servants of Public Services and Procurement Canada will benefit from an increase in the procurement workforce, and the support for complex contracts. Indirectly, Canadian federal suppliers will benefit from the greater resources available to procurement officers. As of March 31, 2019, Public Services and Procurement’s workforce identified as 59.6 per cent women; 3.5 per cent Indigenous peoples; 5.1 per cent persons with disabilities; and, 15.5 per cent members of a visible minority group.

Public Services and Procurement Canada Program Integrity

All Canadians will ultimately benefit from the measure, which will allow Public Services and Procurement Canada (PSPC) to continue providing procurement support to other departments, including the Public Health Agency of Canada, for personal protective equipment, vaccines, and other necessary services in the fight against COVID-19. Public servants of PSPC will directly benefit from the measure. As of March 31, 2019, PSPC’s workforce identified as: 59.6 per cent women, 3.5 per cent Indigenous peoples, 5.1 per cent persons with disabilities, and 15.5 per cent members of a visible minority group.

570	Annex 5

Supporting the Public Service Occupational Health Program

This program directly benefits federal public service employees. In particular, employees in high-risk and scientific positions from the program’s five major client departments (Canada Border Services Agency, Department of Fisheries and Oceans, Global Affairs Canada, Department of National Defence, and Correctional Services Canada) benefit from increased support for the program. Workforces for most of these departments are gender-balanced, with the exception of the Department of Fisheries and Oceans and the Department of National Defence. These departments disproportionately employ men, at 64 per cent and 60 per cent, respectively. The average age of employees across all departments is 43 years old, and the majority of employees speak English as their first language.

Data Source: Government of Canada

Renewing funding for the Office of Public Service Accessibility

This initiative directly benefits persons with disabilities in the Public Service by addressing barriers and improving representation, accessibility and inclusion. Currently, the representation of persons with disabilities is 5.3 per cent while the latest workforce availability number for persons with disabilities is nine per cent.

Data Sources: Statistics Canada, 2017 Canadian Survey on Disability, Public Service Employee Survey and Employment Equity Data

Impacts Report	571

Addressing Financial Impacts on Atomic Energy of Canada Limited

Construction and trade workers undertaking capital projects at Chalk River Laboratories, who are mostly men, will benefit from the government addressing COVID-19’s financial impacts on Atomic Energy of Canada Limited’s operations. Scientific staff undertaking research projects, who are predominantly older men, will also directly benefit.

This proposal will provide an indirect stimulus effect on the communities surrounding Chalk River Laboratories in Renfrew County, Ontario.

Data Sources: Statistics Canada

Strengthening Capital Markets Stability and Enforcement

The funding to the Canadian Securities Transition Office will support advice to the Government of Canada on strengthening capital markets systemic risk management and enhancing criminal enforcement. All Canadians benefit from this support.

572	Annex 5

CRA Administrative Funding for Certain Budget 2019 Measures

This measure provides funding to the Canada Revenue Agency (CRA) for previously announced measures including the administration of the Qualifying Canadian Journalism Organizations designation process, Canadian Journalism Labour Tax Credit, Canada Training Credit, and permitting new types of annuities under registered plans.

This funding is expected to benefit recipients of these credits and other CRA support who would be able to better access these tax measures and avail themselves of additional or enhanced services provided by the CRA. It will also provide new jobs within the federal public service. This measure is expected to be gender balanced. According to statistics from the Treasury Board Secretariat, approximately 55 per cent of employees in the core federal public service were women, and the public service is representative of the broader Canadian population.

Data Sources: Treasury Board Secretariat: 2018-2019 Annual report to Parliament on Employment Equity in the Public Service of Canada.

Supporting the Ongoing Delivery of Benefits to Canadians

This measure will benefit all Canadians by ensuring in-person services continue to be safely delivered and benefits continue to be delivered on time. This measure indirectly benefits economically vulnerable Canadians who access programs delivered by Service Canada such as Employment Insurance, Old Age Security and the Canada Pension Plan. Investments that support in-person access in Service Canada Centres are likely to benefit Canadians living in rural areas, individuals that are not familiar with digital technologies, and Indigenous people, as data show they are more likely to access inperson services.

Data Sources: Service Canada

Impacts Report	573

Budget 2021 Annex Measures

Amendment of the Government Annuities Improvement Act

This initiative has no distributional impact, as it simply eliminates duplicative audit requirements for Government Annuities. Annuitants will continue to have access to the same information through the Public Accounts or the actuarial reports published by the Chief Actuary.

Extending Temporary Provisions Related to the Employment Insurance Emergency Response Benefit

Extending these provisions should benefit women and men relatively equally, as EI ERB claims were largely gender-balanced. Men and women accounted for 51.4 per cent and 48.5 per cent of all claims, respectively.

Individuals ages 25 and 54 accounted for the majority of claimants. About 3.7 million unique clients received this benefit between March and October 2020.

Data Sources: Employment and Social Development Canada.

Labour Program Authority to use the Social Insurance Number

This legislative amendment directly benefits all workers in the federally regulated private sector who need to access program supports (e.g., occupational health and safety) through the Labour Program at Employment and Social Development Canada.

Providing the Labour Program with authority to use the Social Insurance Number is expected to benefit more men than women, as men make up 61 per cent of workers in the federally regulated private sector.

574	Annex 5

Social Security Tribunal Reforms

This initiative will have a direct positive impact on a gender-balanced population of individuals above the age of 50, and, in particular, for those with disabilities. Canada Pension Plan disability applicants represented 79 per cent of all appeals in the Income Security stream in 2018-19. The average age of Canada Pension Plan disability beneficiaries is around 55 years.

Data Sources: Administrative data

Modernizing the Fiscal Stabilization Program

All provincial governments are eligible for Fiscal Stabilization payments if eligibility criteria are met. The provincial governments have the flexibility to direct Fiscal Stabilization payments according to their priorities and the needs of their residents. The federal government does not place restrictions on, or require reporting on, provincial use of Fiscal Stabilization payments.

Additional Fiscal Equalization Offset Payments to Nova Scotia

This proposal will exclusively benefit residents of the province of Nova Scotia. The government of Nova Scotia will have the flexibility to direct the payments according to its priorities and the needs of its residents. The federal government does not place restrictions on, or require reporting on, provincial use of additional fiscal equalization offset payments.

Impacts Report	575

Financial Sector Legislative Measures

The measures seek to improve the governance and functioning of Canada’s financial sector and institutions, changes which are expected to benefit all Canadians through a strong economy and strong public institutions such as strengthening the Canada Deposit Insurance Corporation, enhancing consumer protection, and ensuring the integrity of Canada’s financial system through strong anti-money laundering and anti-terrorist financing policies. Combatting money laundering and terrorist financing will benefit people who are victimized by these and other related crimes, particularly vulnerable groups, such as women and children, who are more likely to be victimized.

Financial Institution Restructuring Powers (FIRP) Extension

These are technical measures that would improve the resolution framework. These powers apply when CDIC takes control of a failing bank and are intended to mitigate contagion and loss of value – they do not affect deposits and payouts.

A sound resolution framework is a foundational element of financial stability in Canada, which will benefit all Canadians, even those who do not rely on the financial security of deposits at CDIC member institutions.

Strengthening the Canadian Deposit Insurance Framework

These are technical measures that would improve the deposit insurance framework which is a foundational element of financial stability in Canada. Improved financial stability will benefit all Canadians, even those who do not rely on the financial security of deposits at CDIC member institutions.

Canadians are a highly banked population. 99 per cent of Canadians have a bank account.

576	Annex 5

2023 Sunset Date of Financial Institutions Statutes

This measure benefits all Canadians by ensuring federally regulated financial institutions, on which many Canadians rely, can continue to operate beyond 2023.

Revised Framework for Negotiated Contribution Pension Plans

The revised framework will benefit all active workers of federally regulated negotiated contribution pension plans, as well as retirees, and other beneficiaries such as surviving spouses, regardless of identity characteristics. Employees participating in federally regulated pension plans are broadly gender-balanced, with women accounting for approximately 45 per cent of active workers participating in federally regulated private pension plans.

Audit Authorities

This measure will benefit all Canadians by enhancing the ability of the Canada Revenue Agency to administer the Income Tax Act and other federal statutes.

Impacts Report	577

Optimizing Digital in a COVID-19 Environment

These measures encourage the take up of digital services and remove outdated requirements for paper interactions between the Canada Revenue Agency and taxpayers. The measures would allow the Canada Revenue Agency to more efficiently administer the tax system and result in faster, more convenient and accurate service, while also enhancing security.

While some Canadians may have limited access to electronic services, such as internet usage, certain aspects of the measures are intended to mitigate this negative impact.

Postdoctoral Fellowship Income

This measure directly benefits postdoctoral fellows who contribute to RRSPs. Men represent approximately 58 per cent of postdoctoral fellows and approximately 53 per cent of RRSP contributors.

Data Sources: Internal administrative data; Canadian Association of Postdoctoral Scholars

Taxes Applicable to Registered Investments

The measure directly benefits mutual funds that are registered investments, indirectly providing tax relief to taxpayers who invest by means other than their registered retirement savings. It will likely have a small distributional effect in favour of higher-income investors.

Data Sources: Canada Revenue Agency

578	Annex 5

Fixing Contribution Errors in Defined Contribution Pension Plans

This measure provides an efficient process for employers to correct errors in contributions to registered pension plans in prior taxation years. It has a marginal impact on the growth of individuals’ retirement savings.

Data Sources: Canada Revenue Agency

Input Tax Credit Information Requirements

This measure will amend certain information requirements for businesses that claim input tax credits to recover the Goods and Services Tax/Harmonized Sales Tax that they pay in respect of goods and services used as inputs in their commercial activities. It is expected that the amendments will not have measurable benefits or negative consequences for individuals in Canada on the basis of their gender, age, ethnicity, or other demographic characteristics.

GST New Housing Rebate Conditions

This measure benefits individuals buying a new home that may require a co-signor or guarantor in order to secure the necessary financing. These individuals tend to be loweror middle-income individuals with a particular income or credit profile.

Impacts Report	579

Extending Timelines for the Film or Video Production Tax Credits

This measure directly benefits shareholders of film and video production companies. While shareholders are predominantly male and higher income, no data is available on shareholders in this specific sector. This measure is also expected to indirectly benefit employees in the film or video sector. Statistics Canada data from 2020 for the information, culture and recreation sector indicates that roughly 44 per cent of employees are women.

Data Sources: Statistics Canada

Clarifying the Provincial-Use Rebate under the Excise Tax Act

The measure is a technical amendment providing additional clarification on the provincial-use rebate for the excise tax on products such as gasoline and diesel. The measure is not expected to affect individuals differently on the basis of gender, income, age, or other demographic characteristics.

Tax Treatment of Emergency Benefit Amounts

This measure is expected to disproportionately benefit lower-income individuals. Lower-income individuals are more likely to have experienced unusually high income due to emergency benefit receipt, and could thus benefit from a deduction available in the year of benefit receipt as opposed to the year of repayment.

580	Annex 5

Annex 6

Tax Measures:

Supplementary Information

Table of Contents

Annex 6 Tax Measures: Supplementary Information	583
Overview	585
Personal Income Tax Measures	588
Disability Tax Credit	588
Canada Workers Benefit	591
Northern Residents Deductions	593
Postdoctoral Fellowship Income	596
Tax Treatment of COVID-19 Benefit Amounts	596
Fixing Contribution Errors in Defined Contribution Pension Plans	597
Taxes Applicable to Registered Investments	598
Registration and Revocation Rules Applicable to Charities	599
Electronic Filing and Certification of Tax and Information Returns	601
Business Income Tax Measures	603
Emergency Business Supports	603
Canada Emergency Wage Subsidy	604
Canada Emergency Rent Subsidy and Lockdown Support	610
Canada Recovery Hiring Program	610
Immediate Expensing	614
Rate Reduction for Zero-Emission Technology Manufacturers	617
Capital Cost Allowance for Clean Energy Equipment	620
Film or Video Production Tax Credits	628
Mandatory Disclosure Rules	629
Avoidance of Tax Debts	639
Audit Authorities	641
International Tax Measures	642
Base Erosion and Profit Shifting	642
Interest Deductibility Limits	643
Hybrid Mismatch Arrangements	647
Sales and Excise Tax Measures	649

Tax Measures: Supplementary Information	583

Application of the GST/HST to E-commerce	649
Input Tax Credit Information Requirements	652
GST New Housing Rebate Conditions	653
Rebate of Excise Tax for Goods Purchased by Provinces	654
Excise Duty on Tobacco	654
Excise Duty on Vaping Products	655
Tax on Select Luxury Goods	659
Customs Tariff and Tax Measures	661
Duty and Tax Collection on Imported Goods	661
Previously Announced Measures	662

Notice of Ways and Means Motion to amend the Income Tax Act and Other Related Legislation

Notice of Ways and Means Motion to amend the Excise Tax Act

Notice of Ways and Means Motion to amend the Excise Act, 2001 and Other Legislation

Notice of Ways and Means Motion to introduce an Act to implement a Tax on Select Luxury Goods

Draft Amendments to Various GST/HST Regulations

584	Annex 6

Overview

This annex provides detailed information on tax measures proposed in the Budget.

Table 1 lists these measures and provides estimates of their fiscal impact.

The annex also provides Notices of Ways and Means Motions to amend the Income Tax Act, the Excise Tax Act, the Excise Act, 2001 and other legislation and draft amendments to various regulations.

In this annex, references to “Budget Day” are to be read as references to the day on which this Budget is presented.

Tax Measures: Supplementary Information	585

Table 1

Cost of Proposed Tax Measures1, 2

Fiscal Costs (millions of dollars)

	2020 – 2021	2021 – 2022	2022 – 2023	2023 – 2024	2024 – 2025	2025 – 2026	Total
Personal Income Tax
Disability Tax Credit	-	19	84	90	91	92	376
Canada Workers Benefit	460	1,795	1,670	1,665	1,665	1,675	8,930
Northern Residents Deductions	-	26	26	26	26	26	128
Postdoctoral Fellowship Income	-	-	-	-	1	1	2
Tax Treatment of COVID-19 Benefit Amounts	-	-	-	-	-	-	-
Fixing Contribution Errors in Defined Contribution Pension Plans	-	1	-	-	-	-	1
Taxes Applicable to Registered Investments	2	6	6	6	6	6	32
Registration and Revocation Rules Applicable to Charities	-	-	-	-	-	-	-
Electronic Filing and Certification of Tax and Information Returns	-	-	-	-	-	-	-
Business Income Tax Measures
Emergency Business Supports
Canada Emergency Wage Subsidy	-	10,140	-	-	-	-	10,140
Canada Emergency Rent Subsidy and Lockdown Support	-	1,920	-	-	-	-	1,920
Canada Recovery Hiring Program	-	595	-	-	-	-	595
Immediate Expensing	-	615	1,055	985	-145	-265	2,245
Rate Reduction for Zero-Emission Technology Manufacturers	-	1	10	10	10	15	46
Capital Cost Allowance for Clean Energy Equipment	-	14	22	30	34	42	142
Film or Video Production Tax Credits	-	-	20	25	15	5	65
Mandatory Disclosure Rules	-	-	-	-	-	-	-
Avoidance of Tax Debts	-	-	-	-	-	-	-
Audit Authorities	-	-	-	-	-	-	-

586	Annex 6

Table 1

Cost of Proposed Tax Measures1, 2

Fiscal Costs (millions of dollars)

	2020 – 2021	2021 – 2022	2022 – 2023	2023 – 2024	2024 – 2025	2025 – 2026	Total
International Tax Measures
Base Erosion and Profit Shifting
Interest Deductibility Limits[3]	-	-26	-398	-1,329	-1,754	-1,809	-5,316
Hybrid Mismatch Arrangements	-	-	-130	-205	-215	-225	-775
Sales and Excise Tax Measures
Application of the GST/HST to E-commerce[4]	-	-	-	-	-	-	-
Input Tax Credit Information Requirements	-	-	-	-	-	-	-
GST New Housing Rebate Conditions	-	-	-	-	-	-	-
Rebate of Excise Tax for Goods Purchased by Provinces	-	-	-	-	-	-	-
Excise Duty on Tobacco	-	-415	-440	-435	-425	-420	-2,135
Tax on Select Luxury Goods	-	-34	-140	-140	-145	-145	-604
Customs Tariff and Tax Measures
Duty and Tax Collection on Imported Goods	-	-88	-150	-150	-150	-150	-688
Other Tax Measures[5]
Digital Services Tax	-	-200	-700	-800	-800	-900	-3,400
Less: Amounts Provisioned in the Fiscal Framework	-	200	700	800	800	900	3,400
Administrative Costs	-	17	7	4	4	4	35
Tax on Unproductive Use of Canadian Housing by Foreign Non-resident Owners	-	-	-200	-170	-165	-165	-700

[1]	A “–” indicates a nil amount, a small amount (less than $500,000) or an amount that cannot be determined in respect of a measure that is intended to protect the tax base.

[2]	Totals may not add due to rounding.

[3]	An important proportion of the overall projected revenue impact (75%) relates to the expectation that the measure will help in preventing the shifting of debt into Canada.

[4]	The projected revenues from the GST/HST e-commerce proposals are set out in the 2020 Fall Economic Statement and have already been provisioned in the fiscal framework. This budget describes revisions to those proposals and the associated draft legislation in the attached Notice of Ways and Means Motion, following consultations with stakeholders.

[5]	Details of these proposed tax measures are presented in Annex 7.

Tax Measures: Supplementary Information	587

Personal Income Tax Measures

Disability Tax Credit

The Disability Tax Credit (DTC) is a non-refundable tax credit that is intended to recognize the impact of non-itemizable disability-related costs on the ability to pay tax. For 2021, the value of the credit is $1,299.

To be eligible for the DTC, an individual must have a certificate confirming that they have a severe and prolonged impairment in physical or mental functions. The effects of the impairment must be such that, even with appropriate devices, medication and therapy, the individual is blind or is:

●	markedly restricted in their ability to perform a basic activity of daily living, or would be so restricted were it not for certain therapy (commonly referred to as “extensive life-sustaining therapy”); or

●	significantly restricted in their ability to perform more than one basic activity of daily living where the cumulative effect of those restrictions is comparable to being markedly restricted in a basic activity of daily living.

For these purposes, the Income Tax Act recognizes the following basic activities of daily living: walking; feeding or dressing oneself; mental functions necessary for everyday life; speaking; hearing; eliminating bodily waste; and, for the purposes of the “significantly restricted” test noted above, includes seeing.

A valid DTC certificate is also a requirement for accessing certain other tax-related measures, including Registered Disability Savings Plans, the Child Disability Benefit and the disability supplement to the Canada Workers Benefit.

Mental Functions Necessary for Everyday Life

Under current rules, mental functions necessary for everyday life include:

●	memory;

●	problem-solving, goal-setting and judgement (taken together); and

●	adaptive functioning.

To ensure that the eligibility criteria for the DTC better articulate the range of mental functions necessary for everyday life, Budget 2021 proposes that, for the purposes of the DTC, mental functions necessary for everyday life include:

●	attention;

●	concentration;

●	memory;

●	judgement;

●	perception of reality;

588	Annex 6

●	problem-solving;

●	goal-setting;

●	regulation of behaviour and emotions;

●	verbal and non-verbal comprehension; and

●	adaptive functioning.

Life-Sustaining Therapy

Under current rules, extensive life-sustaining therapy is therapy that:

●	is essential to sustain a vital function;

●	is required to be administered at least three times each week for a total duration averaging not less than 14 hours a week; and

●	cannot reasonably be expected to be of significant benefit to an individual who does not have a severe and prolonged impairment in physical or mental functions.

These requirements are intended to allow individuals to qualify for the DTC where they are undergoing therapies that have a significant impact on everyday living, comparable to the impact of being directly restricted in basic activities of daily living.

Under the current rules, time spent on the following activities may be included in determining time spent receiving therapy:

●	activities that require the individual to take time away from normal, everyday activities in order to receive the therapy;

●	where the therapy requires a regular dosage of medication that needs to be adjusted on a daily basis, activities directly involved in determining the appropriate dosage; and

●	in the case of a child who is unable to perform the activities related to the therapy as a result of their age, the time spent by the child’s primary caregivers to perform and supervise these activities for the child.

Time spent on the following activities cannot be included in determining time spent receiving therapy: activities related to dietary or exercise restrictions or regimes (even if those restrictions or regimes are a factor in determining the daily dosage of medication), travel time, medical appointments, shopping for medication and recuperation after therapy.

Tax Measures: Supplementary Information	589

These rules can result in important components of therapy being excluded from the calculation of therapy time. For example, the determination of the appropriate dosage of medicine for treating diabetes in individuals who are insulin-dependent may require precise recording of dietary intake. In a similar fashion, therapy that involves the consumption of medical food or medical formula (such as for treating certain inherited metabolic conditions) may require, as part of the treatment, the precise recording of the dietary intake of particular compounds.

To better recognize these aspects of therapy for the purposes of calculating time spent on therapy, while ensuring that everyday activities (such as normal management of a healthy diet) and discretionary activities are not taken into account for that purpose, Budget 2021 proposes to:

●	allow reasonable time spent determining dietary intake and/or physical exertion to be considered part of the therapy, where this information is essential to, and is undertaken for the purpose of, determining the dosage of medication that must be adjusted on a daily basis;

●	clarify that the exclusion of time for medical appointments does not apply to appointments to receive therapy or to determine the daily dosage of medication;

●	provide that the exclusion of time for recuperation after therapy does not apply to medically required recuperation; and

●	in the case of therapy that requires the daily consumption of a medical food or medical formula to limit intake of a particular compound to levels required for the proper development or functioning of the body, allow reasonable time spent on activities that are directly related to the determination of the amount of the compound that can be safely consumed to be considered part of the therapy.

Budget 2021 also proposes that, where an individual is incapable of performing their therapy on their own due to the impacts of their disability, the time reasonably required by another person to assist the individual in performing and supervising the therapy would be allowed to be counted.

Budget 2021 further proposes that the requirement that therapy be administered at least three times each week be reduced to two times each week. The requirement that therapy be of a duration averaging not less than 14 hours a week would remain unchanged.

These proposed changes would apply to the 2021 and subsequent taxation years, in respect of DTC certificates filed with the Minister of National Revenue on or after Royal Assent.

590	Annex 6

Canada Workers Benefit

The Canada Workers Benefit (CWB) is a non-taxable refundable tax credit that supplements the earnings of low- and modest-income workers and improves their work incentives. Under current law, in 2021, the CWB grows by 26 cents for every dollar of “working income” (generally employment and business income) in excess of $3,000, up to a maximum entitlement of $1,395 for single individuals without dependants, or $2,403 for families (couples and single parents). The benefit is then reduced by 12 per cent of adjusted net income in excess of $13,194 for single individuals without dependants, or $17,522 for families.

Budget 2021 proposes to enhance the CWB starting in 2021. This enhancement would increase:

●	the phase-in rate from 26 per cent to 27 per cent for single individuals without dependants as well as families;

●	the phase-out thresholds from $13,194 to $22,944 for single individuals without dependants and from $17,522 to $26,177 for families; and

●	the phase-out rate from 12 per cent to 15 per cent.

Chart 1 shows the proposed enhancement of the CWB in 2021 for a single individual without dependants and Chart 2 shows the same for families.

Tax Measures: Supplementary Information	591

The CWB also features a supplement that is available to individuals who are eligible for the Disability Tax Credit. Corresponding changes would be made to the disability supplement’s phase-in and reduction rates as well as the reduction threshold. Specifically, the supplement would phase out at a rate of 7.5 per cent for each individual in a couple where both individuals are in receipt of the supplement, and at a rate of 15 per cent otherwise. The reduction threshold would be increased to align with the point at which the base benefit is phased out completely (i.e., from $24,815 under current rules to $32,244, for single individuals without children, and from $37,548 under current rules to $42,197, for families).

To improve work incentives for secondary earners in a couple, Budget 2021 also proposes to introduce a “secondary earner exemption” to the CWB, a special rule for individuals with an eligible spouse. This would allow the spouse or common-law partner with the lower working income to exclude up to $14,000 of their working income in the computation of their adjusted net income, for the purpose of the CWB phase-out.

For example, in the absence of the secondary earner exemption, a dual-earner couple with adjusted family net income of $50,000 would receive no CWB in 2021. Suppose the secondary earner in this couple earned $20,000 of working income. With the introduction of the secondary earner exemption, the secondary earner’s adjusted net income would be reduced by the lesser of their working income ($20,000) and $14,000. The resulting adjusted family net income of $36,000 would entitle the couple to a benefit of $930.

The government recognizes the efforts that provinces and territories have taken

592	Annex 6

to improve work incentives for low- and modest-income individuals and families. To ensure that benefits are harmonized and that the CWB builds on these efforts, the government will continue to allow for province- or territory-specific changes to the design of the benefit through reconfiguration agreements, guided by the following principles:

●	they build on actions taken by the province or territory to improve work incentives;

●	they are cost-neutral to the federal government;

●	they provide for a minimum benefit for all recipients of the benefit; and

●	they preserve harmonization of the benefit with existing federal programs.

These measures would apply to the 2021 and subsequent taxation years. Indexation of amounts relating to the CWB would continue to apply after the 2021 taxation year, including the secondary earner exemption.

Northern Residents Deductions

Individuals who live in prescribed northern areas of Canada for at least six consecutive months beginning or ending in a taxation year may claim the Northern Residents Deductions in computing their taxable income for that year. These include both a residency component and a travel component.

The travel component allows a taxpayer receiving employer-provided travel benefits to deduct, in respect of a trip taken by the taxpayer or a member of the taxpayer’s household, up to the least of:

●	the amount of the employer-provided travel benefit received in respect of the trip;

●	the total travel expenses paid for the trip; and

●	the cost of the lowest return airfare to the nearest city designated in the Income Tax Regulations.

A taxpayer may deduct amounts in respect of travel for any number of trips made to obtain medical services not available locally and up to two trips per person per year for non-medical personal reasons. Residents of the prescribed Northern Zone may claim 100 per cent of the amounts described above, while residents of the prescribed Intermediate Zone may claim 50 per cent.

Budget 2021 proposes to expand access to the travel component of the Northern Residents Deductions. Under the new approach, subject to the other restrictions noted above, a taxpayer would have the option to claim, in respect of each of the taxpayer and each “eligible family member”, up to:

●	the amount of employer-provided travel benefits the taxpayer received in respect of travel by that individual; or

Tax Measures: Supplementary Information	593

●	a $1,200 standard amount that may be allocated across eligible trips taken by that individual.

After application of the 50-per-cent factor for residents of the Intermediate Zone, the second limit effectively becomes a $600 standard amount.

For these purposes, an eligible family member would be an individual living in the taxpayer’s household who is:

●	the spouse or common-law partner of the taxpayer;

●	a child of the taxpayer (including a child of the taxpayer’s spouse or common-law partner) under the age of 18; or

●	another individual who is related to the taxpayer and who is wholly dependent on the taxpayer (and/or on the taxpayer’s spouse or common-law partner) for support, and who is, except in the case of a parent or grandparent of the taxpayer, so dependent by reason of mental or physical infirmity.

If any taxpayer claims a deduction in respect of an employer-provided benefit for travel by the taxpayer or an eligible family member of the taxpayer in a year, no other taxpayer would be allowed to also claim all or part of the $1,200 standard amount in respect of travel by that first mentioned taxpayer or that eligible family member in that year. If any taxpayer claims all or part of the $1,200 standard amount in respect of travel by an individual, the maximum total amount that could be claimed in respect of that individual by all taxpayers would be $1,200.

Budget 2021 proposes that across all taxpayers in a given individual’s household, a maximum of two trips taken by that individual would be allowed to be claimed in total for non-medical personal travel in a year. A taxpayer would continue to be able to claim any number of trips for medical purposes.

In light of the proposed changes described above, claims for a given trip would be limited to the least of:

●	the amount of the employer-provided travel benefit received in respect of the trip or the amount allocated to that particular trip by the taxpayer out of the $1,200 standard amount;

●	the total travel expenses paid for that trip; and

●	the cost of the lowest return airfare to the nearest designated city.

594	Annex 6

Example:

●	Kim and her husband Ryan live in Whitehorse and have a 10-year-old child. Kim has higher income than her husband and claims all travel expenses for the household.

●	Kim receives a travel benefit of $1,500 from her employer in respect of each of two non-medical trips she took herself. She also receives a benefit of $1,000 in respect of a non-medical trip that Ryan took. Kim, Ryan, and their child also take one non-medical trip together, but do not receive any travel benefit for this trip.

●	Kim may claim up to two trips for non-medical reasons. She decides to claim the two trips for which she received a travel benefit, as the amount of her travel benefit is greater than the $1,200 standard amount. Kim is eligible to claim up to the amount of her travel benefit of $1,500, subject to a limit of her actual expenses and the lowest return airfare, in respect of each trip.

●	Kim decides not to claim the amount of the travel benefit she received for Ryan’s travel, as the amount she received is less than the $1,200 standard amount. Instead, she allocates the $1,200 standard amount across the two trips that Ryan took, and is eligible to deduct the amount allocated to each trip, subject to the actual expenses and the lowest return airfare for each trip.

●	Kim allocates the full $1,200 standard amount to the one trip her child took, and is eligible to deduct up to $1,200 for her child’s travel, subject to the actual expenses and the lowest return airfare in respect of that trip.

This measure would apply to the 2021 and subsequent taxation years.

Tax Measures: Supplementary Information	595

Strategic Environmental Assessment Statement

The proposal would effectively expand access to a rebate on the cost of travel, including carbon-intensive air travel. This may encourage additional travel among northern residents and result in associated greenhouse gas emissions. However, the rules of the deduction allow only two trips to be claimed in respect of any individual for non-medical personal reasons, and further limit the amount that may be claimed in respect of any trip. These rules constrain the circumstances in which an individual may receive a rebate in respect of additional travel taken in response to the proposal. Accordingly, any negative environmental impacts are expected to be negligible.

Postdoctoral Fellowship Income

For income tax purposes, postdoctoral fellows are generally not considered to be students. Thus, postdoctoral fellowship income generally does not qualify for the scholarship exemption from income tax. Although fully included in taxable income, and similar in nature to employment income, postdoctoral fellowship income does not currently qualify as “earned income” for the purpose of determining an individual’s contribution limit for a registered retirement savings plan (RRSP).

Budget 2021 proposes to include postdoctoral fellowship income in “earned income” for RRSP purposes. This would provide postdoctoral fellows with additional RRSP room in order to make deductible RRSP contributions.

This measure would apply in respect of postdoctoral fellowship income received in the 2021 and subsequent taxation years. This measure would also apply in respect of postdoctoral fellowship income received in the 2011 to 2020 taxation years, where the taxpayer submits a request in writing to the Canada Revenue Agency for an adjustment to their RRSP room for the relevant years.

Tax Treatment of COVID-19 Benefit Amounts

A range of taxable benefits have been made available to qualified individuals in response to the COVID-19 pandemic. Generally, if a benefit amount is repaid (for example, where an individual determines that they were not eligible for the benefit in question), this amount can only be deducted for income tax purposes in the year the repayment takes place. Therefore, if the repayment does not occur in the same year as the year of receipt of the benefit, an individual may owe tax in respect of the benefit for the year of receipt, while obtaining a deduction for the repayment amount in a future tax year.

596	Annex 6

Budget 2021 proposes to amend the Income Tax Act to allow individuals the option to claim a deduction in respect of the repayment of a COVID-19 benefit amount in computing their income for the year in which the benefit amount was received rather than the year in which the repayment was made. This option would be available for benefit amounts repaid at any time before 2023.

For these purposes, COVID-19 benefits would include:

●	Canada Emergency Response Benefits/Employment Insurance Emergency Response Benefits;

●	Canada Emergency Student Benefits;

●	Canada Recovery Benefits;

●	Canada Recovery Sickness Benefits; and

●	Canada Recovery Caregiving Benefits.

Individuals may only deduct benefit amounts once they have been repaid. An individual who makes a repayment, but who has already filed their income tax return for the year in which the benefit was received, would be able to request an adjustment to the return for that year.

Budget 2021 also proposes to amend the Income Tax Act to ensure that the COVID-19 benefit amounts noted above, and similar provincial or territorial benefit amounts, are included in the taxable income of those individuals who reside in Canada but are considered non-resident persons for income tax purposes. As a result, COVID-19 benefits received by these non-resident persons would be taxable in Canada in a manner generally similar to employment and business income earned in Canada.

Fixing Contribution Errors in Defined Contribution Pension Plans

The rules in the Income Tax Act do not currently permit pension plan administrators to accept retroactive contributions to employee accounts under a defined contribution pension plan in order to correct under-contribution errors in respect of prior years. Although in some circumstances over-contribution errors may be corrected by refunding the excess to the contributor, these rules have been found to be cumbersome.

Budget 2021 proposes to provide more flexibility to plan administrators of defined contribution pension plans to correct for both under-contributions and over-contributions. The proposals would permit certain types of errors to be corrected via additional contributions to an employee’s account under a defined contribution pension plan to compensate for an under-contribution error made in any of the preceding five years, subject to a dollar limit. The proposals would also permit plan administrators to correct for pension over-contribution errors in

Tax Measures: Supplementary Information	597

respect of an employee for any of the five years prior to the year in which the excess amount is refunded to the employee or employer, as the case may be, who made the contribution.

To simplify reporting requirements, the proposed rules would require the plan administrator to file a prescribed form in respect of each affected employee, rather than to amend T4 slips for prior years. Additional contributions to correct for under-contributions would reduce the employee’s registered retirement savings plan (RRSP) contribution room for the taxation year following the year in which the retroactive contribution is made. To the extent this results in negative RRSP room, it would only impact the employee’s contributions in future years. Refunds of over-contributions would generally restore the employee’s RRSP contribution room for the taxation year in which the refund is made.

This measure would apply in respect of additional contributions made, and amounts of over-contributions refunded, in the 2021 and subsequent taxation years.

Taxes Applicable to Registered Investments

A trust or corporation that satisfies certain requirements can apply to the Canada Revenue Agency to be a registered investment for registered retirement savings plans (RRSPs), registered retirement income funds or deferred profit sharing plans. The units of a trust, or shares of a corporation, that is a registered investment are qualified investments for the types of plans for which it is registered.

Certain categories of registered investments (e.g., mutual fund trusts and mutual fund corporations) must have a minimum number of investors. A trust or corporation that is a registered investment and is not sufficiently widely held (e.g., a trust that does not have the 150 unit holders required to qualify as a mutual fund trust) is limited to holding investments that would be qualified investments for the types of registered plans for which it is registered. For example, if a trust or corporation is a registered investment for RRSPs, it can hold only investments that are qualified investments for an RRSP.

If a registered investment that is subject to this investment restriction holds property that is not a qualified investment for the type of registered plans for which it is registered, the registered investment is liable to pay a tax under Part X.2 of the Income Tax Act. This tax is equal to one per cent of the property’s fair market value, at the time it was acquired, for each month that the registered investment holds the property. However, in some cases the effect of the tax can be disproportionate because the tax applies without regard to the proportion of the shares or units of the registered investment that are held by investors that are themselves subject to the qualified investment rules.

598	Annex 6

Budget 2021 proposes that the tax imposed under Part X.2 of the Income Tax Act be pro-rated based on the proportion of shares or units of the registered investment that are held by investors that are themselves subject to the qualified investment rules. For example, if a registered investment is registered for RRSPs and 20 per cent of its units are held by RRSPs while 80 per cent of its units are held by individuals via their non-registered accounts, the monthly tax imposed under Part X.2 would now be 20 per cent of 1 per cent of the fair market value of a non-qualified investment at the time it was acquired.

This measure would apply to taxes imposed under Part X.2 of the Income Tax Act in respect of months after 2020. However, the measure would also apply to taxpayers whose tax liability under Part X.2 in respect of months before 2021 has not been finally determined by the Canada Revenue Agency as of Budget Day.

Registration and Revocation Rules Applicable to Charities

In order to further strengthen Canada’s Anti-Money Laundering and Anti- Terrorist Financing Regime, Budget 2021 proposes a number of amendments to the Income Tax Act in order to limit opportunities for the abuse of charitable registration status for terrorist financing purposes. Budget 2021 also proposes changes to the rules applicable to all registered charities in respect of certain false statements.

Listed Terrorist Entities

Currently, under the Income Tax Act, the registration of a charity or other qualified donee may be revoked for non-compliance with the rules, but the Canada Revenue Agency must follow a series of steps in order to do so. In certain cases, a registered charity or other qualified donee may be listed as a terrorist entity under the Criminal Code by the Minister of Public Safety and Emergency Preparedness causing it to no longer qualify for registration. There is an administrative process that must be followed for an entity to be listed as a terrorist entity, with appeal rights to the courts.

Budget 2021 proposes to allow the Minister of National Revenue to immediately revoke the registration of a charity or other qualified donee upon its listing as a terrorist entity under the Criminal Code.

Tax Measures: Supplementary Information	599

Ineligible Individuals

Where a charity or Canadian amateur athletic association has an “ineligible individual” as a director, trustee, officer or like official, or where such an individual controls or manages the charity or association, the Income Tax Act provides the Minister of National Revenue with the discretion to refuse or revoke its registration, or to suspend its authority to issue official donation receipts. Under current rules, an ineligible individual includes, in general terms:

●	an individual who has been convicted of a criminal offence involving financial dishonesty; and

●	an individual who – during a period in which a registered charity engaged in conduct that constituted a serious breach of the requirements for its registration and for which its registration was revoked within the previous five years – was a director, trustee, officer or like official of the charity, or controlled or managed the charity.

Budget 2021 proposes to amend the “ineligible individual” definition so that it includes an individual who:

●	is, or is a member of, a listed terrorist entity; or

●	in respect of a listed terrorist entity, was, during a period in which the entity supported or engaged in terrorist activities,

–	a director, trustee, officer or like official of the entity; or

–	an individual that controlled or managed, directly or indirectly, in any manner whatever, the entity.

The existing rule that requires the Canada Revenue Agency to only consider circumstances occurring within the preceding five-year period would not apply in relation to this measure.

False Statements

The Income Tax Act currently allows for the revocation of the registration of a charity where a false statement amounting to culpable conduct is made for the purpose of obtaining registration.

Budget 2021 proposes to allow the Minister of National Revenue to suspend the authority of a registered charity to issue official donation receipts for one year or to revoke its registration where a false statement amounting to culpable conduct was made for the purpose of maintaining its registration.

All of these amendments would apply on Royal Assent.

600	Annex 6

Electronic Filing and Certification of Tax and Information Returns

To improve the administration of, and compliance with, the tax system, Budget 2021 proposes various amendments to the Income Tax Act, Income Tax Regulations, Excise Tax Act, Excise Act, 2001, Tax Rebate Discounting Act, Air Travellers Security Charge Act, Part 1 of the Greenhouse Gas Pollution Pricing Act, and Electronic Filing and Provision of Information (GST/HST) Regulations. These proposed measures would improve the Canada Revenue Agency’s (CRA) ability to operate digitally, resulting in faster, more convenient and accurate service, while also enhancing security.

Default Method of Correspondence

Notices of Assessment

Budget 2021 proposes to amend the Income Tax Act to provide the CRA with the ability to send certain notices of assessment electronically without the taxpayer having to authorize the CRA to do so. This proposal would apply in respect of individuals who file their income tax return electronically and those who employ the services of a tax preparer that files their income tax return electronically. Taxpayers who continue to file their income tax returns with the CRA in paper format would continue to receive a paper notice of assessment from the CRA.

This measure would come into force on Royal Assent of the enacting legislation.

Correspondence with Businesses

Budget 2021 proposes to change the default method of correspondence for businesses that use the CRA’s My Business Account portal to electronic only. However, businesses could still choose to also receive paper correspondence. This measure would apply in respect of the Income Tax Act, Excise Tax Act, Excise Act, 2001, Air Travellers Security Charge Act and Part 1 of the Greenhouse Gas Pollution Pricing Act.

This measure would come into force on Royal Assent of the enacting legislation.

Information Returns

Budget 2021 proposes to amend the Income Tax Regulations to allow issuers of T4A (Statement of Pension, Retirement, Annuity and Other Income) and T5 (Statement of Investment Income) information returns to provide them electronically without having to also issue a paper copy and without the taxpayer having to authorize the issuer to do so.

This measure would apply in respect of information returns sent after 2021.

Tax Measures: Supplementary Information	601

Electronic Filing Thresholds

Tax Preparers

Budget 2021 proposes to amend the rule in the Income Tax Act that requires, subject to the exception below, professional preparers of income tax returns to file electronically where they prepare more than 10 income tax returns of corporations or 10 income tax returns of individuals (other than trusts) to apply instead where they file more than 5 of either type of return for a calendar year. Furthermore, the exception for trusts would be removed.

Budget 2021 also proposes to amend the exception in the Income Tax Act whereby a tax preparer is allowed to a file a maximum of 10 paper income tax returns of corporations and 10 paper income tax returns of individuals per calendar year to instead allow only a maximum of 5 paper returns of each type per calendar year.

These measures would apply in respect of calendar years after 2021.

Filer of Information Returns

Budget 2021 proposes that the threshold for mandatory electronic filing of income tax information returns for a calendar year under the Income Tax Act be lowered from 50 to 5 returns, in respect of a particular type of information return. As such, persons or partnerships that file more than 5 information returns of a particular type for a calendar year would be required to file them electronically.

This measure would apply in respect of calendar years after 2021.

Corporations and GST/HST Registrants

Budget 2021 proposes to eliminate the mandatory electronic filing thresholds for returns of corporations under the Income Tax Act, and of Goods and Services Tax/Harmonized Sales Tax (GST/HST) registrants (other than for charities or Selected Listed Financial Institutions) under the Excise Tax Act. As such, returns of most corporations and GST/HST registrants under these acts would be required to be filed electronically.

This measure would apply in respect of taxation years that begin after 2021 for the Income Tax Act amendments and in respect of reporting periods that begin after 2021 for the Excise Tax Act.

Electronic Payments

Budget 2021 proposes to clarify that payments required to be made at a financial institution under the Income Tax Act, the GST/HST portion of the Excise Tax Act, the Excise Act, 2001, the Air Travellers Security Charge Act and Part 1 of the

602	Annex 6

Greenhouse Gas Pollution Pricing Act, include online payments made through such an institution. Budget 2021 also proposes that electronic payments be required for remittances over $10,000 under the Income Tax Act and that the threshold for mandatory remittances to be made at a financial institution under the GST/HST portion of the Excise Tax Act, the Excise Act, 2001, the Air Travellers Security Charge Act and Part 1 of the Greenhouse Gas Pollution Pricing Act be lowered from $50,000 to $10,000.

This measure would apply to payments made on or after January 1, 2022.

Handwritten Signatures

Budget 2021 proposes to eliminate the requirement that signatures be in writing on certain prescribed forms, as follows:

●	Forms prescribed under the Income Tax Act:

–	T183, Information Return for Electronic Filing of an Individual’s Income Tax and Benefit Return;

–	T183CORP, Information Return for Corporations Filing Electronically; and

–	T2200, Declaration of Conditions of Employment.

●	Forms prescribed under the Tax Rebate Discounting Act:

–	RC71, Statement of Discounting Transaction; and

–	RC72, Notice of the Actual Amount of the Refund of Tax.

This measure would come into force on Royal Assent of the enacting legislation.

Business Income Tax Measures

Emergency Business Supports

The government has introduced a number of support measures to help businesses and other organizations affected by the COVID-19 pandemic, including the Canada Emergency Wage Subsidy, the Canada Emergency Rent Subsidy and the Lockdown Support.

Program details in respect of these three measures have been announced through June 5, 2021 and the application of these measures cannot be extended by regulation beyond June 2021.

Budget 2021 proposes to extend the Canada Emergency Wage Subsidy, the Canada Emergency Rent Subsidy and the Lockdown Support until September 2021. The subsidy rates would gradually decline over the July-to-September period. The proposed details of these programs from June 6, 2021 to September 25, 2021 are described below.

Tax Measures: Supplementary Information	603

Budget 2021 also proposes to provide the government with the legislative authority to add additional qualifying periods for the wage subsidy, the rent subsidy and the Lockdown Support until November 20, 2021, should the economic and public health situation warrant it.

Canada Emergency Wage Subsidy

The government introduced the Canada Emergency Wage Subsidy to prevent further job losses and encourage employers to quickly rehire workers previously laid off as a result of COVID-19. The measure provides eligible employers that have experienced a decline in revenues with a wage subsidy for eligible remuneration paid to their employees.

Support for Active Employees

The wage subsidy for active employees includes a base subsidy for employers that have experienced a decline in revenues as well as a top-up wage subsidy that is available to employers that have experienced a decline in revenues of at least 50 per cent. The maximum combined base subsidy and top-up wage subsidy rate is set at 75 per cent through the qualifying period ending on June 5, 2021.

Budget 2021 proposes the wage subsidy rate structures set out in Table 2 for June 6, 2021 to September 25, 2021. As illustrated in the table, the subsidy rates would be gradually phased out starting on July 4, 2021. Furthermore, only employers with a decline in revenues of more than 10 per cent would be eligible for the wage subsidy as of that date.

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Table 2

Canada Emergency Wage Subsidy Base and Top-up Rate Structure, Periods 17 to 20

(June 6, 2021 to September 25, 2021)

	Period 17 June 6 – July 3	Period 18 July 4 – July 31	Period 19 August 1 – August 28	Period 20 August 29 – September 25
Maximum weekly benefit per employee*	$847	$677	$452	$226
Revenue decline:
70% and over	75% (i.e., Base: 40% + Top-up: 35%)	60% (i.e., Base: 35% + Top-up: 25%)	40% (i.e., Base: 25% + Top-up: 15%)	20% (i.e., Base: 10% + Top-up: 10%)
50-69%	Base: 40% + Top-up: (revenue decline - 50%) x 1.75 (e.g., 40% + (60% revenue decline - 50%) x 1.75 = 57.5% subsidy rate)	Base: 35% + Top-up: (revenue decline - 50%) x 1.25 (e.g., 35% + (60% revenue decline - 50%) x 1.25 = 47.5% subsidy rate)	Base: 25% + Top-up: (revenue decline - 50%) x 0.75 (e.g., 25% + (60% revenue decline - 50%) x 0.75 = 32.5% subsidy rate)	Base: 10% + Top-up: (revenue decline - 50%) x 0.5 (e.g., 10% + (60% revenue decline - 50%) x 0.5 = 15% subsidy rate)
>10-50%	Base: revenue decline x 0.8 (e.g., 30% revenue decline x 0.8 = 24% subsidy rate)	Base: (revenue decline - 10%) x 0.875 (e.g., (30% revenue decline - 10%) x 0.875 = 17.5% subsidy rate)	Base: (revenue decline - 10%) x 0.625 (e.g., (30% revenue decline - 10%) x 0.625 = 12.5% subsidy rate)	Base: (revenue decline - 10%) x 0.25 (e.g., (30% revenue decline - 10%) x 0.25 = 5% subsidy rate)
0-10%	Base: revenue decline x 0.8 (e.g., 5% revenue decline x 0.8 = 4% subsidy rate)	0%	0%	0%

* The maximum weekly benefit per employee is equal to the maximum combined base subsidy and top-up wage subsidy for the qualifying period applied to the amount of eligible remuneration paid to the employee for the qualifying period, on remuneration of up to $1,129 per week.

Tax Measures: Supplementary Information	605

Requirement to Repay Wage Subsidy

Budget 2021 proposes to require a publicly listed corporation to repay wage subsidy amounts received for a qualifying period that begins after June 5, 2021 in the event that its aggregate compensation for specified executives during the 2021 calendar year exceeds its aggregate compensation for specified executives during the 2019 calendar year.

For the purpose of this proposed rule, a publicly listed corporation’s specified executives will be its Named Executive Officers whose compensation is required to be disclosed under Canadian securities laws in its annual information circular provided to shareholders, or similar executives in the case of a corporation listed in another jurisdiction. This generally includes its chief executive officer, chief financial officer, and three other most highly compensated executives. A corporation’s executive compensation for a calendar year will be calculated by prorating the aggregate compensation of its specified executives for each of its taxation years that overlap with the calendar year.

The amount of the wage subsidy required to be repaid would be equal to the lesser of:

●	the total of all wage subsidy amounts received in respect of active employees for qualifying periods that begin after June 5, 2021; and

●	the amount by which the corporation’s aggregate specified executives’ compensation for 2021 exceeds its aggregate specified executives’ compensation for 2019.

This requirement to repay would be applied at the group level and would apply to wage subsidy amounts paid to any entity in the group.

Support for Furloughed Employees

A separate wage subsidy rate structure applies for furloughed employees. The wage subsidy for furloughed employees is aligned with the benefits provided through Employment Insurance (EI) through June 5, 2021 to ensure equitable treatment of such employees between the two programs.

To ensure that the wage subsidy for furloughed employees remains aligned with benefits available under EI, Budget 2021 proposes that the weekly wage subsidy for a furloughed employee from June 6, 2021 to August 28, 2021 be the lesser of:

●	the amount of eligible remuneration paid in respect of the week; and

●	the greater of:

–	$500; and

–	55 per cent of pre-crisis remuneration for the employee, up to a maximum subsidy amount of $595.

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The wage subsidy for furloughed employees would continue to be available to eligible employers that qualify for the wage subsidy for active employees for the relevant period until August 28, 2021. Employers will also continue to be entitled to claim under the wage subsidy their portion of contributions in respect of the Canada Pension Plan, EI, the Quebec Pension Plan and the Quebec Parental Insurance Plan in respect of furloughed employees.

Reference Periods

For the purposes of the wage subsidy, an employer’s decline in revenues is generally determined by comparing the employer’s revenues in a current calendar month with its revenues in the same calendar month, pre-pandemic. An employer may also elect to use an alternative approach, which compares the employer’s monthly revenues relative to the average of its January 2020 and February 2020 revenues. A deeming rule provides that an employer’s decline in revenues for any particular qualifying period is the greater of its decline in revenues for the particular qualifying period and the immediately preceding qualifying period.

Budget 2021 proposes the reference periods set out in Table 3 for determining an eligible employer’s decline in revenues for the qualifying periods from June 6, 2021 to September 25, 2021.

Table 3

Canada Emergency Wage Subsidy Reference Periods, Periods 17 to 20

(June 6, 2021 to September 25, 2021)

Timing	Period 17 June 6 – July 3	Period 18 July 4 – July 31	Period 19 August 1 – August 28	Period 20 August 29 – September 25
General approach	June 2021 over June 2019 or May 2021 over May 2019	July 2021 over July 2019 or June 2021 over June 2019	August 2021 over August 2019 or July 2021 over July 2019	September 2021 over September 2019 or August 2021 over August 2019
Alternative approach	June 2021 or May 2021 over average of January and February 2020	July 2021 or June 2021 over average of January and February 2020	August 2021 or July 2021 over average of January and February 2020	September 2021 or August 2021 over average of January and February 2020

Employers that had chosen to use the general approach for prior periods would be required to continue to use that approach. Similarly, employers that had chosen to use the alternative approach would be required to continue to use the alternative approach.

Tax Measures: Supplementary Information	607

Baseline Remuneration

Under the general rules, an eligible employer’s entitlement to the wage subsidy for a furloughed employee, as well as an active employee in certain circumstances, is determined through a calculation that takes into account both the employee’s current and baseline (pre-crisis) remuneration.

Baseline remuneration means the average weekly eligible remuneration paid to an eligible employee by an eligible employer during the period beginning January 1, 2020 and ending March 15, 2020. Any period of seven or more consecutive days for which the employee was not remunerated is excluded from the calculation. However, the eligible employer may elect, for each qualifying period in respect of an employee, an alternative baseline period for calculating the average weekly eligible remuneration.

To ensure that the alternative baseline remuneration periods for a particular qualifying period continue to generally reflect the corresponding calendar months covered by the qualifying period, Budget 2021 proposes to allow an eligible employer to elect to use the following alternative baseline remuneration periods:

●	March 1 to June 30, 2019 or July 1 to December 31, 2019, for the qualifying period between June 6, 2021 and July 3, 2021; and

●	July 1 to December 31, 2019, for qualifying periods beginning after July 3, 2021.

Canada Emergency Rent Subsidy

The government introduced the Canada Emergency Rent Subsidy to provide direct relief to organizations that continue to be economically impacted by the COVID-19 pandemic. Under the rent subsidy, qualifying organizations that have experienced a decline in revenues are eligible for a subsidy on qualifying expenses.

Rate Structure

The maximum base rent subsidy rate is set at 65 per cent through the qualifying period ending on June 5, 2021.

Budget 2021 proposes the base rent subsidy rate structures set out in Table 4 for June 6, 2021 to September 25, 2021. As illustrated in the table, the subsidy rates would be gradually phased out starting on July 4, 2021. Furthermore, only organizations with a decline in revenues of more than 10 per cent would be eligible for the base rent subsidy and, as discussed below, the Lockdown Support.

608	Annex 6

Table 4

Canada Emergency Rent Subsidy Base Rate Structure*, Periods 17** to 20

(June 6, 2021 to September 25, 2021)

	Period 17 June 6 – July 3	Period 18 July 4 – July 31	Period 19 August 1 – August 28	Period 20 August 29 – September 25
Revenue decline:
70% and over	65%	60%	40%	20%
50-69%	40% + (revenue decline - 50%) x 1.25 (e.g., 40% + (60% revenue decline - 50%) x 1.25 = 52.5% subsidy rate)	35% + (revenue decline - 50%) x 1.25 (e.g., 35% + (60% revenue decline - 50%) x 1.25 = 47.5% subsidy rate)	25% + (revenue decline - 50%) x 0.75 (e.g., 25% + (60% revenue decline - 50%) x 0.75 = 32.5% subsidy rate)	10% + (revenue decline - 50%) x 0.5 (e.g., 10% + (60% revenue decline - 50%) x 0.5 = 15% subsidy rate)
>10-50%	Revenue decline x 0.8 (e.g., 30% revenue decline x 0.8 = 24% subsidy rate)	(Revenue decline - 10%) x 0.875 (e.g., (30% revenue decline - 10%) x 0.875 = 17.5% subsidy rate)	(Revenue decline - 10%) x 0.625 (e.g., (30% revenue decline - 10%) x 0.625 = 12.5% subsidy rate)	(Revenue decline - 10%) x 0.25 (e.g., (30% revenue decline - 10%) x 0.25 = 5% subsidy rate)
0-10%	Revenue decline x 0.8 (e.g., 5% revenue decline x 0.8 = 4% subsidy rate)	0%	0%	0%

* Expenses for each qualifying period are capped at $75,000 per location and are subject to an overall cap of $300,000 that is shared among affiliated entities.

** Period 17 of the Canada Emergency Wage Subsidy would be the tenth period of the Canada Emergency Rent Subsidy. Period identifiers have been aligned for ease of reference.

Revenue-Decline Calculation

Both the rent subsidy and the wage subsidy use the same calculation to determine an organization’s revenue decline. As a result, the same reference periods are used to calculate an organization’s decline in revenues for the wage subsidy and the rent subsidy. Likewise, if an organization elects to use an alternative method for computing its revenue decline under the wage subsidy, it must use that alternative method for the rent subsidy.

Purchase of Business Assets

In order to qualify for the wage subsidy, an applicant must have had a payroll account with the Canada Revenue Agency (or engaged a qualifying payroll

Tax Measures: Supplementary Information	609

service provider). For the purpose of the rent subsidy, an applicant is required to have a business number with the CRA.

If certain conditions are met, the wage subsidy rules provide that an eligible entity that purchases the assets of a seller will be deemed to meet the payroll account requirement if the seller met the requirement.

Budget 2021 proposes to introduce a similar deeming rule that would apply in the context of the rent subsidy, where the seller met the business number requirement. This measure would apply as of the start of the rent subsidy.

Lockdown Support

For locations that must cease operations or significantly limit their activities under a public health order issued under the laws of Canada, a province or territory, the government introduced the Lockdown Support through the Canada Emergency Rent Subsidy program to provide additional help. In order to qualify for the Lockdown Support, an applicant must qualify for the base rent subsidy.

Budget 2021 proposes to extend, for the qualifying periods from June 6, 2021 to September 25, 2021, the current 25-per-cent rate for the Lockdown Support.

Canada Recovery Hiring Program

Budget 2021 proposes to introduce the new Canada Recovery Hiring Program to provide eligible employers with a subsidy of up to 50 per cent on the incremental remuneration paid to eligible employees between June 6, 2021 and November 20, 2021.

An eligible employer would be permitted to claim either the hiring subsidy or the Canada Emergency Wage Subsidy for a particular qualifying period, but not both.

The proposed details of the hiring subsidy are described below.

Eligible Employers

Employers eligible for the Canada Emergency Wage Subsidy would generally be eligible for the hiring subsidy. However, a for-profit corporation would be eligible for the hiring subsidy only if it is a Canadian-controlled private corporation (including a cooperative corporation that is eligible for the small business deduction). Other eligible employers would include individuals, non-profit organizations, registered charities, and certain partnerships.

Corporations and trusts that are ineligible for the Canada Emergency Wage Subsidy because they are public institutions would not be eligible for the hiring subsidy. Public institutions generally include municipalities and local governments, Crown corporations, wholly owned municipal corporations, public universities, colleges, schools and hospitals.

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Eligible employers (or their payroll service provider) would be required to have had a payroll account open with the Canada Revenue Agency on March 15, 2020.

Eligible Employees

An eligible employee must be employed primarily in Canada by an eligible employer throughout a qualifying period (or the portion of the qualifying period throughout which the individual was employed by the eligible employer).

The hiring subsidy would not be available for furloughed employees. A furloughed employee is an employee who is on leave with pay, meaning they are remunerated by the eligible employer but do not perform any work for the employer. An employee would not be considered to be on leave with pay for the purposes of the hiring subsidy if they are on a period of paid absence, such as vacation leave, sick leave, or a sabbatical.

Eligible Remuneration and Incremental Remuneration

The types of remuneration eligible for the Canada Emergency Wage Subsidy would also be eligible for the hiring subsidy. Eligible remuneration generally includes salary, wages, and other remuneration for which employers are required to withhold or deduct amounts on account of the employee’s income tax obligations. However, it does not include severance pay, or items such as stock option benefits or the personal use of a corporate vehicle. The amount of remuneration for employees would be based solely on remuneration paid in respect of the qualifying period.

Incremental remuneration for a qualifying period means the difference between an employer’s total eligible remuneration paid to eligible employees for the qualifying period and its total eligible remuneration paid to eligible employees for the baseline period. In both the qualifying period and the baseline period, eligible remuneration for each eligible employee would be subject to a maximum of $1,129 per week.

As is currently the case for the Canada Emergency Wage Subsidy, the eligible remuneration for a non-arm’s length employee for a week could not exceed their baseline remuneration determined for that week. More information on baseline remuneration is available in the supplementary information on Emergency Business Supports.

The applicable dates for the calculation of the incremental remuneration are shown in Table 5.

Tax Measures: Supplementary Information	611

Table 5

Canada Recovery Hiring Program Dates Used to Calculate Incremental Remuneration, Periods 17* to 22

(June 6, 2021 to November 20, 2021)

Qualifying period	Period 17	Period 18	Period 19	Period 20	Period 21	Period 22
Qualifying period dates	June 6 to July 3, 2021	July 4 to July 31, 2021	August 1 to August 28, 2021	August 29 to September 25, 2021	September 26 to October 23, 2021	October 24 to November 20, 2021
Baseline period	March 14 to April 10, 2021
*Period 17 of the Canada Emergency Wage Subsidy would be the first period of the Canada Recovery Hiring Program. Period identifiers have been aligned for ease of reference.

Subsidy Amount

Provided that an eligible employer’s decline in revenues exceeds the revenue- decline threshold for a qualifying period (see Revenue-Decline Threshold below), its subsidy in that qualifying period would be equal to its incremental remuneration multiplied by the applicable hiring subsidy rate for that qualifying period. These hiring subsidy rates are shown in Table 6.

Table 6

Canada Recovery Hiring Program Rates, Periods 17* to 22

(June 6, 2021 to November 20, 2021)

	Period 17 June 6 – July 3	Period 18 July 4 – July 31	Period 19 August 1 – August 28	Period 20 August 29 – September 25	Period 21 September 26 – October 23	Period 22 October 24 – November 20
Hiring subsidy rate	50%	50%	50%	40%	30%	20%
*Period 17 of the Canada Emergency Wage Subsidy would be the first period of the Canada Recovery Hiring Program. Period identifiers have been aligned for ease of reference.

Revenue-Decline Threshold

To qualify for a hiring subsidy in a qualifying period, an eligible employer would have to have experienced a decline in revenues sufficient to qualify for the Canada Emergency Wage Subsidy in that qualifying period. For qualifying periods where the Canada Emergency Wage Subsidy is no longer in effect, an eligible employer would have to have experienced a decline in revenues of more than 10 per cent. As such, an eligible employer’s decline in revenues would have to be more than:

●	0 per cent, for the qualifying period between June 6, 2021 and July 3, 2021; and

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●	10 per cent, for qualifying periods between July 4, 2021 and November 20, 2021.

An employer’s decline in revenues would be determined in the same manner as under the Canada Emergency Wage Subsidy. This method compares the employer’s revenues in a current calendar month with its revenues in the same calendar month, pre-pandemic. An employer can also elect to use an alternative approach, which compares the employer’s monthly revenues relative to the average of its January 2020 and February 2020 revenues. A deeming rule provides that an employer’s decline in revenues for any particular qualifying period is the greater of its decline in revenues for the particular qualifying period and the immediately preceding qualifying period.

Employers that had chosen to use the general approach for prior periods of the Canada Emergency Wage Subsidy would be required to continue to use that approach for the hiring subsidy. Similarly, employers that had chosen to use the alternative approach would be required to continue to use the alternative approach.

The reference periods set out in Table 7 would be used to determine an eligible employer’s decline in revenues for the qualifying periods from June 6, 2021 to November 20, 2021.

Table 7

Canada Recovery Hiring Program Reference Periods, Periods 17* to 22

(June 6, 2021 to November 20, 2021)

Timing	Period 17 June 6 – July 3	Period 18 July 4 – July 31	Period 19 August 1 – August 28	Period 20 August 29 – September 25	Period 21 September 26 – October 23	Period 22 October 24 – November 20
General approach	June 2021 over June 2019 or May 2021 over May 2019	July 2021 over July 2019 or June 2021 over June 2019	August 2021 over August 2019 or July 2021 over July 2019	September 2021 over September 2019 or August 2021 over August 2019	October 2021 over October 2019 or September 2021 over September 2019	November 2021 over November 2019 or October 2021 over October 2019
Alternative approach	June 2021 or May 2021 over average of January and February 2020	July 2021 or June 2021 over average of January and February 2020	August 2021 or July 2021 over average of January and February 2020	September 2021 or August 2021 over average of January and February 2020	October 2021 or September 2021 over average of January and February 2020	November 2021 or October 2021 over average of January and February 2020
*Period 17 of the Canada Emergency Wage Subsidy would be the first period of the Canada Recovery Hiring Program. Period identifiers have been aligned for ease of reference.

An application for the hiring subsidy for a qualifying period would be required to be made no later than 180 days after the end of the qualifying period.

Tax Measures: Supplementary Information	613

Immediate Expensing

The capital cost allowance (CCA) system determines the deductions that a business may claim each year for income tax purposes in respect of the capital cost of its depreciable property. With some exceptions, depreciable property is divided into CCA classes and a CCA rate for each class of property is prescribed in the Income Tax Regulations.

Prior to November 21, 2018, the CCA allowed in the first year that a property was available for use was generally limited to half the amount that would otherwise be available (the “half-year” rule). On November 21, 2018, the government announced a temporary enhanced first-year allowance, referred to as the Accelerated Investment Incentive, equal to up to three times the previously applicable first-year allowance. In addition, the government announced immediate expensing for investments in machinery and equipment used in manufacturing or processing, as well as for specified clean energy generation equipment.

Budget 2021 proposes to provide temporary immediate expensing in respect of certain property acquired by a Canadian-Controlled Private Corporation (CCPC). This immediate expensing would be available for “eligible property” acquired by a CCPC on or after Budget Day and that becomes available for use before January 1, 2024, up to a maximum amount of $1.5 million per taxation year. The immediate expensing would only be available for the year in which the property becomes available for use. The $1.5 million limit would be shared among associated members of a group of CCPCs. The limit would be prorated for taxation years that are shorter than 365 days. The half-year rule would be suspended for property for which this measure is used. For those CCPCs with less than $1.5 million of eligible capital costs, no carry-forward of excess capacity would be allowed.

Eligible Property

Eligible property under this new measure would be capital property that is subject to the CCA rules, other than property included in CCA classes 1 to 6, 14.1, 17, 47, 49 and 51, which are generally long lived assets.

614	Annex 6

Interactions of the Immediate Expensing with Other Provisions

CCPCs with capital costs of eligible property in a taxation year that exceed $1.5 million would be allowed to decide to which CCA class the immediate expensing would be attributed and any excess capital cost would be subject to the normal CCA rules. The availability of other enhanced deductions under existing rules – such as the full expensing for manufacturing and processing machinery and equipment and for clean energy equipment, introduced in the 2018 Fall Economic Statement – would not reduce the maximum amount available under this new measure. In other words, a CCPC may expense up to $1.5 million in addition to all other CCA claims under existing provisions of the Income Tax Act, provided the total CCA deduction does not exceed the capital cost of the property.

Immediate expensing under this new rule would not change the total amount that can be deducted over the life of a property – the larger deduction taken in the first year in respect of a property would eventually be offset by a smaller deduction, if any, in respect of the property in future years.

Example of Benefits of Immediate Expensing of $1.5 million

A CCPC invests $2,000,000 in equal amounts for two properties, one falling under CCA Class 7, and the other under Class 10. Under this scenario, the CCPC would be allowed a total first-year deduction of up to $1,725,000 versus $675,000 under the existing rules, as illustrated in the table below. This would represent an additional deduction of $1,050,000 in the first year.

CCA Class (rate)	Cost of Acquisitions	Immediate Expensing	1st Year Allowance on Remainder of Class*	Total 1st Year Allowance	Current 1st Year Allowance*
Class 7 (15%)	1,000,000	1,000,000	0	1,000,000	225,000
Class 10 (30%)	1,000,000	500,000	225,000	725,000	450,000
Total	2,000,000	1,500,000	225,000	1,725,00	675,000

*Assuming eligible for the triple first-year allowance under the Accelerated Investment Incentive

Restrictions

The Income Tax Act and the Income Tax Regulations include a series of rules designed to protect the integrity of the CCA regime and the tax system more broadly. These include rules related to limited partners, specified leasing properties,

Tax Measures: Supplementary Information	615

specified energy properties and rental properties. In certain circumstances, these rules can restrict a CCA deduction, or a loss in respect of such a deduction, that would otherwise be available. These integrity rules would continue to apply.

Certain additional restrictions would be placed on property eligible for this new measure. Property that has been used, or acquired for use, for any purpose before it was acquired by the taxpayer would be eligible for the immediate expensing only if both of the following conditions are met:

●	neither the taxpayer nor a non-arm’s length person previously owned the property; and

●	the property has not been transferred to the taxpayer on a tax-deferred “rollover” basis.

Coming Into Force

This measure would apply for eligible property that is acquired on or after Budget Day and that becomes available for use before 2024.

Strategic Environmental Assessment Statement

This temporary measure is expected to encourage capital investments across all sectors of the economy and in a variety of assets. It is unclear whether it would result in net positive or negative environmental effects.

The consumption, transportation and fabrication of capital assets can lead to various negative environmental effects. These effects would be unequal across sectors and types of investments. For example, investment in certain capital intensive industries is associated with higher greenhouse gas and air pollutant emissions, water and soil pollution, and faster depletion of natural resources. These activities are subject to applicable federal and provincial environmental regulations. There may be positive offsetting environmental impacts if the measure causes businesses to upgrade to the latest technology, as newer technologies are generally more efficient and greener than older technologies.

Overall, the measure could have both positive and negative impacts on the achievement of some of the Federal Sustainable Development Strategy goals, in particular those of Effective Action on Climate Change, Clean Growth, Pristine Lakes and Rivers, Sustainably Managed Lands and Forests, and Safe and Healthy Communities. Based on available data, it is not possible to assess whether the net environmental impact would be positive or negative in the short run. In the long run, the net environmental impact is not expected to be significant, given that the measure would be temporary.

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Rate Reduction for Zero-Emission Technology Manufacturers

Budget 2021 proposes a temporary measure to reduce corporate income tax rates for qualifying zero-emission technology manufacturers. Specifically, taxpayers would be able to apply reduced tax rates on eligible zero-emission technology manufacturing and processing income of:

●	7.5 per cent, where that income would otherwise be taxed at the 15 per cent general corporate tax rate; and

●	4.5 per cent, where that income would otherwise be taxed at the 9 per cent small business tax rate.

Eligible Zero-Emission Technology Manufacturing or Processing Activities

This measure would apply in respect of income from the following zero-emission technology manufacturing or processing activities:

●	manufacturing of solar energy conversion equipment, such as solar thermal collectors, photovoltaic solar arrays and bespoke supporting structures or frames, but excluding passive solar heating equipment (e.g., a masonry wall installed to absorb solar energy);

●	manufacturing of wind energy conversion equipment, such as wind turbine towers, nacelles and rotor blades;

●	manufacturing of water energy conversion equipment, such as hydroelectric, water current, tidal and wave energy conversion equipment;

●	manufacturing of geothermal energy equipment;

●	manufacturing of equipment for a ground source heat pump system;

●	manufacturing of electrical energy storage equipment used for storage of renewable energy or for providing grid-scale storage or other ancillary services (e.g., voltage regulation), including battery, compressed air and flywheel storage systems;

●	manufacturing of zero-emission vehicles (i.e., plug-in hybrid vehicles with a battery capacity of at least seven kilowatt-hours, electric vehicles and hydrogen-powered vehicles) and the conversion of vehicles into zero-emission vehicles;

●	manufacturing of batteries and fuel cells for zero-emission vehicles;

●	manufacturing of electric vehicle charging systems and hydrogen refuelling stations for vehicles;

●	manufacturing of equipment used for the production of hydrogen by electrolysis of water;

Tax Measures: Supplementary Information	617

●	production of hydrogen by electrolysis of water; and

●	production of solid, liquid or gaseous fuel (e.g., wood pellets, renewable diesel and biogas) from either carbon dioxide or specified waste material (i.e., wood waste, municipal waste, sludge from an eligible sewage treatment facility, plant residue, spent pulping liquor, food and animal waste, manure, pulp and paper by-product and separated organics), but excluding the production of by-products which is a standard part of another industrial or manufacturing process (e.g., the production of wood chips, black liquor or hog fuel as part of another wood transformation process).

For each of the manufacturing activities described above, eligible activities would include the manufacturing of components or sub-assemblies only if such equipment is purpose-built or designed exclusively to form an integral part of the relevant system. For example, manufacturing of wind turbine rotor blades may be an eligible activity, but manufacturing of general use tires, fasteners, wiring, transformers, paint, piping or concrete would not.

Eligible activities would exclude all activities that do not qualify as manufacturing or processing for the purposes of the capital cost allowance rules.

Calculation of Eligible Income

It is proposed that a taxpayer’s eligible income generally be equal to its “adjusted business income” multiplied by the proportion of its total labour and capital costs that are used in eligible activities. The definition of “adjusted business income” as well as the method used to determine labour and capital costs would be substantially based on those used in calculating manufacturing and processing profits under current tax rules.

All of a taxpayer’s labour and capital costs would be deemed to be labour and capital costs that are used in eligible activities if all or substantially all of its labour and capital costs are related to eligible activities.

The government welcomes feedback from stakeholders on the proposed allocation method for these purposes. Interested parties are invited to send written representations by June 18, 2021 to the Department of Finance Canada, Tax Policy Branch at: ZETM-FTZE@canada.ca.

Minimum Proportion of Eligible Activities

A taxpayer would qualify for the reduced tax rates on its eligible income only if at least 10 per cent of its gross revenue from all active businesses carried on in Canada is derived from eligible activities.

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Reduced Rate for Small Businesses

Certain small businesses currently benefit from a reduced federal corporate income tax rate of 9 per cent – a preference relative to the general corporate income tax rate of 15 per cent. This rate reduction is provided through the “small business deduction” and applies on up to $500,000 per year of qualifying active business income (i.e., up to the business limit) of a Canadian-controlled private corporation (CCPC).

For taxpayers with income subject to both the general and the small business corporate tax rates, taxpayers would be able to choose to have their eligible income taxed at either the reduced rate of 4.5 per cent for small businesses or the general reduced rate of 7.5 per cent. The amount of income taxed at the 4.5 per cent rate plus the amount of income taxed at the small business rate of 9 per cent would not be allowed to exceed the business limit.

Treatment of Dividends

The tax system has two dividend tax credit (DTC) rates and gross-up factors to recognize the two different corporate income tax rates that generally apply to corporations. The enhanced DTC and gross-up are applied to dividends distributed to an individual from corporate income taxed at the general corporate tax rate (“eligible dividends”). The ordinary DTC and gross-up are applied to dividends distributed to an individual from corporate income not taxed at the general corporate tax rate (“non-eligible dividends”). At the federal level, the enhanced and ordinary dividend tax credit correspond to 15 per cent and 9 per cent of the grossed-up amount of the dividend, respectively.

Given the targeted application, temporary nature, and gradual phase-out of the proposed measure, no changes to the DTC rates or the allocation of corporate income for the purpose of dividend distributions are proposed. That is, income subject to the general reduced rate would continue to give rise to eligible dividends and the enhanced dividend tax credit, while income subject to the reduced rate for small businesses would continue to give rise to non-eligible dividends and the ordinary dividend tax credit.

Application and Phase-Out

The reduced tax rates would apply to taxation years that begin after 2021. The reduced rates would be gradually phased out starting in taxation years that begin in 2029 and fully phased out for taxation years that begin after 2031 (as shown in Table 8).

Tax Measures: Supplementary Information	619

Table 8

Schedule of Reduced Tax Rates

Taxation years that begin in:	2022 to 2028	2029	2030	2031	2032 or later
Reduced Tax Rate on Income Eligible for the Small Business Deduction	4.5%	5.625%	6.75%	7.875%	9%
Reduced Tax Rate on Other Eligible Income	7.5%	9.375%	11.25%	13.125%	15%

Strategic Environmental Assessment Statement

Overall, the measure is expected to have positive environmental impacts by lowering emissions of greenhouse gases and air particulates.

The measure could indirectly lower the price of zero-emission technology equipment, which could lead to a greater adoption of zero-emission technology in Canada, helping to reduce emissions of greenhouse gases and air particulates. This would contribute to achieving the Federal Sustainable Development Strategy targets relating to increasing the percentage of Canadians living in areas where air quality standards are achieved to 85 per cent by 2030, and having 90 per cent of electricity generated from renewable and non-emitting sources by 2030. In addition, the proposal would help advance the government’s commitment to exceed Canada’s target of reducing total greenhouse gas emissions by 30 per cent relative to 2005 levels by 2030, and the government’s commitment of net- zero greenhouse gas emissions by 2050.

However, increased manufacturing activities in Canada could directly increase emissions of greenhouse gases and air particulates, as well as increase production of industrial waste. This could partially offset some of the positive environmental impacts of the measure.

Capital Cost Allowance for Clean Energy Equipment

Under the Income Tax Act taxpayers are entitled to deduct a portion of the capital cost of a depreciable property, as capital cost allowance (CCA), in computing their income for each taxation year. With some exceptions, CCA deductions are claimed by class of property and are calculated on a declining-balance basis.

Under the CCA regime, Classes 43.1 and 43.2 of Schedule II to the Income Tax Regulations provide accelerated CCA rates (30 per cent and 50 per cent, respectively) for investments in specified clean energy generation and energy conservation equipment. Class 43.2 generally includes property that would otherwise be included in Class 43.1, except that in certain cases Class 43.2 imposes stricter eligibility criteria. In addition, property in these classes that is

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acquired after November 20, 2018 and that becomes available for use before 2024 is eligible for immediate expensing while property that becomes available for use after 2023 and before 2028 is subject to a phase-out from these immediate expensing rules.

Providing accelerated CCA is an exception to the general practice of setting CCA rates based on the useful life of assets. Accelerated CCA provides a financial benefit by deferring taxation.

In addition, if the majority of the tangible property in a project is eligible for inclusion in Class 43.1 or 43.2, certain intangible project start-up expenses (e.g., engineering and design work, and feasibility studies) are treated as Canadian Renewable and Conservation Expenses. These expenses can be deducted in full in the year incurred, carried forward indefinitely for use in future years, or transferred to investors using flow-through shares.

To support investment in clean technologies, Budget 2021 proposes to expand Classes 43.1 and 43.2 to include the following:

●	pumped hydroelectric storage equipment;

●	electricity generation equipment that uses physical barriers or dam-like structures to harness the kinetic energy of flowing water or wave or tidal energy;

●	active solar heating systems, ground source heat pump systems, and geothermal energy systems that are used to heat water for a swimming pool;

●	equipment used to produce solid and liquid fuels (e.g., wood pellets and renewable diesel) from specified waste material or carbon dioxide;

●	a broader range of equipment used for the production of hydrogen by electrolysis of water; and

●	equipment used to dispense hydrogen for use in hydrogen-powered automotive equipment and vehicles.

Accelerated CCA would be available in respect of these types of property only if, at the time the property becomes available for use, the requirements of all Canadian environmental laws, by-laws and regulations applicable in respect of the property have been met.

Classes 43.1 and 43.2 currently include certain systems that burn fossil fuels and/or waste fuels to produce either electricity or heat, or both. The eligibility criteria for these systems have not been modified since they were first set approximately 25 and 15 years ago, for Classes 43.1 and 43.2 respectively. Additionally, Classes 43.1 and 43.2 include certain systems that derive up to one half of their fuel energy input from fossil fuels.

To ensure the incentive provided by Classes 43.1 and 43.2 is consistent with the

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government’s current environmental objectives, Budget 2021 proposes changes in the eligibility criteria for the following types of equipment:

●	fossil-fuelled cogeneration systems;

●	fossil-fuelled enhanced combined cycle systems;

●	specified waste-fuelled electrical generation systems with an electrical capacity greater than 3 megawatts;

●	specified waste-fuelled heat production equipment for which more than one quarter of the total fuel energy input is from fossil fuels; and

●	producer gas generating equipment for which more than one quarter of the total fuel energy input is from fossil fuels.

Each of these measures is discussed in more detail below.

Pumped Hydroelectric Energy Storage Equipment

Pumped hydroelectric storage is one type of electrical energy storage system that uses electricity to pump water uphill into a reservoir, where it can be held until needed and released for the generation of electricity. This form of storage can provide environmental benefits by displacing fossil-fuelled power generation when demand is highest and by facilitating the integration of electricity generated from intermittent renewable energy sources. A range of electrical energy storage equipment, other than pumped hydroelectric storage, is currently eligible under Classes 43.1 and 43.2.

Budget 2021 proposes to expand Class 43.1 and 43.2 eligibility for electrical energy storage property by removing the exclusion for pumped hydroelectric storage. Eligible pumped hydroelectric storage property would include reversing turbines, transmission equipment, dams, reservoirs and related structures, but not buildings or property used solely for backup electrical energy.

Water Current, Wave or Tidal Energy Technologies Using Physical Barriers

The current rules generally include in Class 43.1 and 43.2 equipment that generates electricity using kinetic energy of flowing water or wave or tidal energy. Equipment that generates electricity by diverting or impeding the natural flow of water, or by using physical barriers or dam-like structures, is currently ineligible.

Budget 2021 proposes to expand Class 43.1 and 43.2 eligibility by removing these restrictions.

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Active Solar Heating, Ground Source Heat Pump and Geothermal Energy Systems Used to Heat a Swimming Pool

Ground source heat pump, active solar heating and geothermal energy systems can provide renewable energy for various residential, commercial and industrial applications, such as water or space heating. Active solar heating systems use a solar collector to heat an actively circulated liquid or gas medium. Ground source heat pump systems exchange heat with the earth at depths of tens of metres while geothermal energy systems extract steam or hot water directly from the earth through wells drilled to depths of up to several thousand metres. Most active solar heating, ground source heat pump and geothermal energy systems are eligible under Classes 43.1 and 43.2, other than systems used to heat water for use in a swimming pool.

Budget 2021 proposes to expand Class 43.1 and 43.2 eligibility by removing the exclusion of active solar heating and ground-source heat pump systems used to heat swimming pools. Similarly, it is proposed to remove the exclusion for geothermal energy systems used to heat swimming pools, except where geothermal water is used directly in a pool or spa.

Equipment Used to Produce Fuel from Specified Waste Material or Carbon Dioxide

Solid, liquid and gaseous renewable fuels may be derived from organic material through a broad range of mechanical, bio-chemical and thermo-chemical processes. It is also possible to produce liquid synthetic fuels from carbon dioxide. Depending on the type of fuels, different applications are possible, for example: direct combustion to generate electricity or heat; injection into natural gas distribution networks; and fuelling vehicles. Equipment used for the production of gaseous renewable fuels (e.g., biogas and producer gas) from certain waste material (e.g., wood, food and animal waste) is generally eligible under Class 43.1 and 43.2. Certain equipment used to produce liquid renewable fuels is eligible under Class 43.1 and 43.2 if it is used to convert wood waste or plant residue into bio-oil that is used primarily for the purpose of generating heat used directly in an industrial process or a greenhouse, generating electricity, or generating electricity and heat.

Budget 2021 proposes to expand eligibility under Class 43.1 and 43.2 to equipment used to convert specified waste material into bio-coal or pellets (including torrefied pellets), but excluding standard equipment used to make wood chips, hog fuel and black liquor. Eligible property would include equipment where all or substantially all of the use of the equipment is in a system that produces bio-coal or pellets (including torrefied pellets) from specified waste material, including storage equipment, materials handling equipment and ash-

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handling equipment. However, eligible property would not include the following:

●	equipment used for shredding, drying or cutting organic material (other than equipment all or substantially all of the use of which is to produce fuel for sale);

●	vehicles; and

●	buildings or other structures.

Budget 2021 also proposes to expand eligibility under Class 43.1 and 43.2 to a broader range of equipment used to produce liquid biofuels (e.g., ethanol, biodiesel and renewable diesel) from specified waste material or carbon dioxide. Eligible property would include equipment where all or substantially all of the use of the equipment is to produce liquid fuels from specified waste material, including related piping, storage equipment, materials handling equipment, ash-handling equipment and equipment used to remove non-combustibles and contaminants from the fuels produced. However, eligible property would not include the following:

●	equipment used to produce spent pulping liquor;

●	vehicles; and

●	buildings or other structures.

For all of these proposed changes, “specified waste material” would include wood waste, municipal waste, sludge from an eligible sewage treatment facility, plant residue, spent pulping liquor, food and animal waste, manure, pulp and paper by-product, and separated organics.

Hydrogen Production by Electrolysis of Water

Hydrogen can provide a clean source of energy with which to generate electricity or heat, or to fuel zero-emission vehicles, and it can also be used in a variety of industrial processes. Currently, hydrogen is mainly produced by steam methane reformation, but it can also be produced by electrolysis of water. When powered by renewable energy, hydrogen produced by electrolysis of water maximizes the environmental benefits of using hydrogen as an energy supply by minimizing its lifecycle carbon intensity. Equipment used to produce hydrogen by electrolysis of water is eligible under Classes 43.1 and 43.2 when it is ancillary to a fixed-location fuel cell and all or substantially all of the electricity used to power the production process is generated using specified renewable energy sources. These renewable energy sources include: the kinetic energy of flowing water; wave or tidal energy; geothermal, photovoltaic or wind energy conversion; and hydroelectric equipment.

Budget 2021 proposes to expand eligibility under Classes 43.1 and 43.2 to include a broader range of equipment used to produce hydrogen by electrolysis of water. Eligible property would include: equipment where all or substantially all of the use of the equipment is to produce hydrogen by electrolysis of water, including electrolysers, rectifiers and other ancillary electrical equipment; water

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treatment and conditioning equipment; and equipment used for hydrogen compression and storage. Eligible property would not include:

●	hydrogen transmission or distribution equipment;

●	electrical transmission or distribution equipment;

●	vehicles or auxiliary electrical generating equipment; and

●	buildings or other structures.

For greater certainty, eligible property would not be required to be powered by renewable energy sources eligible for inclusion in Class 43.1 or 43.2.

Hydrogen Refuelling Equipment

Hydrogen fuel cell electric vehicles are a nascent zero-emission mode of transportation in Canada that require specific refuelling infrastructure. In Budget 2016, the government announced support for business investments in electric vehicle charging infrastructure by expanding Class 43.1 to include electric vehicle charging stations capable of supplying more than 10 kilowatts of continuous power, and by expanding Class 43.2 to include such stations that are capable of supplying at least 90 kilowatts of continuous power.

To support greater use of hydrogen-powered vehicles, Budget 2021 proposes to expand eligibility under Classes 43.1 and 43.2 to include hydrogen refuelling equipment. Eligible property would include equipment used to dispense hydrogen for use in hydrogen-powered automotive equipment and vehicles, including vaporization, compression, storage and cooling equipment. Eligible property would not include:

●	hydrogen production equipment;

●	hydrogen transmission equipment;

●	electrical transmission and distribution equipment;

●	vehicles or auxiliary electrical generating equipment; and

●	buildings or other structures.

Fossil-Fuelled Cogeneration Systems

Fossil-fuelled cogeneration systems generate both electricity and useful heat using fossil fuels as the energy source (typically natural gas). Due to the use of heat that would otherwise be wasted, these systems offer an efficient use of fossil fuels. However, they still produce greenhouse gas emissions and, as such, cannot achieve net-zero emissions on a lifecycle basis.

Budget 2021 proposes to remove these systems from Classes 43.1 and 43.2.

Fossil-Fuelled Enhanced Combined Cycle Systems

A combined cycle system uses two different heat engines simultaneously to

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produce electricity. It is usually composed of a gas turbine and a steam turbine, where the residual heat from the gas turbine is used to generate steam to drive the steam turbine, resulting in higher efficiency than using the gas turbine alone. An “enhanced combined cycle system” is a type of combined cycle system in which thermal waste from one or more natural gas compressor systems is recovered and used to contribute at least 20 per cent of the energy input of a combined cycle process in order to enhance the generation of electricity.

These systems burn natural gas as a fuel and must be located where there is no other viable host for the waste heat. Similar to fossil-fuelled cogeneration systems, enhanced combined cycle systems offer an efficient use of fossil fuels but cannot achieve net-zero emissions on a lifecycle basis.

Budget 2021 proposes to remove these systems from Classes 43.1 and 43.2.

Specified Waste-Fuelled Electrical Generation Systems

Specified waste-fuelled electrical generation systems generate electricity (and, in the case of cogeneration systems, electricity and useful heat) using certain specified waste fuels, or a mix of specified waste fuels and fossil fuels (co-fired systems). These specified waste fuels include “eligible waste fuel” (biogas, bio-oil, digester gas, landfill gas, municipal waste, plant residue, pulp and paper waste, and wood waste), producer gas and spent pulping liquor. The co-firing of specified waste fuels with fossil fuels may be done for technical, economic, or fuel availability reasons.

Budget 2021 proposes to remove from Classes 43.1 and 43.2 specified waste-fuelled electrical generation systems for which more than one quarter of their total fuel energy input is from fossil fuels, determined on an annualized basis.

Classes 43.1 and 43.2 apply energy efficiency requirements for specified waste-fuelled electrical generation systems that co-fire with fossil fuels. These energy efficiency requirements are expressed in the form of maximum heat rate thresholds, which are defined as the ratio of the fuel energy input over the electrical and heat energy output. In contrast, there are no heat rate thresholds for systems that burn only specified waste fuels.

To promote the efficient use of waste fuels, Budget 2021 proposes that eligibility for Classes 43.1 and 43.2 for all specified waste-fuelled electrical generation systems be subject to a heat rate threshold. Systems with an electrical output capacity of three megawatts or less will be exempt from this requirement.

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Eligible specified waste-fuelled electrical generation systems would be those that do not exceed a heat rate threshold of 11,000 BTU per kilowatt-hour. The heat rate would be calculated as shown below:

Heat Rate =	(2 x Ffossil) + Fwaste
E + (H ÷ 3412)

where:

●	Ffossil is the energy content of the fossil fuel consumed by the system in a year in BTU (excluding solution gas), calculated based on the fuel’s higher heating value;

●	Fwaste is the energy content of the specified waste fuel consumed by the system in a year in BTU, calculated based on the fuel’s higher heating value;

●	E is the gross electrical energy produced by the system in a year in kilowatt-hours; and

●	H is the net useful energy in the form of heat exported from the system to a thermal host in a year in BTU.

Specified Waste-Fuelled Heat Production Equipment

Specified waste-fuelled heat production equipment produces heat primarily from eligible waste fuel or producer gas, meaning that more than half of the total fuel energy input must be eligible waste fuel or producer gas. The remaining fuel energy input may be from fossil fuels.

To align with the changes proposed to the eligibility requirements for specified waste-fuelled electrical generation systems, Budget 2021 proposes to remove from Classes 43.1 and 43.2 specified waste-fuelled heat production equipment for which more than one quarter of the total fuel energy input is from fossil fuels, determined on an annualized basis.

Producer Gas Generating Equipment

Producer gas generating equipment generates producer gas from eligible waste fuel using a thermo-chemical conversion process (generally referred to as “gasification”). More than half of the total fuel energy input must be eligible waste fuel, while the remaining fuel energy input may be from fossil fuels.

To align with the changes proposed to the eligibility requirements for specified waste-fuelled electrical generation systems and specified waste-fuelled heat production equipment, Budget 2021 proposes to exclude from Classes 43.1 and 43.2 producer gas generating equipment for which more than one quarter of the total fuel energy input is from fossil fuels, determined on an annualized basis.

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Similarly, there is currently a requirement for producer gas to be generated primarily from eligible waste fuel for it to be an eligible fuel for specified waste-fuelled electrical generation systems and for specified waste-fuelled heat production equipment.

For specified waste-fuelled electrical generation systems and specified waste-fuelled heat production equipment, Budget 2021 proposes to remove from the eligible fuels producer gas generated from more than one-quarter fossil fuel energy input.

Timing of Changes

The expansion of Classes 43.1 and 43.2 would apply in respect of property that is acquired and that becomes available for use on or after Budget Day, where it has not been used or acquired for use for any purpose before Budget Day.

The removal of certain property from eligibility for Classes 43.1 and 43.2, as well as the application of the new heat rate threshold for specified waste-fuelled electrical generation systems, would apply in respect of property that becomes available for use after 2024.

Strategic Environmental Assessment Statement

These measures are expected to have a positive environmental impact by encouraging investment in technologies that would reduce emissions of greenhouse gases and air pollutants. This would help advance the government’s commitments to exceed Canada’s target of reducing total greenhouse gas emissions by 30 per cent relative to 2005 levels by 2030, and to achieve net-zero greenhouse gas emissions by 2050. These measures would also contribute to the Federal Sustainable Development Strategy goals of growing the clean technology industry in Canada, and ensuring all Canadians have access to affordable, reliable and sustainable energy.

Film or Video Production Tax Credits

In recognition of the disruptions caused by the COVID-19 pandemic on film and video productions, Budget 2021 proposes to temporarily extend certain timelines for the Canadian Film or Video Production Tax Credit (CPTC) and the Film or Video Production Services Tax Credit (PSTC).

The CPTC provides a 25-per-cent refundable tax credit on qualified labour expenditures and is available to productions certified to be Canadian film or video productions. The PSTC provides a 16-per-cent refundable credit on qualified Canadian labour expenditures and is available to foreign films and videos produced in Canada.

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Extending Timelines for the CPTC

Budget 2021 proposes to extend by 12 months the following timelines with respect to the CPTC:

●	The 24-month period to incur qualifying expenditures before the date that principal photography begins.

●	The timeline to submit a certificate of completion to the Canadian Audiovisual Certification Office within 24 months of the end of the tax year in which principal photography began. This new 12-month extension would apply in addition to the existing 18-month extension that is available in this respect.

●	The requirement that there be a written agreement with a Canadian distributor or with a broadcaster licensed by the Canadian Radio-television and Telecommunications Commission to show the production in Canada within 24 months of its completion.

Extending Timelines for the PSTC

Budget 2021 also proposes to extend by 12 months the 24-month timelines in respect of when aggregate expenditure thresholds must be met for film or video productions for the purposes of the PSTC.

In respect of both the CPTC and the PSTC, taxpayers would be required to file a waiver with the Canada Revenue Agency and the Canadian Audiovisual Certification Office in order to extend the assessment limitation period in respect of the relevant years to take into account this 12-month extension.

These measures would be available in respect of productions for which eligible expenditures were incurred by taxpayers in their taxation years ending in 2020 or 2021.

Mandatory Disclosure Rules

The lack of timely, comprehensive and relevant information on aggressive tax planning strategies is one of the main challenges faced by tax authorities worldwide. Early access to such information provides the opportunity to respond quickly to tax risks through informed risk assessments, audits and changes to legislation.

The Income Tax Act contains rules requiring that certain transactions be reported to the Canada Revenue Agency (CRA). However, the CRA’s experience with these rules since their introduction indicates that they are not sufficiently robust to address these concerns.

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The Base Erosion and Profit Shifting Project, Action 12: Final Report (BEPS Action 12 Report) of the Organisation for Economic Co-operation and Development and the Group of 20 makes a number of recommendations relating to the enactment of mandatory disclosure rules. Many of the measures recommended in the BEPS Action 12 Report have been implemented in countries with comparable tax systems. In addition to measures recommended by the BEPS Action 12 Report, the United States and Australia both have reporting requirements for specified taxpayers that reflect uncertainty in relation to tax in their audited financial statements. The experience in these countries provides a useful model for developing similar rules in Canada.

The government is consulting on proposals to enhance Canada’s mandatory disclosure rules. This consultation will address:

●	changes to the Income Tax Act’s reportable transaction rules;

●	a new requirement to report notifiable transactions;

●	a new requirement for specified corporations to report uncertain tax treatments; and

●	related rules providing for, in certain circumstances, the extension of the applicable reassessment period and the introduction of penalties.

It is proposed that, to the extent the proposed measure applies to taxation years, amendments made as a result of this consultation would apply to taxation years that begin after 2021. To the extent the proposed measure applies to transactions, the amendments would apply to transactions entered into on or after January 1, 2022. However, the penalties would not apply to transactions that occur before the date on which the enacting legislation receives Royal Assent.

Stakeholders are invited to provide comments on the proposals set out below, as well as on draft legislation and sample notifiable transactions which are expected to be released in the coming weeks as part of the consultation. Comments should be directed to the Department of Finance by September 3, 2021. Please send your comments to fin.taxdisclosure-divulgationfiscale.fin@canada.ca.

Reportable Transactions

The Income Tax Act contains rules that require that certain transactions entered into by, or for the benefit of, a taxpayer be reported to the CRA. In order for a transaction to be reportable under those rules, it must be an “avoidance transaction”, as that term is defined for the purposes of the general anti-avoidance rule in the Income Tax Act. As well, the transaction must bear at least two of the following three generic hallmarks:

●	A promoter or tax advisor in respect of the transaction is entitled to fees, often referred to as “contingent fees”, that are to any extent:

–	attributable to the amount of the tax benefit from the transaction;

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–	contingent upon the obtaining of a tax benefit from the transaction; or

–	attributable to the number of taxpayers who participate in the transaction or who have been provided access to advice given by the promoter or advisor regarding the tax consequences of the transaction.

●	A promoter or tax advisor requires “confidential protection” with respect to the transaction.

●	The taxpayer, or the person who entered into the transaction for the benefit of the taxpayer, obtains “contractual protection” in respect of the transaction (otherwise than as a result of a fee described in the first hallmark). For these purposes, contractual protection includes:

–	any form of insurance (other than standard professional liability insurance) or other protection (including an indemnity, compensation or a guarantee) that, either immediately or in the future and either absolutely or contingently:

■	protects a person against a failure to achieve any tax benefit from the transaction; or

■	pays for or reimburses any expense, fee, tax, interest, penalty or similar amount that may be incurred by a person in the course of a dispute in respect of a tax benefit from the transaction; and

–	any form of undertaking provided by a promoter, or by any person who does not deal at arm’s length with the promoter, that provides, either immediately or in the future and either absolutely or contingently, assistance, directly or indirectly in any manner whatever, to a person in the course of a dispute in respect of a tax benefit from the transaction.

A reportable transaction includes all the transactions in a series of transactions if at least one of the transactions in the series is an avoidance transaction. If more than one party is required to report the transaction, a report by any of the parties can satisfy the requirement. A reportable transaction must be reported to the CRA on or before June 30 of the calendar year following the calendar year in which the transaction first became a reportable transaction.

While the current rules are intended to provide the CRA with the information it needs, they currently result in only limited reporting by taxpayers.

The BEPS Action 12 Report recommends that countries introducing mandatory disclosure regimes include a mixture of generic and specific hallmarks, with the existence of each of them resulting in a requirement for disclosure. Generic hallmarks target features that are common to promoted schemes, such as the requirement for confidentiality or the payment of a contingent fee. Specific hallmarks target particular areas of concern, such as trading in losses.

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The BEPS Action 12 Report notes that the purpose of a mandatory disclosure regime is to provide the relevant tax administration with information on a wider range of tax policy and revenue risks than those raised by transactions that would be classified as avoidance under a general anti-avoidance rule. A “reportable scheme” for disclosure purposes should generally be broader than the definition of tax avoidance schemes covered by a general anti-avoidance rule and should also cover transactions that are perceived to be aggressive or high-risk from a tax planning perspective.

The BEPS Action 12 Report also notes that Canada’s current June 30 reporting deadline renders it less able than other countries to react quickly to tax avoidance planning. It also concludes that the advantage of requiring both promoters and taxpayers to report is that this may have a stronger deterrent effect on both the supply (promoter) and demand (taxpayer) side of avoidance schemes. A dual reporting approach can also reduce the risk of inadequate disclosure because, for example, a taxpayer’s disclosure can be checked against the promoter’s disclosure to assess whether the information provided is accurate and complete.

To improve the effectiveness of Canada’s mandatory disclosure rules and to bring them in line with international best practices, amendments to the reportable transaction rules are proposed. In particular, it is proposed that only one generic hallmark need be present in order for a transaction to be reportable. It is also proposed that the definition of “avoidance transaction” for these purposes be amended so that a transaction be considered an avoidance transaction if it can reasonably be concluded that one of the main purposes of entering into the transaction is to obtain a tax benefit.

It is proposed that a taxpayer who enters into a reportable transaction, or another person who enters into such a transaction in order to procure a tax benefit for the taxpayer, would be required to report the transaction to the CRA within 45 days of the earlier of:

●	the day the taxpayer becomes contractually obligated to enter into the transaction or a person who entered into the transaction for the benefit of the taxpayer becomes contractually obligated to enter into the transaction; and

●	the day the taxpayer enters into the transaction or a person who entered into the transaction for the benefit of the taxpayer enters into the transaction.

It is further proposed that reporting (as a reportable transaction) of a scheme that, if implemented, would be a reportable transaction be required to be made by a promoter or advisor (as well as by persons who do not deal at arm’s length with the promoter or advisor and who are entitled to receive a fee with respect to the transaction) within the same time limits. In addition, it is proposed that an exception to the reporting requirement be available for advisors to the extent that solicitor-client privilege applies.

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Notifiable Transactions

As noted above, the BEPS Action 12 Report recommends that an effective mandatory disclosure regime include a mixture of specific and generic hallmarks. Specific hallmarks target particular areas of concern. The report recommends the timely disclosure of specific tax schemes to allow governments to quickly develop targeted and appropriate responses to them.

The United States has mandatory disclosure regimes relating to “listed transactions” and “transactions of interest”, which are noted in the BEPS Action 12 Report. A U.S. listed transaction is a transaction that is the same as, or substantially similar to, one that the Internal Revenue Service (IRS) has determined to be a tax avoidance transaction and has identified by notice or other form of published guidance. A U.S. transaction of interest is a transaction that the IRS and the U.S. Treasury Department consider to be a transaction that has the potential for tax avoidance or evasion, but for which they lack sufficient information to make that determination.

Similar rules are also in force in the United Kingdom (disclosure of tax avoidance schemes or DOTAS), Australia (disclosed in the reportable tax position schedule, under category C), and the European Union. Quebec has also enacted a measure that requires taxpayers who have carried out certain transactions to file an information return with Revenu Québec.

To provide the CRA with pertinent information relating to tax avoidance transactions (including series of transactions) and other transactions of interest on a timely basis, it is proposed to introduce a category of specific hallmarks known as “notifiable transactions”. Under this approach, the Minister of National Revenue would have the authority to designate, with the concurrence of the Minister of Finance, a transaction as a notifiable transaction.

Similar to the approach taken by the United States, notifiable transactions would include both transactions that the CRA has found to be abusive and transactions identified as transactions of interest. The description of a notifiable transaction would set out the fact patterns or outcomes that constitute that transaction in sufficient detail to enable taxpayers to comply with the disclosure rule. It would also include examples in appropriate circumstances. Sample descriptions of notifiable transactions will be issued as part of the consultation.

A taxpayer who enters into a notifiable transaction, or a transaction or series of transactions that is substantially similar to a notifiable transaction – or another person who enters into such a transaction or series in order to procure a tax benefit for the taxpayer – would be required to report the transaction or series in prescribed form to the CRA within 45 days of the earlier of:

●	the day the taxpayer becomes contractually obligated to enter into the

Tax Measures: Supplementary Information	633

transaction or series or a person who entered into the transaction or series for the benefit of the taxpayer becomes contractually obligated to enter into the transaction or series; and

●	the day the taxpayer enters into the transaction or series or a person who entered into the transaction or series for the benefit of the taxpayer enters into the transaction or series.

A promoter or advisor who offers a scheme that, if implemented, would be a notifiable transaction, or a transaction or series of transactions that is substantially similar to a notifiable transaction – as well as a person who does not deal at arm’s length with the promoter or advisor and who is entitled to receive a fee in respect of the transaction – would be required to report within the same time limits. In addition, it is proposed that an exception to the reporting requirement be available for advisors to the extent that solicitor-client privilege applies.

These proposed amendments are intended to provide information to the CRA and would not change the tax treatment of a transaction.

For example, in a recent decision of the Tax Court of Canada (Paletta v. The Queen) involving a taxpayer who entered into an aggressive series of transactions referred to as straddle planning, which was designed to defer indefinitely tax payable under the Income Tax Act, the CRA tried unsuccessfully to reassess the taxpayer for relevant taxation years outside the normal reassessment period. This series of transactions resulted in an immediate loss realization and an indefinite gain deferral for the taxpayer. Since the burden associated with the reassessment of a taxation year made after the normal reassessment period in a case such as Paletta requires the CRA to prove that the taxpayer made a misrepresentation on their tax return that was attributable to neglect, carelessness or wilful default, such a reassessment is challenging and time consuming for the CRA. If the transactions associated with this aggressive straddle planning had been designated as a notifiable transaction, the CRA would have been notified in time to be able to assess the taxpayer within the normal reassessment period. The proposed notifiable transaction regime would allow the CRA to challenge planning like this in a timely manner, based on their merits.

Uncertain Tax Treatments

An uncertain tax treatment is a tax treatment used, or planned to be used, in an entity’s income tax filings for which there is uncertainty over whether the tax treatment will be accepted as being in accordance with tax law. At present, there is no requirement in Canada to disclose uncertain tax treatments. However, both the United States and Australia have reporting requirements related to uncertain tax treatments. In addition, the United Kingdom recently conducted a public consultation with respect to the introduction of uncertain tax treatment reporting requirements and has announced its intention to enact the required legislation. In

634	Annex 6

this regard, it was noted that large corporations are already familiar with the Australian and the U.S. reporting regimes, and that this would facilitate transitioning taxpayers into a similar regime in the United Kingdom. The same can be said for the introduction of a similar regime in Canada.

Under the U.S. uncertain tax positions rule, a corporation meeting an asset threshold, and certain other conditions, must report (under Schedule UTP) when it has taken a tax position on a U.S. income tax return and either the corporation or a related party has recorded a reserve with respect to that tax position in its audited financial statements. Similarly, under the Australian rules, a corporation meeting a revenue threshold, and certain other conditions, must report (under category B: Tax uncertainty in financial statements) when it has taken a tax position on an Australian income tax return for a year and either the corporation or a related party has recognized or disclosed uncertainty with respect to that tax position in its audited financial statements.

It is proposed that a similar reporting regime be implemented in Canada. As such, specified corporate taxpayers would be required to report particular uncertain tax treatments to the CRA.

Introducing such requirement in Canada would:

●	allow the CRA to more efficiently identify issues and allocate its resources for compliance activities; and

●	ensure the CRA is able to conduct its audit activities with respect to transactions at issue in a timely manner.

Accounting Rules Regarding Uncertain Tax Treatments

If a corporation’s financial statements, or those of its corporate parent, are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and there is uncertainty regarding a tax position taken, or planned to be taken, in its tax return, the effect of that uncertainty might need to be reflected in those financial statements. Canadian GAAP provides that International Financial Reporting Standards (IFRS) are to be used by public corporations, and may be adopted by private corporations if they choose to do so. IFRS provide that an entity shall consider whether it is probable that a taxation authority will accept an uncertain tax treatment. “Taxation authority” in this context refers to the body or bodies that decide whether tax treatments are acceptable under tax law, and in the Canadian context ultimately means the courts. If an entity concludes it is probable that the taxation authority will accept an uncertain tax treatment, IFRS provide that the entity shall determine the taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment used, or planned to be used, in its income tax filings.

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However, if an entity concludes it is not probable that the taxation authority will accept a particular uncertain tax treatment (and thus, as described by the IFRS Interpretations Committee, it is probable that the entity will receive or pay amounts relating to the uncertain tax treatment), the entity shall reflect the effect of that uncertainty in determining the related taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates by using either the most likely amount or the expected value, depending on which method the entity expects to better predict the resolution of the uncertainty.

As such, Canadian public corporations, and those Canadian private corporations that choose to use IFRS, have an existing requirement to identify uncertain tax treatments for financial statement purposes. When such a corporation determines that it is not probable that the taxation authority will accept an uncertain tax treatment (including an uncertain tax treatment relating to an entity controlled by the corporation), the effect of that uncertainty is reflected in the corporation’s financial statements (which would be presented on a consolidated basis with those entities it controls).

Requirement to Report Uncertain Tax Treatments

It is proposed that specified corporate taxpayers be required to report particular uncertain tax treatments to the CRA. A reporting corporation would generally be required to report an uncertain tax treatment in respect of a taxation year where the following conditions are met:

●	The corporation is required to file a Canadian return of income for the taxation year. That is, the corporation is a resident of Canada or is a non-resident corporation with a taxable presence in Canada.

●	The corporation has at least $50 million in assets at the end of the financial year that coincides with the taxation year (or the last financial year that ends before the end of the taxation year). This threshold would apply to each individual corporation.

●	The corporation, or a related corporation, has audited financial statements prepared in accordance with IFRS or other country-specific GAAP relevant for domestic public companies (e.g., U.S. GAAP).

●	Uncertainty in respect of the corporation’s Canadian income tax for the taxation year is reflected in those audited financial statements (i.e., the entity concluded it is not probable that the taxation authority will accept an uncertain tax treatment and thus, as described by the IFRS Interpretations Committee, it is probable that the entity will receive or pay amounts relating to the uncertain tax treatment).

The determination of whether a corporation has $50 million in assets would be made using the carrying value of the assets on the corporation’s balance sheet at the end of the financial year. If the corporation did not prepare a balance sheet,

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or did not prepare a balance sheet in accordance with Canadian GAAP (or other country-specific GAAP relevant for domestic public companies), the amounts used would be those that would have been reflected in a balance sheet prepared in accordance with GAAP. Banks and insurance corporations that are regulated by the Superintendent of Financial Institutions, or a similar provincial authority, would use the amounts in the statements accepted by that authority for regulatory purposes.

As noted above, Canadian GAAP require that the audited financial statements of public corporations be prepared in accordance with IFRS. As a result, the requirement to report particular uncertain tax treatments would apply to Canadian public corporations, subject to the asset threshold. Since IFRS require that a public corporation’s financial statements be prepared on a consolidated basis with those corporations that it controls, the requirement to report particular uncertain tax treatments would also apply, subject to the asset threshold, to those corporations that are controlled by a Canadian public corporation.

The requirement to report particular uncertain tax treatments would apply to a private corporation that meets the asset threshold if it, or a related corporation, has audited financial statements prepared in accordance with IFRS. While normally a private corporation would not have audited financial statements prepared in accordance with IFRS, where it does, those statements would be presented on a consolidated basis with those corporations it controls and would, when appropriate, reflect uncertainty pertaining to uncertain tax treatments relating to those corporations.

The requirement to report particular uncertain tax treatments would also apply to a corporation if it meets the asset threshold and it, or a related corporation, has audited financial statements prepared in accordance with another country-specific GAAP relevant for domestic public corporations (e.g., U.S. GAAP). For example, the requirement to report would apply, subject to the asset threshold, if a U.S.-resident corporation had taken a tax position on its Canadian income tax return for a year and recorded a reserve with respect to that tax position in its audited financial statements prepared in accordance with U.S. GAAP. This part of the proposal is meant to ensure that the requirement to report particular uncertain tax treatments would apply appropriately where a corporation is a Canadian corporation controlled by a non-resident corporation or is a non-resident corporation with a taxable presence in Canada (e.g., carrying on business in Canada through a permanent establishment).

For each reportable uncertain tax treatment of a corporation, the corporation would be required to provide prescribed information, such as the quantum of taxes at issue, a concise description of the relevant facts, the tax treatment taken (including the relevant sections of the Income Tax Act) and whether the uncertainty relates to a permanent or temporary difference in tax. It is expected

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that there would be a limited administrative burden for reporting corporations as the information to be reported would not be extensive and would be readily available given the need to analyze uncertain tax treatments as part of the preparation of financial statements.

It is proposed that uncertain tax treatments be required to be reported at the same time that the reporting corporation’s Canadian income tax return is due. The introduction of a requirement to report particular uncertain tax treatments is intended to provide information to the CRA to allow it to more efficiently administer and enforce the Income Tax Act. It would not directly impact the income tax liabilities of corporate taxpayers.

Reassessment Period

When a taxpayer files an income tax return for a taxation year, the CRA is required to perform an initial examination of the return and to assess tax payable, if any, with all due dispatch. The CRA then normally has a fixed period, referred to as the “normal reassessment period”, after its initial examination beyond which it is precluded from reassessing the taxpayer (i.e., reassessment of the taxation year becomes statute-barred). The normal reassessment period is generally three or four years, depending on the type of taxpayer.

In support of the new mandatory disclosure rules, it is proposed that, where a taxpayer has a reporting requirement in respect of a transaction relevant to the taxpayer’s income tax return for a taxation year, the normal reassessment period would not commence in respect of the transaction until the taxpayer has complied with the reporting requirement. As a result, if a taxpayer does not comply with a mandatory disclosure reporting requirement for a taxation year in respect of a transaction, a reassessment of the year in respect of the transaction would not become statute-barred.

Penalties

The BEPS Action 12 Report recommends that countries introduce financial penalties that apply when disclosure rules are not complied with and that consideration be given to percentage-based penalties based upon transaction size or the extent of any tax savings.

Taxpayer Penalty

To support the proposed reporting requirements, it is proposed that, with respect to persons who enter into reportable or notifiable transactions, or for whom a tax benefit results from a reportable or notifiable transaction, a penalty of $500 per week apply for each failure to report a reportable transaction or a notifiable transaction,

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●	up to the greater of $25,000 and 25 per cent of the tax benefit; or

●	for corporations that have assets that have a total carrying value of $50 million or more, a penalty of $2,000 per week, up to the greater of $100,000 and 25 per cent of the tax benefit.

Promoter Penalty

It is also proposed that, with respect to advisors and promoters of reportable or notifiable transactions, as well as with respect to persons who do not deal at arm’s length with them and who are entitled to a fee with respect to the transactions, a penalty be imposed for each failure to report equal to the total of:

●	100 per cent of the fees charged by that person to a person for whom a tax benefit results;

●	$10,000; and

●	$1,000 for each day during which the failure to report continues, up to a maximum of $100,000.

In order to avoid imposing two sets of penalties upon a person who both 1) enters into a reportable or notifiable transaction for the benefit of another person, and 2) is a person who does not deal at arm’s length with an advisor or promoter in respect of the reportable or notifiable transaction and is entitled to a fee, it is proposed that such a person be subject only to the greater of the penalties discussed above.

Uncertain Tax Treatment Penalty

For corporations subject to the requirement to report uncertain tax treatments, it is proposed that the penalty for failure to report each particular uncertain tax treatment be $2,000 per week, up to a maximum of $100,000.

Avoidance of Tax Debts

The Income Tax Act has an anti-avoidance rule (the “tax debt avoidance rule”) that is intended to prevent taxpayers from avoiding their tax liabilities by transferring their assets to non-arm’s length persons for insufficient consideration. In these circumstances, the rule causes the transferee to be jointly and severally liable with the transferor for tax debts of the transferor for the current or any prior taxation year, to the extent that the value of the property transferred exceeds the amount of consideration given for the property.

Some taxpayers are engaging in complex transactions that attempt to circumvent the tax debt avoidance rule. This planning seeks to avoid the technical application of the rule by:

●	arranging for a tax debt to crystallize after the end of the taxation year in which the property transfer occurs;

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●	arranging for the transferor to be dealing at arm’s length with the transferee at the time of the property transfer; or

●	stripping out net asset value of the transferor using a series of transactions that does not breach the point-in-time valuation test for the property transferred and consideration given therefor.

This planning is often packaged with highly aggressive tax plans that attempt to eliminate the underlying tax liability of the transferor so that, if the latter planning fails, the Canada Revenue Agency would be unable to collect the tax debt because the indebted taxpayer has been stripped of their assets.

Budget 2021 proposes a number of measures to address this planning, as well as a penalty for those who devise and promote such schemes. The specific proposals are outlined below.

Deferral of Tax Debts

An anti-avoidance rule would be introduced that would provide that, for the purposes of the tax debt avoidance rule, a tax debt would be deemed to have arisen before the end of the taxation year in which a transfer of property occurs if it is reasonable to conclude that:

●	the transferor (or a person that does not deal at arm’s length with the transferor) had knowledge (or would have knowledge if they had made reasonable inquiries) that there would be a tax amount owing by the transferor (or there would be a tax amount owing if not for additional tax planning done as part of the series of transactions that includes the transfer) that would arise after the end of the taxation year; and

●	one of the purposes for the transfer of property was to avoid the payment of the future tax debt.

Avoidance of Non-Arm’s Length Status

Budget 2021 proposes an anti-avoidance rule that would provide that, for the purposes of the tax debt avoidance rule, a transferor and transferee that, at the time of a transfer of property, would otherwise be considered to be dealing with each other at arm’s length, would be deemed to have not been dealing with each other at arm’s length at that time if:

●	at any time within a series of transactions or events that includes the transfer, the transferor and transferee do not deal at arm’s length; and

●	it is reasonable to conclude that one of the purposes of a transaction or event (or a series of transactions or events) within that series was to cause the transferor and transferee to deal at arm’s length at the time of transfer.

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Valuations

A rule would be introduced such that, for transfers of property that are part of a series of transactions or events, the overall result of the series would be considered in determining the values of the property transferred and the consideration given for the property, rather than simply using those values at the time of the transfer.

Penalty

A penalty would also be introduced for planners and promoters of tax debt avoidance schemes. The penalty would be equal to the lesser of:

●	50 per cent of the tax that is attempted to be avoided; and

●	$100,000 plus the promoter’s or planner’s compensation for the scheme.

This penalty would mirror an existing penalty in the so-called “third-party civil penalty” rules in the Income Tax Act in respect of certain false statements, including the standard for its application.

Application

The rules would apply in respect of transfers of property that occur on or after Budget Day.

Other Statutes

Similar amendments would be made to comparable provisions in other federal statutes (e.g., section 325 of the Excise Tax Act, section 297 of the Excise Act, 2001 and section 161 of the Greenhouse Gas Pollution Pricing Act).

Audit Authorities

The Income Tax Act provides the Canada Revenue Agency (CRA) with the authority to audit taxpayers and otherwise ensure compliance with the Income Tax Act. The scope of this authority was the subject of a recent court decision which called into question the extent to which CRA officials can require persons to answer all proper questions and to provide all reasonable assistance relating to the administration or enforcement of the Income Tax Act. The decision also called into question the extent to which CRA officials can require that questions be answered orally.

To ensure that the CRA has the authority it needs to conduct audits and undertake other compliance activities, Budget 2021 proposes amendments to the Income Tax Act, the Excise Tax Act, the Excise Act, 2001, the Air Travellers Security Charge Act and Part 1 of the Greenhouse Gas Pollution Pricing Act. These amendments would confirm that CRA officials have the authority to require

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persons to answer all proper questions, and to provide all reasonable assistance, for any purpose related to the administration or enforcement of the relevant statute. They would also provide that CRA officials have the authority to require persons to respond to questions orally or in writing, including in any form specified by the relevant CRA official. These amendments would allow the CRA to undertake audit and other compliance activities in the same manner as it did prior to the decision.

These measures would come into force on Royal Assent.

International Tax Measures

Base Erosion and Profit Shifting

The government is committed to safeguarding Canada’s tax system and to that end continues to be an active participant in multilateral efforts to address base erosion and profit shifting (BEPS). BEPS primarily refers to international tax planning arrangements used by multinational enterprises to reduce their taxes by exploiting the interaction between domestic and international tax rules – for example, through shifting profits earned in Canada to other jurisdictions. (Some BEPS issues also have implications for domestic tax avoidance arrangements, and need not focus exclusively upon planning arrangements used by multinational enterprises.) The government has already implemented the measures agreed to as minimum standards under the action plan developed by the Organisation for Economic Co-operation and Development (OECD) and the Group of 20 (G20) to address BEPS (the BEPS Action Plan). These minimum standards address:

●	the exchange of information on confidential tax rulings to counter harmful tax practices;

●	the adoption of treaty rules to address treaty shopping and other forms of abuse of Canada’s tax treaties;

●	the exchange of country-by-country reports on the global distribution of income, taxes and business activities of multinational enterprises; and

●	making dispute resolution mechanisms in tax treaties more effective.

Canada has followed through on other BEPS recommendations by accepting the new transfer pricing guidance developed under the BEPS project, continuing to strengthen its robust foreign affiliate regime, and ratifying the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (which allows countries to modify the application of their existing tax treaties to put in place anti-BEPS measures without having to individually renegotiate those treaties).

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Budget 2021 builds on this work by proposing to implement the best practices recommended by the BEPS Action Plan on interest deductibility and hybrid mismatch arrangements. More details on the interest deductibility and hybrid mismatch arrangements measures are set out below. In addition, the government is proposing consultations on enhancements to Canada’s transfer pricing and mandatory disclosure rules. The transfer pricing and mandatory disclosure measures are discussed elsewhere in these budget documents.

Interest Deductibility Limits

In general, businesses obtain external funding for their operations through either debt or equity. In Canada, as in most jurisdictions, interest expenses in respect of such debt are generally deductible against the income of the borrower. However, the deductibility of interest raises the potential that excessive debt or interest expense can be placed in Canadian businesses in a way that erodes the tax base, for example, through:

●	interest payments to related non-residents in low-tax jurisdictions;

●	the use of debt to finance investments that earn non-taxable income; or

●	having Canadian businesses bear a disproportionate burden of a multinational group’s third-party borrowings.

A number of rules provide some measure of protection of the Canadian tax base from erosion due to excessive debt and interest expense. These include the thin capitalization rules, which limit the deductibility of interest expense where the amount of debt owing to specified non-residents exceeds a 1.5-to-1 debt-to-equity ratio. However, the scope of these rules is limited.

A number of countries – notably other members of the G7 and the European Union member states – have introduced, or are in the process of introducing, limitations on interest deductibility that are consistent with the recommendations in the Action 4 Report of the BEPS Action Plan. The recommended approach described in that report limits the amount of net interest expense (i.e., interest expense, including payments economically equivalent to interest, as well as other financing-related expenses, less interest and financing-related income) that may be deducted to a fixed share of earnings. This “earnings-stripping” approach to limiting interest deductibility provides broad protection against base erosion, while still allowing businesses to deduct reasonable amounts of interest.

Budget 2021 proposes to introduce an earnings-stripping rule consistent with the recommendations in the Action 4 Report. The new rule would limit the amount of net interest expense that a corporation may deduct in computing its taxable income to no more than a fixed ratio of “tax EBITDA”, which is that corporation’s taxable income before taking into account interest expense, interest income and income tax, and deductions for depreciation and amortization, where each of these items is as determined for tax purposes. For these purposes:

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●	As it is based on a corporation’s taxable income, tax EBITDA would exclude, among other things, dividends to the extent they qualify for the inter-corporate dividend deduction or the deduction for certain dividends received from foreign affiliates.

●	Interest expense and interest income would include not only amounts that are legally interest, but also certain payments that are economically equivalent to interest, and other financing-related expenses and income.

●	The measure of interest expense would exclude interest that is not deductible under existing income tax rules, including the thin capitalization rules, which would continue to apply.

●	Interest expense and interest income related to debts owing between Canadian members of a corporate group would generally be excluded. This is intended to ensure, among other things, that the new rule does not impact on corporate transactions that are undertaken within Canadian corporate groups to allow the losses of one group member to be offset against the income of another group member. In addition, a mechanism would be included to ensure that the new rule does not impact on certain variants of these transactions that involve the generation of a loss in a group entity through the payment of interest on intra-group debt and the subsequent absorption of this entity by another group entity in order to claim a carryforward of the loss.

The new earnings-stripping rule would also apply to trusts, partnerships and Canadian branches of non-resident taxpayers.

Exemptions from the new rule would be available for:

●	Canadian-controlled private corporations that, together with any associated corporations, have taxable capital employed in Canada of less than $15 million (i.e., the top end of the phase-out range for the small business deduction); and

●	groups of corporations and trusts whose aggregate net interest expense among their Canadian members is $250,000 or less.

Interest denied under the earnings-stripping rule would be able to be carried forward for up to twenty years or back for up to three years. Denied interest would be allowed to be carried back to taxation years that begin prior to the effective date of the rule, to the extent that the taxpayer would have had the capacity to absorb these denied expenses, had the proposed rule been in effect for those years. In determining whether the taxpayer would have had the capacity to absorb the denied expenses in those years, any such capacity would be reduced by overall net interest expense, in aggregate for all those years, of Canadian members of the taxpayer’s group that exceeded the fixed ratio (or the group ratio, discussed below, if higher).

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Canadian members of a group that have a ratio of net interest to tax EBITDA below the fixed ratio would generally be able to transfer the resultant unused capacity to deduct interest to other Canadian members of the group whose net interest expense deductions, including denied deductions carried over from another year, would otherwise be limited by the rule. The definition of a group for this purpose will be included in the draft legislative proposals.

The proposed measure also includes a “group ratio” rule that would allow a taxpayer to deduct interest in excess of the fixed ratio of tax EBITDA where the taxpayer is able to demonstrate that the ratio of net third party interest to book EBITDA of its consolidated group implies that a higher deduction limit would be appropriate. The determination of the amount of unused capacity to deduct interest, which can be transferred between the Canadian members of a group, would take into consideration the higher group ratio.

The consolidated group, for purposes of the group ratio rule, would comprise the parent company and all of its subsidiaries that are fully consolidated in the parent’s audited consolidated financial statements. Measures of net third party interest expense and book EBITDA under this rule would be based on the group’s audited consolidated financial statements with appropriate adjustments, including an exclusion for certain interest payments to creditors that are outside the consolidated group but are related to, or are significant shareholders of, Canadian group entities. As set out in the Action 4 report, adjustments would also be necessary to address the impact of entities with negative book EBITDA. These adjustments would ensure that, where a group has negative book EBITDA, such that it is not possible to calculate a meaningful group ratio, the group can nonetheless benefit from the group ratio rule. Adjustments would also be made to ensure that, where the group as a whole has positive book EBITDA but includes one or more entities with negative book EBITDA, the group does not benefit from an inappropriately high group ratio.

Consistent with the rationale of the group ratio rule, it is expected that standalone Canadian corporations and Canadian corporations that are members of a group none of whose members is a non-resident would, in most cases, not have their interest expense deductions limited under the proposed rule. Measures to reduce the compliance burden on these entities and groups will be explored.

While there are base erosion risks associated with interest deductions by financial institutions, there are challenges in applying an earnings-stripping rule to certain types of financial institutions, and there is no clear way to address these challenges. One reason is that many financial institutions earn substantial amounts of interest income as part of their regular business activity and these amounts may frequently exceed their interest expense. As the proposal is based on a concept of net interest expense, this could result in the proposed earnings-stripping rule having no impact on these financial institutions, and could provide

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significant capacity to shelter the interest expense of other members of the financial institution’s group. It is therefore proposed to not allow banks and life insurance companies to transfer unused capacity to deduct interest to other members of their corporate groups that are not also regulated banking or insurance entities. Further consideration will be given to whether there are targeted measures that could address base erosion concerns associated with excessive interest deductions by regulated banks and life insurance companies, and comments are invited from stakeholders in this regard.

In order to facilitate transition to the new rule and in particular having regard to the impact of the pandemic on corporate earnings, it would be phased in, with a fixed ratio of 40 per cent for taxation years beginning on or after January 1, 2023 but before January 1, 2024 (the transition year), and 30 per cent for taxation years beginning on or after January 1, 2024. In addition, taxpayers that have interest deductions denied for the transition year would be able to carry back the denied interest and deduct it in any of the three preceding years, as discussed above, using the 40-per-cent fixed ratio (or the group ratio for that earlier year, if higher) to determine their capacity to absorb carried-back interest in those preceding years. Where interest deductions are denied for a year following the transition year, carrybacks of denied interest to the transition year or an earlier year would be allowed using the 30-per-cent fixed ratio (or the group ratio for the transition year or that earlier year, as the case may be, if higher) to determine their capacity to absorb carried-back interest in those preceding years. Carrybacks to the transition year would also be subject to the constraint, similar to the provision described above in relation to pre-transition years, that the taxpayer’s capacity in the transition year to absorb carried-back denied interest would be reduced by the overall deductible net interest expense of Canadian members of the taxpayer’s group that exceeded the 30-per-cent ratio (or the group ratio, if higher) in the transition year. For example, the unused capacity in the transition year of an entity with a tax-EBITDA ratio of 25 per cent (and ignoring the group ratio for purposes of this example) would be reduced to the extent another Canadian group entity incurred net interest expense in the transition year in excess of 30 per cent of its tax EBITDA and the deduction of this excess interest expense was not denied in the transition year by virtue of the 40-per-cent fixed ratio in that year.

This measure would apply to taxation years that begin on or after January 1, 2023 (with an anti-avoidance rule to prevent taxpayers from deferring the application of the measure, or of the 30-per-cent fixed ratio) and would apply with respect to existing as well as new borrowings. Draft legislative proposals are expected to be released for comment in the summer.

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Hybrid Mismatch Arrangements

Hybrid mismatch arrangements are cross-border tax avoidance structures that exploit differences in the income tax treatment of business entities or financial instruments under the laws of two or more countries to produce mismatches in tax results.

The Action 2 report of the BEPS Action Plan recommends detailed rules for countries to adopt in their domestic legislation to ensure that multinational enterprises cannot derive tax benefits from the use of hybrid mismatch arrangements. The two main forms of hybrid mismatch addressed by the Action 2 recommendations are:

●	Deduction/non-inclusion mismatches: These arise where a country allows a deduction in respect of a cross-border payment, the receipt of which is not included within a reasonable period of time in ordinary income in the other country. For these purposes, “ordinary income” generally means income that is subject to income tax at the recipient’s full tax rate and does not benefit from any exemption, exclusion, deduction, credit or comparable tax relief.

●	Double deduction mismatches: These arise where a tax deduction is available in two or more countries in respect of a single economic expense.

The Action 2 recommendations also address a form of hybrid mismatch known as imported mismatches. These generally arise where a payment is deductible by an entity resident in one country and included in the ordinary income of a recipient entity resident in a second country, but that ordinary income is set off against a deduction under a hybrid mismatch arrangement between the second entity and an entity resident in a third country.

A supplement to the Action 2 report recommends additional rules to address branch mismatch arrangements, which generally produce mismatches similar to hybrid mismatch arrangements. These mismatches occur where the residence country of a taxpayer takes a different view from that of the country where the taxpayer’s branch is located as to the allocation of income and expenditures between the two countries.

The Action 2 recommendations reflect a broad international consensus that hybrid mismatch and branch mismatch arrangements (collectively, hybrid arrangements) significantly erode the tax bases of affected countries. Hybrid arrangements may also have other adverse effects, such as distorting investment decisions and providing an unfair competitive advantage to multinational enterprises over domestic businesses.

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The Action 2 report recognizes that coordinated international action is required in order to address the negative impacts of hybrid arrangements, without giving rise to double taxation or other unintended consequences. Accordingly, the Action 2 recommendations outline a common approach that is intended to ensure countries have consistent rules that operate in a coordinated manner. A number of countries (including the United States, the United Kingdom, Australia and the European Union member states) have already implemented, or committed to implement, rules consistent with the Action 2 recommendations.

There are existing Canadian income tax rules that the government can use to challenge certain hybrid arrangements. However, further specific legislative measures would provide certainty and, as noted above, there are significant advantages to adopting the common approach in the Action 2 report.

Budget 2021 proposes to implement rules consistent with the Action 2 recommendations, with appropriate adaptations to the Canadian income tax context.

In general terms, under the main proposed rules, payments made by Canadian residents under hybrid mismatch arrangements would not be deductible for Canadian income tax purposes to the extent that they give rise to a further deduction in another country or are not included in the ordinary income of a non-resident recipient. Conversely, to the extent that a payment made under such an arrangement by an entity that is not resident in Canada is deductible for foreign income tax purposes, no deduction in respect of the payment would be permitted against the income of a Canadian resident. Any amount of the payment received by a Canadian resident would also be included in income, and, if the payment is a dividend, it would not be eligible for the deduction otherwise available for certain dividends received from foreign affiliates. In effect, these rules would neutralize a mismatch by aligning the Canadian income tax treatment with the income tax treatment in the foreign country.

Rules implementing other Action 2 recommendations – such as those on branch mismatch arrangements, imported mismatch arrangements and reverse hybrids (i.e., entities that are fiscally transparent under the laws of the country where they are formed, but are treated as a separate entity under the laws of an investor’s country) – would be introduced to the extent relevant and appropriate in the Canadian context.

Consistent with the Action 2 recommendations:

●	The proposed rules would be mechanical in nature and would not be conditioned on a purpose test.

●	With limited exceptions, the proposed rules would apply in respect of payments between related parties and payments under certain arrangements between unrelated parties that are designed to produce a mismatch.

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●	The ordering rules recommended by the report would also apply to ensure that the proposed rules are coordinated with similar rules in other countries.

The proposed rules to address hybrid arrangements would be implemented in two separate legislative packages. The first package would comprise rules implementing (with any modifications required for the Canadian income tax context) the recommendations in Chapters 1 and 2 of the Action 2 report. These would generally be intended to neutralize a deduction/non-inclusion mismatch arising from a payment in respect of a financial instrument.

The first legislative package would be released for stakeholder comment later in 2021, and those rules would apply as of July 1, 2022.

The second legislative package would be released for stakeholder comment after 2021, and those rules would apply no earlier than 2023. This package would comprise rules consistent with the Action 2 recommendations that were not addressed in the first package.

Sales and Excise Tax Measures

Application of the GST/HST to E-commerce

In the Fall Economic Statement 2020, the Government of Canada proposed a number of changes to the Goods and Services Tax/Harmonized Sales Tax (GST/HST) system to ensure that the GST/HST applies in a fair and effective manner to the growing digital economy:

●	The government proposed that non-resident vendors supplying digital products or services (including traditional services) to consumers in Canada be required to register for the GST/HST and to collect and remit the tax on their taxable supplies to Canadian consumers. Distribution platform operators would also be required to register for the GST/HST and to collect and remit the tax on the supplies to Canadian consumers that they facilitate. To support compliance with these requirements, a simplified GST/HST registration and remittance framework would be available to non-resident vendors and non-resident distribution platform operators that are not carrying on business in Canada (e.g., have no permanent establishment in Canada).

●	The government proposed that distribution platform operators be required to register under the normal GST/HST rules and to collect and remit GST/HST in respect of sales of goods shipped from a fulfillment warehouse or another place in Canada, when those sales are made by non-registered vendors through distribution platforms. Non-resident vendors that make sales on their own (i.e., not made through a distribution platform) would also be required to register under the normal GST/HST rules and to collect and remit GST/HST in respect of sales of goods shipped from a fulfillment warehouse or another place in Canada.

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●	The government proposed to apply the GST/HST on all supplies of short-term accommodation in Canada facilitated through a digital accommodation platform. Under the proposal, the GST/HST would be required to be collected and remitted on short-term accommodations supplied in Canada through an accommodation platform by either the property owner or the accommodation platform operator. A simplified GST/HST registration and remittance framework would be available to non-resident accommodation platform operators that are not carrying on business in Canada.

These measures would come into force on July 1, 2021.

The government also released draft legislative proposals in relation to the measures and invited interested parties to submit comments on these proposals and the associated draft legislation.

Budget 2021 proposes amendments to these proposals and the associated draft legislation, which take into consideration comments received from stakeholders. These amendments are intended to ensure that the proposals and draft legislation operate effectively and to clarify the application of certain provisions. The substantive proposed amendments are set out below.

Proposed Amendments

Safe Harbour Rules

Under the proposals, platform operators would be required to collect and remit the GST/HST on the supplies they facilitate by third parties that are not registered under the existing GST/HST framework. In many cases, platform operators may rely on information provided by third parties on the transactions they make for determining whether the platform operator is required to collect and remit tax.

Budget 2021 proposes additional rules that would:

●	impose joint and several, or solidary, liability on a platform operator and a third-party supplier for the collection and remittance of tax, if the third-party supplier provides false information to the platform operator; and

●	limit the liability of a platform operator for failure to collect and remit tax, if the platform operator reasonably relied on the information provided by a third-party supplier.

These proposed rules would ensure that a platform operator is not held liable for failing to collect and remit tax as a result of having relied in good faith on information provided by a third-party supplier. Under the proposed rules, the platform operator would be relieved from liability to the extent that it did not collect and remit tax (i.e., where it partially collected tax, it would remain liable for those amounts) and the third-party supplier that provided false information would be liable for any amounts not collected.

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Eligible Deductions

Budget 2021 proposes an amendment to clarify that suppliers registered for the GST/HST under the simplified framework are eligible to deduct amounts for bad debts and certain provincial HST point-of-sale rebates to purchasers (e.g., in respect of audio books) from the tax that they are required to remit, and that public libraries and similar institutions are eligible to claim a rebate for the GST paid on audio books acquired from those suppliers. For instance, a supplier that writes off a bad debt in respect of an amount of GST/HST that they had remitted but for which they are subsequently unable to collect from a purchaser, would be able to deduct the uncollectable bad debt amount from the GST/HST that they are required to remit for a reporting period.

Threshold Amount Determination

Under the proposal for cross-border digital products and services, a non-resident vendor or distribution platform operator with sales to consumers in Canada that exceed, or are expected to exceed, $30,000 over a 12-month period is required to register for the GST/HST under the simplified framework and charge the GST/HST on their sales. Budget 2021 proposes an amendment to the proposals to clarify that supplies of digital products or services that are GST/HST-free (i.e., zero-rated) are not included in the calculation of the threshold amount for determining if a person is required to be registered for the GST/HST under the simplified framework.

Platform Operator Information Return

Under the proposals, platform operators would be required to file an annual information return if they facilitate a supply of short-term accommodation situated in Canada or a sale by a non-registered vendor of goods that are located in a fulfillment warehouse in Canada. Budget 2021 proposes an amendment to clarify that the requirement to file an annual information return applies only to platform operators that are registered or are required to be registered for the GST/HST.

Authority for the Minister of National Revenue to Register a Person

The proposals describe the non-resident vendors and platform operators that are required to register under the simplified framework and obligations for these entities. Budget 2021 proposes an amendment to provide the Minister of National Revenue the authority to register a person that the Minister believes should be registered under the simplified framework. This authority already exists in respect of the existing GST/HST framework and in the rules of other jurisdictions that have adopted similar e-commerce measures.

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Administration and Compliance Approach

The government expects that affected businesses and platform operators will comply with their obligations to register, collect and remit the GST/HST as set out under the new rules and legislative provisions to ensure that the GST/HST applies effectively and fairly to e-commerce transactions.

In line with the best practices of other jurisdictions that have adopted similar measures, the Canada Revenue Agency (CRA) will work closely with affected businesses and platform operators to assist them in meeting their obligations. Where the affected businesses and platform operators show that they have taken reasonable measures but are unable to meet their new obligations for operational reasons, the CRA will take a practical approach to compliance and exercise discretion in administering these measures during a 12-month transition period, starting from the July 1, 2021 coming into force date.

Additional Technical Information and Contact Information

Persons seeking additional technical information regarding the proposed measures may contact the CRA at 1-833-585-1463 (for calls from Canada and the United States – toll-free) or 1-613-221-3154 (for calls from elsewhere – collect calls accepted). Persons may also request a written technical explanation from the CRA. https://www.canada.ca/en/revenue-agency/services/forms-publications/publications/1-4/excise-gst-hst-rulings-interpretations-service.html

Input Tax Credit Information Requirements

Under the GST/HST, businesses can claim input tax credits (ITCs) to recover the GST/HST that they pay for goods and services used as inputs in their commercial activities. Allowing businesses to recover the GST/HST in this manner helps ensure that the tax that they pay on their inputs does not become embedded in the final price of goods and services, and thereby makes Canadian businesses more competitive.

Information Requirements to Support ITC Claims

Businesses must obtain and retain certain information in order to support their ITC claims. The required information is contained in documents provided by their suppliers, such as invoices or receipts.

The information requirements for these documents are graduated, with progressively more information required when the amount paid or payable in respect of a supply equals or exceeds thresholds of $30 or $150.

In addition, under the ITC information rules, either the supplier or an intermediary (i.e., a person that causes or facilitates the making of a supply on behalf of the

652	Annex 6

supplier) must provide its business name and, depending on the amount paid or payable in respect of the supply, its GST/HST registration number, on the supporting documents. However, for the purposes of these rules, an intermediary currently does not include a billing agent (i.e., an agent that collects consideration and tax on behalf of an underlying vendor but does not otherwise cause or facilitate a supply). Billing agents therefore currently cannot provide their GST/HST registration number and/or business name as part of the required ITC information. Instead, the recipient of the supply must obtain the business name and registration number of the underlying vendor.

To simplify tax compliance for businesses, Budget 2021 proposes to increase the current ITC information thresholds to $100 (from $30) and $500 (from $150), and to allow billing agents to be treated as intermediaries for purposes of the ITC information rules.

These measures would come into force on the day after Budget Day.

GST New Housing Rebate Conditions

The GST New Housing Rebate entitles homebuyers to recover 36 per cent of the GST (or the federal component of the HST) paid on the purchase of a new home priced up to $350,000. The maximum rebate is $6,300. The GST New Housing Rebate is phased out for new homes priced between $350,000 and $450,000. There is no GST New Housing Rebate for new homes priced at $450,000 or more.

In addition to the above price thresholds, several other conditions must be met in order for a purchaser to qualify for the GST New Housing Rebate. In particular, the purchaser must be acquiring the new home for use as their primary place of residence or as the primary place of residence of a relation (i.e., an individual related by blood, marriage, common-law partnership or adoption, or a former spouse or former common-law partner). Under the current rules, if two or more individuals who are not considered relations for GST New Housing Rebate purposes buy a new home together, all of those individuals must meet this condition – otherwise none of them will be eligible for the GST New Housing Rebate.

Budget 2021 proposes to remove the condition that where two or more individuals buy a new home together, each of them must be acquiring the home for use as their primary place of residence or the primary place of residence of a relation. Instead, the GST New Housing Rebate would be available as long as the new home is acquired for use as the primary place of residence of any one of the purchasers or a relation of any one of the purchasers.

In addition to new homes purchased from a builder, the GST New Housing Rebate is available in respect of owner-built homes, co-op housing shares and homes constructed on leased land. The proposed change to the rebate

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conditions would also be applicable in these circumstances. The proposed change would also apply to new housing rebates in respect of the provincial component of the HST.

This measure would apply to a supply made under an agreement of purchase and sale entered into after Budget Day. However, in the case of a rebate for owner-built homes, the measure would apply where construction or substantial renovation of the residential complex is substantially completed after Budget Day.

Rebate of Excise Tax for Goods Purchased by Provinces

Under the Excise Tax Act, provinces are provided relief from the federal excise tax embedded in the price of motive fuels, air conditioners in automobiles, and fuel inefficient vehicles (i.e., the “green levy”), which they purchase or import for the province’s own use. In particular, when these goods are sold to a province, for the province’s own use, either the province or the vendor is entitled to a rebate equal to the amount of the embedded tax (the “provincial-use rebate”).

The provincial-use rebate applies only in a province that does not have an agreement with the federal government under which, in general terms, the province and the federal government mutually agree to pay each other’s taxes. Where a province that does not have such an agreement with the federal government purchases these goods from a vendor, the provincial-use rebate can either be claimed by the province itself (in which case the province would be expected to have paid the embedded tax) or by the vendor (in which case the province would be expected not to have paid the embedded tax). Only one party (either the vendor or the province) is entitled to the rebate.

To clarify which party is eligible to claim the provincial-use rebate, Budget 2021 proposes to create a joint election mechanism to specify that the vendor alone would be eligible to apply for the rebate only if it jointly elects with the province to be the eligible party. If no joint election were made, then only the province would be eligible to apply for the rebate.

This measure would apply in relation to these goods purchased or imported by a province on or after January 1, 2022.

Excise Duty on Tobacco

Budget 2021 proposes to increase the tobacco excise duty rate by $4 per carton of 200 cigarettes, along with corresponding increases to the excise duty rates for other tobacco products outlined in Table 9.

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Inventories of cigarettes held by certain manufacturers, importers, wholesalers and retailers at the beginning of the day after Budget Day would be subject to an inventory tax of $0.02 per cigarette (subject to certain exemptions). Taxpayers would have until June 30, 2021 to file a return and pay the cigarette inventory tax.

Table 9

Tobacco Excise Duty Rate Structure

Products	Current Excise Duty Rates (Effective April 1, 2021)	Proposed Excise Duty Rates after Budget Day
Cigarettes (per five cigarettes or fraction thereof)	$0.62725	$0.72725
Tobacco Sticks (per stick)	$0.12545	$0.14545
Manufactured Tobacco (per 50 grams or fraction thereof)	$7.84062	$9.09062
Cigars	$27.30379 per 1,000 cigars plus the greater of $0.09814 per cigar and 88 per cent of the sale price or duty-paid value	$31.65673 per 1,000 cigars plus the greater of $0.11379 per cigar and 88 per cent of the sale price or duty-paid value

This measure would come into force on the day after Budget Day.

Excise Duty on Vaping Products

Budget 2021 proposes to implement a tax on vaping products in 2022 through the introduction of a new excise duty framework.

The government invites input from industry and stakeholders on these proposals to help ensure the effective imposition and collection of excise duties on vaping products. Written comments should be sent by June 30, 2021 to: fin.vaping-taxation-vapotage.fin@canada.ca.

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Tax Base

A new excise duty framework on vaping products is proposed to be introduced as part of the existing Excise Act, 2001 (“the Act”), which currently applies excise duties on tobacco, wine, spirits, and cannabis products. The new duty would apply solely to vaping liquids that are produced in Canada or imported and that are intended for use in a vaping device in Canada. These liquids generally contain vegetable glycerin, as well as any combination of propylene glycol, flavouring, nicotine, or other ingredients, all of which must comply with Health Canada regulations. The new duty would apply to these vaping liquids whether or not they contain nicotine. Cannabis-based vaping products would be explicitly exempt from this framework, as they are already subject to cannabis excise duties under the Act.

Duty Rate

The proposed framework would impose a single flat rate duty on every 10 millilitres (ml) of vaping liquid or fraction thereof, within an immediate container (i.e., the container holding the liquid itself). This rate could be in the order of $1.00 per 10 ml or fraction thereof, and the excise duty would be calculated and imposed based on the volume of the smallest immediate container holding the liquid.

●	To illustrate, if a retail package contains four separate pods of 1.0 ml of vaping liquid, each pod would be considered a separate container for the purpose of the duty. The duty would be calculated based on the volume of liquid in each separate pod (i.e., $1.00 per pod, for a total of$4.00 for the retail package), and not on the total volume of liquid in the package.

●	Larger volumes of liquids, a 30 ml container for example, would be subject to excise duties of $3.00, while a 100 ml container would bear an excise duty burden of $10.00.

Generally, the flat rate would be imposed and payable at the time of packaging or importation. The last federal licensee in the supply chain who packaged the vaping product for final retail sale, including vape shops holding an excise licence, as applicable, would be liable to pay the applicable excise duty.

Administration

The Canada Revenue Agency (CRA) would be responsible for administering and enforcing the new excise duty framework for vaping products, including ensuring compliance with the general application and administrative rules contained within the Act. The Canada Border Services Agency (CBSA) would be responsible for administering and enforcing the framework at the border. To promote compliance with the taxation of vaping products, penalty and offence provisions broadly

656	Annex 6

similar to those applying to alcohol, tobacco and cannabis duties would apply.

Licensing and Registration Requirements

Manufacturers and importers of dutiable vaping products would be required to obtain a licence for their activities from the CRA. This would include any vape shops that would like to obtain and then use non-duty paid, bulk vaping products to mix or manufacture new vaping products on-site for immediate or subsequent sale to final customers, upon which duty would apply and need to be remitted.

Applicants who wished to obtain licences from the CRA would be expected to meet a number of criteria, similar to those for other excisable products already enumerated under the Act and its regulations, such as not having acted to defraud the government in the past five years. Licences for vaping product manufacturers and importers would be issued for a maximum of three years and would not be automatically renewed.

Excise Stamping Requirements

It is proposed that all dutiable vaping products removed from the premises of a federal licensee to enter the Canadian duty-paid market would be required to be packaged in a container intended for sale at the retail level (a “retail package”), and would be required to bear an excise stamp showing that duties have been paid. As with the current tobacco and cannabis stamping programs, a stamp would need to be affixed to a retail package:

●	in a conspicuous place on the package;

●	in a manner that seals the package (i.e., once the package is opened the stamp cannot be in a condition to be re-used);

●	in a manner that the stamp remains affixed to the package after the package is opened; and

●	in a manner that does not obstruct any information that is required under an Act of Parliament to appear on the package, including potential Health Canada warnings.

The issuance of stamps would be administered by the CRA, and the stamps would be sold through an authorized provider.

The Act would also prohibit the possession or sale of any unstamped dutiable vaping products by a person unless otherwise allowed under the Act. These allowances would include those made for persons licensed or registered with the CRA, and could further include those for:

●	A person who is transporting the product under circumstances and conditions prescribed by regulations; or

●	A licensee who has imported bulk vaping liquids intended for use in a vaping device but which require further processing, manufacturing, or packaging.

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Reporting Requirements

All licensees would be required to submit to the CRA a monthly duty and information return. The return would include the following required information:

●	the quantity (e.g., liquid volume) of products manufactured or imported;

●	the amount of excise duty payable;

●	inventory details, such as opening, additions, reductions, and closing; and

●	the quantity of products sent for export under any special permit authorizations.

Imports and Exports

Importations of vaping products subject to the proposed taxation framework would be subject to excise duties, unless duty is not payable (e.g., if the product is not yet in a state where it could be entered into the retail market for sale to a final consumer). Exportations of vaping products would not be subject to excise duties. Stamps would also be made available to producers outside of Canada, as is the case for tobacco products.

Non-Dutiable Vaping Products

Aside from exports of non-duty paid vaping products, the Act could provide for certain circumstances in which vaping products would be non-dutiable. For example, duty would not be payable on vaping products taken for analysis or re-worked/destroyed (in a manner approved by the Minister) by a licensee or by the Minister. This would include vaping products delivered to a person prescribed by regulations for destruction by that person in circumstances prescribed by regulations.

Personal Use

Registration and licensing would not be required for individuals who mix vaping liquids strictly for their own personal consumption.

Federal-provincial-territorial Taxation Coordination

The government will also work collaboratively with any provinces and territories that may be interested in a federally coordinated approach to taxing these products, which could be achieved through the implementation of taxation on a common base of vaping products through federal legislation.

A coordinated framework for the taxation of vaping products could include an initial federal rate, with an additional rate to follow in respect of products intended for consumption in provinces and territories choosing to participate.

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Licensees would have to apply an excise stamp with an indicator (e.g., colour) of the intended provincial or territorial market.

Tax on Select Luxury Goods

Budget 2021 proposes to introduce a tax on the retail sale of new luxury cars and personal aircraft priced over $100,000, and boats priced over $250,000, effective as of January 1, 2022. For vehicles, aircraft and boats sold in Canada, the tax would apply at the point of purchase if the final sale price paid by a consumer (not including the GST/HST or provincial sales tax) is above the $100,000 or $250,000 price threshold, as the case may be. Importations of vehicles, aircraft and boats would also be subject to the tax.

Tax Base

Luxury Vehicles

It is proposed that all new passenger vehicles typically suitable for personal use be included in the base, including coupes, sedans, station wagons, sports cars, passenger vans and minivans equipped to accommodate less than 10 passengers, SUVs, and passenger pick-up trucks.

It is proposed that the following vehicles typically purchased for personal use be excluded from the base:

●	Motorcycles and certain off-road vehicles, such as all-terrain vehicles and snowmobiles;

●	Racing cars (i.e., vehicles that are not street legal and are owned solely for on-track or off-road racing); and

●	Motor homes (commonly known as recreational vehicles, or RVs) that are designed to provide temporary living, sleeping, or eating accommodation for travel, vacation, seasonal camping, or recreational use.

For greater certainty, off-road, construction, and farm vehicles would fall outside the scope of the tax. Similarly, certain commercial (e.g., heavy-duty vehicles such as some trucks and cargo vans) and public sector (such as buses, police cars and ambulances) vehicles, as well as hearses, would not be subject to the tax.

Aircraft

It is proposed that the tax apply to all new aircraft typically suitable for personal use, including aeroplanes, helicopters and gliders. As a general rule, it is proposed that large aircraft typically used in commercial activities, such as those equipped for the carriage of passengers and having a certified maximum carrying capacity of more than 39 passengers, be excluded from the base. Smaller aircraft

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used in certain commercial (such as public transportation) and public sector (police, military and rescue aircraft, air ambulances) activities would also be excluded from the base.

Boats

It is proposed that the tax apply to new boats such as yachts, recreational motorboats and sailboats, typically suitable for personal use. Smaller personal watercraft (e.g., water scooters) would be excluded from the base. For greater certainty, floating homes, commercial fishing vessels, ferries, and cruise ships would fall outside the scope of the tax.

Tax Rate

For vehicles and aircraft priced over $100,000, the amount of the tax would be the lesser of 10 per cent of the full value of the vehicle or the aircraft, or 20 per cent of the value above $100,000.

For boats priced over $250,000, the amount of the tax would be the lesser of 10 per cent of the full value of the boat or 20 per cent of the value above $250,000.

Point of Imposition

The tax would generally apply at the final point of purchase of new luxury vehicles, aircraft and boats in Canada. In the case of imports, application would generally be either at the time of importation (in cases where there will not be a further sale of the goods in Canada) or at the time of the final point of purchase in Canada following importation.

Upon purchase or lease, the seller or lessor would be responsible for remitting the full amount of the federal tax owing, regardless of whether the good was purchased outright, financed, or leased over a period of time.

Exports will not be subject to the tax, in line with their treatment under other taxation regimes.

Treatment under the GST/HST

The GST/HST would apply to the final sale price, inclusive of the proposed tax.

Next Steps

Further details will be announced in the coming months.

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Customs Tariff and Tax Measures

Duty and Tax Collection on Imported Goods

Budget 2021 proposes amendments to the Customs Act to improve the collection of duties and taxes on imported goods.

Currently, some importers with foreign ties value their goods at a lower price than most Canadian importers by using a previous foreign sale price. This practice results in a lower value of duties and taxes paid when importing these goods into Canada. The amendments to the Customs Act and related regulations would ensure that all importers value their goods using the value of the last sale for export to a purchaser in Canada, ensuring fairness for all importers and enhancing consistency with international rules.

A second element to the proposal would support a broad modernization of payment processes for commercial importers in the Customs Act and regulations. These changes will support the implementation and enforcement of a streamlined and harmonized billing cycle for commercial importations that will include flexibility to make good-faith corrections without incurring penalties or interest. These changes would coincide with implementation of key functionalities of the CBSA Assessment and Revenue Management initiative that is set to serve as a single portal for commercial importers.

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Previously Announced Measures

Budget 2021 confirms the government’s intention to proceed with the following previously announced tax and related measures, as modified to take into account consultations and deliberations since their release:

●	Legislative proposals released on March 3, 2021 in respect of “baseline remuneration” for the Canada Emergency Wage Subsidy.

●	Legislative proposals released on February 24, 2021 in respect of the Canada Emergency Wage Subsidy, the Canada Emergency Rent Subsidy and the Lockdown Support.

●	Legislative proposals released on January 19, 2021 in respect of temporary adjustments to the Child Care Expense and Disability Supports deductions.

●	Legislative proposals released on December 21, 2020 relating to temporary adjustments to the automobile standby charge to take into account COVID-19.

●	Legislative proposals released on December 16, 2020 extending timelines in respect of flow-through shares by 12 months.

●	Legislative proposals released on December 15, 2020 relating to capital cost allowance claims for purchases of zero-emission automotive equipment and vehicles.

●	The anti-avoidance rules consultation and the income tax measures announced on November 30, 2020 in the Fall Economic Statement in respect of:

–	registered disability savings plans;

–	employee stock options; and

–	patronage dividends paid in shares.

●	Measures announced on November 30, 2020 in the Fall Economic Statement regarding Goods and Services Tax/Harmonized Sales Tax relief on face masks and face shields.

●	Legislative proposals announced on November 27, 2020 to facilitate the conversion of Health and Welfare Trusts to Employee Life and Health Trusts.

●	Regulatory proposals announced on July 2, 2020 providing relief for Deferred Salary Leave Plans and Registered Pension Plans during the COVID-19 pandemic.

●	Legislative proposals released on April 17, 2020 to clarify support for Canadian journalism.

●	The income tax measure announced on December 20, 2019 to extend the maturation period of amateur athletes trusts maturing in 2019 by one year, from eight years to nine years.

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●	The income tax measure announced on December 9, 2019 to increase the Basic Personal Amount to $15,000 by 2023.

●	The income tax measure announced on August 29, 2019 to clarify the definition of a shared-custody parent.

●	Legislative proposals released on July 30, 2019 to implement Budget 2019 income tax measures in respect of:

–	multi-unit residential properties;

–	permitting additional types of annuities under registered plans;

–	contributions to specified multi-employer pension plans for older members;

–	pensionable service under an individual pension plan;

–	the allocation to redeemers methodology for mutual funds;

–	character conversion transactions;

–	electronic delivery of requirements for information;

–	the transfer pricing rules;

–	the foreign affiliate dumping rules; and

–	cross-border share lending arrangements.

●	Measures released on July 30, 2019 modifying previously enacted measures from the November 21, 2018 Fall Economic Statement and Budget 2019, in respect of:

–	the Accelerated Investment Incentive;

–	the expensing of the cost of machinery and equipment used in the manufacturing or processing of goods and the cost of specified clean energy equipment; and

–	the expensing of the cost of certain zero-emission vehicles.

●	Legislative proposals released on May 17, 2019 relating to the Goods and Services Tax/Harmonized Sales Tax.

●	Remaining regulatory proposals released on July 27, 2018 relating to the Goods and Services Tax/Harmonized Sales Tax.

●	The income tax measures announced in Budget 2018 to implement enhanced reporting requirements for certain trusts to provide additional information on an annual basis.

●	Measures confirmed in Budget 2016 relating to the Goods and Services Tax/Harmonized Sales Tax joint venture election.

Budget 2021 also reaffirms the government’s commitment to move forward as required with technical amendments to improve the certainty and integrity of the tax system.

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Notices of Ways
and Means Motions

Notice of Ways and Means Motion to Amend the Income Tax Act and Other Related Legislation

That it is expedient to amend the Income Tax Act (the “Act”) and other related legislation as follows:

Disability Tax Credit

1 The Act is modified to give effect to the proposals relating to the Disability Tax Credit as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Canada Workers Benefit

2 (1) The portion of subsection 117.1(1) of the Act before paragraph (b) is replaced by the following:

Annual adjustment

117.1 (1) Each specified amount in relation to tax payable under this Part or Part I.2 for a taxation year shall be adjusted so that the amount to be used for the year under the provision for which the amount is relevant is the total of

(a) the amount that would, but for subsection (3), be the amount to be used under the relevant provision for the preceding taxation year, and

(2) Section 117.1 of the Act is amended by adding the following after subsection (1):

Annual adjustment — amounts

(2) For the purposes of subsection (1), each of the following amounts is a specified amount in relation to tax payable under this Part or Part I.2 for a taxation year:

(a)	the amount of $300 referred to in subparagraph 6(1)(b)(v.1);

(b)	the amount of $1,000 referred to in the formula in paragraph 8(1)(s);

(c)	the amount of $400,000 referred to in the formula in paragraph 110.6(2)(a);

(d)	each of the amounts expressed in dollars in subsection 117(2);

(e)	each of the amounts expressed in dollars in the description of B in subsection 118(1);

(f)	the amount of $12,298 in the description of A in subsection 118(1.1);

(g)	the amount of $15,000 in paragraph (d) of the description of F in subsection 118(1.1);

(h)	each of the amounts expressed in dollars in subsection 118(2);

(i)	the amount of $1,000 referred to in subsection 118(10);

(j)	the amount of $15,000 referred to in subsection 118.01(2);

(k)	each of the amounts expressed in dollars in subsection 118.2(1);

(l)	each of the amounts expressed in dollars in subsection 118.3(1);

(m)	each of the amounts expressed in dollars in subsection 122.5(3);

(n)	the amount of $2,500 referred to in subsection 122.51(1);

(o)	each of the amounts expressed in dollars in subsection 122.51(2);

(p)	the amounts of $14,000 referred to in subsection 122.7(1.3);

(q)	the amounts of $1,395 and $2,403 in the description of A, and each of the amounts expressed in dollars in the description of B, in subsection 122.7(2);

(r)	the amount of $720 in the description of C, and each of the amounts expressed in dollars in the description of D, in subsection 122.7(3);

(s)	the amount of $10,000 in the description of B in subsection 122.91(2); and

(t)	each of the amounts expressed in dollars in Part I.2.

(3) Subsections (1) and (2) apply to the 2021 and subsequent taxation years. However, the adjustment provided for in subsection 117.1(1) of the Act, as enacted by subsection (1), does not apply

(a) for the 2021 to 2023 taxation years, in respect of paragraph 117.1(2)(g) of the Act, as enacted by subsection (2); and

(b) for the 2021 taxation year, in respect of paragraphs 117.1(2)(p), (q) and (r) of the Act, as enacted by subsection (2).

3 (1) Section 122.7of the Act is amended by adding the following after subsection (1.2):

Secondary earner exemption

(1.3) For the purposes of subsections (2) and (3),

(a) if an eligible individual had an eligible spouse for a taxation year and the working income for the year of the eligible individual was less than the working income for the year of the eligible spouse, the eligible individual’s adjusted net income for the year is deemed to be the amount, if any, by which the eligible individual’s adjusted net income for the year (determined without reference to this subsection) exceeds the lesser of

(i) the eligible individual’s working income for the year, and

(ii) $14,000; and

(b) if an eligible individual had an eligible spouse for a taxation year and the working income for the year of the eligible individual was greater than or equal to the working income for the year of the eligible spouse, the eligible spouse’s adjusted net income for the year is deemed to be the amount, if any, by which the eligible spouse’s adjusted net income for the year (determined without reference to this subsection) exceeds the lesser of

(i) the eligible spouse’s working income for the year, and

(ii) $14,000.

(2) The descriptions of A and B in subsection 122.7(2) of the Act are replaced by the following:

A	is

(a) if the individual had neither an eligible spouse nor an eligible dependant, for the taxation year, the lesser of $1,395 and 27% of the amount, if any, by which the individual’s working income for the taxation year exceeds $3,000, and

(b) if the individual had an eligible spouse or an eligible dependant, for the taxation year, the lesser of $2,403 and 27% of the amount, if any, by which the total of the working incomes of the individual and, if applicable, of the eligible spouse, for the taxation year, exceeds $3,000; and

B	is

(a) if the individual had neither an eligible spouse nor an eligible dependant, for the taxation year, 15% of the amount, if any, by which the adjusted net income of the individual for the taxation year exceeds $22,944, and

(b) if the individual had an eligible spouse or an eligible dependant, for the taxation year, 15% of the amount, if any, by which the total of the adjusted net incomes of the individual and, if applicable, of the eligible spouse, for the taxation year, exceeds $26,177.

(3) The descriptions of C and D in subsection 122.7(3) of the Act are replaced by the following:

C	is the lesser of $720 and 27% of the amount, if any, by which the individual’s working income for the taxation year exceeds $1,150; and

D	is

(a) if the individual had neither an eligible spouse nor an eligible dependant, for the taxation year, 15% of the amount, if any, by which the individual’s adjusted net income for the taxation year exceeds $32,244,

(b) if the individual had an eligible spouse for the taxation year who was not entitled to deduct an amount under subsection 118.3(1) for the taxation year, or had an eligible dependant for the taxation year, 15% of the amount, if any, by which the total of the adjusted net incomes of the individual and, if applicable, of the eligible spouse, for the taxation year, exceeds $42,197, and

(c) if the individual had an eligible spouse for the taxation year who was entitled to deduct an amount under subsection 118.3(1) for the taxation year, 7.5% of the amount, if any, by which the total of the adjusted net incomes of the individual and of the eligible spouse, for the taxation year, exceeds $42,197.

(4) Subsections (1) to (3) are deemed to have come into force on January 1, 2021.

Northern Residents Deductions

4 The Act is modified to give effect to the proposals relating to Northern Residents Deductions as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Postdoctoral Fellowship Income

5 (1) The definition earned income in subsection 146(1) of the Act is amended by adding the following after paragraph (b):

(b.01) an amount included under paragraph 56(1)(n) in computing the taxpayer’s income for a period in the year throughout which the taxpayer was resident in Canada in connection with a program that consists primarily of research and does not lead to a diploma from a college or a Collège d’enseignement général et professionnel, or a bachelor, masters, doctoral or equivalent degree,

(2) Subsection (1) applies in respect of the definition “earned income” under subsection 146(1) of the Act for taxation years after 2020. However, it also applies in respect of the definition “earned income” under subsection 146(1) of the Act for the 2011 to 2020 taxation years, for the purpose of determining the taxpayer’s “RRSP deduction limit” under subsection 146(1) of the Act in respect of a taxation year after 2020 during which the taxpayer makes a request in writing with the Minister of National Revenue for an adjustment to their “earned income” for any of those prior years.

Tax Treatment of COVID-19 Benefit Amounts

6 (1) Subparagraph 56(1)(r)(iv) of the Act is replaced by the following:

(iv) financial assistance provided under a program established by a government, or government agency, in Canada that provides income replacement benefits similar to income replacement benefits provided under a program established under the Employment Insurance Act, other than amounts referred to in subparagraph (iv.1),

(iv.1) financial assistance provided under

(A) the Canada Emergency Response Benefit Act,

(B) Part VIII.4 of the Employment Insurance Act,

(C) the Canada Emergency Student Benefit Act,

(D) the Canada Recovery Benefits Act, or

(E) a program established by a government, or government agency, of a province, that provides income replacement benefits similar to income replacement benefits provided under a program established under an Act referred to in any of clauses (A) to (D), or

(2) Subsection (1) is deemed to have come into force on January 1, 2020.

7 (1) Section 60 of the Act is amended by adding the following after paragraph (v.2):

COVID-19 – other benefit repayments

(v.3) any benefit repaid by the taxpayer before 2023 to the extent that the amount of the benefit was included in computing the taxpayer’s income for the year under any of clauses 56(1)(r)(iv.1)(A) to (D), except to the extent that the amount is

(i) deducted in computing the taxpayer’s income for any year under paragraph (n), or

(ii) deductible in computing the taxpayer’s income for any year under paragraph (v.2);

(2) Subsection (1) is deemed to have come into force on January 1, 2020.

8 (1) Paragraph 115(1)(a) of the Act is amended by adding the following after subparagraph (iii.21):

(iii.22) the total of all amounts, each of which is an amount included under subparagraph 56(1)(r)(iv.1) in computing the non-resident person’s income for the year,

(2) Subsection (1) is deemed to have come into force on January 1, 2020.

Fixing Contribution Errors in Defined Contribution Pension Plans

9 The Act is modified to give effect to the proposals relating to Fixing Contribution Errors in Defined Contribution Pension Plans as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Taxes Applicable to Registered Investments

10 (1) Subsection 204.6(1) of the Act is replaced by the following:

Tax payable

204.6 (1) If at the end of any month a taxpayer that is a registered investment described in paragraph 204.4(2)(b), (d) or (f) holds property that is not a prescribed investment for that taxpayer, it shall, in respect of that month, pay a tax under this Part equal to the total of all amounts each of which is an amount determined in respect of such a property by the formula

0.01(A × B/C)

where

A	is the fair market value of the property at the time of its acquisition by the taxpayer;

B	is the total number of issued units or issued and outstanding shares of the capital stock of the registered investment held at the end of the month by

(a) registered retirement savings plans,

(b) deferred profit sharing plans,

(c) registered retirement income funds, or

(d) registered investments described in paragraphs 204.4(2)(b), (d) or (f); and

C	is the total number of issued units or issued and outstanding shares of the capital stock of the registered investment at the end of the month.

(2) Subsection (1) applies in respect of months after 2020. It also applies to a taxpayer in respect of a month before 2021 if, on or before Budget Day,

(a) no notice of assessment in respect of an amount payable under subsection 204.6(1) of the Act for the month has been sent to the taxpayer in respect of the month, or

(b) if such a notice of assessment has been sent to the taxpayer in respect of the month, it is not the case that the taxpayer has no further right of objection and appeal in respect of the assessment.

Registration and Revocation Rules Applicable to Charities

11 (1) The definition ineligible individual in subsection 149.1(1) of the Act is amended by striking out “or” at the end of paragraph (d), by adding “or” at the end of paragraph (e) and by adding the following after paragraph (e):

(f) a listed terrorist entity or a member of a listed terrorist entity,

(g) a director, trustee, officer or like official of a listed terrorist entity during a period in which that entity supported or engaged in terrorist activities, including a period prior to the date on which the entity became a listed terrorist entity, or

(h) an individual who controlled or managed, directly or indirectly, in any manner whatever, a listed terrorist entity during a period in which that entity supported or engaged in terrorist activities, including a period prior to the date on which the entity became a listed terrorist entity; (particulier non admissible)

(2) Subsection 149.1(1) of the Act is amended by adding the following in alphabetical order:

listed terrorist entity, at any time, means a person, partnership, group, fund, unincorporated association or organization that is at that time a listed entity, as defined in subsection 83.01(1) of the Criminal Code; (entité terroriste inscrite)

(3) Section 149.1 of the Act is amended by adding the following after subsection (1.01):

Deeming rule — listed terrorist entity

(1.02) If, but for this subsection, a person, partnership, group, fund, unincorporated association or organization becomes a listed terrorist entity at a particular time and ceases to be a listed terrorist entity at a later time further to anapplication made under subsection 83.05(2), or as a result of paragraph 83.05(6)(d), of the Criminal Code, then the entity is deemed not to have become a listed terrorist entity and not to have been a listed terrorist entity throughout that period.

(4) Paragraph 149.1(4.1)(c) of the Act is replaced by the following:

(c) of a registered charity, if a false statement (as defined in subsection 163.2(1)) was made in circumstances amounting to culpable conduct (as defined in subsection 163.2(1)) in the furnishing of information for the purpose of obtaining or maintaining its registration;

12 Section 168 of the Act is amended by adding the following after subsection (3):

Listed terrorist entities

(3.1) Notwithstanding subsections (1), (2) and (4), if a qualified donee is a listed terrorist entity for the purposes of section 149.1, the registration of the qualified donee is revoked as of the date on which it became a listed terrorist entity.

13 The portion of subsection 188(1) of the Act before paragraph (a) is replaced by the following:

Deemed year-end on notice of revocation

188 (1) If on a particular day the Minister issues a notice of intention to revoke the registration of a taxpayer as a registered charity under any of subsections 149.1(2) to (4.1) and 168(1), it becomes a listed terrorist entity or it is determined, under subsection 7(1) of the Charities Registration (Security Information) Act, that a certificate served in respect of the charity under subsection 5(1) of that Act is reasonable on the basis of information and evidence available,

14 Subsection 188.2(2) of the Act is amended by striking out “or” at the end of paragraph (d), by adding “or” at the end of paragraph (e) and by adding the following after paragraph (e):

(f) in the case of a person that is a registered charity, if a false statement (as defined in subsection 163.2(1)) was made in circumstances amounting to culpable conduct (as defined in subsection 163.2(1)) in the furnishing of information for the purpose of maintaining its registration.

Electronic Filing and Certification of Tax and Information Returns

15 The Act is modified to give effect to the proposals relating to Electronic Filing and Certification of Tax and Information Returns as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Emergency Business Supports and Canada Recovery Hiring Program

16 Paragraph 87(2)(g.6) of the Act is replaced by the following:

COVID-19 – wage subsidy

(g.6) for the purposes of section 125.7, the new corporation is deemed to be the same corporation as, and a continuation of, each predecessor corporation unless it is reasonable to consider that one of the main purposes of the amalgamation is to cause the new corporation to qualify for the deemed overpayment under any of subsections 125.7(2) to (2.2) or to increase the amount of that deemed overpayment;

17 (1) The portion of paragraph (a) of the definition base percentage in subsection 125.7(1) of the Act before subparagraph (i) is replaced by the following:

(a) for the fifth qualifying period,

(2) The portion of paragraph (b) of the definition base percentage in subsection 125.7(1) of the Act before subparagraph (i) is replaced by the following:

(b) for the sixth qualifying period,

(3) The portion of paragraph (c) of the definition base percentage in subsection 125.7(1) of the Act before subparagraph (i) is replaced by the following:

(c) for the seventh qualifying period,

(4) The portion of paragraph (d) of the definition base percentage in subsection 125.7(1) of the Act before subparagraph (i) is replaced by the following:

(d) for the eighth qualifying period,

(5) The portion of paragraph (e) of the definition base percentage in subsection 125.7(1) of the Act before subparagraph (i) is replaced by the following:

(e) for the ninth qualifying period,

(6) The portion of paragraph (f) of the definition base percentage in subsection 125.7(1) of the Act before subparagraph (i) is replaced by the following:

(f) for the tenth qualifying period,

(7) Paragraph (g) of the definition base percentage in subsection 125.7(1) of the Act is replaced by the following:

(g) for the eleventh qualifying period to the seventeenth qualifying period,

(i) if the entity’s revenue reduction percentage is greater than or equal to 50%, 40%, and

(ii) in any other case, the amount determined by the formula

0.8 × A

where

A is the revenue reduction percentage;

(h) for the eighteenth qualifying period,

(i) if the entity’s revenue reduction percentage is greater than or equal to 50%, 35%, and

(ii) in any other case, the amount determined by the formula

0.875 × (A − 10%)

where

A is the revenue reduction percentage;

(i) for the nineteenth qualifying period,

(i) if the entity’s revenue reduction percentage is greater than or equal to 50%, 25%, and

(ii) in any other case, the amount determined by the formula

0.625 × (A − 10%)

where

A is the revenue reduction percentage;

(j) for the twentieth qualifying period,

(i) if the entity’s revenue reduction percentage is greater than or equal to 50%, 10%, and

(ii) in any other case, the amount determined by the formula

0.25 × (A − 10%)

Where

A is the revenue reduction percentage; and

(k) for a qualifying period after the twentieth qualifying period, a percentage determined by regulation in respect of the eligible entity or, if there is no percentage determined by regulation for the qualifying period, nil. (pourcentage de base)

(8) Subparagraphs (b)(i) to (iv) of the definition baseline remuneration in subsection 125.7(1) of the Act are replaced by the following:

(i) begins on March 1, 2019 and ends on May 31, 2019, in respect of any of the first qualifying period to the third qualifying period,

(ii) begins on March 1, 2019 and ends on June 30, 2019, in respect of the fourth qualifying period, unless the eligible entity elects to use the period that begins on March 1, 2019 and ends on May 31, 2019 for that qualifying period,

(iii) begins on July 1, 2019 and ends on December 31, 2019, in respect of any of the fifth qualifying period to the thirteenth qualifying period,

(iii.1) begins on March 1, 2019 and ends on June 30, 2019, in respect of any of the fourteenth qualifying period to the seventeenth qualifying period, unless the eligible entity elects to use the period that begins on July 1, 2019 and ends on December 31, 2019 for that qualifying period,

(iii.2) begins on July 1, 2019 and ends on December 31, 2019, in respect of the eighteenth qualifying period and any subsequent qualifying period, or

(iv) if the eligible employee was on leave for any reason mentioned in subsection 12(3) of the Employment Insurance Act or section 2 of the Act respecting parental insurance, CQLR, c. A-29.011 throughout the period that begins on July 1, 2019 and ends on March 15, 2020, begins 90 days prior to the date on which the employee commenced that leave and ends on the day prior to the date on which they commenced their leave, in respect of the fifth qualifying period and any subsequent qualifying period. (rémunération de base)

(9) Paragraphs (a) to (c.7) of the definition current reference period in subsection 125.7(1) of the Act are replaced by the following:

(a) for the first qualifying period, March 2020;

(b) for the second qualifying period, April 2020;

(c) for the third qualifying period, May 2020;

(c.1) for the fourth qualifying period, June 2020;

(c.2) for the fifth qualifying period, July 2020;

(c.3) for the sixth qualifying period, August 2020;

(c.4) for the seventh qualifying period, September 2020;

(c.5) for the eighth qualifying period, October 2020;

(c.6) for the ninth qualifying period, November 2020;

(c.7) for the tenth qualifying period, December 2020;

(c.8) for the eleventh qualifying period, December 2020;

(c.9) for the twelfth qualifying period, January 2021;

(c.91) for the thirteenth qualifying period, February 2021;

(c.92) for the fourteenth qualifying period, March 2021;

(c.93) for the fifteenth qualifying period, April 2021;

(c.94) for the sixteenth qualifying period, May 2021;

(c.95) for the seventeenth qualifying period, June 2021;

(c.96) for the eighteenth qualifying period, July 2021;

(c.97) for the nineteenth qualifying period, August 2021;

(c.98) for the twentieth qualifying period, September 2021;

(c.99) for the twenty-first qualifying period, October 2021;

(c.991) for the twenty-second qualifying period, November 2021; and

(10) The definition eligible employee in subsection 125.7(1) of the Act is replaced by the following:

eligible employee, of an eligible entity in respect of a week in a qualifying period, means an individual employed by the eligible entity primarily in Canada throughout the qualifying period (or the portion of the qualifying period throughout which the individual was employed by the eligible entity), other than, if the qualifying period is any of the first qualifying period to the fourth qualifying period, an individual who is without remuneration by the eligible entity in respect of 14 or more consecutive days in the qualifying period. (employé admissible)

(11) Subparagraphs (a)(i) to (x) of the definition prior reference period in subsection 125.7(1) of the Act are replaced by the following:

(i) for the first qualifying period, March 2019,

(ii) for the second qualifying period, April 2019,

(iii) for the third qualifying period, May 2019,

(iv) for the fourth qualifying period, June 2019,

(v) for the fifth qualifying period, July 2019,

(vi) for the sixth qualifying period, August 2019,

(vii) for the seventh qualifying period, September 2019,

(viii) for the eighth qualifying period, October 2019,

(ix) for the ninth qualifying period, November 2019,

(x) for the tenth qualifying period, December 2019,

(xi) for the eleventh qualifying period, December 2019,

(xii) for the twelfth qualifying period, January 2020,

(xiii) for the thirteenth qualifying period, February 2020,

(xiv) for the fourteenth qualifying period, March 2019,

(xv) for the fifteenth qualifying period, April 2019,

(xvi) for the sixteenth qualifying period, May 2019,

(xvii) for the seventeenth qualifying period, June 2019,

(xviii) for the eighteenth qualifying period, July 2019,

(xix) for the nineteenth qualifying period, August 2019,

(xx) for the twentieth qualifying period, September 2019,

(xxi) for the twenty-first qualifying period, October 2019, and

(xxii) for the twenty-second qualifying period, November 2019;

(12) Paragraphs (e) to (g) of the definition public health restriction in subsection 125.7(1) of the Act are replaced by the following:

(e) it does not result from a violation by the eligible entity – or a party with which the eligible entity does not deal at arm’s length that rents, directly or indirectly, the qualifying property from the eligible entity (referred to in this definition as the “specified tenant”) – of an order or decision that meets the conditions in paragraphs (a) to (d);

(f) as a result of the order or decision, some or all of the activities of the eligible entity – or the specified tenant – at, or in connection with, the qualifying property (that it is reasonable to expect the eligible entity – or the specified tenant – would, absent the order or decision, otherwise have engaged in) are required to cease (referred to in this definition as the “restricted activities”) based, for greater certainty, on the type of activity rather than the extent to which an activity may be performed or limits placed on the time during which an activity may be performed;

(g) it is reasonable to conclude that at least approximately 25% of the qualifying revenues of the eligible entity – or the specified tenant – for the prior reference period that were earned from, or in connection with, the qualifying property were derived from the restricted activities; and

(13) The portion of paragraph (c) of the definition qualifying entity in subsection 125.7(1) of the Act before subparagraph (i) is replaced by the following:

(c) if the qualifying period is any of the first qualifying period to the fourth qualifying period, its qualifying revenues for the current reference period are equal to or less than the specified percentage, for the qualifying period, of

(14) Paragraphs (a) to (d) of the definition qualifying period in subsection 125.7(1) of the Act are replaced by the following:

(a) the period that begins on March 15, 2020 and ends on April 11, 2020 (referred to in this section as the “first qualifying period”);

(b) the period that begins on April 12, 2020 and ends on May 9, 2020 (referred to in this section as the “second qualifying period”);

(c) the period that begins on May 10, 2020 and ends on June 6, 2020 (referred to in this section as the “third qualifying period”);

(c.1) the period that begins on June 7, 2020 and ends on July 4, 2020 (referred to in this section as the “fourth qualifying period”);

(c.2) the period that begins on July 5, 2020 and ends on August 1, 2020 (referred to in this section as the “fifth qualifying period”);

(c.3) the period that begins on August 2, 2020 and ends on August 29, 2020 (referred to in this section as the “sixth qualifying period”);

(c.4) the period that begins on August 30, 2020 and ends on September 26, 2020 (referred to in this section as the “seventh qualifying period”);

(c.5) the period that begins on September 27, 2020 and ends on October 24, 2020 (referred to in this section as the “eighth qualifying period”);

(c.6) the period that begins on October 25, 2020 and ends on November 21, 2020 (referred to in this section as the “ninth qualifying period”);

(c.7) the period that begins on November 22, 2020 and ends on December 19, 2020 (referred to in this section as the “tenth qualifying period”);

(c.8) the period that begins on December 20, 2020 and ends on January 16, 2021 (referred to in this section as the “eleventh qualifying period”);

(c.9) the period that begins on January 17, 2021 and ends on February 13, 2021 (referred to in this section as the “twelfth qualifying period”);

(c.91) the period that begins on February 14, 2021 and ends on March 13, 2021 (referred to in this section as the “thirteenth qualifying period”);

(c.92) the period that begins on March 14, 2021 and ends on April 10, 2021 (referred to in this section as the “fourteenth qualifying period”);

(c.93) the period that begins on April 11, 2021 and ends on May 8, 2021 (referred to in this section as the “fifteenth qualifying period”);

(c.94) the period that begins on May 9, 2021 and ends on June 5, 2021 (referred to in this section as the “sixteenth qualifying period”);

(c.95) the period that begins on June 6, 2021 and ends on July 3, 2021 (referred to in this section as the “seventeenth qualifying period”);

(c.96) the period that begins on July 4, 2021 and ends on July 31, 2021 (referred to in this section as the “eighteenth qualifying period”);

(c.97) the period that begins on August 1, 2021 and ends on August 28, 2021 (referred to in this section as the “nineteenth qualifying period”);

(c.98) the period that begins on August 29, 2021 and ends on September 25, 2021 (referred to in this section as the “twentieth qualifying period”);

(c.99) the period that begins on September 26, 2021 and ends on October 23, 2021 (referred to in this section as the “twenty-first qualifying period”);

(c.991) the period that begins on October 24, 2021 and ends on November 20, 2021 (referred to in this section as the “twenty-second qualifying period”); and

(d) a prescribed period that ends no later than November 30, 2021. (période d’admissibilité)

(15) The portion of paragraph (a) of the definition rent subsidy percentage in subsection 125.7(1) of the Act before subparagraph (i) is replaced by the following:

(a) if the qualifying period is any of the eighth qualifying period to the seventeenth qualifying period,

(16) The definition rent subsidy percentage in subsection 125.7(1) of the Act is amended by striking out “and” at the end of paragraph (a) and by replacing paragraph (b) with the following:

(a.1) if the qualifying period is any of the eighteenth qualifying period to the twentieth qualifying period, the percentage determined by the formula

A + B

where

A is the eligible entity’s base percentage for the qualifying period, and

B is the eligible entity’s top-up percentage for the qualifying period; and

(b) for a qualifying period after the twentieth qualifying period, a percentage determined by regulation in respect of the eligible entity or, if there is no percentage determined by regulation for the qualifying period, nil. (pourcentage de subvention pour le loyer)

(17) The description of A in the definition rent top-up percentage in subsection 125.7(1) of the Act is replaced by the following:

A	is 25%, or a prescribed percentage, for any of the eighth qualifying period to the twentieth qualifying period and nil, or a prescribed percentage, for any subsequent qualifying period,

(18) Paragraphs (a) to (c) of the definition specified percentage in subsection 125.7(1) of the Act are replaced by the following:

(a) for the first qualifying period, 85%; and

(b) for any of the second qualifying period to the fourth qualifying period, 70%. (pourcentage déterminé)

(19) The definition top-up percentage in subsection 125.7(1) of the Act is replaced by the following:

top-up percentage, of an eligible entity for a qualifying period, means the percentage determined by regulation for the qualifying period or, if there is no percentage determined by regulation for the qualifying period,

(a) for any of the fifth qualifying period to the tenth qualifying period, the lesser of 25% and the percentage determined by the formula

1.25 × (A − 50%)

where

A is the entity’s top-up revenue reduction percentage for the qualifying period;

(b) for any of the eleventh qualifying period to the seventeenth qualifying period, the lesser of 35% and the percentage determined by the formula

1.75 × (A − 50%)

where

A is the entity’s top-up revenue reduction percentage for the qualifying period;

(c) for the eighteenth qualifying period, the lesser of 25% and the percentage determined by the formula

1.25 × (A − 50%)

where

A is the entity’s top-up revenue reduction percentage for the qualifying period;

(d) for the nineteenth qualifying period, the lesser of 15% and the percentage determined by the formula

0.75 × (A − 50%)

where

A is the entity’s top-up revenue reduction percentage for the qualifying period;

(e) for the twentieth qualifying period, the lesser of 10% and the percentage determined by the formula

0.5 × (A − 50%)

where

A is the entity’s top-up revenue reduction percentage for the qualifying period; and

(f) for a qualifying period after the twentieth qualifying period, a percentage determined by regulation in respect of the eligible entity or, if there is no percentage determined by regulation for the qualifying period, nil. (pourcentage compensatoire)

(20) The portion of paragraph (a) of the definition top-up revenue reduction percentage in subsection 125.7(1) of the Act before the formula is replaced by the following:

(a) for any of the fifth qualifying period to the seventh qualifying period, the result (expressed as a percentage) of the formula

(21) The portion of paragraph (b) of the definition top-up revenue reduction percentage in subsection 125.7(1) of the Act before subparagraph (i) is replaced by the following:

(b) for any of the eighth qualifying period to the tenth qualifying period, the greater of

(22) Paragraph (c) of the definition top-up revenue reduction percentage in subsection 125.7(1) of the Act is replaced by the following:

(c) for the eleventh qualifying period and each subsequent qualifying period, the eligible entity’s revenue reduction percentage for the qualifying period. (pourcentage compensatoire de baisse de revenue)

(23) Subsection 125.7(1) of the Act is amended by adding the following in alphabetical order:

executive compensation repayment amount, of an eligible entity, means

(a) nil, unless

(i) shares of the capital stock of the eligible entity are listed or traded on a stock exchange or other public market, or

(ii) the eligible entity is controlled by a corporation described in subparagraph (i); and

(b) if the conditions in subparagraph (a)(i) or (ii) are met, the amount determined by the formula

A × B

where

A is

(a) a percentage assigned to the eligible entity under an agreement if

(i) the agreement is entered into by

(A) the eligible entity,

(B) an eligible entity, shares of the capital stock of which are listed or traded on a stock exchange or other public market, that controls the eligible entity (referred to in this definition as the “public parent corporation”), if the public parent corporation received a deemed overpayment under subsection (2) in respect of the seventeenth qualifying period or any subsequent qualifying period, and

(C) each other eligible entity that received a deemed overpayment under subsection (2) in respect of the seventeenth qualifying period or any subsequent qualifying period and was controlled in that period by the eligible entity or the public parent corporation, if any,

(ii) the agreement is filed in prescribed form and manner with the Minister,

(iii) the agreement assigns, for the purposes of this definition, a percentage in respect of each eligible entity referred to in subparagraph (i) of this description,

(iv) the total of all the percentages assigned under the agreement equals 100%, and

(v) the percentage allocated to any eligible entity under the agreement would not result in an amount allocated to the eligible entity in excess of the total of all amounts of deemed overpayments of the eligible entity under subsection (2) for the seventeenth qualifying period and any subsequent qualifying period, and

(b) in any other case, 100%, and

B is the lesser of

(a) the total of all amounts each of which is an amount of a deemed overpayment under subsection (2) for each of the entities described in subparagraph (a)(i) of the description of A for the seventeenth qualifying period and each subsequent qualifying period, other than amounts in respect of employees on leave with pay, and

(b) the amount determined by the formula

C − D

where

C	is the executive remuneration of the eligible entity, or of the public parent corporation that controls the eligible entity, if any, for the 2021 calendar year (prorated based upon the number of days of the eligible entity’s, or public parent corporation’s, fiscal periods in the calendar year, if those fiscal periods are not the calendar year), and

D	is the executive remuneration of the eligible entity, or of the public parent corporation that controls the eligible entity, if any, for the 2019 calendar year (prorated based upon the number of days of the eligible entity’s, or public parent corporation’s, fiscal periods in the calendar year, if those fiscal periods are not the calendar year). (montant du remboursement de la rémunération de la haute direction)

executive remuneration, of an eligible entity, means

(a) the total amount of compensation that is reported in the eligible entity’s Statement of Executive Compensation for Named Executive Officers pursuant to National Instrument 51-102 Continuous Disclosure Obligations, as amended from time to time, of the Canadian Securities Administrators in respect of Named Executive Officers of the eligible entity;

(b) if paragraph (a) does not apply and the eligible entity is required to make a similar disclosure to shareholders under the laws of another jurisdiction, the amount of total compensation reported in that disclosure (if the compensation of more than five individuals is required to be reported under that disclosure, using the five most highly compensated of those individuals); and

(c) if paragraphs (a) and (b) do not apply, the amount that would be required to be reported by the eligible entity using the methodology for preparing the Statement of Executive Compensation referred to in paragraph (a). (rémunération de la haute direction)

qualifying recovery entity, for a qualifying period, means an eligible entity that meets the following conditions:

(a) it files an application with the Minister in respect of the qualifying period in prescribed form and manner no later than 180 days after the end of the qualifying period;

(b) it is a qualifying entity for the qualifying period;

(c) if it is a corporation (other than a corporation that is exempt from tax under this Part), it

(i) is a Canadian-controlled private corporation, or

(ii) would be a Canadian-controlled private corporation absent the application of subsection 136(1);

(d) if it is a partnership, throughout the qualifying period it is the case that

A ≤ 0.5B

where

A is the total of all amounts, each of which is the fair market value of an interest in the partnership held — directly or indirectly, through one or more partnerships — by

(i) a person or partnership other than an eligible entity, or

(ii) a corporation, other than a corporation that

(A) is exempt from tax under this Part, or

(B) is described in subparagraph (c)(i) or (ii), and

B is the total fair market value of all interests in the partnership; and

(e) it has a revenue reduction percentage

(i) greater than 0%, if it is the seventeenth qualifying period, or

(ii) greater than 10%, if it is any of the eighteenth qualifying period to the twenty-second qualifying period. (entité de relance admissible)

recovery wage subsidy rate, for a qualifying period, means

(a) for any of the seventeenth qualifying period to the nineteenth qualifying period, 50%;

(b) for the twentieth qualifying period, 40%;

(c) for the twenty-first qualifying period, 30%; and

(d) for the twenty-second qualifying period, 20%. (taux de subvention salariale de relance)

total base period remuneration, of an eligible entity, means the total of all amounts, each of which is for an eligible employee in respect of a week in the fourteenth qualifying period, equal to the least of

(a) $1,129,

(b) the eligible remuneration paid to the eligible employee in respect of the week,

(c) if the eligible employee does not deal at arm’s length with the eligible entity in the qualifying period, the baseline remuneration in respect of the eligible employee determined for that week, and

(d) if the eligible employee is on leave with pay in the week, nil. (rémunération totale de la période de base)

total current period remuneration, of an eligible entity for a qualifying period, means the total of all amounts, each of which is for an eligible employee in respect of a week in the qualifying period, equal to the least of

(a) $1,129,

(b) the eligible remuneration paid to the eligible employee in respect of the week,

(c) if the eligible employee does not deal at arm’s length with the eligible entity in the qualifying period, the baseline remuneration in respect of the eligible employee determined for that week, and

(d) if the eligible employee is on leave with pay in the week, nil. (rémunération totale de la période actuelle)

(24) Section 125.7 of the Act is amended by adding the following after subsection (2.1):

Canada Recovery Hiring Program

(2.2) For a qualifying recovery entity for a qualifying period, an overpayment on account of the qualifying entity’s liability under this Part for the taxation year in which the qualifying period ends is deemed to have arisen during the qualifying period in an amount determined by the formula

A × (B − C)

where

A is the recovery wage subsidy rate for the qualifying period;

B is the qualifying recovery entity’s total current period remuneration for the qualifying period; and

C is the qualifying recovery entity’s total base period remuneration.

(25) Subsection 125.7(3) of the Act is replaced by the following:

When assistance received

(3) For the purposes of this Act other than this section, and for greater certainty, an amount that an eligible entity is deemed under any of subsections (2) to (2.2) to have overpaid is assistance received by it from a government immediately before the end of the qualifying period to which it relates.

(26) Paragraph 125.7(4.2)(d) of the Act is replaced by the following:

(d) if the seller meets any of the following conditions, the eligible entity is deemed to meet that condition:

(i) either of the conditions in paragraph (d) of the definition qualifying entity in subsection (1), and

(ii) both of the conditions in subparagraph (c)(ii), or the condition in subparagraph (c)(iii), of the definition qualifying renter in subsection (1); and

(27) Paragraphs 125.7(5)(a) and (b) of the Act are replaced by the following:

(a) the amount of any deemed overpayment by an eligible entity under any of subsections (2) to (2.2) in respect of a qualifying period cannot exceed the amount claimed by the eligible entity — in the application referred to in paragraph (a) of the definition qualifying entity in subsection (1), paragraph (a) of the definition qualifying renter in subsection (1) or paragraph (a) of the definition qualifying recovery entity in subsection (1) — in respect of that qualifying period; and

(b) if an eligible employee is employed in a week by two or more qualifying entities that do not deal with each other at arm’s length, the total amount of the deemed overpayment under subsection (2) or (2.2) in respect of the eligible employee for that week shall not exceed the amount that would arise if the eligible employee’s eligible remuneration for that week were paid by one qualifying entity.

(28) Subparagraph 125.7(6)(b)(ii) of the Act is replaced by the following:

(ii) in respect of the fifth qualifying period and subsequent qualifying periods, increase the amount of a deemed overpayment under subsection (2), or

(29) Section 125.7 of the Act is amended by adding the following after subsection (6):

Anti-avoidance — recovery wage subsidy

(6.1) Notwithstanding any other provision in this section, the total current period remuneration of an eligible entity for a qualifying period is deemed to be equal to the total base period remuneration of the eligible entity, if

(a) the eligible entity, or a person or partnership not dealing at arm’s length with the eligible entity, enters into a transaction or participates in an event (or a series of transactions or events) or takes an action (or fails to take an action) that has the effect of increasing the difference between the total current period remuneration and the total base period remuneration of the eligible entity for the qualifying period; and

(b) it is reasonable to conclude that one of the main purposes of the transaction, event, series or action in paragraph (a) is to increase the amount of a deemed overpayment under subsection (2.2).

(30) Paragraphs 125.7(7)(a) and (b) of the Act are replaced by the following:

(a) for the purposes of subsections (2) to (2.2) and subsections 152(3.4) and 160.1(1), to be a taxpayer, and

(b) for the purposes of subsections (2) to (2.2), to have a liability under this Part for a taxation year in which a qualifying period ends.

(31) Subparagraphs 125.7(8)(a)(i) and (ii) of the Act are replaced by the following:

(i) the percentages in subparagraphs (a)(i), (b)(i), (c)(i), (d)(i), (e)(i), (f)(i), (g)(i), (h)(i), (i)(i) and (j)(i), and

(ii) the factors in subparagraphs (a)(ii), (b)(ii), (c)(ii), (d)(ii), (e)(ii), (f)(ii), (g)(ii), (h)(ii), (i)(ii) and (j)(ii); and

(32) Paragraph 125.7(8)(b) of the Act is replaced by the following:

(b) the definition rent subsidy percentage in subsection (1), the factors and percentages in paragraphs (a) and (a.1) of that definition;

(b.1) the definition recovery wage subsidy rate, the percentages in that definition; and

(33) Section 125.7 of the Act is amended by adding the following after subsection (9):

Special case

(9.1) For the purposes of paragraph (9)(b), if the particular qualifying period is the eleventh qualifying period, then the immediately preceding qualifying period is deemed to be the ninth qualifying period.

Greater of wage and recovery subsidies

(9.2) For a qualifying period,

(a) if the amount of any deemed overpayment under subsection (2) is equal to or greater than the amount of any deemed overpayment under subsection (2.2), the amount of any deemed overpayment under subsection (2.2) is deemed to be nil; and

(b) if the amount of any deemed overpayment under subsection (2.2) is greater than the amount of any deemed overpayment under subsection (2), the amount of any deemed overpayment under subsection (2) is deemed to be nil.

(34) Section 125.7 of the Act is amended by adding the following after section (13)

Executive compensation

(14) The amount of a refund made by the Minister to an eligible entity in respect of a deemed overpayment under subsection (2) on a particular date under subsection 164(1.6), in respect of any of the seventeenth qualifying period to the twenty-second qualifying period, is deemed to be an amount that has been refunded to the eligible entity on that particular date (for the taxation year in which the refund was made) in excess of the amount to which the eligible entity was entitled as a refund under this Act to the extent of the lesser of the amount of the refund and the amount determined by the formula

A − B

where

A	is the executive compensation repayment amount of the eligible entity; and

B	is the total of all amounts deemed to be an excess refund to the eligible entity under this subsection in respect of refunds made after the particular date.

Foreign currency — executive remuneration

(15) For the purposes of paragraphs 261(2)(b) and (5)(c), amounts referred to in the definition executive remuneration in subsection (1) are deemed to arise on the last day of the eligible entity’s fiscal period to which the amount relates and not at any other time.

(35) Subsections (12) and (26) are deemed to have come into force on September 27, 2020.

18 Subsection 152(3.4) of the Act is replaced by the following:

COVID-19 — notice of determination

(3.4) The Minister may at any time determine the amount deemed by any of subsections 125.7(2) to (2.2) to be an overpayment on account of a taxpayer’s liability under this Part that arose during a qualifying period (as defined in subsection 125.7(1)), or determine that there is no such amount, and send a notice of the determination to the taxpayer.

19 (1) Subparagraph 163(2)(i)(i) of the Act is replaced by the following:

(i) the amount that would be deemed by any of subsections 125.7(2) to (2.2) to have been an overpayment by the person or partnership if that amount were calculated by reference to the information provided in the application filed pursuant to paragraph (a) of the definition qualifying entity in subsection 125.7(1), paragraph (a) of the definition qualifying renter in subsection 125.7(1) or paragraph (a) of the definition qualifying recovery entity in subsection 125.7(1), as the case may be

(2) Section 163 of the Act is amended by adding the following after subsection (2.901):

Penalty — COVID-19

(2.902) Every eligible entity that is deemed by subsection 125.7(6.1) to have an amount of total current period remuneration for a qualifying period is liable to a penalty equal to 25% of the amount that would be deemed by subsection 125.7(2.2) to have been an overpayment by the eligible entity during that qualifying period if that amount were calculated by reference to the information provided in the application filed pursuant to paragraph (a) of the definition qualifying recovery entity in subsection 125.7(1).

20 Subsection 164(1.6) of the Act is replaced by the following:

COVID-19 refunds

(1.6) Notwithstanding subsection (2.01), at any time after the beginning of a taxation year of a taxpayer in which an overpayment is deemed to have arisen under any of subsections 125.7(2) to (2.2), the Minister may refund to the taxpayer all or any part of the overpayment.

21 Section 8901.2 of the Income Tax Regulations is replaced by the following:

8901.2 The amount determined by regulation in respect of a qualifying entity for the purposes of clause (b)(iv)(B) of the description of A in subsection 125.7(2) of the Act for a week in a qualifying period is

(a) for the seventh qualifying period and eighth qualifying period, the greater of

(i) the amount determined for the week under subparagraph (a)(i) of the description of A in subsection 125.7(2) of the Act, and

(ii) the amount determined for the week under subparagraph (a)(ii) of the description of A in subsection 125.7(2) of the Act;

(b) for the ninth qualifying period and the tenth qualifying period, the greater of

(i) $500, and

(ii) the lesser of

(A) 55% of baseline remuneration (as defined in subsection 125.7(1) of the Act) in respect of the eligible employee determined for that week, and

(B) $573;

(c) for any of the eleventh qualifying period to the nineteenth qualifying period, the greater of

(i) $500, and

(ii) the lesser of

(A) 55% of baseline remuneration (as defined in subsection 125.7(1) of the Act) in respect of the eligible employee determined for that week, and

(B) $595; and

(d) for the twentieth qualifying period and any subsequent qualifying period, nil.

Immediate Expensing

22 The Act is modified to give effect to the proposals relating to Immediate Expensing as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Rate Reduction for Zero-Emission Technology Manufacturers

23 The Act is modified to give effect to the proposals relating to a Rate Reduction for Zero-Emission Technology Manufacturers as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Capital Cost Allowance for Clean Energy Equipment

24 The Act is modified to give effect to the proposals relating to Capital Cost Allowance for Clean Energy Equipment as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Film or Video Production Tax Credits

25 The Act is modified to give effect to the proposals relating to Film or Video Production Tax Credits as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Mandatory Disclosure Rules

26 The Act is modified to give effect to the proposals relating to Mandatory Disclosure Rules as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Avoidance of Tax Debts

27 The Act is modified to give effect to the proposals relating to Avoidance of Tax Debts as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Audit Authorities

28 (1) Subsection 231.1(1) of the Act is amended by striking out “and” at the end of paragraph (a), by adding “and” at the end of paragraph (b) and by replacing the portion of that subsection after paragraph (b) with the following:

(c) require the owner or manager of a property or business of a taxpayer — and any particular person on the premises or place where the business is carried on, the property is kept, anything is done in connection with the business or any books or records of the taxpayer are or should be kept — to give the authorized person all reasonable assistance and to answer all proper questions and, for those purposes, the authorized person may require

(i) the owner or manager to attend at the premises or place with the authorized person, and

(ii) the owner, manager or the particular person to answer those questions orally or in writing, in any form specified by the authorized person.

(2) Subsection 231.1(2) of the Act is replaced by the following:

Entry to premises

(2)	For the purposes of subsection (1), an authorized person may enter into the premises or place where any business is carried on, any property is kept, anything is done in connection with any business or any books or records are or should be kept, except if the premises or place is a dwelling-house, the authorized person may enter the dwelling-house without the consent of the occupant only under the authority of a warrant under subsection (3).

Base Erosion and Profit Shifting

Interest Deductibility Limits

29 The Act is modified to give effect to the proposals relating to Interest Deductibility Limits as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Hybrid Mismatch Arrangements

30 The Act is modified to give effect to the proposals relating to Hybrid Mismatch Arrangements as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Notice of Ways and Means Motion to amend the Excise Tax Act

That it is expedient to amend the Excise Tax Act as follows:

Application of the GST/HST to E-commerce

1   (1) The definition reporting period in subsection 123(1) of the Excise Tax Act is replaced by the following:

reporting period of a person means the reporting period of the person as determined under sections 211.18 and 245 to 251; (période de déclaration)

(2)  Paragraph (c) of the definition activité commerciale in subsection 123(1) of the French version of the Act is replaced by the following:

c) la réalisation d’une fourniture, sauf une fourniture exonérée, d’un immeuble de la personne, y compris les actes qu’elle accomplit dans le cadre ou à l’occasion de la fourniture. (commercial activity)

(3)  Subsections (1) and (2) come into force, or are deemed to have come into force, on July 1, 2021.

2   (1) Paragraph 141.01(1)(c) of the French version of the Act is replaced by the following:

c) la réalisation de fournitures d’immeubles de la personne, y compris les actes qu’elle accomplit dans le cadre ou à l’occasion des fournitures.

(2) Subsection (1) comes into force, or is deemed to have come into force, on July 1, 2021.

3   (1) Subsection 143(1) of the Act is amended by striking out “or” at the end of paragraph (b) and by adding the following after that paragraph:

(b.1) the supply is a qualifying tangible personal property supply (as defined in subsection 211.1(1)) and the per- son is required under section 211.22 to be registered under Subdivision D of Division V at the time the supply is made; or

(2)  Subsection (1) comes into force, or is deemed to have come into force, on July 1, 2021.

(3)  For the purposes of applying subsection 143(1) of the Act, as amended by subsection (1), in respect of a supply in respect of which subparagraph 7(2)(c)(ii) applies, the supply is deemed to have been made on July 1, 2021.

4   (1) Subsection 148(3) of the Act is replaced by the following:

Non-application

(3)   This section does not apply to

(a)  a person registered under Subdivision E of Division II; or

(b)  a non-resident person that makes a supply in Canada of admissions in respect of a place of amusement, a semi- nar, an activity or an event and whose only business carried on in Canada is the making of such supplies.

(2) Subsection (1) comes into force, or is deemed to have come into force, on July 1, 2021.

5   (1) Subsection 178.8(9) of the Act is replaced by the following:

Application

(9) Subsections (2) to (7) do not apply in respect of goods imported in circumstances in which subsection 169(2) applies or in which section 180 or subparagraph 211.23(1)(c)(i) deems a person to have paid tax in respect of a supply of proper- ty equal to the tax under Division III in respect of the importation of goods.

(2) Subsection (1) applies to goods imported on or after July 1, 2021 and to goods imported before that day that were not accounted for under section 32 of the Customs Act before that day.

6   (1) Section 179 of the Act is amended by adding the following after subsection (3):

Exception — distribution platform operator

(3.1) For the purposes of this Part, if

(a)   paragraphs (1)(a) to (c) apply to a taxable supply in respect of particular tangible personal property that is made by a registrant and is referred to in any of subparagraphs (1)(a)(i) to (iii),

(b)   the transfer referred to in paragraph (1)(b) of physical possession of the particular property is to a person (in this subsection referred to as the “consignee”) that is acquiring physical possession of the particular property as the recipi- ent of a taxable supply made by way of sale of the particular property that

(i)  is deemed under subsection 211.23(1) to have been made by a distribution platform operator (as defined in subsection 211.1(1)), and

(ii)  would, in the absence of subsection 211.23(1), be made by a non-resident person that is not registered under Subdivision D of Division V,

(c)   the distribution platform operator is registered under Subdivision D of Division V, and

(d)   the non-resident person gives to the registrant, and the registrant retains, a certificate that

(i)  acknowledges that the consignee acquired physical possession of the particular property as the recipient of a taxable supply and that the distribution platform operator is required to collect tax in respect of that taxable sup- ply, and

(ii)  states the distribution platform operator’s name and registration number assigned under section 241, the following rules apply:

(e)  paragraphs (1)(d) to (g) do not apply to the taxable supply referred to in paragraph (a), and

(f) the taxable supply referred to in paragraph (a) is deemed to have been made outside Canada.

(2) Subsection (1) comes into force, or is deemed to have come into force, on July 1, 2021.

7   (1) The Act is amended by adding the following after section 211:

SUBDIVISION E

Electronic Commerce

Interpretation

Definitions

211.1 (1) The following definitions apply in this Subdivision.

accommodation platform means a digital platform through which a person facilitates the making of supplies of short- term accommodation situated in Canada by another person that is not registered under Subdivision D of Division V. (plateforme de logements)

accommodation platform operator, in respect of a supply of short-term accommodation made through an accommo- dation platform, means a person (other than the supplier or an excluded operator in respect of the supply) that

(a) controls or sets the essential elements of the transaction between the supplier and the recipient;

(b) if paragraph (a) does not apply to any person, is involved, directly or through arrangements with third parties, in collecting, receiving or charging the consideration for the supply and transmitting all or part of the consideration to the supplier; or

(c) is a prescribed person. (exploitant de plateforme de logements)

Canadian accommodation related supply means a taxable supply of a service

(a) that is made to a person in connection with a supply of short-term accommodation situated in Canada made to the person; and

(b) the consideration for which represents a booking fee, administration fee or other similar charge. (fourniture liée à un logement au Canada)

digital platform includes a website, an electronic portal, gateway, store or distribution platform or any other similar electronic interface but does not include

(a) an electronic interface that solely processes payments; or

(b) a prescribed platform or interface. (plateforme numérique)

distribution platform operator, in respect of a supply of property or a service made through a specified distribution platform, means a person (other than the supplier or an excluded operator in respect of the supply) that

(a) controls or sets the essential elements of the transaction between the supplier and the recipient;

(b) if paragraph (a) does not apply to any person, is involved, directly or through arrangements with third parties, in collecting, receiving or charging the consideration for the supply and transmitting all or part of the consideration to the supplier; or

(c)  is a prescribed person. (exploitant de plateforme de distribution)

electronic filing means using electronic media in a manner specified by the Minister. (transmission électronique)

excluded operator means a person that, in respect of a supply of property or a service,

(a)  meets all of the following conditions:

(i) the person does not set, directly or indirectly, any of the terms and conditions under which the supply is made,

(ii) the person is not involved, directly or indirectly, in authorizing the charge to the recipient of the supply in re- spect of the payment of the consideration for the supply, and

(iii) the person is not involved, directly or indirectly, in the ordering or delivery of the property or in the ordering or rendering of the service;

(b) solely provides for the listing or advertising of the property or service or for the redirecting or transferring to a digital platform on which the property or service is offered;

(c)  is solely a payment processor; or

(d) is a prescribed person. (exploitant exclu)

false statement includes a statement that is misleading because of an omission from the statement. (faux énoncé)

qualifying tangible personal property supply means a supply made by way of sale of tangible personal property that is, under the agreement for the supply, to be delivered or made available to the recipient in Canada, other than

(a) an exempt or zero-rated supply;

(b)  a supply of tangible personal property sent by mail or courier to the recipient at an address in Canada from an address outside Canada by the supplier or by another person acting on behalf of the supplier, if the supplier maintains evidence satisfactory to the Minister that the property was so sent;

(c) a supply that is deemed under subsection 180.1(2) to have been made outside Canada; and

(d) a prescribed supply. (fourniture admissible d’un bien meuble corporel)

specified Canadian recipient means a recipient of a supply in respect of which the following conditions are met:

(a)  the recipient has not provided to the supplier, or to a distribution platform operator in respect of the supply, evi- dence satisfactory to the Minister that the recipient is registered under Subdivision D of Division V; and

(b) the usual place of residence of the recipient is situated in Canada. (acquéreur canadien déterminé)

specified distribution platform means a digital platform through which a person facilitates the making of specified supplies by another person that is a specified non-resident supplier or facilitates the making of qualifying tangible per- sonal property supplies by another person that is not registered under Subdivision D of Division V. (plateforme de distribution déterminée)

specified non-resident supplier means a non-resident person that does not make supplies in the course of a business carried on in Canada and that is not registered under Subdivision D of Division V. (fournisseur non-résident déterminé)

specified supply means a taxable supply of intangible personal property or a service other than

(a)   a supply of intangible personal property that

(i) may not be used in Canada,

(ii) relates to real property situated outside Canada, or

(iii) relates to tangible personal property ordinarily situated outside Canada;

(b)   a supply of a service that

(i) may only be consumed or used outside Canada,

(ii) is in relation to real property situated outside Canada, or

(iii) is rendered in connection with criminal, civil or administrative litigation (other than a service rendered before the commencement of such litigation) that is under the jurisdiction of a court or other tribunal established under the laws of a country other than Canada or that is in the nature of an appeal from a decision of a court or other tribunal established under the laws of a country other than Canada;

(c)   a supply of a service that is deemed under subsection 180.1(2) to have been made outside Canada;

(d)   a supply of a service

(i) that is made to a person in connection with a supply of short-term accommodation made to the person, and

(ii) the consideration for which represents a booking fee, administration fee or other similar charge; and

(e)  a prescribed supply. (fourniture déterminée)

Registration

(2) For greater certainty, in this Part (other than this Subdivision) and in Schedules V to X, a reference to registration does not include registration under this Subdivision.

Accommodations, Intangible Personal Property and Services

Residence indicators

211.11 (1) For the purposes of this Subdivision, the following are indicators in respect of the usual place of residence of a recipient of a supply:

(a) the home address of the recipient;

(b) the business address of the recipient;

(c) the billing address of the recipient;

(d) the Internet Protocol address of the device used by the recipient or similar data obtained through a geolocation method;

(e) payment-related information in respect of the recipient or other information used by the payment system;

(f) the information from a subscriber identity module, or other similar module, used by the recipient;

(g) the place at which a landline communication service is supplied to the recipient; and

(h) any other relevant information that the Minister may specify.

Indicator — Canada and provinces

(2) For the purposes of this section,

(a) a Canadian indicator in respect of the recipient of a supply is an indicator obtained in connection with the supply that reasonably supports the conclusion that the usual place of residence of the recipient is situated in Canada;

(b) a foreign indicator in respect of the recipient of a supply is an indicator obtained in connection with the supply that reasonably supports the conclusion that the usual place of residence of the recipient is situated outside Canada;

(c) a participating province indicator in respect of the recipient of a supply is an indicator obtained in connection with the supply that reasonably supports the conclusion that the usual place of residence of the recipient is situated in a participating province; and

(d) a non-participating province indicator in respect of the recipient of a supply is an indicator obtained in connec- tion with the supply that reasonably supports the conclusion that the usual place of residence of the recipient is situ- ated in a non-participating province.

Usual place of residence — Canada

(3) For the purposes of this Subdivision, the usual place of residence of the recipient of a supply is situated in Canada if a person that is the supplier or a distribution platform operator in respect of the supply,

(a) in the ordinary course of the person’s operations, has obtained two or more Canadian indicators in respect of the recipient and has not obtained more than one foreign indicator in respect of the recipient;

(b) in the ordinary course of the person’s operations, has obtained two or more Canadian indicators in respect of the recipient and two or more foreign indicators in respect of the recipient, but the Canadian indicators are, in the cir- cumstances, reasonably considered to be more reliable in determining a place of residence; or

(c) if paragraphs (a) and (b) do not apply, has determined that the usual place of residence of the recipient is situated in Canada based on any method that the Minister may allow.

Usual place of residence — participating province address

(4) For the purposes of this Subdivision, if the usual place of residence of the recipient of a supply is situated in Canada and if a person that is the supplier or a distribution platform operator in respect of the supply has obtained in the ordi- nary course of the person’s operations one or more addresses that are a home or business address of the recipient in a participating province and has not obtained in the ordinary course of the person’s operations the same number or a greater number of addresses that are a home or business address of the recipient in a non-participating province, the usual place of residence of the recipient is situated in the following participating province:

(a) if those addresses of the recipient that are in a participating province are all in the same participating province, that participating province; and

(b) if those addresses of the recipient that are in a participating province are in two or more participating provinces and if the tax rates for those participating provinces are the same, the participating province among those participat- ing provinces that has the largest population.

Usual place of residence — participating province indicators

(5) For the purposes of this Subdivision, if the usual place of residence of the recipient of a supply is situated in Canada but is not determined under subsection (4) to be in a participating province and if a person that is the supplier or a dis- tribution platform operator in respect of the supply has obtained in the ordinary course of the person’s operations one or more participating province indicators in respect of the recipient and has not obtained in the ordinary course of the per- son’s operations the same number or a greater number of non-participating province indicators in respect of the recipi- ent that could reasonably be considered to be as reliable in determining a place of residence as those participating province indicators, the usual place of residence of the recipient is situated in the following participating province:

(a) if those participating province indicators are in respect of the same participating province, that participating province;

(b) if those participating province indicators are in respect of two or more participating provinces and the participat- ing province indicators in respect of one of those participating provinces are, in the circumstances, reasonably consid- ered to be more reliable in determining a place of residence, that participating province;

(c) if the usual place of residence of the recipient is not determined under paragraph (a) or (b) and if the person has determined that the usual place of residence of the recipient is situated in one of the participating provinces based on any method that the Minister may allow, that participating province; or

(d) if the usual place of residence of the recipient is not determined under any of paragraphs (a) to (c) and if those participating province indicators are in respect of two or more participating provinces, the participating province among those participating provinces for which the tax rate is the lowest or, if the tax rates for those participating provinces are the same, the participating province among those participating provinces that has the largest popula- tion.

Usual place of residence — participating province

(6) For the purposes of this Subdivision, if, in respect of a supply, the usual place of residence of the recipient is situated in Canada but is not determined under subsection (4) or (5) to be in a participating province and if a person that is the supplier or a distribution platform operator in respect of the supply has determined that the usual place of residence of the recipient is situated in a participating province based on any method that the Minister may allow, then the usual place of residence of the recipient is situated in that participating province.

Threshold amount

211.12 (1) For the purposes of this section, the threshold amount of a particular person for a period is the total of all amounts each of which is an amount that is, or that could reasonably be expected to be, the value of the consideration for a supply that is, or that could reasonably be expected to be,

(a) a specified supply made during that period by the particular person to a specified Canadian recipient (other than a zero-rated supply or a supply that is deemed to have been made by the particular person under paragraph 211.13(1)(a) or subparagraph 211.13(2)(a)(i));

(b) a Canadian accommodation related supply made during that period by the particular person to another person that is not registered under Subdivision D of Division V;

(c) if the particular person is a distribution platform operator in respect of a specified supply (other than a zero-rated supply) made during that period through a specified distribution platform by a specified non-resident supplier to a specified Canadian recipient, a specified supply (other than a zero-rated supply) that is made during that period through the specified distribution platform by a specified non-resident supplier to a specified Canadian recipient and in respect of which any person is a distribution platform operator; or

(d) if the particular person is an accommodation platform operator in respect of an accommodation supply — being a taxable supply of short-term accommodation situated in Canada made by any person that is not registered under Sub- division D of Division V to a recipient that is not registered under that Subdivision — that is made during that period through an accommodation platform, an accommodation supply that is made during that period through the accom- modation platform and in respect of which any person is an accommodation platform operator.

Registration required

(2) Every person (other than a registrant or a person that carries on a business in Canada) that is a specified non-resi- dent supplier at any time, a distribution platform operator in respect of a supply made at any time or an accommodation platform operator in respect of a supply made at any time is required at that time to be registered under this Subdivision if the threshold amount of the person for any period of 12 months (other than a period that begins before July 2021) that includes that time exceeds $30,000.

Application

(3) A person required under subsection (2) to be registered under this Subdivision shall apply to the Minister for regis- tration. The application is to be made in prescribed form containing prescribed information and is to be filed with the Minister by way of electronic filing on or before the first day on which the person is required to be registered under this Subdivision.

Registration

(4) The Minister may register any person that applies for registration under subsection (3) and, upon doing so, the Min- ister shall assign a registration number to the person and notify the person of the registration number and the effective date of the registration.

Notice of intent

(5) If the Minister has reason to believe that a person that is not registered under this Subdivision is required to be reg- istered under subsection (2) and has failed to apply for registration under subsection (3) as and when required, the Min- ister may send a notice in writing (in this section referred to as a “notice of intent”) to the person that the Minister pro- poses to register the person under subsection (7).

Representations to Minister

(6) Upon receipt of a notice of intent, a person shall apply for registration under subsection (3) or establish to the satis- faction of the Minister that the person is not required to be registered under subsection (2).

Registration by Minister

(7) If, after 60 days after the particular day on which a notice of intent was sent by the Minister to a person, the person has not applied for registration under subsection (3) and the Minister is not satisfied that the person is not required to be registered under subsection (2), the Minister may register the person under this Subdivision and, upon doing so, shall assign a registration number to the person and notify the person in writing of the registration number and the effective date of the registration, which effective date is not to be earlier than 60 days after the particular day.

Cessation of registration

(8) If a person is registered under this Subdivision and if the person becomes registered under Subdivision D of Division V on a particular day, the person ceases to be registered under this Subdivision effective on the particular day.

Cancellation on notice

(9) The Minister may, after giving a person that is registered under this Subdivision reasonable written notice, cancel the registration of the person if the Minister is satisfied that the registration is not required under this Subdivision.

Cancellation on request

(10)  On request from a person, the Minister shall cancel the registration of the person under this Subdivision if the Min- ister is satisfied that the registration is not required under this Subdivision.

Cancellation — notification

(11) If the Minister cancels the registration of a person under subsection (9) or (10), the Minister shall notify the person of the cancellation and its effective date.

Public disclosure

(12) Despite section 295, the Minister may make available to the public, in any manner that the Minister considers ap- propriate, the names of persons registered under this Subdivision (including any trade name or other name used by those persons), the registration numbers assigned to those persons under this section, the effective date of the registra- tion and, if a person ceases to be registered under this Subdivision, the date on which the person ceases to be registered.

Specified supply — operator

211.13 (1) If a specified supply is made through a specified distribution platform by a specified non-resident supplier to a specified Canadian recipient and if another person registered under this Subdivision is a distribution platform oper- ator in respect of the specified supply, then, for the purposes of this Part (other than section 211.1, paragraph 211.12(1)(c) and section 240)

(a)  the specified supply is deemed to have been made by the other person and not by the specified non-resident sup- plier; and

(b)  the other person is deemed not to have made a supply to the specified non-resident supplier of services relating to the specified supply.

Specified supply — registered operator

(2) If a specified supply is made through a specified distribution platform by a specified non-resident supplier, if anoth- er person that is registered under Subdivision D of Division V, or that carries on a business in Canada, is a distribution platform operator in respect of the specified supply and if, in the absence of section 143, the specified supply would have been a supply made in Canada, the following rules apply:

(a)  if the other person is registered under Subdivision D of Division V, for the purposes of this Part (other than sec- tion 211.1, paragraph 211.12(1)(c) and section 240)

(i)  the specified supply is deemed to have been made by the other person and not by the specified non-resident supplier, and

(ii) the other person is deemed not to have made a supply to the specified non-resident supplier of services relating to the specified supply; and

(b) in any other case, for the purposes of sections 148 and 249, the specified supply is deemed to have been made by the other person and not by the specified non-resident supplier.

Accommodation — operator

(3) If a particular supply that is a taxable supply of short-term accommodation situated in Canada is made through an accommodation platform by a particular person that is not registered under Subdivision D of Division V, if another per- son that is registered under this Subdivision is an accommodation platform operator in respect of the particular supply and if the recipient has not provided to the other person evidence satisfactory to the Minister that the recipient is regis- tered under Subdivision D of Division V, then, for the purposes of this Part (other than sections 148 and 211.1, paragraph 211.12(1)(d) and sections 240 and 249)

(a) the particular supply is deemed to have been made by the other person and not by the particular person; and

(b) the other person is deemed not to have made a supply to the particular person of services relating to the particular supply.

Accommodation — registered operator

(4)  If a particular supply that is a taxable supply of short-term accommodation situated in Canada is made through an accommodation platform by a particular person that is not registered under Subdivision D of Division V and if another person that is registered under that Subdivision, or that carries on a business in Canada, is an accommodation platform operator in respect of the particular supply, then, for the purposes of this Part (other than for the purposes of applying sections 148 and 249 in respect of the particular person and other than for the purposes of section 211.1, paragraph 211.12(1)(d) and section 240)

(a) the particular supply is deemed to have been made by the other person and not by the particular person; and

(b) the other person is deemed not to have made a supply to the particular person of services relating to the particular supply.

Joint and several, or solidary, liability

(5) If a particular person that is deemed under paragraph (1)(a), subparagraph (2)(a)(i) or paragraph (3)(a) or (4)(a) not to have made a supply made a false statement to another person that is deemed under paragraph (1)(a), subparagraph (2)(a)(i) or paragraph (3)(a) or (4)(a), as the case may be, to have made the supply and if the false statement is relevant to the determination of whether the other person is required to collect tax in respect of the supply or the determination of the amount of tax that the other person is required to collect in respect of the supply, the following rules apply:

(a) the particular person and the other person are jointly and severally, or solidarily, liable for all obligations under this Part (in this subsection referred to as the “obligations in respect of the supply”) that arise upon or as a conse- quence of

(i) the tax in respect of the supply becoming collectible by the other person, and

(ii) a failure to account for or pay as and when required under this Part an amount of net tax of the other person, or an amount required under section 230.1 to be paid by the other person, that is reasonably attributable to the supply;

(b) the Minister may assess the particular person for any amount for which the particular person is liable under this subsection and sections 296 to 311 apply with any modifications that the circumstances require; and

(c)  if the other person did not know and could not reasonably be expected to have known that the particular person made a false statement and if the other person relied in good faith on the false statement and, because of such re- liance, did not charge, collect or remit all the tax in respect of the supply that the other person was required to charge, collect or remit, despite section 296, the Minister is not to assess the other person for any obligations in respect of the supply in excess of the obligations in respect of the supply that arise upon or as a consequence of the other person having charged, collected or remitted an amount of tax in respect of the supply.

Supply — Canada

211.14 (1) For the purposes of this Part and despite paragraphs 136.1(1)(d) and (2)(d), subsection 142(2) and section 143, if a person registered under this Subdivision makes a specified supply to a specified Canadian recipient, or makes a Canadian accommodation related supply to a recipient that has not provided to the person evidence satisfactory to the Minister that the recipient is registered under Subdivision D of Division V, the supply is deemed to be made in Canada and, in the case of a Canadian accommodation related supply that is included in Schedule VI, the supply is deemed not to be included in that Schedule.

Supply — Canada

(2) For the purposes of this Part and despite paragraph 136.1(2)(d), subsection 142(2) and section 143, if a person regis- tered under Subdivision D of Division V or carrying on a business in Canada makes a Canadian accommodation related supply, the supply is deemed to be made in Canada and, if the supply is included in Schedule VI, the supply is deemed not to be included in that Schedule.

Specified supply — participating province

(3) For the purposes of this Part and despite section 144.1, if a specified supply (other than a supply of intangible per- sonal property, or a service, that relates to real property) is deemed to be made in Canada under subsection (1), the fol- lowing rules apply:

(a) if the usual place of residence of the specified Canadian recipient is situated in a participating province, the supply is deemed to be made in the participating province; and

(b) in any other case, the supply is deemed to be made in a non-participating province.

Canadian accommodation related supply — participating province

(4) For the purposes of this Part and despite section 144.1, if a Canadian accommodation related supply is deemed to be made in Canada under subsection (1) or (2), the supply is deemed to be made in the province in which the accommoda- tion is situated.

Billing agent

211.15 For the purposes of this Part, if a particular person that is registered under this Subdivision makes an election in respect of a supply under subsection 177(1.1) with a registrant described in subsection 177(1.11), the registrant is deemed not to have made a supply to the particular person of services of acting as an agent described in subsection 177(1.11) in respect of the supply.

Disclosure of tax

211.16 A person registered under this Subdivision that is required under section 221 to collect tax in respect of a supply shall indicate to the recipient, in a manner satisfactory to the Minister,

(a) the consideration paid or payable by the recipient for the supply and the tax payable in respect of the supply; or

(b)  that the amount paid or payable by the recipient for the supply includes the tax payable in respect of the supply.

Restrictions

211.17   (1) No amount of an input tax credit, rebate, refund or remission under this or any other Act of Parliament shall be credited, paid, granted or allowed to the extent that it can reasonably be regarded that the amount is deter- mined, directly or indirectly, in relation to an amount that is collected as or on account of tax, or in relation to an amount of tax that is required to be collected, by a person that is registered or required to be registered under this Subdi- vision.

Exception

(2)  Subsection (1) does not apply

(a)  to a rebate, refund or remission in relation to an amount that a person may

(i) deduct under subsection 231(1), 232(3) or 234(3) in determining the net tax of the person for a reporting period of the person,

(ii)  claim as a rebate under section 259 or 259.1, or

(iii) claim as a rebate under section 261 in respect of an amount that is collected as or on account of tax from the person at a time when the person is not registered under Subdivision D of Division V;

(b)  for the purposes of subsections 232(1) and (2); and

(c) for prescribed purposes.

Return

211.18 (1) Despite subsection 238(2), every person registered under this Subdivision shall file a return with the Minis- ter by way of electronic filing for each reporting period of the person within one month after the end of the reporting period.

Reporting period

(2) Despite sections 245 and 251 and subject to subsections (3) and (4), the reporting period of a person registered under this Subdivision is a calendar quarter.

Becoming registered

(3) If a person becomes registered under this Subdivision on a particular day, the following periods are deemed to be separate reporting periods of the person:

(a)  the period beginning on the first day of the reporting period of the person, otherwise determined under section 245, that includes the particular day and ending on the day immediately preceding the particular day; and

(b) the period beginning on the particular day and ending on the last day of the calendar quarter that includes the particular day.

Cessation of registration

(4) If a person ceases to be registered under this Subdivision on a particular day, the following periods are deemed to be separate reporting periods of the person:

(a)  the period beginning on the first day of the calendar quarter that includes the particular day and ending on the day immediately preceding the particular day; and

(b) the period beginning on the particular day and ending on the last day of the reporting period of the person, other- wise determined under section 245, that includes the particular day.

Definition of qualifying foreign currency

211.19   (1) In this section, qualifying foreign currency means the U.S. dollar, the euro or another foreign currency that the Minister may specify.

Manner of payment

(2) Every person that is registered or required to be registered under this Subdivision and that is required under subsec- tion 278(2) to pay or remit an amount to the Receiver General shall pay or remit that amount in the manner determined by the Minister.

Non application — subsection 278(3)

(3) Subsection 278(3) does not apply in respect of an amount that a person that is registered or required to be registered under this Subdivision is required under this Part to pay or remit to the Receiver General.

Foreign currency — no designation

(4)  Despite section 159 and subject to subsection (7), if tax is collected, or required to be collected, in respect of a supply made by a person that is registered or required to be registered under this Subdivision and if the value of the considera- tion for the supply is expressed in a foreign currency, the consideration is to be converted into Canadian currency using the exchange rate applicable on the last day of the reporting period in which the tax is collected or required to be collect- ed, as the case may be, or using any other conversion method that the Minister may allow.

Foreign currency — application

(5) A person registered under this Subdivision may apply to the Minister, in prescribed form containing prescribed in- formation and filed in prescribed manner with the Minister, to be designated as a person eligible to determine the net tax for a reporting period of the person in a qualifying foreign currency. The Minister may require that the application be filed by way of electronic filing.

Foreign currency — authorization

(6) If the Minister receives an application of a person under subsection (5), the Minister may, subject to such conditions as the Minister may at any time impose, designate the person as a person eligible to determine the net tax for a reporting period of the person in the qualifying foreign currency indicated by the Minister.

Foreign currency — designated persons

(7) Despite section 159, if a person is designated under subsection (6) in respect of a reporting period of the person, the following rules apply in respect of the reporting period:

(a)   the net tax for the reporting period is to be determined in the return for that reporting period in the qualifying foreign currency indicated by the Minister;

(b)  any amount to be remitted or paid by the person to the Receiver General in respect of the reporting period is to be remitted or paid in the qualifying foreign currency indicated by the Minister; and

(c)  any amount that is required to be converted into the qualifying foreign currency indicated by the Minister for the purposes of determining the net tax for the reporting period, or for the purposes of determining any other amount to be remitted or paid to the Receiver General in respect of the reporting period, is to be converted into that qualifying foreign currency using the exchange rate applicable on the last day of the reporting period or using any other conver- sion method that the Minister may allow.

Prohibition

211.2 No person shall, in respect of a supply of property or a service made to a particular person who is a consumer of the property or service, provide to another person that is registered or required to be registered under this Subdivision evidence that the particular person is registered under Subdivision D of Division V.

Information return — accommodation platform operator

211.21   A person (other than a prescribed person) that, at any time during a calendar year, is registered or required to be registered under this Subdivision or is a registrant and that is an accommodation platform operator in respect of a supply of short-term accommodation situated in Canada made in the calendar year shall file with the Minister an infor- mation return for the calendar year, in prescribed form containing prescribed information, before July of the following calendar year. The Minister may require that the information return be filed by way of electronic filing.

Tangible Personal Property

Definition of specified recipient

211.22  (1) In this section, specified recipient, in respect of a supply of property, means a person (other than a non- resident person that is not a consumer of the property) that is the recipient of the supply and that is not registered under Subdivision D of Division V.

Registration required

(2) Every person that is a non-resident person that does not at any time make supplies in the course of a business car- ried on in Canada or a distribution platform operator in respect of a supply made at any time is required at that time to be registered under Subdivision D of Division V if, for any period of 12 months (other than a period that begins before July 2021) that includes that time, the amount determined by the following formula is greater than $30,000:

A + B

where

A	is the total of all amounts, each of which is an amount that is, or that could reasonably be expected to be, the value of the consideration for a taxable supply that is, or that could reasonably be expected to be, a qualifying tangible per- sonal property supply made during that period by the person to a specified recipient (other than a supply deemed to have been made by the person under subparagraph 211.23(1)(a)(i)); and

B	is

(a) if the person is a distribution platform operator in respect of a qualifying tangible personal property supply made during that period through a specified distribution platform, the total of all amounts, each of which is an amount that is, or that could reasonably be expected to be, the value of the consideration for a supply that is, or that could reasonably be expected to be, a qualifying tangible personal property supply made during that period through the specified distribution platform to a specified recipient and in respect of which any person is a distri- bution platform operator, and

(b)  in any other case, zero.

Qualifying supply — operator

211.23  (1) If a particular supply that is a qualifying tangible personal property supply is made through a specified dis- tribution platform by a particular person that is not registered under Subdivision D of Division V and if another person that is registered under Subdivision D of Division V, or is carrying on a business in Canada, is a distribution platform operator in respect of the particular supply, the following rules apply:

(a) for the purposes of this Part (other than for the purposes of applying sections 148 and 249 in respect of the partic- ular person and other than for the purposes of section 211.1, paragraph (a) of the description of B in subsection 211.22(2) and section 240)

(i) the particular supply is deemed to have been made by the other person and not by the particular person, and

(ii) the particular supply is deemed to be a taxable supply;

(b)  for the purposes of this Part (other than sections 179 and 180), the other person is deemed not to have made a supply to the particular person of services relating to the particular supply; and

(c)  if the other person is registered under Subdivision D of Division V, if the particular person has paid tax under Division III in respect of the importation of the tangible personal property, if no person is entitled to claim an input tax credit or a rebate under this Part in respect of the tax in respect of the importation, if no person is deemed under section 180 to have paid tax in respect of a supply of the tangible personal property that is equal to the tax in respect of the importation and if the particular person provides to the other person evidence satisfactory to the Minister that the tax in respect of the importation has been paid,

(i) for the purposes of determining an input tax credit of the other person, the other person is deemed

(A)  to have paid, at the time the particular person paid the tax in respect of the importation, tax in respect of a supply made to the other person of the tangible personal property equal to the tax in respect of the importation, and

(B)  to have acquired the tangible personal property for use exclusively in commercial activities of the other per- son, and

(ii) no portion of the tax in respect of the importation paid by the particular person shall be rebated, refunded or remitted to the particular person, or shall otherwise be recovered by the particular person, under this or any other Act of Parliament.

Joint and several, or solidary, liability

(2) If a particular person that is deemed under subparagraph (1)(a)(i) not to have made a supply made a false statement to another person that is deemed under that subparagraph to have made the supply and if the false statement is relevant to the determination of whether the other person is required to collect tax in respect of the supply or the determination of the amount of tax that the other person is required to collect in respect of the supply, the following rules apply:

(a) the particular person and the other person are jointly and severally, or solidarily, liable for all obligations under this Part (in this subsection referred to as the “obligations in respect of the supply”) that arise upon or as a conse- quence of

(i)  the tax in respect of the supply becoming collectible by the other person, and

(ii) a failure to account for or pay as and when required under this Part an amount of net tax of the other person, or an amount required under section 230.1 to be paid by the other person, that is reasonably attributable to the supply;

(b) the Minister may assess the particular person for any amount for which the particular person is liable under this subsection and sections 296 to 311 apply with any modifications that the circumstances require; and

(c) if the other person did not know and could not reasonably be expected to have known that the particular person made a false statement and if the other person relied in good faith on the false statement and, because of such re- liance, did not charge, collect or remit all the tax in respect of the supply that the other person was required to charge, collect or remit, despite section 296, the Minister is not to assess the other person for any obligations in respect of the supply in excess of the obligations in respect of the supply that arise upon or as a consequence of the other person having charged, collected or remitted an amount of tax in respect of the supply.

Joint and several, or solidary, liability

(3) If a particular person provides to another person evidence that tax in respect of an importation has been paid, if the particular person made a false statement to the other person, if the false statement is relevant to the determination of whether paragraph (1)(c) is applicable in respect of the importation and if the other person claimed an input tax credit (in this subsection referred to as the “non-allowable input tax credit”) to which the other person was not entitled but to which the other person would have been entitled if paragraph (1)(c) were applicable in respect of the importation, the following rules apply:

(a)  the particular person and the other person are jointly and severally, or solidarily, liable for all obligations under this Part that arise upon or as a consequence of the other person having claimed the non-allowable input tax credit;

(b) the Minister may assess the particular person for any amount for which the particular person is liable under this subsection and sections 296 to 311 apply with any modifications that the circumstances require; and

(c)  if the other person did not know and could not reasonably be expected to have known that the particular person made a false statement and if the other person relied in good faith on the false statement and, because of such re- liance, claimed the non-allowable input tax credit, despite section 296, the Minister is not to assess the other person for any obligations under this Part that arose upon or as a consequence of the other person having claimed the non- allowable input tax credit.

Notification and records — warehouse

211.24  A particular person (other than a prescribed person) that in the course of a business makes one or more partic- ular supplies of a service of storing in Canada tangible personal property (other than a service that is incidental to the supply by the particular person of a freight transportation service, as defined in section 1 of Part VII of Schedule VI) offered for sale by another person that is a non-resident person shall

(a)  notify the Minister of this fact, in prescribed form containing prescribed information and filed with the Minister in prescribed manner, on or before

(i)  the day that is

(A)  if the particular person makes those particular supplies in the course of a business carried on as of July 1, 2021, January 1, 2022, and

(B)  in any other case, six months after the day on which the particular person last began making those particu- lar supplies in the course of a business, or

(ii) any later day that the Minister may allow; and

(b) in respect of those particular supplies, maintain records containing information specified by the Minister.

Information return — operator

211.25 A person (other than a prescribed person) that is a registrant at any time during a calendar year and that is a distribution platform operator in respect of a qualifying tangible personal property supply made in the calendar year shall file with the Minister an information return for the calendar year, in prescribed form containing prescribed infor- mation, before July of the following calendar year. The Minister may require that the information return be filed by way of electronic filing.

(2)  Subsection (1) comes into force, or is deemed to have come into force, on July 1, 2021, except that

(a)  subsections 211.13(1) to (4) and section 211.14 of the Act, as enacted by subsection (1), apply

(i)  in respect of supplies made after June 2021, and

(ii) in respect of supplies made before July 2021 if all or part of the consideration for the supply be- comes due, or is paid without having become due, after June 2021;

(b)  sections 211.21 and 211.25 of the Act, as enacted by subsection (1), apply to 2021 and subsequent cal- endar years except that, in applying those sections to the 2021 calendar year,

(i)  the references to “a calendar year” in those sections are to be read as references to “the period that begins on July 1, 2021 and ends on December 31, 2021”, and

(ii)  the references to “the calendar year” in those sections are to be read as references to “that peri- od”; and

(c)    subsection 211.23(1) of the Act, as enacted by subsection (1), applies

(i) in respect of supplies made after June 2021, and

(ii) in respect of supplies made before July 2021 if all of the consideration for the supply becomes due, or is paid without having become due, after June 2021.

(3)  For the purposes of applying sections 211.12 to 211.14 of the Act, as enacted by subsection (1), in re- spect of a supply in respect of which subparagraph (2)(a)(ii) applies, the supply is deemed to have been made on July 1, 2021.

(4)  If subparagraph (2)(a)(ii) and subsection 211.13(3) or (4) of the Act, as enacted by subsection (1), ap- ply in respect of a supply of short-term accommodation and if part of the consideration for the supply becomes due, or is paid without having become due, before July 2021, for the purposes of Division II of Part IX of the Act, that part of the consideration shall not be included in calculating the tax payable in respect of the supply.

(5)  If subparagraph (2)(a)(ii) and section 211.14 of the Act, as enacted by subsection (1), apply in respect of a supply that is a specified supply or a Canadian accommodation related supply, if paragraph 143(1)(c) of the Act does not apply in respect of the supply and if part of the consideration for the supply becomes due, or is paid without having become due, before July 2021, the following rules apply:

(a)  for the purposes of Division II of Part IX of the Act, that part of the consideration is not to be in- cluded in calculating the tax payable in respect of the supply; and

(b)  for the purposes of Division IV of Part IX of the Act,

(i) despite section 211.14 of the Act, as enacted by subsection (1), the supply is deemed to be made outside Canada, and

(ii)  the part of the consideration for the supply that becomes due, or is paid without having become due, after June 2021 is not to be included in calculating the tax payable in respect of the supply.

(6)  For the purposes of applying sections 211.22 and 211.23 of the Act, as enacted by subsection (1), in re- spect of a supply in respect of which subparagraph (2)(c)(ii) applies, the supply is deemed to have been made on July 1, 2021.

8   (1) Subsection 240(2) of the Act is replaced by the following:

Non-resident supplier — tangible personal property

(1.5) Despite subsection (1), every person that is required under section 211.22 to be registered under this Subdivision is required to be registered for the purposes of this Part.

Non-resident performers, etc.

(2) Every person (other than a person registered under Subdivision E of Division II) that enters Canada for the purpose of making taxable supplies of admissions in respect of a place of amusement, a seminar, an activity or an event is re- quired to be registered for the purposes of this Part and shall, before making any such supply, apply to the Minister for registration.

(2)  The portion of subsection 240(2.1) of the Act before paragraph (a) is replaced by the following:

Application

(2.1) A person required under any of subsections (1) to (1.2) and (1.5) to be registered must apply to the Minister for registration before the day that is 30 days after

(3)  Subsection 240(2.1) of the Act is amended by striking out “and” at the end of paragraph (a.1) and by adding the following after that paragraph:

(a.2) in the case of a person required under subsection (1.5) to be registered, the first day on which the person is required under section 211.22 to be registered under this Subdivision; and

(4)  The portion of subsection 240(3) of the Act before paragraph (a) is replaced by the following:

Registration permitted

(3) An application for registration for the purposes of this Part may be made to the Minister by any person that is not required under subsection (1), (1.1), (1.2), (1.5), (2) or (4) to be registered, that is not required to be included in, or added to, the registration of a group under subsection (1.3) or (1.4) and that

(5) Subsections (1) to (4) come into force, or are deemed to have come into force, on July 1, 2021.

9   The Act is amended by adding the following after section 285.01:

Penalty

285.02 In addition to any other penalty under this Part, the recipient of a supply of property or a service that evades or attempts to evade the payment or collection of tax payable by the recipient under Division II in respect of the supply by providing false information to a particular person that is registered or required to be registered under Subdivision E of Division II or, if the recipient is a consumer of the property or service, by providing to the particular person evidence that the recipient is registered under Subdivision D of Division V is liable to pay a penalty equal to the greater of $250 and 50% of the amount of tax that has been evaded or attempted to be evaded.

10  (1) Subsection 286(1) of the Act is replaced by the following:

Keeping books and records

286 (1) Every person that carries on a business or is engaged in a commercial activity in Canada, every person that is required under this Part to file a return and every person that makes an application for a rebate or refund shall keep all records that are necessary to enable the determination of the person’s liabilities and obligations under this Part or the amount of any rebate or refund to which the person is entitled.

Minister may specify information

(1.1) The Minister may specify the form a record is to take and any information that the record shall contain.

Language and location of record

(1.2) Unless otherwise authorized by the Minister, a record shall be kept in Canada in English or in French.

(2) Subsection (1) comes into force, or is deemed to have come into force, on July 1, 2021.

11  (1) The definition business number in subsection 295(1) of the Act is amended by striking out “or” at the end of paragraph (a) and by adding the following after that paragraph:

(a.1) a person registered under Subdivision E of Division II; or

(2)  Paragraph 295(6.1)(a) of the Act is replaced by the following:

(a) the identified person is registered under Subdivision E of Division II or Subdivision D of Division V; and

(3)  Subsections (1) and (2) come into force, or are deemed to have come into force, on July 1, 2021.

12  Paragraph 298(1)(e) of the Act is replaced by the following:

(e) in the case of any penalty payable by the person, other than a penalty under section 280.1, 285, 285.01, 285.02 or 285.1, more than four years after the person became liable to pay the penalty;

GST New Housing Rebate Conditions

13  (1) Subsection 262(3) of the Act is replaced by the following:

Group of individuals

(3)  If a supply of a residential complex or a share of the capital stock of a cooperative housing corporation is made to two or more individuals or if two or more individuals construct or substantially renovate, or engage another person to construct or substantially renovate, a residential complex, the following rules apply in respect of those individuals:

(a)  subject to paragraphs (b) and (c), the references in sections 254 to 256 to a particular individual shall be read as references to all of those individuals as a group;

(b)  the references in paragraphs 254(2)(b), 254.1(2)(b), 255(2)(c), 256(2)(a) and (2.2)(b) to the primary place of resi- dence of the particular individual or a relation of the particular individual are to be read as references to the primary place of residence of any of those individuals or a relation of any of those individuals;

(c)  the references in clause 254(2)(g)(i)(A), subparagraphs 254.1(2)(g)(i), 255(2)(f)(i) and 256(2)(d)(i) and paragraph 256(2.2)(c) to the particular individual or a relation of the particular individual are to be read as references to any of those individuals or a relation of any of those individuals; and

(d)  only one of those individuals may apply for the rebate under section 254, 254.1, 255 or 256, as the case may be, in respect of the complex or share.

(2)  Subsection (1) applies in respect of

(a)  any rebate under subsection 254(2), 254.1(2) or 255(2) of the Act in respect of which the agreement referred to in paragraph 254(2)(b), 254.1(2)(a) or 255(2)(c) of the Act, as the case may be, is entered in- to after Budget Day; and

(b) any rebate under subsection 256(2) of the Act

(i)  in respect of a residential complex (other than a mobile home or floating home) if the construc- tion or substantial renovation of the residential complex is substantially completed after Budget Day, or

(ii)  in respect of a mobile home or floating home acquired or imported after Budget Day.

Rebate of Excise Tax for Goods Purchased by Provinces

14  (1) Section 68.19 of the Excise Tax Act is replaced by the following:

Payment — use by province

68.19 (1) If tax under Part III has been paid in respect of any goods that Her Majesty in right of a province has pur- chased or imported, an amount equal to the amount of that tax shall, subject to this Part, be paid to Her Majesty in right of the province if Her Majesty in right of the province has purchased or imported those goods for any purpose other than

(a) resale;

(b)  use by any board, commission, railway, public utility, university, manufactory, company or agency owned, con- trolled or operated by the government of the province or under the authority of the legislature or the lieutenant gover- nor in council of the province; or

(c) use by Her Majesty in right of the province, or by any agents or servants of Her Majesty in right of the province, in connection with the manufacture or production of goods or use for other commercial or mercantile purposes.

Application

(1.1) No amount shall be paid under subsection (1) in respect of goods purchased or imported by Her Majesty in right of a province unless an application for the payment is made within two years after Her Majesty in right of the province purchased or imported those goods.

Election

(1.2) Her Majesty in right of a province and the particular person that is, as the case may require, the importer, trans- feree, manufacturer, producer, wholesaler, jobber or other dealer in respect of goods that Her Majesty in right of the province purchases or imports may jointly elect, in prescribed form containing prescribed information, to have the fol- lowing rules apply in respect of the purchase or importation:

(a)  the particular person, and not Her Majesty in right of the province, is entitled to apply for a payment under sub- section (1) in respect of the purchase or importation; and

(b)  the amount payable by the Minister under subsection (1) in respect of the purchase or importation shall be paid to the particular person, and not to Her Majesty in right of the province.

Limitation

(1.3) No more than one election under subsection (1.2) may be made by Her Majesty in right of a province in respect of a particular purchase or importation of goods.

Exception

(2) Subsection (1.2) does not apply in respect of goods purchased or imported by Her Majesty in right of a province at a time when a reciprocal taxation agreement referred to in section 32 of the Federal-Provincial Fiscal Arrangements Act is in force in respect of the province.

Non-application of subsection 68.2(1)

(3) For greater certainty, if an application for a payment in respect of goods can be made by any person under subsec- tion (1), subsection 68.2(1) does not apply in respect of the goods.

(2)  Subsection (1) applies in respect of any goods purchased or imported after 2021.

Electronic Filing and Certification of Tax and Information Returns

15  The Act is modified to give effect to the proposals relating to Electronic Filing and Certification of Tax and Information Returns described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Avoidance of Tax Debts

16  The Act is modified to give effect to the proposals relating to Avoidance of Tax Debts described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Audit Authorities

17  Subsection 98(3) of the Act is replaced by the following:

Inspection

(3) Every person required by subsection (1) to keep records and books of account shall, at all reasonable times, make the records and books of account and every account and voucher necessary to verify the information therein available to officers of the Agency and other persons thereunto authorized by the Minister, give them all reasonable assistance to inspect the records, books, accounts and vouchers and answer all proper questions orally or in writing, in any manner specified by the officers or the other persons.

18  (1) Subsections 288(1) and (2) of the Act are replaced by the following:

Inspections

288 (1) Subject to subsection (2), an authorized person may, at all reasonable times, for any purpose related to the ad- ministration or enforcement of this Part,

(a) inspect, audit or examine the documents, property or processes of a person that may be relevant in determining the obligations of that or any other person under this Part or the amount of any rebate or refund to which that or any other person is entitled;

(b) enter any premises or place where any business or commercial activity is carried on, where any property is kept, where anything is done in connection with any business or commercial activity or where any documents are or should be kept; and

(c) require the owner or manager of the property, business or commercial activity — and any particular person on any premises, or in any place, where the business or commercial activity is carried on, where the property is kept, where anything is done in connection with the business or commercial activity or where any documents are or should be kept — to give to the authorized person all reasonable assistance and to answer all proper questions relating to the administration or enforcement of this Part and, for that purpose, the authorized person may require

(i)  the owner or manager to attend at the premises or place with the authorized person, and

(ii) the owner, the manager or the particular person to answer those questions orally or in writing, in any manner specified by the authorized person.

Prior authorization

(2) If any premises or place referred to in subsection (1) is a dwelling-house, an authorized person may not enter that dwelling-house without the consent of the occupant, except under the authority of a warrant issued under subsection (3).

(2)  Paragraph 288(3)(a) of the Act is replaced by the following:

(a)  there are reasonable grounds to believe that a dwelling-house is a premises or place referred to in subsection (1),

Notice of Ways and Means Motion to amend the Excise Act, 2001 and Other Legislation

That it is expedient to amend the Excise Act, 2001 and other legislation as follows:

Excise Duty on Tobacco

1    (1) The definition adjustment day in section 58.1 of the Excise Act, 2001 is amended by striking out “or” at the end of paragraph (a.1) and by adding the following after that paragraph:

(a.2) the day after Budget Day; or

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

2   (1) Section 58.2 of the Act is amended by adding the following after subsection (1.1):

Imposition of tax — 2021 increase

(1.2) Subject to section 58.3, every person shall pay to Her Majesty a tax on all taxed cigarettes of the person held at the beginning of the day after Budget Day at the rate of $0.02 per cigarette.

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

3    (1) Subsection 58.5(1) of the Act is amended by striking out “or” at the end of paragraph (a.1) and by adding the following after that paragraph:

(a.2) in the case of the tax imposed under subsection 58.2(1.2), June 30, 2021; or

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

4   (1) Subsection 58.6(1) of the Act is amended by striking out “or” at the end of paragraph (a.1) and by adding the following after that paragraph:

(a.2) in the case of the tax imposed under subsection 58.2(1.2), June 30, 2021; or

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

5  (1) Paragraph 1(a) of Schedule 1 to the Act is replaced by the following:

(a) $0.72725; or

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

6   (1) Paragraph 2(a) of Schedule 1 to the Act is replaced by the following:

(a) $0.14545; or

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

7   (1) Paragraph 3(a) of Schedule 1 to the Act is replaced by the following:

(a) $9.09062; or

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

8  (1) Paragraph 4(a) of Schedule 1 to the Act is replaced by the following:

(a) $31.65673; or

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

9  (1) Subparagraph (a)(i) of Schedule 2 to the Act is replaced by the following:

(i) $0.11379, or

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

Electronic Filing and Certification of Tax and Information Returns

10  The Excise Act, 2001 is modified to give effect to the proposals relating to Electronic Filing and Certi- fication of Tax and Information Returns described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

11  The Air Travellers Security Charge Act is modified to give effect to the proposals relating to Elec- tronic Filing and Certification of Tax and Information Returns described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

12  The Greenhouse Gas Pollution Pricing Act is modified to give effect to the proposals relating to Electronic Filing and Certification of Tax and Information Returns described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Avoidance of Tax Debts

13   The Excise Act, 2001 is modified to give effect to the proposals relating to Avoidance of Tax Debts de- scribed in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

14   The Greenhouse Gas Pollution Pricing Act is modified to give effect to the proposals relating to Avoidance of Tax Debts described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Audit Authorities

15  (1) The portion of subsection 260(2) of the Excise Act, 2001 before paragraph (a) is replaced by the following:

Powers of officer

(2) The officer may, at all reasonable times, for any purpose related to the administration or enforcement of this Act

(2) Paragraphs 260(2)(b) and (c) of the Act are replaced by the following:

(b) stop a conveyance or direct that it be moved to a place where an inspection or examination may be performed;

(c) require any individual to be present during an inspection, audit or examination, require any individual to answer all proper questions orally or in writing, in any manner specified by the officer and require any individual to give to the officer all reasonable assistance;

16  (1) The portion of subsection 70(2) of the Air Travellers Security Charge Act before paragraph (a) is replaced by the following:

Powers of authorized person

(2) The authorized person may, at all reasonable times, for any purpose related to the administration or enforcement of this Act

(2) Paragraph 70(2)(b) of the Act is replaced by the following:

(b) require any individual to be present during an inspection, audit or examination, require any individual to give to the authorized person all reasonable assistance and require any individual to answer all proper questions orally or in writing, in any manner specified by the authorized person.

17  (1) The portion of subsection 141(2) of the Greenhouse Gas Pollution Pricing Act before paragraph

(a)  is replaced by the following:

Powers of authorized person

(2) The authorized person may, at all reasonable times, for any purpose related to the administration or enforcement of this Part

(2) Paragraph 141(2)(b) of the Act is replaced by the following:

(b)  require any individual to be present during an inspection, audit or examination, require any individual to answer all proper questions orally or in writing, in any manner specified by the authorized person and require any individual to give to the authorized person all reasonable assistance.

Excise Duty on Vaping Products

18  The Excise Act, 2001 is modified to give effect to the proposals relating to Excise Duty on Vaping Products described in the budget documents tabled by the Minister of Finance in the House of Com- mons on Budget Day.

Notice of Ways and Means Motion to introduce an Act to implement a Tax on Select Luxury Goods

That it is expedient to introduce an Act to give effect to the proposals relating to the Tax on Select Luxury Goods described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

1

Draft Amendments to
Various Regulations

Draft Amendments to Various GST/HST Regulations

Input Tax Credit Information Requirements

Input Tax Credit Information (GST/HST) Regulations

1 The definition intermediary in section 2 of the Input Tax Credit Information (GST/HST) Regulations is replaced by the following:

intermediary of a person, means, in respect of a supply made by the person, a registrant

(a) that, acting as agent of the person or under an agreement with the person, causes or facilitates the making of the supply, or

(b) that is deemed under subsection 177(1.11) of the Act to have acted as agent of the person in making the supply; (intermédiaire)

2 (1) The portion of paragraph 3(a) of the Regulations before subparagraph (i) is replaced by the following:

(a) where the total amount paid or payable shown on the supporting documentation in respect of the supply or, if the supporting documentation is in respect of more than one supply, the supplies, is less than $100,

(2) The portion of paragraph 3(b) of the Regulations before subparagraph (i) is replaced by the following:

(b) where the total amount paid or payable shown on the supporting documentation in respect of the supply or, if the supporting documentation is in respect of more than one supply, the supplies, is $100 or more and less than $500,

(3) The portion of paragraph 3(c) of the Regulations before subparagraph (i) is replaced by the following:

(c) where the total amount paid or payable shown on the supporting documentation in respect of the supply or, if the supporting documentation is in respect of more than one supply, the supplies, is $500 or more,

3 Sections 1 and 2 are deemed to have come into force on the day after Budget Day.

GST New Housing Rebate Conditions

New Harmonized Value-added Tax System Regulations, No. 2

4 Section 40 of the New Harmonized Value-added Tax System Regulations, No. 2 is replaced by the following:

Group of individuals

40 If a supply of a residential complex or a share of the capital stock of a cooperative housing corporation is made to two or more individuals or if two or more individuals construct or substantially renovate, or engage another person to construct or substantially renovate, a residential complex, the following rules apply in respect of those individuals:

(a) subject to paragraphs (b) and (c), the references in sections 41, 43, 45 and 46 and the references in section 256.21 of the Act to an individual are to be read as references to all of those individuals as a group;

1

(b) the references in subsection 41(2) and paragraphs 45(2)(a), 46(2)(a) and 46(5)(c) to the primary place of residence of an individual or a relation of the individual are to be read as references to the primary place of residence of any of those individuals or a relation of any of those individuals;

(c) the reference in paragraph 46(5)(d) to the particular individual or a relation of the particular individual is to be read as a reference to any of those individuals or a relation of any of those individuals; and

(d) only one of those individuals may apply for a rebate under subsection 256.21(1) of the Act in respect of the complex or share, the amount of which is determined under section 41, 43, 45 or 46.

5 Section 4 applies in respect of

(a) any rebate under subsection 256.21(1) of the Excise Tax Act, the amount of which is determined under subsection 41(2), 43(1) or 45(2) of the Regulations, in respect of which the agreement referred to in paragraph 254(2)(b), 254.1(2)(a) or 255(2)(c) of that Act, as the case may be, is entered into after Budget Day; and

(b) any rebate under subsection 256.21(1) of the Excise Tax Act, the amount of which is determined under subsection 46(2) of the Regulations

(i) in respect of a residential complex (other than a mobile home or floating home) if the construction or substantial renovation of the residential complex is substantially completed after Budget Day, or

(ii) in respect of a mobile home or floating home acquired, imported or brought into a participating province after Budget Day.

2

Annex 7

Consultations on Other Tax Measures:
Supplementary Information

Overview

This annex provides detailed information on the Digital Services Tax proposed in the Budget and invites input from stakeholders. It also provides information about the proposed Tax on Unproductive Use of Canadian Housing by Foreign Non-resident Owners, including plans for consultation.

The costing for the measures in this annex is presented in Table 1 – Cost of Proposed Tax Measures in Annex 6.

Digital Services Tax

Context

Digital technology has resulted in the development of new business models and ways of creating value. In the digital economy, data is a key commodity and the collection, processing and monetization of data is a key commercial activity. New business models have developed involving online platforms that attract users through certain service offerings, collect data and content contributions from the users, and then monetize that data and content in order to earn a profit.

Examples of such business models include:

●	social media platforms and search engines that earn revenue from advertising that they target based on data they have gathered about their users’ interests; and

●	intermediation platforms that create online markets for sellers and buyers of goods or services (e.g., taxi rides, short-term accommodations), exchange information across the platform about those on the other side of the market and facilitate transactions between them.

In these business models, the users are not mere customers of the platform or passive recipients of its services. The active participation of users, in interacting with the platform and providing data and content contributions, is a key contributor to the product offering of the platform. This user participation is a key input in the platform business’s production process in a way similar to labour and physical capital in a more traditional business. For example:

●	a search engine cannot earn advertising revenue without users to view ads and provide information allowing those ads to be targeted; and

Consultations on Other Tax Measures: Supplementary Information	731

●	an accommodation platform cannot facilitate transactions without information about available apartments to share with potential renters and information about renters seeking premises to share with apartment providers.

Current tax systems, however, were generally designed for a bricks-and-mortar economy and effectively assume that value is created only in places where physical resources, like employees, facilities and equipment, are located. Given their reliance on digital technology, businesses of this type do not require a local physical presence in order to engage with users and collect their data and content. These businesses nevertheless can reasonably be considered to be conducting this part of their value-creating activity, even if it is controlled remotely, in the location of the users. This activity, however, is not always subject to local tax under current rules.

Since user-intensive commercial activity of this kind is dominated by businesses that are multinational in scope, this issue would be best addressed multilaterally. To this end, the international community has been discussing possible approaches for a number of years. In the project on Base Erosion and Profit Shifting (BEPS) undertaken by the members of the Organisation for Economic Co- operation and Development (OECD) and the G20 from 2013 to 2015, digital economy challenges were designated as Action 1 of the 15 action items. No agreement, however, was reached under Action 1 on a common approach with respect to corporate-level tax. Intensive discussions on the challenges of digitalization re-started in 2017 through the OECD-led Inclusive Framework on BEPS (which now has 139 member jurisdictions). Due to the inability to reach consensus, however, in October 2020 the target date for agreement was deferred to mid-2021.

Canada has a strong preference for a multilateral approach and so continues to work actively toward this goal with our international partners. However, there have been delays in reaching agreement and there is uncertainty about when an eventual agreed approach will come into effect. The government therefore proposes to implement an interim measure.

Proposed Measure

As announced in the November 2020 Fall Economic Statement, Budget 2021 proposes to implement a Digital Services Tax (DST). The proposed tax is intended to ensure that revenue earned by large businesses – foreign or domestic – from engagement with online users in Canada, including through the collection, processing and monetizing of data and content contributions from those users, is subject to Canadian tax. The DST is intended to be interim in nature – it would apply as of January 1, 2022 until an acceptable multilateral approach comes into effect with respect to the implicated businesses.

732	Annex 7

The proposed tax would have the following key features.

●	Rate and Base: The DST would apply at a rate of 3 per cent on revenue from certain digital services reliant on the engagement, data and content contributions of Canadian users. For greater certainty, revenue would not include any applicable value-added tax or sales tax amounts collected on the revenue transaction.

●	In-Scope Revenue: The DST would apply to revenue from online business models in which the participation of users, including by the provision of data and content contributions, is a key value driver. Specifically, it would apply to revenue from:

–	Online marketplaces: Services provided through an online marketplace that helps match sellers of goods and services with potential buyers, whether or not the platform facilitates completion of the sale. Included would be optional (e.g., “premium”) services that enhance the basic intermediation function or affect its commercial terms. This category would not generally include:

▪	revenue in respect of the storage or shipping of tangible goods sold through the marketplace, to the extent the revenue reflects a reasonable rate of compensation for those services;

▪	the sale of goods and services (including the sale, licensing or streaming of digital content such as audio, video, games, software, e-books, newspapers and magazines) by a seller on its own account; and

▪	trading in financial instruments and commodities.

–	Social media: Services provided through an online interface to facilitate interaction between users or between users and user-generated content. This category would not generally include an interface of which the sole purpose is to provide communications services (such as telephone service through Voice over Internet Protocol).

–	Online advertising: Services aimed at the placing of online advertisements that are targeted based on data gathered from users of an online interface. This would include online interfaces such as online marketplaces, social media platforms, internet search engines, digital content streaming services, and online communications services. Advertisements would include preferential search listings. The scope would encompass both revenue earned by an interface operator from the display of advertising on the interface as well as revenue earned from systems for facilitating online advertising placement by third parties (including demand-side platforms, supply-side platforms, ad exchanges and advertising performance monitoring services).

Consultations on Other Tax Measures: Supplementary Information	733

–	User data: The sale or licensing of data gathered from users of an online interface, including anonymized and aggregated data.

●	Taxpayers:

–	Thresholds: The DST would apply to businesses organized under various forms including corporations, trusts and partnerships. The DST would apply in a particular calendar year to an entity that meets, or is a member of a business group that meets, both of the following thresholds:

▪	global revenue from all sources of €750 million or more (the threshold for country-by-country reporting under an OECD standard) in the previous calendar year; and

▪	in-scope revenue associated with Canadian users of more than $20 million in the particular calendar year.

For such entities or groups, the DST would apply only to in-scope revenue associated with Canadian users in excess of the $20 million threshold.

–	Group-level calculation: Group-level calculation of thresholds is important because a firm’s administrative capacity is linked to its overall size and the revenue-generating activities linked to Canadian users may be dispersed across multiple entities in a business group. It is anticipated that groups will generally be defined in the same manner as for country-by-country reporting.

–	Large firms: Large firms are the focus of the proposed tax for several reasons.

▪	Successful leveraging of user participation, data and content as a key value creation method in an online platform involves significant economies of scale and important network effects. Users are attracted by the presence of other users with whom they can interact, so market share tends to gravitate toward platforms that attract large user groups. Larger platforms thus tend to have a greater ability to generate value from user engagement.

▪	Larger, more mature firms are more likely to be profitable and able to bear the burden of a tax on revenue, which is not sensitive to profitability. Exclusion from the tax of smaller firms, from all countries, will help ensure that smaller, less mature and growing firms, which are less likely to be profitable, are not prejudiced in their ability to compete against larger, more established firms.

▪	Large firms are better able to manage the burden of compliance associated with a new tax and can absorb the relevant costs over a larger amount of revenue. The relative costs of administration for government are also proportionately smaller relative to the tax revenue for larger firms. In particular, the costs of administering a tax applicable to large numbers of smaller firms, many of which have little or no local physical presence, would be inordinate.

734	Annex 7

●	Revenue Sourcing: When revenue of an entity is contractually related to both activities within the scope of the DST and other activities, the in-scope revenue would need to be determined on a reasonable basis. In determining an entity’s in-scope revenue associated with users in Canada (as opposed to users in another jurisdiction), two general methods would be used. Where it is possible to trace revenues to relevant users in Canada on the basis of transactional information, such tracing would be required. Where such tracing is not possible, a specified formulaic allocation would be required. Revenue sourcing principles would vary according to the nature of the revenue.

–	Online marketplaces: Fee revenue of online marketplaces would generally be sourced to the locations of the users who interact through the interface.

▪	Transactional: Fee revenue associated with a particular transaction between users (e.g., a fee set as a percentage of the transaction price or as a fixed amount per transaction, or a fee otherwise set for a particular transaction) would generally be considered to be sourced 50:50 to the locations of the buyer and seller. This allocation recognizes that regardless of the legal arrangement for payment of the fee, the intermediation service of the marketplace is reliant on the engagement and data contributions of both parties. However, where the transaction is an arrangement for the performance of a tangible service in a particular location (e.g., accommodations, food delivery, taxi ride), the revenue would be sourced to the location where the service is performed.

▪	Non-transactional: Fee revenue that is not associated with a particular transaction (e.g., interface subscription fees) and revenue from advertising goods or services listed for sale on the marketplace would be sourced to the locations of the interface users on a formulaic basis. The revenue associated with users in Canada would be considered to be equal to the total of the relevant revenue multiplied by the ratio of the number of marketplace transaction participants in Canada to the total number of transaction participants. For this purpose, the buyer and seller in a transaction would each be considered a “transaction participant” and a participant would be counted each time it participates in a transaction. This allocation reflects the fact that non-transactional interface fees are generally paid for the ultimate purpose of concluding transactions with other interface users, even if those users cannot be identified at the time the fee is paid.

Consultations on Other Tax Measures: Supplementary Information	735

–	Social media: Fee revenue of social media interfaces (e.g., interface subscription fees) would be sourced to the locations of the interface users on a formulaic basis. The revenue associated with users in Canada would be considered to be equal to the total of the relevant revenue multiplied by the ratio of the number of active users of the interface that are users in Canada to the total number of active users in all locations. This allocation reflects the fact that interface fees are generally paid for the purpose of facilitating interactions with other interface users, including those who do not pay fees.

–	Online advertising: Online advertising revenue would generally be sourced based on the location of the user who views, listens to, clicks on, or otherwise consumes the advertisement. This user would often be the same user whose data has been used to target the advertisement. As an exception, revenue of an online marketplace from advertising goods or services listed for sale on the marketplace would be sourced using the formula applicable to non-transactional marketplace fee revenue (outlined above). Outside of this exception, advertising revenue would be sourced using tracing or a formulaic basis, according to the circumstances.

▪	Tracing: Advertising revenue would be required to be traced to viewers in Canada where possible. For example, this would include revenue from a series of advertisements that is shown all or substantially all (generally 90 per cent or more) to viewers in Canada and revenue from individual advertisements that are shown to viewers in Canada (e.g., where advertising fees are contractually charged on the basis of a user viewing or clicking on the advertisement or taking some other action).

▪	Formula: Where under a contract advertising revenue associated with users in Canada and other jurisdictions is not separately identifiable, revenue associated with users in Canada would be considered to be equal to the total contract revenue multiplied by the ratio of the number of advertisement views by viewers in Canada to the total number of advertisement views by viewers in all locations.

–	User data: Revenue from the sale of user data would be sourced where possible to the location of the user to whom the data relates. If particular revenue relates to data in respect of both users in Canada and users in other locations, the revenue associated with users in Canada would be considered to be equal to the total of the relevant revenue multiplied by the ratio of the number of users from which the data was collected that are users in Canada to the total number of users.

736	Annex 7

●	User Location:

–	Ordinary location: The determination of whether a user of an interface is located in Canada or some other country for purposes of revenue sourcing would generally be based on the ordinary (i.e., usual) location of an individual user and the ordinary place of business of a business user. The determination of the ordinary location, or ordinary place of business, of a user would be based on information generally available to the digital service provider. This would include such indicators as recurring data on device geolocation or internet protocol (IP) address, billing address, delivery address (where relevant), and telephone area code.

–	Real-time location: By exception, in the cases of advertising targeted based on the real-time location of a user and the sale of data based on the real-time location of a user, the real-time location of a user would be based on device geolocation if available, or other information if not.

–	Consistency: Firms would be expected to use a consistent approach in determining user location, though different approaches might be used for different services depending on differences in data availability.

●	Treatment for Income Tax Purposes: As with other non-income taxes, the deductibility of the DST liability of an entity in computing taxable income for Canadian income tax purposes would be determined based on general principles – e.g., whether it is incurred for the purpose of earning the entity’s income subject to Canadian income tax. DST liability would not be eligible for a credit against Canadian income tax payable.

●	Administration: It is proposed that firms subject to DST be required to file an annual return following the end of the reporting period, which is proposed to be the calendar year. It is contemplated that:

–	one annual payment would be required after the end of the reporting period;

–	a group would be able to designate an entity to file the DST return and pay the DST liability on behalf of the group; and

–	to facilitate enforcement, each entity in a group would be jointly and severally liable for DST payable by any other group member.

Coming Into Force

The DST would apply as of January 1, 2022.

Consultations on Other Tax Measures: Supplementary Information	737

Consultation

The government plans to engage with the provinces and territories to discuss the implications of the DST.

The government welcomes feedback from stakeholders on the proposed approach to implementing the DST. Interested parties are invited to send written representations by June 18, 2021 to the Department of Finance Canada, Tax Policy Branch at: DST-TSN@canada.ca.

It is anticipated that draft legislation for a new statute implementing the DST would be released for public comment during summer 2021, taking into account the feedback received. The legislation would subsequently be included in a bill to be introduced in Parliament.

738	Annex 7

Tax on Unproductive Use of Canadian Housing by Foreign Non-resident Owners

Budget 2021 proposes to introduce a new national 1-per-cent tax on the value of non-resident, non-Canadian owned residential real estate considered to be vacant or underused. This tax would be levied annually beginning in 2022.

Beginning in 2023, all owners of residential property in Canada, other than Canadian citizens or permanent residents of Canada, would be required to file an annual declaration for the prior calendar year with the Canada Revenue Agency in respect of each Canadian residential property they own. The requirement to file this declaration would apply irrespective of whether the owner is subject to tax in respect of the property for the year.

In a declaration in respect of a property, the owner would be required to report information such as the property address, the property value and the owner’s interest in the property. The owner may also be eligible to claim in their declaration an exemption from the tax in respect of a property for the year. An exemption may be available, for instance, where a property is leased to one or more qualified tenants in relation to the owner for a minimum period in a calendar year. Where an exemption in respect of a property for the year is not available, the owner would be required to calculate the amount of tax owing and report and remit it to the Canada Revenue Agency by the filing due date.

The failure to file a declaration with respect to a property for a calendar year as and when required could result in the loss of any available exemptions in respect of the property for the calendar year. Penalties and interest would also be applicable and the assessment period would be unlimited.

In the coming months, the government will release a backgrounder to provide stakeholders with an opportunity to comment on further parameters of the proposed tax. These parameters would include, for example, the definition of residential property, the value on which the tax would apply, how the tax would apply where a property is owned by multiple individuals and/or non-individuals, potential exemptions and compliance and enforcement mechanisms. Additionally, the consultation will consider whether, how and when the proposed tax would apply in smaller, resort and tourism communities.

Consultations on Other Tax Measures: Supplementary Information	739

Notices of Ways and
Means Motions

Notice of Ways and Means Motion to Introduce an Act to Implement a Digital Services Tax

That it is expedient to introduce an Act to implement a Digital Services Tax to give effect to the proposals relating to the Digital Services Tax as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Notice of Ways and Means Motion to introduce an Act to implement a Tax on Unproductive Use of Canadian Housing by Foreign Non-resident Owners

That it is expedient to introduce an Act to give effect to the proposals relating to the Tax on Unproductive Use of Canadian Housing by Foreign Non-resident Owners described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.